Exhibit 99.20

NOTICES OF SPECIAL MEETINGS

and

JOINT MANAGEMENT INFORMATION CIRCULAR

of

GCM MINING CORP. and ARIS GOLD CORPORATION

for the

SPECIAL MEETINGS OF SHAREHOLDERS

to be held September 19, 2022

in connection with a proposed

PLAN OF ARRANGEMENT

involving

GCM MINING CORP.,

1373945 B.C. LTD.,

ARIS GOLD CORPORATION

AND THE

SHAREHOLDERS OF ARIS GOLD CORPORATION

August 16, 2022

TAKE ACTION AND VOTE TODAY

These materials are important and require your immediate attention. If you are in doubt as to how to make such decisions, please contact your financial, legal, tax or other professional advisors. No securities regulatory authority in Canada, the United States or elsewhere has expressed an opinion about, or passed upon the fairness or merits of, the transactions described in this document, the securities being offered pursuant to such transactions or the adequacy of the information contained in this document and it is an offense to claim otherwise. GCM Shareholders that require further assistance may contact GCM’s proxy solicitation agent, Morrow Sodali (Canada) Ltd., by: (i) telephone, toll-free for GCM Shareholders in North America at 1-888-999-1787, or collect call for GCM Shareholders outside of North America at 1-289-695-3075; or (ii) email at assistance@morrowsodali.com. Aris Shareholders that require further assistance may contact Aris’ proxy solicitation agent, Laurel Hill Advisory Group, by: (i) telephone, toll-free for Aris Shareholders in North America at 1-877-452-7184, or collect call for Aris Shareholders outside of North America at 1-416-304-0211; or (ii) e-mail at assistance@laurelhill.com.

NOTICE OF SPECIAL MEETING OF

THE SHAREHOLDERS OF GCM MINING CORP.

NOTICE IS HEREBY GIVEN that a special meeting (the “GCM Meeting”) of the holders (the “GCM Shareholders”) of common shares (the “GCM Shares”) of GCM Mining Corp. (“GCM”) will be held virtually, via live audio webcast at https://virtual-meetings.tsxtrust.com/1397 on September 19, 2022 at 8:00 a.m. (Vancouver time; 11:00 a.m. Toronto time), for the following purposes:

1.

to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution (the “GCM Resolution”), the full text of which is set forth in Appendix A to the accompanying joint management information circular dated August 16, 2022 (the “Circular”), authorizing and approving the issuance of up to 73,748,820 GCM Shares in connection with the proposed acquisition by GCM of all of the outstanding common shares of Aris Gold Corporation (“Aris”) not already owned by GCM, including GCM Shares issuable upon the exercise of convertible securities of Aris following the effective date of the Arrangement (as defined below), in connection with the proposed plan of arrangement of Aris pursuant to section 288 of the Business Corporations Act (British Columbia) (the “Arrangement”) involving GCM, 1373945 B.C. Ltd., Aris and the shareholders of Aris to be completed pursuant to the terms and subject to the conditions of the arrangement agreement dated July 25, 2022 between GCM and Aris, all as more particularly described in the Circular; and

2.	to transact such further and other business as may properly be brought before the GCM Meeting or any adjournment or postponement thereof.

The Circular includes more detailed information relating to the matters to be considered at the GCM Meeting.

The record date for determining the GCM Shareholders entitled to receive notice of and vote at the GCM Meeting is the close of business on August 15, 2022.

GCM has determined to hold the GCM Meeting virtually via a live audio webcast. All registered GCM Shareholders or their duly appointed proxyholders, regardless of their geographic location and equity ownership, will have an equal opportunity to participate in the GCM Meeting and engage with directors and management of GCM.

A registered GCM Shareholder may attend, submit questions and vote at the GCM Meeting online at https://virtual-meetings.tsxtrust.com/1397 or may be represented at the GCM Meeting by proxy. GCM Shareholders will not be able to attend the GCM Meeting in person. Registered GCM Shareholders who are unable to virtually attend the GCM Meeting, or an adjournment or postponement thereof, are requested to complete, date, and sign the accompanying form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Circular.

Votes must be received by TSX Trust Company (“TSX Trust”), GCM’s transfer agent, prior to 8:00 a.m. (Vancouver time; 11:00 a.m. Toronto time) on September 15, 2022, or at least 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment or postponement of the GCM Meeting. The time limit for deposit of proxies may be waived or extended by the Chair of the GCM Meeting at their discretion, without notice.

If you are a beneficial GCM Shareholder and have received these materials through your broker or through another intermediary, please complete and return the voting instruction form provided to you by your broker or other intermediary in accordance with the instructions provided therein.

It is important to note that GCM Shareholders must remain connected to the internet at all times during the GCM Meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the GCM Meeting.

Non-registered shareholders must seek instruction on how to complete their form of proxy and vote their shares from their broker, trustee, financial institution or other nominee. Please advise GCM of any change in your mailing address.

This Notice of Meeting and the Circular will also be available under GCM’s profile on SEDAR at www.sedar.com.

GCM Shareholders who are planning to return the form of proxy or a voting instruction form are encouraged to review the Circular carefully before submitting the form of proxy or voting instruction form.

Your vote is very important, regardless of the number of GCM Shares that you own. Whether or not you expect to virtually attend the GCM Meeting, we encourage you to vote using the form of proxy or voting instruction form, as applicable, as promptly as possible to ensure that your vote will be counted at the GCM Meeting.

If you have any questions or require assistance in completing your proxy or voting information form, please contact GCM’s proxy solicitation agent, Morrow Sodali (Canada) Ltd., by telephone at 1-888-999-1787 (toll-free in North America) or 1-289-695-3075 (collect call outside North America) or by email at assistance@morrowsodali.com.

THE GCM BOARD OF DIRECTORS UNANIMOUSLY1 RECOMMENDS THAT GCM

SHAREHOLDERS VOTE FOR THE GCM RESOLUTION.

DATED at Toronto, Ontario, this 16th day of August, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Lombardo Paredes Arenas”

Lombardo Paredes Arenas
Chief Executive Officer

1 As defined in the Circular.

NOTICE OF SPECIAL MEETING OF

THE SHAREHOLDERS OF ARIS GOLD CORPORATION

NOTICE IS HEREBY GIVEN that a special meeting (the “Aris Meeting”) of the holders (the “Aris Shareholders”) of common shares (the “Aris Shares”) of Aris Gold Corporation (“Aris”) will be held virtually, via live audio webcast using the LUMI virtual meeting platform online at https://web.lumiagm.com/294-900-287 on September 19, 2022 at 10:00 a.m. (Vancouver time; 1:00 p.m. Toronto time), for the following purposes:

1.

to consider and, if thought advisable, to pass, with or without variation, a special resolution (the “Aris Arrangement Resolution”), the full text of which is set forth in Appendix B to the accompanying joint management information circular dated August 16, 2022 (the “Circular”), authorizing and approving a plan of arrangement (the “Plan of Arrangement”) pursuant to section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving GCM Mining Corp., 1373945 B.C. Ltd., Aris and the Aris Shareholders; and

2.	to transact such further and other business as may properly be brought before the Aris Meeting or any adjournment or postponement thereof.

The Circular includes more detailed information relating to the matters to be considered at the Aris Meeting.

The record date for determining the Aris Shareholders entitled to receive notice of and vote at the Aris Meeting is the close of business on August 15, 2022.

Aris Shareholders will not be able to attend the Aris Meeting in person. Registered Aris Shareholders and duly appointed proxyholders (who have properly registered) will be able to attend, participate and vote at the Aris Meeting online at https://web.lumiagm.com/294-900-287. Non-registered (beneficial) Aris Shareholders who have not appointed themselves as proxyholder will be able to attend the Aris Meeting as guests and view the webcast, however, they will not be able to participate or vote at the Aris Meeting.

Forms of proxy must be returned to Odyssey Trust Company (“Odyssey”), Aris’ transfer agent, prior to 10:00 a.m. (Vancouver time; 1:00 p.m. Toronto time) on September 15, 2022, or at least 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment or postponement of the Aris Meeting. The time limit for deposit of proxies may be waived or extended by the Chair of the Aris Meeting at their discretion, without notice.

If you are a beneficial Aris Shareholder and have received these materials through your broker or through another intermediary, please complete and return the voting instruction form provided to you by your broker or other intermediary in accordance with the instructions provided therein.

If appointing a person, other than the management nominees identified on the form of proxy or voting instruction form, to represent you at the Aris Meeting, you must follow the instructions in the Circular or on the form of proxy or voting instruction form to appoint such proxyholder by such proxy deadline. Once appointed, registering the proxyholder before such proxy deadline is an additional step in order for the proxyholder to participate in the online Aris Meeting. To register a proxyholder, Aris Shareholders MUST send an email to appointee@odysseytrust.com by 10:00 a.m. (Vancouver time; 1:00 p.m. Toronto time) on September 15, 2022 and provide Odyssey with the required proxyholder contact information (including an email), the number of Aris Shares appointed, and the name in which the Aris Shares are registered, so that Odyssey may provide the proxyholder with a username via email.

Additional information on how to attend and participate at the Aris Meeting can be found in the accompanying Circular. Aris Shareholders who are planning to return the form of proxy or a voting instruction form are encouraged to review the Circular carefully before submitting the form of proxy or voting instruction form.

Pursuant to an interim order made by the Supreme Court of British Columbia (the “Court”) pursuant to section 291 of the BCBCA (the “Interim Order”), the BCBCA and the Plan of Arrangement, each registered Aris Shareholder will be granted the right to dissent in respect of the Aris Arrangement Resolution. To exercise such dissent right: (a) a written notice of dissent to the Aris Arrangement Resolution must be received by Aris c/o Fasken Martineau DuMoulin LLP, 550 Burrard Street, Suite 2900, Vancouver, British Columbia, V6C 0A3 (Attention: Brook Greenberg) by 5:00 p.m. (Vancouver time) on September 15, 2022, or two business days prior to any adjournment or postponement of the Aris Meeting; (b) the Aris Shareholder must not have voted in favour of the Aris Arrangement Resolution; and (c) the Aris Shareholder must have otherwise complied with the provisions of sections 237 to 247 of the BCBCA, as modified and supplemented by the Plan of Arrangement, the Interim Order and a final order made by the Court (the “Final Order”) approving the arrangement (if applicable). The right to dissent is described in the Circular and the text of each of the Plan of Arrangement, the Interim Order and sections 237 to 247 of the BCBCA, which are set forth in Appendices C, K and N, respectively, to the Circular.

Persons who are beneficial holders of Aris Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent in respect of the Aris Arrangement Resolution should be aware that only registered Aris Shareholders are entitled to dissent. Accordingly, a beneficial Aris Shareholder desiring to exercise this right of dissent must make arrangements for the shares beneficially owned by such person to be registered in their name prior to the time the written notice of dissent to the Aris Arrangement Resolution is required to be received by Aris or, alternatively, make arrangements for the registered Aris Shareholder to dissent on their behalf.

Failure to strictly comply with the requirements set forth in sections 237 to 247 of the BCBCA, as modified and supplemented by the Plan of Arrangement, the Interim Order and the Final Order (if applicable), may result in the loss of any right of dissent with respect to the Aris Arrangement Resolution.

Your vote is very important, regardless of the number of shares that you own. Whether or not you expect to virtually attend the Aris Meeting, we encourage you to vote using the form of proxy or voting instruction form, as applicable, as promptly as possible to ensure that your vote will be counted at the Aris Meeting.

If you have any questions or require assistance in completing your form of proxy or voting information form, please contact our proxy solicitation agent, Laurel Hill Advisory Group., by telephone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (calls outside North America), or by email at assistance@laurelhill.com.

THE ARIS BOARD OF DIRECTORS UNANIMOUSLY1 RECOMMENDS THAT ARIS

SHAREHOLDERS VOTE FOR THE ARIS ARRANGEMENT RESOLUTION.

DATED at Vancouver, British Columbia, this 16th day of August, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Neil Woodyer”

Neil Woodyer
Chief Executive Officer and Director

1 As defined in the Circular.

TABLE OF CONTENTS

GLOSSARY OF TERMS	1

GENERAL PROXY INFORMATION	16

Introduction	16

Information For United States Shareholders	16

Currency Exchange Rates	19

Cautionary Statement Regarding Forward-Looking Information	19

SUMMARY	24

The GCM Meeting	24

The Aris Meeting	24

Parties to the Arrangement	24

The Arrangement	25

Background to the Arrangement	26

Reasons for the Arrangement	26

GCM Fairness Opinions	31

Recommendation of the GCM Special Committee	32

Recommendation of the GCM Board	32

Aris Formal Valuation and Aris Fairness Opinions	32

Recommendation of the Aris Special Committee	34

Recommendation of the Aris Board	34

Voting Agreements	34

Description of the Arrangement	35

GCM Shareholder Approval	37

Aris Shareholder Approval	37

Court Approval	38

Procedure for Exchange of Aris Shares for GCM Shares	38

Dissent Rights with Respect to the Arrangement	39

Income Tax Considerations	39

Risk Factors	39

GENERAL PROXY MATTERS OF GCM	40

Solicitation of Proxies	40

Appointment and Revocation of Proxies	42

Voting of GCM Shares Represented by Management Proxies	44

Advice to Beneficial Holders of GCM Shares	44

Voting Securities of GCM and Principal Holders Thereof	45

GENERAL PROXY MATTERS OF ARIS	46

Solicitation of Proxies	46

Voting Procedures	46

- ii -

Appointment and Revocation of Proxies	47

Registering a Third-Party Proxyholder	48

Revoking a Proxy	48

Voting of Aris Shares Represented by Management Proxies	49

Advice to Beneficial Holders of Aris Shares	49

Notice-and-Access	51

Voting Securities of Aris and Principal Holders Thereof	51

THE ARRANGEMENT	52

Background to the Arrangement	52

Reasons for the Arrangement	58

GCM Fairness Opinions	63

Recommendation of the GCM Special Committee	64

Recommendation of the GCM Board	64

Aris Formal Valuation and Aris Fairness Opinions	64

Recommendation of the Aris Special Committee	73

Recommendation of the Aris Board	73

Voting Agreements	73

Description of the Arrangement	74

Shareholder Approval	76

Court Approval	78

Regulatory Matters	79

Procedure for Exchange of Aris Shares for GCM Shares	79

Withholding Rights	80

THE ARRANGEMENT AGREEMENT	80

Effective Date and Conditions of Arrangement	81

Resulting Board of Directors and Management	81

Representations and Warranties	81

Conditions to the Arrangement Becoming Effective	81

Covenants	84

Indemnification and Insurance	88

Non-Solicitation Covenant and Acquisition Proposal	88

SECURITIES LAW CONSIDERATIONS	93

Interests of Certain Persons and Companies in the Arrangement	93

MI 61-101	100

United States Securities Law Considerations	103

Dissent Rights Under the Arrangement	105

Information Concerning GCM	107

Information Concerning Aris	108

Information Concerning the Resulting Issuer Following Completion of the Arrangement	108

INCOME TAX CONSIDERATIONS	108

- iii -

Certain Canadian Federal Income Tax Considerations	108

Certain United States Federal Income Tax Considerations	114

RISK FACTORS	119

The Arrangement May Not Be Completed	119

The Arrangement Agreement Limits GCM’s and Aris’ Ability to Pursue Alternatives to the Arrangement	119

Possible Failure to Realize Anticipated Benefits of the Arrangement	120

Risks Related to the Businesses of GCM and Aris	120

GCM and Aris are Subject to Covenants in Respect of the Operation of their Business	120

Restrictions on Dividends	120

Diversion of Management’s Attention and Resources	120

Dissent Rights	120

The GCM Shares Issued in Connection with the Arrangement May Have a Market Value Different Than Expected	121

The Resulting Issuer May Not Realize the Benefits of its Growth Projects	121

The Resulting Issuer Will Be Subject to Significant Capital Requirements Associated with its Expanded Portfolio of Development Projects	121

Directors and Officers of GCM and Aris May Have Interests in the Arrangement That are Different From Those of GCM Shareholders and Aris Shareholders	121

Following the Arrangement the Trading Price of the Resulting Issuer May be Volatile	122

Mineral Reserve and Mineral Resource Figures Pertaining to the Resulting Issuer’s Properties are Only Estimates and are Subject to Revision Based on Developing Information	122

GCM and Aris Expect to Each Incur Costs Associated with the Arrangement	123

AUDITORS	123

OTHER MATTERS	123

Other Business	123

Other Material Facts	123

ADDITIONAL INFORMATION	123

GCM DIRECTORS’ APPROVAL	124

ARIS DIRECTORS’ APPROVAL	125

CONSENT OF NATIONAL BANK FINANCIAL INC.	126

CONSENT OF STIFEL NICOLAUS CANADA INC.	127

CONSENT OF BMO NESBITT BURNS INC.	128

CONSENT OF CANACCORD GENUITY CORP.	129

Appendix A GCM Resolution	A-1

Appendix B Aris Arrangement Resolution	B-1

Appendix C Plan of Arrangement	C-1

Appendix D Information Concerning GCM Mining Corp.	D-1

Appendix E Information Concerning Aris Gold Corporation	E-1

Appendix F Information Concerning the Resulting Issuer Following Completion of Arrangement	F-1

Appendix G National Bank Fairness Opinion	G-1

Appendix H Stifel GMP Fairness Opinion	H-1

- iv -

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Circular including Appendices D, E and F. Terms and abbreviations used in the other Appendices to this Circular are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated.

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement, any offer, proposal, expression of interest, or inquiry, whether oral or written, from any person (other than a Party or any of its affiliates) made after the date of the Arrangement Agreement relating to: (i) any acquisition, sale, lease, long-term supply agreement or other arrangement having the same economic effect as a sale, direct or indirect, of: (a) the assets of a Party and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of such Party and its subsidiaries taken as a whole (based on the most recently filed financial statements on SEDAR); or (b) 20% or more of any voting or equity securities of a Party, or one or more of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of such Party and its subsidiaries, taken as a whole; (ii) any take-over bid, tender offer or exchange offer for any class of voting or equity securities of a Party; or (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a Party or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of such Party and its subsidiaries, taken as a whole;

“Adjusted Option In-The-Money Amount” means, in respect of an Aris Option following adjustment of such option at and from the Effective Time as contemplated by the Plan of Arrangement, the amount, if any, by which the total fair market value of the GCM Shares that a holder is entitled to acquire on exercise of such Aris Option following adjustment at and from the Effective Time exceeds the aggregate exercise price to acquire such GCM Shares at that time;

“affiliate” has the meaning ascribed to such term in NI 45-106;

“allowable capital loss” has the meaning ascribed to such term in the section titled “Income Tax Considerations –Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”;

“AmalCo” means the amalgamated corporate entity resulting from the Amalgamation of Aris and SubCo, to be named “Aris Gold Holdings Corp.”;

“AmalCo Shares” means the common shares of AmalCo;

“Amalgamation” has the meaning ascribed to such term in the section titled “Summary – Description of the Arrangement”;

“Aris” means Aris Gold Corporation, a corporation existing under the BCBCA;

“Aris Arrangement Resolution” means the special resolution of the Aris Shareholders approving the Arrangement, in the form set out in Appendix B;

“Aris Board” means the board of directors of Aris as the same is constituted from time to time;

“Aris Broker Warrants” means the broker warrants of Aris, expiring December 19, 2022, each entitling the holder thereof to purchase one unit of Aris consisting of one Aris Share and one Aris Unlisted Warrant at an exercise price of C$2.00 per unit;

“Aris Convertible Debenture” means the 7.50% convertible senior unsecured debenture of Aris Gold Acquisition Corp., a wholly-owned subsidiary of Aris, issued to GCM with a principal amount of $35 million;

“Aris Convertible Securities” means the Aris Convertible Debenture, Aris Options and Aris Warrants;

“Aris Convertible Securityholders” means, at any time, the holders of any Aris Options or Aris Warrants;

“Aris Deferred Share Unit Plan” means the directors’ deferred share unit plan of Aris dated March 12, 2020;

“Aris Dissenting Shareholder” means a Registered Aris Shareholder who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for their Aris Shares, but only in respect of Aris Shares in respect of which Dissent Rights are validly exercised and not withdrawn by such holder;

“Aris DSU” means a deferred share unit issued pursuant to the Aris Deferred Share Unit Plan;

“Aris Filings” means information disclosed by Aris in its public disclosure filings (other than public disclosure filings made on a confidential basis that remain confidential);

“Aris Gold-Linked Note Indenture” means the trust indenture dated as of November 5, 2020 entered into between Aris and TSX Trust Company, as modified and supplemented by the first supplemental indenture between Aris and TSX Trust Company dated as of February 8, 2022;

“Aris Gold-Linked Notes” means the 7.50% senior secured gold-linked notes of Aris maturing on August 26, 2027, being issued under the Aris Gold-Linked Note Indenture and trading on the NEO under the symbol “ARIS.NT.U”;

“Aris Interested Directors” means Serafino Iacono, a director of the Aris Board, and Hernan Juan Jose Martinez Torres, a director of the Aris Board, each of whom are members of the GCM Board, with Mr. Iacono additionally serving as the Executive Chairman of GCM;

“Aris Letter of Transmittal” means the letter of transmittal enclosed with the Aris Meeting Materials sent to Registered Aris Shareholders;

“Aris Listed Warrant Indenture” means the warrant indenture dated as of July 29, 2020 entered into between Aris and Odyssey Trust Company, as modified and supplemented by the first supplemental warrant indenture between Aris and Odyssey Trust Company dated August 26, 2020 and by the second supplemental warrant indenture between Aris and Odyssey Trust Company dated December 3, 2020;

“Aris Listed Warrants” means the warrants of Aris issued under the Aris Listed Warrant Indenture, expiring July 29, 2025, each entitling the holder thereof to purchase one Aris Share at an exercise price of C$2.75 per Aris Share and trading on the TSX under the symbol “ARIS.WT”;

“Aris Locked-up Shareholders” means each of the senior officers and directors of Aris who have entered into Voting Agreements;

“Aris Meeting” has the meaning ascribed to such term in the section titled “General Proxy Information – Introduction”;

“Aris Meeting Materials” means, collectively, the Aris Notice of Meeting and this Circular;

“Aris Notice of Dissent” has the meaning ascribed to such term in the section titled “Securities Law Considerations – Dissent Rights Under the Arrangement”;

“Aris Notice of Meeting” means the notice of meeting of Aris dated August 16, 2022 regarding the Aris Meeting;

“Aris Option In-The-Money Amount” means, in respect of an Aris Option, the amount, if any, by which the total fair market value of the Aris Shares that a holder is entitled to acquire on exercise of the Aris Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Aris Shares at that time;

“Aris Option Plan” means the incentive stock option plan of Aris approved by the Aris Shareholders on June 25, 2020;

“Aris Options” means options granted by Aris to purchase Aris Shares pursuant to the Aris Option Plan;

“Aris Performance Share Unit Plan” means the performance share unit plan of Aris dated February 4, 2021;

“Aris Preferred Shares” means the preferred shares of Aris, as currently constituted;

“Aris Properties” means the Marmato Project, including the operation of the underground Marmato Mine, the Juby Project and the Soto Norte Project, each as more fully described in the Aris Filings;

“Aris Proxy” has the meaning ascribed to such term in the section titled “General Proxy Matters of Aris –Appointment and Revocation of Proxies”;

“Aris PSU” means a performance share unit issued pursuant to the Aris Performance Share Unit Plan;

“Aris Record Date” has the meaning ascribed to such term in the section titled “General Proxy Matters of Aris –Voting Securities of Aris and Principal Holders Thereof”;

“Aris Shareholder Approval” means the approval of the Aris Arrangement Resolution by: (A) 66 2⁄3% of the votes cast on the Aris Arrangement Resolution by the Aris Shareholders present virtually or by proxy at the Aris Meeting, and (B) a majority of the votes cast on the Aris Arrangement Resolution by the Aris Shareholders present virtually or by proxy at the Aris Meeting excluding for this purpose votes attached to the Aris Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101;

“Aris Shareholders” means, at any time, the holders of Aris Shares;

“Aris Shares” means the common shares of Aris, as currently constituted;

“Aris Special Committee” means the independent special committee of the board of directors of Aris constituted to, among other things, consider the Arrangement, as the same is constituted from time to time;

“Aris Unlisted Warrant Indenture” means the warrant indenture dated as of December 19, 2019 entered into between Caldas Finance and Odyssey Trust Company, as modified and supplemented by the supplemental warrant indenture between 1241868 B.C. Ltd., Aris and Odyssey Trust Company dated February 24, 2020;

“Aris Unlisted Warrants” means the warrants of Aris issued or to be issued under the Aris Unlisted Warrant Indenture upon the exercise of the Aris Broker Warrants, expiring December 19, 2024, each entitling the holder thereof to purchase one Aris Share at an exercise price of C$3.00 per Aris Share;

“Aris Warrants” means the Aris Broker Warrants, the Aris Listed Warrants and the Aris Unlisted Warrants;

“Arrangement” means the arrangement under section 288 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto in accordance with the Arrangement Agreement, the Plan of Arrangement or at the direction of the Court in the Final Order with the prior written consent of Aris and GCM, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated July 25, 2022 between GCM and Aris as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Notice Shares” has the meaning ascribed to such term in the section titled “Securities Law Considerations – Dissent Rights Under the Arrangement”;

“Bank” has the meaning ascribed to such term in the section titled “The Arrangement – Aris Formal Valuation and Aris Fairness Opinions – BMO Formal Valuation and Fairness Opinion”;

“BCBCA” means the Business Corporations Act (British Columbia);

“Bluenose” has the meaning ascribed to such term in Appendix E in the section therein titled “Aris Gold Corporation”;

“Bluenose Shares” means the common shares of Aris prior to the completion of the RTO Transaction;

“BMO Capital Markets” means BMO Nesbitt Burns Inc., an independent financial advisor to the Aris Special Committee;

“BMO Formal Valuation and Fairness Opinion” means the independent formal valuation of the fair market value of the Aris Shares and the GCM Shares and fairness opinion of BMO Capital Markets dated July 24, 2022, attached to this Circular as Appendix I;

“Broadridge” means Broadridge Financial Solutions, Inc.;

“Brokered RTO Financing” means the offering of subscription receipts of Caldas Finance for C$2.00 per subscription receipt for aggregate proceeds of C$6,585,000 that closed on December 19, 2019;

“business day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia or Toronto, Ontario;

“Caldas Finance” means Caldas Finance Corp.;

“Caldas Gold” means Caldas Gold Corp., a predecessor to Aris, which changed its name to Aris Gold Corporation on February 4, 2021 in connection with a reorganization of its management team and board of directors;

“Caldas Holding” means Caldas Holding Corp.;

“Canaccord Fairness Opinion” means the fairness opinion of Canaccord Genuity dated July 24, 2022, attached to this Circular as Appendix J;

“Canaccord Genuity” means Canaccord Genuity Corp.;

“Carla Project” means the gold project, with one operating mine, comprising 16 gold concession contracts and applications comprising an area of approximately 6,000 ha located in the municipalities of Remedios and Segovia at approximately 7°04’ N, 74°43’ W in the Department of Antioquia, Colombia, as more fully described in the GCM Filings;

“Change in Recommendation” means the circumstances where, prior to Aris having obtained the Aris Shareholder Approval, in the case of Aris, or GCM having obtained the GCM Shareholder Approval, in the case of GCM, the board of directors of a Party, in a manner adverse to the other Party, fails to recommend or withdraws, amends, modifies, qualifies or fails to reaffirm its recommendation of the Arrangement within five business days (and in any case at least two business days prior to the Aris Meeting or the GCM Meeting, as applicable) after having been requested in writing by such other Party to do so at least five business days prior to the Aris Meeting or the GCM Meeting, as applicable, with the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of ten business days (or beyond the date which is two business days prior to the Aris Meeting or the GCM Meeting, if sooner) being considered an adverse modification;

“CIM Standards” has the meaning ascribed to such term in the section titled “General Proxy Information –Information for United States Shareholders”;

“Circular” means this joint management information circular;

“Competition Approval” means, in accordance with the Pre-Merger Control Laws, the final authorization issued by the SIC on the transactions contemplated by the Arrangement Agreement as a result of a request for authorization (pre-evaluación);

“Consideration Shares” means the GCM Shares to be issued to the Former Aris Shareholders pursuant to the Arrangement at a rate of 0.5 of one GCM Share in exchange for each Aris Share;

“Contract” means any contract, agreement, license, franchise, lease, arrangement or other right or obligation to which Aris or GCM or any of their respective subsidiaries is a party or by which Aris or GCM or any of their respective subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

“Convention” means the Canada-United States Income Tax Convention (1980), as amended;

“Court” means the Supreme Court of British Columbia;

“CRA” has the meaning ascribed to such term in the section titled “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations”;

“Denarius” means Denarius Metals Corp.;

“Denarius Investor Support Agreement” means the investor support agreement to be entered into by the Resulting Issuer and Denarius providing that, among other things, so as long as the Resulting Issuer owns greater than 20% of Denarius, (i) the Resulting Issuer will have the right to maintain its equity interest in Denarius for a period of two years in the event Denarius were to issue equity securities in connection with an equity financing or non-cash transaction; (ii) the Resulting Issuer will vote in favour of Denarius’ board nominees; (iii) the Resulting Issuer is required for a period of two years to vote in accordance with the recommendations of the Denarius board or management for all matters submitted to the shareholders, except for the following material circumstances where the Resulting Issuer will be entitled to vote at its discretion: (a) any transaction resulting in a change of control of Denarius, (b) any issuer bid, insider bid, or related party transaction, (c) any amendment to the constating documents (other than immaterial changes), or (d) any equity financing or non-cash transaction where dilution, on an issued share basis, is greater than 50%; and (iv) the Resulting Issuer will not transfer or sell, without the prior consent of Serafino Iacono, any securities it holds in Denarius for a period of two years; provided however that if Serafino Iacono resigns voluntarily from the board of the Resulting Issuer prior to the end of the two-year lock-up period, the Resulting Issuer will not be restricted from selling any securities it holds in Denarius;

“Dissent Rights” means the rights of dissent granted in favour of Registered Aris Shareholders in respect of the Arrangement, as described in the Plan of Arrangement;

“Dissenting Non-Resident Holder” has the meaning ascribed to such term in the section titled “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”;

“Dissenting Resident Holder” has the meaning ascribed to such term in the section titled “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”;

“DRS Statements” has the meaning ascribed to such term in the section titled “Summary – Procedure for Exchange of Aris Shares for GCM Shares”;

“Echandia Mining Title” means the area of approximately 59.4 hectares covered by a contract awarded by the National Mining Agency of Colombia to Minera Croesus S.A.S., an indirect, wholly-owned subsidiary of GCM, under contract registration number RPP_357 in Marmato, Caldas Department, Colombia, as more fully described in the Aris Filings;

“Effective Date” has the meaning ascribed to such term in the Plan of Arrangement;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date;

“Engagement Agreement” has the meaning ascribed to such term in the section titled “The Arrangement – Aris Formal Valuation and Aris Fairness Opinions – BMO Formal Valuation and Fairness Opinion”;

“Environmental Laws” means all applicable federal, provincial, state, local and foreign Laws, imposing liability or standards of conduct for, or relating to, the regulation of activities, materials, substances or wastes in connection with, or for, or to, the protection of human health, safety, the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation);

“EV/NPV” has the meaning ascribed to such term in the section titled “The Arrangement – Aris Formal Valuation and Aris Fairness Opinions – BMO Formal Valuation and Fairness Opinion”;

“Excess Distribution” has the meaning ascribed to such term in the section titled “Income Tax Considerations –Certain United States Federal Income Tax Considerations – U.S. Federal Income Tax Consideration Relating to the GCM Shares”;

“Exchange Ratio” means the 0.5 of one GCM Share to be issued in exchange for each Aris Share;

“Fair Market Value” has the meaning ascribed to such term in the section titled “The Arrangement – Aris Formal Valuation and Aris Fairness Opinions – BMO Formal Valuation and Fairness Opinion”;

“Final Order” means the final order of the Court pursuant to section 291 of the BCBCA, approving the Arrangement, in the form attached to the Petition as set out in Appendix M or, if the Court orders otherwise, in form and substance acceptable to Aris and GCM;

“final proscription date” has the meaning ascribed to such term in the section titled “The Arrangement – Procedure for Exchange of Aris Shares for GCM Shares”;

“Former Aris Shareholder” means the holders of Aris Shares immediately prior to the Effective Time, other than any Aris Dissenting Shareholder properly exercising Dissent Rights, GCM, Caldas Holding or any other affiliate of GCM;

“forward-looking information” has the meaning ascribed to such term in the section titled “General Proxy Information – Cautionary Statement Regarding Forward-Looking Information”;

“G&A” means general and administrative;

“GCG Segovia” means Gran Colombia Gold Segovia S.A. (formerly Zandor Capital S.A.);

“GCM” means GCM Mining Corp., a corporation existing under the BCBCA;

“GCM 2022 MIC” has the meaning ascribed to such term in the section titled “Securities Law Considerations –Interests of Certain Persons and Companies in the Arrangement – GCM Termination Payments”;

“GCM Board” means the board of directors of GCM as the same is constituted from time to time;

“GCM Deferred Share Unit Plan” means the directors’ deferred share unit plan of GCM dated March 27, 2019;

“GCM DSU” means a deferred share unit issued pursuant to the GCM Deferred Share Unit Plan;

“GCM Executives” has the meaning ascribed to such term in the section titled “Securities Law Considerations –Interests of Certain Persons and Companies in the Arrangement – GCM Termination Payments”;

“GCM Fairness Opinions” means, collectively, the NBF Fairness Opinion and Stifel GMP Fairness Opinion;

“GCM Filings” means information disclosed by GCM in its public disclosure filings (other than public disclosure filings made on a confidential basis that remain confidential);

“GCM Financial Advisors” means together, National Bank and Stifel GMP;

“GCM Interested Directors” means Serafino Iacono, Executive Chairman and a director of the GCM Board, and Hernan Juan Jose Martinez Torres, a director of the GCM Board, each of whom are members of the Aris Board;

“GCM Listed Warrant Indenture” means the warrant indenture dated as of April 30, 2018 entered into between GCM and TSX Trust Company;

“GCM Listed Warrants” means the warrants of GCM issued under the GCM Listed Warrant Indenture, expiring April 30, 2024, each entitling the holder thereof to purchase one GCM Share at an exercise price of C$2.21 per GCM Share and trading on the TSX under the symbol “GCM.WT.B”;

“GCM Locked-up Shareholders” means each of the senior officers and directors of GCM who have entered into Voting Agreements;

“GCM Management Termination Payments” means the payments payable to certain executives of GCM whose employment will be terminated upon the Arrangement becoming effective;

“GCM Marmato Project” means the gold-silver project of GCM at Marmato, Caldas Department, Colombia, prior to the spin-off of the Marmato Project to Aris, which comprised three contiguous areas: the Zona Alta Mining Title, Zona Baja Mining Title and Echandia Mining Title, and which included, but was not limited to, the Marmato Project, as more fully described in the Aris Filings;

“GCM Meeting” has the meaning ascribed to such term in the section titled “General Proxy Information – Introduction”;

“GCM Meeting Materials” means, collectively, the GCM Notice of Meeting and this Circular;

“GCM Model” has the meaning ascribed to such term in the section titled “The Arrangement – Aris Formal Valuation and Aris Fairness Opinions – BMO Formal Valuation and Fairness Opinion”;

“GCM Note” means the non-interest bearing demand promissory note issued by GCM evidencing GCM’s obligation to pay to the holder of such promissory note the principal amount of $64,000,000;

“GCM Notice of Meeting” means the notice of meeting of GCM dated August 16, 2022 regarding the GCM Meeting;

“GCM Option Plan” means the incentive stock option plan of GCM approved by the GCM Shareholders on June 4, 2020;

“GCM Options” means options granted by GCM to purchase GCM Shares pursuant to the GCM Option Plan;

“GCM Performance Share Unit Plan” means the performance share unit plan of GCM dated March 27, 2019;

“GCM Properties” means the Segovia Operations, the Toroparu Project, the Zona Alta Property and the Lo Increíble Properties, each as more fully described in the GCM Filings;

“GCM Proxy” has the meaning ascribed to such term in the section titled “General Proxy Matters of GCM –Appointment and Revocation of Proxies”;

“GCM PSU” means a performance share unit issued pursuant to the GCM Performance Share Unit Plan;

“GCM Record Date” has the meaning ascribed to such term in the section titled “General Proxy Matters of GCM –Voting Securities of GCM and Principal Holders Thereof”;

“GCM Resolution” means the ordinary resolution of the holders of outstanding GCM Shares approving the issuance of the GCM Shares issuable pursuant to the Arrangement, in the form set out in Appendix A;

“GCM Series 1 Preferred Shares” means the series 1 preferred shares in the capital of GCM to be created as a series of the preferred shares in the capital of GCM for the purpose of facilitating the completion of the Arrangement, having the special rights and restrictions as set out in Schedule A to the Plan of Arrangement;

“GCM Shareholder Approval” means the approval of the GCM Resolution by a simple majority of the votes cast in respect of the GCM Resolution by GCM Shareholders present virtually or by proxy at the GCM Meeting, as required by the TSX;

“GCM Shareholders” means, at any time, the holders of GCM Shares;

“GCM Shares” means the common shares of GCM, as currently constituted;

“GCM Special Committee” means the special committee of the board of directors of GCM made up of independent directors of GCM without a conflict of interest in respect of the Arrangement and constituted to, among other things, consider the Arrangement, as the same is constituted from time to time;

“GCM Unlisted Warrants” means the GCM Unlisted Warrants Series A and the GCM Unlisted Warrants Series B;

“GCM Unlisted Warrants Series A” means the warrants of GCM, expiring November 5, 2023, each entitling the holder thereof to purchase one GCM Share at an exercise price of C$5.40 per GCM Share;

“GCM Unlisted Warrants Series B” means the warrants of GCM, expiring February 6, 2023, each entitling the holder thereof to purchase one GCM Share at an exercise price of C$6.50 per GCM Share;

“GCM Unsecured Note Indenture” means the indenture dated as of August 9, 2021 entered into between GCM, GCG Segovia, ETK, Inc. and The Bank of New York Mellon;

“GCM Unsecured Notes” means the 6.875% senior unsecured notes of GCM due August 9, 2026 issued under the GCM Unsecured Note Indenture and trading on the Singapore Exchange under the symbol “GCM:CN”;

“GCM Warrants” means the GCM Listed Warrants and the GCM Unlisted Warrants;

“Gold X” means Gold X Mining Corp.;

“Gold X Arrangement” means the statutory plan of arrangement of Gold X under the BCBCA effective June 4, 2021, whereby GCM acquired all of the issued and outstanding common shares of Gold X not already owned by GCM in exchange for GCM Shares on the basis of 0.6948 of a GCM Share for each Gold X share;

“Gold X Warrants” means the warrants of Gold X, expiring on various dates between October 12, 2022 and August 27, 2024, each entitling the holder thereof to purchase 0.6948 of a GCM Share at various exercise prices ranging from C$1.32 to C$4.00 per GCM Share;

“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, bureau, board or authority of any of the foregoing; (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange, including the TSX, the Singapore Exchange and the NEO;

“Holder” has the meaning ascribed to such term in the section titled “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations”;

“IFRS” means, at the relevant time, International Financial Reporting Standards as issued by the International Accounting Standards Board;

“Interim Order” means the interim order of the Court made pursuant to section 291 of the BCBCA in connection with the Arrangement and attached to this Circular as Appendix K;

“Intermediary” has the meaning ascribed to such term in the section titled “General Proxy Matters of GCM – Advice to Beneficial Holders of GCM Shares”;

“IRS” means the U.S. Internal Revenue Service;

“Juby Project” means the advanced exploration-stage gold project located approximately 15 km west-southwest of the town of Gowganda and 100 km south-southeast of the Timmins gold camp within the Shining Tree area in the southern part of the Abitibi greenstone belt in Ontario, Canada, as more fully described in the Aris Filings;

“Key Consents” means those consents and approvals required from a party to proceed with the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement;

“Key Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an order prohibiting closing being made) of Governmental Entities as set out in Schedule C to the Arrangement Agreement;

“Knight JV” means the joint venture of Aris with Lake Shore Gold Corporation relating to certain claims adjoining the properties comprising the Juby Project;

“Laurel Hill” means Laurel Hill Advisory Group;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority, and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are applicable to such person(s) or its business, undertaking, property or securities and emanate from a person having jurisdiction over the person(s) or its or their business, undertaking, property or securities;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Locked-up Shareholders” means, collectively, the GCM Locked-up Shareholders and the Aris Locked-up Shareholders;

“Marmato Mine” means Aris’ underground producing mine located at the Marmato Project, as more fully described in the Aris Filings;

“Marmato Project” means the gold-silver project comprising an underground producing mine, the existing 1,200 tonnes per day (tpd) processing plant and the area encompassing the upper mine and the lower mine, all located within the mining license area referred to as the Zona Baja Mining Title, as well as the right to mine in the lower portion of the Echandia Mining Title granted by Minera Croesus, S.A.S., an indirect, wholly-owned subsidiary of GCM, as more fully described in the Aris Filings;

“Material Adverse Effect” has the meaning ascribed to “Material Adverse Effect” in the Arrangement Agreement;

“Material Contract” means, in respect of any person, any Contract to which such person or one or more of its subsidiaries is party: (i) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect on such person; (ii) under which such person or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than Ordinary Course endorsements for collection) in excess of $5 million in the aggregate; (iii) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $5 million; (iv) providing for the establishment, organization or formation of any joint venture that is material to it; (v) under which such person or any of its subsidiaries is obligated to make or expects to receive payments in excess of $5 million over the remaining term of the contract; (vi) that limits or restricts such person or any of its subsidiaries from engaging in any line of business or any geographic area in any material respect; or (vii) that is otherwise material to such person and its subsidiaries, considered as a whole;

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators;

“Minority Shareholders” has the meaning ascribed to such term in the section titled “The Arrangement – Aris Formal Valuation and Aris Fairness Opinions – BMO Formal Valuation and Fairness Opinion”;

“Mubadala” means a wholly owned subsidiary of Mubadala Investment Company PJSC, an Abu Dhabi-based investment company;

“National Bank” means National Bank Financial Inc.;

“NAV” has the meaning ascribed to such term in the section titled “The Arrangement – Aris Formal Valuation and Aris Fairness Opinions – BMO Formal Valuation and Fairness Opinion”;

“NBF Fairness Opinion” means the fairness opinion of National Bank dated July 24, 2022, attached to this Circular as Appendix G;

“NEO” means the NEO Exchange Inc.;

“NI 43-101” means National Instrument 43-101 — Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

“NI 45-106” means National Instrument 45-106 — Prospectus Exemptions of the Canadian Securities Administrators;

“NI 51-102” means National Instrument 51-102 — Continuous Disclosure Obligations of the Canadian Securities Administrators;

“NI 54-101” means National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators;

“Non-Approving Party” has the meaning ascribed to such term in the section titled “The Arrangement Agreement –Non-Solicitation Covenant and Acquisition Proposal”;

“Non-Brokered RTO Financing” means the non-brokered private placement of units of Caldas Finance at a price of C$2.00 per unit for aggregate gross proceeds of C$15,000,000 that closed on February 7, 2020, with each unit consisting of one common share in the capital of Caldas Finance and one purchase warrant exercisable for one common share in the capital of Caldas Finance;

“Non-Registered Aris Shareholder” has the meaning ascribed to such term in the section titled “General Proxy Matters of Aris – Advice to Beneficial Holders of Aris Shares”;

“Non-Registered GCM Shareholder” has the meaning ascribed to such term in the section titled “General Proxy Matters of GCM – Advice to Beneficial Holders of GCM Shares”;

“Non-Resident Holder” has the meaning ascribed to such term in the section titled “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”;

“NPV” has the meaning ascribed to such term in the section titled “The Arrangement – Aris Formal Valuation and Aris Fairness Opinions – BMO Formal Valuation and Fairness Opinion”;

“Odyssey” means Odyssey Trust Company, in its capacity as transfer agent of Aris and as depositary with respect to the Arrangement, as applicable;

“Ordinary Course”, or any similar reference, means, with respect to an action taken by a person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person;

“OTCQX” means the OTCQX® Best Market in the United States;

“Outside Date” means the date by which the transactions contemplated by the Arrangement Agreement are to be completed, failing which the Arrangement Agreement may be terminated by either Aris or GCM, which date shall be December 15, 2022 or such later date as the Parties may agree;

“P/NAV” has the meaning ascribed to such term in the section titled “The Arrangement – Aris Formal Valuation and Aris Fairness Opinions – BMO Formal Valuation and Fairness Opinion”;

“Parties” means GCM and Aris, and “Party” means any one of them, as applicable;

“Petition” means the Petition for the Final Order attached as Appendix M;

“PFIC” means a passive foreign investment company for U.S. federal income tax purposes;

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Appendix C, and any amendments or variations thereto made in accordance with the Arrangement Agreement, the Plan of Arrangement or at the direction of the Court;

“Pre-Merger Control Laws” means any pre-merger control applicable Laws including those related to competition or anti-trust, of any Governmental Entity, including Law 155 of 1959, Law 1340 of 2009 and Resolution 10930 of 2015 of the SIC;

“Pro Forma Consolidated Financial Information” means selected unaudited pro forma consolidated financial information of the Resulting Issuer, as prepared by Aris, as at and for the six months ended June 30, 2022 and for the year ended December 31, 2021 after giving effect to the Arrangement;

“Proposed Amendments” has the meaning ascribed to such term in the section titled “Income Tax Considerations –Certain Canadian Federal Income Tax Considerations”;

“Proposed PFIC Regulations” means the proposed U.S. Treasury regulations promulgated under section 1291(f) of the U.S. Tax Code;

“QEF” has the meaning ascribed to such term in the section titled “Income Tax Considerations – Certain United States Federal Income Tax Considerations – U.S. Federal Income Tax Considerations Relating to the GCM Shares”;

“QEF election” has the meaning ascribed to such term in the section titled “Income Tax Considerations – Certain United States Federal Income Tax Considerations – U.S. Federal Income Tax Considerations Relating to the GCM Shares”;

“Receiving Party” has the meaning ascribed to such term in the section titled “The Arrangement Agreement – Non-Solicitation Covenant and Acquisition Proposal”;

“Registered Aris Shareholder” means an Aris Shareholder who has their Aris Shares registered in the name of the Aris Shareholder;

“Registered GCM Shareholder” means a GCM Shareholder who has their GCM Shares registered in the name of the GCM Shareholder;

“Regulation S” means Regulation S under the U.S. Securities Act;

“Representative” means any officer, director, employee, representative (including any financial or other advisor) or agent of a Party or any of its subsidiaries;

“Resident Holder” has the meaning ascribed to such term in the section titled “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”;

“Responding Party” has the meaning ascribed to such term in the section titled “The Arrangement Agreement –Non-Solicitation Covenant and Acquisition Proposal”;

“Response” has the meaning ascribed to such term in the section titled “Summary – Court Approval”;

“Response Period” has the meaning ascribed to such term in the section titled “The Arrangement Agreement – Non-Solicitation Covenant and Acquisition Proposal”;

“Resulting Issuer” means GCM following completion of the Arrangement, to be renamed Aris Mining Corporation on completion of the Arrangement;

“Resulting Issuer Shares” means common shares of the Resulting Issuer;

“RTO Amalgamation” means the amalgamation of 1233316 B.C. Ltd. and Caldas Finance to form 1241868 B.C. Ltd. pursuant to section 269 of the BCBCA on the terms and conditions set forth in the RTO Amalgamation Agreement;

“RTO Amalgamation Agreement” means the amalgamation agreement dated effective December 13, 2019 among GCM, Caldas Holding, Caldas Finance, Bluenose and 1233316 B.C. Ltd., together with the schedules attached thereto, as amended, restated or supplemented from time to time, pursuant to which the RTO Amalgamation was effected;

“RTO Transaction” means the arm’s length reverse takeover completed on February 24, 2020, whereby Bluenose acquired all of the issued and outstanding shares of Caldas Finance by way of a three-cornered amalgamation pursuant to the RTO Amalgamation Agreement, whereby GCM completed the spin-off of the Marmato Project;

“Rule 144” means Rule 144 under the U.S. Securities Act;

“SEC” means the United States Securities and Exchange Commission;

“Section 3(a)(10) Exemption” means the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Segovia Operations” means the Segovia Project and the Carla Project, both owned by Gran Colombia Gold Segovia Sucursal Colombia, a Colombian branch of GCG Segovia;

“Segovia Project” means the mining rights comprising one private mining property and two exploration licenses with a total area of 2,907 ha, and including three operating mines (El Silencio, Providencia and Sandra K), located in the municipalities of Segovia and Remedios, Department of Antioquia, Colombia, as more fully described in the GCM Filings;

“Shell Company” has the meaning ascribed to such term in the in the section “Securities Laws Considerations –United States Securities Law Considerations”;

“SIC” means the Superintendence of Industry and Commerce of Colombia (Superintendencia de Industria y Comercio);

“Singapore Exchange” means The Singapore Exchange Limited;

“Soto Norte Project” means the advanced exploration-stage underground gold project located in the Department of Santander, Colombia, as more fully described in the Aris Filings;

“SoTP” has the meaning ascribed to such term in the section titled “The Arrangement – Aris Formal Valuation and Aris Fairness Opinions – BMO Formal Valuation and Fairness Opinion”;

“SoTP Comparable Trading” has the meaning ascribed to such term in the section titled “The Arrangement – Aris Formal Valuation and Aris Fairness Opinions – BMO Formal Valuation and Fairness Opinion”;

“SoTP Precedent Transactions” has the meaning ascribed to such term in the section titled “The Arrangement –Aris Formal Valuation and Aris Fairness Opinions – BMO Formal Valuation and Fairness Opinion”;

“Stifel GMP” means Stifel Nicolaus Canada Inc.;

“Stifel GMP Fairness Opinion” means the fairness opinion of Stifel GMP dated July 24, 2022, attached to this Circular as Appendix H;

“SubCo” means 1373945 B.C. Ltd., a company existing under the BCBCA;

“SubCo Shares” means the common shares of SubCo, as currently constituted;

“subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary;

“Subsidiary PFIC” has the meaning ascribed to such term in the section titled “Income Tax Considerations –Certain United States Federal Income Tax Considerations – U.S. Federal Income Tax Considerations Relating to the GCM Shares”;

“Superior Proposal” means any bona fide, unsolicited, written Acquisition Proposal made by a third party after the date of the Arrangement Agreement that relates to the acquisition of 100% of the outstanding voting shares of a Party (the “Target”) (other than voting shares owned by the person making the Superior Proposal) or all or substantially all of the consolidated assets of the Target and its subsidiaries, taken as a whole; and

(a)	that complies with applicable Laws and did not result from or involve a breach of section 7.2 of the Arrangement Agreement;

(b)

that is not subject to a financing condition and in respect of which any funds or other consideration necessary to complete such Acquisition Proposal have been demonstrated to the satisfaction of the Target board of directors, acting in good faith (after consultation with its financial advisor(s) and outside legal counsel), to have been obtained or are reasonably likely to be obtained to fund completion of such Acquisition Proposal at the time and on the basis set out therein;

(c)	that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the person making such proposal;

(d)	that, in the case of an Acquisition Proposal to acquire 100% of the outstanding voting shares of the Target, is made available to all shareholders of the Target on the same terms and conditions;

(e)	that is not subject to a due diligence condition; and

(f)

in respect of which the Target’s board of directors determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors, that having regard for all of its terms and conditions, such Acquisition Proposal, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the holders of its voting shares from a financial point of view than the Arrangement;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

“taxable capital gain” has the meaning ascribed to such term in the section titled “Income Tax Considerations –Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”;

“Taxes” mean any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits taxes (including Canadian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment taxes, unemployment insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, mining royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, Canada and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which a Party or any of its subsidiaries is required to pay, withhold or collect, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not;

“Termination Fee” means $6,000,000;

“TFSA”, “RDSP”, “RESP”, “RRIF” and “RRSP” have the meanings ascribed to such terms in the section titled “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”;

“Toroparu Project” means the gold and copper exploration project comprising the Toroparu Deposit and the Senora Hill Deposit located in the Upper Puruni River Region of western Guyana, as more fully described in the GCM Filings;

“Toroparu Sensitivity Case” has the meaning ascribed to such term in the section titled “The Arrangement – Aris Formal Valuation and Aris Fairness Opinions – BMO Formal Valuation and Fairness Opinion”;

“TSX” means the Toronto Stock Exchange;

“TSX Trust” means TSX Trust Company, in its capacity as transfer agent of GCM;

“unanimous” means, with respect to the approval of the Arrangement or the transactions contemplated therein by a Party, the approval by every director of a Party present at a duly commenced meeting of that Party’s board of directors, other than any director who refrained from voting on the approval of the Arrangement or the transactions contemplated therein pursuant to section 147 (disclosable interests) of the BCBCA, and “unanimously” shall have a corresponding meaning;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“United States GAAP” has the meaning ascribed to such term in the in the section “General Proxy Information –Information for United States Shareholders”;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Holder” has the meaning ascribed to such term in the section titled “Income Tax Considerations – Certain United States Federal Income Tax Considerations”;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended;

“U.S. Treasury” means the U.S. Department of the Treasury;

“Voting Agreements” means the voting and support agreements (including all amendments thereto) among GCM, Aris and the Locked-Up Shareholders dated July 25, 2022;

“Western Atlas” means Western Atlas Resources Inc.;

“Zona Alta Mining Title” means the area of approximately 178.9 ha that lies above and within the larger area of the Zona Baja, made up of the consolidation of various licenses located at the GCM Marmato Project, as more fully described in the Aris Filings; and

“Zona Baja Mining Title” means the exploration and mining contract for gold and silver (contrato en virtud de aporte) with an area of approximately 952.6 ha and dated April 4, 1989, entered into between the Empresa Colombiana de Minas (later denominated Empresa Nacional Minera Ltda.) and Dominguez Saieh Compañia Ltda. and later assigned to Mineros Nacionales S.A. (now Caldas Gold Marmato S.A.S.), as extended, amended and restated on February 1, 2020, under contract registration number 014-89M and mining title registration number GAFL-11 in the Municipality of Marmato, Caldas Department, Colombia, acquired by Aris in connection with a certain arm’s length reverse takeover transaction, as more fully described in the Aris Filings.

Unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing any gender include all genders and words importing persons include firms and corporations and vice versa.

JOINT MANAGEMENT INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

Introduction

This Circular is furnished in connection with the solicitation of proxies by the management of each of GCM and Aris for use at the special meeting of GCM Shareholders to be held virtually via live audio webcast at https://virtual-meetings.tsxtrust.com/1397 on September 19, 2022 at 8:00 a.m. (Vancouver time; 11:00 a.m. Toronto time) (the “GCM Meeting”) and the special meeting of Aris Shareholders to be held virtually via live audio webcast using the LUMI virtual meeting platform online at https://web.lumiagm.com/294-900-287 on September 19, 2022 at 10:00 a.m. (Vancouver time; 1:00 p.m. Toronto time) (the “Aris Meeting”), respectively, and at any adjournment(s) or postponement(s) thereof.

This Circular does not constitute an offer to sell or a solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or a proxy solicitation. Neither the delivery of this Circular nor any distribution of the securities referred to in this Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date at which such information is given in this Circular.

The information concerning Aris contained in this Circular has been provided by Aris. Although GCM has no knowledge that would indicate that any of such information is untrue or incomplete, GCM does not assume any responsibility for the accuracy or completeness of such information or the failure by Aris to disclose events that may have occurred or may affect the completeness or accuracy of such information but that are unknown to GCM.

The information concerning GCM contained in this Circular has been provided by GCM. Although Aris has no knowledge that would indicate that any of such information is untrue or incomplete, Aris does not assume any responsibility for the accuracy or completeness of such information or the failure by GCM to disclose events that may have occurred or may affect the completeness or accuracy of such information but that are unknown to Aris.

The Plan of Arrangement is attached to this Circular as Appendix C. You are urged to carefully read the full text of the Arrangement Agreement and the Plan of Arrangement. All summaries of, and references to, the Arrangement Agreement, the Arrangement and the Plan of Arrangement in this Circular are qualified in their entirety by reference to the complete text of the Arrangement Agreement and the Plan of Arrangement. A copy of the Arrangement Agreement may be found under GCM’s and Aris’ profiles on SEDAR at www.sedar.com.

Information contained in this Circular is given as of August 16, 2022 except where otherwise noted and except that information in documents incorporated by reference is given as of the dates noted therein.

Information contained in this Circular should not be construed as legal, tax or financial advice and GCM Shareholders and Aris Shareholders are urged to consult their own professional advisors in connection therewith.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation in connection with the Arrangement and the issuance of GCM Shares in connection with the Arrangement, or other matters to be considered at the GCM Meeting or the Aris Meeting, other than those contained in this Circular, and if given or made, any such information or representation must not be relied upon as having been authorized.

Information For United States Shareholders

THE CONSIDERATION SHARE ISSUABLE TO ARIS SHAREHOLDERS HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY

STATE OF THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR OR THE FAIRNESS OR MERITS OF THE PLAN OF ARRANGEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The issuance of the Consideration Shares to Aris Shareholders in exchange for their Aris Shares has not been and will not be registered under the U.S. Securities Act, or any U.S. state securities Laws, and will be issued to Aris Shareholders in reliance upon the Section 3(a)(10) Exemption. The Section 3(a)(10) Exemption exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been determined by a court of competent jurisdiction, expressly authorized by Law to grant such approval, to be substantively and procedurally fair to the recipients of the securities, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely and adequate notice thereof.

The solicitation of proxies for the GCM Meeting and the Aris Meeting by means of this Circular is not subject to the requirements of section 14(a) of the U.S. Exchange Act. The proxy solicitation rules do not apply to solicitations made by “foreign private issuers” (as such term is defined in Rule 3b-4 under the U.S. Exchange Act). Accordingly, the solicitations contemplated in this Circular are being made in the United States in accordance with Canadian corporate Laws and Canadian securities Laws, and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. GCM Shareholders and Aris Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

The Consideration Shares issued to Aris Shareholders in the United States pursuant to the Arrangement will not be registered under the U.S. Securities Act, but will be freely tradable under the U.S. Securities Act, except by persons who are “affiliates” (as defined in Rule 144) of GCM after the completion of the Arrangement or who were affiliates of GCM within 90 days prior to the completion of the Arrangement. The Consideration Shares issued to Aris Shareholders who are such affiliates (or former affiliates) will be subject to certain restrictions on resale imposed by the U.S. Securities Act. See “Securities Law Considerations – United States Securities Law Considerations”.

Information concerning the properties and operations of each of GCM and Aris have been prepared in accordance with the requirements of Canadian securities Laws, which differ from the requirements of United States securities Laws. Mineral reserve and mineral resource estimates included or incorporated by reference in this Circular have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum definitions and classification system (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the current requirements of the SEC, and mineral reserve and mineral resource information contained or incorporated by reference in this Circular may not be comparable to similar information disclosed by United States companies.

Information concerning descriptions of mineralization and resources contained herein may not be comparable to information made public by U.S. companies which have historically been subject to the reporting and disclosure requirements of the SEC under the SEC’s Industry Guide 7. For example, this Circular uses the terms “measured”, “indicated” and “inferred” mineral resources. GCM and Aris advise U.S. investors that while these terms are recognized and required by Canadian securities administrators and have more recently been recognized by the SEC in subpart 1300 of Regulation S-K (which is in the process of being implemented and will replace the SEC’s Industry Guide 7), they are not recognized by SEC Industry Guide 7. Furthermore, while subpart 1300 of Regulation S-K represents a substantial convergence of United States and Canadian mandated reporting for public mining companies, the two regimes are not the same.

Prior to the adoption of subpart 1300 of Regulation S-K, the SEC did not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “reserve”. The estimation of “measured” and “inferred” mineral resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. The estimation of “inferred” resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. It cannot be assumed that all or any part of a “measured”, “inferred” or “indicated” mineral resource will ever be upgraded to a higher category or converted into a mineral “reserve”, as defined by the SEC. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of feasibility studies, pre-feasibility studies or other economic studies, except in prescribed cases, such as in a preliminary economic assessment under certain circumstances. SEC Industry Guide 7 currently only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures. Under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part or all of a “measured”, “indicated” or “inferred” mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to enable them to be categorized as mineral reserves. The mineral resources in this Circular were reported using CIM Standards.

The financial statements and other financial information of GCM and Aris included or incorporated by reference in this Circular have been prepared in U.S. dollars, in each case in accordance with IFRS applicable to GCM and Aris as the case may be, and are subject to Canadian auditing and auditor independence standards, which differ from United States generally accepted accounting principles (“United States GAAP”) and United States auditing and auditor independence standards in certain material respects and thus are not directly comparable to financial statements of United States companies which are prepared in accordance with United States GAAP and that are subject to United States auditing and auditor independence standards. This Circular does not include an explanation of the principal differences between, or any reconciliation of, IFRS and United States GAAP. Investors should consult with their own professional advisors for an understanding of the differences between IFRS and United States GAAP, and of how those differences might affect the financial information presented herein.

Aris Shareholders subject to United States federal taxation should be aware that the Arrangement and the ownership and disposition of GCM Shares may have material tax consequences in the United States, including, without limitation, the possibility that the Arrangement is a taxable transaction, in whole or in part, for United States federal income tax purposes. See “Income Tax Considerations – Certain United States Federal Income Tax Considerations”. Aris Shareholders should consult their own tax advisors to determine the particular tax consequences to them of participating in the Arrangement and the ownership and disposition of GCM Shares acquired pursuant to the Arrangement.

The enforcement by GCM Shareholders and Aris Shareholders of civil liabilities under United States federal and state securities Laws may be affected adversely by the fact that GCM and Aris are organized under the Laws of British Columbia, Canada, being a jurisdiction outside the United States, that some or all of the officers and directors of GCM and Aris, respectively, are residents of countries other than the United States, that some or all of the experts named in this Circular are residents of countries other than the United States and that all or a substantial portion of the assets of GCM, Aris and such persons are located outside the United States. As a result, it may be difficult or impossible for GCM Shareholders and Aris Shareholders in the United States to effect service of process within the United States upon GCM, Aris, their respective directors or officers or such experts, or to realize, against them, upon judgments of courts of the United States predicated upon civil liabilities under the federal securities Laws of the United States or “blue sky” Laws of any state within the United States. In addition, GCM Shareholders and Aris Shareholders in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities Laws of the United States or “blue sky” Laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities Laws of the United States or “blue sky” Laws of any state within the United States.

Currency Exchange Rates

The following table sets forth the high and low daily average exchange rates for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of the daily average exchange rates for each period indicated and the daily average exchange rate at the end of each such period, based upon the daily average exchange rates provided by the Bank of Canada:

	Six Months ended June 30		Year ended December 31
	2022	2021	2021	2020	2019
	(C$)	(C$)	(C$)	(C$)	(C$)
High	$1.3039	$1.2828	$1.2942	$1.4496	$1.3600
Low	$1.2451	$1.2040	$1.2040	$1.2718	$1.2988
Average rate for period	$1.2715	$1.2470	$1.2535	$1.3415	$1.3269
Rate at end of period	$1.2886	$1.2394	$1.2678	$1.2732	$1.2988

Cautionary Statement Regarding Forward-Looking Information

This Circular (including the Appendices hereto) contains certain statements or disclosures that may constitute forward-looking information within the meaning of applicable Canadian and U.S. securities legislation (“forward-looking information”). All statements and disclosures, other than those of historical fact, which address activities, events, outcomes, results or developments that management of GCM or Aris, as applicable, anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. In some cases, forward-looking information can be identified by terms such as “anticipate”, “believe”, “contemplate”, “continue”, “could”, “enable”, “expect”, “forecast”, “future”, “may”, “plan”, “potential”, “will” or other comparable terminology.

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to GCM and Aris, as applicable, including information obtained from third-party industry analysts and other third-party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this Circular (including the Appendices hereto) in connection with the statements or disclosure containing the forward-looking information. You are cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to:

●	the approval of the Arrangement by the Court and Aris Shareholders;

●	the approval of the issuance of GCM Shares under the Arrangement by GCM Shareholders;

●	the completion and timing of the Arrangement and of the repayment of the Aris Convertible Debenture;

●	the timely receipt of all required regulatory approvals, including the Key Regulatory Approvals, and other third-party consents to complete the Arrangement, including the Key Consents;

●	satisfaction of the other closing conditions in all material respects in accordance with the Arrangement Agreement;

●	no unforeseen changes in the legislative and operating framework for the business of GCM or Aris, as applicable;

●	no significant adverse changes in economic conditions that influence the demand for gold;

●	no significant adverse changes in commodity prices;

●	a stable competitive environment;

●	the ability to obtain equipment, services, supplies and personnel in a timely manner to carry out development activities;

●	the ability to market gold successfully to current and new customers;

●	the impact of increasing competition;

●	the continued availability of adequate debt and equity financing and cash flow from operations to fund planned expenditures;

●	the ability to obtain financing on acceptable terms; and

●	no significant event occurring outside the Ordinary Course of business such as a natural disaster or other calamity.

In particular, this Circular (including the Appendices hereto) and the documents incorporated by reference herein contain forward-looking information and statements, including forward-looking information and statements pertaining to the following:

●	the GCM Meeting and Aris Meeting;

●	the reasons for, and the perceived benefits of, the Arrangement and possible synergies resulting from the Arrangement;

●	the structure, steps, timing and effects of the Arrangement;

●	the timing of the Final Order and the Effective Date of the Arrangement;

●

the satisfaction of conditions for listing of GCM Shares to be issued in connection with the Arrangement or upon exercise of the Aris Convertible Securities following the Effective Time on the TSX and the timing thereof;

●	the anticipated number of GCM Shares to be issued in connection with the Arrangement;

●	the value and nature of the GCM Shares issued to Aris Shareholders pursuant to the Arrangement;

●	the availability of the Section 3(a)(10) Exemption for the issuance of the Consideration Shares;

●	the delisting of the Aris Shares;

●	the costs related to the development and production of the Segovia Operations;

●	production and revenue forecasts for the Segovia Operations;

●	sources of income;

●	objectives, business plans and strategies;

●	financial conditions;

●	industry conditions;

●	future capital expenditures (including general and administrative expenses), including the timing, amount and nature thereof and sources of financing thereof;

●	pro forma information, including the Pro Forma Consolidated Financial Information;

●	the composition of the board of directors and management of the Resulting Issuer following the completion of the Arrangement;

●	other trends of the capital markets;

●	projection of market prices and costs;

●	supply and demand for gold and commodity prices;

●	treatment under governmental regulatory regimes and Tax Laws;

●	realization of the anticipated benefits of acquisitions and dispositions;

●	movements in currency exchange rates;

●	anticipated income Taxes;

●	plans and objectives of management for future operations;

●	quantity of the existing mineral reserves of GCM and Aris;

●	expectations regarding the ability to raise capital and to add to reserves through acquisitions, exploration, development and divestiture of assets;

●	the exercise of Dissent Rights by Aris Shareholders with regard to the Arrangement;

●	forecast business results;

●	anticipated tax treatment of the Arrangement on Aris Shareholders;

●	anticipated financial and operational performance;

●	statements made in, and based upon, the GCM Fairness Opinions, the BMO Formal Valuation and Fairness Opinion and the Canaccord Fairness Opinion; and

●	insiders and control persons of the Resulting Issuer.

The forward-looking information in statements or disclosures in this Circular (including the Appendices hereto) and the documents incorporated by reference is based (in whole or in part) upon factors which may cause actual results, performance or achievements of GCM or Aris, as applicable, to differ materially from those contemplated (whether expressly or by implication) in the forward-looking information. Those factors are based on information currently available to GCM and Aris, as applicable, including information obtained from third-party industry analysts and other third-party sources. Actual results or outcomes may differ materially from those predicted by such statements or disclosures. While GCM and Aris do not know what impact any of those differences may have, their business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking information include, among other things:

●	failure to complete the Arrangement in all material respects in accordance with the Arrangement Agreement or at all;

●	inability to obtain required consents, permits or approvals, including the Final Order, GCM Shareholder Approval, Aris Shareholder Approval, the Key Regulatory Approvals and the Key Consents;

●	sufficient liquidity for future operations;

●	cost of capital risk to carry out operations;

●	increased competition and the lack of availability of qualified personnel or management;

●	loss of key personnel;

●	uncertainty of government policy changes;

●	the risk of carrying out operations with minimal environmental impact;

●	operational hazards and availability of insurance;

●	industry conditions, including changes in Laws and regulations, including the adoption of new Environmental Laws and regulations and changes in how they are interpreted and enforced;

●	general economic, market and business conditions;

●	competitive action by other companies;

●	the ability of suppliers to meet commitments;

●	stock market volatility;

●	creditworthiness of counterparties;

●

currency fluctuations, gold price volatility and fluctuations in the spot and forward price of gold or certain other commodities (such as silver), and the availability and increased costs associated with mining inputs and labour;

●	the focus of management’s time and attention on the Arrangement may detract from other aspects of the respective businesses of GCM and Aris;

●	the anticipated benefits and value creation from the Arrangement may not be realized, or may not be realized in the expected timeframes;

●	the businesses of GCM and Aris may not be successfully integrated following completion of the Arrangement;

●	increased costs, delays, suspensions and technical challenges associated with the construction of capital projects;

●	risk of loss due to acts of war, terrorism, sabotage and civil disturbances;

●	increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; and

●	discrepancies between actual and estimated production for both GCM and Aris.

The forward-looking statements contained in this Circular (including the Appendices hereto) and the documents incorporated by reference herein are made as of the date of such documents. GCM and Aris are not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable Laws. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on forward-looking statements or disclosures. The foregoing statements expressly qualify any forward-looking information contained herein.

The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates may change and such changes may be material, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

GCM Shareholders and Aris Shareholders are cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate at the time of preparation, may prove to be incorrect. Accordingly, GCM Shareholders and Aris Shareholders are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. GCM and Aris caution you that the above list of factors is not exhaustive. Consequently, there is no representation by GCM or Aris that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Other factors which could cause actual results, performance or achievements of GCM or Aris to differ materially from those contemplated (whether expressly or by implication) in the forward-looking statements or other forward-looking information are disclosed under “Risk Factors” and in the documents incorporated by reference in Appendices D, E and F.

SUMMARY

This summary is qualified in its entirety by the more detailed information appearing elsewhere in the accompanying GCM Notice of Meeting, Aris Notice of Meeting and this Circular, including the Appendices hereto. Capitalized terms used in this summary and not otherwise defined herein have the meanings set forth under “Glossary of Terms”.

The GCM Meeting

The GCM Meeting will be held at 8:00 a.m. (Vancouver time; 11:00 a.m. Toronto time) on September 19, 2022, virtually via live audio webcast at https://virtual-meetings.tsxtrust.com/1397, for the purposes set forth in the accompanying GCM Notice of Meeting. The business of the GCM Meeting will be to consider and vote upon, among other things, the GCM Resolution and to transact such further and other business as may properly be brought before the GCM Meeting. See “The Arrangement”.

The Aris Meeting

The Aris Meeting will be held at 10:00 a.m. (Vancouver time; 1:00 p.m. Toronto time) on September 19, 2022, virtually via live audio webcast using the LUMI virtual meeting platform online at https://web.lumiagm.com/294-900-287, for the purposes set forth in the accompanying Aris Notice of Meeting. The business of the Aris Meeting will be to consider and vote upon, among other things, the Aris Arrangement Resolution and to transact such further and other business as may properly be brought before the Aris Meeting. See “The Arrangement”.

Parties to the Arrangement

GCM

GCM is a Canadian-based gold and silver exploration and development company focused on acquiring and developing properties of merit to bring to production and operating such properties, with a primary emphasis on Colombia and Guyana. GCM holds 100% of the former Frontino Gold Mines Ltd. gold and silver assets, including the largest underground gold and silver mining operation in Colombia – the Segovia Operations – and 100% of the former Gold X operations in Guyana – the Toroparu Project. In February 2020, GCM completed the RTO Transaction to spin-out the Marmato Project to Caldas Gold and in July, August and December of 2020, it participated in various Caldas Gold securities offerings. In February 2021, Caldas Gold changed its name to “Aris Gold Corporation”. In April of 2022, GCM purchased the Aris Convertible Debenture. As a result of the various securities offerings, GCM now owns, as of the date of the Circular, approximately 44% of Aris through Caldas Holding, a wholly-owned subsidiary of GCM. Caldas Holding also owns 7,500,000 Aris Unlisted Warrants and 18,444,445 Aris Warrants. GCM beneficially and of record also owns the Aris Convertible Debenture and $9,463,555 principal amount of the Aris Gold-Linked Notes. GCM continues to own the GCM Marmato Project, consisting of the Zona Alta Mining Title and the Echandia Mining Title, of which GCM retains rights to the upper zone and has granted a permanent right to the lower zone, through an operating agreement, to Aris. GCM also owns, as of the date of this Circular, approximately 32% of Denarius and approximately 26% of Western Atlas.

GCM is a corporation existing under the Laws of the Province of British Columbia. GCM’s head office is located at 401 Bay Street, Suite 2400, PO Box 15, Toronto, Ontario M5H 2Y4 and its registered office is located at 1166 Alberni Street, Suite 1604, Vancouver, British Columbia, V6E 3Z3. GCM also has offices in Bogota and Medellin, Colombia and Georgetown, Guyana.

GCM is a reporting issuer in each of the provinces of Canada. The GCM Shares trade on the TSX under the trading symbol “GCM”, the GCM Listed Warrants trade on the TSX under the symbol “GCM.WT.B” and the GCM Unsecured Notes trade on the Singapore Exchange under the symbol “GCM:CN”.

For further information concerning the business and operations of GCM, see Appendix D.

Aris

Aris is a Canadian mining company led by an executive team with a demonstrated track record of creating value through building globally relevant gold mining companies. In Colombia, Aris operates the 100%-owned Marmato Mine, where a modernization and expansion program is under way, and as of April 12, 2022, operates the Soto Norte Project, where environmental licensing is advancing to develop a new gold mine. Aris also owns the Juby Project, an advanced exploration stage gold project in the Abitibi greenstone belt of Ontario, Canada.

Aris is a corporation existing pursuant to the Laws of the Province of British Columbia. Aris’ head office is located at 425 Hornby Street, Vancouver, British Columbia, V6C 2Y2 and its registered office and mailing address is located at 550 Burrard Street, Suite 2900, Vancouver, British Columbia, V6C 0A3.

Aris is a reporting issuer in each of the provinces of Canada (other than Québec) and the Aris Shares trade on the TSX under the trading symbol “ARIS” and on the OTCQX under the symbol “ALLXF”. Further, the Aris Listed Warrants are listed and posted for trading on the TSX under the symbol “ARIS.WT” and the Aris Gold-Linked Notes are listed and posted for trading on the NEO under the symbol “ARIS.NT.U”. It is anticipated that, as soon as reasonably practicable after completion of the Arrangement, the Aris Shares will be delisted from trading on the TSX. It is anticipated that after the completion of the Arrangement, pursuant to which Aris and SubCo will amalgamate to form AmalCo, the Aris Listed Warrants will continue to trade on the TSX and the Aris Gold-Linked Notes will continue to trade on the NEO, and therefore AmalCo will continue to be a reporting issuer in each of the provinces of Canada (other than Québec). For further information concerning the treatment of Aris’ securities in connection with the Arrangement, see “The Arrangement – Description of the Arrangement”.

For further information concerning the business and operations of Aris, see Appendix E.

Resulting Issuer

As a result of the Arrangement, Aris will be amalgamated with SubCo to form AmalCo, which will be a wholly-owned subsidiary of the Resulting Issuer. It is anticipated that after completion of the Arrangement, the Resulting Issuer will be a reporting issuer in each of the provinces of Canada. For further information concerning the business and operations of the Resulting Issuer following completion of the Arrangement, see Appendix F.

Pro Forma Consolidated Financial Information

See Appendix F for the Pro Forma Consolidated Financial Information. Reference should be made, among other things, to: (a) GCM’s audited annual consolidated financial statements for the year ended December 31, 2021 and unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2022, each of which is incorporated by reference in this Circular, and (b) Aris’ audited annual consolidated financial statements for the year ended December 31, 2021 and unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2022, each of which is incorporated by reference in this Circular.

The Arrangement

The following is a summary only and reference should be made to the full text of the Arrangement Agreement which may be found under GCM’s and Aris’ profiles on SEDAR at www.sedar.com, and the Plan of Arrangement attached as Appendix C.

The purpose of the Arrangement is to effect the combination of the businesses of GCM and Aris through the acquisition of all of the issued and outstanding Aris Shares by GCM.

The Arrangement will result in the acquisition by GCM of all of the issued and outstanding Aris Shares not already owned by GCM for the Consideration Shares, being 0.5 of one GCM Share for each Aris Share. As a result of the Arrangement, Aris will be amalgamated with SubCo to form AmalCo, which will be a wholly-owned subsidiary of the Resulting Issuer.

As at the date hereof, there are 97,636,971 GCM Shares and 137,832,940 Aris Shares issued and outstanding, of which 60,991,545 Aris Shares are held by GCM. Based on the respective share values at the date of announcement of the Arrangement, GCM Shareholders are expected to own approximately 74% and Aris Shareholders (other than GCM and its affiliates) are expected to own approximately 26% of the post-Arrangement Resulting Issuer Shares on a diluted in-the-money basis (assuming no Dissent Rights are exercised and all Aris Shares held by GCM are cancelled). The Arrangement will be implemented by way of a court-approved plan of arrangement under the BCBCA pursuant to the terms of the Arrangement Agreement, the Interim Order and the Final Order. See “The Arrangement”.

Background to the Arrangement

The execution of the Arrangement Agreement was the result of arm’s length negotiations among representatives and legal and financial advisors of GCM and Aris. This Circular contains a summary of the material events, including the meetings, negotiations, discussions and actions between the Parties and their representatives that preceded the execution and public announcement of the Arrangement Agreement.

See “The Arrangement – Background to the Arrangement”.

Reasons for the Arrangement

In reaching a conclusion that the Arrangement is in the best interest of GCM and Aris, respectively, and in making their recommendations to GCM Shareholders and Aris Shareholders, respectively, the GCM Board and the Aris Board, respectively, considered and relied upon a number of factors, including:

(a)

Creates a Top-In-Class Company Amongst Junior Gold Producers and the Largest Gold Company in Colombia with Diversification in Guyana and Canada. The Arrangement will combine two Americas-based gold mining portfolios into one, with two producing mines, a near-term expansion project, two large development projects and advanced exploration projects in Colombia, Guyana and Canada. The Arrangement creates a company with a balanced portfolio of operating and development assets with increased scale and diversification.

(b)

Experienced Board of Directors led by Ian Telfer as Chair. Following the Arrangement, the Resulting Issuer will benefit from an experienced Board of Directors led by Ian Telfer as Chair with Daniella Cambone, David Garofalo, Mónica De Greiff, Serafino Iacono, Peter Marrone, Hernan Juan Jose Martinez Torres, Attie Roux and Neil Woodyer as members. The combined group has a track record of building sizeable and successful mining companies and will leverage its leadership in responsible, sustainable mining practices in Colombia with skilled personnel with relevant experience and country-specific knowledge.

(c)

Complementary Teams with Strengthened Mine-Building, Operating and ESG Experience. Following the Arrangement, the management team will be led by Neil Woodyer as CEO. The shareholders of the Resulting Issuer will benefit from having a management team with a track record of building sizable and successful mining companies, an operations team that is the leader in responsible and sustainable mining practices in Colombia and project teams with extensive project development and mine building expertise.

(d)

Increased Scale. GCM Shareholders and Aris Shareholders will have the opportunity to participate in a Resulting Issuer with a large inventory of mineral resources and an increased scale that is expected to receive greater market attention than GCM and Aris can attract individually. The enhanced profile of the Resulting Issuer is expected to provide an attractive entry point for a greater number of institutional investors and presents an opportunity for a long-term market value re-rating.

(e)

Enhanced Financial Capacity. Following the Arrangement, the Resulting Issuer will have approximately $352 million of cash and approximately $260 million of additional committed funding from precious metals stream agreements available to fund growth projects. With an enhanced capital markets profile, the Resulting Issuer is expected have better access to lower-cost capital and an increased capability to pursue future external growth opportunities. See the Pro Forma Consolidated Financial Information in Appendix F.

(f)

G&A Cost Savings. The complementary assets of GCM and Aris are expected to create synergies for the Resulting Issuer, including general and administrative cost savings to the Resulting Issuer of approximately $10 million per year. These savings will be realized from a reduction of duplicate management roles and administrative expenses, and are expected to be fully realized in 2023.

(g)

An At-Market Exchange Ratio. The at-market Exchange Ratio of 0.5 of one GCM Share for each outstanding Aris Share was based on the volume weighted average market prices of the respective shares of both GCM and Aris on the TSX over periods of ten and twenty trading days ending at the close of trading on July 22, 2022.

(h)

Full Participation of Both Sets of Shareholders in the Combined Operations and Growth Projects. The consideration payable to Aris Shareholders pursuant to the Arrangement is 100%-share based to preserve the Resulting Issuer’s cash resources to fund growth and permit both sets of shareholders to remain fully invested. If the Arrangement is completed, based on the respective share values at the date of announcement of the Arrangement, GCM Shareholders are expected to own approximately 74% and Aris Shareholders (other than GCM and its affiliates) are expected to own approximately 26% of the post-Arrangement Resulting Issuer Shares on a diluted in-the-money basis (assuming no Dissent Rights are exercised and all Aris Shares held by GCM are cancelled). Through ownership of Resulting Issuer Shares, both sets of shareholders will continue to participate in the opportunities associated with the Resulting Issuer’s assets and properties.

(i)

Simplified Ownership Structure. Following the Arrangement, GCM’s ownership of securities in Aris, and the loan from GCM to Aris in the principal amount of $35 million pursuant to the Aris Convertible Debenture, will be eliminated, resulting in a lower-cost, more efficient and simplified capital structure for the Resulting Issuer.

(j)

Superior Proposals. Subject to compliance with the Arrangement Agreement, each of the Parties is permitted to furnish information and take certain other actions in respect of an unsolicited Acquisition Proposal that could reasonably be expected to lead to a Superior Proposal. The ability to terminate the Arrangement Agreement in specified circumstances and to accept a Superior Proposal, on payment of the Termination Fee of $6,000,000, which is subject to a right to match, provides further assurance to the GCM Board and the Aris Board that each will have a reasonable opportunity to consider a potential superior unsolicited alternative transaction if one is subsequently proposed. See “The Arrangement Agreement – Non-Solicitation Covenant and Acquisition Proposal”.

(k)

Voting Agreements. All of the directors and senior officers of GCM and Aris have entered into the Voting Agreements with GCM and Aris pursuant to which, and subject to the terms thereof, each has agreed to vote their GCM Shares in favour of the GCM Resolution and to vote their Aris Shares in favour of the Aris Arrangement Resolution, as applicable. See “The Arrangement –Voting Agreements”.

(l)

Comprehensive Arm’s Length Negotiations. The terms of the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of each Party’s special committee of independent directors and each Party’s legal counsel and financial advisors. In the judgment of each Party’s special committee, following consultation with their financial and legal advisors, the terms of the Arrangement are fair and reasonable to the Aris Shareholders and GCM, as applicable.

(m)

Transaction Certainty. The completion of the Arrangement is subject to a limited number of conditions, which each Party’s special committee of independent directors, after consultation with independent legal and other advisors, considers likely to be satisfied.

See Appendix F for further information concerning the Resulting Issuer.

GCM

In addition to the factors listed above, the GCM Board and the GCM Special Committee also considered and relied upon the following factors in making its recommendation to GCM Shareholders:

(a)

NBF Fairness Opinion. GCM’s co-financial advisor, National Bank, provided its opinion to the GCM Board to the effect that, as of July 24, 2022, and subject to the assumptions, limitations and qualifications set out in the NBF Fairness Opinion, the Exchange Ratio being offered to the Aris Shareholders is fair, from a financial point of view, to GCM. See “The Arrangement – GCM Fairness Opinions”.

(b)

Stifel GMP Fairness Opinion. GCM’s co-financial advisor, Stifel GMP, provided its opinion to the GCM Board to the effect that, as of July 24, 2022, and subject to the assumptions, limitations and qualifications set out in the Stifel GMP Fairness Opinion, the Exchange Ratio being offered to the Aris Shareholders is fair, from a financial point of view, to GCM. See “The Arrangement –GCM Fairness Opinions”.

(c)

Eliminate Holding Company Discount and Related Inefficiencies. As a result of the Arrangement, GCM Shareholders will receive full exposure to the Aris assets rather than a 44% indirect minority ownership interest, which is perceived to have a discounted value due to (i) indirect and limited access to Aris’ operating cash flow and (ii) income tax and duplicative G&A cost inefficiencies associated with holding company structures.

(d)

Majority Approval. The TSX requirement that the GCM Resolution must be approved by an affirmative vote of a simple majority of the votes cast on the GCM Resolution by GCM Shareholders present virtually or represented by proxy at the GCM Meeting.

(e)

Strategic Alternatives. GCM had explored, or been approached about, a number of strategic alternatives that never advanced beyond preliminary discussions. The combination with Aris provided a value proposition and deal certainty to GCM Shareholders that all other discussions had lacked. The opportunities and risks associated with GCM continuing as a stand-alone entity were also considered and compared to the opportunities and risks associated with combining the businesses of GCM and Aris. See “The Arrangement – Background to the Arrangement”.

(f)

Review by GCM Special Committee. The terms of the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of GCM’s legal counsel and financial advisors, and in the judgment of the GCM Special Committee relying on financial, legal and other advisors and discussions with management and their review of the GCM Fairness Opinions, the Arrangement is fair to the GCM Shareholders and is in the best interests of GCM.

(g)

Presentation by Aris Management. At the invitation of the GCM Special Committee, Mr. Woodyer presented his and his team’s vision for the Resulting Issuer and the value for GCM’s Shareholders to be gained by combining the two companies and creating a more comprehensive portfolio of substantial, well-funded projects either already producing or under development. The GCM Special Committee had an opportunity to question Mr. Woodyer in detail and all their questions were answered satisfactorily.

The GCM Board and the GCM Special Committee also considered a number of potential issues regarding potentially negative factors and risks resulting from the Arrangement, including:

(a)

The risks to GCM if the Arrangement is not completed, including the costs to GCM in resources and management attention in pursuing the Arrangement and the restrictions on the conduct of business prior to the completion of the Arrangement, including the inability to raise new funding.

(b)

The number of Consideration Shares issuable in exchange for each Aris Share is fixed and, as a result, the Consideration Shares issued on the Effective Date may have a market value different than at the time the Exchange Ratio and the Arrangement Agreement were approved by the GCM Board.

(c)	The issuance of a significant number of GCM Shares pursuant to the Arrangement could adversely affect the market price of such shares on a post-Arrangement basis.

(d)	The Resulting Issuer may not realize the benefits of the Arrangement currently anticipated due to challenges and costs associated with integrating the operations and personnel of GCM and Aris.

(e)

The Arrangement Agreement’s restrictions on GCM soliciting third parties to make an Acquisition Proposal prior to completion of the Arrangement and the specific requirements regarding what constitutes a Superior Proposal.

(f)	The Termination Fee of $6,000,000 payable to Aris in certain circumstances, including if GCM enters into an agreement with a third party to acquire GCM that constitutes a Superior Proposal.

(g)	The right of Aris to terminate the Arrangement Agreement under certain limited circumstances.

(h)

The potential risk of not obtaining certain consents from third parties required to complete the Arrangement, including from the Court, GCM Shareholders, Aris Shareholders or any other third party whose consent is required including, without limitation, Key Regulatory Approvals and Pre-Merger Control Laws.

(i)	The risk of delay in obtaining the Key Regulatory Approvals.

The GCM Board’s and the GCM Special Committee’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See “Risk Factors”.

See “The Arrangement – Reasons for the Arrangement”.

Aris

In addition to the factors listed above, the Aris Board and the Aris Special Committee also considered and relied upon the following factors in making its recommendation to Aris Shareholders:

(a)

BMO Formal Valuation and Fairness Opinion. BMO Capital Markets provided its formal valuation and fairness opinion to the Aris Special Committee to the effect that, as at July 24, 2022, and subject to the assumptions, limitations and qualifications set out in the BMO Formal Valuation and Fairness Opinion, the fair market value of the Aris Shares, determined on an en bloc basis as required pursuant to MI 61-101, is in the range of C$2.30 to C$3.10 per Aris Share, the fair market value of the GCM Shares is in the range of C$3.70 to C$5.75 per GCM Share and the consideration to be received by the Aris Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Aris Shareholders (other than GCM and its affiliates). See “The Arrangement – Aris Formal Valuation and Aris Fairness Opinions”.

(b)

Canaccord Fairness Opinion. Aris’ financial advisor, Canaccord Genuity, provided its opinion to the Aris Board to the effect that, as of July 24, 2022, and subject to the assumptions, limitations and qualifications set out in the Canaccord Fairness Opinion, the Consideration Shares to be received by the Aris Shareholders (other than GCM and its affiliates) pursuant to the Arrangement is fair, from a financial point of view, to the Aris Shareholders (other than GCM and its affiliates). See “The Arrangement – Aris Formal Valuation and Aris Fairness Opinions”.

(c)

Increased Public Float and Liquidity. Aris Shareholders are expected to benefit from participating in a company with a widely-held shareholder base and without the perceived share value discount associated with one very large shareholder possessing an effective negative control position.

(d)

Special Majority and Majority of the Minority Approvals. The requirement that the Aris Arrangement Resolution must be approved by an affirmative vote of: (i) at least two-thirds of the votes cast on the Aris Arrangement Resolution by the Aris Shareholders present virtually or represented by proxy at the Aris Meeting; and (ii) a majority of the votes cast on the Aris Arrangement Resolution by the Aris Shareholders present virtually or represented by proxy at the Aris Meeting, excluding votes attached to the Aris Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101 and any of its related parties or joint actors, all in accordance with MI 61-101.

(e)

Court Approval. The procedures by which the Arrangement is to be approved, including the requirement for approval by the Court after a hearing at which the fairness of the Arrangement to Aris Shareholders will be considered.

(f)	Availability of Dissent Rights. The availability of Dissent Rights to the Registered Aris Shareholders with respect to the Arrangement.

(g)

Review by Aris Special Committee. The terms of the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of Aris’ legal counsel and financial advisors, and in the judgment of the Aris Special Committee relying on financial, legal and other advisors and discussions with management and their review of the BMO Formal Valuation and Fairness Opinion, the Consideration Shares to be received by the Aris Shareholders (other than GCM and its affiliates) is fair, from a financial point of view, to the Aris Shareholders (other than GCM and its affiliates).

(h)	100% Acquisition of Aris Shares. The Arrangement is for 100% of the Aris Shares and, under the Plan of Arrangement, all Aris Shareholders are treated identically (other than GCM and its affiliates).

(i)

Canadian Tax Deferral. An Aris Shareholder who is a Holder should generally be able to exchange Aris Shares for the Consideration Shares under the Arrangement on a fully tax-deferred basis for Canadian income tax purposes.

The Aris Board and the Aris Special Committee also considered a number of potential issues regarding potentially negative factors and risks resulting from the Arrangement, including:

(a)

The risks to Aris if the Arrangement is not completed, including the costs to Aris in resources and management attention in pursuing the Arrangement and the restrictions on the conduct of business prior to the completion of the Arrangement, including the ability to raise new funding.

(b)

The Arrangement Agreement’s restrictions on Aris soliciting third parties to make an Acquisition Proposal prior to completion of the Arrangement and the specific requirements regarding what constitutes a Superior Proposal.

(c)	The Termination Fee of $6,000,000 payable to GCM in certain circumstances, including if Aris enters into an agreement with a third party to acquire Aris that constitutes a Superior Proposal.

(d)	The conditions to GCM’s obligations to complete the Arrangement, including that holders of no more than 5% of the issued and outstanding Aris Shares shall have exercised Dissent Rights.

(e)	The right of GCM to terminate the Arrangement Agreement under certain limited circumstances.

(f)

The potential risk of not obtaining certain consents from third parties required to complete the Arrangement, including from the Court, Aris Shareholders, GCM Shareholders or any other third party whose consent is required including, without limitation, Key Regulatory Approvals and Pre-Merger Control Laws.

(g)	The potential negative effect on Aris’ relationship with its stakeholders, including customers, suppliers and employees.

(h)	The dilution of Aris Shareholders’ interest in the Aris business upon becoming shareholders of the Resulting Issuer.

The Aris Board’s and the Aris Special Committee’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See “Risk Factors”.

See “The Arrangement – Reasons for the Arrangement”.

GCM Fairness Opinions

GCM initially contacted National Bank and Stifel GMP regarding a potential advisory assignment in early June 2022. The GCM Financial Advisors were officially engaged by GCM on July 4, 2022 as co-financial advisors in connection with a transaction involving GCM and Aris to, among other things, review and evaluate the merits of the proposed Arrangement, assist and advise in respect of negotiations and, if requested, to provide independent fairness opinions in respect of the Arrangement.

Neither of the GCM Financial Advisors nor any of their affiliates or associates is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of GCM or Aris or any of their respective associates or affiliates. Neither of the GCM Financial Advisors nor any of their affiliates or associates is acting as an advisor to GCM or Aris in connection with any matter, other than acting as co-financial advisors to GCM in respect of the Arrangement.

In consideration for its services, GCM has agreed to pay fixed opinion fees to each of the GCM Financial Advisors for the GCM Fairness Opinions, which are not contingent on the substance of the GCM Fairness Opinions or the completion of the Arrangement. GCM has also agreed to pay each of the GCM Financial Advisors a fixed transaction completion fee if the Arrangement is completed, or a lesser break fee if the Arrangement is not completed and a break-up fee or termination fee is paid to GCM. GCM has also agreed to reimburse the GCM Financial Advisors for their reasonable out-of-pocket expenses incurred in connection with the provision of the financial advisor services to GCM, and has agreed to indemnify the GCM Financial Advisors in certain circumstances.

Each of the GCM Financial Advisors have provided the GCM Board with the GCM Fairness Opinions that, as of July 24, 2022, the Exchange Ratio is fair, from a financial point of view, to GCM.

The GCM Board concurs with the views of the GCM Financial Advisors and such views were an important consideration in the GCM Board’s decision to proceed with the Arrangement.

The GCM Fairness Opinions are not a recommendation to any GCM Shareholder as to how to vote or act on any matter relating to the Arrangement. The GCM Fairness Opinions do not address any other aspect of the Arrangement and no opinion or view was expressed as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to GCM or in which GCM might engage or as to the underlying business decision of GCM to proceed with or effect the Arrangement. The GCM Fairness Opinions are only one factor that were taken into consideration by the GCM Board in making its determination to recommend that the GCM Shareholders vote in favour of the GCM Shareholder Resolution. See “The Arrangement – Reasons for the Arrangement”.

All summaries and references to the GCM Fairness Opinions delivered by the GCM Financial Advisors are qualified in their entirety by reference to the full text of the opinions. The GCM Board strongly recommends that GCM Shareholders read the written opinions delivered by the GCM Financial Advisors carefully and in their entirety for a description of the procedures followed, matters considered and limitations and qualifications on the review undertaken.

See “The Arrangement – GCM Fairness Opinions” and Appendices G and H, respectively, of this Circular.

Recommendation of the GCM Special Committee

The GCM Board determined that it was advisable to establish a special committee of independent directors of GCM who were free of any conflict of interest in respect of the Arrangement, comprising Robert Metcalfe, De Lyle Bloomquist, Belinda Labatte and Jaime Perez Branger to, among other things, examine and review the merits of a possible transaction involving GCM and Aris in conjunction with management and GCM’s professional advisors and make recommendations to the GCM Board with respect to the proposed transaction.

After careful consideration, including a thorough review of the Arrangement Agreement and the GCM Fairness Opinions, as well as a thorough review of other materials and information, including matters discussed in this Circular, and taking into account the best interests of GCM and in consultation with its legal and financial advisors, the GCM Special Committee determined that the Arrangement is fair to GCM Shareholders and in the best interests of GCM, and unanimously recommended to the GCM Board that the GCM Board (i) approve the Arrangement, (ii) cause GCM to enter into the Arrangement Agreement and (iii) recommend that the GCM Shareholders vote in favour of the GCM Resolution.

See “The Arrangement – GCM Special Committee” and “The Arrangement – Reasons for the Arrangement”.

Recommendation of the GCM Board

After careful consideration, including a thorough review of the Arrangement Agreement, the GCM Fairness Opinions, as well as a thorough review of other matters, including those discussed in this Circular, and on the unanimous recommendation of the GCM Special Committee, the GCM Board (excluding the GCM Interested Directors) has unanimously determined that the Arrangement to be effected by way of the Plan of Arrangement is in the best interest of GCM and has approved the transactions contemplated by the Arrangement Agreement. Accordingly, the GCM Board (excluding the GCM Interested Directors) has unanimously approved the Arrangement and unanimously recommends that the GCM Shareholders vote FOR the GCM Resolution.

See “The Arrangement – Recommendation of the GCM Board” and “The Arrangement – Reasons for the Arrangement”.

Aris Formal Valuation and Aris Fairness Opinions

BMO Formal Valuation and Fairness Opinion

In determining to recommend the approval of the Arrangement to the Aris Board, the Aris Special Committee considered, among other things, the BMO Formal Valuation and Fairness Opinion prepared by BMO Capital Markets.

As set forth in the BMO Formal Valuation and Fairness Opinion, BMO Capital Markets provided a formal valuation prepared in accordance with the requirements of MI 61-101, which concluded that, as at July 24, 2022, and subject to the assumptions, limitations and qualifications set out in the BMO Formal Valuation and Fairness Opinion, the fair market value of the Aris Shares, determined on an en bloc basis as required under MI 61-101, is in the range of C$2.30 to C$3.10 per Aris Share, and that the fair market value of the GCM Shares is in the range of C$3.70 to C$5.75 per GCM Share.

As set forth in the BMO Formal Valuation and Fairness Opinion, BMO Capital Markets also provided its opinion to the Aris Special Committee that, as at July 24, 2022, and subject to the assumptions, limitations and qualifications set out in the BMO Formal Valuation and Fairness Opinion, the consideration to be received by the Aris Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Aris Shareholders (other than GCM and its affiliates).

The summary of the BMO Formal Valuation and Fairness Opinion in this Circular is qualified in its entirety by reference to the full text of the BMO Formal Valuation and Fairness Opinion attached to this Circular as Appendix I. The full text of the BMO Formal Valuation and Fairness Opinion sets out the assumptions made, procedures followed, information reviewed, matters considered and limitations and qualifications on the review undertaken by BMO Capital Markets in connection with the BMO Formal Valuation and Fairness Opinion. The Aris Special Committee and the Aris Board urge Aris Shareholders to read the BMO Formal Valuation and Fairness Opinion carefully and in its entirety. The BMO Formal Valuation and Fairness Opinion have been prepared and provided solely for the use of the Aris Special Committee and for inclusion in the Circular relating to the Arrangement and may not be used or relied upon by any person other than the Aris Special Committee and the other non-conflicted members of the Aris Board without BMO Capital Markets’ express prior written consent. The BMO Formal Valuation and Fairness Opinion does not address the relative merits of the Arrangement as compared to any other strategic alternative that may be available to Aris. The BMO Formal Valuation and Fairness Opinion is not a recommendation as to how any Aris Shareholder should vote with respect to the Arrangement or any other matter.

See “The Arrangement – Aris Formal Valuation and Aris Fairness Opinions” and Appendix I to this Circular.

Canaccord Fairness Opinion

Canaccord Genuity was retained by the Aris Board on June 29, 2022 to act as a financial advisor to Aris in connection with the Arrangement and to provide an opinion as to the fairness, from a financial point of view, of the Consideration Shares to be received by Aris Shareholders (other than GCM and its affiliates) pursuant to the Arrangement Agreement.

On July 24, 2022, Canaccord Genuity verbally delivered its opinion, and subsequently confirmed in writing, that, as at July 24, 2022, subject to the assumptions, limitations and qualifications set out in the Canaccord Fairness Opinion, the Consideration Shares to be issued to Aris Shareholders (other than GCM and its affiliates) pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Aris Shareholders (other than GCM and its affiliates). The full text of the Canaccord Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Canaccord Fairness Opinion, is attached as Appendix J to this Circular. Canaccord Genuity did not review the BMO Formal Valuation and Fairness Opinion as part of the analyses performed in arriving at the Canaccord Fairness Opinion. The summary of the Canaccord Fairness Opinion in this Circular is qualified in its entirety by reference to the full text of the Canaccord Fairness Opinion.

Under the engagement letter with Canaccord Genuity, Aris has agreed to pay a fixed opinion fee for the Canaccord Fairness Opinion, which is not contingent on the substance of the Canaccord Fairness Opinion or the completion of the Arrangement, plus applicable taxes and reasonable out-of-pocket expenses incurred by Canaccord Genuity for its services related to providing the Canaccord Fairness Opinion. Aris has also agreed to pay a fixed transaction completion fee if the Arrangement is completed, or a lesser break fee if the Arrangement is not completed and a break-up fee or termination fee is paid to Aris, and has agreed to indemnify Canaccord Genuity against certain liabilities in connection with its engagement. The fees payable to Canaccord Genuity pursuant to the engagement are not, in the aggregate, financially material to Canaccord Genuity.

Neither Canaccord Genuity nor any of its affiliates (as such term is defined in the Securities Act (Ontario)) is an insider, associate or affiliate of Aris or GCM.

The Canaccord Fairness Opinion is not a recommendation to any Aris Shareholder as to how to vote or act on any matter relating to the Arrangement. The Canaccord Fairness Opinion is only one factor that was taken into consideration by the Aris Board in making its determination to recommend that the Aris Shareholders vote in favour of the Aris Arrangement Resolution. See “The Arrangement – Reasons for the Arrangement”.

The Aris Board urges Aris Shareholders to review the Canaccord Fairness Opinion carefully and in its entirety.

See “The Arrangement – Aris Formal Valuation and Aris Fairness Opinions” and Appendix J to this Circular.

Recommendation of the Aris Special Committee

The Aris Special Committee composed of Ian Telfer, Daniela Cambone and Peter Marrone, all of whom are independent directors of Aris (as defined in MI 61-101), was formed to, among other things, examine and review the merits of a possible transaction involving GCM and Aris and to consider other available strategic alternatives in conjunction with management and Aris’ professional advisors and make recommendations to the Aris Board with respect to any such proposed transactions.

After careful consideration, including a thorough review of the Arrangement Agreement, the BMO Formal Valuation and Fairness Opinion, as well as a thorough review of other materials and information, including matters discussed in this Circular, and taking into account the best interests of Aris and in consultation with its legal advisors, the Aris Special Committee unanimously recommended to the Aris Board that the Aris Board determine that the Consideration Shares to be received by the Aris Shareholders (other than GCM and its affiliates) is fair, from a financial point of view, to the Aris Shareholders (other than GCM and its affiliates), that the Arrangement is in the best interests of Aris, that the Arrangement Agreement and the Plan of Arrangement contemplated therein be unanimously approved, that Aris enter into the Arrangement Agreement and for the Aris Board to take all reasonable action to facilitate the Arrangement, and that the Aris Board unanimously recommend that the Aris Shareholders approve the Arrangement and vote in favour of the resolution approving the Arrangement.

See “The Arrangement – Aris Special Committee” and “The Arrangement – Reasons for the Arrangement”.

Recommendation of the Aris Board

After careful consideration, including a thorough review of the Arrangement Agreement, the BMO Formal Valuation and Fairness Opinion, the Canaccord Fairness Opinion, as well as a thorough review of other matters, including those discussed in this Circular, and on the unanimous recommendation of the Aris Special Committee, the Aris Board (excluding the Aris Interested Directors) unanimously determined that the acquisition to be effected by way of the Plan of Arrangement is in the best interests of Aris, that the Consideration Shares to be received by the Aris Shareholders (other than GCM and its affiliates) pursuant to the Arrangement is fair, from a financial point of view, to the Aris Shareholders (other than GCM and its affiliates) and has unanimously approved the transactions contemplated by the Arrangement Agreement. Accordingly, the Aris Board (excluding the Aris Interested Directors) has unanimously approved the Arrangement and recommends that the Aris Shareholders vote FOR the Aris Arrangement Resolution.

See “The Arrangement – Recommendation of the Aris Board” and “The Arrangement – Reasons for the Arrangement”.

Voting Agreements

GCM and Aris have entered into Voting Agreements with the Locked-up Shareholders, pursuant to which the Locked-up Shareholders have agreed, subject to the terms and conditions of the Voting Agreements, to vote their GCM Shares in favour of the GCM Resolution approving the issuance of GCM Shares in connection with the Arrangement and to vote their Aris Shares in favour of the Aris Arrangement Resolution approving the Arrangement, as applicable. The Locked-up Shareholders collectively beneficially own or exercise control or direction over 2,965,410 GCM Shares, representing approximately 3.0% of the outstanding GCM Shares, and 12,392,775 Aris Shares, representing approximately 9.0% of the outstanding Aris Shares.

The obligations of a Locked-up Shareholder under their respective Voting Agreement may be terminated at any time upon the written agreement of GCM, Aris and such Locked-up Shareholder, and will be terminated if the Arrangement Agreement is terminated in accordance with its terms.

Furthermore, GCM is obligated under the Arrangement Agreement to vote its Aris Shares in favour of the Aris Arrangement Resolution to approve the Arrangement. GCM beneficially owns or exercises control or direction over 60,991,545 Aris Shares, representing approximately 44% of the outstanding Aris Shares.

See “The Arrangement – Voting Agreements”.

Description of the Arrangement

If approved, the Arrangement will become effective at the Effective Time, which is expected to be at 12:01 a.m. (Vancouver time) on the Effective Date, which is expected to be in late September 2022. At the Effective Time, the following shall occur or be deemed to occur sequentially in the following order:

1.	the notice of articles of GCM be amended to:

(a)	change the name of GCM to “Aris Mining Corporation” and the articles of GCM be altered to reflect such change; and

(b)

alter the authorized share structure of GCM to create up to a maximum of 1,000 GCM Series 1 Preferred Shares designated as “Series 1 Preferred” shares, to be a new series of the preferred shares of GCM, without par value and attaching the special rights and restrictions as set out in Schedule A of the Plan of Arrangement, and the articles of GCM be altered by adding such special rights and restrictions as section 2.1(2) of such articles;

2.

all Aris Shares held by Caldas Holding shall be transferred to GCM, without any further act or formality on its part, free and clear of all Liens and in consideration therefor GCM shall issue to Caldas Holding the GCM Note and 1,000 fully paid and non-assessable GCM Series 1 Preferred Shares for all such Aris Shares, and the name of Caldas Holding shall be removed from the central securities register maintained by or on behalf of Aris as a holder of Aris Shares and GCM shall be entered in the central securities register maintained by or on behalf of Aris as the holder of such Aris Shares;

3.

each Aris Share held by an Aris Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Liens, to Aris, and Aris shall thereupon be obliged to pay the amount therefor determined and payable in accordance with the Plan of Arrangement, and (i) the name of such holder shall be removed from the central securities register maintained by or on behalf of Aris as a holder of Aris Shares and such Aris Shares so transferred, as the case may be, shall be cancelled and cease to be outstanding; and (ii) such Aris Dissenting Shareholders will cease to have any rights as Aris Shareholders other than the right to be paid the fair value for their Aris Shares by Aris; and

4.

Aris and SubCo shall amalgamate to continue as AmalCo with the same effect as if they had amalgamated under section 276 of the BCBCA (the “Amalgamation”) except that the legal existence of SubCo will not cease and SubCo will survive, and, without limiting the foregoing, the separate legal existence of Aris will cease without Aris being liquidated or wound up, SubCo and Aris will continue as one corporation, AmalCo, and the property of Aris will become the property of AmalCo and on the following terms and otherwise on the terms set out in the Plan of Arrangement and the Final Order implementing the Plan of Arrangement. From and after the Amalgamation:

(a)	the name of AmalCo shall be “Aris Gold Holdings Corp.”, as shall be set out in the notice of articles of AmalCo;

(b)	the shareholders of AmalCo shall have the powers and the liability provided in the BCBCA;

(c)

all of the property, rights and interests of each of Aris and SubCo immediately before the Amalgamation shall become property, rights and interests of AmalCo by virtue of the Amalgamation, and the Amalgamation shall not constitute an assignment by operation of Law, a transfer or any other disposition of the property, rights and interests of either of Aris or SubCo to AmalCo;

(d)

all of the liabilities of each of Aris and SubCo immediately before the Amalgamation shall become liabilities of AmalCo by virtue of the Amalgamation and AmalCo shall continue to be liable for the obligations of each of Aris and SubCo;

(e)

any legal proceedings being prosecuted or pending by or against Aris or SubCo are unaffected by the Amalgamation and every such legal proceeding may be prosecuted, or their prosecution may be continued, as the case may be, by or against AmalCo;

(f)	any existing cause of action, claim or liability to prosecution against either Aris or SubCo shall be unaffected;

(g)	a conviction against, or a ruling, order or judgment in favour of or against, either Aris or SubCo may be enforced by or against AmalCo;

(h)	the initial directors of AmalCo shall be:

(i)	Neil Woodyer with a prescribed address of 425 Hornby Street, Vancouver, British Columbia, V6C 2Y2;

(ii)	Doug Bowlby with a prescribed address of 425 Hornby Street, Vancouver, British Columbia, V6C 2Y2; and

(iii)	Robert Eckford with a prescribed address of 425 Hornby Street, Vancouver, British Columbia, V6C 2Y2;

as to be set out in the notice of articles of AmalCo;

(i)

the notice of articles and articles of AmalCo shall be the notice of articles and articles of SubCo immediately prior to the Amalgamation other than to reflect paragraph 4(a) and (h) above, and the registered and records office of AmalCo shall be the registered and records office of SubCo immediately prior to the Amalgamation;

(j)

each SubCo Share held by a holder thereof shall be cancelled and the holder’s name shall be removed from the register of holders of SubCo Shares, and in exchange therefor, the holder thereof shall receive, and AmalCo shall issue, for each SubCo Share, one fully paid and non-assessable AmalCo Share and the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such SubCo Share in accordance with the Plan of Arrangement;

(k)

each Aris Share held by a Former Aris Shareholder immediately prior to the Amalgamation will be cancelled and the holder’s name shall be removed from the central securities register maintained by or on behalf of Aris as a holder of Aris Shares, and in exchange therefor, on the Amalgamation, the holder thereof shall receive, and GCM shall issue, for each Aris Share, fully paid and non-assessable Consideration Shares (and, for greater certainty, the holder thereof shall receive no consideration on the Amalgamation other than such Consideration Shares), subject to section 3.2, section 3.3 and Article 5 of the Plan of Arrangement, and the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such Aris Share in accordance with the Plan of Arrangement;

(l)

each Aris Share held by GCM will be cancelled and GCM’s name shall be removed from the register of holders of Aris Shares, and in exchange therefor, GCM shall receive, and AmalCo shall issue, for each Aris Share, one fully paid and non-assessable AmalCo Share and GCM shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such Aris Shares in accordance with the Plan of Arrangement;

(m)

in consideration of the issuance by GCM of the GCM Shares comprising the Consideration Shares pursuant to paragraph 4(k) above, AmalCo shall issue to GCM one fully paid and non-assessable AmalCo Share for each GCM Share comprising part of the Consideration Shares issued pursuant to paragraph 4(k) above;

(n)

the amount added to the capital of GCM shall be the paid-up capital (as that term is used for purposes of the Tax Act) of the Aris Shares (other than the Aris Shares held by Aris Dissenting Shareholders or GCM) immediately prior to the Effective Time; and

(o)

each Aris Option and Aris Warrant outstanding immediately prior to the Effective Time shall be adjusted to be exercisable, redeemable or otherwise convertible into GCM Shares based on the Exchange Ratio in lieu of any Aris Shares such Aris Option or Aris Warrant, respectively, was exercisable, redeemable or otherwise convertible into prior to the Effective Time in accordance with the adjustment provisions of the applicable underlying agreement, indenture, certificate, plan or other terms and conditions attaching thereto and GCM shall issue such GCM Shares upon such due exercise, redemption or other conversion of such Aris Option or Aris Warrant. In the event that the Adjusted Option In-The-Money Amount in respect of an Aris Option following such adjustment exceeds the Aris Option In-The-Money Amount in respect of such Aris Option, the exercise price per GCM Share of such Aris Option following such adjustment will be increased accordingly with effect at and from the Effective Time by the minimum amount necessary to ensure that the Adjusted Option In-The-Money Amount in respect of such Aris Option following such adjustment does not exceed the Aris Option In-The-Money Amount in respect of such Aris Option.

No fractional GCM Shares will be issued to Former Aris Shareholders. The number of GCM Shares to be issued to Former Aris Shareholders will be rounded down to the nearest whole number of GCM Shares in accordance with the BCBCA (with no compensation in lieu of such fractional share) in the event that a Former Aris Shareholder is entitled to a fractional share.

See the “The Arrangement – Description of the Arrangement” and the Plan of Arrangement attached as Appendix C for additional information.

GCM Shareholder Approval

Because the number of GCM Shares issuable pursuant to the Arrangement exceeds 25% of the number of GCM Shares issued and outstanding on a non-diluted basis, section 611(c) of the TSX Company Manual requires that the issuance of GCM Shares pursuant to the Arrangement be approved by GCM Shareholders. At the GCM Meeting, GCM Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation the GCM Resolution, the full text of which is set out in Appendix A, authorizing and approving the issuance of up to an aggregate of 73,748,820 GCM Shares pursuant to the Arrangement. In order to become effective, the GCM Resolution must be approved by an affirmative vote of a simple majority of the votes cast on the GCM Resolution by GCM Shareholders present virtually or represented by proxy at the GCM Meeting.

It is the intention of the persons named in the instrument of proxy enclosed with the GCM Meeting Materials, if not expressly directed to the contrary in such instrument of proxy, to vote such proxy in favour of the GCM Resolution.

See “The Arrangement – Shareholder Approval – GCM Shareholder Approval”.

Aris Shareholder Approval

At the Aris Meeting, Aris Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, the Aris Arrangement Resolution authorizing and approving the Arrangement, the full text of which is set out in Appendix B. In order to become effective, the Aris Arrangement Resolution must be approved by an affirmative vote of: (i) at least two-thirds of the votes cast on the Aris Arrangement Resolution by the Aris Shareholders present virtually or by proxy at the Aris Meeting; and (ii) a majority of the votes cast on the Aris Arrangement Resolution by the Aris Shareholders present virtually or represented by proxy at the Aris Meeting, excluding votes attached to the Aris Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101 and any of its related parties or joint actors, all in accordance with MI 61-101.

See “The Arrangement – Shareholder Approval – Aris Shareholder Approval”.

Court Approval

The BCBCA requires that the Court approve the Arrangement.

On August 16, 2022, Aris obtained the Interim Order providing for the calling and holding of the Aris Meeting and other procedural matters and filed a Notice of Hearing of Petition for the Final Order to approve the Arrangement. Copies of the Interim Order and the Notice of Hearing of Petition are attached as Appendices K and L, respectively, to this Circular.

The Court hearing in respect of the Final Order is expected to take place at 9:45 a.m. (Vancouver time) on September 21, 2022, or as soon thereafter as counsel for Aris may be heard, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, subject to the Aris Shareholder Approval and the GCM Shareholder Approval. At the hearing, the Court will consider, among other things, the fairness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

Under the terms of the Interim Order, each Aris Shareholder and Aris Convertible Securityholder will have the right to appear and make submissions at the application for the Final Order. Any person desiring to appear at the hearing of the application for the Final Order is required to indicate their intention to appear by filing with the Court and serving Aris at the address set out below, on or before 4:00 p.m. (Vancouver time) on September 19, 2022, a Response to Petition (“Response”), including their address for service, together with all materials on which they intend to rely at the application. The Response and supporting materials must be delivered, within the time specified, to Aris at the following address:

Fasken Martineau DuMoulin LLP

550 Burrard Street, Suite 2900

Vancouver, British Columbia V6C 0A3

Attention: Brook Greenberg

The Final Order, if granted, will constitute a basis for the Section 3(a)(10) Exemption with respect to the GCM Shares to be issued to Aris Shareholders pursuant to the Arrangement. Prior to the hearing on the Final Order, the Court has been or will be informed of this effect of the Final Order.

The Petition, which includes the form of Final Order, is attached as Appendix M. See “The Arrangement – Court Approval”.

Procedure for Exchange of Aris Shares for GCM Shares

For each Registered Aris Shareholder, accompanying this Circular is an Aris Letter of Transmittal.

In order for a Registered Aris Shareholder to receive the Consideration Shares following the Effective Time for each Aris Share held by such Registered Aris Shareholder, such Registered Aris Shareholder must, among other things, deposit the certificate(s) or direct registration statements (“DRS Statements”) representing their Aris Shares with Odyssey (in its capacity as depositary pursuant to the Arrangement). The Aris Letter of Transmittal, duly completed and signed, together with all other documents and instruments referred to in the Aris Letter of Transmittal or requested by Odyssey, must accompany all certificates or DRS Statements for Aris Shares deposited in exchange for Consideration Shares pursuant to the Arrangement.

Notwithstanding the foregoing, GCM shall have full discretion to determine whether any Aris Letter of Transmittal and any accompanying certificates or DRS Statements representing Aris Shares are complete and proper and GCM shall have the absolute right to determine whether to accept or reject any or all Aris Letters of Transmittal not complete or in proper form.

Any Non-Registered Aris Shareholder whose Aris Shares are registered in the name of a broker, investment dealer, bank, trust corporation, trustee or other nominee should contact that nominee for assistance in depositing such Aris Shares and should follow the instructions of such nominee in order to deposit such Aris Shares with Odyssey. Delivery to an address other than to the specified address in the Aris Letter of Transmittal does not constitute delivery for the purpose of receiving Consideration Shares.

See “The Arrangement – Procedure for Exchange of Aris Shares for GCM Shares”.

Dissent Rights with Respect to the Arrangement

Registered Aris Shareholders have Dissent Rights with respect to the Arrangement. Any Registered Aris Shareholders who dissent from the Aris Arrangement Resolution in accordance with sections 237 to 247 of the BCBCA, as amended by the Plan of Arrangement, the Interim Order and the Final Order (if applicable), will be entitled to be paid by Aris the fair value of the Aris Shares held by such Aris Shareholders determined as at the point in time immediately before the Aris Arrangement Resolution is approved by the Aris Shareholders. The Dissent Rights with respect to the Arrangement must be strictly complied with in order for Registered Aris Shareholders to receive cash representing the fair value of Aris Shares held.

To exercise the Dissent Rights with respect to the Aris Arrangement Resolution, a written notice of dissent to the Aris Arrangement Resolution must be received by Aris at Fasken Martineau DuMoulin LLP, 550 Burrard Street, Suite 2900, Vancouver, British Columbia, V6C 0A3 (Attention: Brook Greenberg) by 5:00 p.m. (Vancouver time) on September 15, 2022, or two business days prior to any adjournment or postponement of the Aris Meeting.

The right to dissent is described in this Circular and the text of each of the Plan of Arrangement, the Interim Order and sections 237 to 247 of the BCBCA, being set forth in Appendices C, K and N, respectively, to this Circular. See “Securities Law Considerations – Dissent Rights Under the Arrangement”.

Income Tax Considerations

Aris Shareholders should consult their own tax advisors about the applicable Canadian or United States federal and provincial and local tax consequences of the Arrangement and the ownership and disposition of GCM Shares acquired pursuant to the Arrangement.

For a summary of certain material Canadian income tax consequences of the Arrangement, see “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations” and for a summary of certain material United States income tax consequences of the Arrangement, see “Income Tax Considerations – Certain United States Federal Income Tax Considerations”. Such summaries are not intended to be legal or tax advice to any particular Aris Shareholder.

Risk Factors

GCM Shareholders who vote in favour of the GCM Resolution and Aris Shareholders who vote in favour of the Aris Arrangement Resolution will be voting in favour of combining the businesses of GCM and Aris, and, in the case of Aris Shareholders, to invest in GCM Shares, and in the case of GCM Shareholders, to invest in the business of Aris. There are certain risk factors associated with the Arrangement, an investment in GCM Shares and an investment in Aris, which should be carefully considered by GCM Shareholders and Aris Shareholders, as applicable, including the fact that the Arrangement may not be completed if, among other things, the GCM Resolution is not approved at the GCM Meeting, the Aris Arrangement Resolution is not approved at the Aris Meeting or if any other conditions precedent to the completion of the Arrangement are not satisfied or waived, as applicable. Readers are cautioned that such risk factors are not exhaustive.

See “Risk Factors”.

GENERAL PROXY MATTERS OF GCM

Solicitation of Proxies

This Circular is provided in connection with the solicitation of proxies by the management of GCM for use at the GCM Meeting for the purposes set forth in the accompanying GCM Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of GCM (who will not be specifically remunerated therefor). GCM has retained Morrow Sodali to assist it in its solicitation of proxies from GCM Shareholders and provide additional services including but not limited to strategic shareholder communications and recommending corporate governance best practices. GCM and Morrow Sodali entered into an engagement agreement with customary terms and conditions, which provides that the proxy solicitation agent will be paid a fee of up to $250,000. GCM will also pay certain fees to Morrow Sodali for phone calls with GCM Shareholders and in respect of votes by GCM Shareholders taken over the phone, as well as reimburse Morrow Sodali for reasonable out-of-pocket expenses. The total cost of the solicitation will be borne by GCM.

The information set forth below generally applies to registered holders of GCM Shares. If you are a beneficial holder of GCM Shares (i.e., your GCM Shares are held through a broker, financial institution or other nominee), see “General Proxy Matters of GCM – Advice to Beneficial Holders of GCM Shares”.

Meeting Attendance and Participation Information

GCM will hold the GCM Meeting in a virtual only format, which will be conducted via live audio webcast. All Registered GCM Shareholders or their duly appointed proxyholders, regardless of their geographic location and equity ownership, will have an equal opportunity to participate in the GCM Meeting and engage with management of GCM.

Attending and Participating at the GCM Meeting

The GCM Meeting will be hosted online by way of live audio webcast. It is important that you are connected to the internet at all times during the GCM Meeting in order to vote when balloting commences. It is each GCM Shareholder’s responsibility to ensure connectivity for the duration of the GCM Meeting. In order to participate online, Registered GCM Shareholders must have a valid 12-digit control number and duly appointed proxyholders must have received an email from TSX Trust containing a unique meeting access number. A summary of the information GCM Shareholders and duly appointed proxyholders will need in order to attend and participate in the GCM Meeting is provided below.

Attending the GCM Meeting

GCM Shareholders and duly appointed proxyholders can attend the meeting online by going to https://virtual-meetings.tsxtrust.com/1397. It is recommended that GCM Shareholders and duly appointed proxyholders access the GCM Meeting using the latest version of their preferred web browser (please do not use Internet Explorer) in order to avoid technical issues.

●

Registered GCM Shareholders and duly appointed proxyholders can participate in the GCM Meeting by clicking “I have a control number/meeting access number” and entering their control number/unique meeting access number and password before the start of the meeting.

o	Registered GCM Shareholders – The 12-digit control number located on the form of proxy or in the email notification you received is the username, and the password is “gcm2022” (case sensitive).
o

Duly appointed proxyholders – After following the additional instructions to register yourself with TSX Trust, TSX Trust will provide the proxyholder with a unique meeting access number which will be the proxy holder’s username for the purposes of logging into the GCM Meeting. The password to the GCM Meeting is “gcm2022” (case sensitive).

●

Voting at the GCM Meeting will only be available for Registered GCM Shareholders and duly appointed proxyholders. Non-Registered Holders (as defined below) who have not appointed themselves as proxyholder may attend the GCM Meeting by clicking “I am a guest” and completing the online form.

Participating in the GCM Meeting

The GCM Meeting will be hosted virtually via live audio webcast at https://virtual-meetings.tsxtrust.com/1397.

Registered GCM Shareholders that have a 12-digit control number, along with duly appointed proxyholders who were assigned a unique meeting access number by TSX Trust will be able to vote and submit questions during the GCM Meeting. To do so:

1.	Please go to https://virtual-meetings.tsxtrust.com/1397 15-20 minutes prior to the start of the GCM Meeting to login.
2.	Click on “I have a control number / meeting access number”.
3.	Enter your 12-digit control number (on your proxy form) as your Username or enter the unique meeting access number provided by TSX Trust.
4.	Enter the password: gcm2022 (case sensitive).
5.

When the polls are opened, click the “Voting” icon on the left side of your screen. To vote, simply select your voting direction from the options shown on screen and click Submit. A confirmation message will appear to show your vote has been received.

Beneficial GCM Shareholders entitled to vote at the GCM Meeting may vote at the GCM Meeting virtually by following the steps listed below:

1.	Appoint yourself as proxyholder by writing your name in the space provided on the form of proxy or voting information form.
2.	Sign and send it to your Intermediary, following the voting deadline and submission instructions on the voting information form.
3.	Obtain a unique meeting access number by emailing TSX Trust Company at tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found at https://tsxtrust.com/resource/en/75.
4.	Type in https://virtual-meetings.tsxtrust.com/1397 on your browser at least 15-20 minutes before the GCM Meeting starts.
5.	Click on “I have a control number/ meeting access number”.
6.	Enter the unique meeting access number provided by tsxtrustproxyvoting@tmx.com
7.	Enter the password: gcm2022 (case sensitive).
8.

When the polls are opened, click the “Voting” icon on the left side of your screen. To vote, simply select your voting direction from the options shown on screen and click Submit. A confirmation message will appear to show your vote has been received.

Non-Registered GCM Shareholders who have not appointed themselves to vote at the GCM Meeting may login as a guest by following the steps below:

1.	Type in https://virtual-meetings.tsxtrust.com/1397 on your browser at least 15-20 minutes before the GCM Meeting starts.
2.	Click on “I am a Guest” and complete the online registration form. Please note that no password is required to login as a Guest.
3.	Guests will be able to view and listen to the GCM Meeting but will not be able to vote or ask questions.

Please see the information under the heading “Advice to Beneficial Holders of GCM Shares” for an explanation of why certain shareholders may not receive a form of proxy.

If you are a Non-Registered GCM Shareholder and want to vote online at the GCM Meeting, you must appoint yourself as proxyholder and register with TSX Trust in advance of the GCM Meeting by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found at https://tsxtrust.com/resource/en/75.

The following guidelines will be followed with respect to GCM Shareholder participation at the GCM Meeting:

●	Voting at the GCM Meeting will be conducted by virtual ballot.
●

Registered GCM Shareholders and duly appointed proxyholders attending electronically may ask questions by typing and submitting their question in writing. To do so, select the “Ask a question” icon on the left side of your screen and type your question in the chat feature. To submit your question, click “Ask Now”.

●

Questions that relate to a specific motion must indicate which motion they relate to at the start of the question (e.g., “Directors”) and must be submitted prior to voting on the motion so they can be addressed at the appropriate time during the GCM Meeting.

●

If questions do not indicate which motion they relate to or are received after voting on the motion, they will be addressed during the general question and answer session, after the formal business of the GCM Meeting.

●

Written questions or comments submitted through the text box of the webcast platform will be read or summarized by a representative of GCM, after which the Chair of the GCM Meeting will respond or direct the question to the appropriate person to respond.

●	If several questions relate to the same or very similar topic, we will group the questions and state that we have received similar questions.

Please see the information under the headings “Appointment and Revocation of Proxies”, “Voting of GCM Shares Represented by Management Proxies” and “Advice to Beneficial Holders of GCM Shares” below for important details regarding voting at the GCM Meeting.

Appointment and Revocation of Proxies

Registered GCM Shareholders who cannot virtually attend the GCM Meeting may vote by proxy either by mail, fax or over the internet. The enclosed form of proxy with respect to the GCM Meeting (the “GCM Proxy”) must be received by TSX Trust, GCM’s transfer agent, no later than 8:00 a.m. (Vancouver time; 11:00 a.m. Toronto time) on the second business day (September 15, 2022) preceding the date of the GCM Meeting or any adjournment or postponement thereof. Registered GCM Shareholders must return the properly completed GCM Proxy to TSX Trust as follows:

(a)	by regular mail to TSX Trust, 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4H1, Attention: Proxy Department;

(b)	by courier to TSX Trust, 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4H1, Attention: Proxy Department;

(c)	by fax to TSX Trust at (416) 595-9593; or

(d)	by internet at www.voteproxyonline.com and following the online voting instructions given to you.

To be valid, the GCM Proxy must be executed by a Registered GCM Shareholder or a Registered GCM Shareholder’s attorney duly authorized in writing or, if the Registered GCM Shareholder is a body corporate, by a duly authorized officer or attorney. If the form of GCM Proxy is executed by an attorney for an individual Registered GCM Shareholder or by an officer or attorney of a Registered GCM Shareholder that is a company or association, documentation evidencing the power to execute the GCM Proxy may be required with signing capacity stated. If not dated, the GCM Proxy will be deemed to have been dated the date that it is mailed to the Registered GCM Shareholder.

As noted in the GCM Notice of Meeting accompanying this Circular, GCM Shareholders may also elect to vote electronically by proxy in respect of any matter to be acted upon at the GCM Meeting. Votes cast electronically are in all respects equivalent to, and will be treated in the exact same manner as, votes cast via a paper form of proxy. To vote the proxy electronically, interested GCM Shareholders are asked to go to the website shown on the form of proxy and follow the instructions provided. Please note that each GCM Shareholder exercising the electronic voting option will need to refer to the control number indicated on their proxy form to identify themselves in the electronic voting system. Registered GCM Shareholders who vote electronically are also asked to not return the paper form of proxy by mail.

The persons named in the enclosed form of proxy with respect to the GCM Proxy, being Michael Davies and Amanda Fullerton, are officers of GCM. A Registered GCM Shareholder may appoint a person or company (who need not be a GCM Shareholder) other than the persons specified in the GCM Proxy to represent the GCM Shareholder at the GCM Meeting or any adjournment or postponement thereof online or by striking out the printed name of such person and inserting such other person or company’s name in the blank space provided in that GCM Proxy or by completing another proper form of proxy. A proxy will not be valid unless the completed form of proxy is received by TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4H1, Attention: Proxy Department or by facsimile to (416) 595-9593 on or before 8:00 a.m. (Vancouver time; 11:00 a.m. Toronto time) on the second business day (September 15, 2022) preceding the date of the GCM Meeting or any adjournment or postponement thereof. The time limit for deposit of proxies may be waived or extended by the Chair of the GCM Meeting at their discretion, without notice.

You or your appointee must then register with TSX Trust in advance of the GCM Meeting by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found at https://tsxtrust.com/resource/en/75.

If a Registered GCM Shareholder appoints a proxyholder, other than the management designees, that proxyholder must virtually attend and vote at the GCM Meeting for your vote to be counted.

A Registered GCM Shareholder executing the GCM Proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. The persons named in the enclosed form of proxy will vote the GCM Shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions thereon. In the absence of such instructions, such GCM Shares will be voted in favour of each of the matters referred to herein by the persons named in the enclosed form of proxy.

Revocation of Proxies

A GCM Shareholder who has validly given a proxy may revoke it for any matter upon which a vote has not already been cast by the proxyholder appointed in the proxy. If a GCM Shareholder who has submitted a proxy attends the GCM Meeting, any votes cast by such GCM Shareholder on a virtual ballot will be counted and the submitted proxy will be disregarded. In addition to revocation in any other manner permitted by law, a proxy may be revoked with an instrument in writing executed by the GCM Shareholder or by their attorney authorized in writing or, where the GCM Shareholder is a corporation, by a duly authorized officer or attorney of the corporation. Such notice may be delivered to the head office of GCM, 401 Bay Street, Suite 2400, Toronto, Ontario M5H 2Y4, at any time prior to 2:00 p.m. (Vancouver time; 5:00 p.m. Toronto time) on Friday, September 16, 2022, the last business day preceding the day of the GCM Meeting, or if adjourned, any reconvening thereof. If a GCM Shareholder has submitted a proxy on the internet or by telephone and wishes to revoke such proxy, such GCM Shareholder may submit another form of proxy through such means before 8:00 a.m. (Vancouver time; 11:00 a.m. Toronto time) on Thursday, September 15, 2022 or at least 48 hours, excluding Saturdays, Sundays and statutory holidays, before any adjournment or postponement of the GCM Meeting. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Only Registered GCM Shareholders have the right to revoke a GCM Proxy. Non-Registered GCM Shareholders that wish to change their voting instructions must, in sufficient time in advance of the GCM Meeting, contact their Intermediary to arrange to change their voting instructions.

If you have any questions or require further information with regard to voting your GCM Shares, please contact TSX Trust Company toll-free in North America at 1-866-600-5869 or by email at tsxtis@tmx.com.

Voting of GCM Shares Represented by Management Proxies

On any matter to be acted upon or any ballot that may be called for at the GCM Meeting, the GCM Shares represented by each properly executed GCM Proxy in favour of the persons designated in the enclosed GCM Proxy received by GCM will be voted for or against in accordance with the specifications given by the Registered GCM Shareholder. In the absence of such specifications in an enclosed GCM Proxy where the Registered GCM Shareholder has appointed the persons whose names have been pre-printed in the enclosed GCM Proxy as the GCM Shareholder’s nominee at the GCM Meeting, the GCM Shares represented by such GCM Proxies will be voted FOR each of the matters specified in this Circular, including the GCM Resolution.

The enclosed GCM Proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the GCM Notice of Meeting and with respect to other matters, if any, which may properly come before the GCM Meeting. At the date of this Circular, the management of GCM knows of no such amendments, variations, or other matters to come before the GCM Meeting. However, where a Registered GCM Shareholder has appointed the persons whose names have been pre-printed in the enclosed GCM Proxy as the Registered GCM Shareholder’s nominee at the GCM Meeting, if any amendments or variations to matters identified in the GCM Notice of Meeting or other matters which are not now known to management of GCM should properly come before the GCM Meeting, the enclosed GCM Proxy may be voted on such matters in accordance with the best judgment of the person voting the GCM Proxy.

Advice to Beneficial Holders of GCM Shares

The information set forth in this section is of significant importance to many GCM Shareholders as a substantial number of GCM Shareholders do not hold GCM Shares in their own name and thus are considered Non-Registered GCM Shareholders (as defined below).

Registered GCM Shareholders or the persons they validly appoint as their proxies are permitted to vote at the GCM Meeting. However, in many cases, GCM Shares beneficially owned by a person (a “Non-Registered GCM Shareholder”) are registered either: (i) in the name of an intermediary (an “Intermediary”) (including banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans) that the Non-Registered GCM Shareholder deals with in respect of the GCM Shares, or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant, and therefore are not a Registered GCM Shareholder. Only Registered GCM Shareholders or duly appointed proxyholders are permitted to vote at the GCM Meeting. Without specific instructions, Intermediaries are prohibited from voting securities for their clients.

GCM will have caused its agent to deliver copies of the GCM Meeting Materials to the clearing agencies and Intermediaries for onward distribution to Non-Registered GCM Shareholders.

Applicable regulatory policy requires Intermediaries to seek voting instructions from non-registered shareholders in advance of shareholder meetings. Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered GCM Shareholders in order to ensure that their GCM Shares are voted at the GCM Meeting or any adjournment or postponement thereof. Often, the voting instruction form supplied to a Non-Registered GCM Shareholder by its Intermediary is identical to the form of proxy provided to Registered GCM Shareholders; however, its purpose is limited to instructing the Registered GCM Shareholder on how to vote on behalf of the Non-Registered GCM Shareholder. The majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. If you are a Non-Registered GCM Shareholder (holding your GCM Shares through a bank, broker, trust company, or custodian) you are requested to complete and return the voting instruction form to Broadridge by mail or facsimile or as otherwise set out in the voting instruction form. Alternatively, Non-Registered GCM Shareholders can call the toll-free telephone number printed on their voting instruction form or go to www.proxyvote.com and enter their 16 digit control number to deliver their voting instructions. Broadridge tabulates the results of all instructions received and provides appropriate instructions respecting the voting of GCM Shares to be represented at the GCM Meeting or any adjournment or postponement thereof. GCM may utilize the Broadridge QuickVote™ service to assist Non-

Registered GCM Shareholders that are “non-objecting beneficial owners” with voting their GCM Shares over the telephone.

If a Non-Registered GCM Shareholder wishes to attend the GCM Meeting and vote virtually (or have another person attend virtually and vote on behalf of the Non-Registered GCM Shareholder), the Non-Registered GCM Shareholder should insert the Non-Registered GCM Shareholder’s name (or the name of the person the Non-Registered GCM Shareholder wants to attend and vote on the Non-Registered GCM Shareholder’s behalf) in the space provided for that purpose on the request for voting instructions form and return it to the Non-Registered GCM Shareholder’s Intermediary or send the Intermediary another written request that the Non-Registered GCM Shareholder or its nominee be appointed as proxyholder. The Intermediary is required under NI 54-101 to arrange, without expense to the Non-Registered GCM Shareholder, to appoint the Non-Registered GCM Shareholder or its nominee as proxyholder in respect of the Non-Registered GCM Shareholder’s GCM Shares. Under NI 54-101, unless corporate Law does not allow it, if the Intermediary makes an appointment in this manner, the Non-Registered GCM Shareholder or its nominee, as applicable, must be given authority to attend, vote and otherwise act for and on behalf of the Intermediary (who is the registered shareholder) in respect of all matters that come before the meeting and any adjournment or postponement of the meeting. An Intermediary who receives such instructions at least one business day before the deadline for submission of proxies is required to deposit the proxy within that deadline, in order to appoint the Non-Registered GCM Shareholder or its nominee as proxyholder. If a Non-Registered GCM Shareholder requests that the Intermediary appoint the Non-Registered GCM Shareholder or its nominee as proxyholder, the Non-Registered GCM Shareholder or its appointed nominee, as applicable, will need to attend the meeting virtually in order for the Non-Registered GCM Shareholder’s vote to be counted.

You or your appointee must then register with TSX Trust in advance of the GCM Meeting by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found at https://tsxtrust.com/resource/en/75.

If you have any questions or require assistance in completing your proxy or voting information form, please contact the proxy solicitation agent, Morrow Sodali (Canada) Ltd., by telephone at 1-888-999-1787 (toll-free in North America) or 1-289-695-3075 (collect call outside North America), or by email at assistance@morrowsodali.com.

Voting Securities of GCM and Principal Holders Thereof

The GCM Board has fixed the close of business on August 15, 2022 as the record date (the “GCM Record Date”), being the date for the determination of the registered holders of GCM Shares entitled to receive notice of, and vote at, the GCM Meeting. All such holders of record of GCM Shares on the GCM Record Date are entitled either to attend and vote thereat virtually the GCM Shares held by them or, provided a completed and executed GCM Proxy shall have been delivered to TSX Trust within the time specified in the attached GCM Notice of Meeting, to attend and to vote by GCM Proxy the GCM Shares held by them.

The authorized share structure of GCM consists of an unlimited number of GCM Shares and a maximum of 12,000,000 preferred shares without par value. As at the GCM Record Date, there were 97,636,971 GCM Shares and no preferred shares issued and outstanding. As of the date of this Circular, there are 97,636,971 GCM Shares and no preferred shares issued and outstanding. Each GCM Share entitles the holder thereof to one vote on all matters to be acted upon at the GCM Meeting.

Business may be transacted at the GCM Meeting if at least two GCM Shareholders holding or representing by proxy at least twenty-five percent (25%) of the issued and outstanding GCM Shares entitled to vote at the GCM Meeting are present at the GCM Meeting.

To the knowledge of the directors and executive officers of GCM, as at the date hereof, the following are the only persons or companies that beneficially own or exercise control or direction over, directly or indirectly, 10% or more of the voting rights attached to all of the issued and outstanding GCM Shares:

Name of GCM Shareholder	Number and Percentage of GCM Shares

MMCAP International Inc. SPC(1)(2)	10,726,216 (11%)

Notes:

(1)

This information is not within the knowledge of the management of GCM and has been extracted from the Form 62-103F3 filed in respect of the GCM securityholdings of MMCAP International Inc. SPC dated September 9, 2021 and available on GCM’s SEDAR profile at www.sedar.com.

(2)	As per the same form, MMCAP International Inc. SPC also holds $16,200,000 of the GCM Unsecured Notes and 1,785,714 GCM Unlisted Warrants Series B.

GENERAL PROXY MATTERS OF ARIS

Solicitation of Proxies

This Circular is provided in connection with the solicitation of proxies by the management of Aris for use at the Aris Meeting to be held virtually using the LUMI virtual meeting platform at the following link https://web.lumiagm.com/294-900-287 on September 19, 2022 at 10:00 a.m. (Vancouver time; 1:00 p.m. Toronto time) for the purposes set forth in the accompanying Aris Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of Aris (who will not be specifically remunerated therefor). Aris has retained Laurel Hill to assist it in its solicitation of proxies from Aris Shareholders and provide additional services including but not limited to strategic shareholder communications and recommending corporate governance best practices. Aris has agreed to pay Laurel Hill an aggregate fee of C$75,000, plus reasonable out-of-pocket expenses, for these services. All costs of the solicitation for the Aris Meeting will be borne by Aris.

To enable greater shareholder attendance and participation, Aris is requiring all Aris Shareholders and others who wish to attend the Aris Meeting in person to do so online at https://web.lumiagm.com/294-900-287 and/or vote on the matters before the Aris Meeting by completing a proxy, voting instruction form or other materials provided by their Intermediary, as applicable.

Aris Shareholders consist of registered (or direct) shareholders and non-registered (or indirect or beneficial) shareholders. You are a Registered Aris Shareholder if your name appears on a physical share certificate or DRS Statement issued by Aris’ transfer agent, Odyssey. You are a Non-Registered Aris Shareholder if you hold Aris Shares through an Intermediary, such as a bank, trust company, securities dealer, broker or other nominee or a clearing agency. Most of Aris Shareholders are Non-Registered Aris Shareholders.

If you owned Aris Shares (either directly or through an Intermediary) as of the Aris Record Date, you are entitled to have your vote counted at the Aris Meeting. The instructions provided below set forth the different procedures to be followed to ensure you are represented at the Aris Meeting whether you are a registered or non-registered (beneficial) holder of Aris Shares. If your Aris Shares are held in more than one form, you should sign and submit all forms of proxy and voting instruction forms received in accordance with the instructions provided.

The information set forth below generally applies to Registered Aris Shareholders. If you are a beneficial holder of Aris Shares (i.e., your Aris Shares are held through a broker, financial institution or other nominee), see “General Proxy Matters of Aris – Advice to Beneficial Holders of Aris Shares”.

Voting Procedures

Registered Aris Shareholders and duly appointed proxyholders may attend the Aris Meeting online and vote their Aris Shares. Registered Aris Shareholders and duly appointed proxyholders can participate in the Aris Meeting online by going to https://web.lumiagm.com/294-900-287 and clicking “I have a login” and entering a username and password before the start of the Aris Meeting.

(a)	Registered Aris Shareholders: the 12-digit control number located on the form of proxy or in the email notification you received is the username and the password is “arisspecial22”.

(b)

Duly appointed proxyholders: Odyssey, transfer agent of Aris, will provide the proxyholder with a username after the voting deadline has passed, provided the proxyholder has been registered with Odyssey before the deadline, which is an additional step required once an Aris Shareholder has submitted their proxy in order for the proxyholder to participate in the online Aris Meeting. See the heading “Registering a Third-Party Proxyholder” and “Advice to Beneficial Holders of Aris Shares” below for details on registering a proxyholder. The password to the Aris Meeting is “arisspecial22”.

Voting at the Aris Meeting will only be available for Registered Aris Shareholders and duly appointed proxyholders who have properly registered. To have your Aris Shares voted at the Aris Meeting, each Registered Aris Shareholder and duly appointed proxyholder will be required to enter their control number or username provided by Odyssey prior to the start of the Aris Meeting.

It is important that you are connected to the internet at all times during the Aris Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Aris Meeting. To participate online, Registered Aris Shareholders must have a valid 12-digit control number and duly appointed proxyholders must have received an email from Odyssey containing a username after registering.

Aris Shareholders who wish to appoint a third-party proxyholder, who is not the management designated proxyholder, to represent them at the Aris Meeting, including Non-Registered Aris Shareholders who wish to appoint themselves or another third party as proxyholder to attend, participate or vote at the Aris Meeting, MUST submit their duly completed proxy or voting instruction form AND register the proxyholder. See “Registering a Third-Party Proxyholder” and “Advice to Beneficial Holders of Aris Shares” below for further details.

Non-Registered Aris Shareholders who have not duly appointed themselves as proxyholder will be able to attend the Aris Meeting as guests and view the webcast, but will not be able to participate or vote at the Aris Meeting.

Appointment and Revocation of Proxies

Registered Aris Shareholders who cannot attend the Aris Meeting virtually may vote by proxy either by mail, personal delivery, fax or over the internet. Proxies must be completed in accordance with the instructions provided on the form of proxy enclosed with respect to the Aris Meeting (the “Aris Proxy”) and must be received by Aris’ transfer agent, Odyssey, by 10:00 a.m. (Vancouver time; 1:00 p.m. Toronto time) on September 15, 2022, or not less than 48 hours before the commencement of any adjournment or postponement of the Aris Meeting. Registered Aris Shareholders must return the properly completed Aris Proxy to Odyssey as follows:

(a)	By mail or personal delivery to Odyssey Trust Company, United Kingdom Building, 350 – 409 Granville Street, Vancouver, B.C. V6C 1T2; or

(b)	By fax to Odyssey, to the attention of the Proxy Department at 1-800-517-4553 (toll free within Canada and the U.S.) or 416-263-9524 (international); or

(c)	By internet by going to https://login.odysseytrust.com/pxlogin and following the online voting instructions given to you.

The Chair of the Aris Meeting will have the discretion to accept or reject Aris Proxies deposited in any other manner.

To be valid, the Aris Proxy must be executed by a Registered Aris Shareholder or a Registered Aris Shareholder’s attorney duly authorized in writing or, if the Registered Aris Shareholder is a body corporate, by a duly authorized officer or attorney. If the form of Aris Proxy is executed by an attorney for an individual Registered Aris Shareholder or by an officer or attorney of a Registered Aris Shareholder that is a company or association, documentation evidencing the power to execute the Aris Proxy may be required with signing capacity stated. If not dated, the Aris Proxy will be deemed to have been dated the date that it is mailed to Aris Shareholders.

Management of Aris has designated Neil Woodyer, Chief Executive Officer and Director of Aris, and Ashley Baker, General Counsel and Corporate Secretary of Aris, as proxyholders to attend the Aris Meeting virtually and act for those Aris Shareholders at the Aris Meeting who have not specified a particular proxyholder. You have the right to appoint a person other than Mr. Woodyer or Ms. Baker, who need not be an Aris Shareholder, to be your proxyholder if you choose. If you are returning your Aris Proxy to Odyssey, such right may be exercised by inserting such person’s name in the blank space provided in the form of proxy in respect of the Aris Proxy and striking out the names of Mr. Woodyer and Ms. Baker in the form of proxy in respect of the Aris Proxy, or by completing another form of proxy. If you appoint a proxyholder other than Mr. Woodyer or Ms. Baker, that proxyholder must attend the Aris Meeting virtually using the LUMI platform and vote at the Aris Meeting for your vote to be counted. Registering the proxyholder (other than Mr. Woodyer or Ms. Baker) is an additional step required once a Registered Aris Shareholder has submitted their Aris Proxy in order to participate in the online Aris Meeting. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a username to participate in the online Aris Meeting. Please see below for information on registering a proxyholder.

A Registered Aris Shareholder executing the Aris Proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. The persons named in the enclosed form of proxy will vote the Aris Shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions thereon. In the absence of such instructions, such Aris Shares will be voted in favour of each of the matters referred to herein by the persons named in the enclosed form of proxy.

Registering a Third-Party Proxyholder

Registered Aris Shareholders who wish to appoint a third-party proxyholder to represent them at the online Aris Meeting must submit their Aris Proxy prior to registering their proxyholder. The first step is to submit your Aris Proxy appointing such third-party proxyholder as set out above. Registering the proxyholder is an additional step once a Registered Aris Shareholder has submitted their Aris Proxy. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a username to participate in the online Aris Meeting. To register a proxyholder, Aris Shareholders MUST send an email to appointee@odysseytrust.com by 10:00 a.m. (Vancouver time; 1:00 p.m. Toronto time) on September 15, 2022 and provide Odyssey with the required proxyholder contact information (including an email), the number of Aris Shares appointed, and the name in which the Aris Shares are registered, so that Odyssey may provide the proxyholder with a username via email.

Registering your proxyholder is an additional step to be completed AFTER you have submitted your Aris Proxy. Without a username, proxyholders will not be able to participate online at the Aris Meeting.

Revoking a Proxy

An Aris Proxy given pursuant to this solicitation may be revoked at any time prior to its use.

If you are a Registered Aris Shareholder and have given an Aris Proxy, you may revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by the Aris Proxy. Aris Proxies may be revoked by depositing a written instrument giving notice of revocation at the office of Odyssey, set out above or at the registered office of Aris, c/o Fasken Martineau DuMoulin LLP, 550 Burrard Street, Suite 2900, Vancouver, British Columbia, V6C 0A3 (Attention: Georald Ingborg), on or before the last business day preceding the day of the Aris Meeting at which such Aris Proxy is to be used. The written notice of revocation must be executed by you or by an officer (if the Registered Aris Shareholder is a corporation or association) or attorney upon presentation of your written authorization.

Aris Proxies may also be revoked by: (a) executing another form of proxy bearing a later date and depositing the same at the offices of Odyssey, prior to the deadline for depositing Aris Proxies set out above; or (b) by attending the Aris Meeting virtually and voting your Aris Shares. An Aris Proxy may also be revoked by any other method permitted by applicable Law.

If a Registered Aris Shareholder who has submitted an Aris Proxy attends the Aris Meeting via the webcast and has accepted the terms and conditions when entering the Aris Meeting, any votes cast by such Registered

Aris Shareholder on a ballot at the Aris Meeting will be counted and the submitted Aris Proxy will be disregarded.

Only Registered Aris Shareholders have the right to revoke an Aris Proxy. Non-Registered Aris Shareholders that wish to change their voting instructions must, in sufficient time in advance of the Aris Meeting, contact their Intermediary to arrange to change their voting instructions.

Voting of Aris Shares Represented by Management Proxies

On any matter to be acted upon or any ballot that may be called for at the Aris Meeting, the Aris Shares represented by each properly executed Aris Proxy in favour of the persons designated in the enclosed Aris Proxy received by Aris will be voted for or against in accordance with the specifications given by the Registered Aris Shareholder. In the absence of such specifications in an enclosed Aris Proxy where the Registered Aris Shareholder has appointed the persons whose names have been pre-printed in the enclosed Aris Proxy as the Aris Shareholder’s nominee at the Aris Meeting, the Aris Shares represented by such Aris Proxies will be voted FOR each of the matters specified in this Circular, including the Aris Arrangement Resolution.

The enclosed Aris Proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Aris Notice of Meeting and with respect to other matters, if any, which may properly come before the Aris Meeting. At the date of this Circular, the management of Aris knows of no such amendments, variations or other matters to come before the Aris Meeting. However, where a Registered Aris Shareholder has appointed the persons whose names have been pre-printed in the enclosed Aris Proxy as the Registered Aris Shareholder’s nominee at the Aris Meeting, if any amendments or variations to matters identified in the Aris Notice of Meeting or other matters which are not now known to management of Aris should properly come before the Aris Meeting, the enclosed Aris Proxy may be voted on such matters in accordance with the best judgment of the person voting the Aris Proxy.

Advice to Beneficial Holders of Aris Shares

Registered Aris Shareholders or the persons they validly appoint as their proxies are permitted to vote at the Aris Meeting. However, in many cases, Aris Shares beneficially owned by a person (a “Non-Registered Aris Shareholder”) are registered either: (i) in the name of an Intermediary (including banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans) that the Non-Registered Aris Shareholder deals with in respect of the Aris Shares, or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant, and therefore are not a Registered Aris Shareholder. Only Registered Aris Shareholders or duly appointed proxyholders are permitted to vote at the Aris Meeting. Without specific instructions, Intermediaries are prohibited from voting securities for their clients.

Aris will have caused its agent to deliver copies of the Aris Meeting Materials to the clearing agencies and Intermediaries for onward distribution to Non-Registered Aris Shareholders.

Non-Registered Aris Shareholders who do not hold their Aris Shares in their own name should also instruct their broker or other Intermediary to complete the Aris Letter of Transmittal with respect to such holders’ Aris Shares and to deliver such Aris Letter of Transmittal to Odyssey, as depositary, in order to receive the Consideration Shares pursuant to the Arrangement.

Intermediaries are required to forward the Aris Meeting Materials to Non-Registered Aris Shareholders unless a Non-Registered Aris Shareholder has waived their right to receive them. Intermediaries often use service companies, such as Broadridge, to forward the Aris Meeting Materials to Non-Registered Aris Shareholders. Applicable regulatory policy requires Intermediaries to seek voting instructions from Non-Registered Aris Shareholders in advance of shareholder meetings. Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Aris Shareholders in order to ensure that their Aris Shares are voted at the Aris Meeting or any adjournment or postponement thereof. Often, the voting instruction form supplied to a Non-Registered Aris Shareholder by its Intermediary is identical to the form of proxy provided to

Registered Aris Shareholders; however, its purpose is limited to instructing the Registered Aris Shareholder on how to vote on behalf of the Non-Registered Aris Shareholder. Generally, those Non-Registered Aris Shareholders who have not waived the right to receive Aris Meeting Materials will either:

(a)

be given an Aris Proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of Aris Shares beneficially owned by the Non-Registered Aris Shareholder, but which is otherwise uncompleted. This Aris Proxy need not be signed by the Non-Registered Aris Shareholder. In this case, the Non-Registered Aris Shareholder who wishes to submit an Aris Proxy should properly complete the Aris Proxy and deposit it with Odyssey in the manner set out above in this Circular, with respect to the Aris Shares beneficially owned by such Non-Registered Aris Shareholder; or

(b)

more typically, be given a voting information form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Aris Shareholder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. Typically, the voting information form will consist of a one page pre-printed form. The purpose of this procedure is to permit the Non-Registered Aris Shareholder to direct the voting of the Aris Shares beneficially owned by such Non-Registered Aris Shareholder.

The majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. If you are a Non-Registered Aris Shareholder (holding your Aris Shares through a bank, broker, trust company, or custodian) and have received a scannable voting instruction form from Broadridge, you are requested to complete and return the voting instruction form to Broadridge by mail or facsimile or your Intermediary as instructed on the voting instruction form. Alternatively, Non-Registered Aris Shareholders can call the toll-free telephone number printed on their voting instruction form or go to www.proxyvote.com and enter their 16 digit control number to deliver their voting instructions. Broadridge tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Aris Shares to be represented at the Aris Meeting or any adjournment or postponement thereof.

If a Non-Registered Aris Shareholder wishes to attend the Aris Meeting and vote virtually (or have another person attend virtually and vote on behalf of the Non-Registered Aris Shareholder), the Non-Registered Aris Shareholder should insert the Non-Registered Aris Shareholder’s name (or the name of the person the Non-Registered Aris Shareholder wants to attend and vote on the Non-Registered Aris Shareholder’s behalf) in the space provided for that purpose on the request for voting instructions form and return it to the Non-Registered Aris Shareholder’s Intermediary or send the Intermediary another written request that the Non-Registered Aris Shareholder or its nominee be appointed as proxyholder. The Intermediary is required under NI 54-101 to arrange, without expense to the Non-Registered Aris Shareholder, to appoint the Non-Registered Aris Shareholder or its nominee as proxyholder in respect of the Non-Registered Aris Shareholder’s Aris Shares. Under NI 54-101, unless corporate Law does not allow it, if the Intermediary makes an appointment in this manner, the Non-Registered Aris Shareholder or its nominee, as applicable, must be given authority to attend, vote and otherwise act for and on behalf of the Intermediary (who is the registered shareholder) in respect of all matters that come before the meeting and any adjournment or postponement of the meeting. An Intermediary who receives such instructions at least one business day before the deadline for submission of proxies is required to deposit the proxy within that deadline, in order to appoint the Non-Registered Aris Shareholder or its nominee as proxyholder. If a Non-Registered Aris Shareholder requests that the Intermediary appoint the Non-Registered Aris Shareholder or its nominee as proxyholder, the Non-Registered Aris Shareholder or its appointed nominee, as applicable, will need to attend the meeting virtually in order for the Non-Registered Aris Shareholder’s vote to be counted.

Once the voting instruction form has been submitted, you, the Non-Registered Aris Shareholder, or your nominee, must be registered with Odyssey as a proxyholder. Registering the proxyholder is an additional step that can only be completed once the Non-Registered Aris Shareholder has submitted their voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a username to participate in the Aris Meeting.

To register a proxyholder, Non-Registered Aris Shareholders MUST send an email to appointee@odysseytrust.com by 10:00 a.m. (Vancouver time; 1:00 p.m. Toronto time) on September 15, 2022 and provide Odyssey with the required proxyholder contact information (including an email), the number of Aris Shares appointed, and the name in which the Aris Shares are registered or the name of the Intermediary where the Aris Shares are held, so that Odyssey may provide the proxyholder with a username via email.

Registering your proxyholder is an additional step to be completed AFTER you have submitted your voting instruction form. Without a username, proxyholders will not be able to participate online at the Aris Meeting.

Only Registered Aris Shareholders have the right to revoke an Aris Proxy. Non-Registered Aris Shareholders that wish to change their voting instructions must, in sufficient time in advance of the Aris Meeting, contact their Intermediary to arrange to change their voting instructions. Aris may utilize Broadridge QuickVote™ service to assist Non-Registered Aris Shareholders that are “non-objecting beneficial owners” with voting their Aris Shares over the telephone.

If you have questions, you may contact Aris’ proxy solicitation agent, Laurel Hill, by: (i) telephone, toll- free in North America at 1-877-452-7184 or at 1-416-304-0211 outside of North America; or (ii) email to assistance@laurelhill.com.

Notice-and-Access

Aris is not sending the Aris Meeting Materials to Registered Aris Shareholders or Non-Registered Aris Shareholders using notice-and-access delivery procedures.

Voting Securities of Aris and Principal Holders Thereof

The Aris Board has fixed the close of business on August 15, 2022 as the record date (the “Aris Record Date”), being the date for the determination of the registered holders of Aris Shares entitled to receive notice of, and vote at, the Aris Meeting. All such holders of record of Aris Shares on the Aris Record Date are entitled either to attend the Aris Meeting virtually and vote the Aris Shares held by them or, provided a completed and executed Aris Proxy shall have been delivered to Odyssey, within the time specified in the attached Aris Notice of Meeting, to attend by Aris Proxy and to vote the Aris Shares held by them.

At the Aris Meeting, Aris Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, the Aris Arrangement Resolution authorizing the Arrangement, the full text of which is set out in Appendix B. In order to become effective, the Aris Arrangement Resolution must be approved by an affirmative vote of: (i) at least two-thirds of the votes cast on the Aris Arrangement Resolution by the Aris Shareholders present virtually or by proxy at the Aris Meeting; and (ii) a majority of the votes cast on the Aris Arrangement Resolution by the Aris Shareholders present virtually or represented by proxy at the Aris Meeting, excluding votes attached to the Aris Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101 and any of its related parties or joint actors, all in accordance with MI 61-101.

The authorized share capital of Aris consists of an unlimited number of Aris Shares without par value and an unlimited number of Aris Preferred Shares without par value. As at the Aris Record Date, there were 137,832,940 Aris Shares and no Aris Preferred Shares issued and outstanding. As of the date of this Circular, there are 137,832,940 Aris Shares and no Aris Preferred Shares issued and outstanding. Each Aris Share entitles the holder thereof to one vote on all matters to be acted upon at the Aris Meeting.

Business may be transacted at the Aris Meeting if at least two or more Aris Shareholders entitled to vote at the meeting are present in person (including virtually) or by proxy at the Aris Meeting.

To the knowledge of the directors and executive officers of Aris, as at the date hereof, the following are the only persons or companies that beneficially own or exercise control or direction over, directly or indirectly, 10% or more of the voting rights attached to all of the issued and outstanding Aris Shares:

Name of Aris Shareholder	Number and Percentage of Aris Shares

GCM Mining Corp.	60,991,545 (44%)(1)

Note:

(1)

Caldas Holding, a wholly-owned subsidiary of GCM, beneficially and of record also owns 7,500,000 Aris Unlisted Warrants and 18,444,445 Aris Listed Warrants. GCM beneficially and of record also owns the Aris Convertible Debenture and $9,463,555 principal amount of the Aris Gold-Linked Notes.

THE ARRANGEMENT

As at the date hereof, there are 97,636,971 GCM Shares and 137,832,940 Aris Shares issued and outstanding, of which 60,991,545 Aris Shares are held by GCM. Based on the respective share values at the date of announcement of the Arrangement, GCM Shareholders are expected to own approximately 74% and Aris Shareholders (other than GCM and its affiliates) are expected to own approximately 26% of the post-Arrangement Resulting Issuer Shares on a diluted in-the-money basis (assuming no Dissent Rights are exercised and all Aris Shares held by GCM are cancelled). The Arrangement will be implemented by way of a court-approved plan of arrangement under the BCBCA pursuant to the terms of the Arrangement Agreement, the Interim Order and the Final Order.

Background to the Arrangement

The execution of the Arrangement Agreement was the result of arm’s length negotiations among representatives and legal and financial advisors of GCM and Aris. The following is a summary of the material events, including the meetings, negotiations, discussions and actions between the Parties and their representatives, that preceded the execution and public announcement of the Arrangement Agreement.

Both GCM’s and Aris’ management teams regularly consider and investigate opportunities to enhance value for their respective shareholders, including monitoring the activities and assets of various industry participants to identify possible strategic transactions. In particular, over the years, both GCM and Aris have participated in a number of informal discussions, and conducted due diligence, with a number of third parties to explore various strategic initiatives to enhance shareholder value, none of which GCM or Aris considered to be in the best interest of the GCM shareholders or, in the case of Aris, in the best interest of the Aris shareholders, except as otherwise disclosed herein.

With GCM being the largest shareholder of Aris and as industry peers within Colombia, each of GCM and Aris has considerable knowledge of each other’s operations and assets.

On February 4, 2021, Aris completed a transaction in which it raised C$85 million pursuant to a private placement (in which GCM was a participant), constituted a new board and management team, and changed the name of the company from “Caldas Gold Corp.” to “Aris Gold Corporation”. Prior to, during and after the completion of that transaction, there were frequent interactions between the management of Aris and management of GCM regarding operational-level issues and future business and corporate opportunities.

In March 2021, GCM commenced discussions with Gold X that ultimately led to the announcement on March 15, 2021 of an arrangement with Gold X. On May 15, 2021, Aris submitted a non-binding offer to each of GCM and Gold X whereby Aris offered to acquire GCM and Gold X in a three-way transaction. The offer was ultimately not accepted and GCM’s acquisition of Gold X was completed on June 4, 2021.

In January 2022, GCM commenced discussions with a multinational mining company about a possible joint venture arrangement. Further, in February 2022, GCM entered into a non-disclosure agreement with such mining company and provided it access to certain information regarding the Segovia Operations and the Toroparu Project for the purpose of encouraging discussions on a more comprehensive transaction. GCM engaged the services of Stifel GMP to act as its exclusive advisor in its discussions with such mining company. Between March and May 2022, GCM and the mining company proceeded with their due diligence process and frequently corresponded.

In early March 2022, as Aris advanced negotiations with Mubadala to acquire a 20% interest in, and become operator of, the Soto Norte Project, a large-scale gold project in Colombia, together with an option to acquire a further 30% interest, Aris approached GCM about providing Aris with $35 million in financing through a convertible debenture, which would assist Aris in maintaining a strong balance sheet while it financed its initial payment to Mubadala. Negotiations on the Aris Convertible Debenture commenced on March 11, 2022 and GCM commenced legal and technical due diligence on the proposed transaction and the Soto Norte Project. The terms of the Aris Convertible Debenture subscription were agreed to on March 21, 2022 with the financing conditional on the closing of Aris’ transaction with Mubadala. The Aris Convertible Debenture financing closed on April 12, 2022, concurrent with Aris acquiring a 20% joint venture interest in the Soto Norte Project and commencing operatorship, by which time GCM had gained a deep understanding of the Soto Norte Project.

At a meeting in Bogota, Colombia on May 27, 2022 between Serafino Iacono, GCM’s Executive Chair, and Neil Woodyer, Aris’ CEO, a conversation regarding synergies and opportunities progressed into a discussion about a possible business combination between the Parties. Mr. Woodyer advised Ian Telfer, Chair of Aris, of the discussion and Mr. Telfer advised he would follow up with Mr. Iacono. On June 9, 2022, Mr. Telfer and Mr. Iacono continued the discussion.

In early June, as a result of the initial discussions between the Parties, GCM commenced discussions with Stifel GMP and National Bank about possible engagements should a possible transaction begin to materialize.

In mid-June, 2022, Mr. Telfer determined that the Aris Board should be notified of the initial discussion with GCM and preliminary information regarding a possible business combination was prepared and circulated to the Aris Board.

On June 13, 2022, Aris provided a draft term sheet to GCM outlining the terms of a possible transaction. Drafts of a confidentiality agreement and exclusivity agreement soon followed, and GCM engaged its legal advisors to review such documentation.

On June 15, 2022, at a regularly scheduled board meeting of GCM, management of GCM informed the GCM Board regarding the material terms of the proposed transaction as it was being developed by Aris’ and GCM’s respective management teams, and in that meeting the GCM Board provided instructions to management to continue negotiations with Aris on the term sheet, confidentiality agreement and exclusivity agreement and to engage financial and legal advisors should the preliminary, non-binding parameters of the transaction be determined. On June 16, 2022, GCM imposed a limited blackout on the trading of its securities on all directors, officers and personnel who were aware of the possible transaction. At the same time, GCM suspended a normal course issuer bid that it had in progress.

On June 21, 2022, the Aris Board determined that sufficient progress had been made for the Aris Special Committee of disinterested directors, in accordance with MI 61-101, to be formed, which was to comprise Ian Telfer, Peter Marrone and Daniela Cambone, whose mandate would be to, among other things, review and evaluate the terms of the proposed business combination between GCM and Aris, including the impact on minority shareholders, consider other strategic alternatives that may be available to Aris, obtain independent financial advice and supervise the preparation of a formal valuation of the Aris Shares and GCM Shares, make a recommendation to the Aris Board in respect of the proposed business combination, and negotiate the terms and conditions of the Arrangement Agreement and related matters.

In furtherance of their mandate, on June 22, 2022, the Aris Special Committee contacted BMO Capital Markets regarding a possible engagement in connection with the transaction.

Between June 13, 2022 and June 28, 2022, the management groups of each company engaged in numerous discussions regarding the final terms of the non-binding term sheet and further drafts of the confidentiality and exclusivity agreements were exchanged. On June 28, 2022, final terms on each of the term sheet, the exclusivity agreement (whereby Aris and GCM, due to the time and resources each Party anticipated devoting to ongoing due diligence and negotiation, agreed to exclusively negotiate a potential business combination) and confidentiality agreement were agreed to and the documents were executed.

Immediately upon execution of the exclusivity and confidentiality agreements, both Parties opened a digital data room and commenced legal and technical due diligence on the other Party. At the same time, the legal advisors for each company began drafting and negotiating the comprehensive Arrangement Agreement and the associated Plan of Arrangement.

On June 28, 2022, the Aris Special Committee engaged BMO Capital Markets to provide a formal valuation of the Aris Shares and GCM Shares in accordance with MI 61-101 and an opinion as to the fairness, from a financial point of view, to the Aris Shareholders (other than GCM and its affiliates) of the consideration to be received by the Aris Shareholders pursuant to the transaction. Following its engagement, BMO Capital Markets proceeded to conduct its due diligence and financial analysis in support of the BMO Formal Valuation and Fairness Opinion.

On June 29, 2022, Aris engaged Canaccord Genuity to act as a financial advisor to Aris and to provide a fairness opinion to the Aris Board and engaged Snowden Optiro as independent technical consultants to assist with the review of the Segovia Operations. Aris also imposed a trading blackout on the trading of its and GCM’s securities on all directors, officers and personnel who were aware of the possible transaction.

On June 30, 2022, Aris engaged AMC Consultants as independent technical consultants to assist with the review of the Toroparu Project.

On July 4, 2022, Stifel GMP and National Bank were engaged as GCM’s co-financial advisors to provide GCM financial advisory and investment banking services, including, if requested, providing a fairness opinion.

Between July 6, 2022 and July 15, 2022, site visits were completed by representatives of Aris to the Segovia Operations and Toroparu Project.

On July 7, 2022, the GCM Board appointed the GCM Special Committee comprising four disinterested directors: Robert Metcalfe, De Lyle Bloomquist, Jaime Perez Branger and Belinda Labatte, with a mandate to assess and examine the proposed business combination with Aris. The GCM Special Committee was also vested with the authority to engage and retain professional advisors.

On July 7, 2022, the GCM Special Committee engaged Blake, Cassels & Graydon LLP as legal advisors to the GCM Special Committee.

On July 10, 2022, Aris’ legal advisors delivered to GCM’s legal advisors the first draft of the Arrangement Agreement and throughout the following two weeks representatives and legal advisors of Aris and GCM continued their due diligence investigations, negotiated the terms of the Arrangement Agreement, the Voting Agreements and other related agreements and exchanged drafts of the same.

Upon delivery of the first drafts of the definitive documentation and advice from management of GCM as to the proposed timeline for executing documentation prior to the opening of market on Monday, July 25, 2022, counsel for the GCM Special Committee organized meetings for the committee on each of Thursday, July 21, 2022, Saturday, July 23, 2022 and Sunday, July 24, 2022. In addition, Aris management and its legal counsel organized meetings of the Aris Special Committee for Friday, July 22, 2022 and Sunday, July 24, 2022.

In advance of each of the GCM Special Committee meetings and Aris Special Committee meetings, the GCM Special Committee and Aris Special Committee were each provided, as applicable, with extensive materials summarizing the results of the technical, community and social, legal, financial and tax due diligence conducted to date, together with information on the current structure and proposed draft documents for the overall transaction.

During the period between July 10, 2022 and July 22, 2022, the Aris Special Committee regularly communicated through Mr. Telfer, as Chair, and met informally to discuss the current status of negotiations between GCM and Aris management and their respective legal and financial advisors.

On July 21, 2022, the GCM Special Committee met, with GCM management, Stifel GMP, National Bank and GCM’s and the GCM Special Committee’s legal advisors attending as guests. GCM’s management and legal advisors discussed the potential transaction timelines, the status of document negotiation and due diligence review, as well as a summary of the applicable “change of control” provisions of GCM’s outstanding securities. The GCM Financial Advisors then provided an update on the transaction from a financial perspective and confirmed that they expected to deliver preliminary indications of fairness at the GCM Special Committee’s next meeting to be held on July 23, 2022. The GCM Special Committee then held an in camera session with its legal counsel and, among other things, determined that at its next meeting it wished to hear directly from a senior member of Aris’ management on the value that the Aris team was bringing to GCM and Mr. Woodyer’s vision for the future of the combined company, assuming the transaction was completed.

On the morning of July 22, 2022, the Aris Special Committee met with Aris management and Aris’ legal advisors attending as guests. Aris’ management and legal advisors discussed the potential transaction timelines, the status of document negotiation and due diligence review, and a detailed discussion was held regarding the implications and treatment of the various outstanding convertible securities of Aris as a result of the “change of control” provisions under the terms of those securities, where it was determined such securities would not be required to be arranged under the terms of the proposed transaction. Canaccord Genuity then joined the Aris Special Committee Meeting and provided a presentation regarding its financial analysis of the companies and the attributes of a combined company. Throughout each presentation, members of the Aris Special Committee asked questions of Canaccord Genuity, and at the end of their presentation, Canaccord Genuity confirmed that subject to the determination of the final exchange ratio, they would be in a position to deliver their fairness opinion at the Aris Board meeting scheduled for July 24, 2022. Canaccord Genuity then left the meeting. BMO Capital Markets then joined the meeting and the Aris Special Committee proceeded with an in camera session with BMO Capital Markets at which BMO Capital Markets discussed its preliminary valuation analysis and preliminary perspectives on the transaction.

Over the course of July 22, 2022 and July 23, 2022, management of GCM and Aris, Mr. Telfer on behalf of the Aris Special Committee, and their respective financial and legal advisors continued to negotiate the final terms of the Arrangement, complete due diligence and prepare and negotiate the relevant documentation, including the Arrangement Agreement, the Plan of Arrangement and the Voting Agreements.

On July 23, 2022, the GCM Special Committee was provided with presentation materials from the GCM Financial Advisors and held a meeting, with GCM’s management, legal and financial advisors and Mr. Neil Woodyer, the CEO of Aris and the proposed CEO for the combined company, attending as guests. The meeting commenced with a discussion led by Mr. Woodyer regarding Aris’ plans for the combined company, emphasizing the benefits of increased scale, strong cash-flow position and the development pipeline of the combined company. The GCM Special Committee asked many questions of Mr. Woodyer to better understand his vision and qualifications, after which he was excused from the meeting. GCM’s management and legal advisors then provided an update on the transaction, including with respect to due diligence matters and transaction status. They were followed by the GCM Financial Advisors, with each in turn delivering an analysis of GCM’s various valuation metrics and financial analysis of the companies and what they would look like as a combined company. Each noted that an “at-the-market” merger presented the combined company with an opportunity to “re-rate” its share price. Throughout each presentation, members of the GCM Special Committee asked questions of each financial advisor.

The Exchange Ratio was settled by direct negotiation between the Parties in the afternoon of July 23, 2022.

During the evening of July 23, 2022 and the morning of July 24, 2022, Aris management provided the Aris Special Committee and the Aris Board with updated and final presentation materials from management, legal advisors and Canaccord Genuity, including updates regarding the status and terms of the proposed transaction and current versions of the proposed definitive documentation and final due diligence reports. In addition, BMO Capital Markets provided Mr. Telfer and counsel to Aris with a presentation containing financial analysis that would support delivery of its oral valuation and opinion to be presented to the Aris Special Committee at its meeting scheduled for the morning of July 24, 2022. The BMO Capital Markets presentation materials were then provided to the Aris Special Committee and the disinterested directors on the Aris Board.

On July 24, 2022, the Aris Special Committee held a meeting with Aris management and legal advisors attending as guests who provided presentations updating the status and terms of the proposed transaction, including current versions of the proposed definitive documentation and final due diligence reports. Each of BMO Capital Markets and the two remaining disinterested directors of Aris, being Mr. David Garofalo and Mr. Attie Roux, were then invited to the Aris Special Committee meeting as guests. BMO Capital Markets provided a presentation containing financial analysis supporting its formal valuation of the Aris Shares and GCM Shares, including the metrics and methodologies used. Throughout BMO Capital Markets’ presentation, the members of the Aris Special Committee were given an opportunity to ask questions, and all questions asked were answered to the satisfaction of the Aris Special Committee. BMO Capital Markets then concluded by providing the conclusions of the BMO Formal Valuation and Fairness Opinion orally to the Aris Special Committee, including the conclusion that, as at July 24, 2022, and subject to the assumptions, limitations, qualifications and other matters set forth in BMO Capital Markets’ presentation, the consideration to be received by the Aris Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Aris Shareholders (other than GCM and its affiliates). The two disinterested directors of Aris attending as guests and BMO Capital Markets were then excused from the Aris Special Committee meeting.

After further discussion, the Aris Special Committee acknowledged receipt of the BMO Formal Valuation and Fairness Opinion and unanimously resolved, among other matters, that the Aris Special Committee recommend to the Aris Board that (i) the Aris Board determine that the consideration to be received by the Aris Shareholders, other than GCM and its affiliates, is fair, from a financial point of view, and that the Arrangement is in the best interests of Aris, (ii) the Arrangement Agreement and the Plan of Arrangement, each in substantially the forms circulated to the Aris Special Committee, be approved and that Aris enter into the Arrangement Agreement and for the Aris Board to take all reasonable action to support and facilitate the Arrangement, and (iii) the Aris Board recommend that the Aris Shareholders (other than GCM and its affiliates) approve the Arrangement and vote in favour of the resolution approving the Arrangement. The Aris Special Committee meeting then terminated.

Immediately following the Aris Special Committee meeting the Aris Board met, with all Aris Board members in attendance other than Messrs. Iacono and Martinez, who declined to attend due to the conflict of interest created as a result of their roles with GCM. Management of Aris, Aris’ legal counsel and Canaccord Genuity were in attendance as guests. Aris’ legal advisors then explained the status of the Arrangement Agreement and summarized its material terms and the extensive due diligence performed on GCM. Following discussion regarding these matters, Canaccord Genuity was then asked to present its opinion on the fairness, from a financial point of view, of the consideration to be received by Aris Shareholders.

Canaccord Genuity then presented their analysis of the fairness, from a financial point of view, of the consideration to be received pursuant to the Arrangement by Aris Shareholders (other than GCM and its affiliates). At the conclusion of their presentation, Canaccord Genuity informed the Aris Board that, subject to the assumptions, limitations, qualifications and other matters set forth in the Canaccord Fairness Opinion, it was Canaccord Genuity’s opinion that the consideration to be received pursuant to the Arrangement by the Aris Shareholders (other than GCM and its affiliates) is fair, from a financial point of view, to the Aris Shareholders (other than GCM and its affiliates). Throughout Canaccord Genuity’s presentation, the members of the Aris Board were given an opportunity to ask questions, and all questions asked were answered to the satisfaction of the Aris Board. Canaccord Genuity was then excused from the meeting.

Mr. Telfer, as Chair of the Aris Special Committee then presented the Aris Special Committee’s recommendations to the Aris Board. Following that presentation, the Aris Board then considered a number of factors, including the factors discussed under the heading “The Arrangement – Reasons for the Arrangement”. Following discussion, and consultation with its legal advisors, each of the members of the Aris Board (excluding the Aris Interested Directors, who were not present) resolved, among other matters, that:

●

the Aris Board (excluding the Aris Interested Directors) acknowledges receipt of the Canaccord Fairness Opinion as to the fairness, from a financial point of view, of the Arrangement, as set out in the Arrangement Agreement and the Arrangement, and the consideration to be received by the Aris Shareholders, other than GCM and its affiliates;

●

the Arrangement, as set out in the Arrangement Agreement, and the consideration are fair, from a financial point of view, to the Aris Shareholders, other than GCM and its affiliates, and are in the best interests of Aris, and recommend that Aris Shareholders (other than GCM and its affiliates) approve the Arrangement and the Arrangement Resolution at the Aris Meeting;

●	the Arrangement be approved and authorized; and

●	the Arrangement Agreement and Voting Agreements, and the terms and conditions therein, and all matters contemplated therein, are approved.

On July 24, 2022, the GCM Special Committee and the GCM Board were provided with presentation materials from the GCM Financial Advisors and legal advisors including current versions of the proposed definitive documentation and a final due diligence report. Later that day the GCM Special Committee held a meeting, with the other members of the GCM Board, GCM management, and legal and financial advisors attending as guests, to receive an update on the status of the proposed transaction, to consider the fairness opinions to be delivered by the GCM Financial Advisors, the definitive terms of the Arrangement Agreement, and the execution thereof. Stifel GMP first presented and discussed their analysis of the fairness of the transaction, from a financial point of view, to GCM. Noting that the Exchange Ratio reflected an “at-market” no-premium transaction, Stifel GMP informed the GCM Special Committee that, subject to the respective assumptions, limitations, qualifications and other matters set forth in the Stifel GMP Fairness Opinion with respect to the transaction, it was Stifel GMP’s opinion that the Exchange Ratio is fair, from a financial point of view, to GCM. Throughout Stifel GMP’s presentation, the committee and members of the GCM Board were given an opportunity to ask questions, and all questions asked were addressed to the GCM Special Committee’s satisfaction. Stifel GMP was then excused from the meeting and National Bank joined the meeting.

National Bank then presented and discussed their analysis of the fairness of the transaction, from a financial point of view, to GCM. At the conclusion of their presentation, National Bank informed the GCM Special Committee that, subject to the respective assumptions, limitations, qualifications and other matters set forth in the NBF Fairness Opinion with respect to the transaction, it was National Bank’s opinion that the Exchange Ratio is fair, from a financial point of view, to GCM. Throughout National Bank’s presentation, the committee and members of the GCM Board were given an opportunity to ask questions, and all questions asked were addressed to the GCM Special Committee’s satisfaction. National Bank was then excused from the meeting.

GCM’s legal advisors then explained the status of the Arrangement Agreement and summarized its material terms and the extensive due diligence performed on Aris. Following discussion regarding these matters, GCM’s legal representatives, members of GCM’s management and Messrs. Iacono, de la Campa and Martinez left the meeting and the GCM Special Committee proceeded with an in camera session with its legal representatives present in which members of the committee considered the presentations made. After discussion, the GCM Special Committee unanimously resolved that the Arrangement was fair to GCM Shareholders and is in the best interest of GCM, and recommended that the GCM Board: (i) approve the Arrangement; (ii) enter into the Arrangement Agreement; and (iii) recommend that GCM Shareholders vote in favour of the GCM Resolution at the GCM Shareholders’ Meeting.

Upon conclusion of the GCM Special Committee meeting, the GCM Board convened to receive the GCM Special Committee’s recommendation. The GCM Board considered a number of factors, including the factors discussed under the heading “The Arrangement – Reasons for the Arrangement”. Following discussion, and consultation with its legal advisors, and with each of the GCM Interested Directors declaring a conflict of interest and abstaining from voting, the GCM Board unanimously resolved that:

●	the Arrangement is in the best interests of GCM;

●	the GCM Board unanimously recommends that GCM Shareholders vote in favour of the GCM Resolution;

●	the Arrangement Agreement, and the terms and conditions therein, and all matters contemplated therein, be approved; and

●	GCM was authorized to enter into the Arrangement Agreement and perform all obligations of GCM thereunder.

During the afternoon of July 24, 2022, management of Aris and GCM, along with their respective legal advisors, worked to finalize the Arrangement Agreement, the Plan of Arrangement, and the documents related thereto, following which the Arrangement Agreement and the Voting Agreements were executed and delivered as of July 25, 2022. A joint press release announcing the Arrangement was issued by GCM and Aris prior to market open on July 25, 2022.

Reasons for the Arrangement

In reaching a conclusion that the Arrangement is in the best interest of GCM and Aris, respectively, and in making their recommendations to GCM Shareholders and Aris Shareholders, respectively, the GCM Board and the Aris Board, respectively, considered and relied upon a number of factors, including:

(a)

Creates a Top-In-Class Company Amongst Junior Gold Producers and the Largest Gold Company in Colombia with Diversification in Guyana and Canada. The Arrangement will combine two Americas-based gold mining portfolios into one, with two producing mines, a near-term expansion project, two large development projects and advanced exploration projects in Colombia, Guyana and Canada. The Arrangement creates a company with a balanced portfolio of operating and development assets with increased scale and diversification.

(b)

Experienced Board of Directors led by Ian Telfer as Chair. Following the Arrangement, the Resulting Issuer will benefit from an experienced Board of Directors led by Ian Telfer as Chair with Daniella Cambone, David Garofalo, Mónica De Greiff, Serafino Iacono, Peter Marrone, Hernan Juan Jose Martinez Torres, Attie Roux and Neil Woodyer as members. The combined group has a track record of building sizeable and successful mining companies and will leverage its leadership in responsible, sustainable mining practices in Colombia with skilled personnel with relevant experience and country-specific knowledge.

(c)

Complementary Teams with Strengthened Mine-Building, Operating and ESG Experience. Following the Arrangement, the management team will be led by Neil Woodyer as CEO. The shareholders of the Resulting Issuer will benefit from having a management team with a track record of building sizable and successful mining companies, an operations team that is the leader in responsible and sustainable mining practices in Colombia and project teams with extensive project development and mine building expertise.

(d)

Increased Scale. GCM Shareholders and Aris Shareholders will have the opportunity to participate in a Resulting Issuer with a large inventory of mineral resources and an increased scale that is expected to receive greater market attention than GCM and Aris can attract individually. The enhanced profile of the Resulting Issuer is expected to provide an attractive entry point for a greater number of institutional investors and presents an opportunity for a long-term market value re-rating.

(e)

Enhanced Financial Capacity. Following the Arrangement, the Resulting Issuer will have approximately $352 million of cash and approximately $260 million of additional committed funding from precious metals stream agreements available to fund growth projects. With an enhanced capital markets profile, the Resulting Issuer is expected have better access to lower-cost capital and an increased capability to pursue future external growth opportunities. See the Pro Forma Consolidated Financial Information in Appendix F.

(f)

G&A Cost Savings. The complementary assets of GCM and Aris are expected to create synergies for the Resulting Issuer, including general and administrative cost savings to the Resulting Issuer of approximately $10 million per year. These savings will be realized from a reduction of duplicate management roles and administrative expenses, and are expected to be fully realized in 2023.

(g)

An At-Market Exchange Ratio. The at-market Exchange Ratio of 0.5 of one GCM Share for each outstanding Aris Share was based on the volume weighted average market prices of the respective shares of both GCM and Aris on the TSX over periods of ten and twenty trading days ending at the close of trading on July 22, 2022.

(h)

Full Participation of Both Sets of Shareholders in the Combined Operations and Growth Projects. The consideration payable to Aris Shareholders pursuant to the Arrangement is 100%-share based to preserve the Resulting Issuer’s cash resources to fund growth and permit both sets of shareholders to remain fully invested. If the Arrangement is completed, based on the respective share values at the date of announcement of the Arrangement, GCM Shareholders are expected to own approximately 74% and Aris Shareholders (other than GCM and its affiliates) are expected to own approximately 26% of the post-Arrangement Resulting Issuer Shares on a diluted in-the-money basis (assuming no Dissent Rights are exercised and all Aris Shares held by GCM are cancelled). Through ownership of Resulting Issuer Shares, both sets of shareholders will continue to participate in the opportunities associated with the Resulting Issuer’s assets and properties.

(i)

Simplified Ownership Structure. Following the Arrangement, GCM’s ownership of securities in Aris, and the loan from GCM to Aris in the principal amount of $35 million pursuant to the Aris Convertible Debenture, will be eliminated, resulting in a lower-cost, more efficient and simplified capital structure for the Resulting Issuer.

(j)

Superior Proposals. Subject to compliance with the Arrangement Agreement, each of the Parties is permitted to furnish information and take certain other actions in respect of an unsolicited Acquisition Proposal that could reasonably be expected to lead to a Superior Proposal. The ability to terminate the Arrangement Agreement in specified circumstances and to accept a Superior Proposal, on payment of the Termination Fee of $6,000,000, which is subject to a right to match, provides further assurance to the GCM Board and the Aris Board that each will have a reasonable opportunity to consider a potential superior unsolicited alternative transaction if one is subsequently proposed. See “The Arrangement Agreement – Non-Solicitation Covenant and Acquisition Proposal”.

(k)

Voting Agreements. All of the directors and senior officers of GCM and Aris have entered into the Voting Agreements with GCM and Aris pursuant to which, and subject to the terms thereof, each has agreed to vote their GCM Shares in favour of the GCM Resolution and to vote their Aris Shares in favour of the Aris Arrangement Resolution, as applicable. See “The Arrangement –Voting Agreements”.

(l)

Comprehensive Arm’s Length Negotiations. The terms of the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of each Party’s special committee of independent directors and each Party’s legal counsel and financial advisors. In the judgment of each Party’s special committee, following consultation with their financial and legal advisors, the terms of the Arrangement are fair and reasonable to the Aris Shareholders and GCM, as applicable.

(m)

Transaction Certainty. The completion of the Arrangement is subject to a limited number of conditions, which each Party’s special committee of independent directors, after consultation with independent legal and other advisors, considers likely to be satisfied.

See Appendix F for further information concerning the Resulting Issuer.

GCM

In addition to the factors listed above, the GCM Board and the GCM Special Committee also considered and relied upon the following factors in making its recommendation to GCM Shareholders:

(a)

NBF Fairness Opinion. GCM’s co-financial advisor, National Bank, provided its opinion to the GCM Board to the effect that, as of July 24, 2022, and subject to the assumptions, limitations and qualifications set out in the NBF Fairness Opinion, the Exchange Ratio being offered to the Aris Shareholders is fair, from a financial point of view, to GCM. See “The Arrangement – GCM Fairness Opinions”.

(b)

Stifel GMP Fairness Opinion. GCM’s co-financial advisor, Stifel GMP, provided its opinion to the GCM Board to the effect that, as of July 24, 2022, and subject to the assumptions, limitations and qualifications set out in the Stifel GMP Fairness Opinion, the Exchange Ratio being offered to the Aris Shareholders is fair, from a financial point of view, to GCM. See “The Arrangement –GCM Fairness Opinions”.

(c)

Eliminate Holding Company Discount and Related Inefficiencies. As a result of the Arrangement, GCM Shareholders will receive full exposure to the Aris assets rather than a 44% indirect minority ownership interest, which is perceived to have a discounted value due to (i) indirect and limited access to Aris’ operating cash flow and (ii) income tax and duplicative G&A cost inefficiencies associated with holding company structures.

(d)

Majority Approval. The TSX requirement that the GCM Resolution must be approved by an affirmative vote of a simple majority of the votes cast on the GCM Resolution by GCM Shareholders present virtually or represented by proxy at the GCM Meeting.

(e)

Strategic Alternatives. GCM had explored, or been approached about, a number of strategic alternatives that never advanced beyond preliminary discussions. The combination with Aris provided a value proposition and deal certainty to GCM Shareholders that all other discussions had lacked. The opportunities and risks associated with GCM continuing as a stand-alone entity were also considered and compared to the opportunities and risks associated with combining the businesses of GCM and Aris. See “The Arrangement – Background to the Arrangement”.

(f)

Review by GCM Special Committee. The terms of the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of GCM’s legal counsel and financial advisors, and in the judgment of the GCM Special Committee relying on financial, legal and other advisors and discussions with management and their review of the GCM Fairness Opinions, the Arrangement is fair to the GCM Shareholders and is in the best interests of GCM.

(g)

Presentation by Aris Management. At the invitation of the GCM Special Committee, Mr. Woodyer presented his and his team’s vision for the Resulting Issuer and the value for GCM’s Shareholders to be gained by combining the two companies and creating a more comprehensive portfolio of substantial, well-funded projects either already producing or under development. The GCM Special Committee had an opportunity to question Mr. Woodyer in detail and all their questions were answered satisfactorily.

The GCM Board and the GCM Special Committee also considered a number of potential issues regarding potentially negative factors and risks resulting from the Arrangement, including:

(a)

The risks to GCM if the Arrangement is not completed, including the costs to GCM in resources and management attention in pursuing the Arrangement and the restrictions on the conduct of business prior to the completion of the Arrangement, including the inability to raise new funding.

(b)

The number of Consideration Shares issuable in exchange for each Aris Share is fixed and, as a result, the Consideration Shares issued on the Effective Date may have a market value different than at the time the Exchange Ratio and the Arrangement Agreement were approved by the GCM Board.

(c)	The issuance of a significant number of GCM Shares pursuant to the Arrangement could adversely affect the market price of such shares on a post-Arrangement basis.

(d)	The Resulting Issuer may not realize the benefits of the Arrangement currently anticipated due to challenges and costs associated with integrating the operations and personnel of GCM and Aris.

(e)

The Arrangement Agreement’s restrictions on GCM soliciting third parties to make an Acquisition Proposal prior to completion of the Arrangement and the specific requirements regarding what constitutes a Superior Proposal.

(f)	The Termination Fee of $6,000,000 payable to Aris in certain circumstances, including if GCM enters into an agreement with a third party to acquire GCM that constitutes a Superior Proposal.

(g)	The right of Aris to terminate the Arrangement Agreement under certain limited circumstances.

(h)

The potential risk of not obtaining certain consents from third parties required to complete the Arrangement, including from the Court, GCM Shareholders, Aris Shareholders or any other third party whose consent is required including, without limitation, Key Regulatory Approvals and Pre-Merger Control Laws.

(i)	The risk of delay in obtaining the Key Regulatory Approvals.

The GCM Board’s and the GCM Special Committee’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See “Risk Factors”.

The foregoing summary of the information and factors considered by the GCM Board and the GCM Special Committee is not intended to be exhaustive. In view of the variety of factors and the amount of information considered in connection with its evaluation of the Arrangement, the GCM Board and the GCM Special Committee did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching its conclusion and recommendation. The GCM Board’s and the GCM Special Committee’s recommendation was made after considering all of the above-noted factors and in light of the GCM Board’s and the GCM Special Committee’s knowledge of the business, financial condition and prospects of GCM, and was also based on the advice of legal advisors to the GCM Board and the GCM Special Committee. In addition, individual members of the GCM Board and GCM Special Committee may have assigned different weights to different factors.

Aris

In addition to the factors listed above, the Aris Board and the Aris Special Committee also considered and relied upon the following factors in making its recommendation to Aris Shareholders:

(a)

BMO Formal Valuation and Fairness Opinion. BMO Capital Markets provided its formal valuation and fairness opinion to the Aris Special Committee to the effect that, as at July 24, 2022, and subject to the assumptions, limitations and qualifications set out in the BMO Formal Valuation and Fairness Opinion, the fair market value of the Aris Shares, determined on an en bloc basis as required pursuant to MI 61-101, is in the range of C$2.30 to C$3.10 per Aris Share, the fair market value of the GCM Shares is in the range of C$3.70 to C$5.75 per GCM Share and the consideration to be received by the Aris Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Aris Shareholders (other than GCM and its affiliates). See “The Arrangement – Aris Formal Valuation and Aris Fairness Opinions”.

(b)

Canaccord Fairness Opinion. Aris’ financial advisor, Canaccord Genuity, provided its opinion to the Aris Board to the effect that, as of July 24, 2022, and subject to the assumptions, limitations and qualifications set out in the Canaccord Fairness Opinion, the Consideration Shares to be received by the Aris Shareholders (other than GCM and its affiliates) pursuant to the Arrangement is fair, from a financial point of view, to the Aris Shareholders (other than GCM and its affiliates). See “The Arrangement – Aris Formal Valuation and Aris Fairness Opinions”.

(c)

Increased Public Float and Liquidity. Aris Shareholders are expected to benefit from participating in a company with a widely-held shareholder base and without the perceived share value discount associated with one very large shareholder possessing an effective negative control position.

(d)

Special Majority and Majority of the Minority Approvals. The requirement that the Aris Arrangement Resolution must be approved by an affirmative vote of: (i) at least two-thirds of the votes cast on the Aris Arrangement Resolution by the Aris Shareholders present virtually or represented by proxy at the Aris Meeting; and (ii) a majority of the votes cast on the Aris Arrangement Resolution by the Aris Shareholders present virtually or represented by proxy at the Aris Meeting, excluding votes attached to the Aris Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101 and any of its related parties or joint actors, all in accordance with MI 61-101.

(e)

Court Approval. The procedures by which the Arrangement is to be approved, including the requirement for approval by the Court after a hearing at which the fairness of the Arrangement to Aris Shareholders will be considered.

(f)	Availability of Dissent Rights. The availability of Dissent Rights to the Registered Aris Shareholders with respect to the Arrangement.

(g)

Review by Aris Special Committee. The terms of the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of Aris’ legal counsel and financial advisors, and in the judgment of the Aris Special Committee relying on financial, legal and other advisors and discussions with management and their review of the BMO Formal Valuation and Fairness Opinion, the Consideration Shares to be received by the Aris Shareholders (other than GCM and its affiliates) is fair, from a financial point of view, to the Aris Shareholders (other than GCM and its affiliates).

(h)	100% Acquisition of Aris Shares. The Arrangement is for 100% of the Aris Shares and, under the Plan of Arrangement, all Aris Shareholders are treated identically (other than GCM and its affiliates).

(i)

Canadian Tax Deferral. An Aris Shareholder who is a Holder should generally be able to exchange Aris Shares for the Consideration Shares under the Arrangement on a fully tax-deferred basis for Canadian income tax purposes.

The Aris Board and the Aris Special Committee also considered a number of potential issues regarding potentially negative factors and risks resulting from the Arrangement, including:

(a)

The risks to Aris if the Arrangement is not completed, including the costs to Aris in resources and management attention in pursuing the Arrangement and the restrictions on the conduct of business prior to the completion of the Arrangement, including the ability to raise new funding.

(b)

The Arrangement Agreement’s restrictions on Aris soliciting third parties to make an Acquisition Proposal prior to completion of the Arrangement and the specific requirements regarding what constitutes a Superior Proposal.

(c)	The Termination Fee of $6,000,000 payable to GCM in certain circumstances, including if Aris enters into an agreement with a third party to acquire Aris that constitutes a Superior Proposal.

(d)	The conditions to GCM’s obligations to complete the Arrangement, including that holders of no more than 5% of the issued and outstanding Aris Shares shall have exercised Dissent Rights.

(e)	The right of GCM to terminate the Arrangement Agreement under certain limited circumstances.

(f)

The potential risk of not obtaining certain consents from third parties required to complete the Arrangement, including from the Court, Aris Shareholders, GCM Shareholders or any other third party whose consent is required including, without limitation, Key Regulatory Approvals and Pre-Merger Control Laws.

(g)	The potential negative effect on Aris’ relationship with its stakeholders, including customers, suppliers and employees.

(h)	The dilution of Aris Shareholders’ interest in the Aris business upon becoming shareholders of the Resulting Issuer.

The Aris Board’s and the Aris Special Committee’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See “Risk Factors”.

The foregoing summary of the information and factors considered by the Aris Board and the Aris Special Committee is not intended to be exhaustive. In view of the variety of factors and the amount of information considered in connection with its evaluation of the Arrangement, the Aris Board and the Aris Special Committee did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching its conclusion and recommendation. The Aris Board’s and the Aris Special Committee’s recommendation was made after considering all of the above-noted factors and in light of the Aris Board’s and the Aris Special Committee’s knowledge of the business, financial condition and prospects of Aris, and was also based on the advice of legal advisors to the Aris Board and the Aris Special Committee. In addition, individual members of the Aris Board and the Aris Special Committee may have assigned different weights to different factors.

GCM Fairness Opinions

GCM initially contacted National Bank and Stifel GMP regarding a potential advisory assignment in early June 2022. The GCM Financial Advisors were officially engaged by GCM on July 4, 2022 as co-financial advisors in connection with a transaction involving GCM and Aris to, among other things, review and evaluate the merits of the proposed Arrangement, assist and advise in respect of negotiations and, if requested, to provide independent fairness opinions in respect of the Arrangement.

Neither of the GCM Financial Advisors nor any of their affiliates or associates is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of GCM or Aris or any of their respective associates or affiliates. Neither of the GCM Financial Advisors nor any of their affiliates or associates is acting as an advisor to GCM or Aris in connection with any matter, other than acting as co-financial advisors to GCM in respect of the Arrangement.

In consideration for its services, GCM has agreed to pay fixed opinion fees to each of the GCM Financial Advisors for the GCM Fairness Opinions, which are not contingent on the substance of the GCM Fairness Opinions or the completion of the Arrangement. GCM has also agreed to pay each of the GCM Financial Advisors a fixed transaction completion fee if the Arrangement is completed, or a lesser break fee if the Arrangement is not completed and a break-up fee or termination fee is paid to GCM. GCM has also agreed to reimburse the GCM Financial Advisors for their reasonable out-of-pocket expenses incurred in connection with the provision of the financial advisor services to GCM, and has agreed to indemnify the GCM Financial Advisors in certain circumstances.

Each of the GCM Financial Advisors have provided the GCM Board with the GCM Fairness Opinions that, as of July 24, 2022, the Exchange Ratio is fair, from a financial point of view, to GCM.

The GCM Board concurs with the views of the GCM Financial Advisors and such views were an important consideration in the GCM Board’s decision to proceed with the Arrangement.

The GCM Fairness Opinions are not a recommendation to any GCM Shareholder as to how to vote or act on any matter relating to the Arrangement. The GCM Fairness Opinions do not address any other aspect of the Arrangement and no opinion or view was expressed as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to GCM or in which GCM might engage or as to the underlying business decision of GCM to proceed with or effect the Arrangement. The GCM Fairness Opinions are only one factor that were taken into consideration by the GCM Board in making its determination to recommend that the GCM Shareholders vote in favour of the GCM Shareholder Resolution. See “The Arrangement – Reasons for the Arrangement”.

All summaries and references to the GCM Fairness Opinions delivered by the GCM Financial Advisors are qualified in their entirety by reference to the full text of the opinions. The GCM Board strongly recommends that GCM Shareholders read the written opinions delivered by the GCM Financial Advisors carefully and in their entirety for a description of the procedures followed, matters considered and limitations and qualifications on the review undertaken. See Appendices G and H to this Circular.

Recommendation of the GCM Special Committee

The GCM Board determined that it was advisable to establish a special committee of independent directors of GCM who were free of any conflict of interest in respect of the Arrangement, comprising Robert Metcalfe, De Lyle Bloomquist, Belinda Labatte and Jaime Perez Branger to, among other things, examine and review the merits of a possible transaction involving GCM and Aris in conjunction with management and GCM’s professional advisors and make recommendations to the GCM Board with respect to the proposed transaction.

After careful consideration, including a thorough review of the Arrangement Agreement and the GCM Fairness Opinions, as well as a thorough review of other materials and information, including matters discussed in this Circular, and taking into account the best interests of GCM and in consultation with its legal and financial advisors, the GCM Special Committee determined that the Arrangement is fair to GCM Shareholders and in the best interests of GCM, and unanimously recommended to the GCM Board that the GCM Board (i) approve the Arrangement, (ii) cause GCM to enter into the Arrangement Agreement and (iii) recommend that the GCM Shareholders vote in favour of the GCM Resolution.

Recommendation of the GCM Board

After careful consideration, including a thorough review of the Arrangement Agreement, the GCM Fairness Opinions, as well as a thorough review of other matters, including those discussed in this Circular, and on the unanimous recommendation of the GCM Special Committee, the GCM Board (excluding the GCM Interested Directors) has unanimously determined that the Arrangement to be effected by way of the Plan of Arrangement is in the best interest of GCM and has approved the transactions contemplated by the Arrangement Agreement. Accordingly, the GCM Board (excluding the GCM Interested Directors) has unanimously approved the Arrangement and unanimously recommends that the GCM Shareholders vote FOR the GCM Resolution.

Aris Formal Valuation and Aris Fairness Opinions

BMO Formal Valuation and Fairness Opinion

In determining to recommend the approval of the Arrangement to the Aris Board, the Aris Special Committee considered, among other things, the BMO Formal Valuation and Fairness Opinion prepared by BMO Capital Markets.

As set forth in the BMO Formal Valuation and Fairness Opinion, BMO Capital Markets provided a formal valuation prepared in accordance with the requirements of MI 61-101, which concluded that, as at July 24, 2022, and subject to the assumptions, limitations and qualifications set out in the BMO Formal Valuation and Fairness Opinion, the fair market value of the Aris Shares, determined on an en bloc basis as required under MI 61-101, is in the range of C$2.30 to C$3.10 per Aris Share, and that the fair market value of the GCM Shares is in the range of C$3.70 to C$5.75 per GCM Share.

As set forth in the BMO Formal Valuation and Fairness Opinion, BMO Capital Markets also provided its opinion to the Aris Special Committee that, as at July 24, 2022, and subject to the assumptions, limitations and qualifications set out in the BMO Formal Valuation and Fairness Opinion, the consideration to be received by the Aris Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Aris Shareholders (other than GCM and its affiliates).

The summary of the BMO Formal Valuation and Fairness Opinion in this Circular is qualified in its entirety by reference to the full text of the BMO Formal Valuation and Fairness Opinion attached to this Circular as Appendix I. The full text of the BMO Formal Valuation and Fairness Opinion sets out the assumptions made, procedures followed, information reviewed, matters considered and limitations and qualifications on the review undertaken by BMO Capital Markets in connection with the BMO Formal Valuation and Fairness Opinion. The Aris Special Committee and the Aris Board urge Aris Shareholders to read the BMO Formal Valuation and Fairness Opinion carefully and in its entirety. The BMO Formal Valuation and Fairness Opinion have been prepared and provided solely for the use of the Aris Special Committee and for inclusion in the Circular relating to the Arrangement and may not be used or relied upon by any person other than the Aris Special Committee and the other non-conflicted members of the Aris Board without BMO Capital Markets’ express prior written consent. The BMO Formal Valuation and Fairness Opinion does not address the relative merits of the Arrangement as compared to any other strategic alternative that may be available to Aris. The BMO Formal Valuation and Fairness Opinion is not a recommendation as to how any Aris Shareholder should vote with respect to the Arrangement or any other matter.

Engagement of BMO Capital Markets

As GCM is a “related party” of Aris, the Arrangement constitutes a “business combination” within the meaning of MI 61-101. Consequently, the Aris Special Committee retained BMO Capital Markets to provide it with a formal valuation of the fair market value of the Aris Shares and the GCM Shares in accordance with the requirements of MI 61-101.

The Aris Special Committee first contacted BMO Capital Markets on June 22, 2022 regarding a possible engagement of BMO Capital Markets in connection with the Arrangement. BMO Capital Markets was formally engaged by the Aris Special Committee to prepare the BMO Formal Valuation and Fairness Opinion pursuant to an engagement letter dated June 28, 2022 (the “Engagement Agreement”). The terms of the Engagement Agreement provide that Aris would pay BMO Capital Markets: (i) a preliminary value analysis and work fee following a request from the Aris Special Committee to deliver its confidential preliminary valuation analysis and preliminary perspectives on the Arrangement; and (ii) an additional fee upon BMO Capital Markets delivering to the Aris Special Committee the written BMO Formal Valuation and Fairness Opinion. In addition, BMO Capital Markets is to be reimbursed for its reasonable out-of-pocket expenses, including reasonable fees paid to its legal counsel in respect of advice rendered to BMO Capital Markets in carrying out its obligations under the Engagement Agreement, and is to be indemnified by Aris in certain circumstances. No part of BMO Capital Markets’ fee is contingent upon the conclusions reached in the BMO Formal Valuation and Fairness Opinion, or the outcome of the Arrangement or any other transaction.

Given that BMO Capital Markets’ fee is not contingent on the substance of or the conclusions reached in the BMO Formal Valuation and Fairness Opinion or the completion of the Arrangement, the Aris Special Committee did not view BMO Capital Markets’ fee as impacting BMO Capital Markets’ conclusions in the BMO Formal Valuation and Fairness Opinion.

Qualifications of BMO Capital Markets

BMO Capital Markets is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America, and globally, involving public companies in various industry sectors, including the metals and mining industry generally, and has extensive experience in preparing valuations and fairness opinions and in transactions similar to the Arrangement.

The BMO Formal Valuation and Fairness Opinion represents the opinion of BMO Capital Markets as at July 24, 2022 and its form and content have been approved by a group of BMO Capital Markets’ directors and officers, each of whom is experienced in mergers and acquisitions, divestitures, valuations and fairness opinions.

As required by MI 61-101, the Aris Special Committee determined that BMO Capital Markets is qualified and competent to provide the services under the Engagement Agreement.

Independence of BMO Capital Markets

BMO Capital Markets acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had, and may in the future have, positions in the securities of Aris, GCM or their respective associated or affiliated entities and, from time to time, may have executed, or may execute, transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, BMO Capital Markets conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Aris, GCM, the interested parties, their respective associated or affiliated entities, or the Arrangement. As used herein, “affiliated entity”, “associated entity”, “issuer insider” and “interested parties” have the meanings ascribed to them in MI 61-101.

In addition, in the ordinary course of its business, BMO Capital Markets or its controlling shareholder, Bank of Montreal (the “Bank”) or any of their affiliated entities may have extended or may extend loans, or may have provided or may provide other financial services, to the interested parties or their respective associated or affiliated entities.

None of BMO Capital Markets, the Bank or any of their affiliated entities (i) is an associated or affiliated entity or issuer insider of an interested party; (ii) acts as an adviser to an interested party in respect of the Arrangement; (iii) is entitled to compensation that depends in whole or in part on an agreement, arrangement or understanding that gives such party a financial incentive in respect of the conclusions reached in the BMO Formal Valuation and Fairness Opinion or the outcome of the Arrangement; (iv) is a manager or co-manager of a soliciting dealer group formed for the Arrangement (or a member of such a group performing services beyond the customary soliciting dealer’s functions or receiving more than the per security or per security holder fees payable to the other members of the group); (v) is the external auditor of an interested party; or (vi) has a material financial interest in the completion of the Arrangement.

In the 24 months prior to the engagement of BMO Capital Markets, BMO Capital Markets and/or its affiliates acted as financial advisor to: (i) Gold X, including providing a fairness opinion to Gold X, in connection with the acquisition of Gold X by GCM, which transaction was completed on June 4, 2021; and (ii) MDC Industry Holding Company LLC in connection with the sale by MDC Industry Holding Company LLC to Aris of a 20% stake in Sociedad Minera de Santander and Sociedad Minera Calvista Colombia for $100 million, with the option to acquire an additional 30% stake, which transaction was completed on April 12, 2022.

BMO Capital Markets is of the view that it is independent of all interested parties in the Arrangement for the purposes of MI 61-101. Having regard to the nature of BMO Capital Markets’ roles in the matters described above, and as required by MI 61-101, the Aris Special Committee determined that BMO Capital Markets is an independent valuator.

Prior Valuations

Aris has represented to BMO Capital Markets after due enquiry that there have not been any prior valuations (as defined in MI 61-101) of Aris or its material assets or securities in the past 24-month period. GCM represented to BMO Capital Markets after due enquiry that there have not been any prior valuations (as defined in MI 61-101) of GCM or its material assets or securities in the past 24-month period.

Summary of the BMO Formal Valuation and Fairness Opinion

The following summary is qualified in its entirety by reference to the full text of the BMO Formal Valuation and Fairness Opinion attached to this Circular as Appendix I. In connection with rendering the BMO Formal Valuation and Fairness Opinion, BMO Capital Markets reviewed, considered and relied upon (subject to the exercise of its professional judgement, without attempting to verify independently the completeness, accuracy or fair presentation thereof) the information described in the BMO Formal Valuation and Fairness Opinion under the heading “Scope of Review”. As at the date the BMO Formal Valuation and Fairness Opinion was rendered, being July 24, 2022, BMO Capital Markets had not reviewed any draft of the Circular as no such draft was available at that date.

Definition of Fair Market Value

For the purposes of the formal valuation, fair market value (“Fair Market Value”) means the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm’s length with the other, where neither party is under any compulsion to act.

In accordance with MI 61-101, BMO Capital Markets has made no downward adjustment to the Fair Market Value of the Aris Shares to reflect the liquidity of the Aris Shares, the effect of the Arrangement on the Aris Shares, or the fact that the Aris Shares held by individual shareholders do not form part of a controlling interest. A valuation prepared on the foregoing basis is referred to as an en bloc valuation.

Aris Valuation

Approach to Value

The formal valuation of Aris is based upon techniques and assumptions that BMO Capital Markets considers appropriate in the circumstances for the purposes of arriving at a range of the Fair Market Value of the Aris Shares. The Fair Market Value of the Aris Shares was analyzed on a going concern basis, as Aris is expected to continue as a going concern and is expressed on a per share basis.

Aris Valuation Methodologies

BMO Capital Markets considered a number of value methodologies, including trading value methodologies, which do not assume a change of control transaction, and in accordance with MI 61-101, as described above, en bloc value methodologies. The Fair Market Value range for the Aris Shares is based upon the en bloc value methodologies.

Trading value methodologies:

i.	comparable trading approach;
ii.	sum-of-the-parts approach based on comparable trading;

En-bloc value methodologies:

iii.	comparable trading approach plus precedent change of control premium;
iv.	precedent transactions approach; and
v.	sum-of-the-parts approach based on precedent transactions.

Net Asset Value

As an input into the various valuation methodologies, BMO Capital Markets calculated the net present value (“NPV”) for each individual mining asset by calculating, discounted to June 30, 2022, the estimated NPV of the future unlevered, after-tax free cash flows that a given mine was forecasted to generate based on the relevant financial model. The NPVs were calculated by applying a discount rate of 5%, which represents the industry standard discount rate used for gold mines by equity research analysts allowing for a comparison of cash flows from different projects. In certain circumstances, BMO Capital Markets also added a per ounce value to the NPV of certain mining assets to account for unmodelled resources.

BMO Capital Markets calculated the consolidated net asset value (“NAV”) by taking the sum of the NPVs of the mining assets and adding values calculated for other assets and liabilities in the manner that BMO Capital Markets determined to be the most appropriate to the nature of each particular asset or liability.

BMO Capital Markets did not use discount rates based on a capital asset pricing model given the coefficient of determination, or R squared, for gold companies’ beta, as determined using the standard methodology used by BMO Capital Markets, is less than 0.20, which BMO Capital Markets uses as a cut-off to determine whether a beta is meaningful.

Comparable Trading Analysis

BMO Capital Markets reviewed a broad set of publicly traded gold development and gold production companies and compared those companies to Aris on several bases, including: jurisdiction, stage of development, estimated start-up date, run-rate production, development capital expenditures, capitalization and financial resources, total reserves and resources and number of assets. BMO Capital Markets also considered the risks and opportunities described in the BMO Formal Valuation and Fairness Opinion with respect to the Aris Model (as defined in the formal valuation) when comparing Aris to the comparable companies.

BMO Capital Markets analyzed the comparable companies’ multiples of price to NAV based on the median of equity research analysts estimates of NAV available to BMO Capital Markets. BMO Capital Markets also considered the comparable companies’ multiples of enterprise value to total resources as a secondary metric.

BMO Capital Markets applied selected ranges of multiples of price to NAV (“P/NAV”) to the NAV calculated for Aris to derive an implied value range for Aris on a consolidated basis. BMO Capital Markets then calculated a value for the outstanding Aris options and warrants at such implied value range. The value of the options and warrants was then deducted from such implied value range for Aris on a consolidated basis to calculate an implied value range for the Aris Shares.

Sum-of-the-Parts based on Comparable Trading Analysis

BMO Capital Markets also considered a sum-of-the-parts valuation (“SoTP”) based on the comparable trading analysis (the “SoTP Comparable Trading”). BMO Capital Markets analyzed the multiples of enterprise value to NPV of mining assets (“EV/NPV”) for comparable publicly traded gold development and production companies and selected ranges of EV/NPV multiples for each of the Aris mining assets and for Aris’ corporate general and administrative costs. BMO Capital Markets calculated values for the other assets and liabilities of Aris and then calculated an implied value range for Aris on a consolidated basis based on the sum of the individual values of all such items. BMO Capital Markets then calculated a value for the outstanding Aris options and warrants at such implied value range for Aris on a consolidated basis. The value of the options and warrants was then deducted from such implied value range to calculate an implied value range for the Aris Shares.

Comparable Trading Analysis Plus Precedent Change of Control Premium Analysis

When assessing the en bloc value of Aris, BMO Capital Markets considered a comparable trading plus precedent change of control premium analysis. BMO Capital Markets reviewed change of control premia paid in precedent transactions of greater than $50 million in the mining industry since 2000. A selected range of premia was then applied to the value calculated per Aris Share using the comparable trading methodology described above.

Precedent Transaction Analysis

BMO Capital Markets reviewed precedent acquisition transactions involving gold development and producing assets that BMO Capital Markets, based on its experience, considered relevant. BMO Capital Markets focused on selecting precedent transactions involving assets considered most comparable to Aris, taking into account the same criteria as described in the comparable trading analysis and taking into account the risks and opportunities described with respect to the Aris Model.

BMO Capital Markets primarily analyzed the multiple of P/NAV based on, to the extent available to BMO Capital Markets, the median of equity research analyst estimates of the NAV at the date of each precedent transaction. BMO Capital Markets also considered the precedent transactions’ multiples of enterprise value to total resources as a secondary metric.

BMO Capital Markets applied selected ranges of multiples of P/NAV to the NAV calculated for Aris to derive an implied value range for Aris on a consolidated basis. BMO Capital Markets then calculated a value range for the outstanding Aris options and warrants at such implied value range. The value of the options and warrants was then deducted from such implied value range to calculate an implied value range for the Aris Shares.

Sum-of-the-Parts based on Precedent Transactions Analysis

BMO Capital Markets considered a SoTP valuation based on precedent transactions using the same approach as described above for the SoTP Comparable Trading, except (i) selecting multiples of EV/NPV based on precedent transactions; and (ii) calculating the values of certain other assets and liabilities, as deemed appropriate, based on a transaction value context assuming that an arm’s length third party was considering a purchase of Aris (the “SoTP Precedent Transactions”).

Implication of Synergies

BMO Capital Markets determined that, both in the case of synergies that could be achieved by any party and in the case of synergies expected to be realized in the Arrangement, no additional value should be added to the values calculated through the methodologies used to calculate an en bloc Fair Market Value of the Aris Shares. BMO Capital Markets reached this conclusion as the en bloc value methodologies used by BMO Capital Markets either incorporate a premium based on precedent transactions or use multiples based on precedent transactions, which already incorporate a change of control premium reflecting an expectation of synergies. BMO Capital Markets believes that such methodologies appropriately reflect the value of the expected synergies for an acquisition of Aris.

Aris Valuation Summary

The following table summarizes the range of the Fair Market Value of the Aris Shares on an en bloc basis based on the methodologies described above. In arriving at the Fair Market Value of the Aris Shares, BMO Capital Markets did not attribute specific quantitative weight to any particular valuation methodology. BMO Capital Markets made qualitative judgments based upon BMO Capital Markets’ experience in rendering such opinions and on prevailing circumstances as to the significance and relevance of each valuation methodology, with the SoTP Precedent Transactions approach viewed as warranting the most weight on a relative basis.

	En Bloc Value of Aris Shares

C$ per share	Low		High

Comparable Trading Analysis Plus Precedent	C$	2.27	C$	3.57
Change of Control Premium

Precedent Transactions Approach	C$	2.90	C$	3.57

SoTP Precedent Transactions Approach	C$	2.26	C$	3.00

Aris Valuation Conclusion

Based upon and subject to the analyses, assumptions, limitations and qualifications set out in the BMO Formal Valuation and Fairness Opinion, BMO Capital Markets is of the opinion that, as at July 24, 2022, the Fair Market Value of the Aris Shares, determined on an en bloc basis as required under the MI 61-101, is in the range of C$2.30 to C$3.10 per Aris Share.

GCM Valuation

Approach to Value

The formal valuation is based upon techniques and assumptions that BMO Capital Markets considers appropriate in the circumstances for the purposes of arriving at a range of the Fair Market Value of the GCM Shares. The Fair Market Value of the GCM Shares was analyzed on a going concern basis, as GCM is expected to continue as a going concern and is expressed on a per share basis. In assessing the Fair Market Value of the GCM Shares, BMO Capital Markets relied upon trading value approaches for the GCM Shares since Aris Shareholders receiving GCM Shares as consideration will individually be receiving a minority interest in GCM and will not be able to affect the control of GCM. Accordingly, BMO Capital Markets concluded that it was not appropriate to consider methodologies that are based on the assumption of a change of control transaction or an en bloc value.

GCM Model

The GCM financial model (the “GCM Model”) was received by BMO Capital Markets from Aris. BMO Capital Markets understands from discussions with management of Aris that the GCM Model is based on inputs from management of GCM. BMO Capital Markets concluded that the forecasts for the Toroparu Project included in the GCM Model had certain risks that warranted a sensitivity analysis. BMO Capital Markets understands from discussions with management of GCM that GCM is considering certain measures, including the use of contractor mining, to manage upfront capital expenditures for the development of the Toroparu Project. The Toroparu Technical Report did not envision the use of contractor mining. BMO Capital Markets believes that such potential change introduces a risk of operating cost escalation as compared to the GCM Model. BMO Capital Markets also identified potential for timing delays given the remote project location and the need to obtain all necessary permits. Thus, BMO Capital Markets created a Toroparu sensitivity case for the GCM Model by: (i) incorporating a one-year delay to first production; and (ii) increasing operating costs by 10% (“Toroparu Sensitivity Case”). No other changes were made to the GCM Model in order to derive the Toroparu Sensitivity Case.

Approach to GCM Valuation

In calculating the Fair Market Value of the GCM Shares, BMO Capital Markets relied on the SoTP Comparable Trading methodology given the significant contribution of the Segovia Project and the Toroparu Project as assets with very different value and risk profiles and the meaningful portion of value of GCM that is derived from the Aris Shares owned by GCM.

Value of GCM Shares

The following table summarizes the range of Fair Market Value of the GCM Shares on a trading basis resulting from the SoTP Comparable Trading analysis:

	Value of the Consideration

C$ per share	Low		High

GCM Model	C$	3.70	C$6.36

Toroparu Sensitvity Case	C$	3.44	C$5.89

GCM Valuation Conclusion

Based upon and subject to the analyses, assumptions, limitations and qualifications set out in the BMO Formal Valuation and Fairness Opinion, BMO Capital Markets is of the opinion that, as at July 24, 2022, the Fair Market Value of the GCM Shares is in the range of C$3.70 to C$5.75 per GCM Share.

Fairness Opinion

Approach to Fairness

In calculating the formal valuation of the Aris Shares, as required by MI 61-101, BMO Capital Markets has not made any downward adjustment to reflect the liquidity of the securities, the effect of the Arrangement on the securities or the fact that the securities do not form part of a controlling interest. This approach provides an en bloc value for Aris, which contrasts with the value approach used to value the consideration whereby BMO Capital Markets assessed the trading value of the GCM Shares to be received. As described above, BMO Capital Markets has also assessed the trading value of the Aris Shares.

In considering the fairness of the consideration to be received by Aris Shareholders other than GCM and its affiliates (“Minority Shareholders”), BMO Capital Markets considered that (i) the Arrangement is a share for share exchange with no cash consideration; (ii) Minority Shareholders of Aris will maintain approximately 29% exposure to the assets they have today (vs. 56% pre-Arrangement) and gain approximately 29% exposure to the assets of GCM and to synergies realized from the Arrangement; (iii) Minority Shareholders will continue to be investors in a company with board and senior management level leadership of Aris; and (iv) Aris currently has a single shareholder with approximately 44% ownership position, as a result of which such shareholder has negative control over matters requiring shareholder approval by way of a special resolution and effective control over matters requiring shareholder approval by a simple majority vote assuming a turnout of less than 88% of the total shares outstanding, whereas immediately following the Arrangement there will be no such major shareholder with negative control of GCM.

Taking these factors into account, BMO Capital Markets concluded that the appropriate comparisons for considering the fairness of the consideration to Aris Shareholders other than GCM include a comparison of: (i) the consideration – 0.500 GCM Shares per Aris Share – to a range of exchange ratios calculated by comparing the trading values calculated for each of Aris and GCM; and (ii) the value of the consideration using a pro forma SoTP Comparable Trading value (including synergies and change of control costs) to the SoTP Comparable Trading value of Aris as further described below.

Exchange Ratio Analysis

BMO Capital Markets focused on the SoTP Comparable Trading value of each of Aris and GCM for the purposes of the exchange ratio analysis.

The Aris SoTP Comparable Trading range used for the purposes of calculating the exchange ratio is C$1.29 to C$2.28, the GCM Model SoTP Comparable Trading range used is C$3.70 to C$6.36 and GCM Toroparu Sensitivity Case is C$3.44 to C$5.89.

In comparing SoTP Comparable Trading values for each of Aris and GCM, BMO Capital Markets compared the low end of one company’s range of values to the high end of the other company’s range of values and calculated an implied exchange ratio of GCM Shares per Aris Share on the basis of such values. When making this comparison, BMO Capital Markets made adjustments to ensure that the applicable high or low value of Aris used in a comparison was the same value included within the SoTP Comparable Trading value of GCM.

The following table summarizes the ranges of implied exchange ratios calculated by BMO Capital Markets using this methodology:

Exchange Ratio(1)

	Low	High

GCM Model	0.22x	0.53x

Toroparu Sensitvity Case	0.24x	0.56x

(1) When comparing Aris high end of the value range with GCM low end of the value range, the GCM Model and Toroparu Sensitivity Case values are C$4.33 per share and C$4.08 per share, respectively. When comparing Aris low end of the value range with GCM high end of the value range, the GCM Model and Toroparu Sensitivity Case values are C$5.80 per share and C$5.31 per share, respectively.

BMO Capital Markets considered that the consideration - 0.500 GCM Shares per Aris Share - falls within the ranges calculated using the exchange ratio analysis above.

Pro Forma SoTP Analysis

BMO Capital Markets also compared the value of the consideration to be received using a calculation of pro forma SoTP Comparable Trading value (including synergies and change of control costs) to the SoTP Comparable Trading value of Aris. BMO Capital Markets considered that it would be appropriate to allocate synergies net of costs to the respective shareholders of Aris and GCM in proportion to the ownership that such shareholders would have based on their pre-synergy contribution to the SoTP Comparable Trading value, as set out in the exchange ratio analysis.

As described in the formal valuation, BMO Capital Markets calculated an NPV of synergies net of change of control costs for the Arrangement of approximately $61.9 million.

Based on the consideration - 0.500 GCM Shares per Aris Share - BMO Capital Markets calculated the following pro forma SoTP Comparable Trading value per Aris Share, shown in the table below:

	Equity Value of the Consideration

C$ per share	Low			High

Aris SoTP Trading Value		C$	1.29		C$	2.28

Pro Forma SoTP Trading Value		C$	1.74		C$	2.94

Toroparu Sensitivity Case Pro Forma SoTP Trading Value		C$	1.65		C$	2.78

BMO considered that based on the consideration – 0.500 GCM Shares per Aris Share – the pro forma trading value ranges exceed the standalone SoTP Trading Value range.

Fairness Opinion Conclusion

Based upon and subject to the analyses, assumptions, limitations and qualifications set out in the BMO Formal Valuation and Fairness Opinion, and such other matters considered relevant, BMO Capital Markets is of the opinion that, as at July 24, 2022, the consideration to be received by the Aris Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Aris Shareholders (other than GCM and its affiliates).

Canaccord Fairness Opinion

Canaccord Genuity was retained by the Aris Board on June 29, 2022 to act as a financial advisor to Aris in connection with the Arrangement and to provide an opinion as to the fairness, from a financial point of view, of the Consideration Shares to be received by Aris Shareholders (other than GCM and its affiliates) pursuant to the Arrangement Agreement.

On July 24, 2022, Canaccord Genuity verbally delivered its opinion, and subsequently confirmed in writing, that, as at July 24, 2022, subject to the assumptions, limitations and qualifications set out in the Canaccord Fairness Opinion, the Consideration Shares to be issued to Aris Shareholders (other than GCM and its affiliates) pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Aris Shareholders (other than GCM and its affiliates). The full text of the Canaccord Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Canaccord Fairness Opinion, is attached as Appendix J to this Circular. Canaccord Genuity did not review the BMO Formal Valuation and Fairness Opinion as part of the analyses performed in arriving at the Canaccord Fairness Opinion. The summary of the Canaccord Fairness Opinion in this Circular is qualified in its entirety by reference to the full text of the Canaccord Fairness Opinion.

Under the engagement letter with Canaccord Genuity, Aris has agreed to pay a fixed opinion fee for the Canaccord Fairness Opinion, which is not contingent on the substance of the Canaccord Fairness Opinion or the completion of the Arrangement, plus applicable taxes and reasonable out-of-pocket expenses incurred by Canaccord Genuity for its services related to providing the Canaccord Fairness Opinion. Aris has also agreed to pay a fixed transaction completion fee if the Arrangement is completed, or a lesser break fee if the Arrangement is not completed and a break-up fee or termination fee is paid to Aris, and has agreed to indemnify Canaccord Genuity against certain liabilities in connection with its engagement. The fees payable to Canaccord Genuity pursuant to the engagement are not, in the aggregate, financially material to Canaccord Genuity.

Neither Canaccord Genuity nor any of its affiliates (as such term is defined in the Securities Act (Ontario)) is an insider, associate or affiliate of Aris or GCM.

The Canaccord Fairness Opinion is not a recommendation to any Aris Shareholder as to how to vote or act on any matter relating to the Arrangement. The Canaccord Fairness Opinion is only one factor that was taken into consideration by the Aris Board in making its determination to recommend that the Aris Shareholders vote in favour of the Aris Arrangement Resolution. See “The Arrangement – Reasons for the Arrangement”.

The Aris Board urges Aris Shareholders to review the Canaccord Fairness Opinion carefully and in its entirety. See Appendix J of this Circular.

Recommendation of the Aris Special Committee

The Aris Special Committee composed of Ian Telfer, Daniela Cambone and Peter Marrone, all of whom are independent directors of Aris (as defined in MI 61-101), was formed to, among other things, examine and review the merits of a possible transaction involving GCM and Aris and to consider other available strategic alternatives in conjunction with management and Aris’ professional advisors and make recommendations to the Aris Board with respect to any such proposed transactions.

After careful consideration, including a thorough review of the Arrangement Agreement, the BMO Formal Valuation and Fairness Opinion, as well as a thorough review of other materials and information, including matters discussed in this Circular, and taking into account the best interests of Aris and in consultation with its legal advisors, the Aris Special Committee unanimously recommended to the Aris Board that the Aris Board determine that the Consideration Shares to be received by the Aris Shareholders (other than GCM and its affiliates) is fair, from a financial point of view, to the Aris Shareholders (other than GCM and its affiliates), that the Arrangement is in the best interests of Aris, that the Arrangement Agreement and the Plan of Arrangement contemplated therein be unanimously approved, that Aris enter into the Arrangement Agreement and for the Aris Board to take all reasonable action to facilitate the Arrangement, and that the Aris Board unanimously recommend that the Aris Shareholders approve the Arrangement and vote in favour of the resolution approving the Arrangement.

Recommendation of the Aris Board

After careful consideration, including a thorough review of the Arrangement Agreement, the BMO Formal Valuation and Fairness Opinion, the Canaccord Fairness Opinion, as well as a thorough review of other matters, including those discussed in this Circular, and on the unanimous recommendation of the Aris Special Committee, the Aris Board (excluding the Aris Interested Directors) unanimously determined that the acquisition to be effected by way of the Plan of Arrangement is in the best interests of Aris, that the Consideration Shares to be received by the Aris Shareholders (other than GCM and its affiliates) pursuant to the Arrangement is fair, from a financial point of view, to the Aris Shareholders (other than GCM and its affiliates) and has unanimously approved the transactions contemplated by the Arrangement Agreement. Accordingly, the Aris Board (excluding the Aris Interested Directors) has unanimously approved the Arrangement and recommends that the Aris Shareholders vote FOR the Aris Arrangement Resolution.

Voting Agreements

GCM and Aris have entered into Voting Agreements with the Locked-up Shareholders, pursuant to which the Locked-up Shareholders have agreed, subject to the terms and conditions of the Voting Agreements, to vote their GCM Shares in favour of the GCM Resolution approving the issuance of GCM Shares in connection with the Arrangement and to vote their Aris Shares in favour of the Aris Arrangement Resolution approving the Arrangement, as applicable. The Locked-up Shareholders collectively beneficially own or exercise control or direction over 2,965,410 GCM Shares, representing approximately 3.0% of the outstanding GCM Shares, and 12,392,775 Aris Shares, representing approximately 9.0% of the outstanding Aris Shares.

The obligations of a Locked-up Shareholder under their respective Voting Agreement may be terminated at any time upon the written agreement of GCM, Aris and such Locked-up Shareholder, and will be terminated if the Arrangement Agreement is terminated in accordance with its terms.

Furthermore, GCM is obligated under the Arrangement Agreement to vote its Aris Shares in favour of the Aris Arrangement Resolution to approve the Arrangement. GCM beneficially owns or exercises control or direction over 60,991,545 Aris Shares, representing approximately 44% of the outstanding Aris Shares.

The description of the Voting Agreements, both above and elsewhere in this Circular, is a summary only, is not exhaustive and is qualified in its entirety by reference to the terms of the Voting Agreements, which are incorporated by reference herein and may be found under each of GCM’s and Aris’ profiles on SEDAR at www.sedar.com.

Description of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as Appendix C of this Circular.

The purpose of the Arrangement is to effect the combination of the businesses of GCM and Aris through the acquisition of all of the issued and outstanding Aris Shares by GCM. Pursuant to the Arrangement Agreement, GCM and Aris have agreed to complete the Arrangement pursuant to which, among other things, GCM will acquire all of the issued and outstanding Aris Shares that it does not already own. Upon completion of the Arrangement, Aris will be amalgamated with SubCo to form AmalCo, which will be a wholly-owned subsidiary of the Resulting Issuer.

If approved, the Arrangement will become effective at the Effective Time, which is expected to be at 12:01 a.m. (Vancouver time) on the Effective Date, which is expected to be in late September 2022. At the Effective Time, the following shall occur or be deemed to occur sequentially in the following order:

1.	the notice of articles of GCM be amended to:

(a)	change the name of GCM to “Aris Mining Corporation” and the articles of GCM be altered to reflect such change; and

(b)

alter the authorized share structure of GCM to create up to a maximum of 1,000 GCM Series 1 Preferred Shares designated as “Series 1 Preferred” shares, to be a new series of the preferred shares of GCM, without par value and attaching the special rights and restrictions as set out in Schedule A of the Plan of Arrangement, and the articles of GCM be altered by adding such special rights and restrictions as section 2.1(2) of such articles;

2.

all Aris Shares held by Caldas Holding shall be transferred to GCM, without any further act or formality on its part, free and clear of all Liens and in consideration therefor GCM shall issue to Caldas Holding the GCM Note and 1,000 fully paid and non-assessable GCM Series 1 Preferred Shares for all such Aris Shares, and the name of Caldas Holding shall be removed from the central securities register maintained by or on behalf of Aris as a holder of Aris Shares and GCM shall be entered in the central securities register maintained by or on behalf of Aris as the holder of such Aris Shares;

3.

each Aris Share held by an Aris Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Liens, to Aris, and Aris shall thereupon be obliged to pay the amount therefor determined and payable in accordance with the Plan of Arrangement, and (i) the name of such holder shall be removed from the central securities register maintained by or on behalf of Aris as a holder of Aris Shares and such Aris Shares so transferred, as the case may be, shall be cancelled and cease to be outstanding; and (ii) such Aris Dissenting Shareholders will cease to have any rights as Aris Shareholders other than the right to be paid the fair value for their Aris Shares by Aris; and

4.

Aris and SubCo shall amalgamate to continue as AmalCo with the same effect as if they had amalgamated under section 276 of the BCBCA, being the Amalgamation, except that the legal existence of SubCo will not cease and SubCo will survive, and, without limiting the foregoing, the separate legal existence of Aris will cease without Aris being liquidated or wound up, SubCo and Aris will continue as one corporation, AmalCo, and the property of Aris will become the property of AmalCo and on the following terms and otherwise on the terms set out in the Plan of Arrangement and the Final Order implementing the Plan of Arrangement. From and after the Amalgamation:

(a)	the name of AmalCo shall be “Aris Gold Holdings Corp.”, as shall be set out in the notice of articles of AmalCo;

(b)	the shareholders of AmalCo shall have the powers and the liability provided in the BCBCA;

(c)

all of the property, rights and interests of each of Aris and SubCo immediately before the Amalgamation shall become property, rights and interests of AmalCo by virtue of the Amalgamation, and the Amalgamation shall not constitute an assignment by operation of Law, a transfer or any other disposition of the property, rights and interests of either of Aris or SubCo to AmalCo;

(d)

all of the liabilities of each of Aris and SubCo immediately before the Amalgamation shall become liabilities of AmalCo by virtue of the Amalgamation and AmalCo shall continue to be liable for the obligations of each of Aris and SubCo;

(e)

any legal proceedings being prosecuted or pending by or against Aris or SubCo are unaffected by the Amalgamation and every such legal proceeding may be prosecuted, or their prosecution may be continued, as the case may be, by or against AmalCo;

(f)	any existing cause of action, claim or liability to prosecution against either Aris or SubCo shall be unaffected;

(g)	a conviction against, or a ruling, order or judgment in favour of or against, either Aris or SubCo may be enforced by or against AmalCo;

(h)	the initial directors of AmalCo shall be:

(i)	Neil Woodyer with a prescribed address of 425 Hornby Street, Vancouver, British Columbia, V6C 2Y2;

(ii)	Doug Bowlby with a prescribed address of 425 Hornby Street, Vancouver, British Columbia, V6C 2Y2; and

(iii)	Robert Eckford with a prescribed address of 425 Hornby Street, Vancouver, British Columbia, V6C 2Y2;

as to be set out in the notice of articles of AmalCo;

(i)

the notice of articles and articles of AmalCo shall be the notice of articles and articles of SubCo immediately prior to the Amalgamation other than to reflect paragraph 4(a) and (h) above, and the registered and records office of AmalCo shall be the registered and records office of SubCo immediately prior to the Amalgamation;

(j)

each SubCo Share held by a holder thereof shall be cancelled and the holder’s name shall be removed from the register of holders of SubCo Shares, and in exchange therefor, the holder thereof shall receive, and AmalCo shall issue, for each SubCo Share, one fully paid and non-assessable AmalCo Share and the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such SubCo Share in accordance with the Plan of Arrangement;

(k)

each Aris Share held by a Former Aris Shareholder immediately prior to the Amalgamation will be cancelled and the holder’s name shall be removed from the central securities register maintained by or on behalf of Aris as a holder of Aris Shares, and in exchange therefor, on the

Amalgamation, the holder thereof shall receive, and GCM shall issue, for each Aris Share, fully paid and non-assessable Consideration Shares (and, for greater certainty, the holder thereof shall receive no consideration on the Amalgamation other than such Consideration Shares), subject to section 3.2, section 3.3 and Article 5 of the Plan of Arrangement, and the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such Aris Share in accordance with the Plan of Arrangement;

(l)

each Aris Share held by GCM will be cancelled and GCM’s name shall be removed from the register of holders of Aris Shares, and in exchange therefor, GCM shall receive, and AmalCo shall issue, for each Aris Share, one fully paid and non-assessable AmalCo Share and GCM shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such Aris Shares in accordance with the Plan of Arrangement;

(m)

in consideration of the issuance by GCM of the GCM Shares comprising the Consideration Shares pursuant to paragraph 4(k) above, AmalCo shall issue to GCM one fully paid and non-assessable AmalCo Share for each GCM Share comprising part of the Consideration Shares issued pursuant to paragraph 4(k) above;

(n)

the amount added to the capital of GCM shall be the paid-up capital (as that term is used for purposes of the Tax Act) of the Aris Shares (other than the Aris Shares held by Aris Dissenting Shareholders or GCM) immediately prior to the Effective Time; and

(o)

each Aris Option and Aris Warrant outstanding immediately prior to the Effective Time shall be adjusted to be exercisable, redeemable or otherwise convertible into GCM Shares based on the Exchange Ratio in lieu of any Aris Shares such Aris Option or Aris Warrant, respectively, was exercisable, redeemable or otherwise convertible into prior to the Effective Time in accordance with the adjustment provisions of the applicable underlying agreement, indenture, certificate, plan or other terms and conditions attaching thereto and GCM shall issue such GCM Shares upon such due exercise, redemption or other conversion of such Aris Option or Aris Warrant. In the event that the Adjusted Option In-The-Money Amount in respect of an Aris Option following such adjustment exceeds the Aris Option In-The-Money Amount in respect of such Aris Option, the exercise price per GCM Share of such Aris Option following such adjustment will be increased accordingly with effect at and from the Effective Time by the minimum amount necessary to ensure that the Adjusted Option In-The-Money Amount in respect of such Aris Option following such adjustment does not exceed the Aris Option In-The-Money Amount in respect of such Aris Option.

No fractional GCM Shares will be issued to Former Aris Shareholders. The number of GCM Shares to be issued to Former Aris Shareholders will be rounded down to the nearest whole number of GCM Shares in accordance with the BCBCA (with no compensation in lieu of such fractional share) in the event that a Former Aris Shareholder is entitled to a fractional share.

See the Plan of Arrangement attached as Appendix C for additional information.

Shareholder Approval

GCM Shareholder Approval

Because the number of GCM Shares issuable pursuant to the Arrangement exceeds 25% of the number of GCM Shares issued and outstanding on a non-diluted basis, section 611(c) of the TSX Company Manual requires that the issuance of GCM Shares pursuant to the Arrangement be approved by GCM Shareholders.

At the GCM Meeting, GCM Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, the GCM Resolution, the full text of which is set out in Appendix A, authorizing and approving the issuance of up to an aggregate of 73,748,820 GCM Shares pursuant to the Arrangement, comprising:

(a)

up to 38,420,697 GCM Shares to be issued to Aris Shareholders (other than GCM, its affiliates and any Aris Shareholders validly exercising Dissent Rights and assuming no Aris Options outstanding on the date of this Circular and no Aris Warrants outstanding on the date of this Circular are exercised for Aris Shares prior to the Effective Time) in exchange for their Aris Shares;

(b)

up to 30,734,377 GCM Shares issuable at or following the Effective Time upon the exercise of the outstanding Aris Unlisted Warrants and outstanding Aris Listed Warrants not held by GCM (assuming no Aris Unlisted Warrants or Aris Listed Warrants are exercised prior to the Effective Time);

(c)	up to 3,745,510 GCM Shares issuable at or following the Effective Time upon the exercise of the outstanding Aris Options (assuming no Aris Options are exercised prior to the Effective Time);

(d)

up to 59,025 GCM Shares issuable at or following the Effective Time upon the exercise of the outstanding Aris Broker Warrants (assuming no Aris Broker Warrants are exercised prior to the Effective Time), each entitling the holder thereof to purchase one unit of Aris consisting of one Aris Share and one Aris Unlisted Warrant;

(e)

up to 59,025 GCM Shares issuable at or following the Effective Time upon the exercise of the Aris Unlisted Warrants to be issued upon the exercise of the outstanding Aris Broker Warrants (assuming no Aris Broker Warrants are exercised prior to the Effective Time); and

(f)	up to 730,186 GCM Shares issuable at or following the Effective Time to account for rounding/clerical and administrative errors.

To be effective, the GCM Resolution must be approved at the GCM Meeting by a majority of the votes cast by the GCM Shareholders present virtually or represented by proxy at the GCM Meeting. The TSX will generally not require further securityholder approval for the issuance of up to an additional 18,437,205 GCM Shares as a result of any increase in the consideration payable by GCM pursuant to the Arrangement because of a competing offer (such as a Superior Proposal in respect of Aris), such number being 25% of the number of securities to be approved by GCM Shareholders at the GCM Meeting for the purpose of the Arrangement.

The GCM Board (excluding the GCM Interested Directors) unanimously recommends that GCM Shareholders vote FOR the GCM Resolution. It is the intention of the persons named in the instrument of proxy enclosed with the GCM Meeting Materials, if not expressly directed to the contrary in such instrument of proxy, to vote such proxy FOR the GCM Resolution.

Aris Shareholder Approval

At the Aris Meeting, Aris Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, the Aris Arrangement Resolution authorizing and approving the Arrangement, the full text of which is set out in Appendix B. In order to become effective, the Aris Arrangement Resolution must be approved by an affirmative vote of: (i) at least two-thirds of the votes cast on the Aris Arrangement Resolution by the Aris Shareholders present virtually or by proxy at the Aris Meeting; and (ii) a majority of the votes cast on the Aris Arrangement Resolution by the Aris Shareholders present virtually or represented by proxy at the Aris Meeting, excluding votes attached to the Aris Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101 and any of its related parties or joint actors, all in accordance with MI 61-101.

The Aris Board (excluding the Aris Interested Directors) unanimously recommends that Aris Shareholders vote FOR the Aris Arrangement Resolution. It is the intention of the persons named in the instrument of proxy enclosed with the Aris Meeting Materials, if not expressly directed to the contrary in such instrument of proxy, to vote such proxy FOR the Aris Arrangement Resolution.

Court Approval

The BCBCA requires that the Court approve the Arrangement.

On August 16, 2022, Aris obtained the Interim Order providing for the calling and holding of the Aris Meeting and other procedural matters and filed a Notice of Hearing of Petition for the Final Order to approve the Arrangement. Copies of the Interim Order and the Notice of Hearing of Petition are attached as Appendices K and L, respectively, to this Circular.

The Court hearing in respect of the Final Order is expected to take place at 9:45 a.m. (Vancouver time) on September 21, 2022, or as soon thereafter as counsel for Aris may be heard, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, subject to the Aris Shareholder Approval and the GCM Shareholder Approval. At the hearing, the Court will consider, among other things, the fairness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

The Section 3(a)(10) Exemption provides an exemption from the registration requirements of the U.S. Securities Act for securities issued in exchange for one or more outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court authorized to grant such approval after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and have received timely and adequate notice thereof. Pursuant to the BCBCA, the Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered.

Under the terms of the Interim Order, each Aris Shareholder and Aris Convertible Securityholder will have the right to appear and make submissions at the application for the Final Order. Any person desiring to appear at the hearing of the application for the Final Order is required to indicate their intention to appear by filing with the Court and serving Aris at the address set out below, on or before 4:00 p.m. (Vancouver time) on September 19, 2022, a Response, including their address for service, together with all materials on which they intend to rely at the application. The Response and supporting materials must be delivered, within the time specified, to Aris at the following address:

Fasken Martineau DuMoulin LLP

550 Burrard Street, Suite 2900

Vancouver, British Columbia V6C 0A3

Attention: Brook Greenberg

The Petition, which includes the form of Final Order, is attached as Appendix M.

Subject to the Court ordering otherwise, only those persons who file a Response in compliance with the Interim Order will be provided with notice of the materials to be filed with the Court and the opportunity to make submissions in support or opposition of the Final Order. In the event that the hearing is postponed, adjourned or rescheduled, then subject to further order of the Court only those persons having previously served a Response in compliance with the Interim Order will be given notice of the postponement, adjournment or rescheduled date. A copy of the Petition which includes the relief sought in the Final Order and the Final Order are attached as Appendix M to this Circular.

Aris Shareholders or Aris Convertible Securityholders who wish to participate in or be represented at the Court hearing for the Final Order should consult their legal advisors as to the necessary requirements.

The Final Order, if granted, will constitute a basis for the Section 3(a)(10) Exemption with respect to the GCM Shares to be issued to Aris Shareholders pursuant to the Arrangement. Prior to the hearing on the Final Order, the Court has been or will be informed of this effect of the Final Order.

Regulatory Matters

It is a condition to the completion of the Arrangement that each of the Key Regulatory Approvals will have been received by the Parties.

Such Key Regulatory Approvals include: (a) the final authorization issued by the SIC on the transactions contemplated by the Arrangement Agreement as a result of a request for authorization (pre-evaluación); and (b) that the TSX will have conditionally approved the listing of the GCM Shares to be issued pursuant to the Arrangement as well as the GCM Shares issuable upon due exercise of the Aris Options and Aris Warrants.

The TSX has conditionally approved the listing of the GCM Shares to be issued pursuant to the Arrangement as well as the GCM Shares issuable upon due exercise of the Aris Options and Aris Warrants.

Procedure for Exchange of Aris Shares for GCM Shares

For each Registered Aris Shareholder, accompanying this Circular is an Aris Letter of Transmittal. Aris has enclosed an envelope with the Aris Meeting Materials in order to assist Aris Shareholders with returning Aris Letters of Transmittal and related documents to Odyssey, as depositary under the Arrangement.

In order for a Registered Aris Shareholder to receive the Consideration Shares following the Effective Time for each Aris Share held by such Registered Aris Shareholder, such Registered Aris Shareholder must, among other things, deposit the certificate(s) or DRS Statements representing their Aris Shares with Odyssey (in its capacity as depositary pursuant to the Arrangement). The Aris Letter of Transmittal, duly completed and signed, together with all other documents and instruments referred to in the Aris Letter of Transmittal or requested by Odyssey, must accompany all certificates or DRS Statements for Aris Shares deposited in exchange for Consideration Shares pursuant to the Arrangement.

The Aris Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully. In all cases, issuance of the Consideration Shares for Aris Shares will be made only after timely receipt by Odyssey of a duly completed and signed Aris Letter of Transmittal, together with certificates representing such Aris Shares or applicable DRS Statements and such other documents and instruments referred to in the Aris Letter of Transmittal or as Odyssey may require from time to time. Odyssey will issue the Consideration Shares a Registered Aris Shareholder is entitled to receive in accordance with the instructions in the Aris Letter of Transmittal. GCM reserves the right, if it so elects in its absolute discretion, to instruct Odyssey to waive any irregularity contained in any Aris Letter of Transmittal received by Odyssey. As soon as practicable following the later of the Effective Date and the deposit of the Aris Shares, including delivery of the Aris Letter of Transmittal, certificates and other corresponding documents required from the Aris Shareholder, Odyssey shall forward the Consideration Shares payable to the applicable Aris Shareholder in accordance with the Plan of Arrangement and the instructions in the Aris Letter of Transmittal.

Any Non-Registered Aris Shareholder whose Aris Shares are registered in the name of a broker, investment dealer, bank, trust corporation, trustee or other nominee should contact that nominee for assistance in depositing such Aris Shares and should follow the instructions of such nominee in order to deposit such Aris Shares with Odyssey.

The method used to deliver an Aris Letter of Transmittal and any accompanying certificates and other relevant documents, if any, is at the option and risk of the relevant Aris Shareholder. Delivery will be deemed effective only when such documents are actually received by Odyssey at the address set out in the Aris Letter of Transmittal. Aris recommends that the necessary documentation be hand delivered to Odyssey and a receipt obtained; otherwise, the use of registered mail with return receipt requested, properly insured, is recommended.

Under no circumstances will interest on the Consideration Shares to be issued in connection with the Arrangement accrue or be paid by GCM, the Resulting Issuer, Aris, AmalCo or Odyssey to persons delivering an Aris Letter of Transmittal in connection with the Arrangement, regardless of any delay in making such payment.

Certificates representing Resulting Issuer Shares will be forwarded by first class mail to the addresses supplied in the Aris Letter of Transmittal, if any, or to the address of the Registered Aris Shareholder as last shown on record with Aris, or held at an Odyssey office set out in the Aris Letter of Transmittal for pick-up. Delivery of such certificates representing Resulting Issuer Shares in accordance with an Aris Shareholder’s instructions in the Aris Letter of Transmittal will be deemed to constitute receipt by such Aris Shareholder.

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Aris Shares that were transferred or surrendered pursuant to the Plan of Arrangement shall have been lost, stolen or destroyed, then the Aris Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to Odyssey. Upon making of an affidavit of that fact that such certificate has been lost, stolen or destroyed by the Registered Aris Shareholder of such Aris Shares and the receipt by Odyssey of an Aris Letter of Transmittal and any other documents Odyssey requires, Odyssey will issue in exchange for such lost, stolen or destroyed certificate, the Consideration Shares which such Registered Aris Shareholder is entitled to receive pursuant to the Plan of Arrangement. When authorizing such payment in relation to any lost, stolen or destroyed certificate, the Registered Aris Shareholder to whom the payment is made will, as a condition precedent to the delivery of such Consideration Shares, be required to give a bond satisfactory to the Resulting Issuer and Odyssey, as depositary, in such sum as the Resulting Issuer and Odyssey may direct or otherwise indemnify the Resulting Issuer and Odyssey in a manner satisfactory to the Resulting Issuer and Odyssey against any claim that may be made against the Resulting Issuer and Odyssey with respect to the certificate alleged to have been lost, stolen or destroyed.

Cancellation of Rights after Six Years

To the extent that a former Registered Aris Shareholder shall not have complied with section 5.1 or section 5.2 of the Plan of Arrangement (regarding the procedure for exchange of Aris Shares for GCM Shares) on or before the date that is six years after the Effective Date (the “final proscription date”), then the GCM Shares that such former Registered Aris Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such GCM Shares shall be delivered to the Resulting Issuer by Odyssey and the share certificates shall be cancelled by the Resulting Issuer, and the interest of the former Registered Aris Shareholder in such GCM Shares to which it was entitled shall be terminated as of such final proscription date.

Withholding Rights

Pursuant to the terms of the Plan of Arrangement, the Resulting Issuer, Aris and Odyssey, as applicable, will be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any person under the Plan of Arrangement and from all dividends or other distributions otherwise payable to any Former Aris Shareholders under the Plan of Arrangement (including any payment to Aris Dissenting Shareholders) such amounts as Aris, the Resulting Issuer or Odyssey may be required or permitted to deduct and withhold therefrom under any provision of applicable Laws in respect of Tax, including under the Tax Act, the U.S. Tax Code, and the rules and regulations promulgated thereunder, or any provision of any provincial, state, local or foreign tax law as counsel may advise is required to be so deducted and withheld by Aris, the Resulting Issuer or Odyssey, as the case may be. For the purposes of the Plan of Arrangement, to the extent that such amounts are so deducted and withheld, all such deducted or withheld amounts shall be treated as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person to whom such amounts would otherwise have been paid under the Plan of Arrangement, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity by or on behalf of Aris, the Resulting Issuer or Odyssey, as the case may be. To the extent necessary, such deductions and withholdings may be effected by selling any Resulting Issuer Shares to which any such person may otherwise be entitled under the Plan of Arrangement on behalf of such person to satisfy such person’s tax liability, and any amount remaining following the sale, deduction and remittance shall be paid to the person entitled thereto as soon as reasonably practicable.

THE ARRANGEMENT AGREEMENT

The description of the Arrangement Agreement, both below and elsewhere in this Circular, is a summary only, is not exhaustive and is qualified in its entirety by reference to the terms of the Arrangement Agreement, which is incorporated by reference herein and may be found under each of GCM’s and Aris’ profiles on SEDAR at www.sedar.com.

Effective Date and Conditions of Arrangement

If the GCM Resolution and Aris Arrangement Resolution are passed, the Final Order of the Court is obtained approving the Arrangement and all other conditions to the Arrangement Agreement are satisfied or waived, the Arrangement will become effective at 12:01 a.m. (Vancouver time) on the Effective Date. It is currently expected that the Effective Date will be in late September 2022.

Resulting Board of Directors and Management

As of the Effective Time and subject to applicable Law, the board of directors of the Resulting Issuer is expected to consist of nine directors, as follows: Ian Telfer (Independent Chair), Serafino Iacono, Neil Woodyer, David Garofalo, Hernan Juan Jose Martinez Torres, Peter Marrone, Attie Roux, Daniela Cambone and Mónica de Greiff. In addition, the Resulting Issuer’s management team is expected to include Neil Woodyer as Chief Executive Officer, together with other senior officers of Aris.

Representations and Warranties

The Arrangement Agreement contains representations and warranties made by each Party to the other Party. Those representations and warranties were made solely for purposes of the Arrangement Agreement and may be subject to important qualifications, limitations and exceptions agreed to by the Parties in connection with negotiating its terms and as set out in certain disclosure delivered in connection with the Arrangement Agreement. In particular, some of the representations and warranties are subject to a contractual standard of materiality or Material Adverse Effect that is different from that generally applicable to public disclosure, or are used for the purpose of allocating risk between the Parties to the Arrangement Agreement. For the foregoing reasons, you should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.

The representations and warranties provided by Aris in favour of GCM relate to, among other things, Aris Board approval, the BMO Formal Valuation and Fairness Opinion, the Canaccord Fairness Opinion, organization and qualification, authority relative to the Arrangement Agreement, absence of certain violations, capitalization, reporting status and securities Laws, ownership of subsidiaries, Aris’ public filings, financial statements, internal controls and financial reporting, corrupt practices legislation, books and records, minute books, undisclosed liabilities, material changes, litigation, Taxes, property, title and rights, contracts, permits, intellectual property, environmental matters, mineral reserves and resources, regulatory matters, employee benefits, labour and employment, compliance with Laws, cease trade orders, related party transactions, registration rights, rights of other persons, restrictions on business activities, brokers, insurance, United States securities Laws, short form prospectus eligibility, arrangements with GCM shareholders, bankruptcy and insolvency, and Investment Canada Act (Canada) matters.

The representations and warranties provided by GCM in favour of Aris relate to, among other things, GCM Board approval, the GCM Fairness Opinions, organization and qualification, authority relative to the Arrangement Agreement, absence of certain violations, capitalization, reporting status and securities Laws, ownership of subsidiaries, GCM’s public filings, financial statements, internal controls and financial reporting, corrupt practices legislation, books and records, minute books, undisclosed liabilities, material changes, litigation, Taxes, property, title and rights, contracts, permits, intellectual property, environmental matters, mineral reserves and resources, regulatory matters, employee benefits, issuance of GCM shares, labour and employment, compliance with laws, cease trade orders, related party transactions, registration rights, rights of other persons, restrictions on business activities, brokers, insurance, United States securities Laws, short form prospectus eligibility, arrangements with Aris shareholders, bankruptcy and insolvency, Investment Canada Act (Canada) matters, the Arrangement being a downstream transaction, SubCo and Caldas Holding.

Conditions to the Arrangement Becoming Effective

In order for the Arrangement to become effective, certain conditions must have been satisfied or waived which conditions are summarized below.

Mutual Conditions Precedent

The obligations of GCM and Aris to complete the Arrangement will be subject to the fulfillment of, among others, the following conditions precedent, which may only be waived with the mutual consent of the Parties:

1.

the Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement, and shall not have been set aside or modified in a manner unacceptable to GCM or Aris, acting reasonably, on appeal or otherwise;

2.

the Court shall have determined that the terms and conditions of the issuance of the Consideration Shares to Aris Shareholders pursuant to the Plan of Arrangement are procedurally and substantively fair to Aris Shareholders and the Final Order shall have been granted in a form satisfactory to Aris and GCM, acting reasonably;

3.	the Aris Shareholder Approval shall have been obtained at the Aris Meeting in accordance with the Interim Order;

4.	the GCM Shareholder Approval shall have been obtained at the GCM Meeting;

5.

there shall not exist any prohibition at Law, including a cease trade order, injunction or other prohibition or order at Law or under applicable legislation, against GCM or Aris which shall prevent the consummation of the Arrangement;

6.	the Key Regulatory Approvals and Key Consents shall have been obtained and shall remain in effect;

7.	the Arrangement Agreement shall not have been terminated in accordance with its terms;

8.

the distribution of the securities pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces and territories of Canada or by virtue of applicable exemptions under securities Laws and shall not be subject to resale restrictions under applicable securities Laws (other than as applicable to control persons or pursuant to section 2.6 of National Instrument 45-102 – Resale of Securities of the Canadian Securities Administrators); and

9.

the GCM Board shall have completed all actions necessary required for the board of directors of the Resulting Issuer to be composed of the following nine directors as of the Effective Time: Ian Telfer (Independent Chair), Serafino Iacono, Neil Woodyer, David Garofalo, Hernan Juan Jose Martinez Torres, Peter Marrone, Attie Roux, Daniella Cambone and Mónica de Greiff, unless otherwise agreed upon by the Parties.

GCM Conditions Precedent

The obligations of GCM to complete the transactions contemplated by the Arrangement Agreement shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of GCM and may be waived by GCM):

1.

all covenants of Aris under the Arrangement Agreement to be performed on or before the Effective Time which have not been waived by GCM shall have been duly performed by Aris in all material respects, and GCM shall have received a certificate of Aris addressed to GCM and dated the Effective Time, signed by two executive officers on behalf of Aris (on Aris’ behalf and without personal liability), confirming the same as at the Effective Date;

2.

all representations and warranties of Aris set forth in the Arrangement Agreement that are qualified by the expression “Material Adverse Effect” shall be true and correct in all respects, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and all other representations and warranties made by Aris in the Arrangement Agreement that are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date); and GCM shall have received a certificate of Aris addressed to GCM and dated the Effective Time, signed on behalf of Aris by two executive officers of Aris (on Aris’ behalf and without personal liability), confirming the same as at the Effective Date;

3.

since the date of the Arrangement Agreement, there shall not have occurred any event, occurrence, development or circumstance that, individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on Aris;

4.	the GCM Management Termination Payments shall have been made; and

5.	holders of no more than 5% of Aris Shares shall have exercised Dissent Rights.

Aris Conditions Precedent

The obligations of Aris to complete the transactions contemplated by the Arrangement Agreement shall also be subject to the fulfilment of each of the following conditions precedent (each of which is for the exclusive benefit of Aris and may be waived by Aris):

1.

all covenants of GCM under the Arrangement Agreement to be performed on or before the Effective Time which have not been waived by Aris shall have been duly performed by GCM in all material respects, and Aris shall have received a certificate of GCM, addressed to Aris and dated the Effective Time, signed on behalf of GCM by two executive officers of GCM (on GCM’s behalf and without personal liability), confirming the same as of the Effective Date;

2.

all representations and warranties of GCM set forth in the Arrangement Agreement that are qualified by the expression “Material Adverse Effect” shall be true and correct in all respects, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and all other representations and warranties made by GCM in the Arrangement Agreement that are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date); and Aris shall have received a certificate of GCM, addressed to Aris and dated the Effective Time, signed on behalf of GCM by two executive officers of GCM (on GCM’s behalf and without personal liability), confirming the same as at the Effective Date;

3.

since the date of the Arrangement Agreement, there shall not have occurred any event, occurrence, development or circumstance that, individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on GCM;

4.	the actions required to be taken by GCM pursuant to section 5.4(d) of the Arrangement Agreement with effect as and from the Effective Time shall have been taken;

5.	the resignations and mutual releases contemplated by section 5.7 of the Arrangement Agreement shall have been executed and delivered; and

6.	GCM shall have complied with its obligations under section 2.10 of the Arrangement Agreement and Odyssey shall have confirmed receipt of the Consideration Shares contemplated thereby.

Covenants

Covenants of GCM

GCM has made certain covenants to Aris, including that GCM shall, and shall cause each of its material subsidiaries to:

1.	conduct its business in the Ordinary Course;

2.

perform all obligations required or desirable to be performed by GCM or any of its subsidiaries under the Arrangement Agreement, co-operate with Aris in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in the Arrangement Agreement and, without limiting the generality of the foregoing, GCM shall and, where applicable, shall cause its subsidiaries to:

(a)

apply for and use its commercially reasonable efforts to obtain all Key Regulatory Approvals relating to GCM or any of its subsidiaries and GCM shall file as soon as reasonably practicable with all applicable Governmental Entities all notices, applications, submissions or other documents or information required and, without limiting the foregoing, GCM shall use its commercially reasonable efforts to satisfy, as soon as reasonably possible, any requests for information and documentation received from any Governmental Entity in connection with such approval; and, in doing so, keep Aris reasonably informed as to the status of the proceedings related to obtaining such approvals, including providing Aris with copies of all related applications and notifications in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to Aris’ outside counsel on an “external counsel” basis), in order for Aris to provide its reasonable comments thereon, which shall be given due and reasonable consideration;

(b)

subject to the terms and conditions of the Arrangement Agreement and of the Plan of Arrangement and applicable Laws, issue to the Aris Shareholders the Consideration Shares to be issued pursuant to the Arrangement at the time provided therein;

(c)

GCM shall do all things necessary to: (i) allot, set aside and reserve for issuance such number of GCM Shares as may be issuable following the Effective Time on any exercise, redemption or conversion of the Aris Convertible Securities in accordance with their terms; (ii) assume all obligations in respect of the Aris DSUs and Aris PSUs; and (iii) perform the obligations of GCM required prior to the Effective Time pursuant to (a) the Aris Convertible Securities upon the adjustment of the Aris Convertible Securities to become exercisable, redeemable or otherwise convertible for GCM Shares following the Effective Time pursuant to the underlying agreement, indenture, certificate, plan or other terms and conditions attaching thereto; and (b) the Aris DSUs and Aris PSUs upon the assumption thereof;

(d)

ensure that, with effect as and from the Effective Time, the GCM Board will consist of nine directors, as follows: Ian Telfer (Independent Chair), Serafino Iacono, Neil Woodyer, David Garofalo, Hernan Juan Jose Martinez Torres, Peter Marrone, Attie Roux, Daniela Cambone and Mónica de Greiff, unless otherwise agreed upon by the Parties, provided all such members of the GCM Board consent to act as director on the GCM Board, meet the qualification requirements to serve as a director under the rules and policies of the TSX and shall be eligible under the BCBCA to serve as a director;

(e)	use its commercially reasonable efforts to obtain, as soon as practicable following execution of the Arrangement Agreement, all third-party consents, approvals and notices required under, and shall use commercially reasonable efforts to obtain all amendments reasonably requested by Aris in respect of, any Material Contracts and all Key Consents;

(f)

defend all lawsuits or other legal, regulatory or other proceedings against GCM challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated by the Arrangement Agreement;

(g)	use commercially reasonable efforts to assist Aris in making the necessary arrangements to restructure, payout or otherwise deal with GCM’s and Aris’ indebtedness;

(h)

except as permitted by the Arrangement Agreement, not take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of GCM to consummate the Arrangement or the other transactions contemplated by the Arrangement Agreement;

(i)

until the earlier of the Effective Time and termination of the Arrangement Agreement, GCM shall, subject to applicable Law, make available and cause to be made available to Aris, and the agents and advisors thereto, information reasonably requested by Aris for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of GCM and Aris following the Effective Date and confirming the representations and warranties of GCM set out in the Arrangement Agreement;

(j)

at the Aris Meeting or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement is sought, GCM shall cause any Aris Shares and/or Aris Convertible Securities, as applicable, beneficially owned or controlled, directly or indirectly, by GCM to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) such Aris Shares and/or Aris Convertible Securities in favour of the approval of the Arrangement, including in favour of the Aris Arrangement Resolution, any other transactions contemplated in the Arrangement Agreement and any other matter necessary for the consummation of the Arrangement;

(k)

at any meeting of securityholders of Aris or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the holders of Aris Shares and/or Aris Convertible Securities is sought (including by written consent in lieu of a meeting), GCM shall cause any Aris Shares and/or Aris Convertible Securities, as applicable, beneficially owned or controlled, directly or indirectly, by GCM (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) Aris Shares and/or Aris Convertible Securities against (i) any Acquisition Proposal, (ii) any action, agreement, transaction or proposal that would result in a material breach of any representation, warranty, covenant, agreement or other obligation of either of the Parties in the Arrangement Agreement, and/or (iii) any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement;

(l)

GCM agrees not to directly or indirectly (i) sell, transfer, assign, tender, exchange, grant a participation interest in, gift, option, pledge, hypothecate, grant a security interest in, place in trust or otherwise convey, dispose or encumber, or enter into any agreement, understanding, option or other arrangement with respect to any of the foregoing for, any Aris Shares and/or Aris Convertible Securities, beneficially owned or controlled, directly or indirectly, by GCM to any person, other than pursuant to the Arrangement Agreement, (ii) grant any proxies or power of attorney, deposit any of its Aris Shares and/or Aris Convertible Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to such Aris Shares and/or Aris Convertible Securities, other than pursuant to the Arrangement Agreement, (iii) otherwise enter into any agreement or arrangement with any person or entity or commit any act that could limit, restrict or affect GCM’s legal power, authority, or right to vote any of such Aris Shares and/or Aris Convertible Securities or otherwise prevent or disable GCM from performing any of GCM’s obligations herein, or (iv) requisition or join in the requisition of any meeting of any of the securityholders of Aris for the purpose of considering any resolution; and

(m)	enter into the Denarius Investor Support Agreement on the Effective Date; and

3.

GCM shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by GCM or any of its subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, subject to section 7.6 of the Arrangement Agreement (the right to purchase run off directors’ and officers’ liability insurance), none of GCM or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months.

Covenants of Aris

Aris has made certain covenants to GCM, including that Aris shall, and shall cause each of its material subsidiaries to:

1.	conduct its business in the Ordinary Course;

2.

perform all obligations required or desirable to be performed by Aris or any of its subsidiaries under the Arrangement Agreement, co-operate with GCM in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in the Arrangement Agreement and, without limiting the generality of the foregoing, Aris shall and, where applicable, shall cause its subsidiaries to:

(a)

use its commercially reasonable efforts to obtain all Key Regulatory Approvals relating to Aris or any of its subsidiaries and Aris shall file as soon as reasonably practicable with all applicable Governmental Entities all notices, applications, submissions or other documents or information required and, without limiting the foregoing, Aris shall use its commercially reasonable efforts to satisfy, as soon as reasonably possible, any requests for information and documentation received from any Governmental Entity in connection with such approval; and, in doing so, keep GCM reasonably informed as to the status of the proceedings related to obtaining such approvals, including providing GCM with copies of all related applications and notifications, in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to GCM’s outside counsel on an “external counsel” basis), in order for GCM to provide its comments thereon, which shall be given due and reasonable consideration;

(b)

use its commercially reasonable efforts to obtain, as soon as practicable following execution of the Arrangement Agreement, all third-party consents, approvals and notices required under, and shall use commercially reasonable efforts to obtain all amendments reasonably requested by GCM in respect of, any Material Contracts and all Key Consents;

(c)

defend all lawsuits or other legal, regulatory or other proceedings against Aris challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated by the Arrangement Agreement;

(d)	use commercially reasonable efforts to assist GCM in making the necessary arrangements to restructure, payout or otherwise deal with GCM’s and Aris’ indebtedness;

(e)	except as permitted by the Arrangement Agreement, not take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Aris to consummate the Arrangement or the other transactions contemplated by the Arrangement Agreement; and

(f)

until the earlier of the Effective Time and termination of the Arrangement Agreement, Aris shall, subject to applicable Law, make available and cause to be made available to GCM, and the agents and advisors thereto, information reasonably requested by GCM for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of GCM and Aris following the Effective Date and confirming the representations and warranties of Aris set out in the Arrangement Agreement; and

3.

use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Aris or any of its subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, subject to section 7.6 of the Arrangement Agreement (the right to purchase run off directors’ and officers’ liability insurance), none of Aris or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months.

Mutual Covenants

Each Party has also made certain covenants to the other Party, including that:

1.

it shall, and shall cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations under the Arrangement Agreement to the extent the same is within its control and to take, or cause to be taken, as promptly as practicable, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Plan of Arrangement, including using its commercially reasonable efforts to: (i) obtain all Key Regulatory Approvals required to be obtained by it; (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Plan of Arrangement; (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Plan of Arrangement; (iv) co-operate with the other Party in connection with the performance by it and its subsidiaries of their obligations under the Arrangement Agreement, including giving the other Party a reasonable opportunity to review and comment on any filing or submission being made to a Governmental Entity in connection with the Key Regulatory Approvals, which comments the receiving Party shall give due consideration to, and providing the other Party with a final copy of any filing or submission made to a Governmental Entity (where a Party regards any information in a filing or submission to be both confidential and competitively sensitive, the supplying Party may restrict the supply of such information to the receiving Party’s external legal counsel only and such receiving Party shall not request or receive such information from its external legal counsel without the supplying Party’s written consent); (v) provide the other Party with any communications received from a Governmental Entity in connection with obtaining the Key Regulatory Approvals; (vi) neither Party shall attend any meeting with a Governmental Entity in connection with obtaining the Key Regulatory Approvals, whether such meeting will be by teleconference or in person, without affording the other Party a reasonable opportunity to attend such meeting (provided that the Governmental Entity does not object to the attendance of both Parties at any such meeting); in addition, subject to the terms and conditions of the Arrangement Agreement, none of the Parties shall knowingly take or cause to be taken any action which would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the Arrangement Agreement; and (vii) the Parties shall exchange such information that a Party reasonably requests for the purposes of determining whether any filing or notices to a Governmental Entity under any competition or anti-trust laws outside of Canada must be submitted in connection with the transactions contemplated by the Arrangement Agreement;

2.

it shall not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to significantly impede the making or completion of the Plan of Arrangement except as permitted by the Arrangement Agreement; and

3.

it shall use its commercially reasonable efforts to ensure that the Section 3(a)(10) Exemption is available for the issuance of Consideration Shares to the Aris Shareholders pursuant to the Plan of Arrangement;

provided, however, that the mutual covenants section of the Arrangement Agreement shall not require GCM or Aris to take any steps or actions that would, in its sole discretion, as applicable, affect its or its subsidiaries’ right to own, use or exploit its business, operations or assets or those of GCM or Aris or any of their subsidiaries including, for greater certainty, divesting or agreeing to divest of any assets of GCM, Aris or any of their respective subsidiaries, terminating any existing relationships, contractual rights or obligations of GCM, Aris or any of their respective subsidiaries or effecting any change or restructuring of GCM, Aris or any of their respective subsidiaries in order to obtain the Key Regulatory Approvals prior to the Outside Date.

Indemnification and Insurance

GCM will, or will cause Aris and its subsidiaries to, maintain in effect without any reduction in scope or coverage for six years from the Effective Date customary policies of directors’ and officers’ liability insurance providing protection no less favourable to the protection provided by the policies maintained by Aris and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date; provided, however, that GCM acknowledges and agrees that prior to the Effective Date Aris may, in the alternative, purchase run off directors’ and officers’ liability insurance for a period of up to six years from the Effective Date with the prior written consent of GCM.

GCM will purchase run off directors’ and officers’ liability insurance for a period of six years from the Effective Date for the benefit of any resigning GCM directors or officers.

GCM agrees that it shall (i) directly honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Aris and its subsidiaries, and (ii) directly honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Aris and its subsidiaries, and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect.

Non-Solicitation Covenant and Acquisition Proposal

Each Party has covenanted to the other Party that it shall not, directly or indirectly, through its Representatives:

1.

make, solicit, assist, initiate, promote, facilitate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal;

2.

participate, directly or indirectly, in any discussions or negotiations with any person (other than the other Party or any of its affiliates) regarding, or furnish to any person any information or otherwise co-operate with, respond to, assist or participate in, an Acquisition Proposal; provided, however, a Party may communicate with any person making an Acquisition Proposal for the purpose of advising such person that the Acquisition Proposal could not reasonably be expected to result in a Superior Proposal;

3.	approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal;

4.

accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, understanding, undertaking or arrangement or other contract in respect of an Acquisition Proposal, or requiring it to abandon, terminate or fail to consummate the Arrangement, or providing for the payment of any break, termination or other fees or expenses to any person in relation to an Acquisition Proposal;

5.	make a Change in Recommendation; or

6.	make any public announcement or take any other action inconsistent with the recommendation of the GCM Board to approve the Arrangement, in the case of GCM, or the Aris Board, in the case of Aris.

Each Party has covenanted to the other Party that it will cause its subsidiaries and Representatives to immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted prior to the Arrangement Agreement by it, its subsidiaries or any Representatives with respect to any Acquisition Proposal, and, in connection therewith, such Party will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request, to the extent that it is entitled to do so (and exercise all rights it has to require) the return or destruction of all confidential information regarding such Party and its subsidiaries previously provided to any such person or any other person and will request (and exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any material confidential information regarding such Party and its subsidiaries. Each Party has agreed that neither it, nor any of its subsidiaries, shall terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it or any of its subsidiaries is a party and each Party undertook to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its subsidiaries have entered into prior to the date of the Arrangement Agreement.

Notwithstanding the foregoing and any other provision of the Arrangement Agreement or of any other agreement between GCM and Aris, if at any time following the date of the Arrangement Agreement and prior to obtaining the Aris Shareholder Approval, in the case of Aris, or the GCM Shareholder Approval, in the case of GCM, a Party receives a bona fide, written Acquisition Proposal that did not result from a breach of the Arrangement Agreement and that the board of directors of such Party determines in good faith, after consultation with its financial advisors and outside counsel, constitutes or, if consummated in accordance with its terms (disregarding, for the purposes of any such determination, any term of such Acquisition Proposal that provides for a due diligence investigation), could reasonably be expected to lead to a Superior Proposal, then such Party may, in response to a request made by the party making such Acquisition Proposal provided it is in compliance with the Arrangement Agreement:

1.	furnish information with respect to such Party and its subsidiaries to the person making such Acquisition Proposal;

2.	enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Acquisition Proposal; and/or

3.	waive any standstill provision or agreement that would otherwise prohibit such person from making such Acquisition Proposal,

provided that such Party shall not, and shall not allow its Representatives to, disclose any non-public information to such person: (i) if such non-public information has not been previously provided to, or is not concurrently provided to the other Party hereto; and (ii) without entering into an agreement with such person substantially in the form of a certain confidentiality agreement containing terms that are no more favourable to such person than those found in such confidentiality agreement; provided, however, that any such agreement shall not preclude such person from making a Superior Proposal.

Each Party shall promptly notify the other Party, at first orally and then in writing within 24 hours of receipt of the Acquisition Proposal, of the material terms and conditions thereof, and the identity of the person or persons making the Acquisition Proposal. Subject to the right to match provisions of the Arrangement Agreement, (i) prior to obtaining the Aris Shareholder Approval, if Aris receives an Acquisition Proposal that did not result from a breach of the Arrangement Agreement, it may, subject to certain conditions set out in the Arrangement Agreement, terminate the Arrangement Agreement to enter into a definitive agreement with respect to such Superior Proposal, and (ii) prior to obtaining the GCM Shareholder Approval, if GCM receives an Acquisition Proposal that did not result from a breach of the Arrangement Agreement, it may, subject to certain conditions set out in the Arrangement Agreement, terminate the Arrangement Agreement to enter into a definitive agreement with respect to such Superior Proposal.

Right to Match

Each Party has covenanted that it will not accept, approve, endorse, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality and standstill agreement permitted by the non-solicitation provisions of the Arrangement Agreement) or make a Change in Recommendation as a result thereof unless:

1.

the Party receiving such proposal (the “Receiving Party”) has complied with its obligations under the non-solicitation provisions of the Arrangement Agreement and has provided the other Party (the “Responding Party”) with a copy of the Superior Proposal and all related documentation to be delivered pursuant to the Arrangement Agreement; and

2.

a period (the “Response Period”) of four business days has elapsed from the date that is the later of: (x) the date on which the Responding Party receives written notice from the Receiving Party that it has determined, subject only to compliance with the right to match provisions of the Arrangement Agreement, to accept, approve, endorse, recommend or enter into a binding agreement to proceed with such Superior Proposal; and (y) the date the Responding Party receives a copy of the Superior Proposal and all related documents to be delivered pursuant to the Arrangement Agreement.

During the Response Period, the Responding Party will have the right, but not the obligation, to offer to amend the Arrangement Agreement and the Plan of Arrangement, including modification of the consideration. The Receiving Party shall review any such offer by the Responding Party to amend the Arrangement Agreement and the Plan of Arrangement to determine whether the Acquisition Proposal to which the Responding Party is responding would continue to be a Superior Proposal when assessed against the Arrangement as it is proposed in writing by the Responding Party to be amended. If the Receiving Party determines that the Acquisition Proposal no longer constitutes a Superior Proposal, when assessed against the Arrangement Agreement and the Plan of Arrangement as they are proposed to be amended by the Responding Party, the Receiving Party will cause it to enter into an amendment to the Arrangement Agreement with the Responding Party incorporating the amendments to the Agreement and Plan of Arrangement as set out in the written offer to amend, and will promptly reaffirm its recommendation of the Arrangement by the prompt issuance of a press release to that effect. If the Receiving Party determines that the Acquisition Proposal continues to be a Superior Proposal, it may recommend that holders of its securities accept such Superior Proposal provided that before doing so it terminates the Arrangement Agreement and pays the Termination Fee.

Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the holders of the Receiving Party’s securities shall constitute a new Acquisition Proposal for the purposes of the right to match provisions of the Arrangement Agreement and the Responding Party shall be afforded a new Response Period and the right to match in respect of each such Acquisition Proposal.

Termination Fee

If the Arrangement Agreement is terminated because a Party enters into an agreement, understanding or arrangement to effect an Acquisition Proposal that is a Superior Proposal, makes a Change in Recommendation in respect of the Arrangement or breaches the non-solicitation provisions of the Arrangement Agreement, then such Party will pay or cause to be paid to the other Party the Termination Fee, being $6,000,000.

In addition to the foregoing, if the Arrangement Agreement is terminated due to the failure by the securityholders of one of the Parties (such Party the “Non-Approving Party”) to approve the Aris Arrangement Resolution or the GCM Resolution, as the case may be, at the applicable securityholders’ meeting, and prior to such securityholders’

meeting, an Acquisition Proposal, or the intention to make an Acquisition Proposal with respect to the Non-Approving Party, has been publicly announced and not withdrawn and within 12 months of the date of such termination:

1.	the announced Acquisition Proposal is consummated by the Non-Approving Party; or

2.

the Non-Approving Party and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the board of directors of the Non-Approving Party approves or recommends, any Acquisition Proposal which is subsequently consummated at any time thereafter, provided that, for the purposes of the above, references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”, then the Non-Approving Party will pay to the other Party the Termination Fee concurrently with the closing of the applicable transaction.

Termination

Subject to payment of the Termination Fee where applicable, the Arrangement Agreement may be terminated at any time prior to the Effective Time:

1.	by mutual written agreement of Aris and GCM; or

2.	by either Aris or GCM, if:

(a)

the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate the Arrangement Agreement shall not be available to any Party whose failure to fulfill any of its obligations or whose breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or directly resulted in, the failure of the Effective Time to occur by such Outside Date;

(b)

after the date of the Arrangement Agreement, there shall be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Aris or GCM from consummating the Arrangement and such applicable Law (if applicable) or enjoinment shall have become final and non-appealable; or

(c)	the Aris Arrangement Resolution shall have failed to obtain the Aris Shareholder Approval at the Aris Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order;

3.	by GCM, if:

(a)	the Aris Board makes a Change in Recommendation;

(b)

GCM enters into a legally binding agreement with respect to a Superior Proposal, provided that concurrently with such termination, GCM pays the Termination Fee payable pursuant to the Arrangement Agreement;

(c)

any of the mutual conditions precedent or the additional conditions precedent to the obligations of GCM pursuant to the Arrangement Agreement are not satisfied, and such conditions are incapable of being satisfied by the Outside Date;

(d)

subject to notice and cure provisions, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Aris set forth in the Arrangement Agreement (other than as set forth in the non-solicitation provisions of the Arrangement Agreement) shall have occurred that would cause the conditions set forth in the mutual conditions precedent or the additional conditions precedent to the obligations of GCM sections of the Arrangement Agreement not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that GCM is not then in breach of the Arrangement Agreement so as to cause any of the conditions set forth in mutual conditions precedent or additional conditions precedent to the obligations of Aris sections of the Arrangement Agreement not to be satisfied;

(e)

Aris is in breach or in default of any of its non-solicitation obligations or covenants other than an immaterial breach of Aris’ non-solicitation obligations to provide notice of an Acquisition Proposal to GCM within a prescribed period;

(f)

the Aris Meeting has not occurred on or before September 30, 2022, provided that the right to terminate the Arrangement Agreement pursuant to this provision shall not be available to GCM if the failure by GCM to fulfil any obligation under the Arrangement Agreement is the cause of, or results in, the failure of the Aris Meeting to occur on or before such date; or

(g)	Aris enters into a legally binding agreement relating to a Superior Proposal;

4.	by Aris if:

(a)	the GCM Board makes a Change in Recommendation;

(b)	Aris enters into a legally binding agreement with respect to a Superior Proposal, provided that concurrently with such termination, Aris pays the Termination Fee pursuant to the Arrangement Agreement;

(c)

any of the mutual conditions precedent or the additional conditions precedent to the obligations of Aris pursuant to the Arrangement Agreement are not satisfied, and such conditions are incapable of being satisfied by the Outside Date;

(d)

subject to notice and cure provisions, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of GCM set forth in the Arrangement Agreement (other than as set forth in the non-solicitation provisions of the Arrangement Agreement) shall have occurred that would cause the conditions set forth in the mutual conditions precedent or the additional conditions precedent to the obligations of Aris sections of the Arrangement Agreement not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Aris is not then in breach of the Arrangement Agreement so as to cause any of the conditions set forth in mutual conditions precedent or additional conditions precedent to the obligations of GCM sections of the Arrangement Agreement not to be satisfied;

(e)

GCM is in breach or in default of any of its non-solicitation obligations or covenants, other than an immaterial breach of Aris’ non-solicitation obligations to provide notice of an Acquisition Proposal to Aris within a prescribed period;

(f)

the GCM Meeting has not occurred on or before September 30, 2022, provided that the right to terminate the Arrangement Agreement pursuant to this provision shall not be available to Aris if the failure by Aris to fulfil any obligation under the Arrangement Agreement is the cause of, or results in, the failure of the GCM Meeting to occur on or before such date; or

(g)	GCM enters into a binding agreement relating to a Superior Proposal.

SECURITIES LAW CONSIDERATIONS

Interests of Certain Persons and Companies in the Arrangement

The directors and executive officers and other related parties of GCM and Aris may have interests in the Arrangement that are, or may be, different from, or in addition to, the interests of other GCM Shareholders and Aris Shareholders. These interests include those described herein. The GCM Board and the Aris Board were aware of these interests and considered them, among other matters, when recommending approval of the Arrangement by GCM Shareholders and Aris Shareholders, respectively.

GCM

All benefits received, or to be received, by directors or executive officers of GCM as a result of the Arrangement are, and will be, solely in connection with their services as directors or employees of GCM or as GCM Shareholders or Aris Shareholders, other than Serafino Iacono and Hernan Juan Jose Martinez Torres, who are each also directors of Aris and have also received, or will also receive, certain benefits solely in connection with their services as directors of Aris as more particularly described in this Circular. No benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such person for their Aris Shares, nor is it, or will it be, conditional on the person supporting the Arrangement.

The Arrangement Agreement also provides that GCM will purchase run-off directors’ and officers’ liability insurance providing coverage for a period of six years from the Effective Date for the benefit of any resigning GCM directors or officers.

For more information on termination payments to be provided in connection with the Arrangement to GCM’s directors and officers, please see “GCM Termination Payments” below.

Aris

All benefits received, or to be received, by directors or executive officers of Aris as a result of the Arrangement are, and will be, solely in connection with their services as directors or employees of Aris or as GCM Shareholders or Aris Shareholders, other than Hernan Juan Jose Martinez Torres, who is also a director of GCM, and Serafino Iacono, who is also an officer and director of GCM, and who have also received, or will also receive, certain benefits solely in connection with their services as directors or officers of GCM, as applicable, as more particularly described in this Circular. No benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such person for their Aris Shares, nor is it, or will it be, conditional on the person supporting the Arrangement.

The Arrangement Agreement also provides that GCM will, or will cause Aris and its subsidiaries to, maintain in effect without reduction in scope or coverage for six years from the Effective Date customary policies of directors’ and officers’ liability insurance providing protection no less favourable to the protection provided by the policies maintained by Aris and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date; provided, however, that prior to the Effective Date, Aris may, in the alternative, purchase run off directors’ and officers’ liability insurance for a period of up to six years from the Effective Date with the prior written consent of GCM.

In connection with the Arrangement and by approval of the Aris Board and in accordance with the terms of the Aris Options, Aris PSUs, Aris DSUs and Aris Warrants, as applicable:

1.

each Aris Option shall be adjusted to be exercisable, redeemable or otherwise convertible into Resulting Issuer Shares based on the Exchange Ratio in accordance with the terms thereof, provided that in the event that the Adjusted Option In-The-Money Amount in respect of an Aris Option following such adjustment exceeds the Aris Option In-The-Money Amount in respect of such Aris Option, the exercise price per Resulting Issuer Share of such Aris Option following such adjustment will be increased accordingly with effect at and from the Effective Time by the minimum amount necessary to ensure that the Adjusted Option

In-The-Money Amount in respect of such Aris Option following such adjustment does not exceed the Aris Option In-The-Money Amount in respect of such Aris Option;

2.

each Aris PSU shall be adjusted based on the Exchange Ratio, and the obligations thereunder assumed by the Resulting Issuer, to become a fraction of an Aris PSU redeemable in cash based on a Resulting Issuer Share, and such fraction shall be determined by the number of Resulting Issuer Shares equal to the product of: (A) the number of Aris Shares subject to each such Aris PSU; multiplied by (B) the Exchange Ratio;

3.

each Aris DSU shall be adjusted based on the Exchange Ratio, and the obligations thereunder assumed by the Resulting Issuer, to become a fraction of an Aris DSU redeemable in cash based on a Resulting Issuer Share, and such fraction shall be determined by the number of Resulting Issuer Shares equal to the product of: (A) the number of Aris Shares subject to each such Aris DSU; multiplied by (B) the Exchange Ratio; and

4.

each Aris Warrant shall be adjusted to be exercisable, redeemable or otherwise convertible into Resulting Issuer Shares based on the Exchange Ratio in lieu of any Aris Shares such Aris Warrant was exercisable, redeemable or otherwise convertible into prior to the Effective Time in accordance with the terms thereof.

All of the Aris Shares held by the directors and executive officers of Aris will be treated in the same fashion under the Arrangement as Aris Shares held by any other Aris Shareholder.

Consideration

The following table sets out the names, positions and Aris security holdings of the directors and executive officers of Aris and GCM owning, or exercising control or direction over, Aris Shares, Aris Options, Aris DSUs, Aris PSUs and Aris Warrants. Where known after reasonable inquiry, such Aris security holdings include any such securities held by the respective associates or affiliates of such directors and executive officers of Aris as of such date and the consideration to be received for such Aris Shares, Aris Options, Aris DSUs, Aris PSUs and Aris Warrants pursuant to the Arrangement.

Under the Plan of Arrangement, no consideration is expected to be received by the holders of Aris Options, Aris DSUs or Aris PSUs who will become directors or officers of the Resulting Issuer at the Effective Time upon the completion of the Arrangement. In each case, the obligations of Aris to such holders shall be adjusted based on the Exchange Ratio and, in the case of the Aris DSUs and Aris PSUs, assumed by the Resulting Issuer and will continue in accordance with the terms of the Aris Options, Aris DSUs and Aris PSUs, as the case may be.

Name and Position	Aris Shares	Consideration Shares	Aris Warrants	Aris Warrants – Adjusted(7)	Aris DSUs	Aris DSUs - Adjusted	Aris PSUs	Aris PSUs - Adjusted	Aris Options	Aris Options - Adjusted(7)

Aris Gold Board

Ian Telfer, Chair	581,200	290,600	581,200	581,200	55,254	27,627	Nil	Nil	Nil	Nil

Peter Marrone, Director	2,615,100	1,307,550	2,615,100	2,615,100	55,254	27,627	Nil	Nil	Nil	Nil

David Garofalo, Director	290,700	145,350	290,700	290,700	55,254	27,627	Nil	Nil	Nil	Nil

Daniela Cambone, Director	4,500	2,250	4,500	4,500	55,254	27,627	Nil	Nil	Nil	Nil

Attie Roux, Director(1)	290,600	145,300	290,600	290,600	55,254	27,627	172,847	86,423	Nil	Nil

Serafino Iacono, Director(2)	438,555	219,277	1,138,555	1,138,555	55,254	27,627	Nil	Nil	1,000,000	1,000,000

Hernan Juan Jose Martinez Torres, Director(3)	834,600	417,300	600,000	600,000	135,828	67,914	Nil	Nil	Nil	Nil

Aris Gold Officers

Neil Woodyer, Chief Executive Officer and Director	6,262,000	3,131,000	5,662,000	5,662,000	Nil	Nil	419,933	209,966	941,635	941,635

Name and Position	Aris Shares	Consideration Shares	Aris Warrants	Aris Warrants – Adjusted(7)	Aris DSUs	Aris DSUs - Adjusted	Aris PSUs	Aris PSUs - Adjusted	Aris Options	Aris Options - Adjusted(7)

Douglas Bowlby, Senior Vice President, Corporate	620,000	310,000	581,200	581,200	Nil	Nil	223,363	111,681	500,877	500,877

Richard Thomas, Senior Vice President, Operations	58,000	29,000	58,000	58,000	Nil	Nil	63,817	31,908	143,107	143,107

Tyron Breytenbach, Senior Vice President, Capital Markets	50,000	25,000	Nil	Nil	Nil	Nil	187,000	93,500	416,231	416,231

Andrew Gubbels Senior Vice President, Corporate Development	190,000	95,000	170,000	170,000	Nil	Nil	158,327	79,163	354,814	354,814

Robert Eckford Chief Financial Officer and Vice President, Finance	77,520	38,760	58,120	58,120	Nil	Nil	95,726	47,863	214,661	214,661

Ashley Baker General Counsel & Corporate Secretary	60,500	30,250	44,500	44,500	Nil	Nil	95,726	47,863	214,661	214,661

Pamela De Mark, Vice President, Exploration	Nil	Nil	Nil	Nil	Nil	Nil	33,126	16,563	74,510	74,510

Meghan Brown Vice President, Investor Relations	44,500	22,250	44,500	44,500	Nil	Nil	60,651	30,325	135,912	135,912

GCM Board

Miguel de la Campa, Vice Chairman(4)	178,889	89,444	353,889	353,889	Nil	Nil	Nil	Nil	Nil	Nil

De Lyle Bloomquist, Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Robert Metcalfe, Lead Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Jaime Perez Branger(5) Director	22,222	11,111	42,222	42,222	Nil	Nil	Nil	Nil	Nil	Nil

Belinda Labatte Director	896	448	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

GCM Officers

Lombardo Paredes Arenas Chief Executive Officer	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	1,000,000	1,000,000

Michael Davies Chief Financial Officer	65,000	32,500	65,000	65,000	Nil	Nil	Nil	Nil	1,000,000	1,000,000

Jose Ignacio Noguera Vice President, Corporate Affairs & Sustainability	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	75,000	75,000

Alessandro Cecchi Vice President, Exploration	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	150,000	150,000

Amanda Fullerton General Counsel & Corporate Secretary	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	100,000	100,000

Christopher Haldane(6) Vice President, Investor Relations	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	50,000	50,000

            Notes:

1.	Mr. Roux is also a Technical Director of Aris.

2.	Mr. Iacono is also the Executive Chairman and a director of GCM. In addition to the Aris securities listed above, Mr. Iacono indirectly owns $3,040,000 principal amount of Aris Gold-Linked Notes.
3.	Mr. Martinez Torres is also a director of GCM.
4.	Mr. Miguel de la Campa indirectly owns $1,000,000 principal amount of Aris Gold-Linked Notes.
5.	Mr. Perez Branger owns $100,000 principal amount of Aris Gold-Linked Notes.
6.	For the purposes of the table above, Mr. Haldane has been determined to be an executive due to his position as Vice President of Investor Relations.
7.

While the number of Aris Warrants and Aris Options will not change upon closing of the Arrangement, each Aris Warrant and Aris Option will be adjusted to be exercisable, redeemable or otherwise convertible into Resulting Issuer Shares based on the Exchange Ratio in accordance with the terms thereof, subject also to certain adjustments, if required, in the exercise price per Resulting Issuer Share of such Aris Option. See “Securities Law Considerations – Interests of Certain Persons and Companies in the Arrangement –Aris” for more information.

GCM Termination Payments

GCM Executives

GCM has executive employment agreements with each of: (i) Lombardo Paredes Arenas, Chief Executive Officer; (ii) Michael Davies, Chief Financial Officer; (iii) Serafino Iacono, Executive Chairman; (iv) Jose Ignacio Noguera, Vice President, Corporate Affairs; (v) Alessandro Cecchi, Vice President, Exploration; and (vi) Amanda Fullerton, General Counsel (collectively, the “GCM Executives”), under which each agreed to continue to serve GCM in their current office and perform duties of such office for an indefinite term.

Under the terms of such employment agreements, each GCM Executive has made commitments in favour of GCM, including in respect of confidentiality and non-solicitation. In consideration of the services to be rendered by each GCM Executive under their respective employment agreement, as the case may be, each GCM Executive is entitled to a base salary and to participate in the short-term and long-term incentive plans of GCM and to participate in the dental, medical and other benefit plans as may be offered by GCM to senior officers from time to time. GCM also provides security for Messrs. Iacono and Paredes in Colombia and each of Messrs. Paredes and Cecchi receive monthly housing allowances in accordance with their employment agreements. In addition, each of the GCM Executives is entitled to receive certain payments upon a “change of control” (within the meaning of their respective employment agreements) and upon a “trigger event” (within the meaning of their respective employment agreements) occurring within one year of a “change of control”. For additional details in respect of the employment agreements entered into by GCM with each of the GCM Executives, please refer to GCM’s management information circular, dated May 3, 2022, prepared in respect of the annual general and special meeting of shareholders of GCM held on June 15, 2022 (the “GCM 2022 MIC”), which is incorporated by reference in this Circular.

Base Salary and Bonus

As: (i) the composition of the GCM Board will be changed such that seven (7) of the nine (9) directors of the Resulting Issuer will not have been members of the GCM Board; and (ii) the senior management positions of the Resulting Issuer will be held by persons other than those persons who held such positions immediately prior to closing the Arrangement and in connection with such appointments the employment of each of the GCM Executives will be terminated, the completion of the Arrangement constitutes a “change of control” and a “trigger event” within the meaning of the employment agreements of each of the GCM Executives. Accordingly, pursuant to such employment agreements and as a result of the completion of the Arrangement, each GCM Executive is entitled to receive payment in an amount equal to, as applicable in accordance with the terms of their respective employment agreement, two times the annual base salary of such GCM Executive at the time of termination plus two times such GCM Executive’s average annual bonus for the preceding two or three years, as applicable, as further outlined below.

Termination Fee

Additionally, the employment agreements for Messrs. Iacono, Paredes and Davies provide that, upon the “change of control” and their employment being terminated, each is entitled to receive a termination fee from GCM in the amount of, in the case of Mr. Iacono, two percent (2%) and, in the case of each of Messrs. Paredes and Davies, one percent (1%), of the market capitalization on a fully-diluted basis of GCM on the effective date of termination of such officer’s employment with GCM. Although entitled to receive a payment based on the fully-diluted market capitalization of GCM at the Effective Time, each of Messrs. Iacono, Paredes and Davies voluntarily proposed to each of the GCM Board and the Aris Board, which proposal was accepted, to have their payments calculated on the non-diluted market capitalization of GCM as at the date of the execution of the Arrangement Agreement, given that doing so would align the rationale for the payments with the “at-the-market” nature of the proposed Arrangement. Performing the foregoing calculation on a non-diluted basis has the effect of reducing the termination fees that would otherwise be payable to Messrs. Iacono, Paredes and Davies by an aggregate of approximately $3.7 million.

Upon the occurrence of the “change of control” under the employment agreements and calculated on a non-diluted basis, Mr. Paredes will receive a termination fee of $2,577,981, Mr. Davies will receive a termination fee of $2,577,981, and Mr. Iacono will receive a termination fee of $5,155,963.

In addition to the GCM Executives, Miguel de la Campa, currently the non-executive Vice Chairman of GCM, has an employment contract dated February 5, 2019 and effective as of December 11, 2018 pursuant to which certain provisions and benefits were maintained when he transitioned from Executive Co-Chairman to non-executive Vice Chairman. Pursuant to his agreement, Mr. de la Campa is entitled to a termination fee equal to three times his annual fee at the Effective Time. Mr. de la Campa has not been paid any bonuses in the three preceding years.

The following table sets out the components of the amounts payable to the GCM Executives and Mr. de la Campa in the event of a termination of their employment upon a “change of control” under their employment agreements:

Name	Salary (US$)	Salary Multiplier	Total Salary Payable	Bonus (US$)	Termination Fee (US$)	Total (US$)
Lombardo Paredes Arenas Chief Executive Officer	550,000	2.0	1,100,000	416,960(1)	2,577,981(2)	4,094,941
Michael Davies
Chief Financial Officer	360,000	2.0	720,000	254,400(1)	2,577,981(2)	3,552,381
Serafino Iacono
Executive Chairman	600,000	2.0	1,200,000	467,260(1)	5,155,963(3)	6,823,223
Miguel de la Campa
Non-Executive Vice Chairman	175,000(5)	3.0	525,000	-	-	525,000
Jose Noguera
Vice President, Corporate Affairs	169,535	2.0	339,070	76,572(4)	-	415,642
Alessandro Cecchi
Vice President, Exploration	195,992	2.0	391,984	93,660(4)	-	485,644
Amanda Fullerton General Counsel	197,577	2.0	395,154	82,049(4)	-	477,203

          Notes:

(1)	Bonus calculated based on two times such officer’s average annual bonus for the preceding two years.
(2)	Termination fee equal to one percent (1%) of the market capitalization on a non-diluted basis of GCM based on the closing share price and exchange rate on the day prior to the Arrangement Agreement.
(3)	Termination fee equal to two percent (2%) of the market capitalization on a non-diluted basis of GCM based on the closing share price and exchange rate on the day prior to the Arrangement Agreement.

(4)	Bonus calculated based on two times such officer’s average annual bonus paid in the three preceding years.
(5)	Please see below under “GCM Board – DSUs”.

Options

The employment agreements of each of the GCM Executives provide that, in the event of a “change of control”, all unvested stock options become fully vested and they remain in effect for the remaining term to their expiry.

GCM PSUs

The GCM PSUs are an equity-based instrument and form a part of the long-term incentive program for GCM’s senior management. The GCM PSUs represent a right of the holder to receive a cash payment (subject to withholdings) on vesting and generally have a three-year cliff vesting under the GCM Performance Share Unit Plan. The GCM PSUs have been granted annually for the past four years and the first annual grants in 2019 were settled earlier in 2022. The GCM PSUs cannot be settled in GCM Shares and the cash payment, if any, is equal to the product of (i) the number of vested GCM PSUs held, (ii) the volume-weighted average market price of the GCM Shares for the five business days preceding such date, and (iii) a performance multiplier, which can vary from 0% to 200%. For additional details in respect of the GCM PSUs, please refer to the GCM 2022 MIC, which is incorporated by reference in this Circular.

When and if cash dividends are paid on GCM’s shares during the period from the effective date of granting the GCM PSU to the date of settlement of the GCM PSUs granted thereunder, additional GCM PSUs will be credited to the participant’s account.

In accordance with the GCM Performance Share Unit Plan (i) all unvested GCM PSUs shall vest as at the time of the “Change of Control” (as defined in the GCM Performance Share Unit Plan) and (ii) as soon as practicable upon or following a Change of Control each Participant (as defined in the GCM Performance Share Unit Plan) shall, at the discretion of GCM’s Compensation, Corporate Governance & Nominating Committee receive a cash payment equal to the number of such vested GCM PSUs (as determined pursuant to the GCM Performance Share Unit Plan) credited to the Participant’s account at the time of the Change of Control (rounded down to the nearest whole number of vested GCM PSUs) multiplied by the price at which the GCM Shares are valued for the purpose of the transaction or series of transactions giving rise to the Change of Control, or if there is no such transaction or transactions at the market value on the date of the Change of Control, less any statutory withholdings or deductions.

The following table sets forth beside the name of each recipient the total number of GCM PSUs held by that person, the grant date value (which represents the value of the GCM PSUs granted multiplied by the closing price of the GCM Shares on the TSX and exchange rate on the last business day prior to the grant date) and the Effective Time value as calculated as set forth in the preceding paragraph. The closing price of the GCM shares on the TSX at the time of the execution of the Arrangement Agreement implies an Effective Date value of the GCM Shares of approximately $2.64 per share.

Name	Total GCM PSU Units (2)	Grant Date Value (1) (US$)	Effective Time Value (2) (US$)
Lombardo Paredes Arenas Chief Executive Officer	140,110	$515,000	$369,970
Michael Davies Chief Financial Officer	96,771	$375,000	$255,531
Serafino Iacono Executive Chairman	163,967	$650,000	$432,967
Miguel de la Campa Non-Executive Vice Chairman	-	-	-

Name	Total GCM PSU Units (2)	Grant Date Value (1) (US$)	Effective Time Value (2) (US$)
Jose Noguera Vice President, Corporate Affairs	16,246	$60,400	$42,899
Alessandro Cecchi Vice President, Exploration	15,870	$59,400	$41,906
Amanda Fullerton General Counsel	-	-	-

Notes:

(1)	Excluding Dividend Equivalent Units (as defined in the GCM Performance Share Unit Plan).
(2)	Including Dividend Equivalent Units (as defined in the GCM Performance Share Unit Plan) as of July 15, 2022.

Other Payments

The employment agreements for each of the GCM Executives have provisions which specify the maintenance of benefits for a specified period post-termination.

In addition to the GCM Executives above, five mid-level management employees of GCM are entitled to termination payments in the event of: (a) a “change of control” of GCM, and (b) the termination of their employment with GCM. These payments would equal up to two times their current annual salary plus two times their average annual bonus paid in the three preceding years. The total expected payments to the mid-level management employees of GCM in connection with the Arrangement are expected to be less than approximately $1 million.

The calculation of termination payments within this section does not include the value of any obligation to maintain primary health benefits post-termination or payment of accrued unused vacation, as applicable.

GCM Board

GCM DSUs

The GCM DSUs are an equity-based instrument and form a part of the annual fees paid to members of the GCM Board. The GCM DSUs represent a right of the holder to receive a cash payment (subject to withholdings) on vesting. Deferred share units are considered to align better with the interests of shareholders compared to other forms of equity-based compensation, such as stock options, and have become the equity instrument of choice in the market for director compensation. For additional details in respect of the GCM DSUs, please refer to the GCM 2022 MIC, which is incorporated by reference in this Circular.

The number of GCM DSUs granted to a director on an annual basis are calculated by taking the dollar value of the grant and dividing it by the closing price of the GCM Shares on the TSX on the last business day prior to the grant date.

GCM DSUs cannot be redeemed until a participant ceases to be a director of GCM. In accordance with the GCM Deferred Share Unit Plan, upon the Plan of Arrangement becoming effective, a “Change of Control” (as defined in the GCM Deferred Share Unit Plan) will occur and the GCM Deferred Share Unit Plan will terminate. Accordingly, all GCM DSUs granted shall be deemed to vest as of the termination date of the GCM Deferred Share Unit Plan.

The following table sets out the grant date value (which represents the value of the GCM DSUs granted multiplied by the closing price of the GCM Shares on the TSX on the last business day prior to the grant date), as well as the estimated amount payable to the members of the GCM Board upon completion of the Arrangement in accordance with the terms of the GCM Deferred Share Unit Plan. The Exchange Ratio at the time of the execution of the Arrangement Agreement implies an Effective Date value of the GCM Shares of approximately $2.64 per share.

Name	Total GCM DSU Units	Grant Date Value (US$)(1)	Effective Date Value (US$)

Miguel de la Campa	170,040	641,969	449,003

Robert Metcalfe	170,040	641,969	449,003

Hernan Juan Jose Martinez Torres	170,040	641,969	449,003

Jaime Perez Branger	170,040	641,969	449,003

Belinda Labatte	64,168	260,000	169,440

De Lyle Bloomquist	135,040	479,591	356,583

Note:

(1)	Represents the value of the DSUs on the date granted.

Aris Termination and Change of Control Benefits

For details in respect of the termination and change of control benefits provided in executive employment agreements with certain of Aris’ management team, reference should be made to the section entitled “Executive Compensation – Termination and Change of Control Benefits” in Aris’ management information circular dated May 3, 2022 relating to an annual general and special meeting of Aris Shareholders held on June 3, 2022, which is incorporated by reference in this Circular. Under Aris’ executive employment agreements, a change of control involving GCM does not trigger the change of control entitlements in such executive employment agreements. Further, no executives of Aris are anticipated to be terminated as a consequence of the Arrangement.

Resulting Issuer Employment Agreements

It is anticipated that those of the management team of Aris who have entered into executive employment agreements with Aris will enter into new executive employment agreements with the Resulting Issuer, in substantially the same form as the current employment agreements, provided, however that there may be annual ordinary course increases of base salary in such agreements that will be consistent with Aris’ past practice.

MI 61-101

GCM and Aris are required to comply with MI 61-101. MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of securityholders excluding interested or related parties, independent valuations and, in certain instances, approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 generally apply to “business combinations” that terminate the interests of securityholders without their consent and related party transactions.

Aris Business Combination

If the Arrangement constitutes a “business combination” of Aris, MI 61-101 requires that the Aris Arrangement Resolution be approved by a majority of the minority of Aris Shareholders and in this circumstance requires Aris to obtain a formal valuation.

A “business combination” includes, for an issuer, a transaction (including an arrangement) as a consequence of which the interest of a holder of an equity security of the issuer may be terminated without the holder’s consent, and where a person who is a “related party”, as defined in MI 61-101, of the issuer at the time the transaction is agreed to (a) would, as a consequence of the transaction, directly or indirectly acquire the issuer or the business of the issuer, or combine with the issuer, through an amalgamation, arrangement or otherwise, whether alone or with joint actors, or (b) is entitled to receive, directly or indirectly, as a consequence of the transaction, a “collateral benefit”, as defined in MI 61-101.

Accordingly, the Arrangement is considered a “business combination” under MI 61-101 because GCM, which is a “related party” of Aris by virtue of being a “control person” of Aris, and beneficially owns, or has control or direction of, over 10% of the outstanding Aris Shares, would acquire Aris as a consequence of the Arrangement.

In addition, the Arrangement may be considered a “business combination” under MI 61-101 because, as described under the heading “Securities Law Considerations – Interests of Certain Persons and Companies in the Arrangement”, the payments to and benefits to be received by certain senior officers and directors of Aris and GCM may be considered a “collateral benefit” for the purposes of MI 61-101.

For the purposes of MI 61-101, directors, senior officers and other related parties of Aris, which include the directors and senior officers of GCM, which is a “control person” of Aris, receive a “collateral benefit” if they are entitled to receive, subject to certain exceptions, directly or indirectly, as a consequence of the Arrangement, any benefit, including an increase in salary, a lump sum payment, a payment for surrendering securities, or other enhancement in benefits related to past or future services as an employee, director or consultant of Aris, or of another person, regardless of the existence of any offsetting costs to the related party or whether the benefit is provided, or agreed to, by GCM or Aris, as applicable, or another party to the Arrangement. Among other things, a “collateral benefit” does not include a payment of the Consideration Shares that is identical in amount and form to the entitlement of the general body of Aris Shareholders in Canada.

Aris Minority Approval

In determining minority approval for a business combination, Aris is required to exclude the votes attached to Aris Shares that, to the knowledge of Aris and its directors and officers after reasonable inquiry, are beneficially owned or over which control or direction is exercised by all “interested parties” and their “related parties” and “joint actors” all as defined in MI 61-101. For the purposes of MI 61-101, “interested parties” includes any “related parties” of the issuer (including any directors or senior officers of Aris and any directors or senior officers of any “control person” of Aris, including GCM) if the related party would, as a consequence of the transaction, (a) directly or indirectly acquire the issuer or the business of the issuer, or combine with the issuer, through an amalgamation, arrangement or otherwise, whether alone or with joint actors, or (b) receive a collateral benefit.

Following disclosure by each of the directors and executive officers of Aris to the Aris Board of the number of Aris Shares, Aris Options, Aris DSUs, Aris PSUs and/or Aris Warrants held by them and any benefits or payments that they expect to receive pursuant to the Arrangement, the Aris Board has determined that, other than with respect to Serafino Iacono and Hernan Juan Jose Martinez Torres, none of the directors and executive officers of Aris is receiving a “collateral benefit” for the purposes of MI 61-101. See “Securities Law Considerations – Interests of Certain Persons and Companies in the Arrangement”.

As GCM is a “related party” of Aris by virtue of being a “control person” of Aris and beneficially owns, or has control or direction of, over 10% of the outstanding Aris Shares and will acquire Aris as a consequence of the Arrangement, GCM is considered an “interested party” to Aris for the purposes of the Arrangement. As a result, for the purposes of determining minority approval in accordance with MI 61-101, any Aris Shares held by GCM and its directors and officers will be excluded from the vote at the Aris Meeting to the extent that such directors and officers are receiving a “collateral benefit” for the purposes of MI 61-101. As at the date hereof, an aggregate of 62,531,707 Aris Shares held, directly or indirectly, by the persons below will be excluded:

Name and Related Party Connection to Aris	Securities Owned or Controlled Held	% of Aris Shares Held on a Partially Diluted Basis	Common Shares of the Resulting Issuer to be Issued upon Completion of Arrangement	% of Resulting Issuer Shares on a Non- Diluted Basis after Completion of the Arrangement

GCM Mining Corp.	60,991,545 Aris	53.1%	0	0%
	Shares
Control Person of Aris	25,944,445 Aris
	Warrants
	Aris Convertible
	Debenture(1)

Serafino Iacono	438,555 Aris	1.8%	219,277	0.2%
Director of Aris and Executive	Shares
Chairman and Director of GCM	1,138,555 Aris
	Warrants
	1,000,000 Aris
	Options

Hernan Juan Jose Martinez Torres	834,600 Aris	1.0%	417,300	0.3%
Director of Aris and Director of	Shares
GCM	600,000 Aris
	Warrants

Miguel de la Campa	178,889 Aris	0.4%	89,444	0.1%
Director of GCM	Shares
	353,889 Aris
	Warrants

Jaime Perez Branger	22,222 Aris Shares	0.0%	11,111	0.0%
Director of GCM	42,222 Aris
	Warrants

Michael Davies	65,000 Aris Shares	0.8%	32,500	0.0%
Chief Financial Officer of GCM	65,000 Aris
	Warrants
	1,000,000 Aris
	Options

Belinda Labatte	896 Aris Shares	0.0%	448	0.0%
Director of GCM

Note:

(1)

The Aris Convertible Debenture is expected to be repaid on or before closing of the Arrangement with all obligations thereunder being terminated and discharged. Therefore, the Aris Shares that, according to its terms, the Aris Convertible Debenture may be converted into have not been accounted for in the percentage of Aris Shares held on a partially diluted basis calculation for GCM.

As a result of the foregoing, the Arrangement is a “business combination” of Aris for the purposes of MI 61-101 and the minority approval requirements of MI 61-101 will apply in connection with the approval of the Arrangement by the Aris Shareholders. In addition to obtaining approval of the Aris Arrangement Resolution by an affirmative vote of at least two-thirds of the votes cast on the Aris Arrangement Resolution by the Aris Shareholders present virtually or by proxy at the Aris Meeting, approval will also be sought from a simple majority of the votes cast on the Aris Arrangement Resolution by the Aris Shareholders present virtually or by proxy at the Aris Meeting, excluding the votes of any “interested parties”, “related parties of interested parties” or “joint actors” whose votes may not be included in determining minority approval of a “business combination” under MI 61-101.

Formal Valuation

MI 61-101 also provides that, unless an exemption is available, an issuer proposing to carry out a “business combination” is required to obtain a formal valuation of the “affected securities” (in this case, being the Aris Shares)

and any non-cash consideration being offered to, or to be received by, the holders of the “affected securities” (in this case, being the GCM Shares comprising the Consideration Shares) from a qualified independent valuator where an “interested party” (in the case of the Arrangement) would, as a consequence of the transaction, directly or indirectly acquire the issuer or the business of the issuer, whether alone or with joint actors.

As discussed previously, GCM is an “interested party” and would acquire Aris as a consequence of the Arrangement. Accordingly, the Aris Special Committee retained BMO Capital Markets to prepare a formal valuation of the Aris Shares and the GCM Shares in the manner prescribed by MI 61-101 and supervised the preparation of the BMO Formal Valuation and Fairness Opinion. See “The Arrangement – Aris Formal Valuation and Aris Fairness Opinions” and the full text of the BMO Formal Valuation and Fairness Opinion attached as Appendix I to this Circular.

Prior Valuations

To the knowledge of Aris, other than the BMO Formal Valuation and Fairness Opinion, after reasonable inquiry, there has been no prior valuation of Aris, the Aris Shares or its material assets in the 24 months prior to the date of this Circular.

GCM Related Party Transaction

Pursuant to MI 61-101, Aris is a “related party” of GCM by virtue of GCM being a “control person” of Aris and beneficially owning, or having control or direction of, over 10% of the outstanding Aris Shares. The Arrangement constitutes a “related party transaction” for GCM for the purposes of MI 61-101.

While MI 61-101 provides that an issuer proposing to carry out a related party transaction may be required to obtain a formal valuation or obtain minority shareholder approval of the related party transaction, those provisions of MI 61-101 do not apply to the Arrangement because the Arrangement constitutes a “downstream transaction” of GCM. Under MI 61-101, a “downstream transaction” is a transaction between an issuer and a related party of the issuer if, at the time the transaction is agreed to (a) the issuer is a control person of the related party, and (b) to the knowledge of the issuer after reasonable inquiry, no related party of the issuer, other than a wholly-owned subsidiary entity of the issuer, beneficially owns or exercises control or direction over, other than through its interest in the issuer, more than five percent of any class of voting or equity securities of the related party that is a party to the transaction. As GCM is a “control person” of Aris and, to the knowledge of GCM after reasonable inquiry, no related party of GCM, beneficially owns or exercises control or direction over, other than through its interest in GCM, more than five percent of the Aris Shares, the Arrangement is a “downstream transaction”. Accordingly, the requirements of MI 61-101 relating to related party transactions do not apply to GCM in respect of the Arrangement and, therefore, GCM is not required to obtain a formal valuation or minority shareholder approval with respect to the Arrangement.

United States Securities Law Considerations

The following discussion is only a general overview of certain requirements of the United States federal securities Laws that may be applicable to the Consideration Shares issuable upon completion of the Arrangement. All holders of such securities are urged to consult with their own counsel to ensure compliance with applicable U.S. federal and state securities Laws.

Further information applicable to U.S. securityholders is disclosed under the heading “General Proxy Information –Information for United States Shareholders.”

The following discussion does not address the Canadian securities Laws that will apply to the issue of Consideration Shares, or the resale of any such securities, within Canada by Aris Shareholders in the United States. Aris Shareholders in the United States reselling any such securities in Canada must comply with Canadian securities Laws, as outlined elsewhere in this Circular.

The issuance of the Consideration Shares to Aris Shareholders in exchange for their Aris Shares, pursuant to the Arrangement, has not been and will not be registered under the U.S. Securities Act or applicable U.S. state securities Laws, and such securities will be issued to Aris Shareholders in certain states in reliance upon the Section 3(a)(10)

Exemption and exemptions from most applicable U.S. state securities Laws. The Section 3(a)(10) Exemption exempts the issuance of securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration under the U.S. Securities Act where the terms and conditions of the issuance and exchange of such securities have been determined to be substantively and procedurally fair to the persons to whom the securities will be issued by a court of competent jurisdiction, expressly authorized by Law to grant such approval, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely and adequate notice thereof. Pursuant to the BCBCA, the Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. All Aris Shareholders are entitled to appear and be heard at this hearing, provided that they satisfy the applicable conditions set forth in the Interim Order. The Court granted the Interim Order on August 16, 2022 and, subject to the approval of the Arrangement by Aris Shareholders, a hearing on the Arrangement will be held on or about September 21, 2022 by the Court. Accordingly, the Final Order, if granted, will constitute a basis for the Section 3(a)(10) Exemption from the registration requirement of the U.S. Securities Act. See “The Arrangement – Court Approval”. The issuance of the Consideration Shares to Aris Shareholders in exchange for Aris Shares, pursuant to the Arrangement, is expected to be exempt from registration under the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption.

The Consideration Shares to be received by Aris Shareholders upon completion of the Arrangement may be resold without restriction under the U.S. Securities Act, except by persons who are “affiliates” (as defined in Rule 144) of GCM after the Effective Date or who have been affiliates of GCM within 90 days before the Effective Date. Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Consideration Shares received by such affiliates or former affiliates of GCM will be subject to certain restrictions on resale imposed by the U.S. Securities Act, such that they may not resell such securities in the absence of registration under the U.S. Securities Act or an exemption from such registration, if available, such as the exemptions contained in Rule 144 or Rule 904 of Regulation S.

In general, pursuant to Rule 144, such affiliates or former affiliates will be entitled to sell, during any three-month period, the Consideration Shares that they receive pursuant to the Arrangement, provided that the number of such securities sold does not exceed the greater of one percent of the then outstanding securities of such class or, if such securities are listed on a United States securities exchange and/or reported through the automated quotation system of a U.S. registered securities association, the average weekly trading volume of such securities during the four calendar week period preceding the date of sale, subject to specified restrictions on manner of sale requirements, aggregation rules, notice filing requirements and the availability of current public information about the issuer required under Rule 144. Such affiliates will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be affiliates of GCM. Unless certain conditions are satisfied, Rule 144 is not available for resales of securities of any issuer (each, a “Shell Company”) that has ever had (i) no or nominal operations and (ii) no or nominal assets other than cash and cash equivalents. If GCM were ever to be deemed to be, or to have at any time previously been, a Shell Company, Rule 144 may be unavailable for resales of GCM Shares unless and until GCM has satisfied the applicable conditions.

In general, under Regulation S, persons who are affiliates or former affiliates of GCM solely by virtue of their status as an officer or director of GCM may sell the Consideration Shares outside the United States in an “offshore transaction” (which would include a sale through the TSX, if applicable) if neither the seller nor any person acting on its behalf engages in “directed selling efforts” in the United States and no selling commission, fee or other remuneration is paid in connection with such sale other than a usual and customary broker’s commission. For purposes of Regulation S, “directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered” in the sale transaction. Certain additional restrictions are applicable to a holder of Consideration Shares who is an “affiliate” (as defined in Rule 144) of GCM after the Arrangement other than by virtue of their status as an officer or director of GCM.

The Section 3(a)(10) Exemption does not exempt the issuance of securities other than the Consideration Shares issued to Aris Shareholders. As a result, the GCM Shares issuable upon exercise of the Aris Options or the Aris Warrants may not be issued in reliance upon the Section 3(a)(10) Exemption. Such GCM Shares may only be issued pursuant to another available exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities Laws or pursuant to a registration statement under the U.S. Securities Act.

Dissent Rights Under the Arrangement

Registered Aris Shareholders who wish to dissent with respect to the Aris Arrangement Resolution should take note that strict compliance with the dissent procedures is required.

The following description of the dissent procedures is not a comprehensive statement of the procedures to be followed by an Aris Dissenting Shareholder who seeks payment of the fair value of its Aris Shares, as applicable, and is qualified in its entirety by the reference to the Plan of Arrangement, the full text of the Interim Order and Part 8, Division 2 of the BCBCA, which are attached to this Circular as Appendices C, K and N, respectively. An Aris Dissenting Shareholder who intends to exercise the Dissent Rights should carefully consider and comply with the provisions of sections 237 to 247 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement, and seek independent legal advice. Failure to comply strictly with the provisions of the BCBCA, as modified by the Interim Order and the Plan of Arrangement, and to adhere to the procedures established therein, may result in the loss of all rights thereunder.

The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights with respect to the Arrangement described herein based on the evidence presented at such hearing.

Each Registered Aris Shareholder may exercise Dissent Rights in connection with the Arrangement pursuant to and in the manner set forth in Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order (if applicable). Each Aris Dissenting Shareholder who duly exercises its Dissent Rights in accordance with the Plan of Arrangement, shall be deemed to have transferred all Aris Shares held by such Aris Dissenting Shareholder and in respect of which Dissent Rights have been validly exercised, to Aris, free and clear of all Liens, and if such Aris Dissenting Shareholder:

(a)

is ultimately entitled to be paid fair value for its Aris Shares in respect of which they exercised Dissent Rights, which fair value shall be the fair value of such shares immediately before the passing by the Aris Shareholders of the Aris Arrangement Resolution, such Aris Dissenting Shareholder shall be paid an amount equal to such fair value by Aris and will be deemed to have irrevocably transferred such Aris Shares in consideration for such fair value; and

(b)

is ultimately not entitled, for any reason, to be paid fair value for such Aris Shares, such Aris Dissenting Shareholder shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Aris Shares and shall be entitled to receive only the consideration contemplated by the Plan of Arrangement that such Aris Dissenting Shareholder would have received pursuant to the Arrangement if such Aris Dissenting Shareholder had not exercised its Dissent Rights, but in no case shall Aris or any other person be required to recognize holders of Aris Shares who purport to exercise Dissent Rights as holders of Aris Shares after the time that is immediately prior to the Effective Time, and the names of such holders of Aris Shares who exercise Dissent Rights shall be deleted from the central securities register as holders Aris Shares at the Effective Time.

Non-Registered Aris Shareholders who wish to dissent with respect to their Aris Shares should be aware that only Registered Aris Shareholders are entitled to dissent with respect to them. A Registered Aris Shareholder such as an Intermediary who holds Aris Shares as nominee for Registered Aris Shareholders some of whom wish to dissent, must exercise Dissent Rights with respect to the Arrangement on behalf of such Non-Registered Aris Shareholders with respect to the Aris Shares held for such Non-Registered Aris Shareholders. In such case, the Aris Notice of Dissent (as defined below) should set forth the number of Aris Shares it covers.

Pursuant to section 238 of the BCBCA, the Interim Order and the Plan of Arrangement, every Registered Aris Shareholder who dissents from the Aris Arrangement Resolution in compliance with sections 237 to 247 of the BCBCA will be entitled to be paid by Aris the fair value of the Aris Shares held by such Aris Dissenting

Shareholder determined as of the close of business on the business day immediately preceding the date on which the Aris Arrangement Resolution was adopted.

An Aris Dissenting Shareholder must dissent with respect to all Aris Shares in which the holder owns a beneficial interest. A Registered Aris Shareholder who wishes to dissent to the Aris Arrangement Resolution must deliver written notice of dissent (an “Aris Notice of Dissent”) to Aris c/o Fasken Martineau DuMoulin LLP, 550 Burrard Street, Suite 2900, Vancouver, British Columbia, V6C 0A3 (Attention: Brook Greenberg) by 5:00 p.m. (Vancouver time) on September 15, 2022, or two business days prior to any adjournment or postponement of the Aris Meeting, and such Aris Notice of Dissent must strictly comply with the requirements of section 242 of the BCBCA.

Any failure by a Registered Aris Shareholder to fully comply may result in the loss of that holder’s Dissent Rights with respect to the Arrangement. Non-Registered Aris Shareholders who wish to exercise such Dissent Rights must arrange for the Registered Aris Shareholder holding their Aris Shares to deliver the Aris Notice of Dissent.

The delivery of an Aris Notice of Dissent does not deprive an Aris Dissenting Shareholder of the right to vote at the Aris Meeting on the Aris Arrangement Resolution; however, an Aris Dissenting Shareholder is not entitled to exercise the Dissent Rights with respect to the Arrangement with respect to any of their Aris Shares if the Aris Dissenting Shareholder votes in favour of the Aris Arrangement Resolution. A vote against the Aris Arrangement Resolution, whether virtually or by proxy, does not constitute an Aris Notice of Dissent.

An Aris Dissenting Shareholder must prepare a separate Aris Notice of Dissent for themselves, if dissenting on their own behalf, and for each other person who beneficially owns Aris Shares registered in the Aris Dissenting Shareholder’s name and on whose behalf the Aris Dissenting Shareholder is dissenting, and must dissent with respect to all of the Aris Shares registered in their name beneficially owned by the Non-Registered Aris Shareholder on whose behalf they are dissenting. The Aris Notice of Dissent must set out the number of Aris Shares in respect of which the Aris Notice of Dissent is to be sent (the “Arrangement Notice Shares”) and: (a) if such Aris Shares constitute all of the Aris Shares of which the Aris Dissenting Shareholder is the registered and beneficial owner and that holder owns no other Aris Shares as beneficial owner, a statement to that effect; (b) if such Aris Shares constitute all of the Aris Shares of which the Aris Dissenting Shareholder is both the registered and beneficial owner but the Aris Dissenting Shareholder owns additional Aris Shares beneficially, a statement to that effect and the names of the Registered Aris Shareholders, the number of Aris Shares held by such registered owners and a statement that written Aris Notice of Dissents are being or have been sent with respect to such other Aris Shares; or (c) if the Dissent Rights with respect to the Arrangement are being exercised by a registered owner on behalf of a Non-Registered Aris Shareholder who is not the dissenting shareholder, a statement to that effect and the name of the Non-Registered Aris Shareholder and a statement that the registered owner is dissenting with respect to all Aris Shares of the Non-Registered Aris Shareholder registered in such registered owner’s name.

If the Aris Arrangement Resolution is approved by the Aris Shareholders as required at the Aris Meeting, and if Aris notifies the Aris Dissenting Shareholders of its intention to act upon the Aris Arrangement Resolution, the Aris Dissenting Shareholder is then required within one month after Aris gives such notice, to send to Aris the certificates representing the Arrangement Notice Shares and a written statement that requires Aris to purchase all of the Arrangement Notice Shares. If the Dissent Rights with respect to the Arrangement are being exercised by the Aris Dissenting Shareholder on behalf of a Non-Registered Aris Shareholder who is not the Aris Dissenting Shareholder, a statement signed by such Non-Registered Aris Shareholder is required which sets out whether the Non-Registered Aris Shareholder is the beneficial owner of other Aris Shares and if so, (i) the names of the Registered Aris Shareholders of such Aris Shares; (ii) the number of such Aris Shares; and (iii) that dissent is being exercised in respect of all of such Aris Shares. Upon delivery of these documents, the Aris Dissenting Shareholder is deemed to have sold the Aris Shares and Aris is deemed to have purchased them as of the Effective Time.

The Aris Dissenting Shareholder and Aris may agree on the payout value of the Arrangement Notice Shares; otherwise, either party may apply to the Court to determine the fair value of the Arrangement Notice Shares or apply for an order that value be established by arbitration or by reference to the registrar or a referee of the Court. After a determination of the payout value of the Arrangement Notice Shares, Aris must then promptly pay that amount to the Aris Dissenting Shareholder.

An Aris Dissenting Shareholder loses their Dissent Rights with respect to the Arrangement if, before full payment is made for the Arrangement Notice Shares, Aris abandons the corporate action that has given rise to such Dissent Rights (namely, the Arrangement), a court permanently enjoins the action, or the Aris Dissenting Shareholder withdraws the Aris Notice of Dissent with Aris’ consent. When these events occur, Aris must return the share certificates to the Aris Dissenting Shareholder and the Aris Dissenting Shareholder regains the ability to vote and exercise shareholder rights.

The discussion above is only a summary of the Dissent Rights with respect to the Arrangement, which are technical and complex. A Shareholder who intends to exercise such Dissent Rights should carefully consider and comply with the provisions of sections 237 to 247 of the BCBCA as modified by the Interim Order, the Final Order and the Plan of Arrangement. Non-Registered Aris Shareholders who wish to dissent should be aware that only a Registered Aris Shareholder is entitled to dissent.

Aris suggests that any Aris Shareholder wishing to avail themselves of the Dissent Rights with respect to the Arrangement seek their own legal advice, as failure to comply strictly with the applicable provisions of the BCBCA and the Interim Order, Final Order and Plan of Arrangement may prejudice the availability of such Dissent Rights. Aris Dissenting Shareholders should note that the exercise of Dissent Rights with respect to the Arrangement can be a complex, time-consuming and expensive process.

If an Aris Dissenting Shareholder fails to strictly comply with the requirements of the Dissent Rights with respect to the Arrangement, it will lose such Dissent Rights, Aris will return to the Aris Dissenting Shareholder the certificate(s) representing the Arrangement Notice Shares that were delivered to Aris, if any, and if the Arrangement is completed, that Aris Dissenting Shareholder will be deemed to have participated in the Arrangement on the same terms as an Aris Shareholder.

If, as of the Effective Date, the aggregate number of Aris Shares in respect of which Aris Shareholders have duly and validly exercised Dissent Rights, or have instituted proceedings to exercise Dissent Rights in connection with the Arrangement, exceeds 5% of the Aris Shares then outstanding, GCM is entitled, in its discretion, not to complete the Arrangement. See “The Arrangement Agreement — Conditions to the Arrangement Becoming Effective – GCM Conditions Precedent”.

Information Concerning GCM

GCM is a Canadian-based gold and silver exploration and development company focused on acquiring and developing properties of merit to bring to production and operating such properties, with a primary emphasis on Colombia and Guyana. GCM holds 100% of the former Frontino Gold Mines Ltd. gold and silver assets, including the largest underground gold and silver mining operation in Colombia – the Segovia Operations – and 100% of the former Gold X operations in Guyana – the Toroparu Project. In February 2020, GCM completed the RTO Transaction to spin-out the Marmato Project to Caldas Gold and in July, August and December of 2020, it participated in various Caldas Gold securities offerings. In February 2021, Caldas Gold changed its name to “Aris Gold Corporation”. In April of 2022, GCM purchased the Aris Convertible Debenture. As a result of the various securities offerings, GCM now owns, as of the date of the Circular, approximately 44% of Aris through Caldas Holding, a wholly-owned subsidiary of GCM. Caldas Holding also owns 7,500,000 Aris Unlisted Warrants and 18,444,445 Aris Warrants. GCM beneficially and of record also owns the Aris Convertible Debenture and $9,463,555 principal amount of the Aris Gold-Linked Notes. GCM continues to own the GCM Marmato Project, consisting of the Zona Alta Mining Title and the Echandia Mining Title, of which GCM retains rights to the upper zone and has granted a permanent right to the lower zone, through an operating agreement, to Aris. GCM also owns, as of the date of this Circular, approximately 32% of Denarius and approximately 26% of Western Atlas.

GCM is a corporation existing under the Laws of the Province of British Columbia. GCM’s head office is located at 401 Bay Street, Suite 2400, PO Box 15, Toronto, Ontario M5H 2Y4 and its registered office is located at 1166 Alberni Street, Suite 1604, Vancouver, British Columbia, V6E 3Z3. GCM also has offices in Bogota and Medellin, Colombia and Georgetown, Guyana.

GCM is a reporting issuer in each of the provinces of Canada. The GCM Shares trade on the TSX under the trading symbol “GCM”, the GCM Listed Warrants trade on the TSX under the symbol “GCM.WT.B” and the GCM Unsecured Notes trade on the Singapore Exchange under the symbol “GCM:CN”.

For further information concerning the business and operations of GCM, see Appendix D.

Information Concerning Aris

Aris is a Canadian mining company led by an executive team with a demonstrated track record of creating value through building globally relevant gold mining companies. In Colombia, Aris operates the 100%-owned Marmato Mine, where a modernization and expansion program is under way, and as of April 12, 2022, operates the Soto Norte Project, where environmental licensing is advancing to develop a new gold mine. Aris also owns the Juby Project, an advanced exploration stage gold project in the Abitibi greenstone belt of Ontario, Canada.

Aris is a corporation existing pursuant to the Laws of the Province of British Columbia. Aris’ head office is located at 425 Hornby Street, Vancouver, British Columbia, V6C 2Y2 and its registered office and mailing address is located at 550 Burrard Street, Suite 2900, Vancouver, British Columbia, V6C 0A3.

Aris is a reporting issuer in each of the provinces of Canada (other than Québec) and the Aris Shares trade on the TSX under the trading symbol “ARIS” and on the OTCQX under the symbol “ALLXF”. Further, the Aris Listed Warrants are listed and posted for trading on the TSX under the symbol “ARIS.WT” and the Aris Gold-Linked Notes are listed and posted for trading on the NEO under the symbol “ARIS.NT.U”. It is anticipated that, as soon as reasonably practicable after completion of the Arrangement, the Aris Shares will be delisted from trading on the TSX. It is anticipated that after the completion of the Arrangement, pursuant to which Aris and SubCo will amalgamate to form AmalCo, the Aris Listed Warrants will continue to trade on the TSX and the Aris Gold-Linked Notes will continue to trade on the NEO, and therefore AmalCo will continue to be a reporting issuer in each of the provinces of Canada (other than Québec). For further information concerning the treatment of Aris’ securities in connection with the Arrangement, see “The Arrangement – Description of the Arrangement”.

For further information concerning the business and operations of Aris, see Appendix E.

Information Concerning the Resulting Issuer Following Completion of the Arrangement

As a result of the Arrangement, Aris will be amalgamated with SubCo to form AmalCo, which will be a wholly-owned subsidiary of the Resulting Issuer. It is anticipated that after completion of the Arrangement, the Resulting Issuer will be a reporting issuer in each of the provinces of Canada. For further information concerning the business and operations of the Resulting Issuer following completion of the Arrangement, see Appendix F.

Pro Forma Consolidated Financial Information

See Appendix F for the Pro Forma Consolidated Financial Information. Reference should be made, among other things, to: (a) GCM’s audited annual consolidated financial statements for the year ended December 31, 2021 and unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2022, each of which is incorporated by reference in this Circular, and (b) Aris’ audited annual consolidated financial statements for the year ended December 31, 2021 and unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2022, each of which is incorporated by reference in this Circular.

INCOME TAX CONSIDERATIONS

Certain Canadian Federal Income Tax Considerations

The following summary describes, as of the date hereof, the principal Canadian federal income tax considerations under the Tax Act of the Arrangement generally applicable to a beneficial owner of Aris Shares who, at all relevant times, for purposes of the Tax Act: (i) deals at arm’s length with Aris and GCM; (ii) is not affiliated with Aris or

GCM; and (iii) holds its Aris Shares, and will hold the GCM Shares received upon the Arrangement, as capital property (a “Holder”).

Aris Shares will generally be considered to be capital property to a Holder unless such Aris Shares are held by the Holder in the course of carrying on a business of buying and selling securities or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (i) that is a “specified financial institution” for the purposes of the Tax Act; (ii) that is a “financial institution” for the purposes of the mark-to-market rules in the Tax Act; (iii) an interest in which is a “tax shelter investment” for the purposes of the Tax Act; (iv) who makes or has made a functional currency reporting election for the purposes of the Tax Act; (v) that is a foreign affiliate, as defined in the Tax Act, of a taxpayer resident in Canada; (vi) that has entered into or will enter into a “derivative forward agreement” or a “synthetic disposition arrangement”, each as defined in the Tax Act, in respect of the Aris Shares or GCM Shares; (vii) that has received, or receives, Aris Shares upon the exercise of an Aris Option or pursuant to any other employee compensation plan; (viii) that will receive dividends on the GCM Shares under or as part of a “dividend rental arrangement”, as defined in the Tax Act; or (ix) that is exempt from Tax under the Tax Act. In addition, this summary does not address the tax considerations to holders of Aris Warrants, Aris Options, Aris PSUs or Aris DSUs. Such holders should consult their own tax advisors to determine the tax consequences to them of the Arrangement.

This summary does not address the possible application of the “foreign affiliate dumping” rules that may be applicable to a Holder that is a corporation resident in Canada (for the purposes of the Tax Act) and is or becomes, or does not deal at arm’s length with a corporation resident in Canada (for the purposes of the Tax Act) that is or becomes, as part of a transaction or event or series of transactions or events that includes the Arrangement, controlled by a non-resident person, or a group of non-resident persons not dealing with each other at arm’s length (for purposes of the Tax Act), for purposes of the rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to the tax consequences to them of the Arrangement.

This summary is based on the current provisions of the Tax Act, and on counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. Except for the Proposed Amendments, this summary does not otherwise take into account or anticipate any changes in Law or administrative policy or assessing practice of the CRA whether by legislative, regulatory, administrative or judicial action, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice or representations to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Holders should consult their own tax advisors for advice with respect to the tax consequences of the transactions described in this Circular, having regard to their own particular circumstances.

Currency Conversion

For purposes of the Tax Act, all amounts (including amounts related to the acquisition, holding or disposition of Aris Shares or GCM Shares, such as dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars, and amounts denominated in a currency other than the Canadian dollar generally must be converted into Canadian dollars using the applicable rate of exchange (for purposes of the Tax Act) quoted by the Bank of Canada on the date such amounts arose, or such other rate of exchange as is acceptable to the Minister of National Revenue (Canada).

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the application of the Tax Act and any applicable income tax treaty or convention, is, or is deemed to be, resident in Canada (a “Resident Holder”). Certain Resident Holders whose Aris Shares or GCM Shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to have such shares, and every other “Canadian security” (as defined in the Tax Act) owned by them in the taxation year and any subsequent taxation year deemed to be capital property by making an irrevocable election in accordance with subsection 39(4) of the Tax Act. Resident Holders considering making such an election should consult their own tax advisors for advice as to whether the election is available or advisable in their own particular circumstances.

Exchange of Aris Shares for GCM Shares

A Resident Holder of Aris Shares who, on the Amalgamation, receives GCM Shares in consideration for the Resident Holder’s Aris Shares will be deemed to have disposed of the Resident Holder’s Aris Shares for proceeds of disposition equal to the Resident Holder’s adjusted cost base of those shares immediately before the Effective Time. Consequently, a Resident Holder will realize neither a capital gain nor a capital loss as a result of the Amalgamation. A Resident Holder will be deemed to have acquired the GCM Shares at an aggregate cost equal to the proceeds of disposition of the Resident Holder’s Aris Shares. If the Resident Holder owns any other GCM Shares at the Effective Time, the cost of each GCM Share owned by the Resident Holder immediately after the Effective Time will be determined by averaging the cost of the GCM Shares acquired on the Amalgamation with the adjusted cost base of those other GCM Shares.

Dissenting Resident Holders

A Resident Holder who validly exercises Dissent Rights in respect of the Arrangement (a “Dissenting Resident Holder”) will be deemed to have transferred such Dissenting Resident Holder’s Aris Shares to Aris, and will be entitled to receive a payment from Aris of an amount equal to the fair value of such Dissenting Resident Holder’s Aris Shares. A Dissenting Resident Holder will be deemed to have received a taxable dividend equal to the amount, if any, by which such payment (other than any portion of the payment that is interest, if any, awarded by the Court) exceeds the “paid-up capital” (computed for the purposes of the Tax Act) of the Dissenting Resident Holder’s Aris Shares immediately before their surrender to Aris pursuant to the Arrangement. In the case of a Dissenting Resident Holder that is a corporation, in some circumstances, the amount of such deemed dividend may be treated as proceeds of disposition and not a dividend. The tax consequences described below under the heading “Holders Resident in Canada – Dividends on GCM Shares” will generally apply with respect to any deemed dividend arising to a Dissenting Resident Holder.

In addition, the Dissenting Resident Holder will be considered to have disposed of such Aris Shares for proceeds of disposition equal to the amount paid to such Dissenting Resident Holder (other than that portion that is in respect of interest, if any, awarded by the Court), less the amount of any deemed dividend arising on the surrender of such Aris Shares as described above. The Dissenting Resident Holder will, in general, realize a capital gain (or a capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to such Dissenting Resident Holder of the Aris Shares immediately before their surrender to Aris pursuant to the Arrangement. See “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” below for a general discussion of the treatment of capital gains and losses under the Tax Act.

Any interest awarded by the Court to a Dissenting Resident Holder will be included in such Dissenting Resident Holder’s income for the purposes of the Tax Act.

A Dissenting Resident Holder that is throughout its taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) or a “substantive CCPC” (as defined in the Proposed Amendments) may be liable to pay a refundable tax on its “aggregate investment income” (as defined in the Tax Act), including amounts in respect of taxable capital gains, taxable dividends and interest.

Resident Holders who are contemplating exercising their Dissent Rights should consult their own tax advisors with respect to the tax consequences of exercising their Dissent Rights.

Dividends on GCM Shares

A Resident Holder, who is an individual, will be required to include in income any dividends received or deemed to be received on the Resident Holder’s GCM Shares. In the case of a Resident Holder who is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit rules applicable to any dividends designated by GCM as “eligible dividends”, as defined in the Tax Act. There may be limitations on the ability of GCM to designate dividends as eligible dividends.

A Resident Holder that is a corporation will be required to include in income any dividend received or deemed to be received on the Resident Holder’s GCM Shares, but generally will be entitled to deduct an equivalent amount in computing taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of a disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A “private corporation” or a “subject corporation” (each as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax on any dividend that it receives or is deemed to receive on GCM Shares to the extent that the dividend is deductible in computing the corporation’s taxable income.

Taxable dividends received by an individual or a trust, other than certain specified trusts, may give rise to minimum tax as calculated under the detailed rules set out in the Tax Act.

Disposing of GCM Shares

Generally on a disposition or deemed disposition of a GCM Share (other than a disposition to GCM that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in the open market, subject to certain detailed exceptions in the Tax Act), a Resident Holder will realize a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base to the Resident Holder of the GCM Share immediately before the disposition or deemed disposition and any reasonable costs of disposition. For a description of the tax treatment of capital gains and capital losses, see “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” below.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for the year, and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year (subject to and in accordance with rules contained in the Tax Act). Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A Resident Holder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the Tax Act) or a “substantive CCPC” (as defined in the Proposed Amendments) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act), including any taxable capital gains.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition or deemed disposition of a GCM Share may be reduced by the amount of certain dividends previously received (or deemed to be received) by the Resident Holder on such share (or, in certain circumstances, another share where the share has been acquired in exchange for such other share) to the extent and under circumstances prescribed by the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns a GCM Share or where a trust or partnership of which a Resident Holder that is a corporation is a beneficiary or a member is itself a member of a partnership or a beneficiary of a trust that owns a GCM Share. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to a liability for minimum tax as calculated under the detailed rules set out in the Tax Act.

Eligibility for Investment

Based on the current provisions of the Tax Act as of the date hereof, the GCM Shares issued pursuant to the Arrangement will be qualified investments under the Tax Act for trusts governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a deferred profit sharing plan, a registered education savings plan (“RESP”), a registered disability savings plan (“RDSP”) or a tax-free savings account (“TFSA”) (each as defined in the Tax Act), at any particular time, provided that, at that time, the GCM Shares are listed on a “designated stock exchange” (which currently includes the TSX).

Notwithstanding that GCM Shares may be qualified investments for a trust governed by a RRSP, RRIF, TFSA, RDSP or RESP, the annuitant under an RRSP or RRIF, the holder of a TFSA or RDSP, or the subscriber under an RESP, as applicable, will be subject to a penalty tax on such shares if such shares are a “prohibited investment” (as defined in subsection 207.01(1) of the Tax Act). GCM Shares will generally not be a “prohibited investment” for a trust governed by a TFSA, RRSP, RRIF, RDSP or RESP provided that (i) the holder of the TFSA or RDSP, the annuitant under the RRSP or the RRIF, or the subscriber under the RESP, as applicable, deals at arm’s length with GCM for purposes of the Tax Act and does not have a “significant interest” (as defined in subsection 207.01(4) of the Tax Act) in GCM, or (ii) the GCM Shares are “excluded property” (as defined in subsection 207.01(1) of the Tax Act) for the TFSA, RRSP, RRIF, RDSP or RESP. An annuitant under an RRSP or RRIF, a holder of a TFSA or RDSP, or a subscriber under an RESP should consult its own tax advisor in this regard.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for the purposes of the application of the Tax Act and any applicable tax treaty or convention, is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, the Aris Shares or GCM Shares in a business carried on in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to certain holders that are insurers carrying on an insurance business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act).

Exchange of Aris Shares for GCM Shares

The discussion above, under the heading “Holders Resident in Canada – Exchange of Aris Shares for GCM Shares”, also applies to Non-Resident Holders. If a Non-Resident Holder holds Aris Shares as “taxable Canadian property” for purposes of the Tax Act (see discussion below under the heading “Disposing of GCM Shares”), the GCM Shares received in consideration therefor will be deemed to be “taxable Canadian property” of the Non-Resident Holder at any time that is within 60 months after the Effective Time.

Dissenting Non-Resident Holders

A Non-Resident Holder who validly exercises Dissent Rights in respect of the Arrangement (a “Dissenting Non-Resident Holder”) will be deemed to have transferred such Dissenting Non-Resident Holder’s Aris Shares to Aris, and will be entitled to receive a payment from Aris of an amount equal to the fair value of such Dissenting Non-Resident Holder’s Aris Shares. A Dissenting Non-Resident Holder will be deemed to receive a taxable dividend equal to the amount, if any, by which such payment (other than any portion of the payment that is interest, if any, awarded by the Court) exceeds the “paid-up capital” (computed for the purposes of the Tax Act) of the Dissenting Non-Resident Holder’s Aris Shares immediately before their surrender to Aris pursuant to the Arrangement. Any such dividend will be subject to Canadian withholding tax under the Tax Act at a rate of 25% of the gross amount of the dividend, unless the rate of withholding is reduced under the provisions of an applicable income tax treaty or convention.

A Dissenting Non-Resident Holder of Aris Shares will also be considered to have disposed of such Aris Shares for proceeds of disposition equal to the amount paid to such Dissenting Non-Resident Holder less an amount in respect of interest, if any, awarded by the Court and the amount of any deemed dividend. A Dissenting Non-Resident Holder will generally not be subject to income tax under the Tax Act in respect of any capital gain realized on a disposition of Aris Shares pursuant to the exercise of the Dissenting Non-Resident Holder’s Dissent Rights unless such Aris Shares constitute, or are deemed to constitute, “taxable Canadian property” of the Dissenting Non-Resident Holder and the Dissenting Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention. See the discussion below under the heading “Disposing of GCM Shares” for more detail.

Any interest paid or credited to a Dissenting Non-Resident Holder will generally not be subject to Canadian withholding tax under the Tax Act provided such interest is not “participating debt interest” (as defined in the Tax Act).

Non-Resident Holders who are contemplating exercising their Dissent Rights should consult their own tax advisors with respect to the tax consequences of exercising their Dissent Rights.

Dividends on GCM Shares

Dividends paid or credited, or deemed to be paid or credited, on a Non-Resident Holder’s GCM Shares will be subject to Canadian withholding tax under the Tax Act at a rate of 25% of the gross amount of the dividend, unless the rate of withholding is reduced under the provisions of an applicable income tax treaty or convention. In the case of a beneficial owner of dividends who is a resident of the United States for purposes of the Convention, and who is entitled to all of the benefits of the Convention, the rate of withholding will generally be reduced to 15%. Non-Resident Holders should consult their own tax advisors in this regard.

Disposing of GCM Shares

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of a GCM Share acquired pursuant to the Arrangement, unless the GCM Share is: (i) “taxable Canadian property” of the Non-Resident Holder at the time of disposition or deemed disposition for purposes of the Tax Act; and (ii) not “treaty protected property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition or deemed disposition. Provided that at the time of disposition or deemed disposition the GCM Shares are listed on a designated stock exchange for purposes of the Tax Act (which currently includes the TSX), the GCM Shares will not be “taxable Canadian property” of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding that time the follow two conditions are met concurrently: (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder does not deal at arm’s length for purposes of the Tax Act, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of GCM; and (ii) more than 50% of the fair market value of the GCM Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such property (whether or not such property exists). Notwithstanding the foregoing, the GCM Shares may be deemed to be “taxable property” in certain circumstances as set in the Tax Act.

Non-Resident Holders who dispose of GCM Shares that may constitute “taxable Canadian property” should consult their own tax advisors with respect to the tax consequences of the disposition having regard to their particular circumstances.

This summary is of a general nature only, and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any Holder. Accordingly, Holders should consult their own tax advisors for advice as to the income tax consequences to them of the Arrangement in their particular circumstances.

Certain United States Federal Income Tax Considerations

The following discussion summarizes the material U.S. federal income tax consequences generally applicable to U.S. Holders of Aris Shares relating to the exchange of Aris Shares for GCM Shares pursuant to the Arrangement, to the exercise of Dissent Rights and to the ownership and disposition of GCM Shares received pursuant to the Arrangement. Except as expressly provided otherwise below, this discussion applies only to U.S. Holders that hold their Aris Shares, and will hold their GCM Shares received pursuant to the Arrangement, as capital assets (generally, property held for investment purposes). This section does not apply to holders subject to special rules, including brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax-exempt organizations, insurance companies, banks, thrifts and other financial institutions, persons liable for alternative minimum tax, persons that own or have owned, directly, indirectly or constructively, 10% or more (by vote or value) of Aris’ or GCM’s equity, persons that own or will own, directly, indirectly or constructively, 5% or more (by vote or value) of GCM’s equity after the Arrangement, persons that hold an interest in an entity that holds Aris Shares or will hold GCM Shares, persons that hold Aris Shares or will hold GCM Shares as part of a hedging, integration, conversion or constructive sale transaction or a straddle, or persons whose functional currency is not the U.S. dollar.

This discussion does not purport to be a complete analysis of all of the potential U.S. federal income tax considerations that may be relevant to U.S. Holders in light of their particular circumstances. Furthermore, it does not address any aspect of non-U.S., state, local or estate or gift taxation or the 3.8% Medicare tax imposed on certain net investment income. In addition, this discussion does not address the U.S. federal income tax considerations of the Arrangement to holders of Aris Warrants, Aris Options, Aris PSUs or Aris DSUs. Each Aris Shareholder should consult its own tax advisor as to the U.S. federal, state, local, non-U.S. and any other tax consequences of the Arrangement and the ownership and disposition of GCM Shares. This discussion is based on the U.S. Tax Code, its legislative history, administrative pronouncements of the IRS, existing and proposed U.S. Treasury regulations, published rulings and court decisions, and the Convention, all as in effect as of the date of this Circular, and any of which may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below.

A “U.S. Holder” is a beneficial owner of Aris Shares or GCM Shares, who, for U.S. federal income tax purposes, is a citizen or individual resident of the United States, a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the Laws of the United States, or any state thereof, or the District of Columbia, an estate whose income is subject to U.S. federal income tax regardless of its source, or a trust (i) if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership or other pass-through entity holds Aris Shares or GCM Shares, the U.S. federal income tax treatment of a partner, beneficiary or other stakeholder will generally depend on the status of that person and the tax treatment of the pass-through entity. A partner, beneficiary or other stakeholder in a pass-through entity holding Aris Shares or GCM Shares should consult its own tax advisor with regard to the U.S. federal income tax treatment of the Arrangement and the ownership and disposition of GCM Shares.

The following discussion is for general information purposes only, does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder in light of such holder’s circumstances and income tax situation, and is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder. No opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder is made. Each U.S. Holder is urged to consult its own tax advisor regarding the particular tax consequences to it of the transactions contemplated by the Arrangement, including the application of U.S. federal, state and local tax Laws, as well as any applicable non-U.S. tax Laws, to a U.S. Holder’s particular situation, and of any change in applicable tax Laws.

U.S. Federal Income Tax Considerations Relating to the Arrangement

Exchange of Aris Shares for GCM Shares in the Arrangement

Subject to the discussion below regarding the application of the passive foreign investment company rules to the Arrangement, the exchange of Aris Shares for GCM Shares is intended to qualify as a reorganization within the meaning of section 368(a) of the U.S. Tax Code, although there can be no assurance that it will so qualify. Accordingly, subject to the discussion below regarding the application of the passive foreign investment company rules to the Arrangement, assuming the exchange of Aris Shares for GCM Shares qualifies as a reorganization under section 368(a) of the U.S. Tax Code, a U.S. Holder of Aris Shares will not recognize any gain or loss on the exchange of its shares for GCM Shares. The aggregate basis of the GCM Shares received in the exchange should be the same as the aggregate basis of the Aris Shares for which they are exchanged. The holding period of GCM Shares received in the exchange will include the holding period of the Aris Shares for which they are exchanged. If a U.S. Holder holds different blocks of Aris Shares (generally as a result of having acquired different blocks of shares at different times or at different costs), such U.S. Holder’s tax basis and holding period in its GCM Shares may be determined with reference to each block of Aris Shares for which they are exchanged.

If, however, the exchange of Aris Shares for GCM Shares does not qualify as a reorganization under section 368(a) of the U.S. Tax Code, a U.S. Holder of Aris Shares will recognize gain or loss on the exchange of its shares for GCM Shares equal to the difference between the fair market value of the GCM Shares received and the adjusted basis in the Aris Shares surrendered. For this purpose, U.S. Holders of Aris Shares must calculate gain or loss separately for each identified block of Aris Shares exchanged (that is, Aris Shares acquired at the same cost in a single transaction). The basis of each of the GCM Shares received in the exchange will equal its fair market value, and the holding period for the GCM Shares will begin on the day after the exchange.

Gain on the disposition of stock in a corporation treated as a PFIC with respect to a U.S. Holder is subject to special adverse U.S. federal income tax rules, discussed more fully below under “U.S. Federal Income Tax Considerations Relating to the GCM Shares – Passive Foreign Investment Company Rules”, unless such holder has timely made certain elections. Aris has not made any determination for any prior tax year or for its current tax year regarding whether it was then or is a PFIC, but Aris may have been a PFIC for its prior tax years or may be a PFIC for its current tax year. No opinion of legal counsel or ruling from the IRS concerning the status of Aris as a PFIC has been obtained or is currently planned to be requested. The analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances regarding the PFIC status of Aris during the current tax year which includes the Effective Date or any prior tax year. Each U.S. Holder is urged to consult its own tax advisor regarding the particular tax consequences to it with respect to PFIC implications.

Application of the Passive Foreign Investment Company Rules to the Arrangement

A U.S. Holder of Aris Shares may be subject to certain adverse U.S. federal income tax rules in respect of an exchange of their shares if Aris were classified as a PFIC for any taxable year during which such U.S. Holder has held Aris Shares and did not have certain elections in effect. The rules governing the determination of whether a non-U.S. corporation qualifies as a PFIC with respect to a U.S. Holder, and the consequences to a U.S. Holder of owning and disposing of shares of a PFIC, are described more fully below under “U.S. Federal Income Tax Considerations Relating to the GCM Shares – Passive Foreign Investment Company Rules”.

Section 1291(f) of the U.S. Tax Code provides that, to the extent provided in U.S. Treasury regulations, any gain on the transfer of stock in a PFIC shall be recognized notwithstanding any other provision of Law. Pursuant to the Proposed PFIC Regulations, U.S. Holders would not recognize gain (beyond gain that would otherwise be recognized under the applicable non-recognition rules) on the disposition of stock in a PFIC if the disposition results from a non-recognition transfer in which the stock of the PFIC is exchanged solely for stock of another corporation that qualifies as a PFIC for its taxable year that includes the day after the non-recognition transfer. If finalized in their current form, the Proposed PFIC Regulations would be effective for transactions occurring on or after April 11, 1992, including the Arrangement.

Because the Proposed PFIC Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed.

If Aris were treated as a PFIC with respect to a U.S. Holder but GCM were not treated as PFIC for the current taxable year, and if the Proposed PFIC Regulations were finalized in their current form and made applicable to the Arrangement (even if such finalization occurs after completion of the Arrangement), then the exchange of Aris Shares for GCM Shares would be a fully taxable transaction for such U.S. Holder. Any gain realized would be subject to the rules described below under “U.S. Federal Income Tax Considerations Relating to the GCM Shares –Passive Foreign Investment Company Rules” applicable to U.S. Holders who dispose of stock of a PFIC.

The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of U.S. Treasury regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the PFIC rules to the Arrangement, including the application of any information reporting requirements related to the ownership and disposition of shares of a PFIC.

U.S. Holders Exercising Dissent Rights

A U.S. Holder that exercises Dissent Rights with respect to their Aris Shares and is paid cash in exchange for all of such U.S. Holder’s Aris Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the U.S. dollar value of the Canadian currency received by such U.S. Holder in exchange for such U.S. Holder’s Aris Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the adjusted tax basis of such U.S. Holder in such Aris Shares surrendered. Subject to the PFIC rules generally discussed in this discussion below under “U.S. Federal Income Tax Considerations Relating to the GCM Shares – Passive Foreign Investment Company Rules”, such gain or loss will generally be capital gain or loss, which will be long-term capital gain or loss if the holding period with respect to such Aris Shares is more than one year as of the date of the exchange. Preferential tax rates apply to long-term capital gains of a non-corporate U.S. Holder. Deductions for capital losses are subject to complex limitations under the Code.

Subject to the discussion below regarding the application of the passive foreign investment company rules to the Arrangement, the exchange of Aris Shares for GCM Shares has been structured in a manner intended to qualify as a reorganization within the meaning of section 368(a) of the U.S. Tax Code, including providing that any payment to Aris Shareholders who exercised Dissent Rights are to be paid by Aris from cash held by Aris, although there can be no assurance that the Arrangement will qualify as such a reorganization.

U.S. Federal Income Tax Considerations Relating to the GCM Shares

Passive Foreign Investment Company Rules

A non-U.S. corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is “passive income” or (ii) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income”. In general, “passive income” includes dividends, interest, certain rents and royalties and the excess of gains over losses from certain commodities transactions, including transactions involving gold and other precious metals. Net gains from commodities transactions are generally treated as passive income unless such gains are active business gains from the sale of commodities and “substantially all” (at least 85 percent) of the corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business. If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the corporation will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made.

GCM has not made any determination for any prior tax year or for its current tax year regarding whether it was then or is a PFIC, but GCM may have been a PFIC for its prior tax years or may be a PFIC for its current tax year. No opinion of legal counsel or ruling from the IRS concerning the status of GCM as a PFIC has been obtained or is currently planned to be requested. The analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances regarding the PFIC status of GCM during the current tax year which includes the Effective Date or any prior tax year. Each U.S. Holder is urged to consult its own tax advisor regarding the particular tax consequences to it with respect to PFIC implications.

As described below, adverse tax consequences could apply to a U.S. Holder if GCM were classified as a PFIC. A U.S. Holder would be required to report any gain on the disposition of any GCM Shares as ordinary income, rather than as capital gain, and to compute the tax liability on the gain and any “Excess Distribution” (as defined below) received in respect of the GCM Shares as if such items had been earned ratably over each day in the U.S. Holder’s holding period (or a portion thereof) for the GCM Shares. The amounts allocated to the taxable year of disposition and to years before GCM became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amount. An “Excess Distribution” is the amount by which distributions received by a U.S. Holder during a taxable year in respect of its GCM Shares exceed 125% of the average amount of distributions in respect thereof received during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for the GCM Shares). For purposes of these rules, gifts, exchanges pursuant to corporate reorganizations and use of the GCM Shares as security for a loan may be treated as a taxable disposition of the GCM Shares.

Certain additional adverse tax rules will apply to a U.S. Holder for any taxable year in which GCM is treated as a PFIC with respect to such U.S. Holder and any of GCM’s subsidiaries is also treated as a PFIC (a “Subsidiary PFIC”). In such a case, the U.S. Holder will generally be deemed to own its proportionate interest (by value) in any Subsidiary PFIC and be subject to the PFIC rules described above with respect to the Subsidiary PFIC regardless of such U.S. Holder’s percentage ownership in GCM.

The tax consequences described above may be mitigated if a U.S. Holder makes a timely “qualified electing fund” election (a “QEF election”) with respect to its interest in the PFIC provided GCM provides the necessary information regarding its ordinary earnings and net capital gain. Consequently, if GCM is classified as a PFIC, it would likely be advantageous for a U.S. Holder to elect to treat GCM as a “qualified electing fund” (a “QEF”) with respect to such U.S. Holder in the first year in which it holds GCM Shares. If a U.S. Holder makes a timely QEF election with respect to GCM, the electing U.S. Holder would be required in each taxable year that GCM is considered a PFIC to include in gross income (i) as ordinary income, the U.S. Holder’s pro rata share of the ordinary earnings of GCM and (ii) as capital gain, the U.S. Holder’s pro rata share of the net capital gain (if any) of GCM, whether or not the ordinary earnings or net capital gain are distributed. An electing U.S. Holder’s basis in GCM Shares will be increased to reflect the amount of any taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the GCM Shares and will not be taxed again as distributions to the U.S. Holder.

A QEF election made with respect to GCM will not apply to any Subsidiary PFIC; a QEF election must be made separately for each Subsidiary PFIC (in which case the treatment described above would apply to such Subsidiary PFIC). If a U.S. Holder makes a timely QEF election with respect to a Subsidiary PFIC, it would be required in each taxable year to include in gross income its pro rata share of the ordinary earnings and net capital gain of such Subsidiary PFIC, but may not receive a distribution of such income. Such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge (which would not be deductible for U.S. federal income tax purposes if the U.S. Holder were an individual).

The U.S. federal income tax on any gain from the disposition of GCM Shares or from the receipt of Excess Distributions may be greater than the tax would be if a timely QEF election is made. U.S. Holders are urged to consult their own tax advisors regarding the advisability and availability of making a QEF election with respect to GCM and any Subsidiary PFIC.

Alternatively, if GCM were to be classified as a PFIC, a U.S. Holder could also avoid certain of the rules described above by making a mark-to-market election (instead of a QEF election), provided the GCM Shares are treated as regularly traded on a qualified exchange or other market within the meaning of the applicable Treasury regulations. However, a U.S. Holder will not be permitted to make a mark-to-market election with respect to a Subsidiary PFIC. U.S. Holders should consult their own tax advisers regarding the potential availability and consequences of a mark-to-market election, as well as the advisability of making a protective QEF election in case GCM is classified as a PFIC in any taxable year.

During any taxable year in which GCM or any Subsidiary PFIC is treated as a PFIC with respect to a U.S. Holder, that U.S. Holder generally may be required to file IRS Form 8621, subject to certain exceptions. U.S. Holders should consult their own tax advisers concerning annual filing requirements.

U.S. Holders are urged to consult their own tax advisors regarding the tax consequences which would arise if GCM were treated as a PFIC for any taxable year, including as to how such a classification would impact the tax consequences of the Arrangement.

Distributions on the GCM Shares

Subject to the passive foreign investment company rules discussed above, the gross amount of any distribution received by a U.S. Holder with respect to the GCM Shares (including any amounts withheld to pay Canadian withholding taxes) will be included in the gross income of the U.S. Holder as a dividend to the extent attributable to GCM’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. GCM may not calculate its earnings and profits under U.S. federal income tax rules. Accordingly, U.S. Holders should expect that a distribution generally will be treated as a dividend for U.S. federal income tax purposes. Subject to the passive foreign investment company rules discussed above, distributions on GCM Shares to certain non-corporate U.S. Holders that are treated as dividends may be taxed at preferential rates. Such dividends will not be eligible for the “dividends received” deduction ordinarily allowed to corporate shareholders with respect to dividends received from U.S. corporations.

The amount of any dividend paid in Canadian dollars (including amounts withheld to pay Canadian withholding taxes) will equal the U.S. dollar value of the Canadian dollars calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by the U.S. Holder, regardless of whether the Canadian dollars are converted into U.S. dollars. A U.S. Holder will have a tax basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars received are converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss will be treated as U.S. source ordinary income or loss.

A U.S. Holder may be entitled to deduct or credit Canadian withholding tax imposed on dividends paid to a U.S. Holder, subject to applicable limitations in the Code. For purposes of calculating a U.S. Holder’s foreign tax credit, dividends received by such U.S. Holder with respect to the equity of a foreign corporation generally constitute foreign source income. Dividends distributed by GCM will generally constitute “passive category” income for U.S. foreign tax credit purposes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale, Exchange or Other Taxable Disposition of the GCM Shares

A U.S. Holder will recognize gain or loss on the sale, exchange or other taxable disposition of the GCM Shares in an amount equal to the difference between the amount realized for the GCM Shares and the U.S. Holder’s adjusted tax basis in such GCM Shares. Subject to the passive foreign investment company rules discussed above, the gain or loss will generally be a capital gain or loss. Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any capital gain or loss recognized by a U.S. Holder generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

Required Disclosure with Respect to Foreign Financial Assets

Certain U.S. Holders are required to report information relating to an interest in the GCM Shares, subject to exceptions (including an exception for GCM Shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in the GCM Shares. U.S. Holders are urged to consult their own tax advisors regarding information reporting requirements relating to their ownership of the GCM Shares.

RISK FACTORS

GCM Shareholders who vote in favour of the GCM Resolution and Aris Shareholders who vote in favour of the Aris Arrangement Resolution will be voting in favour of combining the businesses of GCM and Aris, and, in the case of Aris Shareholders, to invest in GCM Shares and, in the case of GCM Shareholders, to invest in the business of Aris. There are certain risk factors associated with the Arrangement, an investment in GCM Shares and an investment in Aris which should be carefully considered by GCM Shareholders and Aris Shareholders, including the fact that the Arrangement may not be completed, if among other things, the GCM Resolution is not approved at the GCM Meeting, the Aris Arrangement Resolution is not approved at the Aris Meeting or if any other conditions precedent to the completion of the Arrangement are not satisfied or waived, as applicable. Readers are cautioned that such risk factors are not exhaustive. These risk factors should be considered in conjunction with the other information included in this Circular, Appendices D, E and F, including the documents incorporated by reference therein, and documents filed by GCM and Aris pursuant to applicable Laws from time to time.

The Arrangement May Not Be Completed

Each of the Parties has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can the Parties provide any assurance, that the Arrangement Agreement will not be terminated before the completion of the Arrangement.

In addition, the completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of the Parties, including obtaining approval of GCM Shareholders of the GCM Resolution, approval of Aris Shareholders of the Aris Arrangement Resolution, Key Regulatory Approvals, including the Competition Approval and the approval of the Arrangement by the TSX, and approval of the Court. There is no certainty, nor can the Parties provide any assurance, that these conditions will be satisfied, or if satisfied, when they will be satisfied. However, the TSX has conditionally approved the listing of the GCM Shares to be issued pursuant to the Arrangement as well as the GCM Shares issuable upon due exercise of the Aris Options and Aris Warrants.

There are a number of material risks to which GCM and Aris are subject relating to the Arrangement not being completed, including the following:

(a)	if the Arrangement is not completed, the market price of GCM Shares or Aris Shares may be adversely affected; and

(b)

if the Arrangement Agreement is terminated and the GCM Board or the Aris Board decides to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the price to be paid pursuant to the Arrangement and, under certain circumstances, GCM or Aris may be required to pay the Termination Fee to the other Party.

The Arrangement Agreement Limits GCM’s and Aris’ Ability to Pursue Alternatives to the Arrangement

Under the Arrangement Agreement, GCM and Aris are restricted, subject to limited exceptions, from pursuing or entering into alternative transactions in lieu of the Arrangement. In general, unless and until the Arrangement Agreement is terminated, GCM and Aris are restricted from soliciting alternative Acquisition Proposals and providing information to or engaging in discussions with third parties, except in the limited circumstances as provided in the Arrangement Agreement. The GCM Board and the Aris Board are each limited in their ability to change its recommendation with respect to the Arrangement-related proposals. Each of GCM and Aris have the right to terminate the Arrangement Agreement and enter into an agreement with respect to a Superior Proposal only if specified conditions have been satisfied, including compliance with the non-solicitation provisions of the Arrangement Agreement, the expiration of certain right to match periods that may give the other Party an opportunity to amend the Arrangement Agreement so the Superior Proposal is no longer a Superior Proposal and the payment of the required Termination Fee. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of either GCM or Aris from considering or proposing such an acquisition, even if such third party were prepared to pay consideration with a higher per share cash or market value than the consideration proposed to be received or realized in the Arrangement, or might result in a potential acquirer proposing to pay a lower price than it would otherwise have proposed to pay because of the added expense of the Termination Fee that may become payable.

Possible Failure to Realize Anticipated Benefits of the Arrangement

The ability to realize the benefits of the Arrangement will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on the Resulting Issuer’s ability to realize the anticipated growth opportunities and synergies from integrating Aris’ business following completion of the Arrangement. This integration will require the dedication of management effort, time and resources which may divert management’s focus and resources from other strategic opportunities available to the Resulting Issuer following completion of the Arrangement, and from operational matters during this process. The integration process may result in the loss of key employees or directors and the disruption of ongoing business and employee relationships that may adversely affect the ability of the Resulting Issuer to achieve the anticipated benefits of the Arrangement as well as any anticipated benefits from possible future acquisitions.

Risks Related to the Businesses of GCM and Aris

Each of the businesses of GCM and Aris are subject to significant risks. See the risk factors set out in the documents incorporated by reference in Appendices D and E. While each of GCM and Aris have completed due diligence investigations, including reviewing technical, environmental, legal, tax accounting, financial and other matters, on the other Party, certain risks either may not have been uncovered or are not known at this time. Such risks may have an adverse impact on the Resulting Issuer and the combined assets of GCM and Aris following the Arrangement and may have a negative impact on the value of the GCM Shares.

GCM and Aris are Subject to Covenants in Respect of the Operation of their Business

Pursuant to the Arrangement Agreement, GCM and Aris have agreed to certain interim operating covenants intended to ensure that GCM and Aris carry on their respective business in the Ordinary Course, except as required or expressly authorized by the Arrangement Agreement. These operating covenants cover a broad range of activities and business practices. Consequently, it is possible that a business opportunity will arise that is out of the Ordinary Course and that GCM or Aris will not be able to pursue or undertake the opportunity, or be impeded from doing so, due to its covenants in the Arrangement Agreement.

Restrictions on Dividends

Any future payments of dividends by the Resulting Issuer will be dependent upon the financial requirements of the Resulting Issuer to finance future growth, the financial condition of the Resulting Issuer, restrictions under the GCM Unsecured Note Indenture, and other factors which the board of directors of the Resulting Issuer may consider appropriate in the circumstance. In particular, the Arrangement will significantly impact the calculation under the GCM Unsecured Note Indenture of the amount available to the Resulting Issuer to pay dividends or make other restricted payments. In any event, the Resulting Issuer is not expected to adopt a dividend or distribution policy at this time nor is it expected to pay a dividend.

Diversion of Management’s Attention and Resources

In pursuing the Arrangement, each of GCM and Aris will incur costs associated with the Arrangement whether or not it is completed including the diversion of their respective management’s attention away from conducting their respective business in the Ordinary Course and the potential impact on their current business relationships.

Dissent Rights

Registered Aris Shareholders have the right to exercise certain dissent and appraisal rights and demand payment of the fair value of their Aris Shares in cash in connection with the Arrangement in accordance with the BCBCA, as modified and supplemented by the Plan of Arrangement, the Interim Order and the Final Order (if applicable). If there are a significant number of Aris Dissenting Shareholders, a substantial cash payment may be required to be made to such Aris Shareholders that could have an adverse effect on GCM’s financial condition and cash resources if the Arrangement is completed. If, as of the Effective Date, the aggregate number of Aris Shares in respect of which Aris Shareholders have duly and validly exercised Dissent Rights, or have instituted proceedings to exercise Dissent Rights, exceeds 5% of the Aris Shares then outstanding, GCM is entitled, in its discretion, not to complete the Arrangement. See “Securities Law Considerations – Dissent Rights Under the Arrangement”.

The GCM Shares Issued in Connection with the Arrangement May Have a Market Value Different Than Expected

Pursuant to the Arrangement, each Aris Shareholder will be entitled to receive 0.5 of one GCM Share for each Aris Share held, subject to adjustment for fractional shares. Because the Exchange Ratio under the Arrangement will not be adjusted to reflect any changes in the market value of GCM Shares or the Aris Shares, the market values of the GCM Shares and the Aris Shares at the Effective Time may vary significantly from the values at the date of this Circular and at the Effective Time. If the market price of GCM Shares declines, the value of the consideration received by Aris Shareholders will decline as well. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of GCM, market assessments of the likelihood the Arrangement will be consummated, regulatory considerations, adverse political developments, general market and economic conditions, changes in the prices of gold and other factors over which neither GCM nor Aris has control.

The Resulting Issuer May Not Realize the Benefits of its Growth Projects

As part of its strategy, following the completion of the Arrangement, the Resulting Issuer will continue existing efforts and initiate new efforts to develop new projects and may have a larger number of such projects as a result of the Arrangement, including the assets and projects of GCM and Aris. A number of risks and uncertainties are associated with the development of these types of projects, including political, regulatory, design, construction, labour, operating, technical, and technological risks, uncertainties relating to capital and other costs, and financing risks. The failure to develop one or more of these initiatives successfully could have an adverse effect on the Resulting Issuer’s financial position and results of operations.

The Resulting Issuer Will Be Subject to Significant Capital Requirements Associated with its Expanded Portfolio of Development Projects

Following completion of the Arrangement, the Resulting Issuer must be able to utilize available financing sources to finance its growth and sustain capital requirements. The Resulting Issuer could be required to raise significant additional capital through equity financings in the capital markets or to incur significant borrowings through debt financings to meet its capital requirements. If these financings are required, the Resulting Issuer’s cost of raising capital in the future may be adversely affected. In addition, if the Resulting Issuer is required to make significant interest and principal payments resulting from a debt financing, the Resulting Issuer’s financial condition and ability to raise additional funds may be adversely impacted. Any significant delay in completing its development projects or the incurring of capital costs that are significantly higher than estimated could have a significant adverse effect on the Resulting Issuer’s results of operations and financial condition. If additional capital is raised by the issuance of GCM Shares following completion of the Arrangement, Aris Shareholders and GCM Shareholders may suffer dilution.

Directors and Officers of GCM and Aris May Have Interests in the Arrangement That are Different From Those of GCM Shareholders and Aris Shareholders

GCM Shareholders and Aris Shareholders should be aware that directors and officers of GCM and Aris, respectively, have interests in connection with the Arrangement as described herein that may be in addition to, or separate from, those of GCM Shareholders and Aris Shareholders generally in connection with the Arrangement. See “Securities Law Considerations – Interests of Certain Persons and Companies in the Arrangement”.

Following the Arrangement the Trading Price of the Resulting Issuer May be Volatile

The trading prices of the GCM Shares and the Aris Shares have been and may continue to be subject to and, following completion of the Arrangement, the Resulting Issuer Shares may be subject to, material fluctuations and may increase or decrease in response to a number of events and factors. The GCM Shares may be subject to, material fluctuations and may increase or decrease in response to a number of events and factors, including:

●	changes in the market price of the commodities that GCM and Aris and, following completion of the Arrangement, the Resulting Issuer, sell and purchase;

●	current events affecting the economic situation in Canada, Latin America and internationally;

●	trends in gold mining and mining, in general;

●	regulatory or government actions;

●	changes in financial estimates and recommendations by securities analysts;

●	acquisitions and financings;

●	the economics of current and future projects of GCM, Aris or, following completion of the Arrangement, the Resulting Issuer;

●	quarterly variations in operating results; and

●	the operating and share price performance of other companies, including those that investors may deem comparable.

Following completion of the Arrangement, existing GCM Shareholders will have the ability to significantly influence certain corporate actions of the Resulting Issuer. Immediately following the completion of the Arrangement, based on the respective share values at the date of announcement of the Arrangement, GCM Shareholders are expected to own approximately 74% and Aris Shareholders (other than GCM and its affiliates) are expected to own approximately 26% of the post-Arrangement Resulting Issuer Shares on a diluted in-the-money basis (assuming no Dissent Rights are exercised and all Aris Shares held by GCM are cancelled). Existing GCM Shareholders will be in a position to exercise significant influence over all matters requiring shareholder approval, including the election of directors, determination of significant corporate actions, amendments to the Resulting Issuer’s articles of incorporation and the approval of any business combinations, mergers or takeover attempts, in a manner that could conflict with the interests of other shareholders. Although there are no agreements or understandings between the GCM Shareholders of which Aris is aware as to voting, if they voted in concert they would exert significant influence over the Resulting Issuer.

Mineral Reserve and Mineral Resource Figures Pertaining to the Resulting Issuer’s Properties are Only Estimates and are Subject to Revision Based on Developing Information

Information pertaining to the Resulting Issuer’s mineral reserves and mineral resources presented in this Circular or incorporated by reference herein are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Mineral reserve and mineral resource estimates are materially dependent on the prevailing price of minerals, including gold, and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of minerals, including gold, or increases in recovery costs, as well as various short-term operating factors, may cause a mining operation to be unprofitable in any particular accounting period. The estimates of mineral reserves and mineral resources attributable to any specific property of the Resulting Issuer are based on accepted engineering and evaluation principles. The estimated amount of contained minerals in proven and probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated properties. The level of production and capital and operating cost estimates relating to the Resulting Issuer’s projects, which are used in establishing ore/mineral reserve estimates for determining and obtaining financing and other purposes, are based on certain assumptions and are inherently subject to significant uncertainties. It is very likely that actual results for the Resulting Issuer’s projects will differ from its current estimates and assumptions, and these differences may be material.

GCM and Aris Expect to Each Incur Costs Associated with the Arrangement

Each of GCM and Aris will incur direct transaction costs in connection with the Arrangement. While such costs were anticipated, actual direct transaction costs incurred in connection with the Arrangement may be higher than expected. Moreover, certain of GCM’s and Aris’ costs related to the Arrangement, including legal, certain financial advisory services, accounting, printing and mailing costs, must be paid even if the Arrangement is not completed. GCM and Aris are each liable for their own costs incurred in connection with the Arrangement except, in certain circumstances in which the Arrangement is not completed, GCM or Aris may be required to pay the other Party the Termination Fee. See “The Arrangement Agreement – Non-Solicitation Covenant and Acquisition Proposal”.

AUDITORS

The auditor of GCM is KPMG LLP, which was first appointed as auditor of GCM on August 20, 2010.

The auditor of Aris is KPMG LLP, which was first appointed as auditor of Aris on May 5, 2020.

OTHER MATTERS

Other Business

The management of GCM and Aris know of no amendment, variation or other matter to come before the GCM Meeting or the Aris Meeting, respectively, other than the matters referred to in the GCM Notice of Meeting and the Aris Notice of Meeting. However, if any other matter properly comes before either the GCM Meeting or the Aris Meeting, the accompanying applicable proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.

Other Material Facts

There are no other material facts relating to the Arrangement not disclosed elsewhere in this Circular.

ADDITIONAL INFORMATION

Additional information relating to GCM is available on SEDAR at www.sedar.com. GCM Shareholders may contact GCM at its head office at 401 Bay Street, Suite 2400, Toronto, Ontario M5H 2Y4 or by phone at (416) 360-4653 to request copies of GCM’s financial statements and management’s discussion and analysis. Copies of this Circular and the GCM Meeting Materials may also be found under GCM’s profile on SEDAR at www.sedar.com.

Financial information is provided in GCM’s consolidated financial statements and management’s discussion and analysis for its most recently completed financial year, which are filed on SEDAR.

Additional information relating to Aris is available on SEDAR at www.sedar.com. Aris Shareholders may contact Aris by email at info@arisgold.com to request copies of Aris’ financial statements and management’s discussion and analysis. Copies of this Circular and the Aris Meeting Materials may also be found under Aris’ profile on SEDAR at www.sedar.com.

Financial information is provided in Aris’ financial statements and management’s discussion and analysis for its most recently completed financial year, which are filed on SEDAR.

GCM DIRECTORS’ APPROVAL

The contents and the sending of the GCM Notice of Meeting and this Circular have been approved by the GCM Board.

DATED: August 16, 2022

ON BEHALF OF THE BOARD OF DIRECTORS OF GCM MINING CORP.

(signed) “Robert Metcalfe”

Robert Metcalfe

Lead Independent Director

ARIS DIRECTORS’ APPROVAL

The contents and the sending of the Aris Notice of Meeting and this Circular have been approved by the Aris Board.

DATED: August 16, 2022

ON BEHALF OF THE BOARD OF DIRECTORS OF ARIS GOLD CORPORATION

(signed) “Neil Woodyer”

Neil Woodyer

Chief Executive Officer and Director

CONSENT OF NATIONAL BANK FINANCIAL INC.

DATED: August 16, 2022

To the Board of Directors of GCM Mining Corp.

We refer to the fairness opinion dated July 24, 2022 (the “Fairness Opinion”), which we prepared for the board of directors of GCM Mining Corp. (“GCM”) in connection with the arrangement involving the acquisition by GCM of all of the outstanding common shares of Aris Gold Corporation not currently owned by GCM.

We hereby consent to the references in the joint management information circular of GCM and Aris dated August 16, 2022 (the “Circular”) to our firm name and to our Fairness Opinion contained under the headings “Glossary of Terms”, “General Proxy Information – Cautionary Statement Regarding Forward-Looking Information”, “Summary – Reasons for the Arrangement – GCM”, “Summary – GCM Fairness Opinions”, “Summary – Recommendation of the GCM Special Committee”, “Summary – Recommendation of the GCM Board”, “The Arrangement – Background to the Arrangement”, “The Arrangement – Reasons for the Arrangement”, “The Arrangement – GCM Fairness Opinions”, “The Arrangement – Recommendation of the GCM Special Committee”, “The Arrangement – Recommendation of the GCM Board” and “The Arrangement Agreement – Representations and Warranties” and the inclusion of the Fairness Opinion as Appendix G to the Circular and to the filing thereof with the applicable securities regulatory authorities.

Our Fairness Opinion was given as at July 24, 2022 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the board of directors of GCM shall be entitled to rely upon our Fairness Opinion.

(signed) “National Bank Financial Inc.”

CONSENT OF STIFEL NICOLAUS CANADA INC.

DATED: August 16, 2022

To the Board of Directors of GCM Mining Corp.

We refer to the fairness opinion dated July 24, 2022 (the “Fairness Opinion”), which we prepared for the board of directors of GCM Mining Corp. (“GCM”) in connection with the arrangement involving the acquisition by GCM of all of the outstanding common shares of Aris Gold Corporation not currently owned by GCM.

We hereby consent to the references in the joint management information circular of GCM and Aris dated August 16, 2022 (the “Circular”) to our firm name and to our Fairness Opinion contained under the headings “Glossary of Terms”, “General Proxy Information – Cautionary Statement Regarding Forward-Looking Information”, “Summary – Reasons for the Arrangement – GCM”, “Summary – GCM Fairness Opinions”, “Summary – Recommendation of the GCM Special Committee”, “Summary – Recommendation of the GCM Board”, “The Arrangement – Background to the Arrangement”, “The Arrangement – Reasons for the Arrangement”, “The Arrangement – GCM Fairness Opinions”, “The Arrangement – Recommendation of the GCM Special Committee”, “The Arrangement – Recommendation of the GCM Board” and “The Arrangement Agreement – Representations and Warranties” and the inclusion of the Fairness Opinion as Appendix H to the Circular and to the filing thereof with the applicable securities regulatory authorities.

Our Fairness Opinion was given as at July 24, 2022 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the board of directors of GCM shall be entitled to rely upon our Fairness Opinion.

(signed) “Stifel Nicolaus Canada Inc.”

CONSENT OF BMO NESBITT BURNS INC.

DATED: August 16, 2022

To the Special Committee and Board of Directors of Aris Gold Corporation:

We refer to the formal valuation and fairness opinion dated July 24, 2022 (the “Formal Valuation and Fairness Opinion”), which we prepared for the special committee of the board of directors of Aris Gold Corporation (“Aris”) for the arrangement involving the acquisition by GCM Mining Corp. (“GCM”) of all of the outstanding common shares of Aris other than the common shares held by GCM and its affiliates. We consent to the filing of the Formal Valuation and Fairness Opinion with the applicable securities regulatory authorities, the inclusion of a summary of the Formal Valuation and Fairness Opinion in the joint management information circular of GCM and Aris dated August 16, 2022 (the “Circular”) and the inclusion of the Formal Valuation and Fairness Opinion as Appendix I to the Circular.

We further hereby consent to the references in the Circular to our firm name and to our Formal Valuation and Fairness Opinion contained under the headings “Glossary of Terms”, “General Proxy Information – Cautionary Statement Regarding Forward-Looking Information”, “Summary – Reasons for the Arrangement – Aris”, “Summary – Aris Formal Valuation and Aris Fairness Opinions”, “Summary – Recommendation of the Aris Special Committee”, “Summary – Recommendation of the Aris Board”, “The Arrangement – Background to the Arrangement”, “The Arrangement – Reasons for the Arrangement”, “The Arrangement – Aris Formal Valuation and Aris Fairness Opinions”, “The Arrangement – Recommendation of the Aris Special Committee”, “The Arrangement – Recommendation of the Aris Board”, “The Arrangement Agreement – Representations and Warranties”, “Securities Law Considerations – MI 61-101” and “Appendix E – Information Concerning Aris Gold Corporation – Expenses of Aris”.

Our Formal Valuation and Fairness Opinion was given as at July 24, 2022 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the special committee of the board of directors of Aris and the other non-conflicted members of the board of directors of Aris shall be entitled to rely upon our Formal Valuation and Fairness Opinion.

(signed) “BMO Nesbitt Burns Inc.”

CONSENT OF CANACCORD GENUITY CORP.

DATED: August 16, 2022

To the Board of Directors of Aris Gold Corporation:

We refer to the fairness opinion dated July 24, 2022 (the “Fairness Opinion”), which we prepared for the board of directors of Aris Gold Corporation (“Aris”) in connection with the arrangement involving the acquisition by GCM Mining Corp. (“GCM”) of all of the outstanding common shares of Aris not currently owned by GCM.

We hereby consent to the references in the joint management information circular of GCM and Aris dated August 16, 2022 (the “Circular”) to our firm name and to our Fairness Opinion contained under the headings “Glossary of Terms”, “General Proxy Information – Cautionary Statement Regarding Forward-Looking Information”, “Summary – Reasons for the Arrangement – Aris”, “Summary – Aris Formal Valuation and Aris Fairness Opinions”, “Summary – Recommendation of the Aris Board”, “The Arrangement – Background to the Arrangement”, “The Arrangement – Reasons for the Arrangement”, “The Arrangement – Aris Formal Valuation and Aris Fairness Opinions”, “The Arrangement – Recommendation of the Aris Board”, “The Arrangement Agreement – Representations and Warranties” and “Appendix E – Information Concerning Aris Gold Corporation – Expenses of Aris” and the inclusion of the Fairness Opinion as Appendix J to the Circular and to the filing thereof with the applicable securities regulatory authorities.

Our Fairness Opinion was given as at July 24, 2022 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the non-conflicted members of the board of directors of Aris shall be entitled to rely upon our Fairness Opinion.

(signed) “Canaccord Genuity Corp.”

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APPENDIX A

GCM RESOLUTION

WHEREAS GCM Mining Corp. (the “Corporation”) has entered into an arrangement agreement dated July 25, 2022 (the “Arrangement Agreement”) with Aris Gold Corporation (“Aris”) to complete a transaction (the “Arrangement”) by way of a statutory plan of arrangement pursuant to Section 288 of the Business Corporations Act (British Columbia) (the “Plan of Arrangement”) whereby:

(i)

the Corporation would acquire all of the issued and outstanding common shares of Aris (the “Aris Shares”) which it does not already own in exchange for common shares of the Corporation (“GCM Common Shares”) on the basis of 0.5 of one GCM Common Share (the “Share Exchange Ratio”) for each Aris Share;

(ii)

all of the outstanding options to purchase Aris Shares (“Aris Options”) would, upon subsequent exercise of such Aris Options following the effective time of the Arrangement, be entitled to receive, in lieu of each Aris Share which such holder would otherwise have been entitled to receive, 0.5 of one GCM Common Share for each Aris Option exercised;

(iii)

all of the warrants to purchase Aris Shares, whether outstanding at the effective time of the Arrangement or issuable upon exercise of the Aris Broker Warrants (as defined below) (“Aris Warrants”) would, upon subsequent exercise of such Aris Warrants following the effective time of the Arrangement, be entitled to receive, in lieu of each Aris Share which such holder would otherwise have been entitled to receive, 0.5 of one GCM Common Share for each Aris Warrant exercised; and

(iv)

all of the outstanding broker warrants (“Aris Broker Warrants”) to acquire units of Aris (“Aris Broker Units”), with each Aris Broker Unit consisting of one Aris Share and one Aris Warrant, would, upon subsequent exercise of such Aris Broker Warrants following the effective time of the Arrangement, be entitled to receive, in lieu of each Aris Broker Unit which such holder would otherwise have been entitled to receive: (i) 0.5 of one GCM Common Share for each Aris Share; and (ii) one Aris Broker Unit Warrant, which upon subsequent exercise of such Aris Broker Unit Warrant following the effective time of the Arrangement, entitle such holder to receive, in lieu of each Aris Share which such holder would otherwise have been entitled to receive, 0.5 of one GCM Common Share for each Aris Broker Unit Warrant exercised;

AND WHEREAS pursuant to Section 611(c) of the TSX Company Manual, the Corporation is required to obtain the approval of the existing holders of GCM Common Shares (“GCM Shareholders”) for the issuance of the GCM Common Shares issuable under the Arrangement, as the number of GCM Common Shares issued or issuable pursuant to the Arrangement exceeds 25% of the number of GCM Common Shares outstanding on a non-diluted basis;

AND WHEREAS in satisfaction of the above-noted requirement, the Corporation wishes to obtain the approval of the GCM Shareholders for the issuance of up to 73,748,820 GCM Common Shares issuable under the Arrangement;

NOW THEREFORE BE IT RESOLVED, as an ordinary resolution, THAT:

1.	The issuance of up to 73,748,820 GCM Common Shares, being 75.5% of the issued and outstanding GCM Common Shares as of August 15, 2022, pursuant to the Arrangement, comprising:

(a)	GCM Common Shares to be issued as payment for the acquisition of the outstanding Aris Shares (other than those Aris Shares owned by the Corporation) pursuant to the terms of the Arrangement Agreement;

(b)	GCM Common Shares to be issued upon the due exercise of outstanding Aris Options that are exercised following the effective time of the Arrangement;

A-2

(c)

GCM Common Shares to be issued upon the due exercise of outstanding Aris Warrants (other than Aris Warrants owned by the Corporation) that are exercised following the effective time of the Arrangement;

(d)	GCM Common Shares to be issued upon the due exercise of outstanding Aris Broker Warrants that are exercised following the effective time of the Arrangement;

(e)	GCM Common Shares to be issued upon the due exercise of Aris Warrants issuable upon exercise of the Aris Broker Warrants that are exercised following the effective time of the Arrangement; and

(f)	GCM Common Shares to account for rounding/clerical and administrative errors.

all as described in the joint management information circular of the Corporation and Aris dated August 16, 2022, is hereby authorized and approved;

2.

Any one director or officer of the Corporation be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Corporation or otherwise, all such deeds, documents, instruments, forms and assurances as in their opinion may be necessary or desirable to give full effect to this ordinary resolution or as may be required to carry out the full intent and meaning thereof.

3.

The board of directors of the Corporation is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with this ordinary resolution without further approval, ratification or confirmation by the shareholders.

APPENDIX B

ARIS ARRANGEMENT RESOLUTION

The text of the Aris Arrangement Resolution which the Aris Shareholders will be asked to pass at the Aris Meeting is as follows:

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(1)

the arrangement (the “Arrangement”) under section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving GCM Mining Corp. (“GCM”), Aris Gold Corporation (the “Company”) and securityholders of the Company, all as more particularly described and set forth in the joint management information circular dated August 16, 2022 (the “Circular”) of GCM and the Company accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), and all transactions contemplated thereby, is hereby authorized, approved and adopted;

(2)

the arrangement agreement (the “Arrangement Agreement”) among GCM and the Company dated July 25, 2022 and all the transactions contemplated therein, the full text of which is available for review under the Company’s profile on SEDAR at www.sedar.com, the actions of the directors of the Company in approving the Arrangement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;

(3)

the plan of arrangement (the “Plan of Arrangement”) of the Company implementing the Arrangement, the full text of which is set out in Schedule “A” to the Arrangement Agreement and reproduced in Appendix C to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted;

(4)

the Company is authorized and directed to apply for a final order from the Supreme Court of British Columbia (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement;

(5)

notwithstanding that this resolution has been passed (and the Arrangement approved) by the shareholders of the Company or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered, without further notice to, or approval of, the shareholders of the Company to:

a.	amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

b.	subject to the terms of the Arrangement Agreement, not proceed with the Arrangement and/or any related transaction;

(6)

any director or officer of the Company is hereby authorized and directed for and on behalf of the Company to execute, whether under corporate seal of the Company or otherwise, and to deliver such other documents as are necessary or desirable in accordance with the Arrangement Agreement for filing; and

(7)

any one or more directors or officers of the Company is hereby authorized, for and on behalf and in the name of the Company, to execute and deliver, whether under corporate seal of the Company or otherwise, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

a.	all actions required to be taken by or on behalf of the Company, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

B-2

b.	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by the Company;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

APPENDIX C

PLAN OF ARRANGEMENT

[See attached]

PLAN OF ARRANGEMENT

UNDER SECTION 288 OF THE

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings ascribed thereto in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

(a)

“Adjusted Option In-The-Money Amount” means, in respect of an Aris Option following adjustment of such option at and from the Effective Time as contemplated by Section 3.1(d)(xv), the amount, if any, by which the total fair market value of the GCM Shares that a holder is entitled to acquire on exercise of such Aris Option following adjustment at and from the Effective Time exceeds the aggregate exercise price to acquire such GCM Shares at that time;

(b)	“AmalCo” has the meaning ascribed thereto in Section 3.1(d);

(c)	“AmalCo Shares” means the common shares of AmalCo;

(d)	“Amalgamation” has the meaning ascribed thereto in Section 3.1(d);

(e)	“Aris” means 1281995 B.C. Ltd., formerly Aris Gold Corporation, a company existing under the BCBCA;

(f)

“Aris Broker Warrants” means the broker warrants of Aris, expiring December 19, 2022, each entitling the holder thereof to purchase one unit of Aris comprised of one Aris Share and one Aris Unlisted Warrant at an exercise price of C$2.00 per unit;

(g)	“Aris Convertible Securities” means the Aris Options and Aris Warrants;

(h)

“Aris Dissenting Shareholder” means a registered holder of Aris Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for their Aris Shares, but only in respect of Aris Shares in respect of which Dissent Rights are validly exercised and not withdrawn by such holder;

(i)

“Aris Listed Warrant Indenture” means the warrant indenture dated as of July 29, 2020 entered into between Aris and Odyssey, as modified and supplemented by the first supplemental warrant indenture between Aris and Odyssey dated August 26, 2020 and by the second supplemental warrant indenture between Aris and Odyssey dated December 3, 2020;

(j)	“Aris Listed Warrants” means the warrants of Aris issued under the Aris Listed Warrant Indenture;

(k)

“Aris Meeting” means the special meeting of the Aris Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement;

(l)	“Aris Option Plan” means the incentive stock option plan of Aris approved by the Aris Shareholders on June 25, 2020;

(m)

“Aris Option In-The-Money Amount” means, in respect of an Aris Option, the amount, if any, by which the total fair market value of the Aris Shares that a holder is entitled to acquire on exercise of the Aris Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Aris Shares at that time;

(n)	“Aris Options” means options granted by Aris to purchase Aris Shares pursuant to the Aris Option Plan;

(o)	“Aris Shareholders” means, at any time, the holders of Aris Shares;

(p)	“Aris Shares” means the common shares of Aris, as currently constituted;

(q)

“Aris Unlisted Warrant Indenture” means the warrant indenture dated as of December 19, 2019 entered into between Caldas Finance Corp. and Odyssey, as modified and supplemented by the supplemental warrant indenture between 1241868 B.C. Ltd., Aris and Odyssey dated February 24, 2020;

(r)

“Aris Unlisted Warrants” means the warrants of Aris issued or to be issued under the Aris Unlisted Warrant Indenture upon the exercise of the Aris Broker Warrants, expiring December 19, 2024, each entitling the holder thereof to purchase one Aris Share at an exercise price of C$3.00 per Aris Share;

(s)	“Aris Warrants” means the Aris Broker Warrants, the Aris Listed Warrants and the Aris Unlisted Warrants;

(t)

“Arrangement” means the arrangement under section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto in accordance with the Arrangement Agreement or this Plan of Arrangement or at the direction of the Court in the Final Order with the prior written consent of Aris and GCM, each acting reasonably;

(u)	“Arrangement Agreement” means the arrangement agreement dated as of July 25, 2022 between GCM and Aris, as amended, amended and restated or supplemented prior to the Effective Date;

(v)	“BCBCA” means the Business Corporations Act (British Columbia);

(w)	“Book-Entry Shares” shall mean non-certificated shares represented by book-entry;

(x)	“business day” means any day other than a Saturday, a Sunday or a statutory holiday in Vancouver, British Columbia or Toronto, Ontario;

(y)	“Caldas Holding” means Caldas Holding Corp., a company existing under the BCBCA;

(z)	“Consideration Shares” means 0.5 of a GCM Share for each Aris Share;

(aa)	“Court” means the Supreme Court of British Columbia;

(bb)

“Depositary” means any trust company, bank or financial institution jointly selected by GCM and Aris, acting reasonably, for the purpose of, among other things, exchanging certificates representing Aris Shares for certificates representing Consideration Shares in connection with the Arrangement;

(cc)	“Dissent Right” shall have the meaning ascribed thereto in Section 4.1;

(dd)	“Effective Date” means the date upon which the Arrangement becomes effective, as set out in the Arrangement Agreement;

(ee)	“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date;

(ff)

“Final Order” means the final order of the Court pursuant to section 291 of the BCBCA, approving the Arrangement, in form and substance acceptable to Aris and GCM, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of Aris and GCM at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Aris and GCM, each acting reasonably) on appeal;

(gg)	“final proscription date” shall have the meaning ascribed thereto in Section 5.5;

(hh)

“Former Aris Shareholders” means the holders of Aris Shares immediately prior to the Effective Time, other than any Aris Dissenting Shareholder properly exercising Dissent Rights, GCM, Caldas Holding or any other affiliate of GCM;

(ii)	“GCM” means GCM Mining Corp., a company existing under the BCBCA;

(jj)	“GCM Note” means the non-interest bearing demand promissory note issued by GCM evidencing GCM’s obligation to pay to the holder of such promissory note the principal amount of US$64,000,000;

(kk)

“GCM Series 1 Preferred Shares” means the series 1 preferred shares in the capital of GCM to be created as a series of the preferred shares in the capital of GCM under this Plan of Arrangement, having the special rights and restrictions as set out in Schedule A hereto;

(ll)	“GCM Shares” means the common shares of GCM, as currently constituted;

(mm)

“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, bureau, board or authority of any of the foregoing; (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange, including the Toronto Stock Exchange, The Singapore Exchange Limited and the NEO Exchange Inc.;

(nn)	“Interim Order” means the interim order of the Court made pursuant to section 291 of the BCBCA in connection with the Arrangement, including any amendment thereto;

(oo)

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority, and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are applicable to such person(s) or its business, undertaking, property or securities and emanate from a person having jurisdiction over the person(s) or its or their business, undertaking, property or securities;

(pp)

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

(qq)	“Odyssey” means Odyssey Trust Company;

(rr)

“Plan of Arrangement” means this plan of arrangement, and any amendments or variations thereto made in accordance with the Arrangement Agreement or this Plan of Arrangement or at the direction of the Court;

(ss)	“Section 3(a)(10) Exemption” means the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof;

(tt)	“SubCo” means 1373945 B.C. Ltd., a company existing under the BCBCA;

(uu)	“SubCo Shares” means the common shares of SubCo, as currently constituted;

(vv)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

(ww)

“Taxes” mean any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits taxes (including Canadian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment taxes, unemployment insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, mining royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, Canada and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which GCM, Aris or any of their subsidiaries is required to pay, withhold or collect, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not;

(xx)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and

(yy)	“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended.

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3	Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of any gender shall include all genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.5	Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6	Schedules

The following Schedule is attached to this Plan of Arrangement and is incorporated in and forms part hereof:

Schedule A	SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO SERIES 1 PREFERRED SHARES OF GCM MINING CORP.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

2.2	Binding Effect

The Arrangement shall, without any further act of formality required on the part of any person, become effective at the Effective Time and shall be binding at or after the times referred to in Section 3.1 upon: (a) Aris; (b) GCM; (c) AmalCo; (d) SubCo; (e) Caldas Holding; (f) the Aris Shareholders (including Aris Dissenting Shareholders); (g) the holders of any Aris Convertible Securities; (h) any transfer agent therefor; (i) the Depositary; and (j) all other persons, and in each case their respective agents, heirs, executors, administrators and other legal representatives, successors and assigns.

ARTICLE 3

ARRANGEMENT

3.1	Arrangement

At the Effective Time, the following shall occur and shall be deemed to occur sequentially in the order set out below without any further authorization, act or formality:

(a)	the notice of articles of GCM be amended to:

(i)	change the name of GCM to “Aris Mining Corporation” and the articles of GCM be altered to reflect such change; and

(ii)

alter the authorized share structure of GCM to create up to a maximum of 1,000 GCM Series 1 Preferred Shares designated as “Series 1 Preferred” shares, to be a new series of the preferred shares of GCM, without par value and attaching the special rights and restrictions as set out in Schedule A of this Plan of Arrangement, and the articles of GCM be altered by adding such special rights and restrictions as Section 2.1(2) of the Articles;

(b)

all Aris Shares held by Caldas Holding shall be transferred to GCM, without any further act or formality on its part, free and clear of all Liens and in consideration therefor GCM shall issue to Caldas Holding the GCM Note and 1,000 fully paid and non-assessable GCM Series 1 Preferred Shares for all such Aris Shares, and the name of Caldas Holding shall be removed from the central securities register maintained by or on behalf of Aris as a holder of Aris Shares and GCM shall be entered in the central securities register maintained by or on behalf of Aris as the holder of such Aris Shares;

(c)

each Aris Share held by an Aris Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Liens, to Aris, and Aris shall thereupon be obliged to pay the amount therefor determined and payable in accordance with ARTICLE 4 hereof, and (i) the name of such holder shall be removed from the central securities register maintained by or on behalf of Aris as a holder of Aris Shares and such Aris Shares so transferred, as the case may be, shall be cancelled and cease to be outstanding; and (ii) such Aris Dissenting Shareholders will cease to have any rights as Aris Shareholders other than the right to be paid the fair value for their Aris Shares by Aris; and

(d)

Aris and SubCo shall amalgamate to continue as one corporate entity (as so amalgamated, “AmalCo”) with the same effect as if they had amalgamated under section 276 of the BCBCA (the “Amalgamation”) except that the legal existence of SubCo will not cease and SubCo will survive, and, without limiting the foregoing, the separate legal existence of Aris will cease without Aris being liquidated or wound up, SubCo and Aris will continue as one corporation, AmalCo, and the property of Aris will become the property of AmalCo and on the following terms and otherwise on the terms set out in this Plan of Arrangement and the Final Order implementing this Plan of Arrangement. From and after the Amalgamation:

(i)	the name of AmalCo shall be “Aris Gold Holdings Corp.”, as shall be set out in the notice of articles of AmalCo;

(ii)	the shareholders of AmalCo shall have the powers and the liability provided in the BCBCA;

(iii)

all of the property, rights and interests of each of Aris and SubCo immediately before the Amalgamation shall become property, rights and interests of AmalCo by virtue of the Amalgamation, and the Amalgamation shall not constitute an assignment by operation of Law, a transfer or any other disposition of the property, rights and interests of either of Aris or SubCo to AmalCo;

(iv)

all of the liabilities of each of Aris and SubCo immediately before the Amalgamation shall become liabilities of AmalCo by virtue of the Amalgamation and AmalCo shall continue to be liable for the obligations of each of Aris and SubCo;

(v)

any legal proceedings being prosecuted or pending by or against Aris or SubCo are unaffected by the Amalgamation and every such legal proceeding may be prosecuted, or their prosecution may be continued, as the case may be, by or against AmalCo;

(vi)	any existing cause of action, claim or liability to prosecution against either Aris or SubCo shall be unaffected;

(vii)	a conviction against, or a ruling, order or judgment in favour of or against, either Aris or SubCo may be enforced by or against AmalCo;

(viii)	the initial directors of AmalCo shall be:

(1)	Neil Woodyer with a prescribed address of 425 Hornby Street, Vancouver, British Columbia, V6C 2Y2;

(2)	Doug Bowlby with a prescribed address of 425 Hornby Street, Vancouver, British Columbia, V6C 2Y2; and

(3)	Robert Eckford with a prescribed address of 425 Hornby Street, Vancouver, British Columbia, V6C 2Y2;

as to be set out in the notice of articles of AmalCo;

(ix)

the notice of articles and articles of AmalCo shall be the notice of articles and articles of SubCo immediately prior to the Amalgamation other than to reflect 3.1(d)(i) and (viii), and the registered and records office of AmalCo shall be the registered and records office of SubCo immediately prior to the Amalgamation;

(x)

each SubCo Share held by a holder thereof shall be cancelled and the holder’s name shall be removed from the register of holders of SubCo Shares, and in exchange therefor, the holder thereof shall receive, and AmalCo shall issue, for each SubCo Share, one fully paid and non-assessable AmalCo Share and the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such SubCo Share in accordance herewith;

(xi)

each Aris Share held by a Former Aris Shareholder immediately prior to the Amalgamation will be cancelled and the holder’s name shall be removed from the central securities register maintained by or on behalf of Aris as a holder of Aris Shares, and in exchange therefor, on the Amalgamation, the holder thereof shall receive, and GCM shall issue, for each Aris Share, fully paid and non-assessable Consideration Shares (and, for greater certainty, the holder thereof shall receive no consideration on the Amalgamation other than such Consideration Shares), subject to Section 3.2, Section 3.3 and ARTICLE

5 hereof, and the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such Aris Share in accordance herewith;

(xii)

each Aris Share held by GCM will be cancelled and GCM’s name shall be removed from the register of holders of Aris Shares, and in exchange therefor, GCM shall receive, and AmalCo shall issue, for each Aris Share, one fully paid and non-assessable AmalCo Share and GCM shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such Aris Shares in accordance herewith;

(xiii)

in consideration of the issuance by GCM of the GCM Shares comprising the Consideration Shares pursuant to Section 3.1(d)(xi), AmalCo shall issue to GCM one fully paid and non-assessable AmalCo Share for each GCM Share comprising part of the Consideration Shares issued pursuant to Section 3.1(d)(xi);

(xiv)

the amount added to the capital of GCM shall be the paid-up capital (as that term is used for purposes of the Tax Act) of the Aris Shares (other than the Aris Shares held by Aris Dissenting Shareholders or GCM) immediately prior to the Effective Time; and

(xv)

each Aris Convertible Security outstanding immediately prior to the Effective Time shall be adjusted to be exercisable, redeemable or otherwise convertible into GCM Shares based on the exchange ratio contemplated by the Consideration Shares in lieu of any Aris Shares such Aris Convertible Security was exercisable, redeemable or otherwise convertible into prior to the Effective Time in accordance with the adjustment provisions of the applicable underlying agreement, indenture, certificate, plan or other terms and conditions attaching thereto and GCM shall issue such GCM Shares upon such due exercise, redemption or other conversion of such Aris Convertible Securities. In the event that the Adjusted Option In-The-Money Amount in respect of an Aris Option following such adjustment exceeds the Aris Option In-The-Money Amount in respect of such Aris Option, the exercise price per GCM Share of such Aris Option following such adjustment will be increased accordingly with effect at and from the Effective Time by the minimum amount necessary to ensure that the Adjusted Option In-The-Money Amount in respect of such Aris Option following such adjustment does not exceed the Aris Option In-The-Money Amount in respect of such Aris Option.

3.2	Post-Effective Time Procedures

(a)

On the Effective Date, GCM shall deliver or arrange to be delivered to the Depositary certificates or their electronic equivalent representing the GCM Shares required to be issued to Former Aris Shareholders in accordance with the provisions of Section 3.1 hereof, which certificates shall be held by the Depositary as agent and nominee for such Former Aris Shareholders for distribution to such Former Aris Shareholders in accordance with the provisions of ARTICLE 5 hereof.

(b)

Subject to the provisions of ARTICLE 5 hereof, Former Aris Shareholders shall be entitled to receive delivery of the certificates representing the GCM Shares to which they are entitled pursuant to Section 3.1(d)(xi) hereof.

3.3	No Fractional GCM Shares

No fractional GCM Shares shall be issued to Former Aris Shareholders. The number of GCM Shares to be issued to Former Aris Shareholders shall be rounded down to the nearest whole number of GCM

Shares in accordance with the BCBCA (with no compensation in lieu of such fractional share) in the event that a Former Aris Shareholder is entitled to a fractional share.

3.4	U.S. Securities Laws

The Arrangement shall be structured such that, assuming the Final Order is obtained, the issuance of securities under the Arrangement is expected to not require registration under the U.S. Securities Act, and the rules and regulations promulgated thereunder, in reliance on the Section 3(a)(10) Exemption.

3.5	Section 85 Election by Caldas Holding

Caldas Holding shall be entitled to make an income tax election, pursuant to subsection 85(1) of the Tax Act (and the analogous provisions of any applicable provincial income tax law), with respect to the transfer by Caldas Holding of Aris Shares to GCM, by providing two signed copies of the necessary election forms to GCM within 60 days following the Effective Date, duly completed with the details of the number of shares transferred and the applicable elected amount, determined by Caldas Holding for the purposes of such election. Thereafter, subject to the election forms complying with the provisions of the Tax Act (and any applicable provincial income tax law), the forms will be signed by GCM and returned to Caldas Holding within 90 days following the Effective Date for filing with the Canada Revenue Agency (and any applicable provincial taxing authority). GCM, Aris, SubCo and AmalCo will not be responsible for the proper completion of any such election form, except for the obligation of GCM to sign and return any such duly completed election forms which are received from Caldas Holding within 60 days of the Effective Date. GCM, Aris, SubCo and AmalCo will not be responsible for any taxes, interest or penalties resulting from the failure by Caldas Holdings to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (and any applicable provincial income tax law). In its sole discretion, GCM may choose to sign and return an election form received by it more than 60 days following the Effective Date, but GCM will have no obligation to do so.

ARTICLE 4

DISSENT RIGHTS

4.1	Dissent Rights

Pursuant to the Interim Order, registered holders of Aris Shares may exercise rights of dissent (“Dissent Rights”) under Division 2 of Part 8 of the BCBCA, as modified by this ARTICLE 4, the Interim Order and the Final Order, with respect to Aris Shares in connection with the Arrangement, provided that the written notice of dissent to the special resolution to approve the Arrangement contemplated by section 242 of the BCBCA must be sent to Aris by holders who wish to dissent not later than 5:00 p.m. (Vancouver time) on the business day that is two business days before the Aris Meeting or any date to which the Aris Meeting may be postponed or adjourned and provided further that holders who purport to exercise such rights of dissent and who:

(a)

are ultimately entitled to be paid fair value for their Aris Shares in respect of which they exercised Dissent Rights, which fair value shall be the fair value of such shares immediately before the passing by the holders of the Aris Shares of the resolution approving the Arrangement, shall be paid an amount equal to such fair value by Aris and will be deemed to have irrevocably transferred such Aris Shares in consideration for such fair value; and

(b)

are ultimately not entitled, for any reason, to be paid fair value for their Aris Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Aris Shares and shall be entitled to receive only the consideration contemplated in Section 3.1(d)(xi) hereof that such holder would have received pursuant to the Arrangement if such holder had not purported to exercise Dissent Rights, but in no case shall Aris or any other person be required to recognize holders of Aris Shares who purport to exercise Dissent Rights as holders of Aris Shares after the time that is immediately prior to the Effective Time, and the names of such holders of Aris Shares who exercise Dissent Rights shall be deleted from the central securities register as holders Aris Shares at the Effective Time.

4.2	Recognition of Dissenting Shareholders

(a)

In addition to any other restrictions set forth in the BCBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Aris Convertible Securities; or (ii) Aris Shareholders who vote, or have instructed a proxyholder to vote, their Aris Shares in favour of the special resolution to approve the Arrangement at the Aris Meeting.

(b)

In no case shall Aris, GCM, SubCo, AmalCo or any other person be required to recognize a person exercising Dissent Rights, unless such person was, as applicable, the registered holder of those Aris Shares on the record date for the Aris Meeting in respect of which rights are sought to be exercised.

ARTICLE 5

DELIVERY OF GCM SHARES

5.1	Delivery of GCM Shares

(a)

Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Aris Shares that were exchanged for GCM Shares in accordance with Section 3.1 hereof, together with such other documents and instruments as would have been required to effect the transfer of such Aris Shares formerly represented by such certificate under the BCBCA and the articles of Aris and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the GCM Shares that such holder is entitled to receive in accordance with Section 3.1 hereof. Upon receipt of a customary “agent’s message” by the Depositary with respect to Book-Entry Shares that were exchanged for GCM Shares in accordance with Section 3.1, together with such other documents and instruments as would have been required to effect the transfer of such Aris Shares formerly represented by such certificate under the BCBCA and the articles of Aris and such additional documents and instruments as the Depositary may reasonably require, and the Depositary shall deliver to such holder following the Effective Time, the GCM Shares that such holder is entitled to receive in accordance with Section 3.1 hereof.

(b)

After the Effective Time and until surrendered for cancellation as contemplated by Section 5.1(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Aris Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing the GCM Shares in accordance with Section 3.1 hereof.

5.2	Lost Certificates

In the event any certificate, that immediately prior to the Effective Time represented one or more outstanding Aris Shares that were exchanged for GCM Shares in accordance with Section 3.1 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the GCM Shares that such holder is entitled to receive in accordance with Section 3.1 hereof. When authorizing such delivery of a certificate representing the GCM Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, such holder shall, as a condition precedent to the delivery of such GCM Shares, give a bond satisfactory to GCM and the Depositary in such amount as GCM and the Depositary may direct, or otherwise indemnify GCM and the Depositary in a manner satisfactory to GCM and the Depositary, against any claim that may be made against GCM or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of Aris.

5.3	Distributions with Respect to Certificates not Surrendered

No dividend or other distribution declared or made after the Effective Time with respect to GCM Shares with a record date after the Effective Time shall be delivered to the holder of any certificate that has not been surrendered by the holder thereof and that, immediately prior to the Effective Time, represented outstanding Aris Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2 hereof. Subject to applicable Law and to Section 5.4 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the GCM Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such GCM Shares.

5.4	Withholding Rights

Aris, GCM and the Depositary, as applicable, shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any person hereunder and from all dividends or other distributions otherwise payable to any Former Aris Shareholders under this Plan of Arrangement (including any payment to Aris Dissenting Shareholders) such amounts as Aris, GCM or the Depositary may be required or permitted to deduct and withhold therefrom under any provision of applicable Laws in respect of Tax, including under the Tax Act, the U.S. Tax Code, and the rules and regulations promulgated thereunder, or any provision of any provincial, state, local or foreign tax law as counsel may advise is required to be so deducted and withheld by Aris, GCM or the Depositary, as the case may be. For the purposes hereof, to the extent that such amounts are so deducted and withheld, all such deducted or withheld amounts shall be treated as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person to whom such amounts would otherwise have been paid hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity by or on behalf of Aris, GCM or the Depositary, as the case may be. To the extent necessary, such deductions and withholdings may be effected by selling any GCM Shares to which any such person may otherwise be entitled under this Plan of Arrangement on behalf of such person to satisfy such person’s tax liability, and any amount remaining following the sale, deduction and remittance shall be paid to the person entitled thereto as soon as reasonably practicable.

5.5	Limitation and Proscription

To the extent that a Former Aris Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 hereof on or before the date that is six years after the Effective Date (the “final proscription date”), then the GCM Shares that such Former Aris Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such GCM Shares shall be delivered to GCM by the Depositary and the share certificates shall be cancelled by GCM, and the interest of the Former Aris Shareholder in such GCM Shares to which it was entitled shall be terminated as of such final proscription date.

5.6	No Additional Consideration

No Former Aris Shareholder shall be entitled to receive any consideration or entitlement with respect to any Aris Shares, other than any consideration or entitlement to which such holder is entitled to receive in accordance with Section 3.1 and the other terms of this Plan of Arrangement and, for greater certainty, no such holder with be entitled to receive any interest, dividends, premium or other payment in connection therewith.

5.7	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all rights related to Aris Shares issued and outstanding immediately prior to the Effective Time; (b) the rights and obligations of Aris, GCM, AmalCo, SubCo, Caldas Holdings, the Aris Shareholders (including Aris Dissenting Shareholders), the holders of any Aris Convertible Securities, any transfer agent therefor, and the Depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Aris Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 6

AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)

Aris and GCM reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by Aris and GCM, (iii) filed with the Court and, if made following the Aris Meeting, approved by the Court, and (iv) communicated to holders or former holders of Aris Shares if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Aris at any time prior to the Aris Meeting provided that GCM shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Aris Meeting (other than as may be required under the Interim Order), as applicable, shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Aris Meeting shall be effective only if: (i) it is consented to in writing by each of Aris and GCM; and (ii) if required by the Court, it is consented to by holders of the Aris Shares voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by GCM provided that it concerns a matter which, in the reasonable opinion of GCM, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to any Former Aris Shareholder.

6.2	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of Aris, GCM, AmalCo, SubCo, and Caldas Holdings, shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

Schedule A

SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO SERIES 1 PREFERRED SHARES OF GCM MINING CORP.

(see attached)

(2) Up to 1,000 Series 1 Preferred shares (the “Series 1 Preferred Shares”), being the first series of the Preferred Shares, having attached thereto the rights, privileges, restrictions and conditions as set forth below:

(a) The following terms have the following meanings in this Section 2.1(2):

“Affected Parties” means collectively the Company and the Assessed Parties;

“Amended Value” has the meaning ascribed to it by Section 2.1(2)(b)(i);

“Assessed Parties” means the person or persons against whom an Authority issues or proposes to issue an Assessment;

“Assessment” means an assessment or reassessment by an Authority that imposes or would impose a liability for tax on any party on the basis of a determination or assumption that the fair market value of a Series 1 Preferred Share as at the Effective Date is different than the Original Value;

“Authority” means the Federal Minister of National Revenue, the British Columbia Minister of Finance or other competent taxing authority;

“Effective Date” means the date of issuance of a Series 1 Preferred Share;

“Original Value” means the fair market value of a Series 1 Preferred Share as at the Effective Date, as determined by the Company as at the Effective Date;

“Series 1 Aggregate Redemption Price” means, with respect to a Series 1 Preferred Share, the Series 1 Redemption Price plus all unpaid declared or accrued dividends on such share less any previously paid declared dividends on such share; and

“Series 1 Redemption Price” means, with respect to a Series 1 Preferred Share, the amount per share in U.S. dollars which is determined by the Directors as of the Effective Date to be equal to the amount obtained when the difference between the aggregate fair market value of the property received by the Company as consideration for the issuance of the Series 1 Preferred Share, determined as at the Effective Date, and the aggregate fair market value of any non-share consideration, if any, paid by the Company as partial or total consideration for the property is divided by the total number of Series 1 Preferred Shares issued in consideration for the property, provided that the “Series 1 Redemption Price” of a Series 1 Preferred Share shall be subject to adjustment in accordance with the terms of Section 2.1(2)(b).

(b) Adjustments to Series 1 Redemption Price

(i) If at any time or from time to time after the Effective Date:

(A) an Authority proposes to issue or issues an Assessment and the fair market value of the Series 1 Preferred Shares as at the Effective Date assumed therein is accepted as correct by the Affected Parties;

(B) the Assessment is disputed and a final settlement is reached with the Authority by the Affected Parties as to the fair market value of the Series 1 Preferred Shares as at the Effective Date;

(C) a court of competent jurisdiction determines that the fair market value of the Series 1 Preferred Shares as at the Effective Date was different than the Original Value and no appeal from such determination has been filed and the relevant appeal period has expired; or

(D) a holder of Series 1 Preferred Shares informs the Company and all of the other holders of Series 1 Preferred Shares, or the Company informs all of the holders of Series 1 Preferred Shares, in writing, that the fair market value of the Series 1 Preferred Shares as at the Effective Date was different than the Original Value and the Company and all of the holders of Series 1 Preferred Shares agree that such different amount is correct, then the Original Value shall be deemed to be the fair market value so determined (the “Amended Value”) and the then Series 1 Aggregate Redemption Price shall be increased or decreased to reflect the difference between the Amended Value and the Original Value.

(ii) If some or all of the Series 1 Preferred Shares are still issued and outstanding, the then Series 1 Redemption Price of a Series 1 Preferred Share shall be increased or decreased to reflect the difference between the Amended Value and the Original Value.

(iii) If some or all of the Series 1 Preferred Shares have been redeemed by the Company prior to the date of a downward adjustment of the Series 1 Redemption Price, the holder who held such Series 1 Preferred Shares at the time of their redemption shall forthwith pay to the Company, for each such Series 1 Preferred Share so redeemed, an amount equal to the difference between the Series 1 Redemption Price at the time of redemption and the Series 1 Redemption Price so adjusted. Such holder and the Company may agree that the total amount so payable to the Company may be paid by a corresponding downward adjustment of the Series 1 Preferred Redemption Price of any remaining Series 1 Preferred Shares held by such holder or in cash or by the assumption or issuance of debt or any combination thereof.

(iv) If some or all of the Series 1 Preferred Shares have been redeemed by the Company prior to the date of an upward adjustment of the then Series 1 Redemption Price, the Company shall forthwith pay to the holder who held such Series 1 Preferred Shares at the time of their redemption, for each such Series 1 Preferred Share so redeemed, an amount equal to the difference between the Series 1 Redemption Price at the time of redemption and the Series 1 Redemption Price so adjusted. Such holder and the Company may agree that the Company may pay the total amount so payable by a corresponding upward adjustment of the Series 1 Redemption Price of any remaining Series 1 Preferred Shares held by such holder or in cash or by the assumption or issuance of debt or any combination thereof.

(v) The holder of Series 1 Preferred Shares from time to time on which dividends were declared shall repay to the Company an amount in cash equal to the amount of the excess dividends declared on such holder’s shares before the date of a downward adjustment of the Series 1 Preferred Redemption Price. The Company shall pay to the holder of Series 1 Preferred Shares from time to time on which dividends were declared an amount in cash equal to the deficiency in the amount of the dividends declared on such holder’s shares before the date of an upward adjustment of the Series 1 Redemption Price. (vi) Any adjustments pursuant to the foregoing provisions shall be retroactive nunc pro tunc to the date of the issuance of the Series 1 Preferred Shares and to the date of the first and each subsequent redemption of Series 1 Preferred Shares.

(c) Except as required by applicable law, the holders of the Series 1 Preferred Shares shall not be entitled to receive notice of or to attend any general meeting of shareholders of the Company, and if in attendance, shall not be entitled to vote at those meetings.

(d) The holders of the Series 1 Preferred Shares shall be entitled to receive dividends as and when declared by the Directors, in their sole discretion, out of the monies of the Company properly available for the payment of dividends, in such form as the Directors may determine. Notwithstanding the foregoing, no dividends shall be declared or paid on the Series 1 Preferred Shares if such payment will impair the ability of the Company to redeem all of the Series 1 Preferred Shares. For greater certainty, the Directors may declare and pay dividends on any class of shares other than the Series 1 Preferred Shares to the exclusion of the Series 1 Preferred Shares.

(e) In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Series 1 Preferred Shares shall be entitled to receive, in priority to the holders of the common shares and any other shares ranking junior to the Series 1 Preferred Shares, and pari passu with other holders of any series of Preferred Shares, the Series 1 Redemption Price for each share held, before any distribution of any part of the assets of the Company among the holders of any Common Shares. If upon a liquidation, dissolution or winding up of the Company the assets of the Company are insufficient to distribute to the holders of Series 1 Preferred Shares the Series 1 Redemption Price for each share held and to the holders of any other series of Preferred Shares the full amount they would be entitled to under the special rights and restrictions attaching to their shares, such assets will be distributed among the holders of Series 1 Preferred Shares and any other series of Preferred Shares rateably in proportion to the respective amounts which would otherwise be payable in respect of their shares. After payment of the amount so payable to them, the holders of the Series 1 Preferred Shares shall not be entitled to share in any further distribution of the assets of the Company.

(f) Redeemable by the Company

(i) The Company may upon giving notice, redeem at any time the whole or from time to time any part of the then outstanding Series 1 Preferred Shares on payment of the Series 1 Redemption Price for each share to be redeemed.

(ii) If only part of the then outstanding Series 1 Preferred Shares is at any time to be redeemed, the shares to be redeemed shall be selected by the Directors in their absolute discretion and need not be redeemed pro rata based on the shareholdings.

(iii) If the Company desires to redeem all or any part of the Series 1 Preferred Shares, the Company shall at least 14 days before the date specified for redemption (the “Redemption Date”), mail a written notice (the “Redemption Notice”) thereof to each person who, at the date of mailing, is a registered holder of the shares to be redeemed.

(iv) The Redemption Notice shall be forwarded by registered, certified or first class mail, postage prepaid and addressed to each such holder at the holder’s address as it appears on the books of the Company. If the address of any such holder does not appear on the books of the Company, the Redemption Notice shall be so mailed to the last known address of such holder. The accidental failure to give the Redemption Notice to one or more such holders shall not affect the validity of the redemption.

(v) The Redemption Notice shall set out the Series 1 Redemption Price, the Redemption Date and if part of the Series 1 Preferred Shares held by such holder is to be redeemed, the number thereof so to be redeemed.

(vi) On the Redemption Date, the Company shall pay, or cause to be paid, to or to the order of the registered holders of the Series 1 Preferred Shares to be redeemed, the Series 1 Redemption Price for each such share on presentation and surrender, at the registered office of the Company or any other place(s) in Vancouver, British Columbia designated in the Redemption Notice, of the certificate(s) for such shares called for redemption. Such shares shall thereupon be deemed to be redeemed and shall be cancelled.

(vii) If only a part of the shares represented by any certificate is redeemed, a new certificate for the balance shall be issued at the expense of the Company.

(viii) Payment of the Series 1 Redemption Price (less any amount required to be withheld by the Company) for the Series 1 Preferred Shares to be redeemed shall be made by cheque payable to the holder thereof at par at any branch of the Company’s bankers in Canada. Such cheque shall discharge all liability of the Company for the Series 1 Redemption Price, to the extent of the amount represented thereby, unless such cheque is not paid on due presentation.

(ix) From and after the Redemption Date, the Series 1 Preferred Shares called for redemption shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Series 1 Redemption Price shall not be made upon presentation of certificate(s) in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected.

(x) The Company shall have the right, at any time on or after the date of the mailing of the Redemption Notice, to deposit the Series 1 Redemption Price of the Series 1 Preferred Shares called for redemption which are represented by certificate(s) which have not at the date of such deposit been surrendered by the holders in connection with such redemption to a special account maintained by the Company with any chartered bank or any trust company in Vancouver, British Columbia designated by the Company in the Redemption Notice (the “Trustee”) to be paid without interest to or to the order of the respective holders of such shares called for redemption upon presentation and surrender to the Trustee of the certificate(s) representing such shares. Upon such deposit being made the Series 1 Preferred Shares in respect whereof such deposit shall have been made shall be deemed to be redeemed and shall be cancelled. The rights of the holders thereof after such deposit shall be limited to receiving without interest their proportionate part of the total amount so deposited against presentation and surrender to the Trustee of the certificate(s) representing the shares to be redeemed. Any interest allowed on any such deposit shall belong to the Company.

(xi) Notwithstanding the foregoing, the holders of the Series 1 Preferred Shares to be redeemed may waive notice of any such redemption by written instrument(s).

(xii) Notwithstanding anything contained in this Section 2.1(2), the Company shall not redeem any Series 1 Preferred Shares to the extent that such redemption would, in the reasonable opinion of the Directors, be in violation of the laws of the Province of British Columbia, any other applicable law, or the Company’s obligations under (A) the Indenture dated as of August 9, 2021 among the Company as Issuer, Gran Colombia Gold Segovia S.A., ETK Inc., and The Bank of New York Mellon as Trustee relating to the Company’s 6.875% Senior Notes due 2026, as amended from time to time (the “Indenture”) or (B) the non-interest bearing demand promissory note issued by the Company to Caldas Holding Corp. evidencing the Company’s obligation to pay to the holder of such promissory note the principal amount of US$64,000,000.

(xiii) Any redemption monies that are represented by a cheque which has not been presented to the Company’s bankers for payment or that otherwise remains unclaimed (including monies held on deposit to a special account) for a period of six years from the Redemption Date shall be forfeited to the Company.

(g) Retractable by Holder

(i) Any holder of Series 1 Preferred Shares may, at the holder’s option at any time upon giving notice as herein provided, require the Company to redeem at any time the whole or from time to time any part of the Series 1 Preferred Shares held by the holder by payment of the Series 1 Redemption Price for each share to be redeemed.

(ii) If a holder of Series 1 Preferred Shares desires the Company to redeem any of the holder’s Series 1 Preferred Shares, the holder shall, at least 60 days before the date specified for redemption (the “Retraction Date”), give to the Company, at its registered office, written notice thereof (the “Retraction Notice”).

(iii) The Retraction Notice shall set out the Retraction Date and if only part of the Series 1 Preferred Shares held by such shareholder is to be redeemed, the number thereof so to be redeemed.

(iv) On the Retraction Date, the Company shall pay or cause to be paid to the order of the registered holder of the Series 1 Preferred Shares to be redeemed, the Series 1 Redemption Price for each such share, on presentation and surrender at the registered office of the Company of the certificate(s) for such shareholder’s Series 1 Preferred Shares to be redeemed.

(v) Payment of the Series 1 Redemption Price (less any amount required to be withheld by the Company) for the Series 1 Preferred Shares to be redeemed shall be made by cheque payable to the holder thereof at par at any branch of the Company’s bankers in Canada. Such cheque shall discharge all liability of the Company for the Series 1 Redemption Price, to the extent of the amount represented thereby, unless such cheque is not paid on due presentation. Such Series 1 Preferred Shares shall thereupon be deemed to be redeemed and shall be cancelled.

(vi) From and after the Retraction Date, the Series 1 Preferred Shares so redeemed shall not be entitled to exercise any of the rights of the holders in respect thereof unless payment of the Series 1 Redemption Price shall not be made upon presentation of certificate(s) in accordance with the foregoing provisions, in which case the rights of the holder shall remain unaffected.

(vii) If only a part of the Series 1 Preferred Shares represented by any certificate is redeemed, a new certificate for the balance shall be issued at the expense of the Company.

(viii) If a holder of Series 1 Preferred Shares gives a Retraction Notice but fails to present the certificate(s) for such holder’s Series 1 Preferred Shares to be redeemed on the Retraction Date, the Retraction Notice given by such holder shall be null and void and the Company shall have no obligation to make the redemption called for in the Retraction Notice. Notwithstanding the foregoing, the Company shall have the right to proceed with such redemption notwithstanding such failure. If the Company elects to proceed, the Company shall deposit the Series 1 Redemption Price for the Series 1 Preferred Shares to be redeemed in a special account maintained by the Trustee, to be paid without interest to or to the order of the holder of such Series 1 Preferred Shares upon presentation and surrender to the Trustee of the certificate(s) representing such shares. Upon such deposit being made, the Series 1 Preferred Shares in respect of which such deposit shall have been made shall thereupon be deemed to be redeemed and shall be cancelled. The rights of the holder thereof after such deposit shall be limited to receiving without interest the amount so deposited upon presentation and surrender to the Trustee of the certificate(s) representing the Series 1 Preferred Shares to be redeemed. Any interest allowed on any such deposit shall belong to the Company.

(ix) Notwithstanding anything contained in this Section 2.1(2), the Company shall not redeem any Series 1 Preferred Shares to the extent that such redemption would, in the reasonable opinion of the Directors, be in violation of the laws of the Province of British Columbia, any other applicable law, or the Company’s obligations under (A) the Indenture or (B) the non-interest bearing demand promissory note issued by the Company to Caldas

Holding Corp. evidencing the Company’s obligation to pay to the holder of such promissory note the principal amount of US$64,000,000.

(x) Any redemption monies that are represented by a cheque which has not been presented to the Company’s bankers for payment or that otherwise remains unclaimed (including monies held on deposit to a special account) for a period of six years from the Retraction Date shall be forfeited to the Company.

(h) Notwithstanding anything in this Section 2.1(2) setting out the rights, privileges, restrictions and conditions attached to the Series 1 Preferred Shares, the Company agrees, and each holder of Series 1 Preferred Shares by its acceptance of a Series 1 Preferred Share agrees, that the payment of any amounts owing under each Series 1 Preferred Share are hereby expressly subordinated and postponed in right of payment to the prior payment in full of all Indenture Obligations in all events and circumstances. For purposes of this Section 2.1(2)(h), “Indenture Obligations” means all indebtedness and other obligations owing from time to time by the Company and its subsidiaries under the Indenture.

APPENDIX D

INFORMATION CONCERNING GCM MINING CORP.

NOTICE TO READER

The following information provided by GCM is presented on a pre-Arrangement basis (except where otherwise indicated) and reflects the current business, financial and share capital position of GCM. This information has been provided by GCM and is the sole responsibility of GCM. Aris does not assume any responsibility for the accuracy or completeness of such information. See Appendix E of the Circular for business, financial and share capital information relating to Aris.

Unless the context indicates otherwise, capitalized terms which are used in this Appendix D and not otherwise defined in this Appendix D have the meanings given to such terms under the heading “Glossary of Terms” in the Circular.

FORWARD-LOOKING INFORMATION

Certain statements contained in this Appendix D, and in the documents incorporated by reference into this Appendix D, constitute forward-looking statements and forward-looking information (collectively referred to as “forward looking information”) within the meaning of applicable securities laws. Such forward-looking information relates to future events or GCM’s future performance. See “General Proxy Matters – Cautionary Statement Regarding Forward-Looking Information” in the Circular. Readers should also carefully consider the matters and cautionary statements discussed under the heading “Risk Factors” in the Circular, and under the heading “Risk Factors” in this Appendix D and the Annual Information Form of GCM for the year ended December 31, 2021 dated March 31, 2022 (the “GCM AIF”).

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in the Circular, including this Appendix D, from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge by contacting GCM at 401 Bay Street, Suite 2400, PO Box 15, Toronto, Ontario M5H 2Y4 or by phone at (416) 360-4653. In addition, copies of the documents incorporated herein by reference may be obtained by accessing the disclosure documents available on SEDAR at www.sedar.com.

The following documents of GCM are filed with the various securities commissions or similar authorities in the provinces of Canada and are specifically incorporated by reference into and form an integral part of the Circular:

●

the GCM AIF, except for the sections related to the superseded NI 43-101 compliant technical report titled “NI 43-101 Technical Report Prefeasibility Study Update – Segovia Project, Department of Antioquia, Colombia” dated effective December 31, 2020, titled “Item 6. Material Mineral Properties – 6.1 Mineral Reserves and Resources Summary – Segovia” and “Item 6. Material Mineral Properties – 6.2 Segovia Operations – Segovia Technical Report”;

●	the audited annual consolidated financial statements of GCM for the years ended December 31, 2021 and 2020, together with the notes thereto and the auditors’ report thereon;

●	the management’s discussion and analysis of the financial condition and results of operations of GCM for the financial year ended December 31, 2021 (the “GCM Annual MD&A”);

●	the unaudited interim condensed consolidated financial statements of GCM for the three and six months ended June 30, 2022 (the “GCM Interim Financial Statements”);

●	the management’s discussion and analysis of the financial condition and results of operations of GCM for the three months ended June 30, 2022 (the “GCM Interim MD&A”);

●	the GCM 2022 MIC; and

●	the material change report of GCM dated July 28, 2022 related to the Arrangement Agreement.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditor’s report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms, marketing materials and business acquisition reports filed by GCM with the securities commissions or similar authorities in Canada subsequent to the date of the Circular and before the Effective Date, are deemed to be incorporated by reference in the Circular (including this Appendix D).

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of the Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

NON-IFRS MEASURES

In certain documents incorporated by reference into this Appendix D, there are references to certain non-IFRS financial measures, including the terms free cash flow, cash costs, cash costs per ounce sold, all-in sustaining costs (“AISC”), AISC per ounce sold, average realized gold price, average realized gold price per ounce sold, working capital, EBITDA, adjusted EBITDA, adjusted EBITDA from continuing operations, adjusted net income, sustaining and non-sustaining capital expenditures and total debt. These non-IFRS financial measures do not have standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Readers are cautioned not to consider these non-IFRS financial measures as an alternative to, or more meaningful than measures of financial performance as determined in accordance with IFRS. Readers are further cautioned not to place undue reliance on any one financial measure.

For more information, see the GCM AIF, the GCM Annual MD&A and the GCM Interim MD&A, each of which is incorporated herein by reference.

GCM MINING CORP.

Name, Address and Incorporation

The full corporate name of GCM is GCM Mining Corp. The head office of GCM is located at 401 Bay Street, Suite 2400, PO Box 15, Toronto, Ontario M5H 2Y4 and its registered office is located at 1166 Alberni Street, Suite 1604, Vancouver, British Columbia, V6E 3Z3. GCM also has offices in Bogota and Medellin, Colombia.

GCM was incorporated pursuant to the provisions of the BCBCA on May 27, 1982 under the name “Impala Resources Ltd.” On August 26, 1987, Impala Resources Ltd. changed its name to “International Impala Resources Ltd.” On November 13, 1992, International Impala Resources Ltd. changed its name to “Tapestry Ventures Ltd.” On December 22, 2004, Tapestry Ventures Ltd. changed its name to “Tapestry Resource Corp.” On August 13, 2010, in connection with the arm’s length reverse takeover pursuant to which Tapestry Resource Corp. acquired all of the issued and outstanding securities of Gran Colombia Gold, S.A., GCM changed its name from “Tapestry Resource Corp.” to “Gran Colombia Gold Corp.” On November 29, 2021, GCM changed its name from “Gran Colombia Gold Corp.” to “GCM Mining Corp.”

Effective June 10, 2011, GCM completed a merger (the “Medoro Merger”) with Medoro Resources Ltd. (“Medoro”), then a TSX listed company. The combined company continued under the name “Gran Colombia Gold Corp.” Under the terms of the amended and restated arrangement agreement entered into by GCM and Medoro as of May 4, 2011, each Medoro shareholder received 1.2 GCM Shares plus 0.5 of a common share purchase warrant, now expired, for each Medoro share held. Holders of Medoro options and Medoro warrants had their securities converted into GCM securities that, on exercise, would have obtained GCM Shares and GCM warrants on an equivalent basis. As a result of the Medoro Merger, GCM acquired 100% of Medoro’s interest in the GCM Marmato Project and Medoro’s 5% interest in GCG Segovia, a Panamanian joint venture company, thereby increasing GCM’s interest in GCG Segovia from 95% to 100%.

As part of GCM’s efforts to streamline its corporate structure described below, effective January 1, 2017, GCM completed a vertical short form amalgamation with its wholly owned subsidiary, Medoro Resources (B.C.) Ltd., pursuant to a certificate of amalgamation issued by the Registrar of Companies, British Columbia and through which the securities of GCM were not affected.

In mid-2019, management of GCM and the GCM Board recognized that the development of the GCM Marmato Project required a significant injection of capital; however, they were unwilling to allow the Segovia Operations to serve as a guarantor or have security placed against it to secure the necessary financing. Therefore, GCM instead sought to spin-out the Marmato Project into a standalone, public company that could raise the necessary financing, which ultimately led to the creation of Caldas Gold through the RTO Transaction. Effective February 25, 2020, GCM completed the RTO Transaction, whereby GCM completed the spin-out of the Marmato Project to Caldas Gold (currently named Aris and, prior to the RTO Transaction, Bluenose Gold Corp.), which was listed on the TSX Venture Exchange at the time but is now listed on the TSX. In connection with the RTO Transaction and related transactions, GCM acquired 36,250,100 Aris Shares and 7,500,000 Aris Unlisted Warrants, with the Aris Shares controlled by GCM representing approximately 71.8% of the outstanding Aris Shares at the time of closing of the RTO Transaction. On February 4, 2021, Caldas Gold changed its name to “Aris Gold Corporation”.

Effective February 19, 2021, GCM completed a share purchase transaction (the “Zancudo Transaction”) resulting in the transfer of an exploration project located in the Municipalities of Titiribi, Angelopolis and Armenia, Department of Antioquia, Republic of Colombia to Denarius. In connection with the Zancudo Transaction and related transactions, GCM acquired an aggregate of 33,666,666 common shares of Denarius at the time of closing of the Zancudo Transaction.

On March 17, 2021, GCM acquired 22,222,223 subscription receipts of Denarius in a private placement at a price of C$0.45 per subscription receipt for total cash consideration of C$10.0 million. Each subscription receipt of Denarius was convertible into one unit of Denarius, each of which comprised one common share of Denarius and one common share purchase warrant of Denarius entitling GCM to purchase one additional share of Denarius at a price of $0.80 per common share until March 17, 2026. GCM’s equity interest in Denarius decreased to 27.31% upon the closing of the private placement.

On June 4, 2021, GCM completed the Gold X Arrangement. As a result of the Gold X Arrangement, Gold X became a wholly-owned subsidiary of GCM.

On March 29, 2022, GCM acquired an additional 3,430,000 common shares of Denarius through a block trade. Upon the acquisition of such shares, GCM’s equity interest in Denarius increased to 28.57%. On June 14, 2022, GCM acquired a further additional 6,700,000 common shares of Denarius through a block trade. Upon the acquisition of such shares, GCM’s equity interest in Denarius increased to 31.80%.

Intercorporate Relationships

The majority of GCM’s assets related to the Segovia Project are held indirectly through GCG Segovia and those assets related to the Toroparu Project are held indirectly through ETK, Inc. The Zona Alta Mining Title, which was acquired by GCM in connection with the Medoro Merger, is mostly held indirectly by GCM through its subsidiaries identified in the following chart. These assets were acquired by Medoro (and effectively GCM as a result of the Medoro Merger) as a result of several acquisitions of different mining projects from a series of vendors with the strategy of consolidating the Marmato mining district in Caldas, Colombia. Some of these acquisitions, for various tax and corporate reasons, were structured as amalgamations of companies or acquisitions of off-shore holding structures. Since the vendors of these assets were based in different countries and had distinct corporate planning strategies, these purchases by GCM resulted in an intricate structure of off-shore holding companies, including companies in the UK, Switzerland, Belize, British Virgin Islands, Delaware (U.S.A.), British Columbia (Canada), Colombia and Guyana.

Though GCM believes the current structure does not affect the ability of management or the GCM Board to oversee operations, many of these structures do not provide any advantages to GCM and instead increase costs and effort related to accounting. Therefore, GCM is continuing to take steps to re-organize and streamline its subsidiaries in order to simplify the off-shore holding structure of its Colombian assets.

The following chart illustrates the principal subsidiaries of GCM, together with the jurisdiction of incorporation of each company and the percentage of voting securities beneficially owned or over which control or direction is exercised, directly or indirectly, by GCM as at the date of the Circular:

Description of the Business of GCM

GCM is a Canadian-based gold and silver exploration and development company focused on acquiring and developing properties of merit to bring to production and operating such properties, with a primary emphasis on Colombia and Guyana. GCM holds 100% of the former Frontino Gold Mines Ltd. gold and silver assets, including the largest underground gold and silver mining operation in Colombia – the Segovia Operations – and 100% of the former Gold X operations in Guyana – the Toroparu Project. In February 2020, GCM completed the RTO Transaction to spin-out the Marmato Project to Caldas Gold and in July, August and December of 2020, it participated in various Caldas Gold securities offerings. In February 2021, Caldas Gold changed its name to “Aris Gold Corporation”. In April of 2022, GCM purchased the Aris Convertible Debenture. As a result of the various securities offerings, GCM now owns, as of the date of the Circular, approximately 44% of Aris through Caldas Holding, a wholly-owned subsidiary of GCM. Caldas Holding also owns 7,500,000 Aris Unlisted Warrants and 18,444,445 Aris Warrants. GCM beneficially and of record also owns the Aris Convertible Debenture and $9,463,555 principal amount of the Aris Gold-Linked Notes. GCM continues to own the GCM Marmato Project, consisting of the Zona Alta Mining Title and the Echandia Mining Title, of which GCM retains rights to the upper zone and has granted a permanent right to the lower zone, through an operating agreement, to Aris. GCM also owns, as of the date of this Circular, approximately 32% of Denarius and approximately 26% of Western Atlas.

GCM held a 100% interest in the Lo Increible Properties in Venezuela, which it acquired in connection with the Medoro Merger. Initial mineral resources based on limited diamond drilling identified 13.4 million tonnes grading 2.2 g/t, or 940,000 ounces of open pittable gold. On September 16, 2011, the Venezuelan government issued a Decree-Law nationalizing gold exploration and mining operations in the country, including a minimum state equity participation of 55% in gold projects, a new 13% royalty and the banning of export sales by producers. GCM tried to engage the Venezuelan government of Nicolas Maduro with respect to negotiations for the GCM properties in Venezuela for adapting the project to then-current Venezuelan legal requirements while being indemnified for nationalization of a majority stake of such properties. For the purposes of holding, developing and financing its Venezuelan assets and carrying out its Venezuelan investment strategy, should the situation in Venezuela change, GCM has entered into a share purchase agreement with the potential of spinning off the Lo Increible Properties to Western Atlas. Through the proposed spin-off of GCM’s Venezuelan assets, GCM will retain a major stake in the new company while leveraging the capital markets to provide the funding required for exploration and development of the mining assets. See “Risk Factors – Economical and Political Factors – Venezuela” in the GCM AIF, available on GCM’s SEDAR profile at www.sedar.com. GCM now owns, as of the date of the Circular, approximately 26% of Western Atlas.

GCM’s business activities are directed from its offices in Toronto, Ontario Canada (401 Bay Street, Suite 2400), Bogota and Medellin, Colombia and Georgetown, Guyana.

A full description of GCM’s business and its material mineral properties is set out in the GCM AIF, which is incorporated by reference herein. A copy of the GCM AIF is available on SEDAR at www.sedar.com and on GCM’s website.

Recent Developments

On April 12, 2022, GCM acquired the Aris Convertible Debenture in the principal amount of $35,000,000. The Aris Convertible Debenture pays interest at 7.5% per annum, payable monthly, and may be converted, in whole or in part, into Aris Shares at a conversion price of $1.75, equal to a maximum number of 20,000,000 Aris Shares being issuable upon conversion, subject to adjustments. The Aris Convertible Debenture has an expiry date of October 12, 2023 (the “Maturity Date”), or such further date as the parties may agree, and Aris shall pay the principal amount upon the Maturity Date to GCM, subject to earlier conversion by the Company. The Aris Convertible Debenture will be repaid under the Arrangement.

On May 9, 2022, GCM filed a new NI 43-101 compliant technical report relating to the Segovia Operations bearing an effective date of December 31, 2021 entitled “NI 43-101 Technical Report Prefeasibility Study Segovia Project Antioquia, Colombia” prepared by SRK Consulting (U.S.), Inc. and signed by Benjamin Parsons, MSc, MAusIMM (CP), Eric Olin, MSc, MBA, MAusIMM, SME-RM, Cristian Pereira Farias, SME-RM, David Bird, MSc, PG, SME-RM, Fredy Henriquez, MS Eng, SME, ISRM, Jeff Osborn, BEng Mining, MMSAQP, Fernando Rodrigues, BS Mining, MBA, MAusIMM, MMSAQP, Giovanny Ortiz, BS Geology, FAusIMM, Joshua Sames, PE, BEng Civil, Mark Allan Willow, MSc, CEM, SME-RM and Jeff Parshley, P.G. and reviewed by Scott Burkett, BSc Geology, Principal Consultant and Anton Chan, BEng Mining, MS Earth Science, Peng, MMSAQP, each of whom is a “qualified person” for the purposes of NI 43-101 (the “Segovia Technical Report”). For more information regarding the Segovia Technical Report, see “Segovia Technical Report” below in this Appendix D.

On July 25, 2022, GCM announced that it had entered into the Arrangement Agreement with Aris pursuant to which the Parties will complete the Arrangement. For additional information, see the “The Arrangement” in the Circular, as well as the Plan of Arrangement and the Interim Order attached as Appendices C and K, respectively, to the Circular.

SEGOVIA TECHNICAL REPORT

The following is a summary overview of the Segovia Operations as set out in the Segovia Technical Report. The Segovia Technical Report summary reproduced below includes defined terms and usages that are different from or may conflict with those used elsewhere in this Circular (including this Appendix D), or that are not contained in this Circular (including this Appendix D) but can be found in the complete Segovia Technical Report, which may be accessed through GCM’s website and on its profile on SEDAR at www.sedar.com. The Segovia Technical Report summary below is based on assumptions, qualifications and procedures which are not fully described herein. Please note that information contained in the summary below is as of the date indicated in the summary and may have changed materially since that time, as explained elsewhere in this Circular and GCM’s other public disclosure.

1.	Summary

This report was prepared as a prefeasibility-level (PFS) Canadian National Instrument 43-101 (NI 43-101) Technical Report (Technical Report), with an effective date of December 31, 2021 and a report date of May 6, 2022, for GCM Mining Corp. (GCM or Company) by SRK Consulting (U.S.), Inc. (SRK) on the Segovia Project, which comprises several areas named Providencia, El Silencio, Sandra K, Carla, and Las Verticales Veins System (Las Aves, Pomarosa and Pomarosa 2 shears). The Las Verticales Vein System is currently considered to be at the exploration stage and is therefore reported within the Mineral Resources but is excluded from the prefeasibility study due to the level of confidence at the current stage.

The metric system has been used throughout this report. Tonnes (t) are metric of 1,000 kilograms (kg), or 2,204.6 pounds (lb). All currency is in U.S. dollars (US$) unless otherwise stated.

1.1	Property Description and Ownership

The Segovia Project (Segovia or the Segovia Project) is a gold mining complex located in Colombia’s Segovia-Remedios mining district, Department of Antioquia, north-west Colombia approximately 180 kilometers (km) northeast of Medellín (the Department capital of Antioquia), at 74° 42’ W and 7° 04’ N. Within the Segovia Project area, the Company is current producing from four underground mines, Providencia, El Silencio, Sandra K and Carla. The Carla Project (Carla, or the Carla Project) is located approximately 10 km southeast of Segovia at approximately 7° 04’ 18.0’’ N, 74° 41’ 55.5’ W.

1.2	Geology and Mineralization

Gold mineralization at Segovia occurs in mesothermal quartz-sulfide veins hosted by granodiorites of the Segovia Batholith. The well-known, partially exploited veins dip at approximately 30° to the E or NE. There are also a number of steeply dipping quartz veins with a N40W trend in the western part of the concession, termed the Las Verticales veins.

In general, the veins are formed of quartz with minor calcite and coarse-grained sulfides comprising of pyrite, galena and sphalerite, and typically show a close spatial relationship with basaltic dikes. Gold and electrum occur as fine grains (less than 20 microns) and visible gold is generally uncommon. Native silver has been reported. The wall-rock alteration to the veins affects the basalt to andesite dikes and the granodiorite in a narrow zone a few meters (m) wide with potassic (biotite), argillic (illite) and propylitic alteration most commonly encountered along with selective mineral replacement by chlorite, epidote, pyrite and calcite.

SRK understands that the white crystalline quartz is not associated with gold. The laminated quartz veins are associated with low-grade (less than 10 grams per tonne [g/t]) gold, and the quartz-sulfide open spaced filling veins are associated with high-grade (more than 10 g/t) gold.

The modelled vein at Providencia is geologically continuous along strike for approximately 2 km and has a confirmed down dip extent that ranges from 690 m to greater than 1.3 km, and an average thickness of 0.9 m, reaching over 5 m in areas of significant swelling and less than 0.1 m where the vein pinches. Locally, the Providencia vein displays significant disruption by faulting, pinch and swell structures, fault brecciation and fault gouge.

Exploration work and mining activity at Sandra K confirms the previous geological interpretation. The current known mineralization extends 2 km along strike and extends approximately 0.7 km down-drip, which remains open to depth, with the current limits being restricted in parts to the current mining license. Additional validation of data from historical mines, previously mined by local contract miners have increased the potential for additional mineral resources within the vicinity of the Sandra K mine. These areas include the previously mined Cogote mine and the Vera mine. In 2020 and 2021 work was focused on validation and capture of the Cogote mine database, to connect to the previous modelled structures intercepted at depth in the 2019 exploration programs by GCM.

GCM has completed a considerable review of the geological interpretation of the El Silencio Mine with the identification of a number of additional small-scale structures defined in the latest model, including the updated interpretation of some tensional structures. The latest geological information has been supported by work completed by the mine and survey departments to define the different structures, which are currently actively being mined. The current El Silencio system confirms geological continuity along strike for 2.2 km respectively and indicates down-dip extents of more than 2.0 km, with thicknesses that are comparable to the Providencia vein, but there appears more geological complexity and as shown by the 2021 exploration programs the identification of small-scale structures and splays represent the exploration potential within the current mine beyond the two largest veins (Veta Manto [VEM] and Veta Nacional [NAL]), including veins 1040 and 1180 with important high-grade zones.

Although currently less well defined by sampling, the Las Verticales veins appear geologically continuous along strike for up to 1.3 km, and have an average thickness of 0.5 m, reaching over 2 m in areas of vein swelling. No work has been completed on the Las Verticales structures during 2021, so the Mineral Resources remains unchanged.

Gold mineralization at the Carla Project occurs in mesothermal quartz-sulfide veins hosted by granodiorites of the Segovia Batholith. The Carla vein dips at approximately 35° to the east and is offset by three broadly NW SE trending, steeply dipping faults, which reflect a dominantly strike-slip sinistral sense of movement. The mineralized structure shows a close spatial relationship with mafic dikes, which are interpreted as pre-dating the gold mineralization. The modelled structure at Carla is geologically continuous along strike for approximately 900 m and has a confirmed down dip extent that ranges from 400 m to greater than 750 m, and an average thickness of 0.8 m, reaching over 3.5 m in areas of significant swelling and less than 0.1 m where the vein pinches. Exploration in 2021 has mainly focused on underground channel sampling which resulted in higher-grades locally in a hangingwall vein.

1.3	Status of Exploration, Development and Operations

Drilling completed by GCM has been completed via a combination of holes collared at surface, intersecting the veins largely from the northeast and southwest orientations, and via underground drilling.

Prior to August 15, 2012, samples were sent for preparation to the SGS SA laboratories (SGS) facility in Medellin, Colombia and fire assays for gold were conducted by SGS in Peru. Since August 15, 2012 all sample preparation and fire assays have been completed at the upgraded SGS facility in Medellin.

Since 2015, GCM began completing infill drilling at Providencia using underground drill rigs, with the aim of infill drilling via fan drilling to approximately 20 m by 20 m spacing. Drilling is completed using industry standard underground rigs using NQ core diameter which is consistent with the surface drilling.

During 2021, GCM exploration continued to add to the current database through a combination of drilling and data capture (digitization of historical maps) from other sources. All diamond core has been logged and sent for preparation to the SGS facility in Medellin.

The increase in the data base can be summarized as follows:

●

In total (Segovia + Carla) there has been an increase in the diamond drilling database of 424 holes for 97,106 meters (m), compared to December 2020. A new vein has been added to the Mineral Resource at the historical Vera mine, which includes an additional 63 holes for 9,640 m, bringing the total drilling database to 2,553 holes for 378,846 m. This can be broken down between the various sources and projects as follows:

o	GCM exploration (GEX) with the Segovia license continued the routine infill underground drilling programs designed to confirm and increase the confidence in the grade distribution at the mines. The program consisted of 172 holes drilled for a total of 54,549 m

o	Additional to the exploration 160 holes for 29,787 m where added from the mining department (GEM)

o	33 holes for 1,025 m were added from small scale department which have been assayed at SGS (GPE)

o	Based on the data capture of the historical holes 2 holes were removed from historical sources (FGM)

o

At Carla License a total of 20 holes for 3,895 m were added to the database. The provided database included a further 19 holes (3,725.2 m) from the LBA target and 10 holes (2,445.5 m) at the SAN target, but these have been excluded from the current estimates as they lie outside of the license boundary.

In addition to the drilling there has been an increase in the underground channel sample database due to a combination of new channel sampling, and the data capture of historical samples at El Silencio and Sandra K mines.

In total there has been an increase of 7,368 channels for 10,716 m in length added to the database of new channels at the Segovia Project, with an additional 929 channels for 850 m of sampling at Carla, in the databases provided. A breakdown of the increase in the database per mine is as follows:

●	Providencia: 2,073 channels for 1,634 m of sampling

●	El Silencio: 2,994 channels for 3,274 m of sampling

●	Sandra K: 2,293 channels for 7,201 m of sampling

●	Carla: 929 channels for 850 m of sampling

●	Vera: 4,680 channels for 3,432 m of sampling (including 4,588 channels for 3,326.4 m from historical FGM sources).

At the underground mines (Providencia, Sandra K and El Silencio), channel samples have been taken at regular intervals vertically across the vein. The channel sample database represents the accumulation of grade control data for the underground mines for approximately the past 30 years.

All historical underground samples were sent to the Mine Laboratory for sample preparation and analysis. GCM has also completed a separate exploration channel sampling program, using a diamond saw to produce improved quality sampling. Between 2012 and 2016 exploration channel samples were sent to the SGS sample preparation in Medellin for analysis, which have been treated with the same sample procedures and analysis as diamond core samples. GCM commissioned an onsite laboratory in 2016 which is run by SGS and has been used for all mine channel sampling since to this date. All GCM diamond core has been logged and sent for preparation to the SGS (Colombia) facility in Medellín. SRK has visited the site on numerous occasions between 2017 to 2020, SRK completed a site inspection by Giovanny Ortiz in 2021 and 2022 who is a qualified person (QP) as defined by CIM.

SRK is satisfied with the quality of the laboratories used for the latest program and based on the quality control investigations considers that there is no evidence of bias within the current database which would materially impact the estimate. Based on the validation work completed by SRK, the database has been accepted as provided by GCM’s resource geologist.

1.4	Mineral Processing and Metallurgical Testing

GCM ore is processed through the Maria Dama process plant utilizing a process flowsheet that includes crushing, grinding, gravity concentration, gold flotation, concentrate regrinding, concentrate cyanidation, Merrill-Crowe zinc precipitation and refining of both the zinc precipitate and gravity concentrate to produce a final gold/silver doré product.

The Maria Dama process plant has been in production for many years and the metallurgical requirements for processing ore from the Providencia, El Silencio and Sandra K mines are well understood. GCM is now planning to mine and process ore from the Carla vein, which is part of the Segovia complex and has conducted metallurgical testwork at SGS Canada (SGS) on a single test composite that was formulated from selected drillholes and intervals from the Carla vein. The metallurgical program included rougher flotation followed by cyanidation of the reground rougher concentrate using process conditions currently practiced at GCM’s Maria Dama process plant. In addition, whole-ore cyanidation and Bond ball mill work index (BWI) tests were conducted. The results of this testwork demonstrated that the gold contained in ore from the Carla vein is highly recoverable using the process conditions currently in use at the Maria Dama process plant. Gold and silver recoveries were reported at about 95% and 77%, respectively. SRK has reduced the reported laboratory recoveries by 2% in order to account for inherent plant inefficiencies. As such, overall gold and silver recoveries from Carla ore are projected at 93% and 75%, respectively.

1.5	Mineral Resource Estimate

GCM provided to SRK an exploration database with flags of the main veins as interpreted by GCM. In addition to the database, GCM has also supplied a geological interpretation comprising preliminary 3D digital files (DXF) through the areas investigated by core drilling for each of the main veins.

At Providencia, El Silencio, Sandra K, Vera and Carla updated Mineral Resource Estimate (MRE) have been defined based on the revised database provided by GCM. The new databases increased a total of 475 additional diamond core boreholes (103,508 m) drilled by GCM. when the database is compared to the previous model (based on a comparison of collar files). The resource evaluation work was completed by Mr. Benjamin Parsons, MAusIMM (CP#222568) and Mr. Giovanny Ortiz (FAUSIMM #304612). The effective date of the Mineral Resource Statement is December 31, 2021, which is the last date assays, and the surveyed depletion outlines were provided to SRK.

GCM provided SRK with geological information in Seequent Leapfrog® Geo (Leapfrog®) with a preliminary geological model. Leapfrog® has been selected due to the ability to rapidly create accurate geological interpretations, that can interact with a series of geological conditions. The following process has been completed to complete the geological models:

●	Review Importing Logs in Leapfrog for potential validation issues.

●	Compared GCM geological interpretation against provisional interpretations in polyline formats.

●	Review and adjustment of the fault model using the GCM polylines and underground sampling as a guideline.

●

Defined the timing and interaction of faults to generate fault blocks within which veins can be defined. The veins terminate at the contact with each fault (SRK previously reviewed the structural interpretation and model under a separate scope of work during 2019, which have been updated in 2020).

●

Creation of the veins based initially on lithological coding provided by GCM, then edited by SRK based on either grade or location validation issues. The final model has not been snapped to all intersections due to continuing validation of elevations remaining an issue to a degree. SRK compared the sample lengths to the model thickness on a visual basis and considers the correlation to be reasonable, with no material bias between the sampling and the vein thickness.

●

The initial geological model has been reviewed between SRK and GCM to confirm the current interpretation is representative of the underlying geological data, and knowledge of the veins from site personnel.

SRK considers that the application of internal high-grade domains forms an important component to the different Segovia mines. SRK elected to exclude the southern fault block at Sandra K from the high-grade domaining and the Carla mine, as the sampling has been predominately from surface drilling and therefore the sample population is considered too low to assign limits with sufficient levels of confidence.

The grade estimation domains therefore comprise of the narrow vein zones interpreted by SRK/GCM geologists and discrete high-grade gold shoot domains. The presence and orientation of the high-grade shoots were validated during underground visits and with discussions with the mines geological team as part of on-going technical support provided by SRK for short and medium-term mine planning.

SRK has produced block models using Datamine™ Studio RM software (Datamine™). The procedure involved construction of wireframe models for the fault networks, veins, definition of resource domains (high-grade sub-domains), data conditioning (compositing and capping) for statistical analysis, geostatistical analysis, variography, block modeling and grade interpolation followed by validation. Grade estimation has been based on parent block dimensions of 5 m x 5 m x 5 m, for the updated models. The block size reflects that the majority of the estimates are supported via underground channel sampling and spacing ranging from 2 to 5 m. Sub-blocking has been utilized to enable accurate modelling of the tonnage with a minimum block size of 1 m x 1 m x Z dimensions, where the z dimension is flexible to fit the vertical width of the vein. Vein thickness in the block model has been based on defining an initial single block across the width of the vein during the block coding routines. Using this methodology sub-blocks 1 m by 1 m are filled within each vein, with accurate boundaries selected.

Datamine™ was used to domain assay data for statistical and geostatistical analysis, construct the block model, estimate metal grades and tabulate the resultant Mineral Resources. Phinar X10 Geo was used to conduct the capping analysis with Snowden Supervisor software used for geostatistical analysis, variography and statistical validation of the grade estimates. All samples have been capped and composited based on the statistical review with a default composite of 3 m, selected in an attempt to model a single composite across the width of the vein, given the varying widths of the veins. A minimum composite length of 0.2 m has been used.

SRK has not updated the Mineral Resource models for the Las Verticales areas as no new information is currently available and therefore the last estimate remains valid.

Gold grades have been interpolated using nested three pass approaches within Datamine™, using an Ordinary Kriging (OK) routine for the main veins. In the cases of Providencia, El Silencio and Sandra K, where minor veins or splays off the main structure exist, SRK has used Inverse Distance weighting squared (ID2). The search ellipses follow the typical orientation of the mineralized structures, and where appropriate, were aligned along higher-grade plunging features within the mineralized veins, namely within the visually evident high-grade shoots.

The classification is based on standards as defined by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council on May 14, 2014. The Mineral Resources at the Project have been classified as Measured, Indicated and Inferred at Providencia and Sandra K.

At El Silencio and Carla, only Indicated and Inferred Mineral Resources have been defined. SRK has limited the Indicated Mineral Resources to the lower portion of the mine (previously flooded), where the depletion limits are considered more accurate due to a lack of mining activity over prolonged periods of time by contractor mining.

In the historical Cogote mine, which was previously only included at depth from drillhole intercepts, GCM have completed a major data validation process of the historical veins. SRK considers the work completed to be sufficient for the declaration of Inferred Mineral Resources but has not assigned higher confidence levels until further work on verification sampling and confirmation of surveys has been completed.

SRK has defined the proportions of Mineral Resource to have potential for economic extraction for the Mineral Resource based on a single cut-off grade for all four mines. To determine the reasonable prospects for eventual economic extraction (RPEEE), SRK has used the following key assumptions for the costing, and a metallurgical recovery of 90.5% Au, has been assumed based on the current performance of the operating plant, and using a US$1,800/oz gold price and an average mining cost. There has been an increase in the gold price from US$1,700/oz to US$1,800/oz which represents an increase of approximately 5.8%, however SRK highlights that this has been offset to some extent by the assumptions used in the costs between 2019 and 2020 which had an increase of 6.2% (Table 1-1). SRK has taken the decision to use 2.9 g/t for the 2022 estimate to remain consistent with previous estimates.

Table 1-1: Comparison of the Mineral Resource Cut-Off Grade Assumptions 2020 Versus 2021

Cost	2020 Cost	2021 Cost	Unit	Variance
Mine	85	99.0	USD/ton	16.47%
Plant	24	26.0	USD/ton	8.33%
G&A	24	22.0	USD/ton	-8.33%
Royalties	11.1	6.1	USD/ton	-45.13%
Total Cost	144.1	153.1	USD/ton	6.24%
Au Price	1,700.00	1,800.00	USD/oz	5.88%
	54.7	57.9	USD/g
Au recovery	90.5	90.5%
COG	2.9	2.9*	Gpt	1.18%

Sources: SRK, 2022

Notes:

1. SRK rounded to 2.9 g/t for December 31 2021 Mineral Resource Reporting

SRK has limited the Resource based on a cut-off grade of 2.9 g/t Au over a (minimum mining) width of 1.0 m. Based on on-going assistance with mine planning SRK considers this cut-off to remain appropriate.

The classified Mineral Resource is sub-divided into material within the remaining pillars (pillars), and the long-term resource material (LTR) outside of the previously mined areas, with the classification for the pillars considered separately given the uncertainty of the extent of remnant pillar mining currently being undertaken by Company-organized co-operative miners.

The Mineral Resource statement for the Project is shown in Table 1-2.

Table 1-2: SRK Mineral Resource Statement for the Segovia and Carla Projects Dated December 31, 2021 – SRK Consulting (U.S.), Inc.

Project	Deposit	Type	Measured			Indicated			Measured and Indicated			Inferred
			Tonnes	Grade	Au Metal	Tonnes	Grade	Au Metal	Tonnes	Grade	Au Metal	Tonnes	Grade	Au Metal
			(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
Segovia	Providencia	LTR	263	12.0	101	385	8.8	109	648	10.1	210	367	7.0	83
		Pillars	156	17.5	88	88	9.3	26	232	14.4	114	458	17.6	259
	Sandra K	LTR	17	12.2	7	498	9.5	153	515	9.6	159	704	12.3	279
		Pillars	27	14.7	13	188	10.4	63	214	10.9	75	67	26.8	58
	El Silencio	LTR				1,601	11.2	577	1,601	11.2	577	2,159	8.8	609
		Pillars				1,228	11.4	449	1,228	11.4	449	341	12.1	133
	Verticales	LTR										771	7.1	176
	Subtotal Segovia Project	LTR	280	12.0	108	2,484	10.5	839	2,764	10.7	947	4,001	8.9	1,146
		Pillars	182	17.1	100	1,504	11.1	538	1,686	11.8	638	867	16.2	450
Carla	Subtotal Carla Project	LTR				129	7.9	33	129	7.9	33	224	9.6	69
Vera	Subtotal Vera Project	LTR				6	10.9	2	6	10.9	2	257	4.6	38

Source: SRK, 2022

Notes: The Mineral Resources are reported at an in-situ cut-off grade of 2.9 g/t Au over a 1.0 m mining width, which has been derived using a gold price of US$1,800/oz, and suitable benchmarked technical and economic parameters for underground mining (mining = US$99.0, processing = US$26.0, G&A = US$22.0, Royalties = US$6.1), and conventional gold mineralized material processing (90.5%). Each of the mining areas have been sub-divided into Pillar areas (“Pillars”), which represent the areas within the current mining development, and LTR, which lies along strike or down dip of the current mining development. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimate. All composites have been capped where appropriate.

SRK considers the exploration data accumulated by GCM is generally reliable, and suitable for this MRE. SRK undertook a laboratory audit of the mine laboratory during previous site inspections and has previously visited the SGS sample preparation and fire assay facilities in Medellin and found it to be clean, organized, with the correct equipment and procedures in place to ensure quality is maintained.

Infill drilling along with the on-going validation work of the historical database, and surveying of the underground mine work has resulted in an increase in the Mineral Resources at Segovia. It is SRK’s opinion that improvements have been made from previous models but that further improvements can still be made to the geological database (namely elevations).

There are zones in all three mines where the vein coding requires detailed review to improve the geological interpretation. SRK has highlighted any obvious misclassification of vein coding in the databases using a coding SRK_XXX_xyz, which GCM needs to review as a priority. Correction of the vein coding will enable an improved geological model which can aid exploration planning and identifying possible areas where parallel veins exist, which would provide additional feed material within the existing infrastructure. One recommendation is that the mine geology team of Segovia should have more involvement in the geological model construction and correction of issues, including the unification of the vein names and codes used for new zones.

At El Silencio the geological team has advanced the current geological interpretation to account for a number of splays or sub-parallel structures. In 2021, further work has been completed to integrate local mine geology and mine planning into the current estimates on a number of smaller high-grade structures. These areas have resulted in a significant growth in the Mineral Resource (namely v1040) and show the potential to add further Resources within continued work within the deposit.

Additional validation work on the historical datasets at Sandra K within the PAT and JUL veins in the Cogote area of the mine, have resulted in a significant increase in the Mineral Resources. The Exploration team of GCM completed the verification of the historic information (historical reports, paper maps, etc.), including the validation of information and digitizing of the UG working and sampling data. The database was generated for the Vera project which included the transformation of the information to the current coordinate system and the units of length and weight to the metric system. SRK currently considers the current levels of confidence within these areas to only be sufficient to define Inferred Mineral Resources.

●	Further to this in relation to the required improvements to data quality, SRK recommends the following:

●	Creation of a 3D interpretation of all mining development and stoped areas will help guide exploration

●	Continued infill drilling using underground drill-rigs ahead of the planned mining faces to a minimum of 20 m by 20 m pattern

SRK recommends that GCM look towards the use of localized short-term planning models to improve the understanding of the short scale variation in grade and improve the potential to monitor the current estimates. These short-term models should include results from the infill underground drilling areas and adjustments to the high-grade domain boundaries. The mine geology team of GCM has recently generated some short-term models for some veins and locations. This should be implemented for all the mines including the design and apply a reconciliation protocol.

SRK has reviewed the current exploration potential at Segovia which can be summarized as follows:

●

Continuation of drilling at depth targeting high-grade shoots within VEM and NAL veins, drilling during 2020 indicates there are potentially two shoots with a portion of lower grades in between, these will require additional drilling where possible from the current fan drilling, or via a new parent hole.

●

At Providencia there is potential shown on the eastern fault block which represents an uplift in the location of the vein due to faulting. Initial drilling has encouraging results in an area where the vein has previously been considered to feather out into more discontinuous structures.

●

Brownfields exploration in the proximity to Providencia exists within the Cristales, San Nicolas veins to the north of the El Silencio and Sandra K mines respectively, and the Mamajito vein which exists in the hangingwall to the current Providencia mine. These veins has been historically mined and represent further opportunity to increase the Mineral Resource basis in the future similar to the Vera additions in 2021.

●	At Sandra K the potential areas to increase the current Mineral Reserves and potentially add additional material to future mine plans include:

o

Further verification channel samplings and drilling down-drip of the historical PAT and JUL veins. These veins are known to extend to depth based on the 2019 drilling programs and 2020 – 2021 validation work. The results of the 2021 work indicate these veins have higher than the average grades at Sandra K. If the dip extension of the existing mines is targeted this could provide additional Mineral Resources.

o

Data capture continued on the Vera [VER] vein to the south east of the current Sandra K. SRK recommends continuing the surveying of mined areas, which to date have been sterilized by SRK, and further verification of the underground channel sampling by twin sampling and continue the diamond drilling down-dip of known mineralization.

The total budget for these programs is approximately US$13 million, to complete a total of approximately 65,000 m of drilling in 2022. SRK considers this action to be reasonable but will review the current planned program for further detail.

1.6	Mineral Reserve Estimate

Mineral Reserves stated here for the Segovia operations include four distinct areas named Providencia, El Silencio, Sandra K, and Carla. There are other mines in the vicinity, owned by GCM, however there are no Indicated resources stated outside of these four areas at this time. There are also other mines in the vicinity owned by others. The general dip of the orebodies in all four areas is 30° to 40°. The veins are narrow and range from several centimeters (cm) to over 1 m. All four areas are currently being mined.

The mines are currently accessed using an apique hoisting system which approximately follows the dip of the orebody. The mining method currently in use is predominantly a room and pillar method, although some areas of Providencia are mined using cut and fill methods. In the cut and fill areas, ramps are developed in waste and an attack ramp system is used to access various levels of the orebody. In room and pillar areas, access is via on-ore openings/apiques.

A 3D design has been created representing the planned reserve mining areas. The underground mine design process resulted in underground mining reserves of 2.3 million tonnes (Mt) with an average grade of 10.11 g/t gold (Au) diluted. The Mineral Reserve statement, as of December 31, 2021, for GCM Segovia is presented in Table 1-3. Mineral Reserves were classified using the 2014 CIM Definition standards.

Table 1-3: GCM Segovia Mineral Reserves Estimate as of December 31, 2021

Segovia Mineral Reserves		Cut-off (1):3.20 - 3.51 g/t
Category	Area	Tonnes	Au Grade (g/t)	Oz (in situ)
Proven	Providencia	203,738	12.00	78,587
	Carla	-	-	-
	Sandra K	-	-	-
	El Silencio	-	-	-

Subtotal Proven		203,738	12.00	78,587
Probable	Providencia	154,644	9.92	49,339
	Carla	72,193	9.55	22,157
	Sandra K	399,036	8.01	102,754
	El Silencio	1,460,863	10.47	491,823
Subtotal Probable		2,086,736	9.93	666,073
Total	Proven + Probable	2,290,474	10.11	744,661

  Source: SRK, 2022

  Notes:

●

Ore reserves are reported using a gold cut-off grade (CoG) ranging from 3.20 to 3.51 g/t depending on mining area and mining method. The CoG calculation assumes a $1,650/oz Au price, 90.5% metallurgical recovery, $6/oz smelting and refining charges, 3.5% royalty, $21.72/t G&A costs, $26.06/t processing cost, and mining costs ranging from $99.70 to $114.05/t. Note that costs/prices used here may be somewhat different than those in the final economic model. This is due to the need to make assumptions early on for mine planning prior to finalizing other items and using long term forecasts for the life of mine plan.

●	Mining dilution is applied to a minimum mining height and to estimate overbreak (values differ by area/mining method) using a zero grade.
●

All figures are rounded to reflect the relative accuracy of the estimates. Totals may not sum due to rounding. Mineral Reserves have been stated on the basis of a mine design, mine plan, and economic model. Mineral Resources are reported inclusive of the Mineral Reserve.

●	There are potential survey unknowns in some of the mining areas and lower extractions have been used to account for these unknowns.
●	The Mineral Reserves were estimated by Fernando Rodrigues, BS Mining, MBA, MMSAQP #01405, MAusIMM #304726 of SRK, a Qualified Person.

1.7	Mining Methods

1.7.1	Geotechnical

SRK reviewed and validated the geotechnical data collected by the Segovia Geotechnical team and all laboratory tests conducted since 2017. Based on current mine stability performance, data quality and quantity, SRK considers that the geotechnical field investigation and data collected is consistent with international standards for a PFS mining project level. More investigations, such as stress induced measurements and additional laboratory tests need to be incorporated into the PFS geotechnical model to move forward to a feasibility study (FS).

SRK considers that pillar recoveries proposed in the mining plan are achievable. Pillar recovery is a complex operation in underground mining and can place workers at risk if not performed correctly. The appropriate ground support needs to be implemented as described in this report. The implementation is a key component in the mine plan success. Although the Segovia geotechnical team has demonstrated good pillar recovery practices, it is important to continue reviewing and updating the existing short term mine plan.

1.7.2	Groundwater

The mining areas are in the hydrogeological regional area of Magdalena Cauca. Most of this region is comprised of igneous and metamorphic rocks with limited groundwater storage capacity and hydraulic conductivity. The fractured rocks within the Antioquia Department may host local aquifers (IDEAM, 2013). Saprolite and bedrock are the two major hydrogeological units in the mine area. The saprolite is a low conductivity unit draped on the top of the bedrock as a surficial layer and has a thickness from 5 to 45 m. The bedrock is formed primarily by the Segovia Batholith and dikes, covering almost all of the mine levels. Because the mines have been in operation for a significant amount of time, with the exception of Carla mine, it is likely that a large cone of drawdown exists around each of the mines, and the combined drawdown seems to dominate the mining district. There is a high density of fractures and cracks in this unit, an assumed consequence of the long-term mine activity. The presence of deep aquifers cannot be ignored due to the lack of piezometric and hydrological field data.

1.7.3	Dewatering System

Dewatering systems are in operation at the Sandra K, Providencia and El Silencio mines, recording an average pumping rate of 464, 1,068 and 1,007 gallons per minute (gpm) respectively during 2016 and 2017 and an average of 526, 1,342 and 930 gpm respectively during 2018. There are not yet completed records for 2019 and 2020, however, the measured dewatering rates are consistent with the historical data. Currently, general dewatering rates reported by GCM are 3,000 gpm in Providencia mine, 1,085 gpm in El Silencio mine, and 700 gpm in Sandra K. Carla mine has a pumping capacity of 250 gpm; however, no information on current dewatering rates have been provided. The dewatering system fits the needs for the current operations in each mine. More details are needed to evaluate the system’s response to in rush flow events. Future mine plans are up to 111 m deeper than the current mining levels, and this will increase the groundwater inflow into the mine as well as the lift head. The mine dewatering system will need to accommodate future development. The design should consider potential inrush flow from deep aquifers, and/or high-pressure water in the fracture/fault systems. Such a design will need to be based on drilling and hydraulic testing to estimate static heads and the potential for large inrush events from faults or fracture sets.

1.7.4	Mine Design

To determine minable areas, the grades in the block models were diluted to include a minimum mining height and expected overbreak dilution. The diluted grades above cut-off, based on mining method, were then displayed on the screen and polygons were drawn around minable panel areas. This was done for each individual vein (as some veins are stacked on top of each other).

Once mining areas were identified, the geologic vein triangulations were cut to the polygons giving a 3D shape showing the mining area (without dilution). Tonnages and grades for each of the shapes was then reported based on the diluted tonnages and grades in the block model.

Existing apique systems are used/extended in most areas, with new apique systems added as necessary. New raises to surface are also included for ventilation and egress where necessary. The production and development schedules were completed using Vulcan Gantt software.

Figure 1-1 shows planned production by area.

Source: SRK, 2022

A.	Figure 1-1: Segovia Mine Production by Area

The mines utilize jacklegs for a large part of the underground mining. Where possible, jumbos are used for cut and fill areas and for all development. The existing diesel operated mobile equipment includes jumbos, trucks, and load haul dumps (LHD) along with support equipment. GCM has a large number of track and air powered overshot muckers and jackleg style drills that are used for general production as well as air and electric slushers. The El Silencio mine has a mechanical workshop for diesel repairs on Level 19. At Providencia there is a diesel shop on level 12. In addition, all mines have underground workshops to repair jacklegs.

1.8	Recovery Methods

GCM processes ore from the Providencia, El Silencio, Sandra K and Carla mines at its 1,500 t/d Maria Dama process plant which includes crushing, grinding, gravity concentration, gold flotation, cyanidation of the flotation concentrate, Merrill-Crowe zinc precipitation and refining of both the zinc precipitate and gravity concentrate to produce a final gold/silver doré product. GCM is currently expanding the capacity of the Maria Dama process plant to 2,000 t/d. SRK makes the following conclusions regarding GCM’s processing facilities:

●	Plant production for the period 2019 - 2021 increased from 451,450 t of ore at an average gold grade of 15.48 g/t Au in 2019 to 556,219 t at an average gold grade of 12.21 g/t Au during 2021.

●	Overall gold recovery has been consistent and has ranged from 94.7 to 95.6% over the period 2019 - 2021.

●	During the period 2019 - 2021 annual gold production ranged from 196,329 to 214,036 oz.

●	Silver recovery is not monitored but is a relatively minor contributor to overall project economics.

●	Process plant cash operating costs were reported at US$25.34/t during 2020 and US$25.30/t during 2021.

1.9	Project Infrastructure

The infrastructure for Segovia is installed and fully functional. Additional work is ongoing to improve the power system and underground mine infrastructure. All major facilities are in place and have been in use for a number of years.

1.9.1	Tailings Management Area

The El Chocho tailings storage facility (TSF) has been designed as a dry stack TSF for filtered tailings. The average tailings production rate is currently around 1,500 tonnes per day (t/d) with a maximum production rate of 1,800 t/d. The total estimated volume of current tailings storage at 0.7 Mt and future storage of 2.3 Mt to meet the life-of-mine (LoM) requirements.

The current operation consists of two plate and frame filter presses and three dehydration cells capable of treating the full tailings load of 1,800 t/d of dry solids. The original emergency pond used to store tailings when the filter plant is down for maintenance has been backfilled with filtered tailings. A second filter press was installed in the third quarter of 2021 to increase production and limit down time for maintenance, if required the mine uses geotubes to filter the tailings solids during filter press down times.

The current TSF consists of existing Phases 1B, 1A and 1C. Future Phase 2A is currently under construction downstream of Phase 1C. Phase 1B was the first tailings storage area built and was designed to accept slurry tailings. It was constructed as an earth fill embankment with a clay core and upstream chimney drain to prevent the development of excess pore water pressures in the embankment. The upper portion of Phase 1B finished the final stages of reclamation in 2020 and was converted into a recreational field for the community. The lower portion of Phase 1B has an internal rockfill berm dividing the storage area which previously acted as a filter to decant water to the current operating pool used to recirculate water to and from the filter press. The operating pool is still being used as an operating pool for the filter presses, but the tailings storage area is currently being reclaimed.

Phase 1A was designed as interim containment measure while Phase 1C was being constructed. The Phase 1A Geotube embankment was designed by Maccafferi and was constructed by stacking Geotubes filled with tailings slurry to form an embankment approximately 15 m high. The Geotube embankment was buttressed in 2021 by placing a combination of compacted tailings and Geotubes at the toe of the embankment in Phase 1C, creating an essentially level surface between Phase 1C and 1A.

Phase 1C and future Phase 2A were designed by Wood. Phase 1C was constructed as a 15 m high rockfill starter embankment with a 0.5 m clay liner, stormwater diversion channels, underdrains and contact water collection pond. The starter embankment is constructed downstream of the existing backfilled Phase 1A Geotube embankment. Phase 2A is currently being constructed. The embankment will be constructed downstream of Phase 1C and is designed with a 12 m high starter embankment with the same design elements as Phase 1C.

Filtered tailings are transported from the filter presses by haul trucks and spread with a tracked dozer and compacted with a vibratory smooth drum compactor to a specified lift thickness and minimum relative density. The outer 40 m of each tailings lift is compacted to a higher relative density to reduce erosion and improve stability of the placed tailings.

1.10	Environmental Studies and Permitting

PMA Approval: The site Environmental Management Plan (“Plan de Manejo Ambiental” or PMA) was accepted by the Regional Environmental Authority (Corantioquia) on February 22, 2019; however, GCM appealed several of the terms and conditions of the resolution, which led to the issuance of Resolution 160ZF-RES1911-6813 on November 25, 2019, accepting several of the arguments and approving the final PMA. Throughout the application and multiple renewal processes, a number of environmental studies have been completed to satisfy Corantioquia, some of which are detailed in Section 20 of this report.

Changes to Groundwater Regime: The previous PMA application (2012; unapproved) highlighted a lack of information regarding the groundwater regime in the operating mines and suggested that changes to the groundwater levels through dewatering activities of the mines may lead to geotechnical instabilities and increase the potential for subsidence from the underground workings. This is considered to be a significant risk to the Project, given the location of residential buildings at Segovia above the workings. The recently approved PMA (2019) includes requirements to complete a conceptual hydrogeological model and a numerical model of the mining area to predict and manage changes to the hydrogeological setting. GCM initiated the hydrogeological investigation in 2019, but data collection was ultimately delayed due to the COVID-19 pandemic. The requisite numerical modeling effort will commence upon completion of the data collection activities. Preliminary results from the conceptual hydrogeological model are discussed elsewhere in this report.

Health and Safety of Contract Miners: GCM employs groups of contract miners to extract high grade run-of-mine (RoM) mill feed from the operating mines. Although each mining group is required to meet contractual health, safety and environmental standards set by GCM, historically there has not been sufficient auditing of compliance with these standards. Significant health and safety risks may be associated with uncontrolled (uncontracted and unauthorized) mining of support pillars (outside of the direct control of the company), which may potentially lead to ground collapse and loss of life.

The company has a group of experts in Industrial Safety that audits and verifies compliance with the action plans. The audits evaluate the legal compliance in industrial safety and the implementation of an industrial safety management system. The inspections of the company’s industrial safety experts focus on:

●	Ventilation

●	Rock support

●	Access to the mine

●	Legal compliance

El Chocho Tailings Storage Facility Area: The El Chocho TSF is fully permitted and operational. The flotation tailings are pumped directly to the El Chocho tailings complex for filtration and placement or deposition into Geotubes for tailings management during filter maintenance. A smaller secondary stream of cyanide tailings is first detoxified using H2O2 and FeSO4, then pumped to either the Báscula or one of the three Bolivia settling ponds. Only Bolivia 3, constructed in 2020, was used in 2021. These are geomembrane-lined basins currently being used to store detoxified cyanide tailings; decant water from these ponds is pumped back to the Maria Dama plant for use in the process circuit. The detoxified and dewatered tailings from the settling ponds is treated through a polymetallic plant (a.k.a., cleaning plant) to remove higher levels of lead and zinc before being transferred to the El Chocho TSF. The ‘cleaning plant’ commenced operations during Q3 2021 and has the capacity to treat 120 t/d of detoxified cyanide tailings from the Maria Dama production line + 80 tons/day of stored tailings from the settling ponds.

1.10.1	Geochemistry

Geochemical testing indicates that ore and tailings produce ARDML (acid rock drainage and metal leaching). The current filter press tailings test acid-neutralizing, but cyanide destructed tailings produce ARDML. The limited static and kinetic testing conducted on underground mine rock are inconclusive with regards to the ARDML properties of country rock that surrounds veins, and additional work is needed. Water quality data for groundwater discharges in the underground mine workings show isolated occurrences of acidic water with elevated metals. The rock and water quality data sets demonstrate the potential for generation of ARDML, but the data are limited and exemplify the need for expanding the data collection program to improve the state of geochemical characterization.

1.10.2	Closure Water Treatment

Closure scenarios may involve some form of water collection and water treatment. It is assumed that the Sandra K and Providencia mines will fill with water and outflow, requiring treatment for approximately five years before stabilizing. Thus, detailed geochemical characterization is needed to understand the potential more accurately for mining wastes to generate poor quality contact water that might persist into closure and post closure. SRK (2014) observed that the largest uncertainty regarding closure costs is the potential need for long-term water treatment from the mine workings after closure. A requirement for long-term post-closure water treatment would add significant cost to the closure estimates presented in this report.

1.11	Capital and Operating Costs

The Segovia Project is a currently operating underground mine, the estimate of capital includes only sustaining capital to maintain the equipment and all supporting infrastructure necessary to continue operations until the end of the projected production schedule.

The capital cost estimates developed for this study include the costs associated with engineering, procurement, acquisition, construction, and commissioning. The cost estimate is based on budgetary estimates prepared by Segovia and reviewed by SRK. All estimates are prepared from first principles based on site specific recent actuals. The budget and estimates indicate that the Project requires sustaining capital of US$151.5 million (M) throughout the LoM based on the current production schedule/reserves. Table 1-4 summarizes the sustaining capital estimate.

Table 1-4: Segovia Sustaining Capital Cost Estimate Summary

Description	LoM (US$000s)
Development	35,833
Exploration	24,324
Providencia Mine	6,895
El Silencio Mine	22,090
Sandra K	7,356
Carla	4,647
Mine Engineering Costs	1,917
Geology Exploration Drilling	2,853
Small Mining	84
Mill	3,978
Laboratory	969
Maintenance	1,314
Civils	134
Logistics & Weighing	166
Environment	17,866
O&H	2,353
Administration	1,475
IT	1,916
Security	1,334
Finance	0
Mine Closure	10,852
TSF Closure	3,098
Carry Over (2021 Projects)	0
Total Capital	$151,453
Sources: GCM, 2022

The operating cost is based on budgetary estimates from GCM, reviewed by SRK, and were modeled as entirely variable costs.

SRK and GCM prepared the estimate of operating costs for the reserves production schedule. These costs were subdivided into the following operating expenditure categories:

●	Mining

●	Processing

●	Site G&A

The resulting LoM cost estimate is presented in Table 1-5.

Table 1-5: Segovia Operating Costs Summary

Description	LoM (US$000s)	LoM (US$/t-Ore)	LoM (US$/oz-Au)
Mining	365,010	159.36	541.62
Process	76,489	33.39	113.50
G&A	57,917	25.29	85.94
Total Operating	$499,416	$218.04	$741.06
Source: GCM, 2022

The costs presented above include costs associated with both an owner mining operations and third-party operations that take place within the Mineral Reserve areas.

The estimated cash cost, including direct and indirect production costs, is US$807/Au-oz, while All-in Sustaining Costs (AISC), including sustaining capital, is US$1,032/Au-oz. Table 1-6 presents the make-up of the Segovia cash costs.

Table 1-6: Segovia Cash Costs [1]
Cash Costs	$000’s
Direct Cash Cost
Mining Cost	365,010
Process Cost	76,489
Site G&A Cost	57,917
Smelting & Refining Charges	5,560
C1 Direct Cash Costs	504,975
$/t-ore	220.47
$/Au-oz	749.31
Indirect Cash Cost
Royalties	39,141
Indirect Cash Costs	39,141
$/t-ore	17.09
$/Au-oz	58.08
Total Direct + Indirect Cash Costs	544,117
$/t-ore	237.56
$/Au-oz	807.39
Sustaining Capital Cash Cost (US$/Au-oz)	224.74
All-In Sustaining Costs (US$/Au-oz)	1,032.13
Source: SRK, 2022
Notes:
1.

SRK’s standard cash cost reporting methodology for NI 43-101 reports includes smelting/refining costs; whereas GCM’ basis of reporting treats these costs as a reduction of realized gold price (the refinery discounts the selling price by a factor to cover these charges) and excludes them from its reported “total cash cost per ounce”.

Figure 1-2 presents the breakdown of the estimated all-in sustaining cash costs associated with the Mineral Reserves. Direct cash costs are the clear majority of the AISC cash cost, while the sustaining capital is a distant second.

Source: SRK, 2022

Figure 1-2: All-in Sustaining Cash Cost Breakdown

Figure 1-3 presents the breakdown of the estimated direct cash costs associated with the reserves. Mining costs represent the clear majority of the direct costs, followed by processing and general and administrative costs.

Source: SRK, 2022

Figure 1-3: Direct Cash Costs

1.12	Economic Analysis

The valuation results of the Segovia Project indicate that the Project has an after-tax Net Present Value (NPV) of approximately US$241.6 M, based on a 5% discount rate. The operation is cash flow positive except in the last two years and this is related to closure cost. Revenue generation steadily decreases year over year due to a decline of the gold grade. The annual free cash flow profile of the Project is presented in Figure 1-4. The full annual TEM is located in Appendix C of the Segovia Technical Report.

Source: SRK, 2022

Figure 1-4: Segovia After-Tax Free Cash Flow, Capital and Metal Production

Indicative economic results are presented in Table 1-7. The Project is a gold operation, with gold representing 100% of the total projected revenue. The underground mining cost is the heaviest burden on the operation, followed by the sustaining capital as a distant second.

Table 1-7: Segovia Indicative Economic Results

Description	Value	Units
Market Prices
Gold (US$/oz)	1,650	US$/oz
Estimate of Cash Flow (all values in $000s)
Concentrate Net Return
Gold Sales	$1,111,966	$000s
Silver Sales	$0	$000s
Total Revenue	$1,111,966	$000s
Smelting and Refining Charges	($5,560)	$000s
Freight & Impurities	$0	$000s
Net Smelter Return	$1,106,406	$000s
Royalties	($39,141)	$000s
Net Revenue	$1,067,265	$000s
Operating Costs
Underground Mining	($365,010)	$000s
Process	($76,489)	$000s
G&A	($57,917)	$000s
Total Operating	($499,416)	$000s
Operating Margin (EBITDA)	$567,850	$000s
Initial Capital	$0	$000s
LoM Sustaining Capital	($151,453)	$000s
Working Capital	$3,770	$000s
Income Tax	($156,149)	$000s
After Tax Free Cash Flow	$264,017	$000s
NPV @: 5%	$241,584	$000s
Source: SRK, 2022

Silver was not included in the analysis, as it is not included in the resources nor the reserves. It should be noted, however, that past production indicates the production of silver in the doré and its revenue could represent an addition of about 1% to 2% to the revenue presented above.

Table 1-8 shows annual production and revenue forecasts for the life of the Project. All production forecasts, material grades, plant recoveries and other productivity measures were developed by SRK and GCM.

Table 1-8: Segovia LoM Annual Production and Revenues

Period	RoM (kt)	Plant Feed (kt)	Doré (koz)	Free Cash Flow (US$000s)	Discounted Cash Flow (US$000s)
2022	569.65	569.65	202.41	81,149	79,193
2023	543.34	543.34	178.54	74,388	69,351
2024	468.60	468.60	123.97	50,108	44,581
2025	288.99	288.99	80.13	31,805	26,894
2026	174.13	174.13	45.47	20,722	16,680
2027	143.36	143.36	29.29	10,455	8,064
2028	102.40	102.40	14.11	464	331
2029	0.00	0.00	0.00	(4,827)	(3,355)
2030	0.00	0.00	0.00	(235)	(156)
Total	2,290.47	2,290.47	673.92	$264,030	$241,584
Source: SRK, 2022

The Mineral Reserves disclosed herein are sufficient to feed the Maria Dama plant for approximately 6.75 years of operation.

DESCRIPTION OF CAPITAL STRUCTURE

Authorized Share Structure

The authorized share structure of GCM consists of an unlimited number of GCM Shares without par value and a maximum of 12,000,000 preferred shares without par value. As at the date of this Circular, there are 97,636,971 GCM Shares issued and outstanding as fully paid and non-assessable, and no preferred shares issued or outstanding.

The following is a summary of the material provisions attaching to the GCM Shares, GCM preferred shares, GCM Listed Warrants, GCM Unlisted Warrants Series A, GCM Unlisted Warrants Series B, Gold X Warrants and GCM Unsecured Notes.

GCM Shares

The holders of GCM Shares are entitled to receive notice of and to attend all meetings of the GCM Shareholders and to one vote per GCM Share held at meetings of the GCM Shareholders. Subject to the rights of the holders of preferred shares, the holders of GCM Shares are entitled to dividends if, as and when declared by the GCM Board, and upon liquidation, dissolution or winding-up, to share equally in such assets of GCM as are distributable to the holders of GCM Shares.

Preferred shares

GCM’s preferred shares may be issued in one or more series and, with respect to the payment of dividends and the distribution of assets in the event that GCM is liquidated, dissolved or wound-up, rank prior to the GCM Shares. GCM’s preferred shares of each series rank on parity with the preferred shares of every other series. The GCM Board has the authority to issue preferred shares in series and fix the designation, rights, privileges, restrictions and conditions, including dividend rights, redemption rights, conversion rights and voting rights, of each series without any further vote or action by GCM Shareholders, provided that, other than in the case of a failure to declare or pay dividends specified in any series of preferred shares, the voting rights attached to the preferred shares shall be limited to one vote per preferred share at any meeting of shareholders where preferred shares and common shares vote together as a single class. The holders of preferred shares do not have pre-emptive rights to subscribe for any issue of securities of GCM. Currently, GCM has no issued and outstanding preferred shares but plans to issue the GCM Series 1 Preferred Shares in conjunction with the completion of the Arrangement. See Appendix F – “Information Concerning the Resulting Issuer Following Completion of the Arrangement – Description of Resulting Issuer Share Structure” for details of the special rights and restrictions to be attached to the GCM Series 1 Preferred Shares.

GCM Warrants

The following table describes the outstanding GCM Warrants as at August 11, 2022:

Name	Number of Warrants Outstanding and Exercisable	Number of Underlying GCM Shares	Exercise Price (C$)	Expiry Date
GCM Listed Warrants	10,064,255	10,064,255	$2.21	April 30, 2024
GCM Unlisted Warrants				November 5,
Series A	3,260,870	3,260,870	$5.40	2023
GCM Unlisted Warrants				February 6,
Series B	7,142,857	7,142,857	$6.50	2023

GCM Listed Warrants

The GCM Listed Warrants were issued pursuant to the GCM Listed Warrant Indenture and rank pari passu, whatever may be the actual dates of issue of the certificates representing the warrants. The GCM Listed Warrants are subject to, and the GCM Listed Warrants certificates contain provisions for, adjustment to the exercise price and the number of GCM Shares issuable upon the exercise of the warrants, including the amount and kind of securities or other property issuable upon exercise, upon the occurrence of certain stated events, including any subdivision or consolidation of the GCM Shares, certain distributions of the GCM Shares or securities exchangeable for or convertible into GCM Shares, certain offerings of rights, options or warrants and certain capital reorganizations. The adjustments provided for in the GCM Listed Warrants certificates are cumulative and shall be made successively whenever an event that triggers such adjustments occurs, subject to certain conditions.

GCM Unlisted Warrants Series A

The GCM Unlisted Warrants Series A rank pari passu, whatever may be the actual dates of issue of the certificates representing the warrants. The GCM Unlisted Warrants Series A are subject to, and the GCM Unlisted Warrant Series A certificates contain provisions for, adjustment to the exercise price and the number of GCM Shares issuable upon the exercise of the warrants, including the amount and kind of securities or other property issuable upon exercise, upon the occurrence of certain stated events, including any subdivision or consolidation of the GCM Shares, certain distributions of the GCM Shares or securities exchangeable for or convertible into GCM Shares, certain offerings of rights, options or warrants and certain capital reorganizations. The adjustments provided for in the GCM Unlisted Warrant Series A certificates are cumulative and shall be made successively whenever an event that triggers such adjustments occurs, subject to certain conditions.

GCM Unlisted Warrants Series B

The GCM Unlisted Warrants Series B rank pari passu, whatever may be the actual dates of the issue of the certificates representing the warrants. The GCM Unlisted Warrants Series B are subject to, and the GCM Unlisted Warrant Series B certificates contain provisions for, adjustment to the exercise price and the number of GCM Shares issuable upon the exercise of the warrants, including the amount and kind of securities or other property issuable upon exercise, upon the occurrence of certain stated events, including any subdivision or consolidation of the GCM Shares, certain distributions of the GCM Shares or securities exchangeable for or convertible into GCM Shares, certain offerings of rights, options or warrants and certain capital reorganizations. The adjustments provided for in the GCM Unlisted Warrant Series B certificates are cumulative and shall be made successively whenever an event that triggers such adjustments occurs, subject to certain conditions.

Gold X Warrants

The following table describes the outstanding Gold X Warrants as at August 11, 2022:

Number of Gold X Warrants Outstanding and Exercisable	Number of Underlying GCM Shares(1)	Exercise Price (C$)(1)	Expiry Date

2,046,500	1,421,908	$5.76	October 12, 2022
154,590	107,409	$5.76	January 23, 2023
2,665,500	1,851,989	$4.61	July 20, 2023
1,190,750	827,333	$1.90	June 12, 2024
3,214,125	2,233,174	$4.03	August 27, 2024

Notes:

(1)	GCM Shares issuable and exercise price per share have been adjusted to reflect the exchange ratio of 0.6948 of a GCM Share for each Gold X Warrant pursuant to the terms of the Gold X Arrangement.

The Gold X Warrants became exercisable for GCM Shares in connection with the completion of the Gold X Arrangement. The Gold X Warrants were issued pursuant to certificates and each series of Gold X Warrants rank pari passu, whatever may be the actual dates of issue of the certificates representing the warrants. The Gold X Warrants are subject to, and the certificates representing the Gold X Warrants contain provisions for, adjustment to the exercise price and the number of GCM Shares issuable upon the exercise of the warrants, including the amount and kind of securities or other property issuable upon exercise, upon the occurrence of certain stated events, including any subdivision or consolidation of the GCM Shares, certain distributions of the GCM Shares or securities exchangeable for or convertible into GCM Shares, certain offerings of rights, options or warrants and certain capital reorganizations. The adjustments provided for in the Gold X Warrant certificates are cumulative and shall be made successively whenever an event that triggers such adjustments occurs, subject to certain conditions.

GCM Unsecured Notes

As at June 30, 2022, there was $300 million principal amount of GCM Unsecured Notes outstanding.

Ratings

On August 4, 2021, GCM announced that the GCM Unsecured Notes had been assigned a rating of “B+” with a stable outlook by Fitch Ratings and a rating of “B+” with a stable outlook by S&P Global Ratings.

A “B” rating by Fitch Ratings indicates that material default risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is vulnerable to deterioration in the business and economic environment. Fitch Ratings noted several key ratings drivers including (i) a significant risk reduction over the past two years in preparation for the development of the Toroparu Project; (ii) solid free cash flow; (iii) low net leverage cash position; (iv) single-asset risk; (v) competitive cost structure; and (vi) the Toroparu Project. Additional information with respect to this rating may be found at www.fitchratings.com.

In 2020, GCM paid a rating fee of $55,000 for the coverage period from September 2020 to September 2021. In 2021, GCM paid a rating fee of $60,000 for the coverage period from September 2021 to September 2022. Over the last two years, GCM has also reimbursed Fitch Ratings for out-of-pocket expenses totaling $nil.

A “B” rating by S&P Global Ratings indicates that GCM is more vulnerable to adverse business, financial and economic conditions but currently has the capacity to meet financial commitments. S&P Global Ratings noted several key ratings drivers including (i) GCM’s limited scale and narrow diversification in terms of output and assets; (ii) high EBITDA margins in Colombia, coupled with the expansion into Guyana will increase production and cash flows considerably over the upcoming years; (iii) S&P’s calculation that GCM’s adjusted leverage will most likely remain about 2.0x for the next two years, while liquidity should continue to have limited headroom. Additional information with respect to this rating may be found at www.spglobal.com.

In 2021, GCM paid a rating fee of $90,000 to S&P Global Ratings for the coverage period from August 2021 to August 2022. GCM has also reimbursed S&P Global Ratings for out-of-pocket expenses totaling $nil.

Subsequent to the announcement of the Arrangement, Fitch Ratings and S&P Global Ratings both affirmed B+ ratings for the GCM Senior Unsecured Notes. Fitch Ratings maintained its outlook at stable while S&P Global Ratings revised its outlook to positive from stable. The ratings reflect the view that GCM will have an immediately increased productive asset base with the addition of the Marmato Project, which is currently in production and undergoing an expansion, which will accelerate deleveraging and result in larger scale and cash flow generation without requiring additional funding or compromising its liquidity. With both the Toroparu Project and the expansion of the Marmato Project funded and generating free cash flow, the Resulting Issuer is expected to maintain a low leverage profile.

Ratings are intended to provide investors with an independent assessment of the credit quality of an issue or issuer of securities and do not speak to the suitability of particular securities for any particular investor. An issuer credit rating or a stability rating is not a recommendation to buy, sell or hold securities of GCM and may be subject to revision or withdrawal at any time by the rating organization.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share capital or indebtedness of GCM on a consolidated basis since June 30, 2022.

See the GCM Interim Financial Statements and the GCM Interim MD&A incorporated by reference into this Circular for more information about GCM’s consolidated capitalization.

PRIOR SALES

The following table sets forth details of the issuances of unlisted securities by GCM during the 12-month period prior to the date of the Circular.

Date Issued	Type of Security	Amount Issued	Exercise Price (C$)
April 1, 2022	GCM Options(1)(5)	60,000	$5.84
April 1, 2022	GCM Options(1)(4)	1,031,000	$5.84
January 26, 2022	GCM Options(1)(2)	600,000	$5.45
April 1, 2021	GCM Options(1)(3)	924,000	$6.04

Notes:

(1)	Each exercisable into one GCM Share and having a term of five years from the issue date.
(2)	50% of the GCM Options vest on January 26, 2023 and 50% of the GCM Options vest on January 26, 2024.
(3)	All GCM Options vest on April 1, 2022.
(4)	All GCM Options vest on April 1, 2023.
(5)	50% of the GCM Options vest on April 1, 2023 and 50% of the GCM Options vest on April 1, 2024.

MARKET FOR SECURITIES; TRADING PRICE AND VOLUME

GCM Shares

The GCM Shares are listed for trading on the TSX under the symbol “GCM” and on the OTCQX under the symbol “TPRFF”. The following table sets forth, for the periods indicated over the past 12-month period prior to the date of the Circular, the high and low trading prices and aggregate trading volume of the GCM Shares, as reported by the TSX. All prices are in Canadian dollars.

Period	High (C$)	Low (C$)	Aggregate Volume
August 1 – August 15, 2022	$3.78	$3.43	1,511,883
July 2022	$3.82	$3.13	5,596,343
June 2022	$4.50	$3.47	7,316,600
May 2022	$5.30	$4.13	4,632,388
April 2022	$6.00	$5.21	5,844,515
March 2022	$6.13	$5.49	8,249,945
February 2022	$5.90	$5.03	7,019,058
January 2022	$5.63	$4.86	4,345,887
December 2021	$5.42	$4.87	5,431,199
November 2021	$5.80	$4.90	6,731,794
October 2021	$5.39	$4.62	4,385,648
September 2021	$5.27	$4.59	5,660,080
August 2021	$5.04	$4.50	5,196,077

The closing price of the GCM Shares on the TSX on July 22, 2022, the last trading day on which the GCM Shares traded on the TSX prior to the announcement of the Arrangement, was C$3.40.

GCM Listed Warrants

The GCM Listed Warrants are listed on the TSX under the symbol “GCM.WT.B”. The following table sets out the market price ranges and trading volumes of the GCM Listed Warrants for the periods indicated, as reported by the TSX. All prices are in Canadian dollars.

Period	High (C$)	Low (C$)	Aggregate Volume
August 1 – August 15, 2022	$1.60	$1.30	32,300
July 2022	$1.63	$1.01	89,476
June 2022	$2.24	$1.26	192,758
May 2022	$3.02	$1.98	134,911
April 2022	$3.79	$3.03	159,107
March 2022	$3.84	$3.01	227,368
February 2022	$3.67	$2.85	93,241
January 2022	$3.40	$2.72	101,464
December 2021	$3.26	$2.55	90,267
November 2021	$3.65	$2.82	217,104
October 2021	$3.57	$2.53	175,238
September 2021	$3.12	$2.56	119,369
August 2021	$3.13	$2.34	104,123

The closing price of the GCM Listed Warrants on the TSX on July 22, 2022, the last trading day on which the GCM Listed Warrants traded on the TSX prior to the announcement of the Arrangement, was C$1.33.

GCM Unsecured Notes

The GCM Unsecured Notes began trading on the Singapore Exchange under the symbol “GCM:CN” on November 1, 2021. The following tables set out the market price ranges and trading volumes of the GCM Unsecured Notes for the periods indicated, as reported by The Trade Reporting and Compliance Engine by FINRA. All prices are in U.S. dollars.

Regulation S Notes:

Period	High	Low	Aggregate Volume (in thousands of U.S. dollars)
August 1 – August 15, 2022	80.48	76.50	3,662
July 2022	74.55	72.00	4,000
June 2022	87.25	78.75	5,052
May 2022	86.38	84.59	6,951
April 2022	90.00	85.75	12,740
March 2022	90.00	87.47	11,857
February 2022	97.75	94.22	7,263
January 2022	99.03	97.40	11,637
December 2021	99.75	98.37	6,908
November 1 – November 30, 2021	100.34	99.13	13,671

The closing price of the GCM Unsecured Notes that are Regulation S notes on the Singapore Exchange on July 22, 2022, the last trading day on which such GCM Unsecured Notes traded on the Singapore Exchange prior to the announcement of the Arrangement, was $74.63.

Rule 144A Notes:

Period	High	Low	Aggregate Volume (in thousands of U.S. dollars)
August 1 – August 15, 2022	80.59	77.50	1,010
July 2022	74.50	74.00	2,050
June 2022	84.00	83.50	445
May 2022	84.79	84.79	400
April 2022	89.75	89.40	1,400
March 2022	88.79	88.00	1,220
February 2022	97.75	95.85	3,000
January 2022	N/A	N/A	N/A
December 2021	99.60	99.18	5,968
November 1 – November 30, 2021	N/A	N/A	N/A

The closing price of the GCM Unsecured Notes that are Rule 144A notes on the Singapore Exchange on July 22, 2022, the last trading day on which such GCM Unsecured Notes traded on the Singapore Exchange prior to the announcement of the Arrangement, was $75.22.

AUDITORS, TRANSFER AGENTS AND REGISTRARS

Auditors

GCM’s auditors are KPMG LLP, having an address at 333 Bay Street, Suite 4600, Toronto, Ontario, M5H 2R2. KPMG LLP are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation. KPMG LLP were first appointed auditors of GCM on August 20, 2010.

Transfer Agents, Registrars or Other Agents

The transfer agent and registrar for the GCM Shares and the GCM Warrants is TSX Trust at 301 – 100 Adelaide Street West, Toronto, Ontario, M5H 1S3. The Bank of New York Mellon in New York is the trustee for the GCM Unsecured Notes.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth under “Securities Law Considerations – Interests of Certain Persons and Companies in the Arrangement” in the Circular, there were no material interests, direct or indirect, of GCM’s directors or executive officers, or any director or executive officer of a subsidiary of GCM or any person who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding GCM Shares, or any associate or affiliate of such persons, in any transaction since the commencement of GCM’s last completed financial year or in any proposed transaction which has materially affected, or would materially affect, GCM or any of its subsidiaries.

RISK FACTORS

An investment in the securities of GCM is subject to certain risks. Readers should carefully consider the risk factors described under the heading “Risk Factors” in the GCM AIF, which is incorporated by reference herein, the risk factors described under the heading “Risk Factors” in Aris’ annual information form for the year ended December 31, 2021, dated March 3, 2022, which is incorporated by reference in Appendix E to this Circular, as well as the risk factors set forth under “Risk Factors” in the Circular. If any of the identified risks were to materialize, GCM’s business, financial position, results and future operations may be materially affected.

Shareholders should also carefully consider all of the information disclosed in this Circular and the documents incorporated by reference.

The risk factors that are identified in this Circular and the documents incorporated by reference are not exhaustive and other factors may arise in the future that are currently not foreseen by management of GCM that may present additional risks in the future.

INTEREST OF EXPERTS

The following are the names of persons or entities (a) that are named as having prepared or certified a report, valuation, statement or opinion included in or incorporated by reference in this Circular; and (b) whose profession or business gives authority to the statement, report or valuation made by the person or GCM.

●

The Segovia Technical Report was prepared by SRK Consulting (U.S.), Inc., signed by Benjamin Parsons, MSc, MAusIMM (CP), Eric Olin, MSc, MBA, MAusIMM, SME-RM, Cristian Pereira Farias, SME-RM, David Bird, MSc, PG, SME-RM, Fredy Henriquez, MS Eng, SME, ISRM, Jeff Osborn, BEng Mining, MMSAQP, Fernando Rodrigues, BS Mining, MBA, MAusIMM, MMSAQP, Giovanny Ortiz, BS Geology, FAusIMM, Joshua Sames, PE, BEng Civil, Mark Allan Willow, MSc, CEM, SME-RM and Jeff Parshley, P.G and reviewed by Scott Burkett, BSc Geology, Principal Consultant and Anton Chan, BEng Mining, MS Earth Science, Peng, MMSAQP, each of whom is a “qualified person” for the purposes of NI 43-101.

●

The NI 43-101 compliant technical report (the “Toroparu Technical Report”) relating to the Toroparu Project titled “Revised NI 43-101 Technical Report and Preliminary Economic Assessment, Toroparu Gold Project, Upper Puruni River Region of Western Guyana”, with an effective date of December 1, 2021, was prepared by Nordmin Engineering Ltd. and signed by Glen Kuntz, P.Geo., Brian Wissent, P.Eng., Kurt Boyko, P.Eng., David Willms, P.Eng., Ben Peacock, P. Eng., Daniel Yang, P. Eng. and Fernando Rodrigues, MMSAQP, each of whom is a “qualified person” for the purposes of NI 43-101.

As at the date hereof, to the best knowledge of GCM, the authors of the Segovia Technical Report, the Segovia Prefeasibility Technical Report and the Toroparu Technical Report, respectively, collectively held less than one percent of the securities of GCM when they prepared or certified a report, valuation, statement or opinion, as applicable, referred to above and as at the date hereof, and they did not receive any direct or indirect interest in any securities of GCM or of any associate or affiliate of GCM in connection with the preparation or certification of such report, valuation, statement or opinion, as applicable.

As at the date hereof, none of the aforementioned persons is or is currently expected to be elected, appointed or employed as a director, officer or employee of GCM or of any associate or affiliate of GCM.

SCIENTIFIC AND TECHNICAL INFORMATION

Benjamin Parsons, MSc, MAusIMM (CP) is the “qualified person” under NI 43-101 for GCM and has approved the technical and scientific disclosure of GCM contained in this Circular.

ADDITIONAL INFORMATION

Additional information relating to GCM is available on SEDAR at www.sedar.com. Financial information concerning GCM is provided in the GCM audited annual consolidated financial statements for the years ended December 31, 2021 and 2020, the GCM Annual MD&A, the GCM Interim Financial Statements and the GCM Interim MD&A, all of which can be accessed on SEDAR at www.sedar.com.

APPENDIX E

INFORMATION CONCERNING ARIS GOLD CORPORATION

NOTICE TO READER

The following information provided by Aris is presented on a pre-Arrangement basis (except where otherwise indicated) and reflects the current business, financial and share capital position of Aris. This information has been provided by Aris and is the sole responsibility of Aris. GCM does not assume any responsibility for the accuracy or completeness of such information. See Appendices D and F of the Circular for business, financial and share capital information relating to GCM.

Unless the context indicates otherwise, capitalized terms which are used in this Appendix E and not otherwise defined in this Appendix E have the meanings given to such terms under the heading “Glossary of Terms” in the Circular.

FORWARD-LOOKING INFORMATION

Certain statements contained in this Appendix E, and in the documents incorporated by reference into this Appendix E, constitute forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities laws. Such forward-looking information relates to future events or Aris’ future performance. See “General Proxy Information – Cautionary Statement Regarding Forward-Looking Information” in the Circular. Readers should also carefully consider the matters and cautionary statements discussed under the heading “Risk Factors” in the Circular, and under the heading “Risk Factors” in this Appendix E and the Aris AIF (as defined herein).

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Circular, including this Appendix E, from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge by contacting Aris’ corporate secretary at info@arisgold.com or by telephone at 1-604-764-5870. In addition, copies of the documents incorporated herein by reference may be obtained by accessing the disclosure documents available on SEDAR at www.sedar.com.

The following documents of Aris are filed with the various securities commissions or similar authorities in each of the provinces of Canada (other than Québec) and are specifically incorporated by reference into and form an integral part of the Circular:

(a)	annual information form for the year ended December 31, 2021, dated March 3, 2022 (the “Aris AIF”);

(b)	audited annual consolidated financial statements for the years ended December 31, 2021 and 2020 (the “Aris Annual Financial Statements”);

(c)	condensed interim consolidated financial statements for the three and six months ended June 30, 2022 and 2021 (the “Aris Interim Financial Statements”);

(d)	management’s discussion and analysis for the years ended December 31, 2021 and 2020 (the “Aris Annual MD&A”);

(e)	management’s discussion and analysis for the three months and six months ended June 30, 2022 and 2021 (the “Aris Interim MD&A”);

(f)	business acquisition report dated May 11, 2022 relating to Aris’ acquisition of a 20% joint venture interest in a joint venture company which owns the Soto Norte gold project in Colombia;

(g)	management information circular dated January 17, 2022 relating to a meeting of the holders of the Aris Gold-Linked Notes held on February 8, 2022;

(h)	management information circular dated May 3, 2022 relating to an annual general and special meeting of Aris Shareholders held on June 3, 2022;

(i)

material change report of Aris dated March 25, 2022 related to entering into the definitive agreement with Mubadala in respect to acquiring the certain joint venture interest in the Soto Norte Project and related transactions; and

(j)	material change report of Aris dated July 28, 2022 related to the Arrangement Agreement.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditor’s report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms, marketing materials and business acquisition reports filed by Aris with the securities commissions or similar authorities in Canada subsequent to the date of the Circular and before the Effective Date, are deemed to be incorporated by reference in the Circular (including this Appendix E).

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of the Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

NON-IFRS MEASURES

In certain documents incorporated by reference into this Appendix E, there are references to non-IFRS financial measures and non-IFRS ratios, including the terms “total cash costs”, “total cash costs ($ per oz sold)”, “all-in sustaining costs”, “all-in sustaining costs ($ per oz sold)”, “adjusted net earnings” and “adjusted net earnings per share (basic and diluted)”, among others. Aris believes these measures and ratios, while not a substitute for measures of performance prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of Aris. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Readers are cautioned not to place undue reliance on any one financial measure.

For more information, see the Aris Annual MD&A and the Aris Interim MD&A, which are incorporated herein by reference.

ARIS GOLD CORPORATION

Aris is a Canadian-based public company engaged in the acquisition, exploration, development, and operation of gold properties in Colombia and Canada. Aris’ principal operations consist of the Marmato Project, including the operation of the underground Marmato Mine, the Juby Project and, as of April 12, 2022, operates the Soto Norte Project, of which it holds a 20% joint venture interest and an option to increase its joint venture interest to 50%.

Aris is a corporation existing pursuant to the Laws of the Province of British Columbia. Aris’ head office is located at 425 Hornby Street, Vancouver, British Columbia, V6C 2Y2 and its registered office and mailing address is located at 550 Burrard Street, Suite 2900, Vancouver, British Columbia, V6C 0A3.

Aris is a reporting issuer in each of the provinces of Canada (other than Québec) and the Aris Shares trade on the TSX under the trading symbol “ARIS” and on the OTCQX under the symbol “ALLXF”. Further, the Aris Listed

Warrants are listed and posted for trading on the TSX under the symbol “ARIS.WT” and the Aris Gold-Linked Notes are listed and posted for trading on the NEO under the symbol “ARIS.NT.U”. It is anticipated that, as soon as reasonably practicable after completion of the Arrangement, the Aris Shares will be delisted from trading on the TSX. It is anticipated that after the completion of the Arrangement, pursuant to which Aris and SubCo will amalgamate to form AmalCo, the Aris Listed Warrants will continue to trade on the TSX and the Aris Gold-Linked Notes will continue to trade on the NEO, and therefore AmalCo will continue to be a reporting issuer in each of the provinces of Canada (other than Québec). For further information concerning the treatment of Aris’ securities in connection with the Arrangement, see “The Arrangement – Description of the Arrangement”.

Aris was incorporated under the Business Corporations Act (Yukon) on June 12, 1997 under the name “Alliance Pacific Gold Corp.” Aris changed its name to “International Alliance Resources Inc.” on September 9, 1998 and changed its name again to “Bluenose Gold Corp.” on July 18, 2012 (“Bluenose”). Bluenose was continued into British Columbia on February 7, 2019. On February 6, 2018, Bluenose completed a share capital restructuring whereby the Bluenose Shares were consolidated on a one for 500 basis and immediately thereafter subdivided on a 500 for one basis. Following the completion of such consolidation and share split, there were 148,398,187 Bluenose Shares outstanding. On November 2, 2018, Bluenose consolidated the Bluenose Shares on a two for three basis. Following the completion of such consolidation, there were approximately 105,028,791 Bluenose Shares outstanding.

On February 21, 2020, immediately prior to the RTO Transaction, Bluenose completed a consolidation of the Bluenose Shares on the basis of ten pre-consolidated Bluenose Shares for each one pre-consolidation Bluenose Shares. All historical references herein to common shares stock options and per share amounts have been adjusted retroactively to reflect such share consolidation.

On February 24, 2020, Aris completed the RTO Transaction pursuant to the RTO Amalgamation Agreement. Pursuant to the RTO Amalgamation Agreement, Bluenose acquired all of the issued and outstanding shares of Caldas Finance from Caldas Holding, a wholly-owned subsidiary of GCM, by way of a three-cornered amalgamation under the BCBCA in exchange for the issuance of 28,750,100 Aris Shares at a deemed issue price of C$2.00 per Aris Share or C$57,500,200 in total. Concurrently, Aris issued an aggregate of 10,792,500 Aris Shares and 10,792,500 Aris Unlisted Warrants to participants in the Brokered RTO Financing and to Caldas Holding in its capacity as a subscriber in the Non-Brokered RTO Financing, respectively. As a result of the RTO Transaction, Caldas Finance amalgamated with 1233316 B.C. Ltd., a wholly-owned subsidiary of Bluenose created under the BCBCA for the purpose of effecting the RTO Amalgamation, to become 1241868 B.C. Ltd., a wholly-owned subsidiary of Aris, and which subsequently amalgamated with South American Resources Corp., to form South American Resources Corp., a wholly-owned subsidiary of Aris, and Aris acquired the Marmato Project from GCM. Immediately following the completion of the RTO Transaction, Bluenose changed its name to “Caldas Gold Corp.”

Aris changed its name to “Aris Gold Corporation” on February 4, 2021.

Intercorporate Relationships

Aris owns all of the issued and outstanding shares of Caldas Gold Panama Inc., a corporation existing under the laws of Panama, which holds all of the issued and outstanding shares of Caldas Gold Marmato S.A.S., a corporation existing under the laws of Colombia, which, in turn, holds the Marmato Project. Aris also holds the Juby Project and 25% of the Knight JV. Aris owns all the issued and outstanding shares of Aris Gold Acquisition Corp., a corporation existing under the laws of British Columbia, which holds all of the issued and outstanding shares of Aris Gold Switzerland AG, a corporation existing under the laws of Switzerland, which owns a 20% interest in MIC Global Mining Ventures, S.L.U., which holds, indirectly, a 100% interest in the Soto Norte Project.

For a complete description of Aris’ organizational structure and material subsidiaries, see “Corporate Structure” in the Aris AIF, incorporated by reference into this Circular. In addition, further details concerning Aris, including information with respect to Aris’ assets, operations and history, are provided in the Aris AIF. Readers are encouraged to thoroughly review this document as it contains important information about Aris.

DESCRIPTION OF THE BUSINESS OF ARIS

Aris is a Canadian-based public company engaged in the acquisition, exploration, development, and operation of gold properties in Colombia and Canada. The Company’s principal operations consist of the Marmato Project, including the operation of the underground Marmato Mine, the Soto Norte Project, of which it indirectly holds a 20% joint venture interest and an option to increase its joint venture interest to 50% and is the joint venture operator, and the Juby Project. Aris’ business activities are directed from its offices in Vancouver, British Columbia. Aris plans to pursue acquisition and other growth opportunities to unlock value creation from scale and diversification.

In 2020, Caldas Gold completed the prefeasibility study dated March 17, 2020 included in technical report relating to the Marmato Project bearing an effective date of March 17, 2020 entitled “Revised NI 43-101 Technical Report Pre-Feasibility Study Marmato Project Colombia” for a major expansion and modernization of its underground mining operations in the Lower Mine of the Zona Baja Mining Title, located at the Marmato Project. Aris is committed to implementing its development and production strategy with a comprehensive environmental, safety and community program, meeting international standards of best practice.

On November 23, 2020, Caldas Gold commenced the non-brokered Aris subscription receipt private placement led by 1247964 B.C. Ltd., which ultimately resulted in certain changes to management of Caldas Gold and the board of directors of Caldas Gold, as well as a change in the Caldas Gold name to “Aris Gold Corporation” (collectively, the “Aris Transaction”).

On December 3, 2020, Aris completed a private placement led by 1247964 B.C. Ltd., formerly “Aris Gold Corporation”, pursuant to which Aris issued an aggregate of 37,777,778 subscription receipts, at a price of C$2.25 per subscription receipt, for aggregate gross proceeds of C$85,000,000 (the “Aris Proceeds”). GCM purchased 7,555,556 of the subscription receipts issued in connection with the Aris subscription receipt private placement. On closing of the Aris subscription receipt private placement, the Aris Proceeds were placed into escrow pending satisfaction of certain escrow release conditions, which escrow release conditions were satisfied on February 4, 2022. The Aris Proceeds are being used for the modernization and expansion of the Marmato Project and for working capital purposes. In connection with the Aris Transaction, GCM entered into an investor agreement with Aris on December 3, 2020.

A full description of Aris’ business and its material mineral properties is set out in the Aris AIF, which is incorporated by reference herein. A copy of the Aris AIF is available on SEDAR at www.sedar.com and on Aris’ website.

RECENT DEVELOPMENTS

The Soto Norte Gold Project

On March 21, 2022, Aris announced it entered into a definitive agreement with Mubadala, pursuant to which Aris acquired a 20% joint venture interest in and became operator of the Soto Norte gold project in Colombia, and additionally acquired an option to acquire a further 30% interest in the joint venture. The Soto Norte gold project is one of the world’s largest feasibility-stage projects with high-grade mineral reserves and resources, low capital intensity, low operating costs, and district-scale potential. Aris has completed the Soto Norte Technical Report (as defined below) on the Soto Norte Gold Project, which provides a complete description of the project. Aris also strengthened its financial position by $100 million by upsizing the existing precious metals stream at the Marmato Mine by $65 million and arranging a $35 million convertible debenture.

The Arrangement

On July 25, 2022, Aris entered into the Arrangement Agreement with GCM, pursuant to which GCM proposes to acquire all of the outstanding Aris Shares not currently owned by GCM by way of a plan of arrangement under the BCBCA. For a full description of the Arrangement and the Arrangement Agreement, see “The Arrangement” and “The Arrangement Agreement” in the Circular. Also see Appendix A and Appendix B to the Circular.

SOTO NORTE TECHNICAL REPORT

The following is a summary overview of the Soto Norte gold project as set out in the Soto Norte Technical Report. Unless otherwise stated, the information, tables and figures that follow relating to the Soto Norte Project are derived from, and in many instances are, direct extracts from the Soto Norte Technical Report The Soto Norte Technical Report summary reproduced below includes defined terms and usages that are different from or may conflict with those used elsewhere in this Circular (including this Appendix E), or that are not contained in this Circular (including this Appendix E) but can be found in the complete Soto Norte Technical Report, which may be accessed through Aris’ website and on its profile on SEDAR at www.sedar.com. The Soto Norte Technical Report summary below is based on assumptions, qualifications and procedures which are not fully described herein. Please note that information contained in the summary below is as of the date indicated in the summary and may have changed materially since that time, as explained elsewhere in this Circular and Aris’ other public disclosure.

1	Property description, location, and access

1.1	Description and ownership

Soto Norte is an advanced exploration stage underground gold project located in the Soto Norte Province of the department of Santander, Colombia. The Minesa Group, consisting of AUX Colombia S.A.S. (AUX), currently known as Sociedad Minera de Santander (Minesa), Sociedad Minera Calvista Colombia S.A.S. (Calvista), and Galway Resources Holdco Ltd. Sucursal Colombia (Galway) that hold the various mining tenements forming the Soto Norte Project (the Project). In April 12, 2022, Mubadala Investment Company (Mubadala) and Aris Gold Corporation formed the Soto Norte joint venture where Mubadala retained an 80% ownership interest and Aris became the project operator and acquired a 20% ownership interest and an option to increase to 50% ownership.

1.2	Location and access

The Soto Norte Project is developed in Concession 095-68 and has a works and construction program (PTO) approved by the National Mining Agency (ANM) as a program of mine development and production, Act number 000195 of October 13, 2017. The Soto Norte mineral resources and reserves are located entirely within Concession 095-68.

The Project is located within a traditional mining area called California - Vetas at approximately 350 kilometres (km) north of Bogota and 55 km northeast of the city of Bucaramanga, the capital of the Department of Santander. The Project is situated 9 km NE from the town of California. The location coordinates in Universal Transverse Mercator (UTM) of the area that encloses the Project are North: 1,306,000 - 1,308,000 and East 1,128,000 - 1,130,000.

There are several daily domestic flights from Bogota and Medellin to Bucaramanga. Additionally, international flights to and from Panama City and Fort Lauderdale to Bucaramanga are available. There are three main access roads to Bucaramanga:

●	Road Bucaramanga: Santa Marta (539 km): fully paved road, connects the city with the Caribbean coast and is a potential route to transport mineral concentrate out of the country

●	Road Bucaramanga: Bogota (397 km): fully paved road, connects the city with the centre of the country and the capital city

●

Road Bucaramanga: Barrancabermeja (115 km): fully paved road, connects the city with Barrancabermeja, a city with a river port that is one potential option to transport mineral concentrate out of the country. This road also has branches that connect with Bogota and Medellin, two of the main cities in the country.

The Project can be accessed by vehicle from the city of Bucaramanga via 54 km of paved and unpaved road to the town of California and then by 9 km of single-lane dirt road to the Project. The dirt road from California cuts through the centre of the Project, smaller roads and foot trails provide further access throughout the property.

1.3	Concessions (Titles)

The table below provides a summary of the classification, status and expiration dates of the mining titles for the Soto Norte Project.

Soto Norte Mining Title Status

Mining Title	Classification	Area (ha)	Title Holder	RMN[3] Registration Date	Status	Expiration Date

095-68	Concession Agreement	379.4	Sociedad Minera de Santander S.A.S	2016-01-19	PTO approved by the mining authority of Colombia, through Act No. 000195 of October 13, 2017. A modified PTO was approved on April 5, 2021 through Act 040.	2028-06-08

037-68	Exploitation License	33.8	Sociedad Minera Calvista Colombia S.A.S.	2002-07-12

Conversion of Exploitation License to Concession Contract requested in accordance with provisions of Article 46 of the Former Mining Code. Request made prior to the concession expiry date and therefore remains active. The expiration date will change once the Concession Contract is granted. Signing of the Contract Concession was required by the mining authority through GEMTN Act No. 249 of June 28, 2021.

						2014-08-19

090-68	Exploitation License	10.1	Sociedad Minera Calvista Colombia S.A.S.	1998-05-21

Minesa Group exercised the right of preference to obtain a Concession Contract over the same area subject to the Exploitation License, as established by Article 53 of the Current National Development Plan. The expiration date will change once the Concession Contract is granted.

						2018-05-20

099-68	Exploitation License	1.0	85% Galway Resources Holdco Ltd. (merged with Minera Calvista) 15% Edilma Toloza de Guerrero	1998-06-08

Minesa Group exercised the right of preference to obtain a Concession Contract over the same area subject to the Exploitation License, as established by Article 53 of the Current National Development Plan. The expiration date will change once the Concession Contract is granted.

						2018-06-07

100-68	Exploitation License	7.3	Sociedad Minera Calvista Colombia S.A.S	1998-05-21

Minesa Group exercised the right of preference to obtain a Concession Contract over the same area subject to the Exploitation License, as established by Article 53 of the Current National Development Plan. The expiration date will change once the Concession Contract is granted.

						2018-10-08

106-68	Exploitation License	1.3	Galway Resources Holdco Ltd. Sucursal Colombia (merged with Minera Calvista)	1998-06-08

Minesa Group exercised the right of preference to obtain a Concession Contract over the same area subject to the Exploitation License, as established by Article 53 of the Current National Development Plan. The expiration date will change once the Concession Contract is granted.

						2018-06-07

108-68	Exploitation License	5.7	Sociedad Minera Calvista Colombia S.A.S	1998-10-08

Minesa Group exercised the right of preference to obtain a Concession Contract over the same area subject to the Exploitation License, as established by Article 53 of the Current National Development Plan. The expiration date will change once the Concession Contract is granted.

						2018-10-08

111-68	Exploitation License	7.7	Sociedad Minera de Santander S.A.S	2009-02-20

Minesa Group exercised the right of preference to obtain a Concession Contract over the same area subject to the Exploitation License, as established by Article 53 of the Current National Development Plan. The expiration date will change once the Concession Contract is granted.

						2021-02-08

144-68	Exploitation License	1.4	Sociedad Minera de Santander S.A.S	1998-06-08

Minesa Group exercised the right of preference to obtain a Concession Contract over the same area subject to the Exploitation License, as established by Article 53 of the Current National Development Plan. The expiration date will change once the Concession Contract is granted.

						2018-06-08

3 RMN: Registro Minero Nacional (National Mining registry)

Mining Title	Classification	Area (ha)	Title Holder	RMN[3] Registration Date	Status	Expiration Date

14031	Exploitation License	26.7	Sociedad Minera Calvista Colombia S.A.S	1992-06-29

Conversion of Exploitation License to Concession Contract requested in accordance with provisions of Article 46 of the Former Mining Code. Request made prior to the concession expiry date and therefore remains active. The expiration date will change once the Concession Contract is granted.

						2008-06-08

FCC-814	Concession Agreement	132.0	Sociedad Minera de Santander S.A.S. And Sociedad Minera Calvista Colombia S.A.S	2007-02-15	Current	2037-02-14

HDB- 08001X	Concession Agreement	0.02	Sociedad Minera de Santander S.A.S.	2010-03-10	Current	2040-03-10

HDB- 08003X	Concession Agreement	0.2	Sociedad Minera de Santander S.A.S.	2010-02-24	Current	2040-02-24

109-68	Exploitation License	1.0	Sociedad Minera Calvista Colombia S.A.S.	1998-10-02

Based on the provisions of the Current National Development Plan, application filed on October 21, 2015 for conversion to a Concession Contract. The expiration date will change once the Concession Contract is granted.

						2018-10-01

041-68	Concession Agreement	2,579.5	Sociedad Minera Calvista Colombia S.A.S. and Sociedad Minera de Santander S.A.S	2019-08-26	Current	2049-08-25

132-68	Exploitation License	25.0	Sociedad Minera Calvista Colombia S.A.S.	1998-05-21

Based on the provisions of the Current National Development Plan, application filed on October 21, 2015 for conversion to a Concession Contract. The expiration date will change once the Concession Contract is granted.

						2018-05-27

HDB- 08002X	Concession Agreement	32.8	Sociedad Minera de Santander S.A.S.	2010-03-09	Current	2040-03-09

125-68	Concession Contract	3	Sociedad Minera de Santander S.A.S.	2020-05-08	First right executed, in ANM study. The Concession contract was inscribed on the National Mining Registration on May 5, 2020.	2040-05-07

13921	Concession Agreement	78.6	Sociedad Minera Calvista Colombia S.A.S.	2020-05-27	Current.	2040-05-27

127-68	Exploitation License	3.45	Sociedad Minera de Santander S.A.S.	2000-04-19

Based on the provisions of the Current National Development Plan, application filed on October 21, 2015 for conversion to a Concession Contract. The expiration date will change once the Concession Contract is granted

						2020-04-18

14947	Concession Contract	20.9996	Daysi Matilde Moreno Delgado	2019-09-24	Current	2049-09-23

1.4	Surface Rights and Access

Minesa currently owns land within the Suratá, California, Vetas and Matanza municipalities totalling 107.68 ha (some shared with third parties) and rents land totalling 1.04 ha.

Additional land for project development and operation will be purchased and applications have been made for new concessions in the southwest of the project area, mainly in areas where infrastructure is planned or where infrastructure or natural resources may be required in the future.

1.5	Royalties, Encumbrances, and Obligations

Pursuant to Paragraph 9 of Article 16 of Law 141- 1998, royalties shall be liquidated at 4% over 80% of the international price, published by the London Metal Exchange in its meridian past version (average of the month before it will be in force-FIX PM) and converted into USD per gram.

Paragraph 9 of the law states: “The value of the gold, silver and platinum gram at the mine’s entry, adit or border to calculate the royalty, will be eighty per cent (80%) of the International average price for the last month, published by the London Metal Exchange”.

In practice, the value to pay for gold royalties is already averaged in the London FIX PM, is applied at a rate of 80%, and is converted from troy ounces to grams and based upon the value announced every month by the Central Bank (Colombian main bank).

For the Soto Norte economic assessment, royalties are treated as an in-direct operating cost and payable to the Colombian State at 4% for gold and silver payable on 80% of the previous month’s metal price as per the London Metal Exchange, and at 5% for copper in concentrates on 80% of the copper produced based on the government agency for mines and energy (UPME) price determined at the time of sale.

The Current Mining Code requires a mining and environmental bond to be affected for each concession to ensure compliance with mining and environmental obligations, as follows: 5% of the budget for the annual investment during the exploration and construction and assembly phases, and 10% of the result of multiplying the estimate of annual production (volume) and the price of the mineral at the mine entry.

1.6	Significant Factors or Risks

1.6.1	Potentially Material Environmental and Social Matters

The key issues related to environmental studies, permitting and social or community impact aspects of the Project include:

●	The closure of the environmental licence application by the regulatory authority, resulting in uncertainty about the likelihood, cost and timeframe for obtaining the environmental licence

●	Potential opposition from local communities, addressed through implementation of the stakeholder engagement plan, resettlement programme and coexistence plan

●

Perceived and potential impacts on water resources and water users (including communities, sensitive biodiversity and cultural sites), managed through the ABI-03 Water Management programme, specific control measures and proactive management and close monitoring of these receptors to confirm the low impact predictions

●

The need for land acquisition and resettlement following approval of the environmental license and potential delays to this process, managed through SOC-02 (Resettlement and Livelihood Restoration Program) and a Framework Resettlement Action Plan (FRAP)

●	Management of artisanal mining communities, addressed by the Coexistence Programme, however risk of lack of buy-in or agreement among the artisanal miners to the programme remains.

1.6.2	Other Significant Factors and Risks

There are no known significant factors or risks that may affect access, title or right or ability to perform work on the property with the exception of the future environmental license applications and approval.

2	History

2.1	Prior Exploration and Property Development

Artisanal miners held small-scale tenements in the area then known as La Bodega in the mining district of California – Vetas. The first modern exploration program on the Soto Norte Project, including geochemical sampling and geophysical surveys, was undertaken by Ventana Gold Corporation (Ventana or VGC) commencing in December 2005. Ventana disclosed a historical Scoping Study in November 2010. By March 2011, a total of 143,568 m of drilling had been carried out when Ventana was acquired by AUX.

AUX drilled a further 200,124 m over a strike length of 2.5 km between 2011 and 2013. During this period, AUX also acquired Galway Resources and Calvista Gold Corporation, acquiring the adjacent Galway and Calvista exploration properties, including 104,714 m of drill core from those properties covering another 800 m of strike length to the southwest of Soto Norte. AUX disclosed a Technical Report on the historical Soto Norte mineral resources, excluding Galway and Calvista, in July 2012 and January 2013.

Galway Resources Limited carried out channel and soil samples and completed 85,332 m of drilling in 261 diamond drillholes between December 2009 and January 2013 in the areas of San Celestino, La Baja, San Juan, Machuca, and Catalina, and disclosed a Technical Report in October 2012.

Calvista Gold Corporation completed geophysical surveys, channel and soil samples, and 20,043 m of drilling in 49 diamond drillholes between July 2010 and March 2012 and disclosed a Technical Report and a historical mineral resource estimate in October 2012.

In July 2013, all exploration activities by AUX were terminated. From mid-2013 until the first quarter of 2015, the Project was under care and maintenance. Mubadala took ownership of AUX in February 2015, rebranding both the company AUX to Minesa and the Project El Gigante to Soto Norte Project on November 6, 2015.

Minesa completed 35,940 m of drilling in 77 diamond drillholes between January and September 2016. Minesa completed a series of historical mineral resource estimates in accordance with the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC) code guidelines, none of which were publicly disclosed at the time, in February 2016, January 2017, July 2017, and May 2019. Minesa also completed a historical pre-feasibility study (PFS) in May 2017, and a mineral reserve estimate in accordance with the JORC code guidelines, in August 2017, neither of which have been publicly disclosed. Minesa also completed an internal historical mineral resource estimate of Galway and Calvista in 2018, which was not disclosed publicly.

No further exploration activities on concession 095-68 have been undertaken since 2017. In recent years the Project has been undergoing technical and economic studies as well as environmental, social, and permitting activities.

2.2	Historical Mineral Resource Estimates

Since 2006, seven mineral resource estimates (MRE) have been carried out for the Project.

2.2.1	Samuel Engineering, November 2010

Samuel Engineering produced an MRE for Ventana Gold Corporation as part of an NI 43-101 Technical Report. The MRE used a cut-off grade of 2.0 g/t Au. The table below shows the Mineral Resource as stated in the National Instrument 43-101 (NI 43 101) Technical Report.

Samuel Engineering Mineral Resource Estimate – November 2010

Summary of Mineral Resource – La Bodega Property – Ventana Gold Corp

8 November 2010 – Cut-off Grade 2.0 g/t Au Applied

Resource Category	Tonnage (kt)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold (koz)	Silver (koz)	Copper (klb)

Measured	-	-	-	-	-	-	-

Indicated	-	-	-	-	-	-	-

Inferred	27,795	3.88	21.49	0.14	3,470	19,200	84,600

2.2.2	Coffey Mining, July 2012

Coffey Mining produced an MRE for AUX as part of an Independent Technical Report on Mineral Resources. The MRE used a cut-off grade of 2.0 g/t Au. The table below shows the Mineral Resource as stated in the Independent Technical Report on Mineral Resources.

Coffey Mining Mineral Resource Estimate – July 2012

Summary of Mineral Resource – El Gigante Project – Aux Colombia Ltda

31 July 2012 – Cut-off Grade 2.0 g/t Au Applied

Resource Category	Tonnage (kt)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold (koz)	Silver (koz)	Copper (klb)

Measured	-	-	-	-	-	-	-

Indicated	19,612	6.96	34.56	0.196	4,390	21,789	84,411

Inferred	33,603	5.67	24.36	0.169	6,130	26,320	125,228

2.2.3	Coffey Mining, January 2013

Coffey Mining produced an updated MRE for AUX in January 2013, using a cut-off grade of 1.5 g/t Au. The table below shows the Mineral Resource as stated in the Independent Technical Report on Mineral Resources.

Coffey Mining Mineral Resource Estimate – January 2013

Summary of Mineral Resource – El Gigante Project – Aux Colombia Ltda.

31 January 2013 – Cut-off Grade 1.5 g/t Au Applied

Resource Category	Tonnage (kt)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold (koz)	Silver (koz)	Copper (klb)

Measured	14,593	6.76	37.96	0.20	3,172	17,811	62,722

Indicated	28,507	5.68	31.28	0.17	5,207	28,668	105,388

Inferred	27,526	5.03	22.14	0.14	4,447	19,595	85,280

2.2.4	SRK, February 2016

SRK produced an MRE for Minesa in February 2016, using a cut-off grade of 1.5 g/t Au and shown below.

The Measured Resource category reported by Coffey Mining was reduced to an Indicated category in the SRK estimate. It was the opinion of SRK that the Measured category was too spotty and inconsistent to be classified as Measured, considering the JORC Code guidelines.

SRK Mineral Resource Estimate – February 2016

Summary of Mineral Resource – Soto Norte Project – Sociedad Minera de Santander S.A.S.

3 February 2016 – Cut-off Grade 1.5 g/t Au Applied

Resource Category	Tonnage (kt)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold (koz)	Silver (koz)	Copper (klb)

Measured	-	-	-	-	-	-	-

Indicated	36,831	6.0	29.0	0.19	7,052	34,339	151,617

Inferred	31,967	5.4	34.4	0.17	5,531	35,403	119,286

2.2.5	SRK, January 2017

SRK produced an MRE for the 2017 PFS using a net smelter return (NSR) cut-off of USD60/t, shown below.

The NSR was determined based on metal price assumptions, metallurgical recovery assumptions from initial test work, mining costs, processing costs, general and administrative (G&A) costs, and other NSR factors. The final NSR calculation was based on average assumptions for the deposit and determined using:

NSR (USD/t) = 29.99 x (gold grade (g/t Au)) + 0.44 x (silver grade (g/t Ag)) - 1.490 x (copper grade (% Cu))

Metal price assumptions considered for the calculation of metal equivalent grades were USD1,300/oz of gold, USD18/oz of silver, and USD5,000/t of copper. Metallurgical recoveries used were gold (92%), silver (92%) and copper (76%).

SRK Mineral Resource Estimate – January 2017

Summary of Mineral Resource – Soto Norte Project – Sociedad Minera de Santander S.A.S.

26 January 2017 – Cut-off USD60/t

Resource Category	Tonnage (kt)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold (koz)	Silver (koz)	Copper (klb)

Measured	-	-	-	-	-	-	-

Indicated	39,434	6.2	40.0	0.21	7,891	51,308	185,196

Inferred	25,506	5.3	27.0	0.20	4,370	22,336	110,960

2.2.6	SRK, July 2017

SRK completed an updated MRE for Minesa in July 2017 for the Soto Norte Project, using an NSR cut-off of USD47/t as shown below. This update was completed as there were outstanding core logging and assay data at the time of the January 2017 MRE.

The NSR was determined based on metal price assumptions, metallurgical recovery assumptions from initial test work, mining costs, processing costs, G&A costs, and other NSR factors. The final NSR calculation was based on average assumptions for the deposit and determined using:

NSR (USD/t) = 33.96 x (gold grade g/t Au) + 0.424 x (silver grade g/t Ag) + 0.0031 x (copper grade % Cu)

Metal price assumptions considered for the calculation of metal equivalent grades were USD1,300/oz of gold, USD18/oz of silver, and USD5,000/t of copper. Metallurgical recoveries used were gold (92%), silver (92%) and copper (76%).

SRK Mineral Resource Estimate – July 2017

Summary of Mineral Resource – Soto Norte Project – Sociedad Minera de Santander S.A.S.

30 July 2017 – Cut-off USD47/t

Resource Category	Tonnage (kt)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold (koz)	Silver (koz)	Copper (klb)

Measured	986	10.43	47.91	0.42	330	1,518	9,117

Indicated	42,323	5.81	42.52	0.20	7,910	57,853	184,880

Inferred	33,308	4.78	29.81	0.18	5,115	31,923	135,538

2.3	Historical Mineral Reserve Estimates

There is one recent historical Mineral Reserve estimate completed on the Project which was reported in accordance with the JORC code guidelines and summarised in the following subsection.

2.3.1	SRK, August 2017

The 2017 PFS used the MRE with effective date 26 January 2017 as a basis for the underground mine plan with paste backfill. The operating NSR cut-off applied was USD100/t which covers the estimated cost of mining, processing, general and administration and includes an operating profit margin. The marginal NSR cut-off of USD60/t was also applied to utilise the planned underground development to increase the economically mineable tonnage.

A separate Competent Persons Report was prepared which reported the statement of Ore Reserves in accordance with the JORC code guidelines effective 01 August 2017, shown below.

SRK Mineral Reserve Estimate – 01 August 2017

Classification	Tonnes	Au	Ag	Cu	Au	Ag	Cu
	(kt)	(g/t)	(g/t)	(%)	(koz)	(koz)	(klb)

Proved	-	-	-	-	-	-	-

Probable	28,153	6.3	35	0.20	5,716	31,544	125,496

2.4	Previous Production

No formal mining has taken place at the Soto Norte Project, however small-scale informal (artisanal) miners have driven several adits and tunnels on parts of the Property haphazardly exploiting high-grade veins and shoots, generally by raising and sub-drifting for short distances. Approximately 4,000 m of tunnels, drifts, and raises are present on the Property with the most extensive workings developed in the La Bodega mine. Most of this activity was restricted to mostly mining free gold within the oxidation and transitional zones of the veins and other mineralized structures at or near the surface. Although no records of this production are available, the tonnage removed is estimated at between 50,000 to 75,000 t.

3	Geological Setting, Mineralization, and Deposit Types

The Soto Norte Project is situated north of the point of division of the Eastern Andean Cordillera into its western and eastern branches. The western branch hosts the NNW-trending Santander Massif, which is bounded by the Bucaramanga Fault to the west and the Socota-Santander Fault to the east. The Project geology is related to magmatic events and contact metamorphism sited centrally between these two faults.

The principal Project faults comprise the La Baja, Mongora, and Cucutilla faults, which are interpreted to be part of the wider regional structural corridor, which acts as one of the controls over mineralisation throughout the California-Vetas mining district.

The parallel faults hosting the El Gigante and La Mascota mineralisation at Soto Norte, referred to as the La Rosa Fault Zone and the La Baja Fault Zone, represent two linking structures between the principal faults. The faults converge at depth and are indicated to join into a single structure at a basement fault zone. High grade gold follows the alignment of the New deposit, which is considered a feeder structure. Exploration drilling from surface has not yet reached the bottom or the strike extents of the mineral deposit, leaving the deposit open at depth and along strike, and with high exploration potential to target the deep structures from underground drilling stations.

Veins at Mascota exhibit open-space filling texture along the Mascota related structures while veining in the El Gigante structure is mostly characterised by more compact, less vuggy, and often banded textures. The veins cover a strike extent of 2.6 km and have been drilled to a depth of approximately 800 m below surface. The width of the veins is variable depending on the major and minor structures, and pinch and swell within individual structures. On average, the ranges are between 1 and 30 m wide.

The Soto Norte mineral deposit is classified as a high-sulphidation epithermal deposit, with gold, silver and copper occurrences, mainly in sulphides. The genesis of the deposit is characterised by hydrothermal fluids flowing through fault-related pathways. The deposit is related to Miocene porphyry stocks and dikes that crosscut the older sedimentary, igneous and metamorphic rocks.

4	Exploration

Exploration by Minesa between 2015 and 2017 included:

●	80 soil samples and 22 rock samples were taken in concession FCC-814 between September and October 2015.

●	134 channel samples were taken in historical tunnels within concessions 095-68 and 204-68 between January and April 2017.

●	77 diamond drillholes were completed between January and September 2016, totalling 35,939.6 m.

●	12 geotechnical boreholes that provided geological and geotechnical information for the access tunnel were drilled between September 2016 and May 2017 totalling 3,061.2 m.

●

An aerial survey conducted in October 2016 to document illegal mining activities along the La Baja River and to revise the location of rivers, streams, water sheds and other geographical features not covered by earlier orthophotos.

The Project survey department carries out land, river and tunnel surveys as required. The field surveys are incorporated into the master survey drawings on a regular basis. The most common survey work for the exploration and pre-development phase of the Project includes the following:

●	Survey pickup of old mine workings in the Project area (underground and surface)

●	Survey pickup of channel samples (underground and surface)

●	Survey pickup of drillhole collar positions, test pit locations and locating points for geophysics lines (seismic, IP, etc.) for exploration and geotechnical investigation

●	Topographic survey of the existent project infrastructure including, Padilla camp, core sheds and El Emboque exploration tunnel

●	Survey and quality control of landscape recovery work which can include road access and drill platform recovery

●	Field and engineering support for social investment projects promoted by Minesa.

Minesa has sampled and mapped tunnels as part of a mine closure program. The geology team accompany the mining contractors responsible for closing historical and illegal mine workings on its concessions. Two principal areas, in addition to other tunnels, have been mapped and sampled to date, including 343 samples in 7 tunnels at Las Haches and 263 samples in 6 tunnels at La Bodega.

The old workings only follow the higher-grade mineralisation within wider veins and, therefore, sampling over the full width of the mineralisation is rarely possible. The most important information is the confirmation of surface positions and continuity of the veins modelled by deeper diamond drill intersections. The geological mapping at Las Haches tunnel shows evidence of a continuous Mascota vein for around 60 m along strike, in line with the modelled wireframes.

No further exploration activities on concession 095-68 have been undertaken since 2017.

5	Drilling

Diamond drilling was carried out by a range of different contractors during 2006 to 2017. No drilling for the purposes of mineral resource definition has been completed since 2017. A summary of drilling at the Property is shown below. The mineralised structures are open at depth and along strike, with high exploration potential to target the deep structures from underground drilling stations.

Soto Norte Drilling Summary

Year	Boreholes	Drilled (m)	Company

2006	12	2,991	VGC

2007	46	12,406	VGC

2008	38	10,091	VGC

2009	85	33,157	VGC

2010	172	66,291	VGC

2011	165	64,386	VGC / AUX

2012	274	135,340	AUX

2013	30	14,990	AUX

2016	79	34,947	Minesa

TOTAL	901	374,598

In general terms, after target definition, the drilling was initially carried out on sections spaced by 100 m to verify the characteristics and continuity of the mineralisation. In sequence, the grid was first closed to 100 x 100 m, and later to 50 x 50 m. At some locations, this distance was further reduced to 25 x 25 m, according to infill drilling planning to provide the required information for geostatistical studies. In general, the grids are variable across the deposit with the tightest grids focused in the shallower portions (<150m below surface) of the deposit. At depth (below 2,400 m) the drilling intersections remain relatively wide (50 – 100 m) which is a function of the steep intersection angles due to collar limitations from the topography. It is recommended further infill drilling will be completed once underground development is in place to offer more optimised drilling intersections.

SRK conducted an initial review of the geological model and grade continuity in 2016 before the 2016 infill program, which established within the main structures that geological continuity could be established at a slightly wider grid spacing of between 40 x 40 m and 50 x 50 m. The 2016 drilling program, carried out by Minesa, therefore comprised further infill drilling where higher grade Inferred Resources required upgrading to Indicated Resources and where there was a need to improve confidence in the continuity of mineralisation.

In the opinion of SRK, the drilling procedures appear to generally conform to industry best practices and the resultant drilling pattern is sufficiently dense to interpret the geometry, boundaries and different styles of mineralisation in the deposit with a relatively good level of confidence within well drilled areas. SRK has undertaken a number of site inspections to review drilling procedures in practice and noted that Minesa staff conform to internal defined protocols.

It is highlighted that at depth the intersection angles of the drilling to the veins are not optimised due to the limitation on the collar locations. It is SRK’s opinion that the drilling orientations are sufficiently reasonable to accurately model the geology and mineralisation based on the current geological interpretation. Areas with poor interception angles have been accounted for in the mineral resource classification, and SRK strongly recommends drilling these areas from different positions to improve the angle of intersection in any future programs. Confidence in the geological interpretation decreases in areas of reduced sample coverage.

It is SRK’s opinion that the drilling is suitable for use in the geological model and Mineral Resource estimation process. SRK does not consider there to be any additional factors related to recovery, sampling or intersection angles which have not been discussed in the text, that could materially impact the estimate.

6	Sampling, Analysis, and Data Verification Procedures

Numerous phases of drilling and sampling have been completed on the project by the various owners between 2005 and 2019.

The following subsections describe the sampling and analysis procedures followed during historical and Minesa’s exploration drillhole campaigns.

6.1	Ventana

The 2008 NI 43-101 Technical Report reports that drill core sampling was carried out in accordance with a manual outlining drill core sampling and Quality Assurance/Quality Control QA/QC protocols.

Chain of custody tracking was reported as being maintained and monitored throughout the process with half cores selected for analysis, bagged, sealed, and then placed in larger bags, which were also sealed. On-site storage was in a lockable core shed with 24-hour security until an entire drillhole was shipped for sample preparation as a single batch.

Two independent laboratories (Asomineros and Inspectorate America Laboratory, located in Medellin) were used for sample preparation with the condition of security seals verified and sign-off on receipt.

For duplicates, an extra numbered bag was provided to the sample preparation laboratory with instructions to prepare a duplicate split using the coarse reject of the original sample. Blanks consisted of unaltered gneiss gathered from a local quarry site to provide a mineralogically similar matrix and appearance to the other samples. For the insertion of the reference standard, the preparation laboratory was instructed to provide an empty, numbered pulp envelope, which was then filled and inserted in the sample batch by Ventana employee prior to shipment to ACME Analytical Laboratories in Vancouver. There the samples were analysed for Au, Ag, and a 36-element ultra-trace package by hot aqua regia digestion of a 15 g aliquot and ICP-MS analysis.

The Qualified Person (QP) reported that about 15% of samples were check-assayed for Au and Ag by the Inspectorate America Laboratory Inc. in Sparks, Nevada.

The QP “considers the methodology, procedures, and results of Ventana’s QA/QC program to be robust and adequate with respect to sample collection, preparation, analysis and security”.

6.2	AUX Colombia

In late 2012, the Coffey Mining NI 43-101 Technical Report covered drill core logging, sampling and preparation procedures, as well as analysis and security measures carried out by AUX from the drill site to the core logging and core cutting facility through to receipt of samples by the analytical laboratory.

Core was marked for cutting after the logging process had finished. Lines drawn on the core were used as a guide for cutting with diamond-blade rock saws at El Portico. After cutting, both halves of the cut core were placed back in the core box and three-piece bar-coded sample tags were then placed in the boxes at the start of each sampling interval.

Half core pieces were placed in a plastic sample bag. For intervals where the core consisted of broken fragments, one-half of the volume of material was selected by hand. Intervals containing clay or other unconsolidated material were split vertically with a knife, usually while the material was still saturated. The sampling intervals (and assay returns) were entered into the core logs.

Individual core samples were then weighed, sealed, placed in batches (larger bags) which were also sealed with zip-strips ready for transport to ALS Chemex Bucaramanga. The contents in each of the large bags were recorded on a Sample Packing Form used to track the samples through to the sample preparation laboratory.

Coffey reports that AUX had “a chain-of-custody protocol in place whereby the names of all workers, technicians or geologists who handled the core are recorded on forms until the samples are shipped to the analytical laboratory,” which was ALS Chemex in Lima, Peru (ALS Chemex Lima).

Once received, ALS Chemex Bucaramanga scanned the sample barcode and entered the data into their LIMS. The sample was then crushed and pulverised in accordance with the sample preparation flowsheet guidelines from ALS, 2016. After preparation, the sample pulps were shipped by air courier to ALS Chemex Lima for analysis.

Au and Ag assays were carried out by fire assay on 30 g aliquots. The fire assay beads were then digested using aqua regia and the concentrations of Au and Ag in the solution were measured using an AA finish. If the Au grade was greater than 5 g/t or the Ag grade was greater than 100 g/t, the fire assay was repeated using a gravimetric finish.

The assay method applied to the 51 trace elements was Aqua Regia and ICP-AES/ICP-MS. The results of all assays were then recorded via LIMS, which could be accessed through security control on the ALS Chemex website.

Coffey also reports on the QA/QC program implemented by AUX and concluded that “after analysing all procedures and results gathered under the QA/QC program undertaken by AUX (Coffey, 2013) concludes that the data presents a sufficient quality to support a Resource estimate”.

6.3	Minesa

6.3.1	Drilling Supervision and Transfer of Cores to the Logging Facility (Chain-of-Custody)

The drilling contractor measures each drilling advance together with the core recovered and then places the drillhole into galvanised metal core boxes.

At the drill rig, the core was routinely inspected by the drillhole-supervising geologist or engineer. Notes were taken regarding recoveries and any other unusual conditions. Lids were then placed on the boxes and secured by rubber straps before being carried down to the staging area by mules.

Core was then transported by pickup truck to the core logging facility by workers supervised by the drilling company. This process was documented in detail on a Transport Control Form when the full core boxes were delivered to the core logging facility.

6.3.2	Core Cutting and Sampling Protocols

During the logging process, the core to be sampled was selected and marked for cutting by the senior logging geologist. The minimum sample length was set at 0.40 m for HQ and NQ diameter core. The minimum sample length was a result of the minimum sample weight (500 g) that ALS Chemex determined could be processed without incurring a bias in the sample preparation.

Samples within the mineralisation were selected based on mineralisation style and textures with samples of different lengths determined on this basis. The maximum sample length determined on this basis was 1 m. Sampling in zones outside the main mineralised areas (low grade or waste) was determined according to the type and degree of alteration. Where no alteration variability was observed, samples were systematically marked at 1 m lengths up to approximately 10 m beyond the main alteration halo.

Core cutting was carried out by feeding the core by hand to the diamond-bladed core saw, to achieve an even half-cut throughout. Both halves of the cut core were placed back in the core boxes which were then returned to the core logging area. Saws were routinely washed with water hoses to eliminate the possibility of contamination between samples.

For intervals where the core comprised broken fragments, one-half of the volume of material was selected by hand. Intervals containing clay or other unconsolidated material were split vertically using a sharp knife. This was usually done while the core was still water saturated. Individual samples were weighed, and the weight was recorded on the sample sheet.

The half core selected as the sample, was carefully placed into unused plastic sample bags, which had been labelled and assigned a bar code.

The end of the sampling process sees the individual samples sealed with ordinary zip-lock straps, individually weighed and then placed in rice bags (up to 25 kg of samples) which are also sealed with a numbered zip-lock strap. The samples were recorded in a sample packing form, ready for trackable transport to the sample preparation laboratory (on site or off site).

AUX and then Minesa had a chain-of-custody protocol in place whereby the names of all workers, technicians, or geologists who handle the core are recorded on forms until the samples are shipped to the sample preparation and analytical laboratory.

6.3.3	Sample Preparation and Sample Security

During the 2016 drilling program, samples were prepared on site in a containerised sample preparation unit operated by ALS Chemex. During 2017, samples were prepared off site due to smaller volume with the same sample preparation process. Sample preparation followed the PREP-31 protocol, which comprises the following steps:

●	Drying controlled temperature 105ºC

●	Crushing to 70% 2 mm (100 mesh ASTM)

●	Quartering with a Jones Splitter to give a 250 g subsample

●	Pulverising the 250 g subsample to 85% 0.075 mm (200 mesh Tyler).

From the last week in April 2016, the protocol was modified by increasing the weight of the subsample to 500 g.

QA/QC during the sample preparation process included sieve tests to check that the crushing phase reduced the sample to the required size (70% passing 100 mesh ASTM for crushing and 85% passing 200 mesh Tyler for grinding), cleaning the crushing and grinding equipment by passing through blank material after every sample pass.

After the samples were returned to the geology department, the pulp blanks, duplicates, and certified reference materials (standards) were added to the existing sample pulps by Minesa staff. During this process, standards were matched according to the grade of previous samples, pulp blanks before high grade samples, and duplicates, by the geologist`s selection, across a spread of visual estimated Cu and Fe grades.

The sample pulps produced in the sample preparation laboratory, along with blind insertions, were then placed in cardboard boxes supplied by ALS Chemex. All boxes were wrapped in cling film prior to transport to DHL in Bucaramanga for courier dispatch to Lima, Peru. One of two pre-selected members of the Minesa Geological staff always accompanied the transportation, with the samples never leaving their sight until the transfer process was terminated with the samples been registered with DHL.

Minesa, DHL, and ALS Chemex had standard procedure in case any pulp boxes were inspected by Colombian or Peruvian customs. To the best of Minesa’s knowledge, no pulp boxes were opened in either country.

The 2017 procedure differs slightly to the 2016 procedure as the sample preparation does not take place on site. The pulp blanks, duplicates, and certified reference materials (standards) were added to the existing sample pulps after the sample preparation by ALS staff. The samples that Minesa required as coarse duplicates were indicated to ALS via the sample preparation form and ALS complied with the instructions.

6.3.4	Assaying

Assaying has always been carried out by accredited external laboratories and an independent laboratory for assay checks. In 2016, ALS Global was selected as the accredited external laboratory. ALS has developed and implemented a Quality Management System designed to ensure the production of consistent and reliable data. The system covers all laboratory activities and takes into consideration the requirements of ISO standards. ISO registration and accreditation provides independent verification that the QMS in operation meets international standards. ALS Lima, where the samples were sent, is certified as being ISO 9001:2015 and ISO 17025:2017 accredited.

ALS was used as Minesa’s primary for assay preparation and analysis. SGS Lima was used as Minesa’s check laboratory.

During the 2016 campaign, two compulsory assay packages were used: ME-MS41 and AU-AA26. If over-limits were exhibited in the ME-MS41 package for elements including Ag and Cu, then the samples were analysed using the over-limit packages ME-AA46 for Ag and Cu. If over-limits were exhibited in the AU-AA26 package, they were assayed again using the AU-GRA22 package. If over-limits were exhibited in the AG-AA46 package, they were assayed again using the AG-GRA22 package. All samples started the analytical processing in the trace element package (ME-MS41) which comprises an ultra-trace level detection method using ICP-MS and ICP-AES using sample decomposition in aqua regia digestion.

All samples processed using ME-MS41 were also processed using the AU-AA26 package where a prepared sample of 50 g is fused, inquarted, and then cupelled to yield a precious metal bead. The bead is digested and the digested solution is analysed by atomic absorption spectroscopy.

In the AG-AA46 package, a prepared sample of 0.4 g is digested with concentrated nitric acid. The resulting solution is diluted and analysed using Atomic Absorption Spectroscopy.

Over-limits of the ME-MS41 package for elements including Ag and Cu were processed using ME-AA46, where a prepared sample of 0.4 g is digested with concentrated nitric acid. The resulting solution is diluted and analysed using Atomic Absorption Spectroscopy.

Over-limits of the AU-AA26 and AG-AA46 packages were processed using the AU-GRA22 and AG-GRA22 packages, where a prepared sample of 50 g is fused to produce a lead button. The lead button containing the precious metals is cupelled to remove the lead. The remaining gold and silver bead are parted, annealed, and weighed as gold. Silver is then determined by the difference in weights.

6.3.5	Pre-2014 QA/QC Review

The Minesa Geology Department checked the historical assay data prior to using it in the development of the mineral resource and reserve estimates.

Previous technical work by the previous explorers indicate that due diligence was carried out during the earlier stages of exploration, although the QA/QC protocol did not meet mining industry standard insertion rates for blanks, duplicates, standards, etc.

Given the size and importance of the Soto Norte Project, the Minesa Geology Department recommended an audit of Minesa’s inherited database, and the QA/QC and geological procedures implemented previously by Ventana and AUX, which was completed by Geoexmin. This included a review of the protocols, procedures and geological processes that were being prepared for the 2016 infill drilling program.

One of the concerns that Minesa had was that during the first years under Ventana, the overall insertion rate was 7.0% or less, and under AUX the insertion rate was improved to 9.5%, 11.4%, and 12.2% for the years 2011 to 2013, respectively, whereas the current recommended industry rate is in the order of 20% insertion. Also, there were no coarse duplicates or fine blanks inserted during the whole period 2006 to 2013, no twin samples inserted during the years 2006 to 2008, and no pulp duplicates inserted in the years 2007 to 2008. Furthermore, in the earliest years it is observed that QC insertion was carried out by the analysing laboratory and was therefore not blind.

Geoexmin concluded from extensive review of the pre-2014 database “that the analytical data for Au, Cu, and Ag are sufficiently precise and accurate for use in the estimation of Mineral Resources”.

6.3.6	2016 QA/QC Review

In 2015 upon the change of ownership to Minesa, Dr Armando Simón, P. Geo. of Geological Consulting Exploration and Mining SpA (Geoexmin) undertook an audit on the available QC data, sample preparation laboratory, and procedures. The audit was split in two groups: historical data from 2006 – 2013 and 2016 exploration data.

●	The external control and assay results from the Project show low bias and dispersion within the reasonable threshold, therefore, the data come from good analytic accuracy and precision.

●	The QC protocol for sample preparation during 2016 exploration campaign is considered adequate for the mineral species in the deposit.

●	All available data from historical and Minesa’s exploration campaigns is considered adequate for a Mineral Resource estimate under industry standards and best practices.

SRK reviewed the reports in conjunction with site inspection and independent review of the available data and in the QP’s opinion agrees with the conclusions.

In addition to the QA/QC evaluation done by Geoexmin, SRK also did a review of the QA/QC data before producing the current MRE.

6.3.7	QA/QC Protocols

Certified reference material samples (standards) were inserted into the sample stream to ensure assay accuracy.

Blank samples obtained from barren rock was sourced away from known mineralisation and sampled and assayed to confirm its suitability for use as barren material. Coarse blanks are inserted into high grade zones to ensure that there is no contamination of equipment during the sample preparation process.

Duplicate samples have been inserted into the sample stream to test the precision of the laboratory. Based on independent analyses, SRK comments that, in general, there is little evidence of any significant bias between the original and duplicate assays for all elements, but that the results of gold and iron display the most variability. SRK highlights that analyses of third-party duplicates suggest that these are the least reproducible for all elements and that in the case of the third-party duplicates, relatively low precision does not appear to be a function of grade.

6.4	Verification by the Company

The Company has implemented a series of routine verifications to ensure the collection of reliable exploration data. All work was conducted by appropriately qualified personnel under the supervision of qualified geologists. In the opinion of SRK, who have reviewed these verifications, the field exploration procedures used at Soto Norte generally meet best industry practices.

6.5	Verification by SRK

To verify the data incorporated within the 2016 drill program, SRK has:

●	Completed a check of the digital drilling database against the diamond drill core to confirm both geological and assay values show a reasonable representation of the Project

●	Completed two site visits during February and August 2016 to review onsite drilling and sampling procedures and work with the geological team to develop the geological model

●	Verified a portion of the digital database against historical data

●	Verified the quality of geological and sampling information and developed an interpretation of gold grade distributions appropriate to use in the Resource model

●	Reviewed the QA/QC database as provided for the 2016 drill program.

SRK is satisfied with the quality of the laboratories used for the 2016/2017 program and based on the quality control investigations, there is no evidence of significant bias within the current database which would materially impact on the estimate. Based on the validation work completed by SRK, the database has been accepted as provided by the Minesa database administrator.

7	MINERAL PROCESSING AND METALLURGICAL TESTWORK

Several metallurgical testwork programmes have been undertaken in support of the various phases of the Project’s development. A flowsheet was selected during the 2017 PFS, comprised of comminution and flotation to produce separate copper and pyrite concentrates.

Gold is present as native gold and precious metal tellurides, primarily associated with pyrite. Electrum and silver-rich gold grains are preferentially associated with copper sulphides. The average size of the gold grains is 5 microns. Enargite/tetrahedrite accounts for 28% of the copper mineralization, combined bornite, covellite, and chalcocite account for 59%, and chalcopyrite accounts for 12%.

The mill feed at Mascota is categorised as hard and Gigante is moderately hard. Based on the comminution results, a tonnage and P80 estimate was made in each block of the model, subject to constraints on both tonnage (minimum of 280 tonnes per hour and maximum of 380) and P80 (minimum of 90 microns, maximum of 122). The average predicted performance is 350 tonnes per hour at a P80 of 107 microns.

The results of the flotation studies were used to produce estimates of flotation performance for each block in the model. At the target copper concentrate grade of 16%, copper recovery for La Mascota is 70 to 74% and 68% for El Gigante. Gold recovery to the copper concentrate is 40% for La Mascota and 35% for El Gigante. The total gold recovery is 95% for La Mascota and 89% for El Gigante. Overall precious metal recoveries to the combined concentrates are forecast to be 89 to 94.5% for gold and 86 to 93% for silver. At the fixed 16% copper concentrate grade, average annual copper recovery is typically around 75%, except when the copper head grade is low in the early years of the schedule. Pyrite cleaning reduces the pyrite concentrate mass by over 50% with minor loss (2.1%) in gold recovery. Flotation performance is largely unaffected by primary grind size over the range of 106 to 170 microns for La Mascota and 75 to 140 microns for El Gigante.

Gold recovery versus sample head grades of variability samples across all Soto Norte metallurgical testwork programmes and sampling regimes show that gold recovery is insensitive to head grade. Thus, while it is typically assumed that composites with higher gold grade than the mining inventory will overstate gold recoveries, that is not the case for Soto Norte.

All World Bank controlled environmental parameters are shown to be within the designated standards.

8	Mineral Resource and Mineral Reserve Estimates 8.1 Mineral Resource Estimate

The MRE was prepared in accordance with Canadian Institute of Mining and Metallurgy (CIM) Definition Standards. The MRE was interpreted from 901 drillholes totalling 374,598 m and completed by Mr Ben Parsons, MAusIMM (CP) of SRK, an independent QP as defined in NI 43-101. The effective date of the MRE is 22 May 2019.

The steps taken to undertake the mineral resource estimate include:

●	validation of the resource database.

●	geological interpretation and modelling, including a structural model, mineralisation model, and a waste model generated using Seequent Leapfrog Geo.

●	application of bulk density via a regression analysis using Fe% grades by key domains.

●	sample compositing using 3 m lengths.

●	Estimation domain analysis and review of the sample grade distribution within each vein grouping to determine possible separation of domains into high and low grade areas.

●	Grade capping using analysis of log histograms and log probability plots to test for any breaks in sample grade distributions or any bimodal grade distributions.

●	Variography considering the azimuth and dip of each zone and the downhole nugget to model the nugget effect, then via omnidirectional and directional variograms as appropriate.

●	Creation of a block model using Datamine Studio software.

●	Grade estimation using ordinary kriging, inverse distance weighting, and nearest neighbour methodologies.

●	Estimation validation using visual assessment, statistical comparison of estimated and sample input grades, and swath plot analyses.

●

Classification, where indicated mineral resources were assigned to any kriged block that was interpolated by drillhole data with more than two boreholes within 50 m of the estimated block, within domains that were considered to have sufficient geological continuity. Inferred mineral resources were assigned to blocks outside of the indicated blocks that display reasonable along strike and down dip continuity based on the drillhole intersections.

●	Sensitivity analysis.

●	Tabulation of mineral resources considering reasonable prospects for eventual economic extraction.

8.1.1	Key Assumptions

In order to determine the quantities of material offering “…reasonable prospects for eventual economic extraction” by an underground mining method, a NSR cut-off approach was developed based on initial cost estimates, metallurgical recoveries, treatment and payability terms and metal price forecasts which were reviewed by SRK, including metal price forecasts considered for the calculation of metal equivalent grades of USD1,300 per ounce of gold, USD18 per ounce of silver, and USD6,800 per tonne of copper, and metallurgical recoveries of 92% for gold and silver and 76% for copper.

Costs and recoveries are based on technical studies completed on the Project and other benchmarks, including a marketing assessment. SRK reasonably expects the Soto Norte deposit to be amenable to a variety of underground mining methods and the Mineral Resources are reported based on a USD47/t NSR cut-off. The blocks above the NSR cut-off form contiguous mining targets without isolated blocks that would be unlikely to warrant the cost of development. The final NSR calculation for the Mineral Resource estimate is based on average grade assumptions for the deposit and determined using:

NSR (USD) = 36.1759 x (gold grade g/t Au) + 0.4426 x (silver grade g/t Ag) + 0.0046 x (copper grade ppm Cu) –4.5752 x (sulphur grade % S) – 0 .0037 x (arsenic grade ppm As) – 0.0082 x (antimony grade ppm Sb) – 0. 0065 x (bismuth grade ppm Bi) – 0.0067 x (cadmium grade ppm Cd) – 0.277 x (mercury grade ppm Hg) – 0.0001 x (zinc grade ppm Zn) - 0.02

Gold Equivalent (AuEQ) grade and contained ounces has been separately included in the MRE based on the NSR formula to determine equivalent values for copper and silver in relation to gold, taking into account process recoveries, metal prices, realisation costs and payabilities for each metal. The gold value used in the AuEQ estimate also carries the full cost of penalty elements. The NSR cut-off considers marginal mining costs, processing costs, and G&A costs totalling USD47/t.

The Soto Norte MRE on a 100% basis with an effective date of 22 May 2019 is summarised below.

8.1.2	Material Factors

SRK is not aware of any environmental, permitting, legal, title, taxation, marketing, or other factors that could materially affect the estimation of Mineral Resources that are not discussed in the Technical Report.

Soto Norte Mineral Resources, Effective 22 May 2019 (1, 2, 3, 4)

INDICATED CLASSIFICATION								Gold Equivalent
Domain	Tonnes	Au	Au	Ag	Ag	Cu	Cu	AuEQ	AuEQ
	(kt)	(g/t)	(koz)	(g/t)	(koz)	(%)	(klb)	(g/t)	(koz)
Mascota	16,128	6.29	3,264	54.7	28,383	0.20	72,344	7.58	3,930
Mascota Superior	9,331	5.44	1,632	30.1	9,034	0.17	34,665	6.16	1,848
Mascota-Gigante	6,363	4.57	934	27.1	5,538	0.15	21,122	5.24	1,072
Gigante	7,602	6.29	1,537	34.3	8,386	0.24	39,921	7.25	1,772
Gigante Inferior	1,631	5.08	266	23.5	1,232	0.19	6,813	5.84	306
New	832	6.90	185	28.2	754	0.21	3,790	7.67	205
Aserradero	3,484	3.42	383	11.5	1,291	0.15	11,778	3.86	433
Breccia	2,650	2.96	252	8.0	681	0.05	2,753	3.16	269
Halo	42	1.23	2	18.1	25	0.25	235	2.20	3
Subtotal Indicated	48,062	5.47	8,454	35.8	55,324	0.18	193,422	6.35	9,818
INFERRED CLASSIFICATION								Gold Equivalent
Domain	Tonnes	Au	Au	Ag	Ag	Cu	Cu	AuEQ	AuEQ
	(kt)	(g/t)	(koz)	(g/t)	(koz)	(%)	(klb)	(g/t)	(koz)
Mascota	2,007	3.83	247	60.3	3,890	0.13	5,844	5.42	350
Mascota Superior	4,779	5.46	840	24.6	3,781	0.17	17,526	6.10	937
Mascota-Gigante	3,851	3.99	494	28.5	3,525	0.11	9,505	4.71	584
Gigante	2,002	4.46	287	46.6	3,001	0.37	16,220	6.23	401
Gigante Inferior	5,530	3.79	674	25.2	4,485	0.27	33,366	4.88	868
New	3,627	4.17	487	22.6	2,633	0.15	12,272	4.79	558
Aserradero	5,088	3.00	491	8.3	1,353	0.11	12,226	3.31	542
Breccia	456	3.45	51	5.7	84	0.03	310	3.57	52
Halo	2	1.35	-	16.9	1	0.24	13	2.36	0
Subtotal Inferred	27,343	4.06	3,571	25.9	22,754	0.18	107,281	4.83	4,249

(1) Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimate and have been used to derive sub-totals, totals and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, SRK does not consider them to be material. All composites have been capped where appropriate. Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce Mineral Reserves; that is, they are reported on an ‘inclusive basis’. The Concession is wholly owned by and exploration is operated by Sociedad Minera de Santander S.A.S (Minesa).

(2) The standard adopted in respect of the reporting of Mineral Resources for the Project, following the completion of required technical studies, is in accordance with the NI 43-101 guidelines and the 2014 CIM Definition Standards and have an Effective Date 22 May 2019.

(3) SRK reasonably expects the Soto Norte deposit to be amenable to a variety of underground mining methods. Mineral Resources are reported based on an NSR cut-off which considers marginal mining costs, processing costs, and G&A costs totalling USD47/t. The NSR cut-off calculation has been determined based on metal price forecasts, metallurgical recovery assumptions from initial testwork, mining costs, processing costs, general and administrative (G&A) costs, and other NSR factors. The final NSR calculation is based on average assumptions for the deposit and determined using NSR (USD) = 36.1759 x (gold grade g/t Au) + 0.4426 x (silver grade g/t Ag) + 0.0046 x (copper grade ppm Cu) – 4.5752 x (sulphur grade %S) - 0.0037 x (arsenic grade ppm As) - 0.0082 x (antimony grade ppm Sb) - 0.0065 x (bismuth grade ppm Bi) – 0.0067 x (cadmium grade ppm Cd) – 0.277 x (mercury grade ppm Hg) – 0.0001 x (zinc grade ppm Zn) -0.02. Metal price forecasts considered for the calculation of metal equivalent grades are Gold (USD1,300/oz), Silver (USD18/oz), Copper (USD6,800/t). NSR cut-off calculations assume average metallurgical recoveries of: Gold (92%), Silver (92%), Copper (76%). A Gold Equivalent (AuEQ) grade and contained ounces has been separately included in the mineral resource estimate based on the NSR formula to determine equivalent values for copper and silver in relation to gold, taking into account process recoveries, metal prices, realisation costs and payabilities for each metal. The gold value used in the AuEQ estimate also carries the full cost of penalty elements.

(4) SRK completed a site inspection of the deposit by Mr. Ben Parsons, MSc. MAusIMM (CP), an appropriate “independent qualified person” as defined in National Instrument 43-101.

8.2	Mineral Reserve Estimate

The Mineral Reserve estimate has been prepared in accordance with CIM definition standards for Mineral Reserves. The Indicated Mineral Resources include those Mineral Resources modified to estimate the Mineral Reserves.

The QP who has reviewed and approved the Mineral Reserve estimate and the life of mine plan (LoMP) is Mr Chris Bray, BEng, MAusIMM (CP) of SRK, who is an independent QP as defined by NI 43-101. The effective date of the mineral reserve is 01 January 2021.

8.2.1	Key Assumptions

Mine modifying factors were assessed through benchmark assessment and first principles calculation for a range of scenarios for Modified Avoca.

First principles estimate of modifying factors considered allowances (where applicable) for:

●	Mine run of mine RoM dilution and loss factors

●	Backfill dilution from mucking at the drawpoint

●	Overbreak dilution (Equivalent linear overbreak slough)

●	Floor dilution from overmucking.

●	Drawpoint angle

●	Temporary rib pillars

●	Underperforming blasts

●	Hangingwall angle

Modifying factors (mining dilution and losses) were applied following the stope optimisation process and applied in the mine schedule.

Stope optimiser shapes, which considered the described NSR cut-off above USD120/t and modifying factors, were prepared for the final mine design by removing any irregular or minor isolated stope shapes as well as stope shapes that were within the 30 m crown pillar, outside the current lease boundaries, or would interfere with planned infrastructure.

Any mineralisation which occurs below the cut-off value or is classified as an Inferred Mineral Resource is not considered in the Mineral Reserve estimate and is treated as waste for the purposes of the LoMP. The Mineral Reserve estimate for the Soto Norte Project is stated below with an effective date of 01 January 2021.

An AuEQ grade and contained ounces have been separately included in the mineral reserve estimate, based on the NSR formula, to determine equivalent values for copper and silver in relation to gold, considering process recoveries, metal prices, realisation costs and payabilities for each metal. The gold value used in the AuEQ estimate also carries the full cost of penalty elements.

The Mineral Reserve has been estimated using accepted industry practices for underground mines, including the identification of the optimal final mineable envelopes based on the selected mining methods, appropriate modifying factors and cut-off values based on detailed cost estimation. The identified economic mineralisation was subjected to detailed mine design, scheduling and the development of a cash flow model incorporating the Project’s technical and economic projections for the mine for the duration of the LoMP. The stope optimisation was run based on the cost estimates, metallurgical recoveries of 92% for gold, 92.5% for silver, and 76% for copper, treatment and payability terms, and metal price forecasts of USD1,300 per ounce of gold, USD18 per ounce of silver, and USD7,000 per tonne of copper.

The NSR calculation for the Mineral Reserve estimate is based on average grade assumptions for the deposit and determined using:

NSR (USD) = 36.1759 x (gold grade g/t Au) + 0.4426 x (silver grade g/t Ag) + 0.0046 x (copper grade ppm Cu) – 4.5752 x (sulphur grade %S) - 0.0037 x (arsenic grade ppm As) – 0.0082 x (antimony grade ppm Sb) – 0.0065 x (bismuth grade ppm Bi) – 0.0067 x (cadmium grade ppm Cd) – 0.277 x (mercury grade ppm Hg) – 0.0001 x (zinc grade ppm Zn) – 0.02

A detailed Hill of Value evaluation was undertaken over a range of NSR cut-off value and production rate scenarios to assess the project economics. The HoV assessment showed an optimal NSR cut-off value of USD120/t and production rate of 2.6 Mtpa, which has been used as the basis for the mine plan supporting the Mineral Reserve estimate.

8.2.2	Material Factors

SRK is not aware of any environmental, permitting, legal, title, taxation, marketing, or other factors that could materially affect the estimation of Mineral Reserves that are not discussed in the Technical Report.

Soto Norte Mineral Reserves, Effective 01 January 2021(1, 2, 3, 4)

Classification	Tonnes	Gold		Silver		Copper		Gold Equivalent
								AuEQ	AuEQ
	(kt)	(g/t)	(koz)	(g/t)	(koz)	(%)	(klb)	(g/t)	(koz)
Proven	-	-	-	-	-	-	-	-	-
Probable	24,767	6.22	4,950	34.4	27,386	0.19	102,868	6.95	5,535
Proven + Probable	24,767	6.22	4,950	34.4	27,386	0.19	102,868	6.95	5,535

(1) All figures are rounded to reflect the relative accuracy of the estimate and have been used to derive sub-totals, totals and weighted averages. Such estimates inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, SRK does not consider them to be material. The Concession is wholly owned by and exploration is operated by Sociedad Minera de Santander S.A.S.

(2) The standard adopted in respect of the reporting of Mineral Reserves for the Project, following the completion of required technical studies, is in accordance with the NI 43-101 guidelines and the 2014 CIM Definition Standards, and have an Effective Date of 01 January 2021.

(3) SRK reasonably expects the Soto Norte deposit to be amenable to a variety of underground mining methods and the mine plan supporting the Mineral Reserve estimate is primarily based on Modified Avoca with additional backfill waste sourced from an underground quarry. Mineral Reserves are reported at an NSR cut-off of $120 per tonne, which was selected based on a hill of value study to optimize value, and is based on metal price assumptions, metallurgical recovery assumptions from initial testwork, mining costs, processing costs, general and administrative (G&A) costs, and other NSR factors that were estimated at the time of mine planning. The final NSR calculation is based on average assumptions for the deposit and determined using NSR (USD) = 36.1759 x (gold grade g/t Au) + 0.4426 x (silver grade g/t Ag) + 0.0046 x (copper grade ppm Cu) – 4.5752 x (sulphur grade %S) - 0.0037 x (arsenic grade ppm As) - 0.0082 x (antimony grade ppm Sb) - 0.0065 x (bismuth grade ppm Bi) – 0.0067 x (cadmium grade ppm Cd) – 0.277 x (mercury grade ppm Hg) – 0.0001 x (zinc grade ppm Zn) -0.02. Metal price assumptions considered for the calculation of metal equivalent grades: gold (USD1,300/oz), silver (USD18/oz), copper (USD7,000/t). NSR and Cut-off value calculations assume average metallurgical recoveries: gold (92.5%), silver (92%), copper (76%). The NSR cut-off value of USD120/t and production rate of 2.6 Mtpa has been used as the basis for the mine plan supporting the Mineral Reserve estimate. A Gold Equivalent (AuEQ) grade and contained ounces has been separately included in the mineral reserve estimate based on the NSR formula to determine equivalent values for copper and silver in relation to gold, taking into account process recoveries, metal prices, realisation costs and payabilities for each metal. The gold value used in the AuEQ estimate also carries the full cost of penalty elements.

(4) SRK has completed a site inspection of the deposit by Mr Chris Bray BEng MAusIMM (CP), an appropriate “independent qualified person” as defined in National Instrument 43-101.

9	Mining Operations

9.1	Overview

The mine plan supporting the Mineral Reserve targets a sustainable production rate of 2.6 Mtpa over a 7-year period. The ramp up to full production is five years with two years of initial ore development prior to the process facilities being operational, outlined as follows:

●

The mine design is separated into a number of mining zones due to the extensive strike length and depth of the deposit. A number of underground accesses have been incorporated to enable timely entry and egress, optimise materials handling to the process facilities and provide sufficient ventilation to working areas.

●

An access tunnel will be developed using a tunnel boring machine from the Padilla site to the underground mine, a distance of approximately 6.9 km. The mined ore will be crushed underground and conveyed at a rate of 2.6 Mtpa to a processing facility located on the surface at Padilla. The processing facility will produce saleable gold concentrates.

●	The Emboque zone is designed with decline access from surface with a separate ventilation adit from El Cuatro. The La Bodega zone is accessed through the Emboque decline on a connecting level.

●

The mine utilises Modified Avoca as the primary mining method (Overhand sequence) and cemented rock fill to backfill limited areas of poor ground. A significant amount of waste is required for the mining method to use as both a working platform between levels and to maintain ground stability.

●

To produce enough waste for the mining method approaches, underground quarry waste stopes are designed to supplement the development waste generated. The waste used in the mine plan will be utilised in several forms including unconsolidated, cement reinforced, and grout injected depending on the mining method applied and sequence of the mining cycle. Once the individual waste stopes are completed there is an opportunity to store dry filtered tailings underground.

9.2	Mine Design

The parallel vein systems in the Soto Norte project area are defined over a strike length of 2.6 km and the two main vein systems considered, Mascota and Gigante; each have a strike length of around 2.0 km. Other minor vein structures of mining interest have strike lengths as low as 15 m. The vein structures extend to surface which is variable in elevation due to the terrain and are open at depth and along strike.

The majority of vein structures are sub vertical, dipping from 70 to 80° and can range in true width from 1 m or less to over 30 m (typically between 3 and 18 m). There are some vein structures in the hangingwall zones which dip at 60°, and an isolated zone in the southwest where the vein lays over on a 15° dip, closer to surface.

The minimum stope width defined for mining is 2.5 m and stoping blocks are categorised as follows:

●	Longitudinal narrow stoping for stope widths from 2.5 to 5 m

●	Bulk (or wide) longitudinal stoping for stope widths greater than 5 m.

The application of multi-level Avoca mining, temporary rib pillars and recovery of sill pillars under grout stabilised rockfill has been successfully implemented on many occasions at underground mining operations and provides the opportunity to increase the recovery of the orebody at lower levels of dilution.

9.3	Mine Schedule

The combined ore development and production schedule achieves a maximum sustainable production rate of 2.6 Mtpa over a 7-year period. The ramp up to full production is five years (from Year 01), with two years of initial ore development prior to the process facilities being operational in Month 41. The schedule shows a gradual increase in the gold grade over the Life of Mine (LoM), averaging 6.22 g/t Au. The copper grade remains low and consistent over the LoM, while the silver grades generally decrease. The sulphur grade is relatively consistent over the mine life.

10	Processing and Recovery Operations

No cyanide or mercury will be used to process the Soto Norte ores. The process units of the flowsheet developed to treat the Soto Norte ore are as follows:

●

Crushing: Two mobile crushers will be installed underground which will primarily be used to crush ore and campaign crush waste rock as required. Crushed ore will be conveyed to the crushed ore stockpile at the surface plant facilities.

●

Grinding: The ore will be ground at the plant facilities using a single stage semi-autogenous grinding (SAG) mill that will operate in closed circuit with hydrocyclones. The SAG mill will also have space provision for a future pebble recycle and pebble crushing circuit, if required.

●	Flotation: Sequential flotation with the following individual stages:

o	Copper rougher with feed from the primary cyclone overflow and tails to the pyrite rougher

o	Copper rougher concentrate regrind in open circuit with hydrocyclones

o	Copper cleaner with feed from the copper regrind product, and tails to the copper rougher feed

o	Copper recleaner with feed from the copper cleaner concentrate and tails to the copper concentrate regrind cyclones

o	Copper tertiary cleaner with feed from the copper recleaner concentrate and tails to the copper concentrate regrind circuit

o	Pyrite rougher after conditioning with sodium hydrosulphide with feed from the copper rougher tails and tails to final tails dewatering

o	Pyrite rougher concentrate regrind in open circuit with hydrocyclones

o	Pyrite cleaner with feed from the pyrite regrind product and tails to pyrite rougher feed

o	Pyrite recleaner with feed from the pyrite cleaner concentrate and tails to the pyrite concentrate regrind cyclones

o

the aims of the flotation circuit are to produce a copper concentrate with a grade of 16% or higher, and to maximise the overall recovery of gold while restricting the non-sulphide gangue content of the concentrates to 10%.

●	Dewatering: The copper and pyrite concentrates, and final tailings, will all be thickened then pressure filtered in separate facilities.

●

Concentrate transport: The copper and pyrite filter cakes will be loaded into containers for transport 172 km by road to Impala Terminal’s Barrancabermeja riverport on the Magdalena River and transported approximately 660 km to the Cartagena seaport for export.

●

Dry stack tailings (DSF) facility: The dry filtered tailings will be transported by conveyor to the DSF where it will be placed and compacted. Potentially acid generating waste rock is crushed and blended with the tailings to encapsulate it and minimize acid creation. Provision is made in the plant equipment and layout for dry filtered tailings to be returned to the mine as fill if required.

The mineral production summary is shown below.

Mineral Processing Production Summary

Production Summary	Unit	Value
Plant feed
Length of production	years	10
LOM feed	Mt	24.8
Average gold grade	g/t	6.22
Average silver grade	g/t	34.39
Average copper grade	g/t	1,884
Copper Concentrate
LOM concentrate production	kt	229.5
Average concentrate Au grade	g/t	300
LOM concentrate contained fine gold	Moz	2.2
Average concentrate Ag grade	g/t	1,663
Average concentrate Cu grade	%	15.03
Pyrite Concentrate
LOM concentrate production	kt	1,989.7
Average concentrate Au grade	g/t	36.9
LOM concentrate contained fine gold	Moz	2.4
Average concentrate Ag grade	g/t	188.5
Total Production
LOM gold production	Moz	4.57
Average gold recovery	%	92.4
Gold in copper concentrate	%	48.4
Gold in pyrite concentrate	%	51.6
LOM silver production	Moz	24.33
Average silver recovery	%	88.9
Silver in copper concentrate	%	50.4
Silver in pyrite concentrate	%	49.6
LOM copper production	tonne	34,499

11	Infrastructure, Permitting, and Compliance Activities

11.1	Operations Overview

There will be two principal areas of operation on site, including Padilla and Emboque, which are separated by 13 km of road. Padilla is located near the municipality of Suratá and comprises the camp area, processing plant, dry filtered tailings facility, operation laydown, box cut, and main utility facilities. Emboque is the mine area, consisting of ventilation terraces, access roads, and tunnel access.

11.2	Underground Infrastructure

The main underground infrastructure includes a maintenance workshop, fuel bays, explosive magazines, crib room and service stores, crusher stations, dewatering infrastructure, and power and water distribution systems,

11.3	Dry Filtered Tailings and Waste Management

The Project will produce over 22.5 Mt of dry filtered tailings and 12.8 Mt of waste rock over the LOM. All of the dry filtered tailings and 2.5 Mt of the waste rock will be co-disposed in the DSF, with the remainder of the waste rock used underground as backfill. The DSF design has a capacity of 28.5 Mt, allowing for additional capacity should the life of mine plan be extended through additional drilling, mineral resource and reserve estimates, and positive technical and economic studies.

The thickened tailings from the process plant will be filtered to a filter cake with a moisture content of less than 15%, and conveyed to the DSF, where it will be deposited, upstream stacked, and compacted to achieve the required density for static and seismic stability.

The main DSF engineering and design components include planning and handling of the dry filtered tailings and waste rock deposition schedule, a starter facility, surface water management (including diversion of non-contact surface water, collection and treatment of contact surface water and drainage systems), instrumentation, water quality monitoring systems, liner system, progressive rehabilitation, and a cover system at closure. The cover system, subject to availability of material, will consist of soil, a drainage blanket, and topsoil with vegetation cover, designed to prevent future infiltration of surface water into the DSF.

The DSF will be designed to the Canadian Dam Association standards to provide a safe and environmentally acceptable facility.

11.4	Power

The Project requires 41.7 MW, 46.2 MVA during operation. 47.2 MVA will be supplied from the existing Palos substation, controlled by ESSA, to the main plant substation at Padilla. This will require the installation of a new 50 MVA transformer at the Palos substation, and construction of a new 35 km long double circuit 34.5kV, 24 MVA transmission line from Palos to the Padilla substation, providing a total of 48 MVA. Site power distribution will be at primary 34.5 kV and secondary 13.8 kV at the Padilla substation.

11.5	Water Management

The importance of water resources in the vicinity of the Project was recognised early in the Project development process and a complete hydrogeological assessment was carried out by SRK for the PFS, Feasibility Study (FS), and Environmental Impact Assessment (EIA) development.

11.5.1      Surface Water Management and Impact Mitigation

The Project site is situated in a mountainous region with a wide range of altitudes varying from 1,620 masl to 4,200 masl. The mountains are incised by steep river valleys, with villages/hamlets scattered along the rivers hugging the slopes of the hills. The mine area sits within the La Baja catchment, with its two key tributaries (Angostura and Paez) draining the upland páramo. The La Baja stream joins the Vetas River, which ultimately discharges into the Suratá River. The Padilla plant site, including DSF and associated water treatment facilities, have been planned in minor tributaries of the Suratá River.

Baseline water quality has been evaluated against standard Colombian hydrological indices. The predominant water quality in the Project area is ‘Acceptable’ with some local streams of “Regular” and “Poor” quality. The water resource is also of high potential for contamination due to non-regulated mining activities and the lack of sewage treatment plants in the rural area. The upper portion of the La Baja stream is of poor quality due to small scale mining operations discharging their wastewater without treatment. The lower portions of the La Baja stream show better quality due to dilution by non-impacted tributaries.

Non-contact water systems consisting of diversion channels are proposed for the principal mine facilities in the Padilla area to minimise surface water impacts. The channels are provided at the upstream side to divert non-contact surface water away from the process facilities and then discharge to natural drainage courses leading to the Suratá

river. Potential surface water impacts in the underground mine area are associated with reductions in baseflow due to dewatering as discussed below.

11.5.2    Groundwater Management and Impact Mitigation

Conceptual and numerical hydrogeological models were constructed, requiring data inputs from surface and subsurface parameters such as lithology, structures, geomechanics, hydraulic properties, water quality, water levels and stream flows, amongst others.

The underground dewatering strategy was designed with the following overall aims:

●	To minimise groundwater inflows to the underground mine and therefore maximise mining productivity, through cover drilling, pre-grouting and pre-dewatering of production areas

●	To separate clean and dirty water streams and thereby minimise water settlement and treatment requirements and costs

●	To minimise any potential drawdown impacts on the surrounding environment.

From an ecological perspective, there are two perceived or potential issues related to drawdown around the underground mine:

●

Potential risks to aquatic ecosystems reliant on the La Baja stream, which may be affected during periods of dry weather when the rivers are no longer fed by groundwater discharge (instead they become a source of groundwater recharge). The Project will monitor the flow in the La Baja stream in accordance with standard industry practices and will add water to the system to maintain minimum ecological flow requirements, as determined in agreement with ANLA.

●

Perceived risks to the sensitive páramo habitat located upgradient of the mine workings. The risk of dewatering activities impacting the ecologically sensitive vegetation of the páramo is negligible. Shallow groundwater conditions are present within the páramos as a result of low permeability bedrock, with the vegetation relying on occult precipitation (fog and drizzle) and reduced evapotranspiration to sustain its ecologically sensitive vegetation. There is limited hydraulic connection between the páramos and the La Baja valley, and its moisture rich organic superficial soils are disassociated from the deeper groundwater. Furthermore, no dewatering impacts are expected to propagate as far as the páramo as the mine intends to pre-grout areas of inflow potential where necessary, particularly in the La Bodega zone to the east and closest to the páramo.

Based on the groundwater modelling, the main water supplies to villages such as California are not expected to be impacted by the drawdown. Minesa has guaranteed in the environmental management plan (EMP) the availability of water resources for users potentially affected by impacts from drawdown (if any) or changes to stream flow. A cultural spring at El Pocito is expected to be impacted during the dry months and a management plan has been put in place (SOC-13).

11.5.3    Water Treatment

Geochemical modelling of contact underground dewatering discharge water quality suggests concentrations of some determinants will be above the relevant surface water environmental quality standards (particularly Zn, but also Cu and U) during the first few years of mining. To appropriately address this possibility, a modular ion-exchange water treatment system will treat this water at Emboque prior to permitted discharge to the La Baja stream during mine construction, thereafter, contact water will be sent to the main water treatment facility at Padilla for treatment.

11.6       Off-site Logistics

11.6.1    Off-Site Roads and Upgrades

The 172 km route from the Barrancabermeja Port to the Padilla plant-site has a number of restrictions and these do have the potential to cause delays and issues, especially for construction.

Between Barrancabermeja to Bucaramanga is a two-way single lane regional highway that is already suitable for construction and operations, although traffic volumes regularly cause delays through bottleneck sections. The local authorities are upgrading to a dual lane highway with works due to be completed in 2021. It is also noteworthy that the Project relies on the regional government completing the necessary upgrades prior to Project commencement to allow unhindered construction and operational access. If these upgrades are not funded by others and not completed in time, it could significantly extend the current proposed construction schedule.

The remaining distance from Bucaramanga to site is split into road sections and for the majority, the detailed engineering design to upgrade this road is complete and is ready for construction and a works program has been developed in conjunction with the regional government (Gobernacion de Santander) to upgrade these critical sections.

11.6.2    Concentrate Exportation

The overall strategy for export of concentrates will be for concentrates to be loaded into twenty-foot equivalent containers (TEU) which are firstly, transported by road to Impala Terminal’s Barrancabermeja River Port on the Magdalena River, where they are then stored and loaded to river barges before being towed/pushed to Cartagena sea port for export. The Impala Terminal is circa 172 km by road from California village and the resulting barging distance from the river port to Cartagena is approximately 660 km. The road haulage operation to Impala Terminal’s Barrancabermeja River Port is envisaged to be sub-contracted to a Haulage Contractor. Import of equipment and materials during construction and operations will follow the same route in reverse or could be transported by road.

The transport and logistics concept are both reasonable and feasible. The Impala Terminal is ready to accept the proposed container traffic and (if ever required) there is an alternative by road. The utilisation of Haulage Contractors and existing third-party infrastructure (road, Impala terminal and fluvial transportation) minimises capital costs to the Project and utilises the readily available third-party knowledge and resources.

11.6.3    Impala Terminal River Port and Fluvial Transport

The recently constructed Impala Terminal at Barrancabermeja comprises a single harbour crane and a suite of barges and tugs. The river port operator will be responsible for unloading containers from trucks, storage of containers, and loading to barges, as well as the value chain as far as loading to ocean going vessel at Cartagena.

The most commonly used configuration comprises one pusher boat of 1,800 to 4,500 HP and 6 to 8 barges of 1,000 to 1,600 t capacity (36 to 58 containers per barge) and the terminal has enough capability to handle the throughput.

11.6.4    Road Haulage Operations

The Project proposes to sub-contract road haulage operations to a Haulage Contractor and the existing road network will be used, although with the upgrades as already described. According to Resolution 4100 – 28 December 2004 from Ministerio de transporte of Colombia, the maximum allowed dimension of designation 4 type vehicles is: 2.6 m wide, 4.4 m high and 12.2 m long with a maximum gross weight allowance of 36 t.

The total haulage route will be circa 172 km with a round trip estimated at circa 15 hours. This means around 31 trucks in the fleet, assuming daylight hours only operations.

The utilisation of Haulage Contractors and existing third-party infrastructure (road, Impala terminal and fluvial transportation) minimises any capital costs to the project and utilises the readily available third-party knowledge and resources.

11.6.5	Container Loading and Concentrate Logistics

At the processing plant, the lined containers will be loaded by retractable conveyor, sealed and relocated to a secured storage facility located adjacent to the process plant that will have the capacity to store 120 TEU with additional areas designated for emergency storage (capacity 120 TEU). Containers will be sealed and loaded to trucks by reach-stacker, operated by the Project. The gross target weight for each concentrate container is 27.3 t, giving a nominal payload of 25 t as the containers are understood to have a tare weight of 2.3 t.

Assay samples will be taken during the loading and the TEU will be sealed and trucked to Barrancabermeja. The TEU will be transported by barge from Barrancabermeja (Impala Terminals) to Cartagena, then onwards to European and Asian smelters by sea freight. Both Barrancabermeja and Cartagena ports will provide temporary storage.

11.7	Permitting Factors

11.7.1	Mining Legal Framework and Approvals

The Project’s Integrated Concession 095-68 contract resulted from the integration of concession contracts 095-68 and HDB-081, as approved by the ANM by means of Resolution No. 002922 dated 6 November 2015, and from an exploration program previously approved by the ANM under writ VSC No. 000210 dated 26 October 2015. The PTO was submitted in May 2017 and a mining licence was granted by ANM on 13 October 2017 through resolution VSC No. 000195.

The PTO is in an amended process to align with the Environmental and Social Impact Assessment (ESIA), and there are currently a number of active programmes that include ongoing baselines studies and socialisation activities to support the PTO amendment process and to further advance Project engineering. As per global industry standards, any future PTO amendments will be submitted to the mining authority for approvals based on the Project strategic requirements and compliance with regulatory guidelines. This amendment process is reportedly a straightforward process and is not expected to affect the approved mining tonnage.

The Soto Norte Project has been designated by the National Government of Colombia as a mining Project of National Strategic Interest. As such, the key permitting processes are undertaken at the national level. The two main regulatory agencies responsible for the permitting of the Project are:

●

National Mining Agency (ANM or the Mining Authority): the governmental authority responsible for granting exploration and mining concessions, enforcing mining legislation, and regulating and promoting the sector. The agency’s main goal is to develop a strong sector within a framework of social and environmental sustainability.

●

National Bureau of Environmental Licences (ANLA): the government authority responsible for granting applications for licences, permits, and environmental procedures to develop projects that contribute to the country’s sustainable development.

11.7.2	Current Permitting Status

Currently, the Project has the licenses it requires for the exploration phase of the Project. With respect to commencing construction and moving into the exploitation phase, the key permissions are the amendment of the existing PTO to reflect changes to the ESIA, and approval of the ESIA to obtain the construction permit (a process of approximately 45 business days), followed by approval of the mining permit.

11.7.3	ESIA Process History and Status

Ingetec commenced an ESIA process on behalf of Minesa in 2016. Ingetec completed the baseline studies building on previous ESIA studies undertaken by MCS in 2016 and Servicios Ambientales y Geograficos in 2013. SRK understands collection of baseline data and engagement with communities in some peripheral areas of the potential zone of influence has been hampered by resistance from local community leaders. This has not happened in areas where significant impacts are predicted by the ESIA specialists and Minesa indicates the data collected are statistically representative within the area of influence. However, this poses a risk there is insufficient baseline data in a few areas on the periphery of the project where potential future impacts can be confirmed. To manage this risk, SRK understands that monitoring locations in these areas will be proposed to ANLA, and if licenced, this will give the Project the authority it needs to establish appropriate data collection sites. In addition, management and monitoring programmes will be included that apply across a wide area, in some cases beyond the area of influence.

The ESIA report was subject to feedback consultation with local communities and regulators (referred to in Colombia as socialisation) and was submitted to ANLA in August 2017. During the evaluation process, Minesa withdrew the ESIA to facilitate a further update of the ESIA report to reflect most of the project design changes arising since the previous submission. This decision was taken to avoid lengthy licence modification processes in the future. The changes to the ESIA were subject to a second round of feedback consultation between 29 May and 22 December 2018 and the final ESIA report was filed in February 2019. The evaluation by ANLA formally recommenced on 8 March 2019 and continued according to the process.

The stipulated evaluation process should not take more than about four months excluding requests to evaluate additional information, the lifting of bans and public hearings. After submission of the ESIA in February 2019, two scheduled site visits were completed and additional information was requested by ANLA, which was provided by Minesa in January 2020.

On 2 October 2020, ANLA issued a writ ordering the closure of the file for the study of the Soto Norte project’s environmental license, based on the consideration that the information provided in the ESIA was not sufficient to continue the environmental assessment process and issue an opinion on the viability of the Soto Norte project. Minesa was notified of such decision on 13 October 2020, and within the 10 business-days’ statutory term, Minesa filed the corresponding reconsideration request against the writ that ordered the closure of the environmental licensing process. Minesa made 10 legal arguments on why ANLA was mistaken in its decision to close the file and requested that the Authority continue with the environmental licensing process and issue a decision on the merits of the project.

ANLA issued a decision dated 19 January 2021, whereby it rejected all reconsideration requests filed against its 2 October 2020, writ (including the one filed by Minesa) and, thus, confirmed its decision to close the file on the environmental license request for the Soto Norte Project before deciding on the merits of the application. Because ANLA’s decision to close the file on the Soto Norte Project application is based on a procedural conclusion on the perceived insufficiency of the information submitted, the Project is not barred from resubmitting a new application.

Minesa has already identified two differences between the project description in the ESIA and the feasibility study, due to the timing of the two documents, which will need to be reflected in a new environmental licence application. These include:

●	Change in mine design to include one main access tunnel instead of two and inclusion of underground waste stopes to supply additional rockfill for Modified Avoca mining process

●	Relocation of the non-domestic wastewater treatment plant from the DSF to the processing plant, resulting in a change to flows of water discharge permits for the Suratá River.

These changes, and other future design variations arising in response to ANLA’s concerns, will require additional studies including a re-evaluation of environmental and social impacts, and re-start of the environmental permitting process and timeframes.

Once approved, the environmental licence is valid for the life of the project, subject to compliance audits by the environmental authority. The licence may be modified for changes arising as the project evolves.

11.7.4	Permits, Penalties, and Obligations

Within the area of influence, the existing licences consist of 8 licences for using water for industrial use (drilling, etc), one concession for potable water usage, and two licences for water treatment and discharge. A register of the permits required for construction and operation has been developed. With respect to commencing construction and moving into the exploitation phase, the key permissions are the amendment of the existing PTO to reflect changes in the ESIA, and approval of the ESIA to obtain the construction permit, followed by approval of the mining permit.

The construction permit is only applicable for those structures considered ‘conventional buildings of a permanent nature developed within the area of the project’. In accordance with Decree-Law 19 of 2012, the infrastructure required for the exploration, exploitation, and distribution of non-renewable natural resources, among which are expressly mentioned the minerals, does not require any type of construction permit, that is, is non-conventional. The permits are requested from the competent municipal authority (local planning department) and seek to verify buildings are structurally sound (for example, able to deal with earthquakes). There is no legal definition for “conventional buildings” and interpretation of this will depend merely on technical aspects and permanence. The permit process, based on submittal of a standard form and payment of the stated fees, takes 45 business days and may be extended for 23 additional business days depending in the size and complexity of the project.

Under the terms of Law 1333 of 2009, a mining concession holder is liable for environmental remediation and other penalties arising as a result of the concession holder’s actions and/or omissions occurring after the date the concession contract is awarded. The owner is not liable for environmental liabilities that occurred prior to the concession contract, from historical activity or from illegal mining activity.

11.8	Social Factors

The Soto Norte project is located in the Soto Norte Province of Santander Department. Communities located inside or in the vicinity of the area of influence are the rural municipalities of California, Suratá, Matanza, Vetas, Charta, and Tona. These six municipalities make up the province of Soto Norte.

Soto Norte Province has a population of approximately 23,000, with an estimated 3,459 located in the area of influence. The provincial economy is based on agriculture and mining related activities. These economic activities are developed differently in each of the Soto Norte municipalities. California, closest to the mine area, is dominated by agriculture, dairy and meat farming, ecotourism (which is growing in importance), and artisanal mining, which is common in many active mines across Colombia. Suratá, downstream of the Padilla processing and DSF area, has ranching, agriculture, and forestry as its main economic generators. The other municipalities have different combinations of the same types of livelihoods. Population dynamics indicate the working age population is migrating from Suratá to the mining economy in California, presumably as a result of a growing disinterest in agriculture livelihoods in Suratá in contrast to the mining opportunities in California.

11.8.1	Management Approach and Corporate Social Responsibility

The Project’s 1% Investment Plan was developed in response to Decree 2099 of 2016 that dictates a value of not less than 1% the value of the project’s capital expenditure and associated development costs must be invested in environmental and/or sustainability related projects. In accordance with the investment rules, Minesa indicated in its ESIA application that its investment plan would consider projects focused on management of water resources, management of environmental heritage and management of biodiversity and its ecosystem services.

The Project has a stakeholder management plan that was developed in 2016 and is regularly updated. The objective of the plan is to facilitate the approval of the ESIA and the communication strategy is being modified to co-ordinate post-approval topics such as land purchases, resettlement and communicating the EMP.

The Project’s stakeholder engagement activities to date have mainly focussed on information disclosure of the ESIA, known in Colombia as ‘socialisation’. The Project has carried out ten engagement phases between February 2017 and January 2020 to disclose information on the process of preparing and filing the ESIA. Earlier engagements were undertaken by the previous owners so there is wide familiarity of the Project in the region.

The Project, specifically its EMP, will be developed in consultation with communities and authorities. Many of the management programmes include addressing impacts that involve decision-making by the families living in the area of influence, and therefore the nature of these programmes will be participatory. Stakeholders will also be involved in external monitoring of the project to further promote a transparent relationship between the project and surrounding communities.

In addition to Corporate Social Responsibility (CSR) programmes, the Project has established a series of alliances with NGOs, universities and other organisations and some of these alliances are incorporated into the Project CSR plan.

The Project monitors the perceptions of its stakeholders to the project through analysis of Stakeholder Management Plan indicators, monitoring media and social networks, and surveys by independent sources.

Based on the findings of a perceptions survey in November 2018, the project is supported to different extents by the communities in California, Suratá and Matanza. Support for the project, mainly in California and Matanza, is largely due to the economic expectations of the local communities in relation to jobs and service development. The mayors of the six municipalities in the Soto Norte Province, especially Suratá and California, expect the Project hiring policy to prioritise the inhabitants of the region for production and administrative positions with training to be provided by The Project. This is already an active policy and training has already started for production positions.

The Project acknowledges the risks associated with potential opposition from local communities. The risk register rates ‘loss of social licence to operate’ and ‘community unrest’ as very high and risk of protests, demonstrations or blockages as high. In the worst case, opposition could potentially result in the Project not being able to proceed. Key management programmes to address these risks include the stakeholder engagement plan, resettlement programme and coexistence plan. If successfully implemented, these management plans should facilitate maintaining public support in those areas closest to the mine.

11.8.2	Land Acquisition and Resettlement

Additional land acquisition for construction and operation of the Project will result in physical displacement (relocation) and economic displacement (loss of assets or access to assets affecting livelihood) for some members of the surrounding communities.

The Project has undertaken efforts to minimise the scope of displacement through design modifications and alternatives to the Project’s footprint, resulting in a reduction from 827 to 755 hectares (ha). Further Project refinements may cause minor alterations to the resettlement footprint; however, based on the anticipated Project footprint, the Project has identified 85 properties that will need to be acquired, provisionally affecting 213 households. The Project is still evaluating the areas to which affected households will be relocated to determine their appropriateness in terms of proximity to point of origin, availability of land, and similar productive capacity to enable continuity of livelihoods for affected populations.

In terms of the impact assessment, resettlement was identified as the most significant negative impact of the Project and consequently is a key focus of the management programs.

The Project has developed a Framework Resettlement Action Plan (FRAP) to guide the resettlement planning process and undertaken the necessary studies and negotiations required to prepare a final Resettlement Action Plan (RAP). the Project intends to manage resettlement impacts in compliance with Colombian regulations and in accordance with the IFC Performance Standards. Implementation of the RAP will commence when the Project’s environmental licence is issued and is expected to take four years. Resettlement will be carried out in phases to facilitate construction commencing nine months following receipt of the environmental licence. As the environmental licence has not been issued, the resettlement process has not commenced.

11.8.3	Local Community Participation

In line with the Project’s social commitments, the Project is currently targeting 60% of the workforce to be drawn from the local community, with a further 20% being drawn from the department of Santander. It is envisaged another 18% will come from other departments in Colombia and foreign technical and managerial specialists will only make up 2% of the entire Project workforce. The local content may increase in the future as the output of the different learning programmes is realised.

The Project will develop a contracting and procurement strategy targeting an optimum level of opportunities for local resources, both in terms of labour, equipment, and services and in compliance with the Project local sustaining objectives. A responsibility to train and increase the skills level of the local work force is clearly stated in the management programmes, primarily SOC-05 Formalisation and strengthening of the supply of local goods and services.

11.8.4	Artisanal Mining and Historical Liabilities

Historically, the Project’s current tenement areas were held by artisanal miners with small concessions that are considered non-compliant with national law. Significant environmental effects have arisen from these historical workings and processing plants, with monitoring data showing impacts on the La Baja River. Existing adits continue to discharge water affected by acid rock drainage and/or metal leaching, and there is erosion and mobilisation of sediments near the mine workings and processing areas, however, this small-scale mining also provides a significant contribution to local livelihoods.

These small concessions were acquired by successive companies, and lastly by Minesa, with the aim of consolidating a large-scale operation, the Soto Norte Project. Workers of those former tenements were dismissed but continued with illegal mining activities within the now Integrated Concession area. The Project has notified the mining agency for the relevant risk mitigation actions, which are under review. The Mining Code provides for a legal mechanism in favour of the title holder for disturbances in the area of a mining title caused by third parties (in this case, the illegal miners), called administrative relief (amparo administrativo). This includes the eviction of illegal miners from the concession area. Legal action is also possible under the Colombia Penal Code for environmental crimes caused by illegal mining.

Rather than pursuing criminal prosecution, the Project is prioritising formalisation of the artisanal activities within the concession area through development and implementation of the Coexistence Programme. The purpose of this programme is to help artisanal miners to develop a small-scale mining collective that complies with environmental, labour, technical, and financial requirements. The Project identified a suitable area within its mining concessions for the miners to carry out their currently disperse activities in a more concentrated and formalised manner that reduces environmental impact and increases physical and social security for those involved.

To date, the negotiations for the mining development proposal for informal miners (Calimineros) have been completed. The signing of the Formalisation Subcontract, as well as the start and filing of an EIA and the PTO for the formalised activities, is planned for the months following the receipt of the environmental license for the Soto Norte Project. Negotiations with traditional miners (considered separately from informal miners) have commenced and a business proposal is planned with similar terms to the informal miners. As per global industry standards, any future PTO amendments will be submitted to the mining authority for approvals based on the Project strategic requirements and compliance with regulatory guidelines.

Although the legislation makes it clear that the Project is not responsible for the environmental liabilities associated with historical artisanal workings, the Project is working with regulatory authorities to remediate damage where possible. ANM has issued a resolution (VSC-545) giving the Project permission to close unauthorised mine entrances excavated by illegal miners within the Project’s 095-68 mining title. The Project is therefore monitoring the water quality within its concessions at a number of monitoring points that includes areas of historical process plants, and artisanal and illegal mining tunnels. It has been sealing off illegal mines as part of a mine closure program and it has an ongoing program of disassembling process plants and removing contaminants left behind due to past mining and processing activities. The Project intends to fund ongoing rehabilitation out of its 1% Investment Plan.

11.9	Environmental Setting

The Project site is situated in a mountainous region with a wide range of altitudes varying from 1,620 metres above sea level (masl) to 4,200 masl. The mountains are incised by steep river valleys, with villages/hamlets scattered along the rivers hugging the slopes of the hills.

The mine area sits within the La Baja catchment, with its two key tributaries (Angostura and Paez) draining the upland páramo. The La Baja stream joins the Vetas River, which ultimately discharges into the Suratá River. The Padilla plant site, including DSF and associated water treatment facilities, have been planned in minor tributaries of the Suratá River.

The project area is characterised by two main ecosystems: the High Andean Orobiome that covers 89% of the area of influence and the Sub-Andean Orobiome that mainly consists of anthropogenic transformed ecosystems. The area of influence does not contain any strategic or sensitive ecosystems, except for the priority areas for conservation established by the National Council of Economic and Social Policy - CONPES 3680. These CONPES areas currently exhibit signs of degradation or transformation of the vegetation cover. The most relevant strategic ecosystem is the páramo; however, the high elevation boundary of the Project footprint is located 300 m below the formally designated Páramo de Santurbán.

11.9.1	Water Management

The importance of water resources in the vicinity of the Project was recognised early in the Project development process. Several studies were commissioned to collect and evaluate baseline data and use these to develop conceptual and numerical models to evaluate the potential impacts.

Impacts on water resources are an emotive issue for stakeholders and a sensitive issue for regulators. Through the ESIA and supported by modelling and analyses, the Project has outlined specific management measures to mitigate, control and monitor the impacts on water resources in the area of influence in management programmes.

Due to the greater permeability of the rocks around the mine workings, inflow of groundwater is expected. This inflow will be managed by grouting certain areas to minimise the volumes entering the workings and by directing inflow to a water treatment plant so that it can be treated and discharged according to the standards of the discharge permits. The groundwater modelling predicts a zone of drawdown around the workings and the Padilla access tunnel over the life of the mine.

From an ecological perspective, there are two potential and perceived issues related to this drawdown:

●

Potential risks to aquatic ecosystems reliant on the La Baja stream, which may be affected during periods of dry weather when the rivers are no longer fed by groundwater discharge. The Project will monitor the flow in the La Baja stream in accordance with standard industry practices and will add water to the system to maintain minimum ecological flow requirements, as determined in agreement with ANLA.

●

Perceived risks to the sensitive páramo habitat located upgradient of the mine workings. Based on the findings of the studies, the risk of dewatering activities impacting the ecologically sensitive vegetation of the páramo is negligible. Shallow groundwater conditions are present within the páramos, and its ecologically sensitive vegetation is sustained by occult precipitation (fog and drizzle) and reduced evapotranspiration of the land and vegetation. There is limited hydraulic connection between the páramo and the La Baja valley, and the moisture rich organic superficial soils of the páramo are disassociated from the deeper groundwater. Furthermore, no dewatering impacts are expected to propagate as far as the páramo as the mine intends to manage this by grouting areas of inflow potential where necessary, particularly in the La Bodega zone to the east and closest to the páramo.

Based on the groundwater modelling, the main water supplies to villages such as California are not expected to be impacted by the drawdown. The Project has guaranteed the availability of water resources for users potentially affected by impacts from drawdown (if any) or changes to stream flow, in the EMP.

Geochemical studies have been completed to develop an understanding of the weathering behaviour of the mine waste (dry filtered tailings and waste rock) and exposed materials in the underground mine, and to ascertain whether contact waters could present a risk to the environment through acid rock drainage and/or metal leaching during operations and on closure.

Based on kinetic testing data, it is considered that the dry filtered tailings are unlikely to generate acid during operations as the surface will be continually renewed by deposition of fresh dry filtered tailings. The waste rock deposited in the DSF will likely have the potential to be acid generating, however, as the materials will be co-disposed, the waste rock will be buried/smothered by compacted dry filtered tailings, limiting oxidation and acid release.

Subject to the results of pilot testing, the DSF seepage will be passed through a high-density sludge plant to remove metals, an ion exchange plant to remove uranium (if required) and a rotating biological contactor to remove nitrogen species. At closure, the DSF will be covered with a low permeability cover to reduce infiltration. This will decrease the rate of drainage from the facility. Current predictions from the groundwater model suggest the seepage at closure from the DSF will not require treatment to meet effluent limits, but this will continue to be monitored and confirmed as the Project progresses.

The predicted composition of the underground contact water is expected to remain around pH 8 and the concentrations of several metal constituents are not expected to exceed the mine water effluent standards, however, the models predict concentrations of cadmium and zinc could exceed the proposed feasibility study effluent criteria, which will be monitored and treated to the necessary standard, if required.

The models indicate that solute treatment may be required, and that solute loading could potentially be reduced by optimising the management of waste rock backfill. For instance, cementing or encapsulating the waste rock to reduce the contact/flushing could reduce the rate of solute release and therefore reduce the treatment requirements.

Given the sensitivity of water-related aspects in underground mining, the Project has committed to implementing robust follow-up and monitoring plans to control the effectiveness of the planned measures, which are expected to be scrutinised by regulators, academic and professional organizations, local communities, government and other key stakeholders. The costs for implementing these measures are included as either capital and/or operational costs for each individual project component.

The impacts and associated management programmes related to water resources have been presented to stakeholders inside and outside the area of influence (local and regional communities, mining and environmental authorities, government officials, academic representatives, etc), by means of the ongoing socialisation and communication process.

12	Capital and Operating Costs

12.1	Capital Costs

The capital cost estimate has a base date of Q3 2019 which has been escalated accordingly. The estimate is expressed in United States dollars (USD) and uses a flat exchange rate of 3,600 Colombian Pesos (COP) to the USD.

The overall range accuracy of the capital expenditure estimate is considered to fall into the Expected Accuracy Range for an American Association of Cost Engineers (AACE) Class 3 Estimate (Typical Variation Low: -10% to -20%, and High: +10% to +30%).

Where possible, the existing vendor supply and construction contractor pricing was utilised following review and validation by the SNC engineering and estimation teams to develop the direct and sustaining capital cost estimate.

The estimated capital expenditure for the LoMP is presented below, excluding any operating costs incurred during the pre-production period.

LoMP Capital Expenditure Estimate (excluding pre-production operating costs)

Capital Expenditure		Units	Project	Sustaining/ Deferred	Total LoM
Mining
	Growth	(USDm)	172	-	172

Capital Expenditure	Units	Project	Sustaining/ Deferred	Total LoM
Development	(USDm)	92	44	136
Equipment	(USDm)	25	180	205
Labour	(USDm)	62	-	62
Other	(USDm)	31	20	52
Mining Total	(USDm)	383	244	627
Processing/DSF/EPCM
EPCM	(USDm)	54	37	90
Process Plant	(USDm)	139	-	139
Water Services	(USDm)	37	-	37
Dry Stacking/Material Handling	(USDm)	6	-	6
Distributed Control System (DCS)	(USDm)	4	-	4
Mobile Equipment	(USDm)	10	33	43
Processing/DSF/EPCM Total	(USDm)	250	69	319
Other EPC
Roads Access - Offsite	(USDm)	12	-	12
Site Utilities	(USDm)	134	0	134
Other Contracts / POs	(USDm)	84	-	84
Other EPC Total	(USDm)	231	0	231
Owner’s Cost	(USDm)	9	-	9
G&A	(USDm)	3	5	8
Contingency	(USDm)	138	-	138
Total	(USDm)	1,014	318	1,333
	(USD/t ore)			53.8
	(USD/oz Au)			306.5

12.2	Operating Costs

The estimate applies 2020 USD estimates as a basis with a nominal accuracy of +/-15%. The estimates have been escalated from 2019 to 2020 prices according to the official CPI rates for COP and USD which are 1.61% and 1.4%, respectively.

The mine operating costs were developed based on first principle estimation techniques and, where possible, quotes were sourced for the supply of equipment and consumables. In the event that quotations were of similar quality, a preference was given to local suppliers in order to align with the Project’s sustainable social management program.

Total estimated LoMP operating costs are presented below.

LoMP Operating Cost Estimate

Operating Costs	Units	Pre- production	Production	Post- Closure	LoM
Mining
Development	(USDm)	-	64	-	64
Ore Production	(USDm)	-	71	-	71
Equipment	(USDm)	-	191	-	191
Labour	(USDm)	-	213	-	213
Power	(USDm)	-	54	-	54
Other	(USDm)	-	100	-	100
Mining Total	(USDm)	-	693	-	693
Processing
Labour	(USDm)	-	17	-	17
Consumables	(USDm)	-	141	-	141
Maintenance	(USDm)	-	41	-	41
Power	(USDm)	-	100	-	100
Mobile Equipment	(USDm)	-	8	-	8
Other	(USDm)	6	0	-	6

Operating Costs	Units	Pre- production	Production	Post- Closure	LoM
Processing Total	(USDm)	6	307	-	313
Realisation
Treatment Charges	(USDm)	-	251	-	251
Refining Charges	(USDm)	-	56	-	56
Penalties	(USDm)	-	50	-	50
Freight	(USDm)	-	231	-	231
Realisation Total	(USDm)	-	589	-	589
Environmental Management Plan	(USDm)	62	38	15	116
Mine Site G&A	(USDm)	45	85	0	131
Allocated Overhead Costs	(USDm)	47	160	0	208
Royalties	(USDm)	0	272	0	272
Closure	(USDm)	-	10	30	41
Change in Working Capital	(USDm)	5	5	0	10
Total	(USDm)	166	2,160	46	2,372

	(USD/ore)	6.7	87.2	1.9	95.8

	(USD/oz Au)	38.1	496.8	10.6	545.5

12.3	Economic Analysis

SRK has undertaken an economic evaluation to assess and confirm the Probable Mineral Reserve estimate comprising 24.8 Mt at 6.22 g/t Au, 34.4 g/t Ag and 0.19% Cu, producing on average 450 koz of payable gold per annum over the steady state production years (notice to proceed years 5-13).

The economics are presented on a 100% attributable basis (versus a part equity ownership basis). The financial model is expressed in real money terms at a notice to proceed (NTP) date. The financial analysis has been conducted using metal price assumptions of USD1,675 per ounce of gold, USD20 per ounce of silver, and USD3 per pound of copper. These metal prices were selected as being in line with the median of the long-term forecasts of a group of banks and financial institutions, as at the end of December 2020.

Marketing assumptions used in the economic analysis were based on direct engagements with numerous potential offtakers. No contracts are currently in place for any production from the Project.

The economic evaluation has been conducted on a post-tax, pre-finance basis, in real money terms. The Project cash flows are therefore assessed before the impact of debt interest and repayment calculations. The currency presented below is in USD, with an assumed exchange rate of COP3,600 per USD.

The results of the economic evaluation are presented below. Undiscounted payback is achieved 3.9 years after the start of processing (NTP = 4).

At a base 5% discount rate, the post-tax net present value (NPV) of the Project is USD1,486m with an internal rate of return (IRR) of 20.8%.

Economic Evaluation Results

Key Indicators	Units	Breakdown	Total
LOM Total Au Production (payable)	(koz)		4,348
Average Annual Production	(koz)		450
LOM Average Net C1 Cash Cost (1)	(USD/oz)		271
LOM Average AISC (2)	(USD/oz)		471
LoM (Mining)	(Years)		14
LoM (Processing)	(Years)		11

Gross Revenue	(USDM)		7,946
Operating Costs (incl. realisation)	(USDM)		(2,211)

Key Indicators	Units	Breakdown	Total
EBITDA	(USDM)		5,735
Tax	(USDM)		(1,480)
Project Capital	(USDM)	(982)
Pre-production Sustaining Expenditure	(USDM)	(34)
Capitalised Operating Expenditure	(USDM)	(114)
Capitalised Allocated Overhead Costs	(USDM)	(47)

Initial Capital including pre-production costs	(USDM)		(1,177)
Sustaining	(USDM)		(317)

Net Free Cash, Undiscounted	(USDM)		2,761
NPV at 5% (Post-Tax)	(USDM)		1,486
IRR (Post-Tax)	(%)		20.8
Payback period (from start of operations, NTP = 4)	(Years)		3.9

  1 C1 cash costs exclude royalty and allocated overheads, inclusive of by-product credit and capitalised operating costs.

  2 AISC as per World Gold Council.

The economic evaluation demonstrates the economic viability of the Mineral Reserve under the currently assumed valid set of assumptions, as presented above. Generic sensitivities on metal prices, operating costs, and capital expenditure show that the project economics are most sensitive to metal prices but are sufficiently robust to remain economically positive over the range of cost increases assessed.

The cash flows schedule on an undiscounted basis is shown below.

  LoM Cashflow Schedule

Parameter	Units	Total	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15+
Total Gross Revenue	(USDm)	7,946	-	-	-	413	671	797	887	873	772	861	888	949	707	129	-
Operating Costs
Mining costs	(USDm)	693	-	-	-	62	84	83	67	65	72	65	61	57	58	19	-
Processing costs	(USDm)	307	-	-	-	19	30	31	31	31	31	31	31	30	30	14	-
Realisation costs	(USDm)	589	-	-	-	31	56	64	64	59	62	64	64	66	49	9	-
Environmental management plan	(USDm)	53	-	-	-	5	7	5	4	3	3	2	2	2	2	2	17
Mine site G&A	(USDm)	85	-	-	-	9	8	8	8	8	8	8	8	7	7	7	-
Allocated overheads	(USDm)	160	-	-	-	12	16	15	15	15	15	15	15	15	15	14	-
Royalties	(USDm)	272	-	-	-	14	23	27	30	30	27	29	30	32	24	4	-
Closure	(USDm)	41	-	-	-	-	-	-	-	-	-	-	-	-	-	-	41
Change in working capital	(USDm)	10	2	4	(1)	133	(33)	62	(13)	(2)	0	9	14	(6)	(73)	(90)	3
Total Operating Costs	(USDm)	2,211	2	4	(1)	286	191	295	206	208	216	222	224	204	112	(19)	60
EBITDA	(USDm)	5,735	(2)	(4)	1	127	480	502	681	665	555	639	664	745	594	148	(60)
Corporate Income Tax	(USDm)	1,480	-	-	-	-	109	135	175	178	149	178	189	208	144	16	-
Capital Expenditure
Project	(USDm)	982	298	364	216	102	(0)	-	0	(0)	0	0	0	0	1	0	-
Mining	(USDm)	365	67	94	127	75	(0)	-	0	(0)	0	0	0	0	1	0	-
Process Plant/DSF/EPCM	(USDm)	239	98	122	19	1	-	-	-	-	-	-	-	-	-	-	-
Other EPC	(USDm)	231	95	104	29	3	(0)	-	-	-	-	-	-	-	-	-	-
Owners	(USDm)	9	-	-	-	9	-	-	-	-	-	-	-	-	-	-	-
Contingency	(USDm)	138	39	43	42	14	-	-	-	-	-	-	-	-	-	-	-
Sustaining	(USDm)	351	8	4	1	21	50	52	25	25	38	26	30	35	17	19	-
Mining	(USDm)	263	0	0	1	19	27	41	22	21	35	21	20	31	16	9	-
Processing	(USDm)	43	7	3	-	1	2	5	2	3	1	1	7	3	-	9	-
EPCM related	(USDm)	37	-	-	-	0	21	5	1	1	1	3	1	1	1	1	-
G&A	(USDm)	8	1	1	0	1	1	0	0	0	1	0	1	0	0	0	-
Capitalised Operating Costs	(USDm)	114	40	36	29	9	-	-	-	-	-	-	-	-	-	-	-
Capitalised Allocated Overhead	(USDm)	47	11	16	16	4	-	-	-	-	-	-	-	-	-	-	-
Total Capital Expenditure	(USDm)	1,494	357	420	262	136	50	52	25	25	38	26	30	35	18	20	-
Financial Summary
Net Free Cash (Post Tax)	(USDm)	2,761	(359)	(423)	(262)	(9)	321	314	481	461	369	435	445	501	433	113	(60)
Net C1 Cash Costs	(USD/oz)	271	-	-	-	428	293	252	215	206	252	216	200	188	251	597	-
AISC	(USD/oz)	471	-	-	-	658	547	475	358	351	440	364	353	342	392	1,127	-

13	Current and Contemplated Exploration, Development, and Production

Since completion of the Soto Norte Feasibility Study, the Project has progressed efforts to socialise the Project with the Bucaramanga community to improve the social license to operate. Technical studies are also ongoing to reassess the underground mining method and opportunities for storing a significant portion of the dry filtered tailings underground as paste fill, reducing surface storage requirements.

The Project is also progressing ESIA documentation based on ANLA’s feedback and field work for the next Environmental License filing in early 2023.

The budget estimate for forward planning works in 2022 and 2023 totals USD34m with the allocation comprising:

●	USD7.7m for taxes, legal obligations (environmental and mining compliance), tenement provisions, resettlement and CSR programs

●	USD6.8m for ESIA work including technical mining, backfill and DSF studies and documentation

●	USD3.6m for social communications and engagement

●	USD15.9m for overheads and payroll.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of Aris consists of an unlimited number of Aris Shares without par value and an unlimited number of Aris Preferred Shares without par value. As at the date of this Circular, there were 137,832,940 Aris Shares issued and outstanding as fully paid and non-assessable and no Aris Preferred Shares are issued or outstanding.

Common Shares

The holders of Aris Shares are entitled to receive notice of and to attend all meetings of the Aris Shareholders and to one vote per Aris Share held at meetings of the Aris Shareholders. Subject to the rights of the holders of Aris Preferred Shares, the holders of Aris Shares are entitled to dividends if, as and when declared by the Aris Board, and upon liquidation, dissolution or winding-up, to share equally in such assets of Aris as are distributable to the holders of Aris Shares.

Preferred Shares

Aris Preferred Shares may be issued in one or more series and, with respect to the payment of dividends and the distribution of assets in the event Aris is liquidated, dissolved or wound-up, rank prior to the Aris Shares. Aris Preferred Shares of each series rank in parity with the Aris Preferred Shares of every other series. The Aris Board has the authority to issue Aris Preferred Shares in series and determine the price, number, designation, rights, privileges, restrictions, and conditions, including dividend rights, redemption rights, conversion rights and voting rights, of each series without any further vote or action by Aris Shareholders. The holders of Aris Preferred Shares do not have pre-emptive rights to subscribe for any issue of securities of Aris.

Warrants

As of the date of this Circular, there are 118,050 Aris Broker Warrants outstanding. Each Aris Broker Warrant is exercisable into one Aris Share and one Aris Unlisted Warrant at an exercise price of C$2.00 until December 19, 2022.

As of the date of this Circular, there are 76,613,200 Aris Listed Warrants outstanding. Each Aris Listed Warrant is exercisable into one Aris Share at an exercise price of C$2.75 until July 29, 2025 and are listed on the TSX under the symbol “ARIS.WT”.

As of the date of this Circular, there are 10,800,000 Aris Unlisted Warrants outstanding. Each Aris Unlisted Warrant is exercisable into one Aris Share at an exercise price of C$3.00 until December 19, 2024.

Notes

As of the date of this Circular, there are Aris Gold-Linked Notes outstanding in the aggregate principal amount of $78,610,000. The Aris Gold-Linked Notes are listed on the NEO under the symbol “ARIS.NT.U” and commenced trading on November 20, 2020. The Aris Gold-Linked Notes are governed by the Aris Gold-Linked Note Indenture with TSX Trust Company acting as trustee and collateral agent thereunder.

Convertible Debenture

As of the date of this Circular, there is an Aris Convertible Debenture outstanding to GCM in the aggregate principal amount of $35,000,000. The Aris Convertible Debenture is convertible, in whole or in part, into Aris Shares at a conversion price of $1.75 per Aris Share. The Aris Convertible Debenture pays interest at 7.5% per annum, payable monthly, and may be converted, in whole or in part, into Aris Shares at a conversion price of $1.75, equal to a maximum number of 20,000,000 Aris Shares being issuable upon conversion, subject to adjustments. The Aris Convertible Debenture has an expiry date of October 12, 2023, or such further date as the parties may agree, and Aris shall pay the principal amount upon such date to GCM, subject to earlier conversion by GCM. The Aris Convertible Debenture is expected to be repaid on or before closing of the Arrangement with all obligations thereunder being terminated and discharged.

CONSOLIDATED CAPITALIZATION OF ARIS

There have been no material changes in the share capital or indebtedness of Aris on a consolidated basis since June 30, 2022.

See the Aris Interim Financial Statements and the Aris Interim MD&A incorporated by reference into this Circular for more information about Aris’ consolidated capitalization.

PRIOR SALES

Aris has not sold or issued any Aris Shares or securities convertible into Aris Shares during the 12 month period prior to the date of the Circular other than as follows:

●	On March 23, 2022, Aris issued 1,665,303 Aris Options with an exercise price of C$1.90.

●

On April 12, 2022, Aris Gold Acquisition Corp., a wholly-owned subsidiary of Aris, issued the Aris Convertible Debenture. At any time prior to April 12, 2023, the Aris Convertible Debenture is convertible, in whole or in part, into 20,000,000 Aris Shares at a conversion price of $1.75 per Aris Share.

●	On June 1, 2022, Aris issued 416,231 Aris Options with an exercise price of C$1.86.

PREVIOUS DISTRIBUTIONS

Except as disclosed below, no Aris Shares were distributed after February 25, 2020 when Caldas Gold (which immediately prior to the RTO Transaction was named Bluenose Gold Corp.) completed its reverse takeover transaction with Caldas Finance Corp., pursuant to which Caldas Gold acquired the Marmato Mine (the “RTO Transaction”). Any distribution of shares prior to or in connection with the RTO Transaction is not relevant under the circumstances and could be misleading and so is not included in the table below.

Please see the description under the heading “Aris Gold Corporation” in this Appendix E for a more complete description of the corporate history of Aris and the Notice of Change in Corporate Structure pursuant to Section 4.9 of NI 51-102 filed on April 22, 2020 on Aris’ SEDAR profile at www.sedar.com for further details of the RTO Transaction.

Date of Issuance	Class of Aris Shares Issued	Nature of Distribution	Number of Aris Shares Issued	Price Per Share	Aggregate Proceeds to Aris
June 30, 2020	Aris Shares	Private Placement	7,000,000	C$2.00	C$14,000,000
July 2, 2020	Aris Shares	Amalgamation Agreement	20,000,000	C$2.00	N/A(1)
October 2, 2020	Aris Shares	Broker Warrant Exercise	7,500	C$2.00	C$15,000
September 28, 2020	Aris Shares	Special Warrant Exercise	22,222,222	C$2.25	C$49,999,999.50
Year ended December 31, 2020	Aris Shares	Option Exercise	75,000	C$2.10	C$52,500
February 4, 2021	Aris Shares	Subscription Receipt Conversion	37,777,778	C$2.25	C$85,000,000.50
Year ended December 31, 2021	Aris Shares	Option Exercise	255,000	C$2.10	C$535,500

Notes:

1.

Shares were issued pursuant to the terms of an Amalgamation Agreement under which a three-cornered amalgamation among Caldas Gold, South American Resources Corp. and 1241868 B.C. Ltd., a wholly-owned subsidiary of Caldas Gold, was effected and Caldas Gold acquired the Juby Project.

2.

On December 19, 2019, in connection with the RTO Transaction, Caldas Finance completed a private placement offering of subscription receipts (each, a “Subscription Receipt”) issuing an aggregate of 3,292,500 Subscription Receipts at a price of C$2.00 per Subscription Receipt for gross proceeds of C$6,585,000. On closing of the RTO Transaction, the shares that were issued on conversion of the Subscription Receipts were converted into shares of Caldas Gold.

MARKET FOR SECURITIES

The Aris Shares are listed and posted for trading on the TSX under the symbol “ARIS” and trade on the OTCQX under the symbol “ALLXF”. The following table sets forth the high and low trading prices per outstanding Aris Share and the trading volumes for the Aris Shares on the TSX for the previous 12-month period, as reported by the TSX. All share prices are shown in Canadian dollars.

Period	High (C$)	Low (C$)	Aggregate Volume
August 1 – August 15, 2022	$2.00	$1.68	403,641
July 2022	$2.01	$1.54	1,275,367
June 2022	$2.25	$1.60	980,653
May 2022	$2.07	$1.55	1,028,137
April 2022	$2.13	$1.56	3,468,898
March 2022	$2.18	$1.49	2,634,406
February 2022	$1.79	$1.21	1,247,924

Period	High (C$)	Low (C$)	Aggregate Volume
January 2022	$1.70	$1.31	545,280
December 2021	$1.59	$1.30	816,647
November 2021	$1.85	$1.35	912,200
October 2021	$1.66	$1.27	719,547
September 2021	$1.95	$1.25	898,735
August 2021	$2.08	$1.65	527,638

The closing price of the Aris Shares on the TSX on July 22, 2022, the last trading day on which the Aris Shares traded on the TSX prior to the announcement of the Arrangement, was C$1.65.

The Aris Listed Warrants are listed and posted for trading on the TSX under the symbol “ARIS.WT”. The following table sets forth the high and low trading prices per Aris Listed Warrants and the trading volumes for the outstanding Aris Listed Warrants on the TSX for the previous 12-month period, as reported by the TSX. All share prices are shown in Canadian dollars.

Period	High (C$)	Low (C$)	Aggregate Volume
August 1 – August 15, 2022	$0.23	$0.18	291,840
July 2022	$0.32	$0.18	930,144
June 2022	$0.36	$0.27	542,978
May 2022	$0.35	$0.26	443,680
April 2022	$0.40	$0.25	806,620
March 2022	$0.44	$0.24	2,767,285
February 2022	$0.32	$0.25	385,745
January 2022	$0.365	$0.24	208,092
December 2021	$0.40	$0.36	126,485
November 2021	$0.49	$0.37	320,015
October 2021	$0.45	$0.35	211,244
September 2021	$0.50	$0.32	353,616
August 2021	$0.50	$0.435	307,860

The closing price of the Aris Listed Warrants on the TSX on July 22, 2022, the last trading day on which the Aris Listed Warrants traded on the TSX prior to the announcement of the Arrangement, was C$0.24.

The Aris Gold-Linked Notes are listed and posted for trading on the NEO under the symbol “ARIS.NT.U”. The following table sets forth the high and low trading prices per an aggregate principal amount of $100.00 of Aris Gold-Linked Notes and the trading volumes for the Aris Gold-Linked Notes on the NEO for the previous 12-month period, as reported by the NEO. All note prices are shown in United States dollars.

Period	High (US$)	Low (US$)	Aggregate Volume
August 1 – August 15, 2022	$100.00	$99.00	19,679
July 2022	$99.00	$97.00	865,304
June 2022	$100.00	$98.00	122,304
May 2022	$100.10	$100.00	23,353
April 2022	$100.51	$100.00	3,064,683
March 2022	$100.50	$98.75	2,342,964
February 2022	$98.50	$98.00	292,612
January 2022	$99.75	$98.00	1,027,072
December 2021	$100.00	$98.00	1,535,160
November 2021	$99.00	$95.00	282,000
October 2021	$100.00	$95.00	1,843,000
September 2021	$98.50	$95.00	712,000
August 2021	$98.50	$97.75	168,000

The closing price of the Aris Gold-Linked Notes on the NEO on July 22, 2022, the last trading day on which the Aris Gold-Linked Notes traded on the NEO prior to the announcement of the Arrangement, was US$98.50.

AUDITORS, TRANSFER AGENTS AND REGISTRARS

Auditors

Aris’ auditors are KPMG LLP, having an address at 777 Dunsmuir Street, 11th floor, Vancouver, British Columbia, V7Y 1K3. KPMG LLP are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation. KPMG LLP were first appointed auditors of Aris on May 5, 2020.

Transfer Agents, Registrars or Other Agents

The transfer agent and registrar for the Aris Shares, the Aris Listed Warrants and the Aris Unlisted Warrants is Odyssey at United Kingdom Building, 323 – 409 Granville St., Vancouver, British Columbia, V6C 1T2.

The transfer agent and registrar for the Aris Gold-Linked Notes is TSX Trust Company at 301 – 100 Adelaide Street West, Toronto, Ontario, M5H 1S3.

RISK FACTORS

An investment in the securities of Aris is subject to certain risks. Readers should carefully consider the risk factors described under the heading “Risk Factors” in the Aris AIF, which is incorporated by reference herein, the risk factors described under the heading “Risk Factors” in GCM’s annual information form dated March 31, 2022 for the year ended December 31, 2021, which is incorporated by reference in Appendix D to this Circular, as well as the risk factors set forth elsewhere in this Circular. If any of the identified risks were to materialize, Aris’ business, financial position, results and/or future operations may be materially affected.

Aris Shareholders should also carefully consider all of the information disclosed in this Circular and the documents incorporated by reference.

The risk factors that are identified in this Circular and the documents incorporated by reference are not exhaustive and other factors may arise in the future that are currently not foreseen by management of Aris that may present additional risks in the future.

PREVIOUS PURCHASES AND SALES BY ARIS

No Aris Shares have been purchased or sold by Aris during the 12-month period prior to the date hereof.

COMMITMENTS TO ACQUIRE ARIS SHARES

Except as otherwise described in this Circular, none of Aris or its directors and executive officers or, to the knowledge of the directors and executive officers of Aris, any of their respective associates or affiliates, any other insiders of Aris or their respective associates or affiliates or any person acting jointly or in concert with Aris has made any agreement, commitment or understanding to acquire securities of Aris.

BENEFITS FROM THE ARRANGEMENT

Except as otherwise described in this Circular, none of Aris or its directors and executive officers or, to the knowledge of the directors and executive officers of Aris, any of their respective associates or affiliates, any other insiders of the Aris, or their respective associates or affiliates or any person acting jointly or in concert with Aris will receive any direct or indirect benefits from the Arrangement.

DIVIDEND POLICY

Aris does not currently have a dividend or distribution policy in place. Except as otherwise disclosed in the Aris AIF or pursuant to the policies of the stock exchange on which the Aris Shares are listed from time to time and the BCBCA, there are no restrictions on Aris that would prevent it from paying a dividend or distribution.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth under “Securities Law Considerations – Interests of Certain Persons of Companies in the Arrangement” and “General Proxy Matters of Aris – Voting Securities of Aris and Principal Holders Thereof” in the Circular or elsewhere in this Circular, there were no material interests, direct or indirect, of Aris’ directors or executive officers, or any director or executive officer of a subsidiary of Aris or any person who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Aris Shares, or any associate or affiliate of such persons, in any transaction since the commencement of Aris’ last completed financial year or in any proposed transaction which has materially affected, or would materially affect, Aris or any of its subsidiaries.

GCM entered into an investor agreement dated December 3, 2020 with Aris, which provides that, so long as GCM or its affiliates beneficially own or exercise control or direction over more than 20% of the issued and outstanding Aris Shares, GCM: (i) has the right to nominate two directors to the Aris Board; (ii) is required to vote in accordance with the recommendations of the Aris Board or management of Aris on all matters put forward at any meeting of Aris Shareholders and in any action by written consent of the Aris Shareholders for a period of two years, subject to certain exceptions; and (iii) has the right to maintain its equity interest in Aris if new equity securities are issued in connection with a future financing or non-cash transaction for a period of two years. In addition, GCM has agreed to not sell any of its Aris Shares, Aris Listed Warrants or Aris Unlisted Warrants to a third party without prior consent from Aris until December 3, 2022.

EXPENSES OF ARIS

The aggregate fees and expenses expected to be incurred by Aris in connection with the Arrangement are estimated to be approximately C$5.5 million, including legal, financial advisory, accounting, filing and printing costs, the costs of preparing and mailing this Circular and fees in respect of the BMO Formal Valuation and Fairness Opinion and the Canaccord Fairness Opinion.

MATERIAL CHANGE IN THE AFFAIRS OF ARIS

Except as described in this Circular, the directors and executive officers of Aris are not aware of any plans or proposals for material changes in the affairs of the Aris.

INTEREST OF EXPERTS

The following are the names of persons or entities (a) that are named as having prepared or certified a report, valuation, statement or opinion included in this Circular (other than by incorporation by reference); and (b) whose profession or business gives authority to the statement, report or valuation made by the person or Aris.

●

The NI 43-101 compliant technical report (the “Soto Norte Technical Report”) relating to the Soto Norte Gold Project titled “NI 43-101 Technical Report Feasibility Study of Soto Norte Gold Project, Santander, Colombia”, with an effective date of January 1, 2021, was prepared by SRK Consulting (UK) Limited, and signed by Ben Parsons, MSc, MAusIMM(CP), Chris Bray BEng, MAusIMM(CP), Dr. John Willis PhD., BE(MET), MAusIMM(CP), Dr. Henri Sangam, PhD, P.Eng., and Robert Anderson P.Eng., each of whom is a “qualified person” for the purposes of NI 43-101.

●	Pamela De Mark, P.Geo., Vice President Exploration of Aris.

As at the date hereof, to the best knowledge of Aris, the authors of the Soto Norte Technical Report and Pamela De Mark collectively held less than one percent of the securities of Aris when they prepared or certified a report, valuation, statement or opinion, as applicable, referred to above and as at the date hereof, and they did not receive any direct or indirect interest in any securities of Aris or of any associate or affiliate of Aris in connection with the preparation or certification of such report, valuation, statement or opinion, as applicable.

As at the date hereof, none of the aforementioned persons is or is currently expected to be elected, appointed or employed as a director, officer or employee of Aris or of any associate or affiliate of Aris, other than Pamela De Mark, P.Geo., who is the Vice President Exploration of Aris.

SCIENTIFIC AND TECHNICAL INFORMATION

Pamela De Mark, P. Geo, Vice President Exploration of Aris, is the “Qualified Person” under NI 43-101 for Aris and has approved the technical and scientific disclosure of Aris contained in this Circular.

ADDITIONAL INFORMATION

Additional information relating to Aris is available on SEDAR at www.sedar.com. Financial information concerning Aris is provided in the Aris Annual Financial Statements, the Aris Annual MD&A, the Aris Interim Financial Statements and the Aris Interim MD&A, each of which can be accessed on SEDAR at www.sedar.com.

APPENDIX F

INFORMATION CONCERNING THE RESULTING ISSUER FOLLOWING COMPLETION OF

ARRANGEMENT

The following information is on a post-Arrangement basis and contains significant amounts of forward-looking information. Readers are cautioned that actual results may vary. See “General Proxy Information – Cautionary Statement Regarding Forward-Looking Information”.

Corporate Summary

At the Effective Time, GCM will own all of the issued and outstanding Aris Shares. In addition, at the Effective Time, GCM’s name will be changed to “Aris Mining Corporation” (referred to as the “Resulting Issuer” as of the Effective Time) and the authorized share structure of the Resulting Issuer will be altered to create up to a maximum of 1,000 GCM Series 1 Preferred Shares designated as “Series 1 Preferred” shares, to be a new series of the preferred shares of the Resulting Issuer, without par value and attaching the special rights and restrictions as set out in Schedule A of the Plan of Arrangement, with the articles of the Resulting Issuer being altered by adding such special rights and restrictions as section 2.1(2) of the articles.

The Resulting Issuer will continue to be a publicly traded company focused on current operations, exploration and development of the material mineral projects and other mineral properties of GCM and Aris, as set out in Appendix D and Appendix E of this Circular. The Resulting Issuer will operate and manage the business of Aris, in addition to the business currently carried on by GCM, and will be subject to the same risks applicable to Aris and GCM, all as further described in this Circular. The Resulting Issuer’s existing policies and procedures, including those related to executive compensation and corporate governance, may change as a result of the completion of the Arrangement. See “Risk Factors” and Appendix D and E of this Circular for business, financial and share capital information relating to GCM and Aris, respectively.

As a result of the Arrangement, Aris will be amalgamated with SubCo to form AmalCo, which will be a wholly-owned subsidiary of the Resulting Issuer. From and after the amalgamation, the name of AmalCo shall be “Aris Gold Holdings Corp.” It is anticipated that after the completion of the Arrangement, the Aris Listed Warrants will continue to trade on the TSX and the Aris Gold-Linked Notes will continue to trade on the NEO, and therefore AmalCo will continue to be a reporting issuer in each of the provinces of Canada (other than Québec). It is anticipated that after completion of the Arrangement, the Resulting Issuer will be a reporting issuer in each of the provinces of Canada.

Intercorporate Relationships

As a result of the Arrangement, Aris will be amalgamated with SubCo to form AmalCo, which will be a wholly-owned subsidiary of the Resulting Issuer under the name Aris Gold Holdings Corp. Each of the direct and indirect subsidiaries of Aris will continue to be direct and indirect subsidiaries of Aris Gold Holdings Corp. The following chart illustrates expected principal subsidiaries of the Resulting Issuer upon completion of the Arrangement, together with the jurisdiction of incorporation of each company and the percentage of voting securities beneficially owned or over which control or direction is exercised, directly or indirectly, by the Resulting Issuer as at the Effective Time:

Directors and Executive Officers

Pursuant to the Arrangement, and from the Effective Time, the board of directors of the Resulting Issuer is expected to comprise the following nine directors: Ian Telfer (Independent Chair), Serafino Iacono, Neil Woodyer, David Garofalo, Hernan Juan Jose Martinez Torres, Peter Marrone, Attie Roux, Daniela Cambone and Mónica de Greiff. Committees and committee positions will be determined by the board of directors of the Resulting Issuer as needed and in compliance with applicable Laws.

The directors of the Resulting Issuer will hold office until the next annual general meeting of shareholders of the Resulting Issuer or until their respective successors have been duly elected or appointed, unless their office is earlier vacated in accordance with the articles of the Resulting Issuer or the BCBCA. Following completion of the Arrangement, and as from the Effective Time, the executive officers of the Resulting Issuer will include Neil Woodyer as Chief Executive Officer and are expected to include the current Aris management team.

After giving effect to the Arrangement, it is expected that the number of Resulting Issuer Shares beneficially owned, directly or indirectly, or over which control or direction will be exercised, by the proposed directors and officers of the Resulting Issuer and their associates and affiliates, will be expected to be an aggregate of approximately 6,208,887 Resulting Issuer Shares representing approximately 4.6% of the estimated issued and outstanding Resulting Issuer Shares following completion of the Arrangement.

Name and Municipality of Residence	Position	Principal Occupation(1)	Expected Number of Resulting Issuer Shares Held Following Arrangement

NEIL WOODYER Monaco	Chief Executive Officer, Director	Mr. Woodyer has served as the Chief Executive Officer and director of Aris since February 4, 2021. Previously, Mr. Woodyer was the Vice Chairman of Equinox Gold Corp. from March 10, 2020 to June 4, 2020, the Chief Executive Officer of Leagold Mining Corporation from July 11, 2016 to March 10, 2020, and the Chief Executive Officer of Endeavour Mining Corporation from July 25, 2002 to June 28, 2016. Mr. Woodyer has served as a director on a number of public company boards, including Wheaton River Minerals Ltd.	3,131,000

IAN TELFER British Columbia, Canada	Director, Independent Chair

Mr. Telfer has served as the Chair of the Board of Aris since February 4, 2021. Mr. Telfer has also served as Chairman of the advisory board of Gold Royalty Corp. from September 2020 to August 2021, has served as a director of Total Helium Ltd. since September 2021, and has served as a director of Renaissance Oil Corp. since September 2014. Previously, Mr. Telfer was the Chairman of Goldcorp Inc. from February 24, 2005 to April 18, 2019. He previously served as Chairman of the World Gold Council and was inducted into the Canadian Mining Hall of Fame in 2015 and the Canadian Business Hall of Fame in 2018.

			290,600

SERAFINO IACONO Panama City, Panama	Director

Mr. Iacono served as the Chief Executive Officer and as the Chair of Aris from February 24, 2020 to February 4, 2021. He has served as the Executive Chair of the board of directors of GCM since March 27, 2019 and was the Executive Co-Chair of GCM from August 20, 2010 to March 27, 2019. He has served as a director and the Chief Executive Officer of NG Energy International Corp. since June 3, 2019. Mr. Iacono has served as the Chief Executive Officer of Denarius Metals Corp. since April 29, 2021.

Mr. Iacono previously served as the Executive Co-Chair of the board of directors of Pacific Exploration & Production Corporation from January 23, 2008 to November 2, 2016 and the Interim Chief Executive Officer and President of Medoro Resources Ltd. from September 2010 to June 10, 2011. He is the Chair of Western Atlas Resources Inc.

			219,277

DAVID GAROFALO British Columbia,	Director	Mr. Garofalo is the CEO of Gold Royalty Corp. an NYSE listed company, and has served as a director of Canadian GoldCamps Corp. since	145,350

Name and Municipality of Residence	Position	Principal Occupation(1)	Expected Number of Resulting Issuer Shares Held Following Arrangement

Canada

August 2020. Previously, Mr. Garofalo was the Chairman of Great Panther Mining Limited from April 2020 to December 2021, President and Chief Executive Officer of Goldcorp Inc. from February 2016 to April 2019 and served as a director of Goldcorp Inc. from April 2016 until April 2019. Mr. Garofalo served as the President, Chief Executive Officer and director of Hudbay Minerals Inc. from July 2010 to December 2015. He was named Mining Person of the Year by the Northern Miner in 2012 due to his track record of successfully operating major global mining companies with high standards of environmental and safety performance and community relationships.

HERNAN JUAN JOSE MARTINEZ TORRES Barranquilla, Colombia	Director	Mr. Martinez has served as a director of GCM since June 10, 2011. Mr. Martinez served as Minister of Mines in Colombia from July 2006 to August 2010, was President of Atunec S.A. from August 2002 to July 2006, and held a number of positions at Exxon Mobil Colombia S. A. from 1964 to 2002. Mr. Martinez has served as the Executive Chair and as a director of Caribbean Resources Corporation since September 4, 2012 and served as a director of Pacific Exploration & Production Corporation from 2011 to November 2016.	417,300

PETER MARRONE Ontario, Canada	Director

Mr. Marrone is the Executive Chairman of Yamana Gold Inc. (“Yamana”), which he founded in 2003. Mr. Marrone has been the Executive Chairman of Yamana since 2018 and was the Chairman and CEO of Yamana from 2003 to 2018. He has more than 35 years of mining, business, and capital markets experience. He has been on the boards of a number of public companies including Equinox Gold Corp. and Leagold Mining Corporation and has advised companies with a strong South American presence. Prior to Yamana, Mr. Marrone was the head of investment banking at a major Canadian investment bank and before that, practiced law in Toronto with a strong focus on corporate law, securities law and international transactions.

			1,307,550

ATTIE ROUX Noordbrug, Potchessfstroom, South Africa	Director	Mr. Roux has served as a technical consultant of Aris since February 4, 2021. Previously, Mr. Roux served as the Chief Operations Officer of Equinox Gold Corp. from March 2020 to September 2020, of Leagold Mining Corporation	145,300

Name and Municipality of Residence	Position	Principal Occupation(1)	Expected Number of Resulting Issuer Shares Held Following Arrangement

from October 2018 to March 2020 and of Endeavour Mining Corporation from August 2012 to July 2017. Mr. Roux is a Metallurgical Engineer with over 40 years of operational, technical and executive management experience in the mining industry. Previously, Mr. Roux was head of Metallurgy for Anglogold Ashanti.

DANIELA CAMBONE New Jersey, USA	Director

Ms. Cambone was Editor-in-Chief and lead anchor for Kitco News from 2008 to 2020. In 2020 Ms. Cambone was recruited by Stansberry Research to launch and operate a media division for Stansberry. She has been covering global markets and commodities with a focus on gold for over a decade. She is considered one of the most recognized and respected voices amongst companies and investors in the precious metals and commodities sector. Ms. Cambone holds a Bachelor’s degree in Broadcast Journalism from Montreal’s Concordia University and a Master’s degree in Communications from the University of Rome, where she graduated cum laude.

2,250

MÓNICA DE GREIFF Nairobi, Kenya	Director

Mónica de Greiff was a former Board Member of GCM, from 2018 to 2020, when she left to accept the position of Colombian Ambassador to Kenya, which position she currently holds. She has held positions in both the public and private sectors, including Minister of Justice for the Republic of Colombia and Vice Minister of Mines and Energy. Ms. de Greiff is a former member of the Board of Directors of the United Nations Global Compact, the world’s largest corporate sustainability initiative.

Nil

Note:

(1)	Information presented assuming completion of the Arrangement.

Cease Trade Orders or Bankruptcies

Except as disclosed below, to the best of GCM’s and Aris’ knowledge, after due inquiry, no proposed director or executive officer of the Resulting Issuer is, as at the date of this Circular, or was within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including GCM and Aris), that:

(a)

was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Mr. Martinez is a director and the Executive Chair of Caribbean Resources Corporation (formerly Pacific Coal Resources Ltd.) in which he was subject to a management cease trade order (since lifted) due to that company’s default in filing its annual financial statements, management’s discussion and analysis, and certifications for the period ending December 31, 2014, which were due to be filed on April 30, 2015, as required under NI 51-102. Such documents were subsequently filed with the applicable securities regulators on June 15, 2015. However, that company continued to be under a management cease trade order due to its default in filing its interim financial statements and management’s discussion and analysis, and certifications for the period ending March 31, 2015, which were due to be filed on June 15, 2015 and were subsequently filed on June 29, 2015. With the approval of the Ontario Securities Commission, Caribbean Resources Corporation ceased to be a reporting issuer on April 14, 2016.

Mr. Iacono is the Chief Executive Officer of NG Energy International Corp. (“NG Energy”). NG Energy was unable to file its annual financial statements for the year ended December 31, 2020 and the related management’s discussion and analysis and certifications by the filing deadline of April 30, 2021 as required by applicable securities laws. NG Energy applied for and was granted a management cease trade order (an “MCTO”) on May 4, 2021 under National Policy 12-203 Management Cease Trade Orders. The MCTO was revoked on July 2, 2021.

Except as disclosed below, to the best of GCM’s and Aris’ knowledge, after due inquiry, no proposed director or executive officer of the Resulting Issuer or a shareholder holding or expected to hold on the Effective Time a sufficient number of securities of the Resulting Issuer to affect materially control the Resulting Issuer:

(a)

is, as at the date of this Circular, or has been within the 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including GCM and Aris) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Mr. Garofalo was a director of Colossus Minerals Inc. (“Colossus”) from December 2012 to November 2013. On January 14, 2014, Colossus announced that it had filed a notice of intention to make a proposal under the Bankruptcy and Insolvency Act (Canada), which was intended to enable Colossus to pursue a restructuring process. Colossus’ proposal and plan of reorganization was approved by creditors on February 25, 2014 and, following the approval of the Ontario Superior Court of Justice (Commercial List) in March 2014, was implemented by Colossus Minerals Inc. in April 2014. Such plan effectively converted all of Colossus’ outstanding debt, and its obligations under a precious metals stream agreement, into equity of the company.

Mr. Martinez, Mr. Woodyer and Ms. De Greiff were directors and Mr. Iacono was a director and Executive Co-Chair of Pacific Exploration & Production Corporation, which undertook a comprehensive recapitalization and financing transaction that was implemented pursuant to a proceeding under the Companies Creditors’ Arrangement Act (Canada), together with appropriate proceedings in Colombia under Ley 1116 of 2006 and in the United States under chapter 15 of title 11 of the United States Code, ultimately implemented by way of a plan of arrangement and compromise on November 2, 2016. Effective August 2015, Mr. Woodyer resigned from the board. Effective November 2016, Mr. Iacono, Mr. Martinez and Ms. De Greiff resigned from the board and effective October 2016, Mr. Iacono retired from his position as Executive Co-Chair.

Mr. Iacono was a director of US Oil Sands Inc. from October 2013 until his resignation in June 2017. On September 14, 2017, the Court of Queen’s Bench, Alberta granted the application of the primary creditor of US Oil Sands Inc. to appoint a receiver and manager over all the assets, undertakings and property of US Oil Sands Inc. Such appointment continues as of the date hereof.

Except as disclosed below, no proposed director or executive officer of the Resulting Issuer or a shareholder holding or expected to hold on the Effective Time a sufficient number of securities of the Resulting Issuer to affect materially control the Resulting Issuer, has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Ian Telfer entered into a settlement agreement with staff of the Ontario Securities Commission in September 2013 with respect to allegations that he acted contrary to the public interest in connection with a private share transaction in 2008. Pursuant to the settlement agreement, Mr. Telfer paid $200,000 towards the cost of the investigation.

For the purposes of the disclosure above regarding the directors or executive officers, “order” means: (a) a cease trade order, including a management cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days. Similarly, the above disclosure applies to any personal holding companies of the directors or executive officers.

Pro Forma Consolidated Financial Information

The following selected unaudited pro forma consolidated financial information of the Resulting Issuer has been derived from the Pro Forma Consolidated Financial Information. The Pro Forma Consolidated Financial Information have been compiled from the underlying financial statements of GCM and Aris in accordance with IFRS to illustrate the effect of the Arrangement. Adjustments have been made to prepare the Pro Forma Consolidated Financial Information, which adjustments are based on certain assumptions. Both the adjustments and the assumptions made in respect thereof are described in the notes to the Pro Forma Consolidated Financial Information.

The following selected unaudited pro forma financial information and the unaudited pro forma consolidated financial statements are presented for illustrative purposes only and are not intended to reflect: (i) the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the Pro Forma Consolidated Financial Information; or (ii) of the results expected in future periods.

You should read the Pro Forma Consolidated Financial Information as set forth in Appendix F together with (i) the audited annual consolidated financial statements of GCM for the year ended December 31, 2021 and the unaudited condensed consolidated interim financial statements of GCM for the three and six months ended June 30, 2022; and (ii) the audited annual consolidated financial statements of Aris for the years ended December 31, 2021 and the unaudited condensed consolidated interim financial statements of Aris for the three and six months ended June 30, 2022, each of which is incorporated by reference in this Circular.

See the Pro Forma Consolidated Financial Information set forth in Appendix F to this Circular.

Selected Pro Forma Consolidated Statement of Financial Position (Unaudited: expressed in thousands of USD)

As at June 30, 2022

Cash and cash equivalents	352,281

Accounts receivable	18,210

Cash in escrow	983

Gold Bullion	3,324

Inventories	27,614

Prepaid expenses and deposits	4,873

Cash in trust	773

Investments and other assets	119,832

Mining interests, plant and equipment	737,531

Total assets	1,265,421

Accounts payable and accrued liabilities	42,360

Deferred consideration for Soto Norte	48,999

Current portion of long-term debt	14,845

Selected Pro Forma Consolidated Statement of Financial Position (Unaudited: expressed in thousands of USD)

As at June 30, 2022

Other current liabilities	16,623

Non-current liabilities	581,456

Total liabilities	704,283

Total equity	561,138

Selected Pro Forma Consolidated Statements of Income (Unaudited; expressed in thousands of USD, except per share amounts)

	Six Months Ended June 30, 2022	Year Ended December 31, 2021

Total Revenue	231,837	426,361

Total costs and expenses	159,607	301,270

Other (income) and expense	13,704	55,571

Net income	49,214	127,272

Basic earnings per share	0.36	1.05

Diluted earnings per share	0.33	0.95

Pro Forma Consolidated Capitalization

The following table sets forth the consolidated capitalization of the Resulting Issuer expected as at June 30, 2022 after giving effect to the Arrangement.

For detailed information on the capitalization of each of GCM and Aris, see the unaudited interim consolidated financial statements of GCM for the period ended June 30, 2022, the unaudited interim consolidated financial statements of Aris for the period ended June 30, 2022, the annual audited financial statements of GCM for the year ended December 31, 2021, and the annual audited financial statements of Aris for the year ended December 31, 2021. See also the Pro Forma Consolidated Financial Information following completion of the Arrangement set forth in Appendix F to this Circular.

Pro Forma Consolidated Capitalization (Unaudited; expressed in thousands of USD)

		As at June 30, 2022		On a Pro Forma Basis to the Arrangement
Share capital		624,697		726,150

Share purchase warrants		10,183		10,183

Contributed surplus		178,116		180,926

Accumulated other comprehensive loss		(130,491)		(130,491)

Accumulated deficit		(175,112)		(225,630)
Total Shareholder’s Equity	$	507,393	$	561,138

Principal Holders of the Resulting Issuer Shares

Except as otherwise disclosed in this Circular, as of the date of this Circular, to the knowledge of the GCM Board, the Aris Board and executive officers of GCM and Aris, GCM and Aris expect that no new insider (as defined in the TSX Company Manual) will be created by virtue of such person holding at least 10% of the Resulting Issuer Shares and no new control person of the Resulting Issuer will be created as a result of the issuance of the Consideration Shares.

Description of the Resulting Issuer Share Structure

The authorized share structure of the Resulting Issuer following completion of the Arrangement will continue to be as described in Appendix D and the rights and restrictions of shares of the Resulting Issuer will remain unchanged, except that, pursuant to the Arrangement, the authorized share structure of GCM will be altered to create up to a maximum of 1,000 GCM Series 1 Preferred Shares of the Resulting Issuer designated as “Series 1 Preferred” shares, without par value and attaching the special rights and restrictions as set out in Schedule A of the Plan of Arrangement, with the articles of the Resulting Issuer being altered by adding such special rights and restrictions as section 2.1(2) of the articles. See “The Arrangement”.

The GCM Series 1 Preferred Shares will be the first series of the preferred shares of the Resulting Issuer. Except as required by applicable law, the holders of GCM Series 1 Preferred Shares will not be entitled to receive notice of or to attend any general meeting of shareholders of the Resulting Issuer and if in attendance, shall not be entitled to vote at those meetings. The holders of GCM Series 1 Preferred Shares will be entitled to receive dividends as and when declared by the directors of the Resulting Issuer, in their sole discretion, provided that notwithstanding the foregoing, no dividends shall be declared or paid on the GCM Series 1 Preferred Shares if such payment will impair the ability of the Resulting Issuer to redeem all of the GCM Series 1 Preferred Shares. In the event of the liquidation, dissolution or winding up of the Resulting Issuer, the holders of the GCM Series 1 Preferred Shares will be entitled to receive, in priority to the holders of the Resulting Issuer Shares and any other shares ranking junior to the GCM Series 1 Preferred Shares, and pari passu with other holders of any series of preferred shares of the Resulting Issuer, the “Series 1 Redemption Price” for each share held, before any distribution of any part of the assets of Resulting Issuer among the holders of any Resulting Issuer Shares. The Resulting Issuer may redeem at any time the whole or any part of the then outstanding GCM Series 1 Preferred Shares on payment of the Series 1 Redemption Price for each share to be redeemed. Any holder of GCM Series 1 Preferred Shares may, at the holder’s option, require the Resulting Issuer to redeem the whole or any part of the GCM Series 1 Preferred Shares held by the holder by payment of the Series 1 Redemption Price for each share to be redeemed. “Series 1 Redemption Price” means, with respect to a GCM Series 1 Preferred Share, the amount per share in U.S. dollars which is determined by the Directors of the Resulting Issuer as of the date of issuance of the GCM Series 1 Preferred Share to be equal to the amount obtained when the difference between the aggregate fair market value of the property received by the Resulting Issuer as consideration for the issuance of the GCM Series 1 Preferred Share, determined as at date of issuance of the GCM Series 1 Preferred Share, and the aggregate fair market value of any non-share consideration, if any, paid by Resulting Issuer as partial or total consideration for the property is divided by the total number GCM Series 1 Preferred Shares issued in consideration for the property, subject to adjustment. The payment of any amounts owing under each GCM Series 1 Preferred Shares are expressly subordinated and postponed in right of payment to the prior payment in full of certain indebtedness and other obligations of the Resulting Issuer and its subsidiaries under the GCM Unsecured Note Indenture. The only holder of the GCM Series 1 Preferred Shares will be Caldas Holding. The foregoing is a summary only and reference should be made to the full text of the special rights and restrictions at section 2.1(2) of the articles of the Resulting Issuer, which may be found attached as Schedule A to the Plan of Arrangement attached as Appendix C.

Resulting Issuer Share Capital

The issued share capital of the Resulting Issuer will change as a result of the consummation of the Arrangement, to reflect the issuance of the Consideration Shares, the GCM Series 1 Preferred Shares and other securities, as contemplated in the Arrangement (see “The Arrangement”). At the Effective Time, GCM expects to issue 38,420,697 Resulting Issuer Shares, which would result in 136,057,668 Resulting Issuer Shares issued and outstanding, and 1,000 GCM Series 1 Preferred Shares, which would result in 1,000 GCM Series 1 Preferred Shares issued and outstanding, in connection with the Arrangement.

In connection with the Arrangement, all Aris Shares held by Caldas Holding, a wholly-owned subsidiary of GCM, will be transferred to GCM and in consideration therefor GCM shall issue to Caldas Holding the GCM Note and 1,000 fully paid and non-assessable GCM Series 1 Preferred Shares. Upon completion of the Arrangement, Caldas Holding will remain a wholly-owned subsidiary of the Resulting Issuer.

In connection with the Arrangement and by approval of the Aris Board and in accordance with the terms of the Aris Options, Aris PSUs, Aris DSUs and Aris Warrants, as applicable:

1.

each Aris Option shall be adjusted to be exercisable, redeemable or otherwise convertible into Resulting Issuer Shares based on the Exchange Ratio in accordance with the terms thereof, provided that in the event that the Adjusted Option In-The-Money Amount in respect of an Aris Option following such adjustment exceeds the Aris Option In-The-Money Amount in respect of such Aris Option, the exercise price per Resulting Issuer Share of such Aris Option following such adjustment will be increased accordingly with effect at and from the Effective Time by the minimum amount necessary to ensure that the Adjusted Option In-The-Money Amount in respect of such Aris Option following such adjustment does not exceed the Aris Option In-The-Money Amount in respect of such Aris Option;

2.

each Aris PSU shall be adjusted based on the Exchange Ratio, and the obligations thereunder assumed by the Resulting Issuer, to become a fraction of an Aris PSU redeemable in cash based on a Resulting Issuer Share, and such fraction shall be determined by the number of Resulting Issuer Shares equal to the product of: (A) the number of Aris Shares subject to each such Aris PSU; multiplied by (B) the Exchange Ratio;

3.

each Aris DSU shall be adjusted based on the Exchange Ratio, and the obligations thereunder assumed by the Resulting Issuer, to become a fraction of an Aris DSU redeemable in cash based on a Resulting Issuer Share, and such fraction shall be determined by the number of Resulting Issuer Shares equal to the product of: (A) the number of Aris Shares subject to each such Aris DSU; multiplied by (B) the Exchange Ratio; and

4.

each Aris Warrant shall be adjusted to be exercisable, redeemable or otherwise convertible into Resulting Issuer Shares based on the Exchange Ratio in lieu of any Aris Shares such Aris Warrant was exercisable, redeemable or otherwise convertible into prior to the Effective Time in accordance with the terms thereof.

Dividends

In addition to the TSX’s policies and the BCBCA, the Resulting Issuer is subject to restricted payment covenants, pursuant to the GCM Unsecured Note Indenture and as otherwise disclosed in GCM’s annual information form, and business factors which may limit the Resulting Issuer’s capacity to pay future dividends. See “Risk Factors – Restrictions on the Payment of Dividends” for further information.

In any event, the Resulting Issuer is not expected to adopt a dividend or distribution policy at this time nor is it expected to pay a dividend.

Auditors, Registrar of the Resulting Issuer

KPMG LLP, the auditors for GCM, will be the continuing auditors for the Resulting Issuer following completion of the Arrangement.

Following the completion of the Arrangement, the transfer agent and registrar of the Resulting Issuer is expected to be Odyssey, at its principal offices at United Kingdom Building, 323 – 409 Granville St., Vancouver, British Columbia, V6C 1T2.

APPENDIX A TO INFORMATION CONCERNING THE RESULTING ISSUER FOLLOWING

COMPLETION OF ARRANGEMENT

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF THE RESULTING

ISSUER

[See attached]

Aris Mining Corporation

Pro Forma Consolidated Financial Statements

June 30, 2022 and December 31, 2021

(expressed in thousands of United States dollars)

(Unaudited)

Aris Mining Corporation

Pro Forma Consolidated Interim Statement of Financial Position

As at June 30, 2022

(Unaudited; Expressed in thousands of U.S. dollars, except per share and share amounts)

	GCM Mining	Aris Gold	Pro forma Adjustments	Note 5 references	Pro forma Consolidated

ASSETS
Current
Cash and cash equivalents	$265,501	$111,221	$(24,441)	(a)(b)	$352,281
Cash in escrow	-	3,041	(2,058)	(b)	983
Gold Bullion	2,688	636	-		3,324
Accounts receivable	14,721	3,513	(24)	(b)	18,210
Inventories	21,732	5,289	593	(c)	27,614
Prepaid expenses and deposits	3,147	1,726	-		4,873
	307,789	125,426	(25,930)		407,285
Non-current
Cash in trust	773	-	-		773
Investment and other assets	189,025	104,115	(173,308)	(b)(f)	119,832
Mining interests, plant and equipment	489,084	154,571	93,876	(d)	737,531
Total assets	$986,671	$384,112	$(105,362)		$1,265,421

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities	$30,427	$12,040	$(107)	(b)(m)	$42,360
Deferred consideration for Soto Norte	-	48,999	-		48,999
Current portion of long-term debt	8,135	7,770	(1,060)	(b)	14,845
Current portion of deferred revenue	-	4,701	257	(e)	4,958
Current portion of lease obligation	2,126	272	-		2,398
Current portion of provisions	1,592	323	-		1,915
Other current liabilities	7,352	-	-		7,352
	49,632	74,105	(910)		122,827

Non-current
Long-term debt	302,761	70,481	(9,612)	(b)	363,630
Convertible debenture	-	34,462	(34,462)	(b)	-
Lease obligation	3,987	161	-		4,148
Provisions	20,777	2,044	(487)	(g)	22,334
Warrant liabilities issued by the Company	10,719	20,464	(7,773)	(b)(l)	23,410
Deferred revenue	84,000	47,555	2,605	(e)	134,160
Deferred income taxes	7,402	4,097	21,717	(b)(k)	33,216
Other long-term liabilities	-	608	(50)	(m)	558
Total liabilities	$479,278	$253,977	$(28,972)		$704,283

Equity
Share capital	$624,697	$239,626	$(138,173)	(h)(i)	$726,150
Share purchase warrants	10,183	-	-		10,183
Contributed surplus	178,116	6,331	(3,521)	(j)	180,926
Accumulated other comprehensive loss	(130,491)	(38,830)	38,830	(h)	(130,491)
Deficit	(175,112)	(76,992)	26,474	(a)(h)	(225,630)
Total equity	$507,393	$130,135	$(76,390)		$561,138
Total liabilities and shareholders’ equity	$986,671	$384,112	$(105,362)		$1,265,421

See accompanying notes to the Pro Forma Consolidated Financial Statements.

Aris Mining Corporation

Pro Forma Consolidated Interim Statement of Income

For the six months ended June 30, 2022

(Unaudited; Expressed in thousands of U.S. dollars, except per share and share amounts)

	GCM Mining	Aris Gold	Pro forma Adjustments	Note 5 references	Pro forma Consolidated
Revenue	$ 202,693	$ 29,144	$ -		$ 231,837
Costs and expenses
Cost of sales	111,106	23,369	69	(n)(o)	134,544
General and administrative	12,041	5,533	105	(o)	17,679
Share-based compensation	60	1,105	-		1,165
Social contributions	5,963	256	-		6,219
Income from operations	73,523	(1,119)	(174)		72,230

Other income (expense)
Finance income	2,079	132	(652)	(p)	1,559
Finance costs	(12,938)	(2,198)	652	(p)	(14,484)
Foreign exchange gain (loss)	439	(159)	-		280
Loss from equity accounting in investee	(2,127)	(285)	(722)	(q)	(3,134)
Gain on financial instruments	17,914	6,930	4,639	(r)	29,483
	5,367	4,420	3,917		13,704

Income before income taxes	78,890	3,301	3,743		85,934

Income taxes
Current	(35,978)	(1,917)	-		(37,895)
Deferred	1,291	(55)	(61)	(n)	1,175

Net income	$ 44,203	$ 1,329	$ 3,682		$ 49,214

Earnings per share - basic					0.36

Weighted average number of outstanding common shares - basic					136,270,922

Earnings per share - diluted					0.33

Weighted average number of outstanding common shares - diluted					148,143,416

See accompanying notes to the Pro Forma Consolidated Financial Statements.

Aris Mining Corporation

Pro Forma Consolidated Statement of Income

For the year ended December 31, 2021

(Unaudited; Expressed in thousands of U.S. dollars, except per share and share amounts)

	GCM Mining	Aris Gold	Gold X Mining Corp.	Pro forma Adjustments	Note 5 references	Pro forma Consolidated
Revenue	$382,611	$48,849	$ -	$(5,099)	(s)	$ 426,361

Costs and expenses
Cost of sales	212,560	43,275	-	(4,405)	(n)(o)(s)	251,430
General and administrative	18,258	7,676	7,747	(199)	(o)(s)	33,482
Exploration expenses	-	-	3,111	(3,111)	(u)	-
Share-based compensation	1,677	2,054	930	(440)	(s)	4,221
Social contributions	11,719	447	-	(29)	(s)	12,137
Income from operations	138,397	(4,603)	(11,788)	3,085		125,091

Other income (expense)
Finance income	1,427	181	18	(15)	(s)	1,611
Finance costs	(18,596)	(903)	-	687	(s)	(18,812)
Foreign exchange gain (loss)	2,679	227	(5,073)	(97)	(s)	(2,264)
Income (loss) from equity accounting in investee	2,192	-	-	(5,806)	(q)	(3,614)
Gain (Loss) on financial instruments	49,624	18,068	-	5,650	(r)(s)	73,342
Acquisition & restructuring costs	(9,817)	(12,750)	(9,661)	28,623	(v)(s)	(3,605)
Gain on sale of Zancudo Project	8,913	-	-	-	-	8,913
Gain on loss of control of Aris Gold	56,886	-	-	(56,886)	(t)	-
	93,308	4,823	(14,716)	(27,844)		55,571

Income before income taxes	231,705	220	(26,504)	(24,759)		180,662

Income taxes
Current	(55,444)	(815)	-	279	(s)	(55,980)
Deferred	3,707	(978)	-	(139)	(n)(s)	2,590

Net income	$179,968	$ (1,573)	$ (26,504)	$ (24,619)		$ 127,272

Earnings per share - basic						1.05

Weighted average number of outstanding common shares - basic						121,232,856

Earnings per share - diluted						0.95

Weighted average number of outstanding common shares – diluted						134,268,596

See accompanying notes to the Pro Forma Consolidated Financial Statements.

Aris Mining Corporation

Notes to the Pro Forma Combined Financial Statements

As at June 30, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

1.	Basis of Presentation

These unaudited pro forma consolidated financial statements have been prepared in connection with the proposed transaction between GCM Mining Corp. (“GCM”) and Aris Gold Corporation (“Aris Gold”), whereby GCM will acquire all of the issued and outstanding common shares of Aris Gold (the “Transaction”). The resulting issuer is expected to be named Aris Mining Corporation (the “Company” or “Aris Mining”) immediately following the Transaction. Management of Aris Gold will become the management of the Company following the Transaction. The Transaction is expected to close in the third quarter of 2022.

These unaudited pro forma consolidated financial statements have been prepared from information derived from, and should be read in conjunction with, the interim condensed consolidated financial statements of GCM for the three and six months ended June 30, 2022, the consolidated financial statements of GCM for the year ended December 31, 2021, the condensed consolidated interim financial statements of Aris Gold for the three and six months ended June 30, 2022 and the consolidated financial statements of Aris Gold for the year ended December 31, 2021. The historical financial statements of GCM and Aris Gold were prepared in accordance with International Financial Reporting Standards (“IFRS”). Additionally, these unaudited pro forma consolidated financial statements include the results of Gold X Mining Corp. for the period from January 1, 2021 to the June 4, 2021, prior to its acquisition by GCM. These unaudited pro forma consolidated financial statements have been compiled from and include:

An unaudited pro forma consolidated interim statement of financial position as at June 30, 2022 combining:

●	The unaudited interim condensed consolidated statement of financial position of GCM as of June 30, 2022;
●	The unaudited consolidated interim statement of financial position of Aris Gold as of June 30, 2022; and
●	The adjustments described in note 5.

An unaudited pro forma consolidated statement of income for the six months ended June 30, 2022 combining:

●	The unaudited interim condensed consolidated statement of operations of GCM for the six months ended June 30, 2022;
●	The unaudited consolidated interim statement of income (loss) of Aris Gold for the six months ended June 30, 2022; and
●	The adjustments described in note 5.

An unaudited pro forma consolidated statement of income for the year ended December 31, 2021 combining:

●	The consolidated statement of operations of GCM for the year ended December 31, 2021;
●	The consolidated statement of income (loss) of Aris Gold for the year ended December 31, 2021;
●	The unaudited operating results of Gold X Mining Corp. for the period from January 1, 2021 to June 4, 2021, prior to its acquisition by GCM; and
●	The adjustments described in note 5.

The unaudited pro forma consolidated interim statement of financial position as at June 30, 2022 reflects the Transaction described in Note 3 as if it was completed on June 30, 2022. The unaudited pro forma consolidated interim statement of income for the six months ended June 30, 2022 and the unaudited pro forma consolidated statement of income for the year ended December 31, 2021 have been prepared as if the proposed Transaction described in Note 3 had occurred on January 1, 2021 and as if the acquisition of Gold X Mining Corp. by GCM in June 2021 had occurred on January 1, 2021.

The unaudited pro forma consolidated financial statements are not intended to reflect the financial performance or the financial position of Aris Mining which would have resulted had the Transaction been effected on the dates indicated. Actual amounts recorded upon completion of the proposed Transaction will likely differ from those recorded in the unaudited pro forma consolidated financial statements and such differences could be material. Any potential synergies that may be realized, integration costs that may be incurred upon completion of the Transaction or other non-recurring changes have been excluded from the unaudited pro forma financial information. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

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Aris Mining Corporation

Notes to the Pro Forma Combined Financial Statements

As at June 30, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

2.	Summary of Significant Accounting Policies

The accounting policies used in preparing the unaudited pro forma consolidated financial statements of Aris Mining are set out in GCM’s audited consolidated financial statements for the year ended December 31, 2021 and the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2022. In preparing the unaudited pro forma consolidated financial statements, a preliminary review was undertaken to identify any accounting policy differences between the accounting policies used by Aris Gold and GCM where the impact was potentially material and could be reasonably estimated. The significant accounting policies of Aris Gold conform, in all material respects, to those of GCM.

3.	Description of the Transaction

Under the terms of the Transaction, in accordance with the Arrangement Agreement, Aris Gold shareholders will receive 0.5 of one GCM share for each Aris Gold share held (the “Exchange Ratio”). GCM shareholders and Aris Gold shareholders (taking into consideration the 44.3% of Aris Gold currently held by GCM) are expected to own, based on respective share values as of the date of execution of the Arrangement Agreement and on a diluted in-the-money basis, approximately 74% and 26% of Aris Mining, respectively. Outstanding Aris Gold options and warrants will be exchanged into options and warrants to acquire Aris Mining’s common shares (the “Replacement Warrants and Options”) based on the Exchange Ratio. The material conditions to completion of the Transaction include:

●	Approval by Aris Gold’s shareholders, with greater than 66 2/3% approval threshold and approval of disinterested minority shareholders.
●	Approval by GCM’s shareholders, with a greater than 50% approval threshold.
●	Receipt of all required governmental and regulatory approvals including TSX and Colombian anti-trust approvals.
●	Other customary conditions.

The GCM and Aris Gold shareholder meetings are expected to take place on September 19, 2022, and completion of the Transaction is expected to occur promptly thereafter.

4.	Purchase Price Allocation

The Transaction has been accounted for in these unaudited pro forma consolidated financial statements using the acquisition method under IFRS 3 — Business Combinations (“IFRS 3”). As described in note 3, GCM will acquire all of the issued and outstanding shares of Aris Gold. In preparing the unaudited pro forma consolidated financial statements, IFRS 3 requires that one of GCM or Aris Gold be designated as the acquirer for accounting purposes based on the evidence available.

GCM will be treated as the acquiring entity for accounting purposes. In identifying GCM as the acquirer for accounting purposes, Aris Gold took into account the voting rights of all equity instruments, the corporate governance structure of the Company, the composition of senior management of the Company and the size of each of the companies. In assessing the size of each of the companies, Aris Gold evaluated various metrics as at June 30, 2022, including, but not limited to: market capitalization; assets; cash provided by operating activities; earnings before finance costs, interest, taxes, depreciation and amortization; sales; gross margin; net earnings; employees; number of locations; and production capacity, mineral reserves and resources. No single factor was the sole determinant in the overall conclusion that GCM is the acquirer for accounting purposes; rather, all factors were considered in arriving at such conclusion.

Accordingly, the Company has applied the principles of IFRS 3 in the pro forma accounting for the acquisition of Aris Gold, which requires the Company to recognize Aris Gold’s identifiable assets acquired and liabilities assumed at fair value, recognize consideration transferred in the acquisition at fair value and recognize goodwill, if any, as the excess of consideration transferred over the net of the acquisition date fair value of identifiable assets acquired and liabilities assumed. In allocating the consideration transferred in the acquisition to the identifiable assets acquired and liabilities assumed at fair value, the excess of the consideration paid over the estimated fair value of Aris Gold’s net assets has been allocated to the fair value of the mineral properties, plant and equipment for the purposes of these pro forma financial statements.

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Aris Mining Corporation

Notes to the Pro Forma Combined Financial Statements

As at June 30, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

As of the date of this Information Circular, Aris Gold has not completed the detailed valuation study necessary to arrive at the required final estimates of the fair value of the Aris Gold’s assets to be acquired and liabilities to be assumed. A final determination of the fair value of Aris Gold’s assets and liabilities, including mineral properties, plant and equipment will be based on the actual mineral properties, plant and equipment of Aris Gold that exist as of the closing date of the Transaction and, therefore, cannot be made prior to the Transaction date. In addition, the value of the consideration to be paid by GCM upon the completion of the Transaction will be determined based on the closing price of GCM common stock on the Transaction date. Further, no effect has been given to any other new Aris Gold common shares or other equity awards that may be issued or granted subsequent to June 30, 2022 and before the closing date of the Transaction. As a result, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma financial information. The Company has estimated the fair value of Aris Gold’s assets and liabilities based on discussions with Aris Gold’s management, preliminary valuation information, due diligence and information presented in Aris Gold’s public filings. Until the arrangement is completed, both companies are limited in their ability to share certain information. Upon completion of the Transaction, a final determination of fair value of Aris Gold’s assets and liabilities will be performed. Any increases or decreases in the fair value of assets acquired and liabilities assumed upon completion of the final valuations will result in adjustments to the unaudited pro forma balance sheet and unaudited pro forma statements of income (loss).

The final purchase price allocation may be materially different than that reflected in the pro forma purchase price allocation presented below. The estimated purchase consideration and the preliminary fair values of assets acquired and liabilities assumed for the purposes of these unaudited pro forma consolidated financial statements is summarized in the tables below based on a GCM share price of C$3.40 and a CAD/USD exchange rate of 0.7766, being the closing public quotes on July 22, 2022, the last trading day prior to the announcement of the Arrangement.

	Estimated GCM purchase consideration:	$000s
	Estimated fair value of 38,420,697 GCM shares to be issued	$101,453
	Estimated fair value of 3,355,016 Aris Mining options[1] to be issued	2,810
	Estimated fair value of 30,793,402 Aris Mining warrants[1] to be issued	12,691
	Estimated fair value of 233,676 Aris Mining DSUs[2] and 870,068 Aris Mining PSUs[2] to be issued	1,157
Estimated fair value of GCM’s investment in Aris Gold:	60,991,545 Aris Gold shares	78,158
	18,444,445 Aris Gold listed warrants	7,735
	7,500,000 Aris Gold unlisted warrants	2,211
	Convertible debenture with Aris Gold	34,109
	9,463,559 Aris Gold gold-linked notes	10,671
		$250,996

	Net Assets of Aris Gold acquired:	$000s
	Cash, cash in escrow and cash equivalents	$114,262
	Accounts receivable, prepaid expenses and other	5,851
	Inventories	5,882
	Mining interests, plant and equipment	248,447
	Investment in associates	100,200
	Investment and other assets	1,359
	Deferred tax liability	(25,814)
	Warrant Liability	(12,691)
	Accounts payable and accrued liabilities	(11,933)
	Deferred consideration for Soto Norte	(48,999)
	Long-term debt	(67,579)
	Other liabilities	(1,314)
	Provisions	(1,557)
	Deferred revenue	(55,118)
	Total	$250,996

1. The share options and warrants of the Company to be issued as part of the acquisition are fair valued using the Black-Scholes valuation method. For each outstanding Aris Gold share option and warrant existing immediately prior to the transaction, the

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Aris Mining Corporation

Notes to the Pro Forma Combined Financial Statements

As at June 30, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

number of share options and warrants and their respective exercise prices were adjusted to reflect the Exchange Ratio. The warrants are fully vested at the close of the Transaction.. The expiry date of each Aris Gold share option and warrant as it existed immediately prior to the Transaction was used for the purpose of the Black-Scholes valuation calculation. The inputs into the Black-Scholes calculation for options include a share price of C$3.40, exercise price of C$3.72 to C$6.20, expected volatility of 39% to 51%, risk-free interest rate of 3.18%, and expected life of 0.2 to 3.0 years. The inputs into the Black-Scholes calculation for warrants include a share price of C$3.40, exercise price of C$4.00 to C$6.00, expected volatility of 39% to 51%, risk-free interest rate of 3.18%, and expected life of 0.5 to 3.1 years.

2. Replacement Aris Gold DSUs and PSUs to be issued as part of the acquisition are fair valued using the Aris Gold share price on July 22, 2022 (the business date prior to the date of the announcement of the Transaction) and were adjusted to reflect the Exchange Ratio. The DSUs are fully vested at the close of the Transaction.

5.	Pro Forma Assumptions and Adjustments

The unaudited pro forma consolidated financial statements of Aris Mining reflect the below assumptions and adjustments to give effect to the business combination, as if the Transaction had occurred on June 30, 2022 for the consolidated statement of financial position and January 1, 2021 for the consolidated statements of income (loss), including the acquisition of Gold X Mining Corp. by GCM in 2021. As of the date of this Circular, Aris Gold is not aware of any additional reclassifications that would have a material impact on the unaudited pro forma financial information that are not reflected in the pro forma adjustments.

Pro forma consolidated statement of financial position adjustments to record:

a)	The estimated cash transaction costs and change of control payments of $26.5 million incurred by GCM.
b)

Reversal of the cross ownership of assets, intracompany receivable and payable balances, as well as securities (including cash in escrow held with regard to the convertible debenture) between GCM and Aris Gold – as further disclosed in the consideration table in note 3.

c)	The difference between the estimated fair value and carrying value of Aris Gold’s production inventory.
d)

The difference between the estimated fair value and carrying value of Aris Gold’s mineral properties, plant and equipment. The excess of the consideration paid over the estimated fair value of Aris Gold’s net assets has been allocated to the fair value of the mineral properties, plant and equipment for the purposes of these pro forma financial statements.

e)

The deferred revenue liability has been adjusted to reflect the fair value of the estimated future cash flows attributable to expected future gold and silver deliveries to Wheaton Precious Metals International.

f)

The investment Aris Gold holds in Soto Norte was revalued to fair value which was assumed to be equal to the consideration paid and payable for the acquisition of Aris’ interest in Soto Norte given the recent closing of the acquisition.

g)	The reclamation liability for the Marmato mine has been revalued to fair value using a credit-adjusted risk-free rate.
h)	The elimination of historical equity of Aris Gold.
i)

The issuance of 38,420,697 GCM common shares to Aris Gold shareholders at a fair value of $2.64 (C$3.40) per share, based on the closing price of GCM common shares at July 22, 2022, the business date prior to the date of announcement, and a CAD/USD exchange rate of 0.7766.

j)

The issuance of 3,355,016 Aris Mining options to Aris Gold option holders, for consideration of $2.8 million determined using the Black-Scholes valuation method at July 22, 2022, the business date prior to the date of announcement, and a CAD/USD exchange rate of 0.7766.

k)

The impact of the increased deferred tax liabilities and expense recognized as a result of the increase in inventory and mineral properties, plant and equipment described in notes 5(c) and 5 (d). These tax differences will be on Colombian property and therefore the effective tax rate for the adjustment is based on the prevailing corporate tax rate in Colombia of 35%.

l)

The issuance of 30,793,402 Aris Mining warrants to Aris Gold warrant holders, for consideration of $12.6 million determined using the Black-Scholes valuation method at July 22, 2022. These warrants are considered a derivative and are classified as a derivative liability as the exercise price of the warrants is expected to be fixed in Canadian dollars, and therefore a variable amount of cash in the Company’s US functional currency will be received on exercise.

m)	The issuance of 233,676 Aris Mining DSUs and 870,068 Aris Mining PSUs for consideration of $1.2 million to replace existing Aris Gold DSUs and PSUs at July 22, 2022.

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Aris Mining Corporation

Notes to the Pro Forma Combined Financial Statements

As at June 30, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

Pro forma consolidated statement of income (loss) adjustments to record:

n)	Depreciation and the associated deferred tax recovery on the increase in the mineral properties, plant and equipment cost described in note 5(d).
o)	Elimination of the royalty expense paid by Aris Gold to GCM for the Croesus royalty payments at the Marmato mine.
p)	Elimination of the interest expense on the convertible debenture of $0.6 million that Aris Gold paid to GCM during the 6 months June 30, 2022.
q)	To eliminate the income from equity accounting that GCM recognised for its share of gains and losses in the 44% equity investment in Aris Gold.
r)

To reverse the gains and losses recognized on the revaluation of financial instruments for both GCM and Aris Gold associated with the cross ownership referred to in 5(b) of listed and unlisted warrants, and gold linked notes.

s)	Elimination of the consolidation of Aris Gold profit and loss in the first 34 days of 2021 when GCM held more than 50% of Aris Gold. Details of this elimination is as follows:

For the year ended December 31, 2021
Revenue	(5,099)
Cost of sales	(4,553)
General and administrative	(436)
Share-based compensation	(440)
Social contributions	(29)
Finance income	(15)
Finance costs	687
Foreign exchange gain (loss)	(97)
Gain (loss) on financial instruments	3,653
Acquisition & restructuring costs	9,817
Current income tax	279
Deferred income tax	(4)

t)	Reversal of the gain that GCM recognised on loss of control of Aris Gold in February 2021.
u)	Capitalization of exploration expense in Gold X Mining Corp. to align to GCM accounting policies.
v)	Reversal of the transaction costs associated with the acquisition of Gold X Mining Corp in June 2021, and the Aris Gold transaction in February 2021.

6.	Pro Forma Share Capital

Aris Mining’s pro forma share capital as at June 30, 2022 has been determined as follows:

	Common Shares	Amount
Issued and Outstanding, June 30, 2022	97,636,971	$624,697
Shares consideration issued in connection with Aris Gold shares outstanding at July 22, 2022 (Note 4)	38,420,697	101,453

Pro Forma Balance Issued and Outstanding	136,057,668	$726,150

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Aris Mining Corporation

Notes to the Pro Forma Combined Financial Statements

As at June 30, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

7.	Pro Forma Earnings per Share

Pro forma basic loss and diluted loss per share for the year ended December 31, 2021 has been calculated based on actual weighted average number of GCM common shares outstanding for the respective period; as well as the number of shares issued in connection with the Transaction as if such shares had been outstanding since January 1, 2021:

Basic earnings per share	6 months ended June 30, 2022	Year ended December 31, 2021
Actual weighted average number of GCM common shares outstanding	97,850,225	82,812,159
Pro forma shares to be issued for the Transaction	38,420,697	38,420,697
Pro forma weighted average number of GCM common shares outstanding	135,270,922	121,232,856
Pro forma net income attributable to shareholders of the combined Company	49,214	127,272
Pro forma net income per share - basic	0.36	1.05

Diluted earnings per share	6 months ended June 30, 2022	Year ended December 31, 2021
Actual weighted average number of GCM common shares outstanding	109,022,012	94,885,233
Pro forma shares to be issued for the Transaction	38,420,697	38,420,697
Dilutive impact of pro forma options and warrants to be issued for the Transaction	700,707	962,666
Pro forma weighted average number of GCM common shares outstanding	148,143,416	134,268,596
Pro forma net income attributable to shareholders of the combined Company	49,214	127,272
Pro forma net income per share - diluted	0.33	0.95

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APPENDIX G

NATIONAL BANK FAIRNESS OPINION

[See attached]

July 24, 2022

The Board of Directors

GCM Mining Corp.

2400 - 401 Bay Street, PO Box 15

Toronto, Ontario M5H 2Y4

To the Board of Directors:

National Bank Financial Inc. (“NBF”, “we”, or “us”) understands that GCM Mining Corp. (“GCM” or the “Company”) and Aris Gold Corporation (“Aris Gold”) propose to enter into an arrangement agreement to be dated July 25, 2022 (the “Arrangement Agreement”). Under the terms of the Arrangement Agreement, GCM will acquire all of the issued and outstanding common shares of Aris Gold (each an “Aris Gold Share” and collectively the “Aris Gold Shares”) not already held by GCM. Each holder of an Aris Gold Share will receive 0.500 of one common share of GCM (each whole share of GCM being a “GCM Share” and collectively the “GCM Shares”) for each Aris Gold Share held (the “Consideration”).

The transaction contemplated by the Arrangement Agreement will be effected pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”) and will require: (i) the approval of at least 66 2/3% of the votes cast by holders of Aris Gold Shares on the Arrangement resolution; (ii) the approval of a simple majority of the votes cast on the Arrangement resolution by holders of Aris Gold Shares excluding the votes of holders of Aris Gold Shares that are required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”); (iii) the approval of a simple majority of the votes cast by holders of GCM Shares approving the issuance of GCM Shares under the terms of the Arrangement Agreement; and (iv) receipt of required stock exchange approvals. The terms and conditions of the Arrangement Agreement will be more fully described in a joint management information circular (the “Circular”) to be prepared by each of GCM and Aris Gold and mailed to holders of GCM Shares and Aris Gold Shares in connection with special meetings of holders of GCM Shares and Aris Gold Shares to seek approval of the proposed Arrangement.

NBF understands that officers and directors of GCM have entered into voting and support agreements pursuant to which they have agreed to vote their GCM Shares in favour of the proposed Arrangement. We further understand that officers and directors of Aris Gold have entered into voting support agreements pursuant to which they have agreed to vote their Aris Gold Shares in favour of the proposed Arrangement.

Engagement of National Bank Financial

Pursuant to an engagement agreement dated July 4, 2022 (the “Engagement Agreement”), the Board of Directors of GCM (the “Board of Directors”), including the Special Committee of the Board of Directors (the “Special Committee”), retained the services of NBF as co-financial advisor to GCM, which services include providing advice and assistance to the Company with respect to the proposed Arrangement and the preparation and delivery of an opinion (the “Fairness Opinion”) as to the fairness, from a financial point of view, of the Consideration offered by GCM to holders of Aris Gold Shares pursuant to the proposed Arrangement.

NBF understands that the Fairness Opinion and a summary thereof will be included in the Circular and, subject to the terms of the Engagement Agreement, NBF consents to such disclosure. NBF has not been asked to prepare and has not prepared a formal valuation of GCM or Aris Gold under MI 61-101, or a valuation of any of the securities or assets of GCM or Aris Gold and this Fairness Opinion should not be construed as such.

NBF will be paid fees for its services as financial advisor to the Board of Directors, including for the delivery of the Fairness Opinion. A substantial portion of the fees payable to NBF are contingent on completion of the Arrangement or an alternative transaction. In addition, NBF is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by GCM in certain circumstances.

Relationship with Interested Parties

NBF is not an “associated” or “affiliated” entity or an “issuer insider” (as such terms are used in MI 61-101) of GCM, Aris Gold, or any of their respective associates or affiliates, nor is it a financial advisor to Aris Gold in connection with the proposed Arrangement.

NBF acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of GCM or Aris Gold and, from time to time, may have executed or may execute transactions for such companies and clients from whom it received or may receive compensation.

NBF, as an investment dealer, conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to GCM or Aris Gold.

Credentials of NBF

NBF is a leading Canadian investment dealer whose businesses include corporate finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Fairness Opinion is the opinion of NBF, and the form and content herein has been reviewed and approved for release by a group of managing directors of NBF, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

Scope of Review

In connection with rendering our Fairness Opinion, we have reviewed and relied upon, or carried out (as the case may be), among other things, the following:

a)	draft of the Arrangement Agreement dated July 23, 2022;
b)	drafts of the voting support agreements of directors and officers of GCM and Aris Gold dated July 24, 2022;
c)

publicly available documents regarding GCM, including annual and quarterly reports, financial statements, annual information forms, press releases, corporate presentations, management circulars, NI 43-101 technical reports, and other filings and documents deemed relevant;

d)

publicly available documents regarding Aris Gold, including annual and quarterly reports, financial statements, annual information forms, press releases, corporate presentations, management circulars, NI 43-101 technical reports, and other filings and documents deemed relevant;

e)	internal corporate financial model for GCM, including life-of-mine financial models for the Segovia operation and Toroparu project;
f)	internal corporate financial model for Aris Gold, including life-of-mine financial models for the Marmato operation and Soto Norte JV project;
g)	certain other non-public information prepared and provided to us by GCM management, primarily financial in nature, concerning its business, assets, liabilities and prospects;

h)	certain other non-public information prepared and provided to us by Aris Gold management, primarily financial in nature, concerning its business, assets, liabilities and prospects;
i)	various reports published by equity research analysts and industry sources regarding GCM, Aris Gold and other selected public companies, to the extent deemed relevant;
j)	trading statistics and selected financial information of GCM, Aris Gold and other selected public companies, to the extent deemed relevant;
k)	public information with respect to selected precedent transactions considered to be relevant;
l)

in addition to the written information described above, NBF participated in discussions with GCM’s senior management team with regards to, among other things, the proposed Arrangement, as well as GCM’s business, operations, financial position, budget, key assets and prospects;

m)

in addition to the written information described above, NBF participated in discussions with Aris Gold’s senior management team with regards to, among other things, the proposed Arrangement, as well as Aris Gold’s business, operations, financial position, budget, key assets and prospects;

n)	consultation with legal advisors to the Company and the Special Committee;
o)	a certificate addressed to NBF, from senior officers of GCM, regarding the completeness and accuracy of the information upon which this Fairness Opinion is based; and
p)	such other information, discussions (including discussions with third parties) and analyses as NBF considered necessary or appropriate in the circumstances.

NBF has not, to the best of its knowledge, been denied access by GCM to any information under the control of GCM that has been requested by NBF.

Prior Valuations

Senior officers of GCM have represented to NBF that, to the best of their knowledge, there have been no prior valuations (as defined for the purposes of MI 61-101) of GCM or any of its material assets or subsidiaries prepared within the past twenty-four (24) months.

Assumptions and Limitations

NBF has relied upon the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by GCM, its subsidiaries or their respective directors, officers, associates, affiliates, consultants, advisors and representatives (collectively, the “Information”). We have assumed that the Information did not omit to state any material fact or any fact necessary to be stated to make the Information not misleading. Our Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. We have not been requested to nor, subject to the exercise of professional judgment, have we attempted to verify independently the completeness, accuracy or fair presentation of the Information.

NBF has relied upon forecasts, projections, estimates and budgets provided by GCM, each assumed to be reasonably prepared, reflecting the best currently available assumptions, estimates and judgments of GCM management considering GCM’s business, plans, financial condition and prospects, and are not, in the reasonable belief of GCM management, misleading in any material respect. In respect of Aris Gold, NBF has relied upon forecasts, projections, estimates, and budgets provided by Aris Gold and reviewed by GCM, each assumed to be reasonably prepared, reflecting the best currently available assumptions, estimates and judgements of GCM management considering the financial and other information and data, advice, opinions, representations and other material provided to GCM by Aris Gold with respect to Aris Gold’s business, plans, financial condition and prospects.

Senior officers of GCM have represented to NBF in a certificate delivered as of the date hereof, among other things, that (i) the Information provided orally by, or in the presence of, an officer or employee of GCM or in writing by GCM or any of its subsidiaries, associates or affiliates or their respective representatives, was, at the date the Information was provided to NBF, and is at the date hereof complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of GCM, its subsidiaries or the proposed Arrangement and did not and does not omit to state a material fact in respect of GCM, its subsidiaries or the proposed Arrangement necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any such statement was made; and that (ii) since the dates on which the Information was provided to NBF, except as disclosed to NBF, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of GCM or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on GCM.

With respect to any forecasts, projections, estimates and/or budgets provided by GCM or, in the case of any forecasts, projections, estimates and/or budgets provided by Aris Gold, reviewed by GCM and used in NBF’s analyses, NBF notes that projecting future results of any company is inherently subject to uncertainty. NBF has assumed, however, that such forecasts, projections, estimates and/or budgets were prepared or reviewed using the assumptions identified therein and that such assumptions are (or were at the time) reasonable in the circumstances.

NBF has assumed that, in all respects material to its analysis, the Arrangement Agreement to be executed by the parties will be in substantially the form and substance of the draft provided to us, the representations and warranties of the parties to the Arrangement Agreement contained therein are complete, true and correct in all material respects, such parties will each perform all of the respective covenants and agreements to be performed by them under the Arrangement Agreement, and all conditions to the obligations of such parties as specified in the Arrangement Agreement will be satisfied or waived. NBF has also assumed that all material approvals and consents required in connection with the consummation of the proposed Arrangement will be obtained and, that in connection with any necessary approvals and consents, no limitations, restrictions or conditions will be imposed that would have an adverse effect on GCM or Aris Gold.

This Fairness Opinion does not address the relative merits of the proposed Arrangement as compared to other business strategies or transactions that might be available with respect to GCM or GCM’s underlying business decision to effect the proposed Arrangement or any other term or aspect of the proposed Arrangement or the Arrangement Agreement or any other agreement entered into or amended in connection with the proposed Arrangement.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Arrangement and have relied upon, without independent verification, the assessment by GCM and Aris Gold and their legal and tax advisors with respect to such matters. We express no opinion as to the value at which the GCM Shares may trade following completion of the proposed Arrangement.

This Fairness Opinion is rendered as at the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of GCM and Aris Gold as they are reflected in the Information and as they were represented to us in our discussions with the management and directors of GCM and Aris Gold. In our analyses and in connection with the preparation of our Fairness Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of NBF and any party involved in the proposed Arrangement. This Fairness Opinion is provided to the Board of Directors (and the Special Committee thereof) for their respective use only and may not be relied upon by any other person. NBF disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to the attention of NBF after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, NBF reserves the right to change, modify or withdraw the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily capable of being partially analyzed or summarized. NBF believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Fairness Opinion. The Fairness Opinion should be read in its entirety.

This Fairness Opinion is addressed to and is for the sole use and benefit of the Board of Directors (and the Special Committee thereof), and may not be referred to, summarized, circulated, publicized or reproduced or disclosed to or used or relied upon by any party without the express written consent of NBF, other than in the Circular in its entirety and a summary thereof (in a form acceptable to us). This Fairness Opinion is not to be construed or used as a recommendation to any holder of GCM Shares to vote in favour or against the proposed Arrangement.

Conclusion

Based upon and subject to the foregoing, and such other matters as we considered relevant, NBF is of the opinion that, as of the date hereof, the Consideration being offered by GCM to Aris Gold pursuant to the proposed Arrangement is fair, from a financial point of view, to the Company.

Yours very truly,

/s/ NATIONAL BANK FINANCIAL INC.

NATIONAL BANK FINANCIAL INC.

APPENDIX H

STIFEL GMP FAIRNESS OPINION

[See attached]

Stifel Nicolaus Canada Inc. 145 King Street West, Suite 300 Toronto, ON M5H 1J8 Tel: (416) 367-8600 Fax: (416) 943-6160

July 24, 2022

The Board of Directors

GCM Mining Corp.

401 Bay Street, Suite 2400

Toronto, ON

Canada, M5H 2Y4

Dear Sirs / Mesdames:

Stifel Nicolaus Canada Inc. (“Stifel GMP”) understands that GCM Mining Corp. (“GCM” or the “Company”) is proposing to enter into an arrangement agreement (the “Arrangement Agreement”) with Aris Gold Corporation (“Aris”) pursuant to which, among other things, GCM will acquire all of the issued and outstanding common shares of Aris (the “Aris Shares”) not already held by GCM in exchange for common shares of GCM (the “GCM Shares”) by way of a court approved plan of arrangement (the “Plan of Arrangement”) under the Business Corporations Act (British Columbia), which transaction is referred to herein as the “Arrangement”.

The Arrangement

Pursuant to the Arrangement, holders of Aris Shares (“Aris Shareholders”) will receive, in exchange for each Aris Share held, 0.5 of one GCM Share (the “Consideration”). The terms of the Arrangement are more fully described in the Arrangement Agreement.

The Arrangement is subject to certain conditions, including, among other things: (i) the approval of at least 66 2/3% of the votes cast by Aris Shareholders present in person or by proxy at the special meeting of Aris Shareholders (the “Aris Meeting”) to be called and held to consider the Arrangement, (ii) the approval of a simple majority of the votes cast by Aris Shareholders present in person or by proxy at the Aris Meeting excluding for this purpose votes attached to Aris Shares held by persons described in items (a) through (d) of section 8.1(2) of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”), (iii) the approval of a simple majority of the votes cast by the holders of GCM Shares present in person or by proxy at a special meeting approving the issuance of GCM Shares under the terms of the Arrangement Agreement, (iv) the approval of the Supreme Court of British Columbia, and (v) receipt of required stock exchange approvals.

Stifel GMP’s Engagement

The Board of Directors of GCM (the “Board”) retained Stifel GMP to act as its co-financial advisor in respect of the proposed Arrangement pursuant to an engagement letter (the “Engagement Letter”) dated as of July 4, 2022. Pursuant to the Engagement Letter, Stifel GMP has agreed to, among other things, deliver, at the request of the Board, an opinion (the “Opinion”) as to whether the Consideration is fair, from a financial point of view, to the Company. Pursuant to the Engagement Letter, on July 24, 2022, Stifel GMP delivered to the Board its verbal opinion that the Consideration offered to Aris Shareholders under the Arrangement was fair from a financial point of view to GCM.

The Engagement Letter provides that Stifel GMP will be paid by GCM, for the services provided thereunder, including for the delivery of the Opinion, as well as reimbursement of certain legal and out-of-pocket expenses. A substantial portion of the fees payable to Stifel GMP are contingent on completion of the Arrangement or an alternative transaction. In addition, Stifel GMP and its affiliates and their respective directors, officers, employees, agents and controlling persons are to be indemnified by GCM under certain circumstances from and against certain liabilities arising out of the performance of professional services rendered to GCM. In the future, Stifel GMP may in the ordinary course of business, seek to perform financial advisory services or corporate finance services for GCM, Aris, and their associates from time to time. Stifel GMP has not been engaged to prepare, and has not prepared, a formal valuation or appraisal of GCM or Aris, or any of their respective assets, securities or liabilities (whether on a standalone basis or as a combined entity), and the Opinion should not be construed as such.

Stifel GMP was similarly not engaged to review any legal, tax or accounting aspects of the Arrangement and, accordingly, expresses no views thereon. Stifel GMP’s engagement does not include, and this Opinion should not be considered to represent, a formal valuation under MI 61-101.

Credentials of Stifel GMP

Stifel GMP is a leading independent Canadian investment dealer focused on investment banking and institutional equities for corporate clients and institutional investors. As part of our investment banking activities, we are regularly engaged in the valuation of securities in connection with mergers and acquisitions, public offerings and private placements of listed and unlisted securities and regularly engage in market making, underwriting and secondary trading of securities in connection with a variety of transactions. Stifel GMP is not in the business of providing auditing services. Stifel GMP and Stifel FirstEnergy are brand names of Stifel Nicolaus Canada Inc., which is a wholly owned subsidiary of Stifel Financial Corp., a financial institution listed on the New York Stock Exchange.

The Opinion expressed herein represents the opinion of Stifel GMP and the form and content hereof have been approved for release by a group of professionals of Stifel GMP, each of whom is experienced in merger, acquisition, divestiture, restructuring, valuation and fairness opinion matters.

Independence of Stifel GMP

None of Stifel GMP, its affiliates or associates, is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of GCM or Aris or any of their respective associates or affiliates (collectively, the “Interested Parties”). Stifel GMP has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the last 24 months, other than:

●	Stifel GMP was a syndicate member of the $50 million bought deal private placement of special warrants of Aris (formerly Caldas Gold Corp.); the transaction closed July 29, 2020, and

●	Stifel GMP was engaged by GCM in February 2022 to act as financial advisor to GCM in connection with various strategic and capital markets initiatives; the engagement was terminated on July 4, 2022.

None of Stifel GMP or any of its affiliates has a material financial interest in future business under an agreement, commitment or understanding involving the Interested Parties.

There are no understandings, agreements or commitments between Stifel GMP and any Interested Parties with respect to any future business dealings; however, Stifel GMP may in the future in the ordinary course of business seek to perform financial advisory services for any one or more of them from time to time. Stifel GMP has been retained by GCM to, among other things, provide the Opinion to the Board in respect of the Arrangement. In the ordinary course of its business, Stifel GMP acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have, today, or in the future, positions in the securities of GCM and Aris and, from time to time, may have executed or may execute transactions on behalf of GCM and Aris or other clients for which it received or may receive compensation. In addition, as an investment dealer, Stifel GMP conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including research with respect to GCM or Aris and/or their respective affiliates or associates.

Scope of Review

Stifel GMP has acted as financial advisor to the Board in respect of the proposed Arrangement and certain related matters. In this context, and for the purpose of preparing the Opinion, we have analyzed financial, operational and other information relating to GCM and Aris, including information derived from meetings and discussions with GCM’s management and the Board. Except as expressly described herein, Stifel GMP has not conducted any independent investigations to verify the accuracy and completeness thereof.

In connection with rendering the Opinion, and among other things, we:

(a)	reviewed the final draft Arrangement Agreement dated July 23, 2022;

(b)	reviewed the form of voting and support agreement to be entered into between GCM and the officers and directors of Aris, as referred to in the Arrangement Agreement;

(c)

reviewed and analyzed certain publicly available information relating to the business, operations, financial condition and trading history of Aris including but not limited to its financial statements, technical reports, continuous disclosure documents and other information that Stifel GMP considered relevant;

(d)

reviewed and analyzed certain publicly available information relating to the business, operations, financial condition and trading history of GCM including but not limited to its financial statements, technical reports, continuous disclosure documents and other information that Stifel GMP considered relevant;

(e)	reviewed public information relating to other select public mining companies that Stifel GMP considered relevant;

(f)

performed a comparison of the multiples implied under the terms of the Arrangement with those implied from recent precedent acquisitions involving companies that Stifel GMP deemed relevant and reviewed the consideration paid for such companies;

(g)	performed a comparison of the multiples implied under the terms of the Arrangement to an analysis of the trading levels of similar companies we deemed relevant under the circumstances;

(h)	performed a comparison of the Consideration to be paid to the Aris Shareholders to the recent trading levels of Aris;

(i)	reviewed certain internal financial models, analyses, forecasts and projections prepared by the management of GCM relating to its business;

(j)	reviewed certain technical information and analyses prepared by the management of Aris relating to Aris’ assets;

(k)	had discussions with members of the Board and management of GCM with regard to, among other things, the business, past and current operations, current financial condition and future potential of GCM;

(l)

reviewed officer’s certificates addressed to Stifel GMP and executed and delivered by each of the Chief Executive Officer and the Chief Financial Officer of GCM dated the date hereof setting out representations as to certain factual matters and the completeness and accuracy of the Information (as defined herein) upon which the Opinion is based and conducted due diligence sessions with GCM’s management and received detailed information concerning its business and affairs;

(m)	reviewed various equity research reports and industry sources regarding GCM, Aris and the mining industry;

(n)	performed a comparison of the relative contribution of assets, cash flow, earnings, net asset value, production, and reserves/resources by GCM and Aris to the relative pro forma ownership of GCM;

(o)	reviewed historical metal commodity prices and considered the impact of various commodity pricing assumptions on the respective business, prospects and financial forecasts of GCM and Aris; and

(p)	considered such other corporate, industry and financial market information, investigations and analyses as Stifel GMP considered necessary or appropriate in the circumstances.

In its assessment, Stifel GMP considered several methodologies, analyses and techniques and used a combination of those approaches in order to produce the Opinion. Stifel GMP based the Opinion upon a number of quantitative and qualitative factors as deemed appropriate based on Stifel GMP’s professional experience.

Stifel GMP has not, to the best of its knowledge, been denied access by GCM to any information requested by Stifel GMP. Stifel GMP did not meet with the auditors of GCM or Aris and, as stipulated below, has assumed, without independent investigation, the accuracy and fair presentation of the audited financial statements of GCM and Aris and the reports of the auditors thereon, and of the unaudited interim financial statements of GCM and Aris.

Assumptions and Limitations

With GCM’s approval and as provided for in the Engagement Letter, Stifel GMP has relied upon and has assumed, without independent investigation, the completeness, accuracy and fair presentation of all financial, technical and other information, data, documents, advice, materials, opinions and representations obtained by Stifel GMP from public sources, including information relating to GCM, Aris and the Arrangement, or provided to Stifel GMP by GCM, Aris and their respective affiliates or advisors or otherwise pursuant to our engagement (collectively, the “Information”) and the Opinion is conditional upon such completeness, accuracy and fair presentation. Subject to the exercise of professional judgment and except as expressly described herein, Stifel GMP has not attempted to verify independently the accuracy or completeness of any such Information. Senior officers of GCM have represented to Stifel GMP, in separate certificates delivered as at the date hereof, among other things, that the Information provided by GCM with respect to GCM (the “GCM Information”) is true and correct in all material respects at the date the GCM Information was provided to Stifel GMP, and did not and does not, contain a misrepresentation (as defined in the Securities Act (British Columbia) and that, since the date the GCM Information was provided to Stifel GMP, there has been no material change, no change in a material fact (as such terms are defined in the Securities Act (British Columbia) and no new material fact, financial or otherwise, in GCM’s financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects, which is of such a nature as to render any portion of the GCM Information or any part thereof untrue or misleading in any material respect or which could reasonably be expected to have a material effect on GCM.

Stifel GMP was not engaged to review any legal, regulatory, tax or accounting aspects of the Arrangement and, accordingly, expresses no view thereon. Stifel GMP was also not engaged to review the quality, quantity or mining economics of the mineral reserves and resources of any of the assets of GCM or Aris from a technical, engineering or geological standpoint and, accordingly expresses no view thereon. Completion of the Arrangement is subject to a number of conditions outside the control of GCM and Aris, and Stifel GMP has assumed that all conditions precedent to the completion of the Arrangement will be satisfied in due course, that all consents, agreements, permissions, exemptions or orders of relevant regulatory and governmental authorities will be obtained, without adverse conditions or qualification, that the Arrangement will be completed in accordance with the terms and conditions of the Arrangement Agreement: (i) without additional material costs or liabilities to GCM or Aris; (ii) without waiver of, or amendment to, any term or condition thereof that is any way material to our analyses; and (iii) in compliance with all applicable laws; and that the disclosure relating to GCM, Aris and the Arrangement set forth in any disclosure documents prepared by GCM or Aris will be accurate and complete, and will comply with the requirements of all applicable laws.

The Opinion is rendered as of July 24, 2022 on the basis of securities markets, economic, financial and general business conditions prevailing as at such date, and the condition and prospects, financial and otherwise, of GCM as they were reflected in the Information and as they were represented to Stifel GMP in discussions with the management of GCM. In rendering the Opinion, Stifel GMP has assumed that there are no material changes or material facts relating to GCM or Aris, or their respective businesses, operations, capital or future prospects which have not been generally disclosed. Any changes therein may affect the Opinion and, although Stifel GMP reserves the right to change or withdraw the Opinion in such event, we disclaim any obligation to advise any person of any change that may come to our attention or to update the Opinion after the date hereof. Other than as authorized below, any reference to the Opinion or the engagement of Stifel GMP by GCM is expressly prohibited without the express written consent of Stifel GMP.

Stifel GMP believes that the analyses and factors considered in arriving at the Opinion must be considered as a whole and are not amenable to partial analyses or summary description and that selecting portions of the analyses and the factors considered, without considering all factors and analyses together, could create a misleading view of the process employed and the conclusions reached. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. In arriving at the Opinion, Stifel GMP has not attributed any particular weight to any specific analysis or factor but rather based the Opinion on a number of qualitative and quantitative factors deemed appropriate by Stifel GMP based on Stifel GMP’s experience in rendering such opinions.

In our analyses and in connection with the preparation of the Opinion, Stifel GMP made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement. While, in the professional opinion of Stifel GMP, the assumptions used in preparing the Opinion are reasonable in the current circumstances, some or all of these assumptions may prove to be incorrect.

Conclusion and Fairness Opinion

Based upon our analysis and subject to all of the foregoing and such other matters as we have considered relevant, Stifel GMP is of the opinion that, as at the date hereof, the Consideration to be paid by GCM to the Aris Shareholders under the Arrangement is fair, from a financial point of view, to the Company.

The Opinion has been provided solely for the use of the Board (including the special committee thereof) for the purposes of considering the Arrangement and may not be used or relied upon by any other person or for any other purpose without the prior written consent of Stifel GMP.

Other than as authorized herein, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without Stifel GMP’s prior written consent. GCM is expressly authorized to reproduce, disseminate, quote from, include or refer to the Opinion of Stifel GMP in the documentation prepared and to be prepared by GCM in connection with the Arrangement, including but not limited to press releases, information circulars and legal proceedings, as well to the extent required for GCM to satisfy its disclosure obligations under securities legislation.

Yours very truly,

/s/ Stifel Nicolaus Canada Inc.

Stifel Nicolaus Canada Inc.

APPENDIX I

BMO FORMAL VALUATION AND FAIRNESS OPINION

[See attached]

July 24, 2022

The Special Committee of the Board of Directors

Aris Gold Corporation

550 Burrard Street,

Suite 2900, Vancouver, BC,

V6C 0A3, Canada

To the Special Committee:

BMO Nesbitt Burns Inc. (“BMO Capital Markets”) understands that GCM Mining Corp. (“GCM”) is proposing to acquire all of the issued and outstanding common shares (the “Aris Shares”), excluding the approximately 44 per cent of Aris Shares that GCM currently owns, of Aris Gold Corporation (the “Company” or “Aris”) for consideration of 0.500 common shares of GCM (the “GCM Shares”) for each Aris Share (the “Consideration”) pursuant to a plan of arrangement (the “Transaction”). The above description is summary in nature. BMO Capital Markets further understands that additional details of the Transaction will be provided in the information circular to be jointly prepared by GCM and Aris (the “Circular”) and to be mailed to the shareholders of Aris (the “Aris Shareholders”) and the shareholders of GCM.

BMO Capital Markets understands that a committee of independent members of the Board of Directors of Aris (the “Special Committee”) was constituted to, among other things, supervise the preparation of a formal valuation required by Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (the “Rules”) and to make a recommendation to the Board of Directors of Aris (the “Aris Board”). BMO Capital Markets has been advised by counsel to the Company that the Transaction is a business combination, as such term is defined in the Rules. BMO Capital Markets has been retained to prepare and deliver to the Special Committee a formal valuation of the Aris Shares (the “Aris Valuation”) and of the Consideration (the “GCM Valuation”, and collectively with the Aris Valuation, the “Formal Valuation”) in accordance with the requirements of the Rules and to prepare and deliver to the Special Committee an opinion (the “Opinion”) as to whether the Consideration to be received by Aris Shareholders (other than GCM and its affiliates (collectively, the “GCM Group”)) pursuant to the Transaction is fair, from a financial point of view, to the Aris Shareholders (other than the GCM Group).

The Formal Valuation and the Opinion (together, the “Formal Valuation and Opinion”) have been prepared in accordance with the disclosure standards for formal valuations and fairness opinions of the Investment Industry Regulatory Organization of Canada (“IIROC”), but IIROC has not been involved in the preparation or review of the Formal Valuation or the Opinion, each as set forth herein.

ENGAGEMENT OF BMO CAPITAL MARKETS

The Special Committee first contacted BMO Capital Markets on June 22, 2022 regarding a possible engagement of BMO Capital Markets in connection with the Transaction. BMO Capital Markets was formally engaged by the Special Committee to prepare the Formal Valuation and Opinion pursuant to an engagement letter dated June 28, 2022 (the “Engagement Agreement”). The terms of the Engagement Agreement provide that the Company shall pay

BMO Capital Markets: (i) a preliminary value analysis and work fee of C$750,000 in cash following a request from the Special Committee to deliver its confidential preliminary valuation analysis and preliminary perspectives on the Transaction; and (ii) a fee of C$750,000 in cash upon BMO Capital Markets delivering to the Special Committee its written Formal Valuation and Opinion. In addition, BMO Capital Markets is to be reimbursed for its reasonable out-of-pocket expenses, including reasonable fees paid to its legal counsel in respect of advice rendered to BMO Capital Markets in carrying out its obligations under the Engagement Agreement, and is to be indemnified by the Company in certain circumstances. No part of BMO Capital Markets’ fee is contingent upon the conclusions reached in the Formal Valuation or the Opinion, or the outcome of the Transaction or any other transaction.

CREDENTIALS OF BMO CAPITAL MARKETS

BMO Capital Markets is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America, and globally, involving public companies in various industry sectors, including the metals & mining industry generally, and has extensive experience in preparing valuations and fairness opinions and in transactions similar to the Transaction.

The Formal Valuation and Opinion expressed herein represents the opinion of BMO Capital Markets as at July 24, 2022 and the form and content hereof have been approved by a group of BMO Capital Markets’ directors and officers, each of whom is experienced in mergers and acquisitions, divestitures, valuations and fairness opinions.

INDEPENDENCE OF BMO CAPITAL MARKETS

BMO Capital Markets acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had, and may in the future have, positions in the securities of Aris, GCM or their respective associated or affiliated entities and, from time to time, may have executed, or may execute, transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, BMO Capital Markets conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Aris, GCM, the interested parties, their respective associated or affiliated entities, or the Transaction. As used herein, “affiliated entity”, “associated entity”, “issuer insider” and “interested parties” shall have the meanings ascribed to them in the Rules.

In addition, in the ordinary course of its business, BMO Capital Markets or its controlling shareholder, Bank of Montreal (the “Bank”) or any of their affiliated entities may have extended or may extend loans, or may have provided or may provide other financial services, to the interested parties or their respective associated or affiliated entities.

None of BMO Capital Markets, the Bank or any of their affiliated entities:

●	is an associated or affiliated entity or issuer insider of an interested party;
●	acts as an adviser to an interested party in respect of the Transaction;

●

is entitled to compensation that depends in whole or in part on an agreement, arrangement or understanding that gives such party a financial incentive in respect of the conclusions reached in the Formal Valuation and Opinion or the outcome of the Transaction;

●

is a manager or co-manager of a soliciting dealer group formed for the Transaction (or a member of such a group performing services beyond the customary soliciting dealer’s functions or receiving more than the per security or per security holder fees payable to the other members of the group);

●	is the external auditor of an interested party; or
●	has a material financial interest in the completion of the Transaction.

As disclosed to and acknowledged by the Special Committee and the Aris Board in the Engagement Agreement, in the 24 months prior to the engagement of BMO Capital Markets, BMO Capital Markets and/or its affiliates acted as financial advisor to (i) Gold X Mining Corp. (“Gold X”), including providing a fairness opinion to Gold X, in connection with the acquisition of Gold X by GCM, which transaction was completed on June 4, 2021; and (ii) MDC Industry Holding Company LLC (“Mubadala”) in connection with the sale by Mubadala to the Company of a 20 per cent stake in Sociedad Minera de Santander and Sociedad Minera Calvista Colombia for US$100 million, with the option to acquire an additional 30 per cent stake, which transaction was completed on April 12, 2022.

BMO Capital Markets is of the view that it is independent of all interested parties in the Transaction for the purposes of the Rules.

SCOPE OF REVIEW

In connection with rendering the Formal Valuation and Opinion, BMO Capital Markets reviewed, considered and relied upon (subject to the exercise of its professional judgement, without attempting to verify independently the completeness, accuracy or fair presentation thereof) or carried out, among other things, the following:

Regarding the Aris Valuation

●	annual information forms, and audited consolidated financial statements of Aris, for the three years ended and as at December 31, 2021, December 31, 2020, and December 31, 2019;
●	management discussions and analysis of the financial condition and results of the operations of Aris, for the three years ended and as at December 31, 2021, December 31, 2020, and December 31, 2019;
●	quarterly reports and unaudited interim financial statements of Aris for the applicable reporting periods since March 31, 2021;
●	updated mineral resource estimate for the Marmato operations (“Marmato”) published in November 2021, with an effective date of June 30, 2021 (the “Marmato MRE”);
●	technical report pre-feasibility study (“PFS”) for Marmato published in September 2020, with an effective date of March 17, 2020 (the “Marmato PFS”);
●	technical report feasibility study (“FS”) for the Soto Norte project (“Soto Norte”) published in March 2022, with an effective date of January 1, 2021 (the “Soto Norte FS”);

●	technical report for the updated mineral resource estimate for the Juby gold project (“Juby”) published in October 2020, with an effective date of July 14, 2020 (the “Juby MRE”);
●

projected financial information for Aris for the remaining life of mine (“LOM”) for both the Marmato and Soto Norte assets, prepared by senior officers of Aris (“Aris Management”) as well as updates to this projected information made through due diligence sessions held by video conference with Aris Management on various dates during June and July 2022;

●	information contained in a virtual data room populated by Aris Management, access to which was received by BMO Capital Markets on June 30, 2022;
●

discussions with Aris Management with respect to potential operating and financial synergies that could accrue to any purchaser of Aris and related information on corporate general and administrative costs (“G&A”);

●	a draft Arrangement Agreement dated July 23, 2022 between Aris and GCM, including the plan of arrangement (the “Arrangement Agreement”);
●

a legal memorandum, prepared by Dentons Canada LLP (“Dentons”) and shared with BMO Capital Markets on July 20, 2022, addressing covenant compliance matters relevant to the Transaction (the “Dentons Legal Memorandum”);

●	a draft form of voting support agreement to be entered into by the directors and senior officers of Aris with GCM (collectively, the “Support Agreements”);
●	discussions with Aris Management with respect to the information referred to above and other issues considered relevant, including the outlook for Aris;
●

representations contained in a letter addressed to BMO Capital Markets dated July 24, 2022, signed by the Chief Executive Officer and Vice President of Finance and Chief Financial Officer of Aris (the “Aris Certificate”) as to, among other things, the completeness and accuracy of the information and the reasonableness of the assumptions upon which the Formal Valuation and Opinion are based;

●	discussions with members of the Special Committee in July 2022;
●

various research publications prepared by equity research analysts and independent market researchers regarding the metals and mining industry, Aris, and other selected public companies considered relevant;

●	public information relating to the business, operations, financial performance and share trading history of Aris and other selected public companies considered relevant; and
●	such other corporate, industry and financial market information, investigations and analyses as BMO Capital Markets considered relevant in the circumstances.

Regarding the GCM Valuation

●	annual information forms, and audited consolidated financial statements of GCM, for the three years ended and as at December 31, 2021, December 31, 2020, and December 31, 2019;
●	management discussion and analysis of the financial condition and results of the operations of GCM, for the three years ended and as at December 31, 2021, December 31, 2020, and December 31, 2019;

●	quarterly reports and unaudited interim financial statements of GCM for the applicable reporting periods since March 31, 2021;
●	technical report PFS for Segovia operations (“Segovia”) published in May 2022, with an effective date of December 31, 2021 (the “Segovia PFS”);
●	revised technical report and preliminary economic assessment (“PEA”) for the Toroparu project (“Toroparu”) published in February 2022, with an effective date of December 1, 2021 (the “Toroparu PEA”);
●

projected financial information for GCM for the remaining LOM for the Segovia and Toroparu assets, originally received by BMO Capital Markets on July 18, 2022, provided by Aris Management, which BMO Capital Markets understands reflected information received by Aris Management from GCM (“GCM Management”) as well as updates to this projected information made through due diligence sessions held by telephone with GCM Management and Aris Management on various dates in July 2022;

●	information contained in a virtual data room populated by GCM Management, with access provided by Aris to BMO Capital Markets on June 24, 2022;
●	discussions with GCM Management and Aris Management with respect to the information referred to above and other issues considered relevant, including the outlook for GCM;
●

representations contained in a letter addressed to BMO Capital Markets dated July 24, 2022, signed by the Chief Executive Officer and Chief Financial Officer of GCM (the “GCM Certificate”) as to, among other things, the completeness and accuracy of the information and the reasonableness of the assumptions upon which the Formal Valuation and Opinion are based;

●

representations contained in the Aris Certificate as to, among other things, the completeness and accuracy of the information relating to GCM and the reasonableness of the assumptions relating to GCM upon which the Formal Valuation and Opinion are based;

●

various research publications prepared by equity research analysts and independent market researchers regarding the metals & mining industry, GCM, and other selected public companies considered relevant;

●	public information relating to the business, operations, financial performance and share trading history of GCM and other selected public companies considered relevant; and
●	such other corporate, industry and financial market information, investigations and analyses as BMO Capital Markets considered relevant in the circumstances.

Regarding the Opinion (in addition to the foregoing)

●	discussions with Aris Management with respect to potential operating and financial synergies for the Transaction and related information on corporate G&A costs for both Aris and GCM;

To the best of its knowledge, BMO Capital Markets has not been denied access to any information requested by BMO Capital Markets by either Aris or GCM.

PRIOR VALUATIONS

Aris has represented to BMO Capital Markets after due enquiry that there have not been any prior valuations (as defined in the Rules) of Aris or its material assets or securities in the past 24-month period. GCM represented to BMO Capital Markets after due enquiry that there have not been any prior valuations (as defined by the Rules) of GCM or its material assets or securities in the past 24-month period.

ASSUMPTIONS AND LIMITATIONS

In accordance with the Engagement Agreement, BMO Capital Markets has relied upon, and has assumed the completeness, accuracy and fair presentation of, all financial and other information, data, advice, opinions and representations obtained from public sources or provided by Aris or GCM (including those representations contained in the Aris Certificate and GCM Certificate) or any of their subsidiaries or their respective directors, officers, employees, consultants, advisors and representatives including information, data, and other materials filed on SEDAR (collectively, the “Information”). The Formal Valuation and Opinion are conditional upon the completeness, accuracy and fair presentation of such Information. Subject to the exercise of its professional judgment, BMO Capital Markets has not attempted to verify independently the completeness, accuracy or fair presentation of the Information.

BMO Capital Markets has assumed that the forecasts, projections, estimates and budgets of Aris and GCM provided to BMO Capital Markets and used in its analyses have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Aris Management and GCM Management as to matters covered thereby.

The Chief Executive Officer and Vice President of Finance and Chief Financial Officer of Aris have represented to BMO Capital Markets in the Aris Certificate, among other things, that, (i) the financial and other information, data, advice, opinions, representations and other material provided to BMO Capital Markets orally by, or in the presence of, an officer or employee of Aris, or in writing by Aris or any of its subsidiaries, associates or affiliates (as those terms are defined in the Securities Act (Ontario) (the “Act”) or the regulations and rules made thereunder) or any of its or their representatives in connection with BMO Capital Markets’ engagement (the “Aris Certificate Information”) relating to Aris or any of its subsidiaries, associates or affiliates or the Transaction for purpose of the Formal Valuation and Opinion (other than the portions of the information referred to in (iii) below) was at the time so provided and at the date hereof, fairly and reasonably presented and complete, true and correct in all material respects and did not and does not contain any untrue statement of a material fact or omit to state a material fact necessary to make such Aris Certificate Information not misleading in light of the circumstances under which such Aris Certificate Information was provided; (ii) since the dates on which such Aris Certificate Information was provided to BMO Capital Markets, except as disclosed: (a) orally by or in the presence of an officer of Aris at an organized management or diligence meeting with BMO Capital Markets; (b) publicly; or (c) in writing to BMO Capital Markets, there has been no material change, financial or otherwise in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Aris or any of its subsidiaries, associates or affiliates, as the case may be, and no change has occurred in such Aris Certificate Information or any part thereof which would have or which could reasonably be expected to have a material effect on the Formal Valuation or the Opinion; and (iii) with respect to any portions of such Aris Certificate Information that constitute forecasts, projections, estimates (including, without limitation, estimates of future resource or reserve additions) or budgets, such forecasts, projections, estimates and budgets were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgments of Aris Management having regard to Aris’ business, plans, financial condition and prospects and are not, in the reasonable belief of Aris Management, misleading in any material respect.

The Chief Executive Officer and Vice President of Finance and Chief Financial Officer of Aris have also represented to BMO Capital Markets in the Aris Certificate, among other things, that, in respect of the financial and other information, data, advice, opinions, representations and other material provided to BMO Capital Markets in connection with BMO Capital Markets’ engagement (the “Aris Certificate GCM Information”) relating to GCM or any of its subsidiaries, associates or affiliates for purposes of the Formal Valuation and Opinion, to the best of their knowledge, information and belief after due inquiry: (i) such Aris Certificate GCM Information (other than the portions of the information referred to in (iii)) was at the date such Aris Certificate GCM Information was provided to BMO Capital Markets, and is at the date hereof, fairly and reasonably presented and complete, true and correct in all material respects and did not and does not contain any untrue statement of a material fact or omit to state a material fact necessary to make such Aris Certificate GCM Information not misleading in light of the circumstances under which such Aris Certificate GCM Information was provided; (ii) there has been no material change, financial or otherwise in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of GCM or any of its subsidiaries, associates or affiliates, and no change has occurred in such Aris Certificate GCM Information or any part thereof that would have or would reasonably be expected to have a material effect on the Formal Valuation or the Opinion; and (iii) with respect to any portions of such Aris Certificate GCM Information that constitute forecasts, projections, estimates (including, without limitation, estimates of future resource or reserve additions) or budgets, such forecasts, projections, estimates or budgets represent a reasonable estimate of GCM’s business, plans, financial condition and prospects, and are not, in the reasonable belief of Aris Management, misleading in any material respect.

The Chief Executive Officer and Chief Financial Officer of GCM have represented to BMO Capital Markets in the GCM Certificate, among other things, that, (i) the financial and other information, data, advice, opinions, representations and other material provided to BMO Capital Markets orally by, or in the presence of, an officer or employee of GCM, or in writing by GCM or any of its subsidiaries, associates or affiliates (as those terms are defined in the Act or the regulations and rules made thereunder) or any of its or their representatives in connection with BMO Capital Markets’ engagement (the “GCM Certificate Information”) relating to GCM or any of its subsidiaries, associates or affiliates or the Transaction for the purposes of the Formal Valuation and Opinion (other than the portions of the information referred to in (iii) below) was, at the date such GCM Certificate Information was provided to BMO Capital Markets, and is at the date hereof fairly and reasonably presented and complete, true and correct in all material respects and did not and does not contain any untrue statement of a material fact or omit to state a material fact necessary to make such GCM Certificate Information not misleading in light of the circumstances under which such GCM Certificate

Information was provided; (ii) since the dates on which such GCM Certificate Information was provided to BMO Capital Markets, except as disclosed: (a) orally by or in the presence of an officer of GCM at an organized management or diligence meeting with BMO Capital Markets; (b) publicly; or (c) in writing to BMO Capital Markets, there has been no material change, financial or otherwise in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of GCM or any of its subsidiaries, associates or affiliates, and no change has occurred in such GCM Certificate Information or any part thereof which would have or could reasonably be expected to have a material effect on the Formal Valuation or the Opinion; and (iii) with respect to any portions of such GCM Certificate Information that constitute forecasts, projections, estimates (including, without limitation, estimates of future resource or reserve additions) or budgets, such forecasts, projections, estimates and budgets were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgments of GCM Management having regard to GCM’s business, plans, financial condition and prospects and are not, in the reasonable belief of GCM Management, misleading in any material respect.

In preparing the Formal Valuation and Opinion, BMO Capital Markets has assumed that the executed Arrangement Agreement and the Support Agreements will not differ in any material respect from the drafts that BMO Capital Markets reviewed, and that the Transaction will be consummated in accordance with the terms and conditions of the Arrangement Agreement without waiver of, or amendment to, any term or condition that is in any way material to BMO Capital Markets’ analyses.

The Formal Valuation and Opinion are rendered on the basis of securities markets, economic, financial, general business conditions and effective tax rates prevailing as at July 24, 2022 and the condition and prospects, financial and otherwise, of Aris and GCM, their respective subsidiaries and other material interests as they were reflected in the Information reviewed by BMO Capital Markets. In its analyses and in preparing the Formal Valuation and Opinion, BMO Capital Markets made numerous judgments with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction. All financial figures herein are expressed in Canadian dollars except where otherwise noted. Certain figures have been rounded for presentation purposes.

The Formal Valuation and Opinion are provided as at July 24, 2022, and, except as required by section 6.4(2)(c) of the Rules, BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Formal Valuation or the Opinion of which it may become aware after July 24, 2022. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Formal Valuation or the Opinion after such date, BMO Capital Markets reserves the right to change, modify or withdraw the Formal Valuation or the Opinion.

The Formal Valuation and Opinion have been prepared and provided solely for the use of the Special Committee and for inclusion in the Circular relating to the Transaction and may not be used or relied upon by any other person without BMO Capital Markets’ express prior written consent. Subject to the terms of the Engagement Agreement, BMO Capital Markets consents to the publication of the Formal Valuation and Opinion in its entirety and a summary thereof (in a form acceptable to BMO Capital Markets) in the Circular relating to the Transaction and to the filing thereof, as necessary, by Aris with the securities commissions or similar regulatory authorities in Canada.

In arriving at its opinion, BMO Capital Markets was not authorized to solicit, and did not solicit interest from any party with respect to any transaction involving Aris or any of its assets. BMO Capital Markets understands that there has not been an auction of the Company, and the Company has not received any proposals for alternative transactions other than the Transaction. BMO Capital Markets understands that Aris is not precluded from responding to an acquisition proposal from any party, subject to the provisions of the Arrangement Agreement.

BMO Capital Markets expresses no opinion herein concerning the future trading prices of securities of Aris or GCM and makes no recommendation to Aris Shareholders, holders of options and warrants to acquire Aris Shares or shareholders of GCM with respect to the Transaction, including how they should vote in respect of the Transaction.

BMO Capital Markets has based the Formal Valuation and Opinion upon a variety of factors. Accordingly, BMO Capital Markets believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by BMO Capital Markets, without considering all factors and analyses together, could create a misleading view of the process underlying the Formal Valuation and Opinion. The preparation of a valuation is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

Overview of Aris

Aris is a gold production and development company headquartered in Vancouver, Canada, with two assets in Colombia, Marmato and Soto Norte, and one exploration property, Juby, in the Abitibi Greenstone belt of Ontario, Canada. In February 2021, Aris (formerly “Caldas Gold”) appointed a new board of directors and a new management team with a vision of building Aris into a globally relevant gold producer.

Marmato Overview

Marmato is located in Caldas, Colombia, and is a producing underground gold mine currently undergoing a modernization of operations (the “Upper Mine”) and a brownfield expansion program to access a lower portion of the ore body (the “Lower Mine”). These initiatives include the construction of a new decline, 4,000 tonnes per day carbon in pulp processing plant and dry stack tailings facilities as described in the Marmato PFS. The Marmato PFS demonstrates that Marmato’s annual gold production is expected to increase substantially following completion of the modernization of the Upper Mine and the Lower Mine expansion project. An updated PFS that will incorporate the Marmato MRE and other project optimizations is scheduled to be completed in the coming months.

BMO Capital Markets understands, based on discussions with Aris Management, that early construction work is underway on the Lower Mine expansion project, with waste development having started, and substantively all surface rights purchased. The Lower Mine will be able to utilize existing site infrastructure from the Upper Mine, enabling an accelerated ramp-up schedule. Currently, the Lower Mine has certain permits that remain outstanding, including the environmental management plan, as well as permits associated with deforestation, creek inhabitation, water use and water discharge. Based on discussions with Aris Management BMO Capital Markets understands that such permits are expected to be obtained by the end of 2022.

Marmato has access to key infrastructure being located next to the Pan American Highway and has access to the national electricity grid.

The following table summarizes Marmato’s gold reserves as stated in the Marmato PFS, and the resources as stated in the Marmato MRE:

	Tonnes	Grade	Contained Gold
	(Mt)	(g/t Au)	(koz)

Proven and Probable(1)	20	3.2	2,021

Measured and Indicated(2)	57	3.2	5,808

Inferred(2)	31	2.6	2,567

Source: Marmato PFS. Marmato MRE

(1) Based on the Marmato PFS

(2) Shown inclusive of proven and probable reserves. Based on the Marmato MRE

Soto Norte Overview

Soto Norte is located in Santander Department, Colombia, and is a large-scale feasibility-stage underground gold project undergoing permitting and licensing. In April 2022, Aris acquired an initial 20 per cent stake in the project and became the operator of the Soto Note joint venture.

Aris has the option to increase its initial stake from 20 per cent to 50 per cent, in aggregate, for approximately US$300 million, at its sole discretion at any time prior to the earlier of: (i) 42 months from April 2022; or (ii) 10 weeks after the date on which the applicable regulatory agency grants the environmental license for the project. In the event that Aris does not exercise its option, Mubadala has the right to purchase all of Aris’ ownership interest in exchange for a price equal to the sum of (i) any amounts paid by Aris to Mubadala or the joint venture company (the “JV Company”); and (ii) any other amounts paid by Aris to the JV Company pursuant to any cash calls, less any amounts of money previously paid to Aris by the JV Company.

Soto Norte has had environmental licensing challenges. BMO Capital Markets understands based on discussions with Aris Management that a first environmental license application, submitted in August 2017 by Mubadala, was withdrawn in March 2018 in order to incorporate in a revised application additional information to be collected as part of a FS which was ongoing at the time. Such revised environmental licensing application was submitted in March 2019 by Mubadala and was archived by the applicable regulatory agency in 2020. Following an appeal of the decision to archive the environmental licensing application, the regulatory authorities requested additional information and invited a re-submission of the environmental licensing application once this information is available. BMO Capital Markets understands that Aris, as the new operator of Soto Norte, is leading renewed environmental licensing efforts and has initiated work necessary to prepare and submit a new application.

The following table summarizes Soto Norte’s reserves and resources as stated in the Soto Norte FS:

	Tonnes	Grade	Contained Gold
	(Mt)	(g/t Au)	(koz)

Proven and Probable	25	6.2	4,950

Measured and Indicated	48	5.5	8,454

Inferred	27	4.1	3,571

Source: Soto Norte FS.

Note: Reserves and resources based on 100 per cent basis. Measured and indicated resources are shown inclusive of proven and probable reserves.

Juby Overview

Juby is an early stage exploration gold project in Canada. Aris has over 14,000 acres controlled through the patented claims of the project, covering a 10-kilometer strike length. In October 2020, Aris published the Juby MRE, an in-pit delineated mineral resource estimate reflecting approximately 2.2 million ounces of indicated and inferred resource. Following a drilling program completed in 2021, Aris is considering its work program for Juby, however, no budget has been approved as at the date hereof. The following table summarizes Juby’s reserves and resources as stated in the Juby MRE:

	Tonnes	Grade	Contained Gold
	(Mt)	(g/t Au)	(koz)

Proven and Probable	--	--	--

Measured and Indicated	21	1.1	733

Inferred	47	1.0	1,488

Source: Juby MRE

Summary of Aris’ Outstanding Securities and Financial Instruments

Common Shares, Deferred Share Units and Performance Share Units

As at the date hereof, Aris has 137,832,940 Aris Shares, 467,352 deferred share units and 1,570,898 performance share units outstanding.

Options and Warrants

The following table summarizes the options and warrants to acquire Aris Shares that are outstanding as at the date hereof:

Options and Warrants	TSX Symbol	Number	Exercise price per	Expiry / Maturity
			share	Date
		(#)	(C$)
Stock options		3,990,000	C$2.00	01-Mar-25
		110,000	C$2.50	26-Jun-25
		200,000	C$2.73	17-Sep-22
		1,302,207	C$3.10	12-Feb-24
		68,069	C$2.35	06-Apr-24
		1,404,517	C$1.90	23-Mar-25
		416,231	C$1.86	01-Jun-25
Unlisted Warrants		10,800,000	C$3.00	19-Dec-24
Listed Warrants	ARIS.WT	76,613,200	C$2.75	29-Jul-25
Broker Warrants		118,050	C$2.00	19-Dec-22
Total Options and Warrants		95,022,274

Source: Aris filings.

Gold Linked Notes

On November 17, 2020, Caldas Gold (now Aris) issued a total of 83,066,000 gold linked notes denominated in units of US$1.00 (the “Gold Linked Notes”). They are non-callable, secured, repaid over a seven-year term (maturing on August 26, 2027) and bear interest at 7.5 per cent per annum, payable in cash monthly.

Repayment of the principal amount is based on a gold delivery schedule. If the price of gold is US$1,400 per ounce or higher Aris makes a payment equal to the number of ounces in the schedule multiplied by the gold price. If the price of gold is below US$1,400 per ounce, the payment by Aris is subject to a floor price of US$1,400 per ounce. The table below summarizes the remaining repayment schedule including 2022 on full year basis.

	Units	2022	2023	2024	2025	2026	2027	Total

Gold Ounces	Oz	4,650	6,000	12,000	13,100	13,200	9,300	58,250

Principal Repayments	US$ ‘000s	$6,510	$8,400	$16,800	$18,340	$18,480	$13,020	$81,550

Source: Aris filings.

Aris Convertible Debentures

On April 12, 2022, Aris issued US$35.0 million convertible senior unsecured debentures to GCM due 18 months from issue date (the “Aris Convert”). At any time after 12 months from closing, the instrument is convertible, in whole or in part, into Aris Shares at US$1.75 per share. Interest is payable monthly, with an annualized coupon of 7.5 per cent. The US$35.0 million proceeds were received from GCM on April 12, 2022, less proceeds held in escrow of US$2.6 million for payment of interest on the convertible note for the first 12 months. The convertible debenture is callable at any time by Aris at par plus accrued interest.

Change of Control Implication on Outstanding Debt

Aris Management has confirmed that no change of control covenants are triggered on outstanding debt obligations as a result of the Transaction. This is supported by the Dentons Legal Memorandum.

Deferred Payment on Soto Norte Acquisition

Aris acquired an initial 20 per cent interest in Soto Norte for a total consideration of US$100 million payable to Mubadala. The cash payments were structured in two tranches with US$50 million payable at the time of transaction closing, April 12, 2022, and an additional US$50 million within 12 months of transaction closing. The deferred payment to Mubadala of US$50 million is currently outstanding and is due on April 12, 2023 (the “Soto Norte Deferred Payment”).

Aris Historical Financial Information

The following tables summarize Aris’ consolidated operating results and balance sheet items for the fiscal years ended 2019 to 2021:

(US$ ‘000)	Dec-21	Dec-20	Dec-19
Revenue	$48,849	$42,790	$35,648

Cost of Sales	($40,915)	($33,568)	($28,688)

Depreciation and depletion	($2,006)	($1,152)	($1,182)

Materials and supplies inventory position	($801)	--	--

Income from mining operations	$5,127	$8,070	$5,778

Acquisition and restructuring costs	($12,750)	--	--

RTO Transaction expense	--	($16,700)	--

General and administrative	($7,655)	($3,984)	($217)

Share-based compensation	($2,054)	($4,502)	--

Other expenses	($21)	--	--

Loss before finance income/(expenses) and income tax	($17,353)	($17,116)	$5,561

Gain (loss) on financial instruments	$18,068	($47,927)	--

Interest and accretion	($754)	($2,193)	($38)

Financing fees and expenses	($149)	($13,809)	--

Foreign exchange gain (loss)	$227	$490	($88)

Finance income	$181	$74	$51

Earnings (loss) before income tax	$220	($80,481)	$5,486

Income tax (expense) recovery

Current	($815)	($2,699)	($1,954)

Deferred	($978)	$66	$73

Net Profit / (Loss)	($1,573)	($83,114)	$3,605

Source: Aris filings.

(US$ ‘000)	Dec-21	Dec-20	Dec-19

Assets

Current

Cash and cash equivalents	$138,008	$32,007	$2,672

Cash in escrow	$3,995	$142,096	$4,837

Gold in trust	$637	--	--

Accounts receivable	$4,249	$2,207	$1,720

Inventories	$7,128	$8,236	$5,300

Prepaid expenses and deposits	$333	$66	$382

Non-current

Mining interests, plant and equipment	$137,317	$105,964	$30,970

Other long-term receivables	$1,102	--	--

Other long-term assets	$897	--	--

Total assets	$293,666	$290,576	$45,881

Liabilities and Equity

Current

Accounts payable and accrued liabilities	$13,234	$13,231	$6,390

Subscription receipts payable	--	$92,626	$5,070

Income tax payable	--	$1,192	$286

Current portion of long-term debt	$6,510	$1,516	--

Current portion of deferred revenue	$2,117	--	--

Current portion of provision for decommissioning	$425	$281	--

Current portion of lease obligations	$276	$206	$66

Non-current

Long-term debt	$79,614	$81,742	--

Warrant liabilities	$26,954	$26,298	--

Deferred revenue	$30,415	--	--

Provision for decommissioning	$2,813	$4,121	$716

Deferred income taxes	$4,024	$3,561	$3,804

Lease obligations	$299	$212	$59

Other long-term liabilities	$265	--	--

Total Liabilities	$166,946	$224,986	$16,391
Equity

Share capital	$239,626	$165,532	$44,594

Contributed surplus	$5,383	$4,057	--

Accumulated other comprehensive loss	($39,968)	($27,251)	($21,470)

Retained earnings (deficit)	($78,321)	($76,748)	$6,366

Total equity	$126,720	$65,590	$29,490

Total liabilities and shareholders’ equity	$293,666	$290,576	$45,881

  Source: Aris filings.

Overview of GCM

GCM is a gold production and development company headquartered in Toronto, Canada, which owns Segovia in Colombia and Toroparu in Guyana. GCM is currently the largest underground gold producer in Colombia. GCM also produces silver, lead and zinc by-products.

Segovia Overview

Segovia includes four high-grade underground producing gold mines in the Antioquia Department, Colombia. It produced 206,389 ounces of gold in 2021. Segovia has been in operation for over 100 years and has a history of mineral resources and reserves replacement.

The Segovia operations cover an area of approximately 9,000 hectares and are comprised of several mines including El Silencio, Sandra K, Providencia and Carla.

The table below summarizes Segovia’s reserves and resources as stated in the Segovia PFS:

	Tonnes	Grade	Contained Gold
	(Mt)	(g/t Au)	(koz)

Proven and Probable	2.3	10.1	745

Measured and Indicated	4.6	11.0	1,620

Inferred	5.3	9.9	1,704

Source: Segovia PFS.

Note: Measured and indicated resources are shown inclusive of proven and probable reserves.

Toroparu Overview

Toroparu is a development stage open pit and underground gold-copper project in the Upper Puruni River Region of Western Guyana. A PFS on Toroparu is underway and is expected to be completed in the second half of 2022. GCM is targeting receipt of the remaining mining permits by the end of 2022 to then advance construction of Toroparu.

The below table summarizes Toroparu’s reserves and resources as stated in the Toroparu PEA:

	Tonnes	Grade	Contained Gold
	(Mt)	(g/t Au)	(koz)

Proven and Probable	--	--	--

Measured and Indicated	185.0	1.4	8,437

Inferred	13.8	2.7	1,213

Source: Toroparu PEA.

Summary of GCM’s Outstanding Securities and Financial Instruments

Common Shares, Deferred Share Units and Performance Share Units

As at the date hereof, GCM has 97,629,671 GCM Shares, 838,736 deferred share units and 432,964 performance share units outstanding.

Options and Warrants

The following table summarizes the options and warrants to acquire GCM Shares outstanding as at the date hereof:

Options and Warrants	Ticker	Number	Exercise price per	Expiry / Maturity
			share	Date
		(#)	(C$)

Stock options		53,333	C$2.55	12-Dec-22

		475,000	C$3.16	14-Jun-23

		265,000	C$3.67	01-Apr-24

		520,000	C$4.05	01-Apr-25

		50,000	C$6.88	02-Jul-25

		912,000	C$6.04	01-Apr-26

		560,000	C$5.45	26-Jan-27

		1,051,000	C$5.84	01-Apr-27

Warrants

Listed Warrants	GCM.WT.B	10,071,555	C$2.21	19-Dec-24

Unlisted Warrants		7,142,857	C$6.50	29-Jul-25

Unlisted Warrants		3,260,870	C$5.40	19-Dec-22

Gold X Warrants

Unlisted Warrants		1,421,908	C$5.76	12-Oct-22

Unlisted Warrants		107,409	C$5.76	23-Jan-23

Unlisted Warrants		1,851,989	C$4.61	20-Jul-23

Unlisted Warrants		827,333	C$1.90	12-Jun-24

Unlisted Warrants		2,233,174	C$4.03	27-Aug-24
Total Options and Warrants		30,803,428

 Source: GCM filings.

GCM Senior Unsecured Notes

On August 9, 2021, GCM issued US$300 million face value of senior unsecured notes for net cash proceeds of US$286 million after discount and transaction costs (the “Senior Unsecured Notes”). The Senior Unsecured Notes mature on August 9, 2026. The Senior Unsecured Notes are denominated in U.S. dollars and bear interest at the rate of 6.875 per cent per annum. Interest is payable in arrears in equal semi-annual instalments on February 9 and August 9 of each year.

GCM Convertible Debentures

On April 4, 2019, GCM closed a private placement of C$20 million in aggregate principal amount of convertible unsecured subordinated debentures at a price of C$1,000 per C$1,000 principal amount of debentures (“GCM Convert”). The GCM Convert matures on April 5, 2024 and bears an interest rate of 8.00 per cent per annum, payable monthly in cash in arrears. On April 5, 2021, GCM redeemed 10 per cent of the aggregate principal amount outstanding, equivalent to C$2 million. This was settled in GCM Shares rather than cash and GCM issued a total of 421,050 GCM Shares to holders. Following redemption, the outstanding balance of the GCM Convert was C$18 million, equivalent to 3,789,473 GCM Shares at the conversion price.

Change of Control Implication on Outstanding Debt

Aris Management has confirmed that no change of control covenants are triggered as a result of the Transaction, supported by the Dentons Legal Memorandum.

GCM Equity Investments

Aris Gold Corporation

GCM owns 60,991,545 Aris Shares (providing approximately 44 per cent ownership). In addition, GCM owns 18,444,445 listed Aris warrants, 7,500,000 unlisted Aris warrants, approximately 12 per cent of the Gold Linked Notes and US$35 million principal amount of the Aris Convert (all these instruments are described in the Aris Financial Instruments section above).

Denarius Metals Corp.

GCM owns 66,018,889 common shares (providing approximately 32 per cent ownership and a market value of approximately US$9 million, as at July 22, 2022) and 22,222,223 listed warrants of Denarius Metals Corp (“Denarius”).

Western Atlas Resources Inc.

GCM owns 29,911,000 common shares (providing approximately 26 per cent ownership and a market value of approximately US$1 million, as at July 22, 2022) and 7,955,294 listed warrants of Western Atlas Resources Inc. (“Western Atlas”).

GCM Historical Financial Information

The following tables summarize GCM’s consolidated operating results and balance sheet items for the fiscal years ended 2019 to 2021:

(US$ ‘000)	Dec-21	Dec-20	Dec-19

Revenue	$382,611	$390,921	$326,480

Costs and expenses

Cost of sales	$212,560	$198,721	$189,559

Impairment charge	--	--	$175,989

General and administrative	$18,258	$18,807	$15,679

Share-based compensation	$1,677	$7,811	$2,157

Social contributions and programs	$11,719	$10,637	$6,937

Income from operations	$138,397	$154,945	($63,841)

Other income (expense)

Finance income	$1,427	$1,493	$1,064

Finance costs	($18,596)	($30,280)	($13,109)

RTO Transaction costs	--	($16,700)	($273)

Aris Transaction costs	($9,817)	--	--

Gain on loss of control of Aris	$56,886	--	--

Gain from equity accounting in associates	$2,192	$321	($2,015)

Gain on sale of Zancudo Project	$8,913	--	--

Gain (loss) on financial instruments	$49,624	($72,869)	($32,539)

Gain on sale of securities, net	--	$3,099	--

Foreign exchange gain (loss)	$2,679	($1,964)	($1,073)

	$93,308	($116,900)	($47,945)

Income before income tax	$231,705	$38,045	($111,786)

Income tax (expense) recovery

Current	($55,444)	($60,958)	($45,469)

Deferred	$3,707	($4,658)	$26,091

	($51,737)	($65,616)	($19,378)

Net income / (loss)	$179,968	($27,571)	($131,164)

Source: GCM filings.

(US$ ‘000)	Dec-21	Dec-20	Dec-19

Assets
Current

Cash and cash equivalents	$323,565	$122,508	$84,239

Cash in escrow	--	$144,409	$4,837

Gold bullion	$4,479	--	--

Gold trust account	--	$4,368	$5,760

Accounts receivable and other	$29,566	$24,193	$15,322

Inventories	$22,412	$30,374	$24,311

Prepaid expenses and deposits	$1,946	$2,855	$2,437
Non-current

Cash in trust	$783	$742	$751

Mining interests, plant and equipment	$455,778	$302,609	$207,485

Investments and other assets	$159,856	$18,507	$14,278

Total assets	$998,385	$650,565	$359,420

Liabilities and Equity

Current

Accounts payable and accrued liabilities	$35,213	$48,488	$29,921

Subscription receipts payable	--	$74,101	$5,070

Income tax payable	$15,739	$38,027	$28,788

Current portion of long-term debt	$8,135	$12,358	$18,000

Current portion of lease obligations	$1,718	$1,961	$701

Current portion of provision	$1,662	$1,174	$1,398

Amounts payable related to acquisitions of mining interests	$1,848	$2,280	$2,968

Non-current

Long-term debt	$306,131	$127,848	$72,015

Lease obligations	$2,087	$2,983	$1,556

Provisions	$22,655	$31,256	$23,908

Warrant liabilities	$32,195	$91,639	$38,700

Deferred revenue	$84,000	--	--

Deferred income taxed	$8,476	$22,222	$18,747

Total Liabilities	$519,859	$454,337	$241,772

Equity

Share capital	$626,042	$472,219	$446,015

Share purchase warrants	$10,252	--	--

Contributed surplus	$177,315	$180,498	$176,094

Accumulated other comprehensive loss	($122,696)	($115,837)	($109,046)

Deficit	($212,387)	($383,168)	($395,415)

Total equity	$478,526	$153,712	$117,648

Non-controlling interest	--	$42,516	--

Total equity	$478,526	$196,228	$117,648

Total liabilities and shareholders’ equity	$998,385	$650,565	$359,420

Source: GCM filings.

ARIS FORMAL VALUATION

Definition of Fair Market Value

For the purposes of the Formal Valuation, fair market value (“Fair Market Value”) means the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm’s length with the other, where neither party is under any compulsion to act.

In accordance with the Rules, BMO Capital Markets has made no downward adjustment to the Fair Market Value of the Aris Shares to reflect the liquidity of the Aris Shares, the effect of the Transaction on the Aris Shares, or the fact that the Aris Shares held by individual shareholders do not form part of a controlling interest. A valuation prepared on the foregoing basis is referred to as an en bloc valuation.

Approach to Value

The Aris Valuation is based upon techniques and assumptions that BMO Capital Markets considers appropriate in the circumstances for the purposes of arriving at a range of the Fair Market Value of the Aris Shares. The Fair Market Value of the Aris Shares was analyzed on a going concern basis, as Aris is expected to continue as a going concern and is expressed on a per share basis.

Aris Model

The Aris financial model is based on asset-by-asset life-of-mine projections received from Aris Management (the “Aris Model”). BMO Capital Markets applied analyst consensus commodity prices to the Aris Model. The following table summarizes the commodity prices used in the Aris Model:

Aris Commodity Price Model Inputs		2022	2023	2024	2025	2026	2027	Long-Term

Gold Median	(US$/oz)	$1,876	$1,812	$1,800	$1,700	$1,700	$1,713	$1,700

Silver Median	(US$/oz)	$24.46	$24.00	$23.33	$23.26	$23.75	$23.88	$22.50

Copper Median	(US$/lb)	$4.45	$4.08	$3.97	$3.75	$3.75	$3.54	$3.50

Source: Analyst broker reports.

Note: Analyst broker consensus gold price is based on a collection of research reports published no earlier than last 6 months prior to the date hereof.

Marmato

BMO Capital Markets understands based on discussions with Aris Management that the assumptions for the Marmato projections included in the Aris Model are based on the Marmato PFS and on the work undertaken by Aris to-date in its preparation of an updated PFS, due to be published in the coming months. The modelled mine inventory included in the Aris Model for Marmato includes approximately 1.2 million ounces of incremental gold compared to the reserves stated in the Marmato PFS. These additional ounces represent approximately 35 per cent of the incremental total resource beyond reserves for Marmato. There is also an additional 5.2 million ounces of resources not included in the Aris Model.

The following table summarizes Marmato’s modelled mine inventory:

	Tonnes	Grade	Contained Gold
	(Mt)	(g/t Au)	(koz)

Modelled Mine Inventory

Marmato gold inventory included in the Aris Model	31	3.2	3,198

Marmato Unmodelled Resources(1)	56	2.9	5,177

Source: Aris Model.

Note: The above table is based on the modelled mine inventory contained in the Aris Model, which has not been prepared to the standards of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and has not been reviewed by an independent qualified person pursuant to such instrument. BMO Capital Markets is not a qualified person under NI 43-101.

(1) Difference between total resources in the Marmato MRE and the gold inventory not modelled in the Aris Model.

The Aris Model assumes that the Lower Mine will commence production by the end of 2023, with a full ramp up completed by end of 2024. Total capital expenditures to develop the Lower Mine is forecasted to be approximately US$277 million.

On November 5, 2020, Aris announced a US$110 million precious metals stream on Marmato with Wheaton Precious Metals International Ltd. (“WPM”). On April 12, 2022, Aris amended the existing US$110 million stream with WPM to increase the aggregate total funding amount to US$175 million, with additional payments to Aris of (i) US$15 million received on April 12, 2022; and (ii) US$50 million payable during the construction and development of the Lower Mine.

WPM has agreed to purchase 10.5 per cent of gold produced from Marmato until 310,000 ounces of gold have been delivered, after which the purchased volume reduces to 5.25 per cent of gold produced. WPM will also purchase 100 per cent of silver produced from Marmato until 2.15 million ounces of silver have been delivered, after which the purchased volume reduces to 50 per cent of silver produced. WPM will make payments upon delivery equal to 18 per cent of the spot gold and silver prices until the uncredited portion of the upfront payment is reduced to zero, and 22 per cent of the spot gold and silver prices thereafter. The Aris Model reflects the stream with WPM and remaining upfront payments to be received from WPM.

BMO Capital Markets held multiple due diligence sessions with Aris Management to discuss the basis of the Aris Model preparation and underlying technical and financial inputs. BMO Capital Markets identified certain areas of risks inherent to Marmato. These risks include: (i) the potential for timing delays associated with the Lower Mine permitting and development; (ii) the fact that certain inputs for the Aris Model are based on Aris Management estimates, which estimates have not been prepared to the standards of NI 43-101 or reviewed by an independent qualified person pursuant to NI 43-101; (iii) the fact that geotechnical work is not currently completed to FS level; and (iv) the fact that certain outstanding surface rights have yet to be acquired. BMO Capital Markets also identified certain additional opportunities including: (i) the potential for an increase in production rate versus the forecasts for Marmato in the Aris Model; and (ii) unmodelled resources that could further extend the remaining LOM. BMO Capital Markets concluded that the assumptions for Marmato in the Aris Model were reasonable, and no further adjustments or sensitivities were required. However, the above risks and opportunities were considered when applying the value methodologies described below.

Please refer to Appendix A to see production and financial outputs.

Soto Norte

BMO Capital Markets understands based on discussions with Aris Management that the projections for Soto Norte included in the Aris Model are based on a Soto Norte study, prepared by Sociedad Minera de Santander in January 2021 when it was a wholly-owned subsidiary of Mubadala with assistance from various consultants including SRK Consulting (UK) Limited and SNC-Lavalin. The projections included in this Soto Norte study assume that a portion of the resources not currently included in reserves will be mined and, accordingly, approximately 1.2 million ounces of gold over and above the current reserves are included in the projections. This represents approximately 17 per cent of the incremental total resources beyond reserves for Soto Norte. Finally, there are approximately 6.2 million ounces of resources identified that are not included in the projections for Soto Norte in the Aris Model. The following table summarizes Soto Norte’s modelled mine inventory:

	Tonnes	Grade	Contained Gold
	(Mt)	(g/t Au)	(koz)

Modelled Mine Inventory

Gold inventory included in Financial Model(1)	32	6.0	6,172

Unmodelled Resource	46	4.2	6,188

Source: Aris Model.

Note: The above table is based on the modelled mine inventory contained in the Aris Model, which has not been prepared to the standards of NI 43-101 and has not been reviewed by an independent qualified person pursuant to such instrument. BMO Capital Markets is not a qualified person under NI 43-101. It is based on a 100 percent basis.

(1) Soto Norte unmodelled resources reflect the difference between the total Soto Norte resources as per the Soto Norte FS and the gold inventory not modelled in the Aris Model. Tonnes and grade are calculated based on the Aris Model and Soto Norte FS. The gold inventory not modelled includes resources from the satellite Galway and Calvista concessions which are based on a historical resource estimate prepared by SRK Consulting, effective June 11, 2018, but which are not included in the Soto Norte FS. The historical resource estimate has not been verified by Aris and was prepared prior to Aris acquiring an interest in Minesa.

The Aris Model assumes that all necessary permits for Soto Norte are received by the end of 2024, with construction commencing in 2025 and first production in 2028. The Aris Model assumes that Aris exercises its option to acquire an incremental ownership interest of 30 per cent, increasing its aggregate ownership to 50 per cent in the first quarter of 2025. The Aris Model estimates that total development capital expenditures for the construction of Soto Norte will be approximately US$1.2 billion, inclusive of pre-production operating costs, of which 50 per cent will be the responsibility of Aris.

BMO Capital Markets held multiple due diligence sessions with Aris Management to discuss the basis of the Aris Model preparation and underlying technical and financial inputs. BMO Capital Markets notes that there are certain risks inherent to Soto Norte. These risks include: (i) the potential for timing delays to permitting, construction and first production; (ii) the fact that certain inputs for the Aris Model are based on Aris Management estimates, which estimates have not been prepared to the standards of NI 43-101 or reviewed by an independent qualified person pursuant to NI 43-101; and (iii) the possibility that the current inflationary environment could result in higher capital costs. BMO Capital Markets also notes additional opportunities for Soto Norte, including the potential for resource upside that could further extend the LOM and/or support higher annual gold production than what is currently included in the Aris Model. BMO Capital Markets concluded that the assumptions for Soto Norte in the Aris Model were reasonable, and no further adjustments or sensitivities were required. However, the above risks and opportunities were considered when applying the value methodologies described below.

Please refer to Appendix B to see production and financial outputs.

Corporate G&A

The Aris Model includes annual corporate G&A of approximately US$9.4 million per annum.

Aris Valuation Methodologies

BMO Capital Markets considered a number of value methodologies, including trading value methodologies, which do not assume a change of control transaction, and in accordance with the Rules, as described above, en bloc value methodologies. The Fair Market Value range for the Aris Shares is based upon the en bloc value methodologies.

Trading value methodologies:

i.	comparable trading approach;
ii.	sum-of-the-parts approach based on comparable trading;

En-bloc value methodologies:

iii.	comparable trading approach plus precedent change of control premium;
iv.	precedent transactions approach; and
v.	sum-of-the-parts approach based on precedent transactions.

Net Asset Value

As an input into the various valuation methodologies, BMO Capital Markets calculated the net present value (“NPV”) for each individual mining asset by calculating, discounted to June 30, 2022, the estimated NPV of the future unlevered, after-tax free cash flows that a given mine was forecasted to generate based on the relevant financial model. The NPVs were calculated by applying a discount rate of 5 per cent, which represents the industry standard discount rate used for gold mines by equity research analysts allowing for a comparison of cash flows from different projects. In certain circumstances, as described below, BMO Capital Markets also added a per ounce value to the NPV of certain mining assets to account for unmodelled resources.

BMO Capital Markets calculated the consolidated net asset value (“NAV”) by taking the sum of the NPVs of the mining assets and adding values calculated for other assets and liabilities in the manner that BMO Capital Markets determined to be the most appropriate to the nature of each particular asset or liability.

BMO Capital Markets did not use discount rates based on a capital asset pricing model given the coefficient of determination, or R squared, for gold companies’ beta, as determined using the standard methodology used by BMO Capital Markets, is less than 0.20, which BMO Capital Markets uses as a cut-off to determine whether a beta is meaningful.

Comparable Trading Analysis

BMO Capital Markets reviewed a broad set of publicly traded gold development and gold production companies and compared those companies to Aris on several bases, including: jurisdiction, stage of development, estimated start-up date, run-rate production, development capital expenditures, capitalization and financial resources, total reserves and resources and number of assets. BMO Capital Markets also considered the risks and opportunities described above with respect to the Aris Model when comparing Aris to the comparable companies.

BMO Capital Markets analyzed the comparable companies’ multiples of price to NAV based on the median of equity research analysts estimates of NAV available to BMO Capital Markets.

BMO Capital Markets also considered the comparable companies’ multiples of enterprise value to total resources as a secondary metric.

BMO Capital Markets applied selected ranges of multiples of price to NAV (“P/NAV”) to the NAV calculated for Aris to derive an implied value range for Aris on a consolidated basis. BMO Capital Markets then calculated a value for the outstanding Aris options and warrants at such implied value range. The value of the options and warrants was then deducted from such implied value range for Aris on a consolidated basis to calculate an implied value range for the Aris Shares.

Sum-of-the-Parts based on Comparable Trading Analysis

BMO Capital Markets also considered a sum-of-the-parts valuation (“SoTP”) based on the comparable trading analysis (the “SoTP Comparable Trading”). BMO Capital Markets analyzed the multiples of enterprise value to NPV of mining assets (“EV/NPV”) for comparable publicly traded gold development and production companies and selected ranges of EV/NPV multiples for each of the Aris mining assets and for Aris’ corporate G&A. BMO Capital Markets calculated values for the other assets and liabilities of Aris and then calculated an implied value range for Aris on a consolidated basis based on the sum of the individual values of all such items. BMO Capital Markets then calculated a value for the outstanding Aris options and warrants at such implied value range for Aris on a consolidated basis. The value of the options and warrants was then deducted from such implied value range to calculate an implied value range for the Aris Shares.

Comparable Trading Analysis Plus Precedent Change of Control Premium Analysis

When assessing the en bloc value of Aris, BMO Capital Markets considered a comparable trading plus precedent change of control premium analysis. BMO Capital Markets reviewed change of control premia paid in precedent transactions of greater than US$50 million in the mining industry since 2000. A selected range of premia was then applied to the value calculated per Aris Share using the comparable trading methodology described above.

Precedent Transaction Analysis

BMO Capital Markets reviewed precedent acquisition transactions involving gold development and producing assets that BMO Capital Markets, based on its experience, considered relevant. BMO Capital Markets focused on selecting precedent transactions involving assets considered most comparable to Aris, taking into account the same criteria as described in the comparable trading analysis and taking into account the risks and opportunities described above with respect to the Aris Model.

BMO Capital Markets primarily analyzed the multiple of P/NAV based on, to the extent available to BMO Capital Markets, the median of equity research analyst estimates of the NAV at the date of each precedent transaction. BMO Capital Markets also considered the precedent transactions’ multiples of enterprise value to total resources as a secondary metric.

BMO Capital Markets applied selected ranges of multiples of P/NAV to the NAV calculated for Aris to derive an implied value range for Aris on a consolidated basis. BMO Capital Markets then calculated a value range for the outstanding Aris options and warrants at such implied value range. The value of the options and warrants was then deducted from such implied value range to calculate an implied value range for the Aris Shares.

Sum-of-the-Parts based on Precedent Transactions Analysis

BMO Capital Markets considered a SoTP valuation based on precedent transactions using the same approach as described above for the SoTP Comparable Trading, except (i) selecting multiples of EV/NPV based on precedent transactions; and (ii) calculating the values of certain other assets and liabilities, as deemed appropriate, based on a transaction value context assuming that an arm’s length third party was considering a purchase of Aris (the “SoTP Precedent Transactions”).

Value of Aris

Aris NAV

The Aris NAV was calculated by BMO Capital Markets as shown below:

	Model

Mining Asset

Marmato5% NPV	(US$mm)	$651

Marmato Unmodelled Resource	(US$ mm)	$26

Soto Norte5% (50%) NPV (1)	(US$ mm)	$588

Soto Norte Unmodelled Resource	(US$ mm)	$15

Total Mining Assets	(US$ mm)	$1,280

(-) Corporate G&A5% NPV	(US$ mm)	($114)

(-) Gold Linked Notes	(US$ mm)	($78)

(-) Convertible Debt	(US$ mm)	($35)

(-) Lease Liability	(US$ mm)	($0.4)

(-) Soto Norte Deferred Payment	(US$ mm)	($50)

(+) Cash	(US$ mm)	$114

Aris Model NAV	(US$ mm)	$1,116

Source: Aris Model.

(1) The Aris Model includes a negative cash outflow of approximately US$300 million in 2025 representing the payment required for Aris to increase its ownership to 50 percent. Note: Cash is as of June 30, 2022 estimate.

As shown in the above table, BMO Capital Markets determined that it would be appropriate to include within the Aris NAV a value for unmodelled resources at Marmato and Soto Norte. BMO Capital Markets applied a multiple of US$5 per ounce of gold to such unmodelled resources. BMO Capital Markets determined the above value per ounces with reference to early stage development companies’ EV/resources multiples. BMO Capital Markets also took into account the fact that unmodelled resources would likely be economically more marginal and/or mined at the end of the currently forecasted mine lives.

Within the Aris NAV, corporate G&A is modelled and discounted over the LOM of the Aris mining assets. BMO Capital Markets included within the NAV calculation: (i) the Aris Convert at face value; (ii) the Gold Linked Notes at carrying value; and (iii) the Soto Norte Deferred Payment at the value owed by Aris to be paid in 2023.

BMO Capital Markets does not explicitly ascribe value on a standalone basis to Juby given that: (i) it is common practice for development companies to have non-core assets in their portfolios to which equity research analysts attribute no explicit value, which would be reflected in the multiples of comparable companies and precedent transactions; (ii) BMO Capital Markets has already attributed value to the exploration upside at both Marmato and Soto Norte via application of a resource multiple; and (iii) based on discussions with Aris Management, BMO Capital Markets understands that following a drilling program completed in 2021, Aris is considering its work program for Juby, however, no budget has been approved as at the date hereof.

Aris Options and Warrants

When calculating the value of Aris options and warrants for the various value methodologies, BMO Capital Markets used a Black Scholes model using a volatility of 45 per cent, interest rate based on Canadian CDOR rate and no assumed dividends.

Comparable Companies

BMO Capital Markets considered the following publicly traded gold development companies for the purposes of the comparable trading analysis (the “Developer Comparable Companies”): Ascot Resources Ltd., Belo Sun Mining Corp., Liberty Gold Corp., Orla Mining Ltd., Novagold Resources Inc., Orezone Gold Corp., Osisko Mining Inc., Probe Metals Inc., Sabina Gold & Silver Corp., Seabridge Gold Inc., Falco Resources Ltd., Gabriel Resources Ltd., Goldquest Mining Corp., Treasury Metals Inc.

BMO Capital Markets also considered the following publicly traded gold producer companies for the purposes of the comparable trading analysis (the “Junior Producer Comparable Companies”): Dundee Precious Metals Inc., Equinox Gold Corp., Galiano Gold Inc., K92 Mining Inc., Lundin Gold Inc., Mandalay Resources Corp., Pan African Resources Plc, Perseus Mining Ltd., Resolute Mining Ltd., Superior Gold Inc., Torex Gold Resources Inc., Victoria Gold Corp., Wesdome Gold Mines Ltd.

Developer Comparable Companies

					Valuation
Company	Market Capitalization	Enterprise Value	Location	Stage	P / NAV	EV / NPV	EV / Resource
	(US$ mm)	(US$ mm)	(Country)		(Ratio)	(Ratio)	(US$/oz Au Eq.)

Novagold	$1,544	$1,458	USA	PFS	0.78x	0.75x	$65

Orla	$790	$813	Mexico	Construction	0.60x	0.57x	$45

Orezone	$441	$435	Burkina Faso	Construction	0.54x	0.52x	$78

Osisko Mining	$757	$664	Canada	PEA	0.41x	0.37x	$90

Belo Sun	$120	$102	Brazil	FS	0.36x	0.32x	$15

Sabina	$425	$268	Canada	FS	0.31x	0.22x	$29

Probe Metals	$144	$108	Canada	PEA	0.31x	0.25x	$27

Seabridge Gold	$1,002	$960	Canada	PFS	0.26x	0.25x	$3

Ascot	$123	$85	Canada	Construction	0.21x	0.16x	$26

Liberty	$126	$95	USA	PEA	0.21x	0.17x	$15

Goldquest	$45	$33	Dominican Republic	PFS	0.14x	0.10x	$13

Gabriel Resources	$170	$171	Romania	FS	0.11x	0.11x	$9

Treasury	$37	$18	Australia	PEA	0.10x	0.05x	$6

Falco	$43	$54	Canada	FS	0.08x	0.10x	$6
Median	$157	$139			0.29x	0.23x	$21

Source: Company filings, FactSet, broker research reports

Note: Based on FactSet market data as of July 22, 2022.

Junior Producer Comparable Companies

				Valuation

Company	Market Capitalization	Enterprise Value	Location	P / NAV	EV / NPV	EV / Resource

	(US$ mm)	(US$ mm)	(Country)	(Ratio)	(Ratio)	(US$/oz Au Eq.)

Wesdome	$1,052	$1,007	Canada	0.88x	0.87x	$391

Perseus	$1,624	$1,414	Ivory Coast, Ghana	0.76x	0.73x	$153

Lundin	$1,507	$1,907	Ecuador	0.67x	0.72x	$197

Pan African	$504	$519	South Africa	0.67x	0.68x	$13

K92 Mining	$1,443	$1,260	Papa New Guinea	0.58x	0.54x	$232

Galiano	$89	$39	Ghana	0.54x	0.34x	$27

Mandalay	$171	$162	Australia, Sweden	0.50x	0.48x	$47

Dundee	$900	$495	Bulgaria, Namibia	0.48x	0.33x	$24

Victoria	$463	$608	Canada	0.47x	0.53x	$125

Torex	$613	$372	Mexico	0.41x	0.30x	$42

Equinox	$1,263	$1,331	Brazil, Mexico, USA	0.38x	0.37x	$34

Resolute	$204	$365	Mali, Senegal	0.38x	0.51x	$46

Superior Gold	$65	$55	Australia	0.35x	0.31x	$11

GCM	$292	$180	Colombia	0.13x	0.08x	$18

Median	$558	$507		0.49x	0.49x	$44

Source: Company filings, FactSet, broker research reports.

Note: Based on FactSet market data as of July 22, 2022.

On a consolidated basis, BMO Capital Markets selected a range of multiples from 0.15x to 0.30x P/NAV for Aris, resulting in an implied range of values for the Aris Shares on a comparable trading basis of C$1.42 to C$2.55. The value range calculated based on the comparable trading methodology is used as an input into the comparable trading plus precedent change of control premium methodology, as described below.

As shown below, for the SoTP Comparable Trading, BMO Capital Markets selected a range of multiples of EV/NPV of 0.25x to 0.40x for Marmato and 0.10x to 0.20x for Soto Norte. The

value range for the Aris Shares based on the SoTP Comparable Trading methodology is described under the SoTP Approach heading below.

No company utilized in the comparable trading analysis is identical to Aris. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgements concerning the differences between Aris and the companies to which it is being compared as well as other factors that could affect trading values.

Comparable Trading Analysis Plus Precedent Change of Control Premium

BMO Capital Markets considered data on premia paid in precedent transactions as set out below:

Median Precedent Premia	1-Day Premia	1-Week Premia	1-Month Premia	Number of
				Transactions
	(%)	(%)	(%)	(#)
All Transactions	35%	40%	42%	361

Development / Exploration	42%	49%	51%	186

Mix	26%	36%	38%	14

Producer	30%	30%	38%	161

All Cash	40%	42%	48%	116

Cash and Shares	35%	39%	45%	71

All Shares	31%	39%	40%	174

All Transactions LTM	30%	--	45%	13

All Transactions Last 3 Years	41%	--	45%	42

Gold Developer LTM	85%	--	86%	6

Gold Developer Last 3 Years	59%	--	61%	17

Source: Bloomberg, company filings, FactSet.

Note: Based on median of corporate global mining transactions greater than US$50 mm since 2000.

When assessing the en bloc value of Aris, BMO Capital Markets applied a premium of 60 per cent to the low end, and a premium of 40 per cent to the high end, of the range of values per Aris Share calculated using the comparable trading value methodology.

The comparable trading plus precedent change of control premium analysis implied a range of share prices for the Aris Shares of C$2.27 to C$3.57.

Precedent Transactions

BMO Capital Markets reviewed a broad set of precedent acquisitions of gold development and gold producing companies and assets. BMO Capital Markets selected precedent transactions to be applied to Aris, both on a consolidated basis and for purposes of the SoTP Precedent Transactions involving: (i) companies with a limited amount of production and significant brownfield expansion projects or fully funded development companies that were close to production; and (ii) development companies and assets with permitting challenges. The selected precedent transactions are set out in the table below:

					Capitalization		Valuation

Announcement	Acquirer	Target	Country	Stage	Equity Value	EV	EV / NPV	P / NAV

					(US$ mm)	(US$ mm)	(x)	(x)

Companies with a limited amount of production but significant brownfield expansion projects or fully funded developers that are close to production

05-Jul-22	Hecla	Alexco	Canada	Construction	$77	$79	0.31x	0.30x

14-Mar-21	Evolution	Battle North	Canada, U.S.	Construction	$284	$247	0.72x	0.75x

16-Feb-21	Boroo	Lagunas Norte (Barrick)	Peru	FS	$84	$137	1.27x	1.54x

05-Jan-21	Agnico Eagle	TMAC	Canada	Production	$231	$283	0.94x	0.93x

16-Dec-20	Equinox Gold	Premier Gold	Canada / Mexico / U.S.	Mix	$595	$557	0.55x	0.56x

03-Jun-20	Zijin Mining	Guyana Goldfields	Guyana	Production	$239	$220	1.81x	1.70x

23-Dec-19	Allied Gold	Sadiola	Mali	FS	$67	$67	0.65x	0.65x

02-Dec-19	Zijin	Continental Gold	Colombia	Construction	$928	$1,187	0.82x	0.78x

Median					$235	$234	0.77x	0.76x

Developers with permitting challenges

14-Jun-22	Orla	Gold Standard	U.S.	FS	$186	$173	0.46x	0.48x

09-Aug-21	G Mining	Tocantinzinho (Eldorado)	Brazil	FS	$101	$101	1.11x	1.11x

31-May-21	Dundee Precious Metals	INV Metals	Ecuador	FS	$104	$99	0.17x	0.18x

15-Mar-21	Gran Colombia	Gold X Mining	Guyana	Scoping Study	$213	$202	0.29x	0.30x

21-Jun-18	Orion	Dalradian	UK	PFS	$399	$303	0.44x	0.51x

21-Oct-14	Lundin Gold	Fruta del Norte (Kinross)	Ecuador	Resource Estimate	$240	$240	0.40x	0.40x

12-Jul-13	Alamos Gold	Esperanza Resources	Mexico	Scoping Study	$76	$40	0.17x	0.28x

14-Oct-09	Pan American Silver	Aquiline Resources	Argentina, Peru	PFS	$590	$600	0.93x	0.93x

24-Jul-08	Kinross	Aurelian	Ecuador	Resource Estimate	$1,023	$971	0.67x	0.69x

21-Apr-08	Eldorado	Frontier Pacific	Colombia, Greece, Peru	Resource Estimate	$151	$130	n.a.	n.a.

Median					$200	$188	0.44x	0.48x

Median (All Developers)					$157	$163	0.65x	0.66x
Source: Company filings, FactSet, broker research reports.

On a consolidated basis, BMO Capital Markets selected a range of multiples from 0.35x to 0.45x P/NAV for Aris, resulting in an implied range of prices for the Aris Shares on a precedent transaction basis of C$2.90 to C$3.57.

As shown below, for the SoTP Precedent Transactions, BMO Capital Markets selected a range of multiples of EV/NPV of 0.50x to 0.60x for Marmato and 0.15x to 0.25x for Soto Norte. The value range for the Aris Shares based on the SoTP Comparable Trading methodology is described under the SoTP Approach heading below.

No company or transaction utilized in the precedent transaction analysis is identical to Aris or the Transaction. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgements concerning the differences between each of Aris, the Transaction and the companies and transactions to which it is being compared as well as other factors that could affect transaction values.

SoTP Approach

The following table sets out the calculation of the values of the Aris Shares using the SoTP Comparable Trading and SoTP Precedent Transactions approaches:

		SoTP Comparable Trading		SoTP Precedent Transactions

	Model	EV / NPV Multiple	Value Range	EV / NPV Multiple	Value Range

Mining Asset	(US$ mm )	(x)	(US$ mm )	(x)	(US$ mm )

Marmato5% NPV	$677	0.25x - 0.40x	$169 - $271	0.50x - 0.60x	$338 - $406

Soto Norte5% (50%) NPV	$603	0.10x - 0.20x	$60 - $121	0.15x - 0.25x	$90 - $151

Total Mining Assets			$229 - $391		$429 - $557

(-) Corporate G&A5%	($114)	0.25x - 0.40x	($29) - ($46)	0.50x - 0.60x	($57) - ($68)

(-) Gold Linked Notes	($112)		($78)	1.00x	($112)

(-) Convertible Debt	($34)	1.00x	($34)	1.00x	($34)

(-) Lease Liability	($0.4)	1.00x	($0.4)	1.00x	($0.4)

(-) Soto Norte Deferred Payment	($50)	1.00x	($50)	1.00x	($50)

(+) Cash	$114	1.00x	$114	1.00x	$114

Aris SoTP Value - Pre-Options / Warrants			$153 - $297		$290 - $407

(-) Options and Warrants			($12) - ($49)		($44) - ($80)

Aris SoTP Value			$141 - $248		$246 - $327

Aris SoTP Value Per Share (C$)			C$1.29 - C$2.28		C$2.26 - C$3.00

Source: Aris Model, Aris Management, Aris filings, BMO Capital Markets.

Note: USD/CAD exchange rate of 0.7790x based on FactSet as of July 22, 2022. Cash is as of June 30, 2022 estimate.

Corporate G&A was valued at the same multiple as Marmato as such costs were viewed as being necessary costs at a corporate level to support operations regardless of the status and development of Soto Norte.

The value of the Gold Linked Notes for the SoTP Comparable Trading is the carrying value on the balance sheet of Aris today. BMO Capital Markets selected such value as being most comparable to the other companies whose multiples were used to select multiple ranges, whereby debt and other liabilities are generally calculated based on the reported balance sheets of such companies.

For the SoTP Precedent Transactions, BMO Capital Markets calculated a value of Gold Linked Notes at a long-term gold price of US$1,700 per ounce, taking into account the value of the embedded floor price of US$1,400 per ounce. BMO Capital Markets also considered that the obligation to deliver gold pursuant to the Gold Linked Notes is not tied to production of gold by Aris and accordingly a buyer would be expected to view the Gold Linked Notes as a fixed liability. BMO Capital Markets used a five per cent discount rates to value the Gold Linked Notes for the SoTP Precedent Transactions methodology.

BMO Capital Markets calculated the value of the out-of-the-money Aris Convert at 96.7 per cent of par using a convertible debenture value model. Given the ability for Aris to call the convert at any time, the Aris Convert was viewed as having limited to nil embedded option value.

For the SoTP Comparable Trading, the implied value range for the Aris Shares is C$1.29 to C$2.28 per share. For the SoTP Precedent Transactions, which provides an en bloc value, the implied value range for the Aris Shares is C$2.26 to C$3.00 per share. BMO Capital Markets did not separately apply a premium to the SoTP Comparable Trading, as the SoTP Precedent Transaction provides an en bloc value. The SoTP Comparable Trading is used as part of the fairness analysis, as described below.

Benefits of Acquiring 100 per cent of Aris Shares

BMO Capital Markets reviewed and considered whether any material value (operating or financial synergies) could accrue to a purchaser through the acquisition of 100 per cent of the Aris Shares. BMO Capital Markets considered two scenarios: (i) an acquisition of 100 per cent of Aris by any party via an arm’s length transaction; and (ii) the Transaction. BMO Capital Markets considered material value that might be derived as a result of: (i) savings of direct costs resulting from being a publicly listed entity; (ii) savings of other corporate expenses including, but not limited to, senior management, legal, finance, information technology, human resources, sales and marketing; and (iii) reduced operating costs and capital expenditures resulting from rationalizing such expenditures between Aris’ operations and the operations of such purchaser.

Aris Standalone Synergies Available to Any Buyer

BMO Capital Markets considered the synergies that could be achieved by any purchaser of Aris and the amount of synergies that such acquirer might pay in an open and unrestricted auction for Aris. It was determined based on a review of current corporate G&A costs and discussions with Aris Management that the annual synergies that could be achieved by a purchaser of Aris would approximate a full elimination of corporate G&A costs, which are estimated to be approximately US$9.4 million per annum. BMO Capital Markets also understands that, given these costs are incurred in Canada while Aris’ mines are located in Colombia, Aris does not realize a tax shield from its corporate G&A expense. BMO Capital Markets has also deducted change of control costs of approximately US$5.9 million, on the basis that a buyer would view those as related to achieving the synergies. BMO Capital Markets calculated an NPV of such synergies net of change of control costs, which would be an incremental source of NAV.

The NPV for such synergies net of change of control costs discounted at a 5 per cent discount rate is approximately US$104 million. This assumes that such G&A costs are incurred until 2040, which is the end of the forecasted mine life for Marmato in the Aris Model. In an open and unrestricted auction for Aris, we estimate that a purchaser would pay for approximately 50 per cent of such synergies, resulting in an NPV of approximately US$52 million, which would increase the overall NAV of Aris.

The following table summarizes the annual Aris corporate G&A:
(US$ ‘000s)
Salaries and related benefits	$5,482
Office expenses	$428
Investor relations	$373
Directors Fees	$435
Other general & administrative	$2,689
Total G&A	$9,408
NPV of the G&A savings net of Aris Change of Control Costs	$104,260

NPV of 50% of the G&A savings net of Aris Change of Control Costs	$52,130
Source: Aris Management

Acquisition by GCM through the Transaction

BMO Capital Markets also considered synergies expected to be realized in the Transaction and the expected costs to achieve such synergies. Based on discussions with Aris Management, we understand that the synergies that can be realized in the Transaction result from the combined company G&A costs, which are expected to be lower than the sum of the G&A costs for Aris and GCM on a standalone basis. To quantify those synergies, BMO Capital Markets compared the forecasted G&A costs in both the Aris Model and GCM Model to the expected G&A costs for the combined company based on guidance provided by Aris Management. Based on this analysis, the forecasted annual savings to corporate G&A are expected to be approximately US$6.9 million per annum until 2029 when for modelling purposes it is assumed Segovia reserves are not continuously replaced and production ceases, and approximately US$6.4 million per annum from 2030 onwards. BMO Capital Markets also understands that the combined company G&A costs will be incurred largely in Canada. Therefore, BMO Capital Markets has not assumed any tax shield given the combined pro forma assets are in Colombia and Guyana. BMO Capital Markets also deducted change of control costs of approximately US$15.5 million for the Transaction. BMO Capital Markets calculated an NPV of US$62 million for such synergies net of change of control costs, which would increase the overall NAV of the combined company.

The following table summarizes the breakdown of the forecasted synergies:

(US$ ‘000s)	Aris G&A	GCM G&A	MergeCo G&A	Synergies
Salaries and related benefits	$5,482	$3,545	$6,500	$2,527
Office expenses	$428	$277	$400	$305
Investor relations	$373	$720	$500	$593
Directors Fees	$435	$434	$450	$419

Other general & administrative	$2,689	$3,526	$3,700	$2,515	(1)

Sub-total	$9,408	$8,501	$11,550	$6,359

Segovia Mine Level G&A	--	$6,426	$5,926	$500

Total Adjusted Annual G&A	$9,408	$14,927	$17,476	$6,859	(1)

One off other costs	--	$3,128	--	$3,128

Total G&A	$9,408	$18,054	$17,476	$9,986

NPV of the G&A Savings Net of GCM Change of Control Costs				$61,932	(1)

Source: Aris Management

(1)

Total adjusted annual G&A of US$6,859 million used to calculate NPV of G&A savings from 2022 to 2029. G&A post 2029 is reduced to reflect that, for modelling purposes, it is assumed that Segovia reserves are not continuously replaced and production ceases.

Implication of Synergies for the Formal Valuation and Opinion

BMO Capital Markets determined that, both in the case of synergies that could be achieved by any party and in the case of synergies expected to be realized in the Transaction, no additional value should be added to the values calculated through the methodologies used to calculate an en bloc Fair Market Value of the Aris Shares. BMO Capital Markets reached this conclusion as the en bloc value methodologies used by BMO Capital Markets either incorporate a premium based on precedent transactions or use multiples based on precedent transactions, which already incorporate a change of control premium reflecting an expectation of synergies. BMO Capital Markets believes that such methodologies appropriately reflect the value of the expected synergies for an acquisition of Aris.

In respect of the synergies expected to be realized in connection with the Transaction, BMO Capital Markets considered an allocation between the parties in connection with its analysis of fairness of the Consideration to be received by Aris Shareholders other than the GCM Group, as described below.

ARIS VALUATION SUMMARY

The following table summarizes the range of the Fair Market Value of the Aris Shares on an en bloc basis based on the methodologies described above. In arriving at the Fair Market Value of the Aris Shares, BMO Capital Markets did not attribute specific quantitative weight to any particular valuation methodology. BMO Capital Markets made qualitative judgments based upon BMO Capital Markets’ experience in rendering such opinions and on prevailing circumstances as to the significance and relevance of each valuation methodology, with the SoTP Precedent Transactions approach viewed as warranting the most weight on a relative basis.

En Bloc Value of Aris Shares
C$ per share	Low	High
Comparable Trading Analysis Plus Precedent Change of Control Premium	C$2.27	C$3.57

Precedent Transactions Approach	C$2.90	C$3.57

SoTP Precedent Transactions Approach	C$2.26	C$3.00

ARIS VALUATION CONCLUSION

Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as at July 24, 2022, the Fair Market Value of the Aris Shares, determined on an en bloc basis as required under the Rules, is in the range of C$2.30 to C$3.10 per Aris Share.

GCM VALUATION

Approach to Value

The Formal Valuation is based upon techniques and assumptions that BMO Capital Markets considers appropriate in the circumstances for the purposes of arriving at a range of the Fair

Market Value of the GCM Shares. The Fair Market Value of the GCM Shares was analyzed on a going concern basis, as GCM is expected to continue as a going concern and is expressed on a per share basis. In assessing the Fair Market Value of the GCM Shares, BMO Capital Markets relied upon trading value approaches for the GCM Shares since Aris Shareholders receiving GCM Shares as Consideration will individually be receiving a minority interest in GCM and will not be able to affect the control of GCM. Accordingly, BMO Capital Markets concluded that it was not appropriate to consider methodologies that are based on the assumption of a change of control transaction or an en bloc value.

GCM Model

The GCM financial model (the “GCM Model”) was received by BMO Capital Markets from Aris. BMO Capital Markets understands from discussions with Aris Management that the GCM Model is based on inputs from GCM Management. BMO Capital Markets applied analyst consensus commodity prices to the GCM Model. The following table summarizes the commodity prices used in the model:

GCM Commodity Price Model Inputs			2022	2023	2024	2025	2026	2027	Long-Term

Gold Median	(US$/oz	)	$1,876	$1,812	$1,800	$1,700	$1,700	$1,713	$1,700

Silver Median	(US$/oz	)	$24.46	$24.00	$23.33	$23.26	$23.75	$23.88	$22.50

Zinc Median	(US$/lb	)	$1.60	$1.40	$1.21	$1.20	$1.20	$1.20	$1.15

Lead Median	(US$/lb	)	$1.01	$1.00	$0.98	$0.90	$0.91	$0.90	$0.93
Source: Broker research reports. Note: Analyst street consensus gold price is sourced from research reports published no earlier than last six months to the applicable date.

Segovia

The projections for Segovia included in the GCM Model include 1.999 million ounces, which equates to 100 per cent of the current reserves and 49 per cent of the incremental total resources beyond reserves and results in an eight year mine from the start of 2022. This mine life assumption is supported by a strong track record of resources to reserves conversion at Segovia. The following table summarizes modelled mine inventory at Segovia:

	Tonnes	Grade	Contained Gold
	(Mt)	(g/t Au)	(koz)
Modelled Mine Inventory
Segovia gold inventory included in the GCM Model	5.7	11.0	1,999

Source: GCM Model.

Note: The above table is based on the modelled mine inventory contained in the Aris Model, which has not been prepared to the standards of NI 43-101 and has not been reviewed by an independent qualified person pursuant to such instrument. BMO Capital Markets is not a qualified person under NI 43-101.

BMO Capital Markets held due diligence sessions with Aris Management and a due diligence session with GCM Management to discuss the GCM Model. BMO Capital Markets notes that there are certain risks and opportunities associated with Segovia. These risks include: (i) a limited reserve life; and (ii) the fact that certain inputs for the GCM Model are based on Aris Management and GCM Management estimates, which estimates have not been prepared to the standards of NI 43-101 or reviewed by an independent qualified person pursuant to NI 43-101. BMO Capital Markets also notes certain additional opportunities, including potential for further resource conversion and exploration given the track record of adding additional ounces to further extend the LOM of Segovia. BMO Capital Markets concluded that the projections for Segovia in the GCM Model were reasonable, and no further adjustments or sensitivities were required. However, the above risks and opportunities were considered when applying the value methodologies described below.

Please refer to Appendix C for operational and financial outputs relating to Segovia.

Toroparu

The projections for Toroparu included in the GCM Model are based on the Toroparu PEA. BMO Capital Markets understands, based on discussions with Aris Management and GCM Management, that ongoing work on a PFS for Toroparu was also taken into account when preparing the GCM Model. The GCM Model assumes receipt of all necessary permits for Toroparu by the end of 2022. Construction is forecasted to commence in the second half of 2022. The GCM Model forecasts open pit mining to commence in 2024.

The GCM Model assumes total development capital expenditure for Toroparu will be approximately US$637 million, of which US$355 million will be spent on the initial development of the project and US$281 million will be spent on the expansion of the project starting in 2027.

The following table summarizes Toroparu’s modelled mine inventory:

	Tonnes	Grade	Contained Gold
	(Mt)	(g/t Au)	(koz)
Modelled Mine Inventory
Toroparu gold inventory included in the GCM Model	107.3	1.8	6,156

Source: GCM Model.

Note: The above table is based on the modelled mine inventory contained in the GCM Model, which has not been prepared to the standards of NI 43-101 and has not been reviewed by an independent qualified person pursuant to such instrument. BMO Capital Markets is not a qualified person under NI 43-101.

The modelled mine inventory is based on the Toroparu PEA, reflecting approximately 50 per cent of the open pit measured and indicated resources and 100 per cent of the underground resources.

The GCM Model also includes a stream on Toroparu purchased by WPM. WPM will purchase 10 per cent of the gold and 50 per cent of the silver production in exchange for up-front cash deposits totalling US$153.5 million, of which US$138 million is still payable. In addition, WPM will make ongoing payments to GCM once Toroparu is in operation as follows: (i) Gold - the lesser of the market price and US$400 per payable ounce of gold delivered over the life of Toroparu, subject to a 1 per cent annual increase starting after the third year of production; and (ii) Silver - the lesser of the market price and US$3.90 per payable ounce of silver delivered over the life of Toroparu, subject to a 1 per cent annual increase starting after the fourth year of production. The GCM Model reflects the stream with WPM and remaining upfront payments to be received from WPM.

BMO Capital Markets held due diligence sessions with Aris Management and a due diligence session with GCM Management to discuss the GCM Model. BMO Capital Markets notes that there are certain risks associated with Toroparu. These risks include: (i) the potential for timing delays associated with permitting, construction and first production; (ii) the fact that certain inputs for the GCM Model are based on GCM Management and Aris Management estimates, which estimates have not been prepared to the standards of NI 43-101 or reviewed by an independent qualified person pursuant to NI 43-101; and (iii) the possibility that the current inflationary environment could result in higher capital costs. BMO Capital Markets also notes certain additional opportunities including the potential for significant resource upside that could further extend mine life and/or support higher annual gold production than what is currently included in the GCM Model.

Please refer to Appendix D for operational and financial outputs related to Toroparu. BMO Capital Markets concluded that the forecasts for Toroparu included in the GCM Model had certain risks that warranted a sensitivity analysis. BMO Capital Markets understands from discussions with GCM Management that GCM is considering certain measures, including the use of contractor mining, to manage upfront capital expenditures for the development of Toroparu. The Toroparu PEA did not envision the use of contractor mining. BMO Capital Markets believes that such potential change introduces a risk of operating cost escalation as compared to the GCM Model. BMO Capital Markets also identified potential for timing delays given the remote project location and the need to obtain all necessary permits. Thus, BMO Capital Markets created a Toroparu sensitivity case for the GCM Model by (i) incorporating a one-year delay to first production; and (ii) increasing operating costs by 10 per cent (“Toroparu Sensitivity Case”). No other changes were made to the GCM Model in order to derive the Toroparu Sensitivity Case.

Please refer to Appendix E for operational and financial outputs regarding the Toroparu Sensitivity Case.

Summary of GCM Corporate G&A

GCM corporate G&A is based on the GCM Model with approximately US$14.9 million of corporate G&A per annum until 2029 reducing to US$8.5 million in 2030. The reduction in G&A is based on the forecasted closure of Segovia, resulting in GCM only having Toroparu in production from 2030 onwards.

Approach to GCM Valuation

In calculating the Fair Market Value of the GCM Shares, BMO Capital Markets relied on the SoTP Comparable Trading methodology given the significant contribution of Segovia and Toroparu as assets with very different value and risk profiles and the meaningful portion of value of GCM that is derived from the Aris Shares owned by GCM.

Value of GCM Shares

BMO Capital Markets selected the Developer Comparable Companies and Junior Producer Comparable Companies for the SoTP Comparable Trading analysis of GCM. Thus, the comparable companies set used for GCM and Aris are consistent given the significant similarities between the two companies.

For the SoTP Comparable Trading value, BMO Capital Markets applied a selected range of EV/NPV multiples of 0.30x to 0.50x for Segovia and 0.10x to 0.20x for Toroparu.

The selected multiples for Segovia are based on the Junior Producer Comparable Companies. The selected multiples for Toroparu are based the Developer Comparable Companies. BMO

Capital Markets considered the risks and opportunities mentioned in the GCM Model section in selecting multiples.

The following table sets out the calculation of the values of the GCM Shares on a SoTP Comparable Trading:

			GCM Model		Toroparu Sensitivity Case
		Model	EV / NPV Multiple	Value Range	EV / NPV Multiple	Value Range

Mining Asset		(US$ mm)	(x)	(US$ mm)	(x)	(US$ mm)

Segovia5% NPV		$573	0.30x - 0.50x	$172 - $286	0.30x - 0.50x	$172 - $286
	Toroparu Sensitivity

Toroparu5% NPV	Case NPV: $881 mm	$1,111	0.10x - 0.20x	$111 - $222	0.10x - 0.20x	$88 - $176

Total Mining Assets				$283 - $508		$260 - $462

(+) Aris Equity Interest		$471		$62 - $109		$62 - $109

(-) Corporate G&A5%		($164)	0.30x - 0.50x	($49) - ($82)	0.30x - 0.50x	($49) - ($82)

(-) Senior Unsecured Debt Notes		($300)	1.00x	($300)	1.00x	($300)

(-) Convertible Debentures		($14)	1.00x	($14)	1.00x	($14)

(-) Lease Liabilities		($4)	1.00x	($4)	1.00x	($4)

(+) Cash and Cash Equivalent		$263	1.00x	$263	1.00x	$263

(+) Gold Bullion		$3	1.00x	$3	1.00x	$3

(+) Aris Convert and Aris Gold Linked Notes		$45	1.00x	$45	1.00x	$45

(+) Aris Warrants		$5	1.00x	$3 - $12	1.00x	$3 - $12

(+) Market Value of Denarius		$9	1.00x	$9	1.00x	$9

(+) Market Value of Western Atlas		$1	1.00x	$1	1.00x	$1

GCM SoTP Value - Pre-Options / Warrants				$302 - $551		$279 - $505

(-) Options & Warrants				($17) - ($60)		($14) - ($51)

GCM SoTP Value				$285 - $490		$265 - $454

GCM SoTP Value Per Share (C$ / Share)				C$3.70 - C$6.36		C$3.44 - C$5.89

Source: GCM Model, BMO Capital Markets.

Note: USD/CAD exchange rate of 0.7790x based on FactSet as of July 22, 2022.

Corporate G&A was valued at the same multiple as Segovia as such costs were viewed as being necessary costs at a corporate level to support current operations.

The value of Aris Shares, warrants, Gold Linked Notes and Aris Convert are based on the value calculated for such items by BMO Capital Markets using methodologies consistent with those used in the SoTP Comparable Trading value of Aris described above.

BMO Capital Markets valued the GCM Convert at 100.6 per cent of par using a convertible debentures value model.

Denarius and Western Atlas equity interests were valued at their respective market values as of July 24, 2022.

Options and warrants were valued based on a Black Scholes model using a constant volatility of 35 per cent, interest rate based on Canadian CDOR rate and an assumed $0.015 monthly dividend.

The SoTP Comparable Trading value implies a range of values for the GCM Shares on a trading basis of C$3.70 to C$6.36 per share for the GCM Model and C$3.44 to C$5.89 per share for the Toroparu Sensitivity Case.

The following table summarizes the range of Fair Market Value of the GCM Shares on a trading basis resulting from the SoTP Comparable Trading analysis:

Value of the Consideration

C$ per share	Low	High

GCM Model	C$3.70	C$6.36

Toroparu Sensitvity Case	C$3.44	C$5.89

GCM VALUATION CONCLUSION

Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as at July 24, 2022, the Fair Market Value of the GCM Shares is in the range of C$3.70 to C$5.75 per GCM Share.

APPROACH TO FAIRNESS

In calculating the Formal Valuation of the Aris Shares, as required by the Rules, BMO Capital Markets has not made any downward adjustment to reflect the liquidity of the securities, the effect of the Transaction on the securities or the fact that the securities do not form part of a controlling interest. This approach provides an en bloc value for Aris, which contrasts with the value approach used to value the Consideration whereby BMO Capital Markets assessed the trading value of the GCM Shares to be received. As described above, BMO has also assessed the trading value of the Aris Shares.

In considering the fairness of the Consideration to be received by Aris Shareholders other than the GCM Group (“Minority Shareholders”), BMO Capital Markets considered that (i) the Transaction is a share for share exchange with no cash consideration; (ii) Minority Shareholders of Aris will maintain approximately 29 per cent exposure to the assets they have today (vs. 56 per cent pre-Transaction) and gain approximately 29 per cent exposure to the assets of GCM and to synergies realized from the Transaction; (iii) Minority Shareholders will continue to be investors in a company with board and senior management level leadership of Aris; and (iv) Aris currently has a single shareholder with approximately 44 per cent ownership position, as a result of which such shareholder has negative control over matters requiring shareholder approval by way of a special resolution and effective control over matters requiring shareholder approval by a simple majority vote assuming a turnout of less than 88 per cent of the total shares outstanding, whereas immediately following the Transaction there will be no such major shareholder with negative control of GCM.

Taking these factors into account, BMO Capital Markets concluded that the appropriate comparisons for considering the fairness of the Consideration to Aris Shareholders other than

GCM include a comparison of: (i) the Consideration – 0.500 GCM Shares per Aris Share – to a range of exchange ratios calculated by comparing the trading values calculated for each of Aris and GCM; and (ii) the value of the Consideration using a pro forma SoTP Comparable Trading value (including synergies and change of control costs) to the SoTP Comparable Trading value of Aris as further described below.

Exchange Ratio Analysis

BMO Capital Markets focused on the SoTP Comparable Trading value of each of Aris and GCM for the purposes of the exchange ratio analysis.

The Aris SoTP Comparable Trading range used for the purposes of calculating the exchange ratio is C$1.29 to C$2.28, the GCM Model SoTP Comparable Trading range used is C$3.70 to C$6.36 and GCM Toroparu Sensitivity Case is C$3.44 to C$5.89.

In comparing SoTP Comparable Trading values for each of Aris and GCM, BMO Capital Markets compared the low end of one company’s range of values to the high end of the other company’s range of values and calculated an implied exchange ratio of GCM Shares per Aris Share on the basis of such values. When making this comparison, BMO Capital Markets made adjustments to ensure that the applicable high or low value of Aris used in a comparison was the same value included within the SoTP Comparable Trading value of GCM.

The following table summarizes the ranges of implied exchange ratios calculated by BMO Capital Markets using this methodology:

Exchange Ratio (1)

	Low	High

GCM Model	0.22x	0.53x

Toroparu Sensitvity Case	0.24x	0.56x

(1) When comparing Aris high end of the value range with GCM low end of the value range, the GCM Model and Toroparu Sensitivity Case values are C$4.33 per share and C$4.08 per share, respectively. When comparing Aris low end of the value range with GCM high end of the value range, the GCM Model and Toroparu Sensitivity Case values are C$5.80 per share and C$5.31 per share, respectively.

BMO Capital Markets considered that the Consideration - 0.500 GCM Shares per Aris Share - falls within the ranges calculated using the exchange ratio analysis above.

Pro Forma SoTP Analysis

BMO Capital Markets also compared the value of the Consideration to be received using a calculation of pro forma SoTP Comparable Trading value (including synergies and change of control costs) to the SoTP Comparable Trading value of Aris. BMO Capital Markets considered that it would be appropriate to allocate synergies net of costs to the respective shareholders of Aris and GCM in proportion to the ownership that such shareholders would have based on their pre-synergy contribution to the SoTP Comparable Trading value, as set out in the exchange ratio analysis.

As described above, BMO Capital Markets calculated an NPV of synergies net of change of control costs for the Transaction of approximately US$61.9 million.

Based on the Consideration - 0.500 GCM Shares per Aris Share - BMO Capital Markets calculated the following pro forma SoTP Comparable Trading value per Aris Share, shown in the table below:

Equity Value of the Consideration

C$ per share	Low	High

Aris SoTP Trading Value	C$1.29	C$2.28

Pro Forma SoTP Trading Value	C$1.74	C$2.94

Toroparu Sensitivity Case Pro Forma SoTP Trading Value	C$1.65	C$2.78

BMO Capital Markets considered that based on the Consideration – 0.500 GCM Shares per Aris Share, the pro forma trading value ranges exceed the standalone SoTP Trading Value range.

FAIRNESS OPINION CONCLUSION

Based upon and subject to the foregoing, and such other matters considered relevant, BMO Capital Markets is of the opinion that, as at the date hereof, the Consideration to be received by the Aris Shareholders pursuant to the Transaction is fair, from a financial point of view, to the Aris Shareholders (other than the GCM Group).

Yours very truly,

/s/ BMO Nesbitt Burns Inc.

BMO Nesbitt Burns Inc.

APPENDIX A – Marmato Operating and Financial Summary

		2022	2023	2024	2025	2026	2027	2028	2029	Remaining LoM Average

Au Produced	(koz)	42	111	185	193	199	179	164	155	156

Ag Produced	(koz)	148	356	477	449	478	408	340	316	343

Revenue	(US$ mm)	$80	$202	$332	$329	$338	$307	$278	$264	$265

Mining Costs	(US$ mm)	($28)	($70)	($86)	($79)	($80)	($75)	($73)	($72)	($71)

Processing Costs	(US$ mm)	($8)	($16)	($26)	($25)	($26)	($25)	($24)	($24)	($23)

G&A and Other	(US$ mm)	($13)	($24)	($43)	($45)	($46)	($43)	($40)	($37)	($34)

Royalty	(US$ mm)	($7)	($18)	($29)	($29)	($30)	($27)	($25)	($23)	($23)

EBITDA	(US$ mm)	$24	$74	$148	$151	$157	$137	$116	$107	$101

Capex	(US$ mm)	($89)	($186)	($43)	($9)	($10)	($26)	($23)	($32)	($10)

Sustaining Capital	(US$ mm)	($3)	($25)	($21)	($8)	($10)	($26)	($23)	($32)	($10)

Expansion Capital	(US$ mm)	($87)	($161)	($22)	($0)	($0)	($0)	($0)	($0)	($1)

Tax	(US$ mm)	($0)	($10)	($24)	($53)	($54)	($56)	($47)	($38)	($36)

Working Capital and Other	(US$ mm)	$59	$77	--	--	--	--	--	--	$5

Asset Cash Flow	(US$ mm)	($6)	($46)	$82	$89	$93	$55	$46	$37	$55

APPENDIX B – Soto Norte Operating and Financial Summary (100 per cent basis)

		2025	2026	2027	2028	2029	2030	2031	2032	Remaining LoM Average

Au Produced	(koz)	--	--	--	448	443	375	484	536	380

Ag Produced	(koz)	--	--	--	2,597	3,005	2,796	2,715	2,139	1,884

Cu Produced	(Mlbs)	--	--	--	11	11	10	10	10	8

Revenue	(US$ mm)	--	--	--	$761	$758	$637	$823	$911	$646

Mining Costs	(US$ mm)	--	--	--	($103)	($93)	($72)	($73)	($75)	($55)

Processing Costs	(US$ mm)	--	--	--	($142)	($130)	($116)	($136)	($135)	($112)

G&A and Other	(US$ mm)	--	--	--	$41	$57	$51	$51	$40	$17

Royalty	(US$ mm)	--	--	--	($28)	($28)	($24)	($30)	($32)	($23)

EBITDA	(US$ mm)	--	--	--	$529	$564	$476	$635	$709	$274

Capex	(US$ mm)	($289)	($534)	($304)	($65)	($48)	($40)	($36)	($30)	($20)

Sustaining Capital	(US$ mm)	--	--	--	($38)	($48)	($40)	($36)	($30)	($19)

Expansion Capital	(US$ mm)	($289)	($534)	($304)	($27)	--	($0)	$0	($0)	($0)

Tax	(US$ mm)	--	--	--	($91)	($171)	($123)	($182)	($212)	($173)

Working Capital and Other	(US$ mm)	($27)	($51)	($29)	($20)	$26	$4	($29)	$17	$10

Asset Cash Flow	(US$ mm)	($316)	($585)	($333)	$353	$371	$317	$387	$484	$183

APPENDIX C – Segovia Operating and Financial Summary

		2022	2023	2024	2025	2026	2027	2028	2029

Au Produced	(koz)	195	230	230	230	230	230	230	230

Revenue	(US$ mm)	$377	$431	$428	$405	$405	$408	$404	$404

Mining Costs	(US$ mm)	($125)	($147)	($147)	($147)	($147)	($147)	($147)	($147)

Processing Costs	(US$ mm)	--	--	--	--	--	--	--	--

G&A and Other	(US$ mm)	($40)	($41)	($40)	($39)	($38)	($38)	($38)	($38)

Royalty	(US$ mm)	($25)	($29)	($29)	($29)	($29)	($29)	($29)	($29)

EBITDA	(US$ mm)	$187	$214	$212	$190	$190	$194	$190	$190

Capex	(US$ mm)	($61)	($48)	($50)	($46)	($46)	($46)	($46)	($46)

Sustaining Capital	(US$ mm)	($53)	($44)	($46)	($42)	($42)	($42)	($42)	($42)

Expansion Capital	(US$ mm)	($8)	($4)	($4)	($4)	($4)	($4)	($4)	($4)

Tax	(US$ mm)	($59)	($61)	($66)	($63)	($55)	($53)	($52)	($50)

Working Capital and Other	(US$ mm)	--	--	--	--	--	--	--	--

Asset Cash Flow	(US$ mm)	$67	$105	$96	$81	$90	$95	$93	$95

APPENDIX D – Toroparu Operating and Financial Summary

		2022	2023	2024	2025	2026	2027	2028	2029	Remaining LoM Average

Au Produced	(koz)	--	--	280	228	204	207	189	171	229

Ag Produced	(koz)	--	--	70	57	104	63	24	152	114

Cu Produced	(Mlbs)	--	--	--	--	--	--	--	8,012	7,405

Revenue	(US$ mm)	--	--	$506	$389	$350	$357	$322	$323	$418

Mining Costs	(US$ mm)	--	--	($42)	($43)	($42)	($45)	($44)	($41)	($88)

Processing Costs	(US$ mm)	--	--	($36)	($39)	($39)	($40)	($40)	($75)	($77)

G&A and Other	(US$ mm)	--	--	($14)	($14)	($15)	($15)	($15)	($16)	($15)

Royalty	(US$ mm)	--	--	($40)	($33)	($30)	($30)	($28)	($26)	($32)

EBITDA	(US$ mm)	--	--	$373	$260	$224	$227	$194	$166	$206

Capex	(US$ mm)	($131)	($223)	($12)	($33)	($24)	($94)	($188)	($14)	($32)

Sustaining Capital	(US$ mm)	--	--	($12)	($33)	($24)	--	--	($14)	($32)

Expansion Capital	(US$ mm)	($131)	($223)	--	--	--	($94)	($188)	--	n.a.

Tax	(US$ mm)	--	--	($70)	($54)	($42)	($37)	($16)	($28)	($50)

Working Capital and Other	(US$ mm)	$50	$88	($58)	($31)	($27)	($29)	($25)	($29)	($28)

Asset Cash Flow	(US$ mm)	($82)	($135)	$233	$141	$130	$68	($34)	$94	$90

APPENDIX E – Toroparu Sensitivity Case Operating and Financial Summary

		2022	2023	2024	2025	2026	2027	2028	2029	Remaining LoM Average

Au Produced	(koz)	--	--	--	280	228	204	207	189	226

Ag Produced	(koz)	--	--	--	70	57	104	63	24	116

Cu Produced	(Mlbs)	--	--	--	--	--	--	--	--	7,437

Revenue	(US$ mm)	--	--	--	506	389	350	357	322	413

Mining Costs	(US$ mm)	--	--	--	($47)	($47)	($46)	($49)	($49)	($94)

Processing Costs	(US$ mm)	--	--	--	($39)	($43)	($43)	($44)	($44)	($85)

G&A and Other	(US$ mm)	--	--	--	($16)	($16)	($16)	($17)	($17)	($17)

Royalty	(US$ mm)	--	--	--	($40)	($33)	($30)	($30)	($28)	($32)

EBITDA	(US$ mm)	--	--	--	$363	$250	$215	$217	$184	$186

Capex	(US$ mm)	($131)	($156)	($67)	($12)	($33)	($24)	($94)	($188)	($31)

Sustaining Capital	(US$ mm)	--	--	--	($12)	($33)	($24)	--	--	($31)

Expansion Capital	(US$ mm)	($131)	($156)	($67)	--	--	--	($94)	($188)	n.a.

Tax	(US$ mm)	--	--	--	($70)	($54)	($42)	($37)	($16)	($49)

Working Capital and Other	(US$ mm)	$50	$88	--	($58)	($31)	($27)	($29)	($25)	($28)

Asset Cash Flow	(US$ mm)	($82)	($68)	($67)	$223	$132	$121	$58	($44)	$73

APPENDIX F – Aris Historical Trading

C$ per share except as indicated	High	Low	Volume

2021

January	$2.52	$2.28	972,307

February	$3.20	$2.34	2,021,268

March	$2.45	$2.15	1,088,019

April	$2.54	$2.11	4,707,308

May	$2.48	$2.19	2,896,726

June	$2.31	$2.00	1,422,275

July	$2.15	$1.87	686,337

August	$2.03	$1.72	611,179

September	$1.92	$1.29	844,401

October	$1.65	$1.30	877,229

November	$1.80	$1.41	1,016,378

December	$1.58	$1.33	898,817

2022

January	$1.64	$1.31	593,608

February	$1.79	$1.27	1,448,014

March	$1.95	$1.50	3,891,658

April	$2.02	$1.61	5,855,142

May	$2.07	$1.55	1,628,131

June	$2.11	$1.65	1,384,570

July(1)	$1.87	$1.55	1,122,713

Source: Bloomberg

1. Up to and including July 22, 2022

APPENDIX G – GCM Historical Trading

C$ per share except as indicated	High	Low	Volume

2021

January	$8.25	$6.27	11,576,276

February	$6.48	$5.65	10,100,746

March	$6.20	$5.34	17,081,794

April	$5.88	$5.23	8,660,649

May	$5.57	$5.03	15,271,074

June	$5.89	$5.01	19,847,179

July	$5.25	$4.55	8,158,682

August	$4.95	$4.51	8,326,320

September	$5.25	$4.62	8,723,109

October	$5.30	$4.71	6,926,546

November	$5.70	$5.04	9,442,393

December	$5.36	$4.92	8,158,403

2022

January	$5.54	$4.92	7,119,095

February	$5.87	$5.07	9,548,548

March	$6.05	$5.67	11,479,174

April	$5.91	$5.25	8,153,928

May	$5.23	$4.30	7,073,504

June	$4.45	$3.53	10,984,147

July(1)	$3.53	$3.14	5,283,189

Source: Bloomberg

1. Up to and including July 22, 2022

APPENDIX J

CANACCORD FAIRNESS OPINION

[See attached]

J-2	Canaccord Genuity Corp. P.O. Box 516 161 Bay Street, Suite 3100 Toronto, ON M5J 2S1 Canada T: 416.869.7368 www.canaccordgenuity.com

July 24, 2022

Aris Gold Corporation

As represented by

The Board of Directors

550 Burrard Street, Suite 2900

Vancouver, BC

V6C 0A3

To the Board of Directors,

Canaccord Genuity Corp. (“we” or “Canaccord Genuity”) understands that Aris Gold Corporation (the “Company”) intends to enter into a definitive arrangement agreement prior to the opening of the Toronto Stock Exchange (“TSX”) on July 25, 2022 (the “Arrangement Agreement”) with GCM Mining Corp. (“GCM”), pursuant to which GCM will acquire, by way of plan of arrangement under the Business Corporations Act (British Columbia), all of the issued and outstanding common shares of the Company (the “Company Shares”) not currently owned by GCM for a total consideration equal to 0.5 of a common share in the capital of GCM (with each whole share being a “GCM Share”) for each Company Share (the “Consideration”), with such arrangement as a whole being defined herein as the “Arrangement”. We understand that GCM currently owns, beneficially, 60,991,545 Company Shares, 18,444,445 listed share purchase warrants of the Company and 7,500,000 unlisted share purchase warrants of the Company, the 7.5% convertible unsecured debenture of a wholly-owned subsidiary of the Company with a principal amount of US$35 million, and US$9,463,555 of 7.5% secured gold-linked notes of the Company trading on the NEO Exchange Inc. We further understand that the Arrangement is subject to, among other things, the requisite approvals of holders of Company Shares (the “Company Shareholders”) and holders of GCM Shares (the “GCM Shareholders”) for the Arrangement, which consist of the affirmative vote of at least (i) 66 2/3% of the votes cast in person or by proxy by the Company Shareholders at a special meeting of the Company Shareholders, (ii) a simple majority of the votes cast in person or by proxy by the Company Shareholders at a special meeting of the Company Shareholders, excluding the votes of any shareholder whose votes are required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), and (iii) a simple majority of the votes cast in person or by proxy by GCM Shareholders at a special meeting of GCM Shareholders.

We have been advised by counsel to the Company that BMO Nesbitt Burns Inc. was retained by the special committee of the Board of Directors of the Company to provide an independent formal valuation of the Company Shares and the GCM Shares prepared in accordance with MI 61-101 (the “Valuation”). Canaccord Genuity has not been asked to provide, and has not prepared, a valuation with respect to any securities of the Company or GCM and this Opinion (as defined herein) should not be construed as such. Further, Canaccord Genuity did not review the Valuation as part of the analyses performed in arriving at the Opinion.

The terms and conditions of, and other matters relating to, the Arrangement will be more fully described in the Arrangement Agreement and will be further described in the joint management information circular of GCM and the Company (the “Management Information Circular”), which will be mailed to the GCM Shareholders and the Company Shareholders in connection with the Arrangement. Canaccord Genuity further understands that, in connection with the Arrangement, (i) each of the senior officers and directors of the Company intends to enter into a voting support agreement with GCM and the Company pursuant to which, and subject to the terms and conditions thereof, they will agree to, among other matters, vote their Company Shares in favour of the Arrangement (each, a “Company Support Agreement”) representing approximately 9.0% of the issued and outstanding Company Shares, and (ii) each of the senior officers and directors of GCM intends to enter into a voting support agreement with the Company and GCM pursuant to which, and subject to the terms and conditions thereof, they will agree to, among other matters, vote their GCM Shares in favour of the issuance of GCM Shares to the Company Shareholders pursuant to the Arrangement (the “GCM Support Agreement”), representing approximately 3.0% of the issued and outstanding GCM Shares.

The Company has retained Canaccord Genuity to provide advice and assistance to the Company and to its Board of Directors, including the preparation and delivery to the Board of Directors of Canaccord Genuity’s opinion (the “Opinion”) as to the fairness to the Company Shareholders (other than GCM and its affiliates), from a financial point of view, of the Consideration to be received by the Company Shareholders (other than GCM and its affiliates) pursuant to the Arrangement. Canaccord Genuity understands that the Opinion will be for the use of the Board and will be one factor, among others, that the Board of Directors will consider in determining whether to approve or recommend the Arrangement. This Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of Investment Industry Regulatory Organization of Canada (“IIROC”) but IIROC has not been involved in the preparation or review of the Opinion.

All dollar amounts herein are expressed in Canadian dollars, unless otherwise indicated.

Engagement

Canaccord Genuity was formally engaged by the Company through an agreement between the Company and Canaccord Genuity (the “Engagement Agreement”) dated June 29, 2022. The Engagement Agreement provides the terms upon which Canaccord Genuity has agreed to act as a financial advisor to the Company in connection with the Arrangement during the term of the Engagement Agreement. The terms of the Engagement Agreement provide that Canaccord Genuity is to be paid certain fees for its services as financial advisor, including (i) a fee due upon delivery of the Opinion, no part of which is contingent upon the Opinion being favourable or upon the successful completion of the Arrangement or any alternative transaction, (ii) a fee payable upon completion of the Arrangement or any alternative transaction and (iii) a fee payable in the event that the Arrangement is not completed and a break-up fee or other termination fee is paid to the Company. In addition, the Company has agreed to reimburse Canaccord Genuity for its reasonable out-of-pocket expenses and to indemnify Canaccord Genuity in respect of certain liabilities that might arise in connection with its engagement.

Canaccord Genuity consents to the inclusion of the Opinion in its entirety and a summary thereof in the Management Information Circular, and to the filing thereof, as necessary, by GCM and the Company with the securities commissions or similar regulatory authorities in each province and territory of Canada and with the TSX, provided that the contents of the Management Information Circular (i) comply with all applicable laws (including applicable published policy statements of Canadian securities regulatory authorities), and (ii) are approved in writing by Canaccord Genuity, which approval shall not be unreasonably withheld.

Independence of Canaccord Genuity

Neither Canaccord Genuity nor any of its affiliates (as such term is defined in the Securities Act (Ontario)) is an insider, associate, or affiliate of the Company or GCM. Canaccord Genuity and its affiliates have not been engaged to provide any financial advisory services to, and have not acted as lead or co-lead manager on any offering of securities of, the Company, GCM, or any of their respective affiliates during the two years preceding the date on which Canaccord Genuity was engaged by the Board of Directors in respect of the Arrangement, other than services provided under the Engagement Agreement or described herein. During this period, Canaccord Genuity acted as joint-bookrunner of GCM’s US$300 million offering of 6.875% senior unsecured notes due in 2026, which closed on August 9, 2021.

The fees paid to Canaccord Genuity pursuant to the Engagement Agreement are not, in the aggregate, financially material to Canaccord Genuity and do not give Canaccord Genuity any financial incentive in respect of either the conclusions reached in the Opinion or the outcome of the Arrangement. There are no understandings, agreements or commitments between Canaccord Genuity and either the Company, GCM, or any of their respective associates or affiliates with respect to any future business dealings. However, Canaccord Genuity may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services to the Company, GCM, or any of their respective associates or affiliates.

In addition, Canaccord Genuity and its affiliates act as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have long or short positions in the securities of the Company, GCM, or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it receives or may receive commission(s). As an investment dealer, Canaccord Genuity and its affiliates conduct research on securities and may, in the ordinary course of their business, provide research reports and investment advice to their clients on investment matters, including with respect to the Company, GCM, and/or the Arrangement. In addition, Canaccord Genuity and its affiliates may, in the ordinary course of their business, provide other financial services to the Company, GCM, or any of their associates or affiliates, including advisory, investment banking and capital market activities such as raising debt or equity capital. The rendering of this Opinion will not in any affect Canaccord Genuity’s ability to continue to conduct such activities.

Credentials of Canaccord Genuity

Canaccord Genuity is an independent investment bank which provides a full range of corporate finance, merger and acquisition, financial restructuring, sales and trading, and equity research services. Canaccord Genuity operates in North America, the United Kingdom, Europe, Asia, Australia, South America and the Middle East.

The Opinion expressed herein represents the views and opinions of Canaccord Genuity, and the form and content of the Opinion have been approved for release by a committee of Canaccord Genuity’s managing directors, each of whom is experienced in merger, acquisition, divestiture, fairness opinion, and capital markets matters.

Scope of Review

In arriving at its Opinion, Canaccord Genuity has reviewed, analysed, considered and relied upon (without attempting to independently verify the completeness or accuracy thereof) or carried out, among other things, the following:

1.	execution copy of the Arrangement Agreement (including accompanying schedules and Company and GCM disclosure letters) to be dated July 25, 2022;

2.	execution copy of the Company Support Agreement with each of the senior officers and directors of the Company to be dated July 25, 2022;

3.	execution copy of the GCM Support Agreement with each of the senior officers and directors of GCM to be dated July 25, 2022;

4.	final press release to be dated July 25, 2022 in connection with the Arrangement;

5.	the Company’s corporate presentation dated July 2022;

6.	GCM’s corporate presentation dated June 2022;

7.	the Company’s Revised National Instrument 43-101 Technical Report and Pre-Feasibility Study of the Marmato Project dated March 17, 2020;

8.	the Company’s National Instrument 43-101 Technical Report and Feasibility Study of the Soto Norte Gold Project dated January 1, 2021;

9.	the Company’s National Instrument 43-101 Updated Mineral Resource Estimate of the Juby Gold Project dated July 14, 2020;

10.	GCM’s National Instrument 43-101 Technical Report and Pre-Feasibility Study of the Segovia Project dated December 31, 2021;

11.	GCM’s National Instrument 43-101 Revised Technical Report and Preliminary Economic Assessment of the Toroparu Project dated December 1, 2021;

12.	the Company’s technical due diligence report on the Toroparu Project, prepared by AMC Mining Consultants (Canada) Ltd. and dated July 19, 2022;

13.	the Company’s technical due diligence report on the Segovia Project, prepared by Datamine Australia Pty. Ltd (Snowden Optiro) and dated July 21, 2022;

14.	the Company’s draft financial model of the Company and GCM;

15.	the Company’s audited consolidated financial statements and associated management’s discussion and analysis as at and for the periods ended December 31, 2021, 2020 and 2019;

16.	the Company’s unaudited condensed interim consolidated financial statements and associated management’s discussion and analysis as at and for the three months ended March 31, 2022;

17.	GCM’s audited consolidated financial statements and associated management’s discussion and analysis as at and for the periods ended December 31, 2021, 2020 and 2019;

18.	GCM’s unaudited condensed interim consolidated financial statements and associated management’s discussion and analysis as at and for the three months ended March 31, 2022;

19.	the notice of meeting and management information circular of the Company with respect to the annual and special meeting of shareholders held on June 3, 2022;

20.	the notice of meeting and management information circular of GCM with respect to the annual meeting of shareholders held on June 15, 2022;

21.	recent press releases, material change reports and other public documents filed by the Company on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com;

22.	recent press releases, material change reports and other public documents filed by GCM on the SEDAR at www.sedar.com;

23.	discussions with members of the Company’s senior management concerning the Company’s financial condition, the Arrangement, the industry and its future business prospects;

24.	certain other internal financial, operational and corporate information prepared or provided by the management of the Company;

25.	discussions with the Company’s Special Committee;

26.	discussions with GCM’s senior management concerning GCM’s business plan and growth prospects;

27.	publicly available information with respect to comparable transactions considered by Canaccord Genuity to be relevant;

28.

publicly available information relating to the business, operations, financial performance and stock trading history with respect to the Company, GCM and other selected public companies considered by Canaccord Genuity to be relevant;

29.	selected reports published by equity research analysts and industry sources regarding the Company, GCM and other comparable public entities considered by Canaccord Genuity to be relevant;

30.

representations contained in a certificate, addressed to Canaccord Genuity and dated as of the date hereof, from senior officers of the Company as to the completeness and accuracy of the information upon which this Opinion is based and certain other matters; and

31.	such other corporate, industry and financial market information, investigations and analyses as Canaccord Genuity considered necessary or appropriate in the circumstances.

Canaccord Genuity has not, to the best of its knowledge, been denied access by the Company or GCM to any information requested by Canaccord Genuity. Canaccord Genuity did not meet with the auditors of the Company or GCM and has assumed the accuracy and fair presentation of, and has relied upon, without independent verification, the consolidated financial statements of each of the Company and GCM, and the reports of the auditors thereon where provided.

Prior Valuations

The Company has represented to Canaccord Genuity that, to the best of its knowledge, information and belief, there have not been any prior valuations (as defined in MI 61-101) of the Company or any of its affiliates or any of their respective material assets, securities or liabilities in the past two years other than the Valuation.

Assumptions and Limitations

The Opinion is subject to the assumptions, qualifications, explanations and limitations set forth herein.

Canaccord Genuity has not prepared a formal valuation or appraisal of the Company or GCM or any of their respective securities or assets and the Opinion should not be construed as such. Canaccord Genuity has, however, conducted such analyses as it considered necessary and appropriate at the time and in the circumstances. In addition, the Opinion is not, and should not be construed as, advice as to the price at which any securities of the Company or GCM may trade at any future date. We are not legal, tax or accounting experts, have not been engaged to review any legal, tax or accounting aspects of the Arrangement and express no opinion concerning any legal, tax or accounting matters concerning the Arrangement. Without limiting the generality of the foregoing, Canaccord Genuity has not reviewed and is not opining upon the tax treatment pursuant to the Arrangement.

As provided for in the Engagement Agreement, Canaccord Genuity has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, documents, advice, opinions, representations and other materials, whether in written, electronic, graphic, oral or any other form or medium, including as it relates to the Company, GCM and any of their respective affiliates, obtained by it from public sources, or provided to it by the Company and/or GCM and/or their respective associates, affiliates, agents, consultants and advisors (collectively, the “Information”), and we have assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make such Information not misleading. The Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. Subject to the exercise of our professional judgment, we have not attempted to verify independently the completeness, accuracy and fair presentation of any of the Information. With respect to the financial projections provided to Canaccord Genuity used in the analysis supporting the Opinion, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgements of management of the Company as to the matters covered thereby and which, in the opinion of the Company are (and were at the time of preparation and continue to be) reasonable in the circumstances. By rendering the Opinion, we express no view as to the reasonableness of such forecasts, projections, estimates or the assumptions on which they are based.

In preparing the Opinion, Canaccord Genuity has made several assumptions, including that all of the conditions required to implement the Arrangement will be met, that the final version of the Arrangement Agreement, the Company Support Agreements and the GCM Support Agreements (collectively, the “Transaction Agreements”) will be the same in all material respects to the most recent versions thereof reviewed by us, and to the extent there are any differences, such differences are immaterial, that all of the representations and warranties contained in the Transaction Agreements are true and correct as of the date hereof (subject to the Company and GCM disclosure letters), that the Arrangement will be completed substantially in accordance with its terms and all applicable laws, and that the Management Information Circular sent to the Company Shareholders and GCM Shareholders in connection with the Arrangement will disclose all material facts relating to the Arrangement and will satisfy all applicable legal requirements.

Senior officers of the Company have represented to Canaccord Genuity in a certificate delivered as of the date hereof, among other things, that (i), the Information, provided to Canaccord Genuity by the Company or its affiliates or its or their representatives, agents or advisors, for the purpose of preparing the Opinion (the “Company Information”), was, at the date the Company Information was provided to Canaccord Genuity, and is at the date hereof, complete, true and correct in all material respects and did not and does not contain any untrue statement of a material fact in respect of the Company or its affiliates or the Arrangement; (ii) the Company Information did not and does not omit to state a material fact in relation to the Company or its affiliates or the Arrangement necessary to make the Company Information not misleading in light of the circumstances under which the Company Information was provided; (iii) since the dates on which the Company Information was provided to Canaccord Genuity, there has been no material change or change in material facts, financial or otherwise, in or relating to the financial condition, assets, liabilities (whether accrued, absolute, contingent or otherwise), business, operations or prospects of the Company or any of its affiliates and, no material change or change in material facts has occurred in the Company Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion; (iv) since the dates on which the Company Information was provided to Canaccord Genuity, except for the Arrangement, no material transaction has been entered into by the Company or any of its affiliates which has not been publicly disclosed; (v) the certifying officers have no knowledge of any facts or circumstances, public or otherwise, not contained in or referred to in the Company Information provided to Canaccord Genuity by the Company or its affiliates which would reasonably be expected to affect the Opinion, including the assumptions used, the procedures adopted, the scope of the review undertaken or the conclusion reached; (vi) the Company has not filed any confidential material change reports or any confidential filings pursuant to applicable securities legislation that remain confidential; (vii) other than as disclosed in the Company Information or the Arrangement Agreement, neither the Company nor any of its affiliates has any material contingent liabilities (either on a consolidated or non-consolidated basis) and there are no actions, suits, claims, arbitrations, proceedings, investigations or inquiries pending or (to the knowledge of the certifying officers) threatened against or affecting the Arrangement, the Company or any of its affiliates, at law or in equity or before or by any international, multi-national, national, federal, provincial, state, municipal or other governmental department, commission, bureau, board, agency or instrumentality or stock exchange which may in any way materially affect the Company or any of its affiliates or the Arrangement; (viii) all financial material, documentation and other data concerning the Arrangement or the Company and its affiliates, excluding any projections, budgets, strategic plans, financial forecasts, models, estimates and other future-oriented financial information concerning the Company and its affiliates (collectively, “FOFI”), provided to Canaccord Genuity by or on behalf of the Company were prepared on a basis consistent in all material respects with the accounting policies applied in the most recent audited consolidated financial statements of the Company and do not contain any untrue statement of a material fact or omit to state any material fact necessary to make such financial material, documentation or other data not misleading in light of the circumstances in which such financial material, documentation and other data were provided to Canaccord Genuity; (ix) all FOFI provided to Canaccord Genuity (a) was reasonably prepared on bases reflecting reasonable estimates, assumptions, and judgements of the Company; (b) was prepared using assumptions which are (and were at the time of preparation) and continue to be, reasonable in the circumstances, having regard to the Company’s industry, business, financial condition, plans and prospects, as applicable; and (c) does not contain any untrue statement of a material fact or omit to state any material fact necessary to make such FOFI (as of the date of preparation thereof) not misleading in light of the assumptions used at the time, any developments since the time of their preparation, or the circumstances in which such FOFI was provided to Canaccord Genuity; (x) no verbal or written offers or serious negotiations for, at any one time, all or a material part of the properties and assets owned by or the securities of the Company or any of its affiliates have been received, made or occurred within the two years preceding the date hereof and which have not been provided to Canaccord Genuity; (xi) there are no agreements, undertakings, commitments or understandings (written or oral, formal or informal) materially relating to the Arrangement, except as have been disclosed in writing and in complete detail to Canaccord Genuity; (xii) the contents of any and all documents prepared or to be prepared in connection with the Arrangement by the Company for filing with regulatory authorities or delivery or communication to securityholders of the Company (collectively, the “Disclosure Documents”) have been, are and will be true and correct in all material respects and have been, are and will not contain any misrepresentation and the Disclosure Documents have complied, comply and will comply with all requirements under applicable laws; (xiii) to the best of the knowledge of the certifying officers (a) the Company has no information or knowledge of any facts, public or otherwise, not specifically provided to Canaccord Genuity relating to the Company or any of its affiliates which would reasonably be expected to materially affect the Opinion; (b) with the exception of financial forecasts, budgets, models, projections or estimates referred to in (d), below, the Company Information provided by or on behalf of the Company to Canaccord Genuity, in connection with the Arrangement is, or in the case of Disclosure Documents or data, was, at the date of preparation, true, correct and accurate in all material respects, and no additional material, data or information would be required to make the data provided to Canaccord Genuity by or on behalf of the Company not misleading in light of circumstances in which it was prepared; (c) to the extent that any of the information in the Disclosure Documents identified in (b), above, is historical, there have been no changes in material facts or new material facts since the respective dates thereof which have not been disclosed to Canaccord Genuity or updated by more current Disclosure Documents that has been disclosed; and (d) any portions of the information in the Disclosure Documents provided to Canaccord Genuity which constitute financial forecasts, budgets, models, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of the Company, are (and were at the time of preparation) reasonable in the circumstances.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof and the conditions and prospects, financial and otherwise, of the Company and GCM and their respective subsidiaries and affiliates, as they were reflected in the Information and the Company Information and as they have been represented to Canaccord Genuity in discussions with management of the Company. In its analyses and in preparing the Opinion, Canaccord Genuity made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, which Canaccord Genuity believes to be reasonable and appropriate in the exercise of its professional judgement, many of which are beyond the control of Canaccord Genuity or any party involved in the Arrangement.

The Opinion has been provided to the Board of Directors (solely in its capacity as such) for its sole use and benefit and only addresses the fairness, from a financial point of view, of the Consideration to be received by the Company Shareholders (other than GCM and its affiliates) pursuant to the Arrangement. The Opinion may not be relied upon by any other person or entity (including, without limitation, securityholders, creditors or other constituencies of the Company) or used for any other purpose or published without the prior written consent of Canaccord Genuity, provided that Canaccord Genuity consents to the inclusion of the Opinion in its entirety and a summary thereof (provided such summary is in a form acceptable to Canaccord Genuity) in the notice of meeting and accompanying joint management proxy circular of GCM and the Company to be mailed to the GCM Shareholders and the Company Shareholders in connection with seeking their approval of the Arrangement and to the filing thereof, as necessary, by GCM and the Company on SEDAR, in accordance with applicable securities laws in Canada.

Canaccord Genuity has not been asked to, nor does Canaccord Genuity offer an opinion as to the terms of the Arrangement (other than in respect of the fairness, from a financial point of view, of the Consideration to be received by the Company Shareholders pursuant to the Arrangement) or the forms of agreements or documents related to the Arrangement. The Opinion does not constitute a recommendation as to how the Board of Directors (or any director), management or any securityholder should vote or otherwise act with respect to any matters relating to the Arrangement, or whether to proceed with the Arrangement or any related transaction. The Opinion does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to the Company. In considering fairness from a financial point of view, Canaccord Genuity considered the Arrangement from the perspective of the Company Shareholders generally and did not consider the specific circumstances of any particular Company Shareholder, including with regard to tax considerations. The Opinion is given as of the date hereof, and Canaccord Genuity disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come, or be brought, to the attention of Canaccord Genuity after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, including, without limitation, the terms and conditions of the Arrangement, or if Canaccord Genuity learns that the Information relied upon in rendering the Opinion was inaccurate, incomplete or misleading in any material respect, Canaccord Genuity reserves the right to change, modify or withdraw the Opinion after the date hereof.

Canaccord Genuity believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of an Opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

Approach to Financial Fairness

In connection with the Opinion, Canaccord Genuity has performed a variety of financial and comparative analyses. In arriving at the Opinion, Canaccord Genuity has not attributed any particular weight to any specific analysis or factor, but rather has made qualitative judgments based on its experience in rendering such opinions and on the circumstances and Information as a whole.

Conclusion

Based upon and subject to the foregoing, and such other matters as Canaccord Genuity considered relevant, Canaccord Genuity is of the opinion that, as of the date hereof, the Consideration to be received pursuant to the Arrangement by the Company Shareholders (other than GCM and its affiliates) is fair, from a financial point of view, to the Company Shareholders (other than GCM and its affiliates).

Yours truly,

/s/ Canaccord Genuity Corp.

CANACCORD GENUITY CORP.

APPENDIX K

INTERIM ORDER

[See attached]

[SUPREME COURT

OF BRITISH COLUMBIA

VANCOUVER REGISTRY

STAMP DATED

AUG 16 2022]

No. S-226517

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

ARIS GOLD CORPORATION

PETITIONER

RE:	IN THE MATTER OF SECTION 288 OF THE BUSINESS

CORPORATIONS ACT, S.B.C. 2002, C.57

AND:

IN THE MATTER OF A PROPOSED ARRANGEMENT

INVOLVING ARIS GOLD CORPORATION, THE

SHAREHOLDERS OF ARIS GOLD CORPORATION and GCM

MINING CORP.

ORDER MADE AFTER APPLICATION (INTERIM)

))
))
BEFORE	) Master Robertson )	August 16, 2022
))
))

ON THE APPLICATION of the Petitioner, Aris Gold Corporation (“Aris”) pursuant to sections 186 and 288 to 297 of the Business Corporations Act, S.B.C. 2002, c. 57, as amended (the “BCBCA”), for an Interim Order for directions in seeking approval of a plan of arrangement under Division 5 of Part 9 of the BCBCA, coming on for hearing at Vancouver, British Columbia on the 16th day of August, 2022, AND ON HEARING Brook Greenberg, Q.C., counsel for the Petitioner, AND UPON READING the Petition and other materials filed herein, AND UPON being advised that it is the intention of GCM Mining Corp. (“GCM”) to rely upon Section 3(a)(10), of the United States Securities Act of 1933, as amended (the “1933 Act”) as a basis for an exemption from the registration requirements of the 1933 Act with respect to the issuance of securities of GCM in exchange for securities of Aris under the proposed Plan of Arrangement based on the Court’s approval of the Arrangement and determination that the Arrangement is substantively and procedurally fair to those who will receive GCM securities pursuant to the Arrangement;

THIS COURT ORDERS that:

DEFINITIONS

1.

As used in this order, unless otherwise defined, defined terms have the respective meanings set out in the draft Notices of Special Meeting of Shareholders of GCM and Shareholders of Aris and Joint Management Information Circular of GCM and Aris (the “Aris Circular”) relating to the special meeting of the shareholders of Aris attached as Exhibit “B” to the Affidavit of Douglas Bowlby sworn on August 12, 2022 (the “Aris Affidavit”).

MEETING

2.

Pursuant to sections 289 and 291 of the BCBCA, Aris is authorized and directed to call, hold and conduct a special meeting (the “Aris Meeting”) of the holders of shares (the “Aris Shareholders”) of Aris (the “Aris Shares”), to be held virtually via live audio webcast using the LUMI online virtual meeting platform, on September 19, 2022 commencing at 10:00 a.m. (Vancouver time), or such other date and time as the Court may direct, or as adjourned or postponed.

3.	At the Aris Meeting, the Aris Shareholders shall:

(a)

consider, and, if thought fit, pass with or without variation by special resolution the Aris Arrangement Resolution (the full text of which is set forth in Appendix “B” to the Aris Circular which is attached as Exhibit “B” to the Aris Affidavit) authorizing, approving and adopting the Arrangement pursuant to Division 5 of Part 9 of the BCBCA; and

(b)	consider such other business as may properly come before the Aris Meeting or any adjournments thereof.

4.

The Aris Meeting shall be called, held and conducted in accordance with the BCBCA, applicable securities legislation, and the articles of Aris, subject to the terms of this order made after application (the “Interim Order”), and any further order of this Court, and the rulings and directions of the Chair of the Aris Meeting, such rulings and directions not to be inconsistent with this Interim Order and to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating or governing or collateral to the Aris Shares or to which such shares are collateral, or the articles of Aris, this Interim Order shall govern.

5.

The Chair of the Aris Meeting shall be the Chair of the Aris Board or such other person authorized in accordance with the articles of Aris. The Chair is at liberty to call on the assistance of legal counsel to Aris at any time and from time to time as the Chair of the Aris Meeting may deem necessary or appropriate.

ADJOURNMENT

6.

Aris, if it deems advisable, is specifically authorized to adjourn or postpone the Aris Meeting on one or more occasions, without the necessity of first convening the Aris Meeting or first obtaining any vote of the Aris Shareholders respecting the adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements shall be given by press release, news release, newspaper advertisement, or by notice sent to the Aris Shareholders by one of the methods specified in paragraph 11 of this Interim Order, as determined to be the most appropriate method of communication by the Aris Board.

7.	The Aris Record Date (as defined in paragraph 9 below) shall not change in respect of adjournments or postponements of the Aris Meeting.

AMENDMENTS

8.

Aris is authorized to make amendments, revisions or supplements to the Plan of Arrangement in accordance with the Arrangement Agreement without any additional notice to the Aris Shareholders or further order of this Court, and the Plan of Arrangement as so amended, revised or supplemented shall be the Plan of Arrangement submitted to the Aris Meeting and the subject of the Arrangement.

RECORD DATE

9.

The record date for the determination of the Aris Shareholders entitled to receive notice of and to vote at the Aris Meeting in respect of the Arrangement is August 15, 2022 (the “Aris Record Date”). Only Aris Shareholders whose names were entered in the register of Aris at the close of business on the Aris Record Date will be entitled to receive notice of and to vote at the Aris Meeting in respect of the Arrangement.

NOTICE OF MEETING

10.

The Aris Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of section 290(1)(a) of the BCBCA, and Aris shall not be required to send to the Aris Shareholders any other or additional statement pursuant to section 290(1)(a) of the BCBCA.

11.

The Notice of Special Meeting of Aris Shareholders and the Aris Circular, which includes an explanation of the effect of the Arrangement, the Aris Arrangement Resolution, the Plan of Arrangement, the Interim Order, the Petition, the forms of proxy for Aris Shareholders, and letter of transmittal (collectively referred to as the “Aris Meeting Materials”) in substantially the same form as contained in Exhibits “B” to “D” to the Aris Affidavit, with such deletions, amendments or additions thereto as may be necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order, shall be sent to:

(a)	the Aris Shareholders as they appear on the central securities register of Aris as at the Aris Record Date at least twenty-one (21) days prior to the date of the Aris

Meeting, excluding the date of mailing, delivery or transmittal and the date of the Aris Meeting, by one or more of the following methods:

(i)	by prepaid regular mail addressed to the Aris Shareholders at their address as it appears on the central securities register of Aris as at the Aris Record Date; or

(ii)

by email or facsimile transmission to any Aris Shareholders who identifies themselves to the satisfaction of Aris, acting through its representatives, who requests such email or facsimile transmission;

(b)

the directors and auditors of Aris by mailing the Meeting Materials by prepaid regular mail, or by email or facsimile transmission, to such persons at least twenty-one (21) days prior to the date of the Aris Meeting, excluding the date of mailing or transmittal and the date of the Aris Meeting; and

(c)

in the case of non-registered Aris Shareholders, by providing copies of the relevant portions of the Meeting Materials to intermediaries and registered nominees for sending to beneficial owners in accordance with National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators (“NI 54-101”) at least three (3) Business Days prior to the twenty-first (21st) day prior to the date of the Aris Meeting; and

substantial compliance with this paragraph shall constitute good and sufficient notice of the Aris Meeting and these proceedings, and no notice be required to any other party. Aris is at liberty to give notice of the Aris Meeting and these proceedings to persons outside the jurisdiction of this Honourable Court in the manner specified herein.

12.

Accidental failure of or omission by Aris to give notice to any one or more Aris Shareholders or any other person set out in paragraph 11, or the non-receipt of such notice by one or more Aris Shareholders or any other person set out in paragraph 11, or any failure or omission to give such notice as a result of events beyond the reasonable control of Aris (including, without limitation, any inability to use postal services), shall not constitute a breach of this Interim Order or a defect in the calling of the Aris Meeting, and shall not invalidate any resolution passed or proceeding taken at the Aris Meeting, but if any such failure or omission is brought to the attention of Aris then it shall use reasonable commercial efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

13.

Provided that notice of the Aris Meeting and the provision of the Aris Meeting Materials to the Aris Shareholders takes place in substantial compliance with this Interim Order, the requirement of section 290(1)(b) of the BCBCA to include certain disclosure in any advertisement of the Aris Meeting is waived.

14.

Provided that notice of the Aris Meeting and the provision of the Aris Meeting Materials to the Aris Shareholders take place in substantial compliance with this Interim Order, the requirement of section 2.2 of NI 54-101 that notification of the Aris Meeting and Aris Record Date be sent at least 25 days before the record date to all depositories, the securities regulatory authority, and each exchange in Canada on which the securities are listed, is abridged pursuant to section 2.20 of NI 54-101.

DEEMED RECEIPT OF NOTICE

15.	The Aris Meeting Materials shall be deemed, for the purposes of this Interim Order, to have been served upon and received:

(a)	in the case of mailing, the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

(b)	in the case of any means of transmitted, recorded or electronic communication, when dispatched or delivered for dispatch;

(c)	in the case of non-registered Aris Shareholders, three (3) days after delivery thereof to intermediaries and registered nominees; and

(d)	in the case of advertisement, at the time of publication of the advertisement.

UPDATING MEETING MATERIALS

16.

Notice of any amendments, updates or supplement to any of the information provided in the Aris Meeting Materials may be communicated to the Aris Shareholders by press release, news release, newspaper advertisement or by notice sent to the Aris Shareholders by any of the means set forth in paragraph 11 herein, as determined to be the most appropriate method of communication by the Aris Board.

QUORUM AND VOTING

17.	The votes required at the Aris Meeting required to pass the Aris Arrangement Resolution shall be:

(a)	an affirmative vote of not less than 66 2⁄3% of the votes cast on the Aris Arrangement Resolution by Aris Shareholders present in person or by proxy at the Aris Meeting; and

(b)

a simple majority of the votes cast by Aris Shareholders excluding the votes of Aris Shares held or controlled by “interested parties” as defined in Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101) who vote in person or by proxy at the Aris Meeting.

(collectively, the “Requisite Aris Shareholder Approval”).

18.

The Requisite Aris Shareholder Approval shall be sufficient to authorize and direct Aris to do all such acts and things as may be necessary or desirable to give effect to the Plan of Arrangement on a basis consistent with what is provided for in the Circular without the necessity of any further approval by the Aris Shareholders, subject only to final approval by this Honourable Court.

19.	The quorum required at the Aris Meeting shall be the quorum required by the Articles of Aris, being two or more Aris Shareholders entitled to vote at the meeting are present in person or by proxy.

20.

For the purpose of counting votes respecting the Aris Arrangement Resolution, any spoiled votes, illegible votes, defective votes and abstentions shall be deemed to be votes not cast and the Aris Share represented by such spoiled votes, illegible votes, defective votes or abstentions not be counted in determining the number of Aris Shares represented at the Aris Meeting. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Aris Arrangement Resolution.

21.

A representative of Aris who attends the Aris Meeting shall file in due course with the Court an affidavit verifying the actions taken and the decisions reached by the Aris Shareholders at the Aris Meeting with respect to the Plan of Arrangement.

PERMITTED ATTENDEES

22.

The only persons entitled to attend the Aris Meeting shall be the Aris Shareholders as of the Aris Record Date or their respective proxyholders, Aris’s directors, officers, auditors and advisors, the scrutineers, and any other persons admitted on the invitation of the directors of Aris or on the invitation of the Chair of the Aris Meeting, and the only persons entitled to be represented and to vote at the Aris Meeting shall be the registered Aris Shareholders as at the close of business (Vancouver time) on the Aris Record Date, or their respective proxyholders.

SCRUTINEERS

23.	A representative of Aris’s registrar and transfer agent (or any agent thereof), is authorized to act as scrutineer for the Aris Meeting.

SOLICITATION OF PROXIES

24.

Aris is authorized to use the form of proxy in connection with the Aris Meeting, in substantially the same form as attached as Exhibit “C” to the Aris Affidavit and the voting methods as set out in the Aris Meeting Materials, and Aris may in its discretion waive generally the time limits for deposit of proxies by Aris Shareholders if Aris deems it reasonable to do so. Aris is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as may be determined.

25.	The procedure for the use of proxies at the Aris Meeting, including the time limit for place of deposit, the voting methods and revocation of proxy, shall be as set out in the Aris Meeting Materials.

DISSENT RIGHTS

26.

Each of the registered Aris Shareholders as of the Aris Record Date, shall have the right to dissent in respect of the Aris Arrangement Resolution in accordance with sections 237 to 247 of the BCBCA, as varied by the Plan of Arrangement, this Interim Order and the Final Order (the “Dissent Rights”).

27.	In order for a registered Aris Shareholder to exercise their Dissent Rights:

(a)

notwithstanding section 242(1)(a) of the BCBCA, a Dissenting Shareholder shall deliver a written notice which must be received by Aris, Attention: Brook Greenberg, Q.C., at Fasken Martineau DuMoulin LLP, 2900 - 550 Burrard St. Vancouver, B.C. V6C 0A3, by no later than 5:00 p.m. (Vancouver time) on September 15, 2022, or if the Aris Meeting is postponed or adjourned, on the date which is two Business Days prior to the date of the postponed or adjourned Aris Meeting; and

(b)	any such exercise of the Dissent Rights must otherwise comply with the requirements of sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement and this Interim Order.

28.

Notice to the Aris Shareholders of their Dissent Rights with respect to the Aris Arrangement Resolution and their right to receive, subject to the provisions of the BCBCA and the Plan of Arrangement, the fair value of their Aris Shares shall be given by including information with respect to this right in the Circular to be sent to the Aris Shareholders in accordance with the Interim Order.

29.

Each Dissenting Aris Shareholder is entitled to be paid the fair value (determined immediately before the passing by the holders of the Aris Shares of the resolution approving the Arrangement) of all, but not less than all, of the Dissenting Aris Shareholder’s Aris Shares, provided that the Dissenting Aris Shareholder duly dissents to the Arrangement and the Arrangement becomes effective.

30.

Pursuant to the Plan of Arrangement, Aris Shareholders who duly exercise their Dissent Rights and who are ultimately entitled to be paid fair value for their Aris Shares shall be paid an amount equal to such fair value by Aris, and shall be deemed to have transferred such Aris Shares as of the Effective Time to Aris, without any further act or formality, and free and clear of all liens, claims and encumbrances.

31.

Pursuant to the Plan of Arrangement, if the Dissenting Aris Shareholder is ultimately not entitled, for any reason, to be paid fair value for their Aris Shares, they will be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-Dissenting Shareholder and will be entitled to receive only the GCM Shares contemplated by the Plan of Arrangement that such Aris Dissenting Shareholder would have received pursuant to the Arrangement if such Aris Dissenting Shareholder had not exercised its Dissent Rights.

32.	None of the Aris Shareholders who vote or have instructed a proxyholder to vote Aris Shares in favour of the Aris Arrangement Resolution shall be entitled to exercise their Dissent Rights.

APPLICATION FOR FINAL ORDER

33.	Upon the approval, with or without variation, by the Aris Shareholders, of the Arrangement, in the manner set forth in this Interim Order, Aris may apply to this Court for, inter alia, an order that:

(a)	the Arrangement, and its terms and conditions, be approved;

(b)

the Arrangement be implemented in the manner and sequence set forth in the Plan of Arrangement, and pursuant to sections 291, 292 and 296 of the BCBCA, the Arrangement will take effect as of the Effective Time (as defined in the Plan of Arrangement);

(c)

a declaration that the terms and conditions of the Arrangement, and the exchange of securities to be effected by completion of the Arrangement, are procedurally and substantively fair to the Aris Shareholders;

(d)

the Arrangement shall be binding on Aris, the Aris Shareholders, the holders of Aris Convertible Securities, GCM, AmalCo, SubCo, Caldas Holding, any transfer agent therefor, the Depositary, and all other persons upon the taking effect of the Arrangement pursuant to section 297 of the BCBCA; and

(e)	Aris, or GCM shall be entitled to seek the advice and direction of this Court as to the implementation of this Order or to apply for such further Order or Orders as may be appropriate;

(collectively, the “Final Order”).

34.

Aris is at liberty to proceed with the hearing of the Final Order on September 21, 2022 at 9:45 a.m. (Vancouver time) at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or as soon thereafter as the hearing of the Final Order can be heard or at such other date and time as Aris may determine or this Court may direct.

35.

Any Aris Shareholder or Aris Convertible Securityholder desiring to support or oppose the application has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order, subject to filing a Response to Petition and delivering a copy of the filed Response to Petition together with a copy of any additional affidavits or other materials on which the person intends to rely at the hearing for the Final Order on or before 4:00 p.m. (Vancouver time) on September 19, 2022, to the solicitors for the Petitioner at:

FASKEN MARTINEAU DuMOULIN LLP

Suite 2900, 550 Burrard Street

Vancouver, BC V6C 0A3

Attention: Brook Greenberg, Q.C.

36.

Sending the Petition and this Interim Order in accordance with paragraph 11 of this Interim Order shall constitute good and sufficient service of the within proceedings and no other form of service need be made and no other material need be served on such persons in respect of these proceedings and service of the affidavits, including the Aris Affidavit, is dispensed with. Aris shall be at liberty to give notice of this Petition to persons outside the jurisdiction of this Court in the manner specified herein.

37.

The only persons entitled to notice of any further proceedings herein, including any hearing to sanction and approve the Arrangement, and to appear and be heard thereon, shall be the solicitors for Aris and GCM, and persons who have filed and delivered a Response to Petition in accordance with this Interim Order.

38.

In the event the hearing for the Final Order is adjourned, only those persons who have filed and delivered a Response to Petition in accordance with this Interim Order need be provided notice of materials filed in this proceeding and the adjourned hearing date.

VARIANCE

39.	Aris shall be entitled, at any time, to apply to vary this Interim Order and apply for such other orders and direction from the Court as may be appropriate.

40.

Supreme Court Civil Rules 8-1 and 16-1(3) will not apply to any further applications in respect of this proceeding, including the application for the Final Order and any application to vary this Interim Order.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

/s/ Brook Greenberg, Q.C.
Signature of Lawyer for the Petitioner
Brook Greenberg, Q.C.

BY THE COURT

/s/ illegible
REGISTRAR

No. S1914326

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

ARIS GOLD CORPORATION.

PETITIONER

RE: IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT, S.B.C. 2002, C.57

AND:
IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING ARIS GOLD CORPORATION, THE SHAREHOLDERS OF ARIS GOLD CORPORATION and GCM MINING CORP.

ORDER MADE AFTER APPLICATION

FASKEN MARTINEAU DuMOULIN LLP

Barristers and Solicitors

550 Burrard Street, Suite 2900

Vancouver, BC, V6C 0A3

+1 604 631 3131

Counsel: Brook Greenberg, Q.C.

Matter No: 307329.00017

APPENDIX L

NOTICE OF HEARING OF PETITION

[See attached]

L-2

NO. S226517

VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

ARIS GOLD CORPORATION

PETITIONER

RE: IN THE MATTER OF SECTION 288 OF THE BUSINESS

CORPORATIONS ACT, S.B.C. 2002, C. 57

AND:

IN THE MATTER OF A PROPOSED ARRANGEMENT

INVOLVING ARIS GOLD CORPORATION, THE

SHAREHOLDERS OF ARIS GOLD CORPORATION and GCM

MINING CORP.

NOTICE OF HEARING

To:	Without Notice

TAKE NOTICE that the Petition of Aris Gold Corporation dated August 12, 2022 will be heard at the courthouse at 800 Smithe Street, Vancouver B.C. on September 21, 2022 at 9:45 a.m..

1.	Date of hearing

☐	The parties have agreed as to the date of the hearing of the Petition.

☐

The parties have been unable to agree as to the date of the hearing but notice of the hearing will be given to the Petition Respondents in accordance with Rule 16-1 (8) (b) of the Supreme Court Civil Rules.

☑	The Petition is unopposed, by consent or without notice.

2.	Duration of hearing

☑	It has been agreed by the parties that the hearing will take 15 minutes.

☐	The parties have been unable to agree as to how long the hearing will take and

(a)	the time estimate of the Petitioner is 15 minutes, and

(b)	☐ the time estimate of the Petition Respondent is N/A.

L-3

☐       the Petition Respondent has not given a time estimate.

3.	Jurisdiction

☐	This matter is within the jurisdiction of a master.

☑	This matter is not within the jurisdiction of a master.

Dated: August 16,2022
Signature of Lawyer for Petitioner
/s/ Brook Greenberg, Q.C.
Brook Greenberg, Q.C.

The Solicitors for the Petitioners are Fasken Martineau DuMoulin LLP, whose office address and address for delivery is 550 Burrard Street, Suite 2900, Vancouver, BC V6C 0A3 Telephone: +1 604 631 3131 Facsimile:+1 604 631 3232. (Reference: 307329.00017/Brook Greenberg)

APPENDIX M

PETITION AND FINAL ORDER

[See attached]

[SUPREME COURT OF BRITISH COLUMBIA VANCOUVER REGISTRY STAMP DATED AUG 12 2022]	NO. S-226517 VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

ARIS GOLD CORPORATION

PETITIONER

RE: IN THE MATTER OF SECTION 288 OF THE BUSINESS

CORPORATIONS ACT, S.B.C. 2002, C. 57

AND:

IN THE MATTER OF A PROPOSED ARRANGEMENT

INVOLVING ARIS GOLD CORPORATION, THE

SHAREHOLDERS OF ARIS GOLD CORPORATION and GCM

MINING CORP.

PETITION TO THE COURT

This proceeding has been started by the Petitioner for the relief set out in Part 1 below.

If you intend to respond to this Petition, you or your lawyer must

(a)	file a Response to Petition in Form 67 in the above-named registry of this Court within the time for Response to Petition described below, and

(b)	serve on the Petitioners

(i)	2 copies of the filed Response to Petition, and

(ii)	2 copies of each filed Affidavit on which you intend to rely at the hearing.

Orders, including orders granting the relief claimed, may be made against you, without any further notice to you, if you fail to file the Response to Petition within the time for response.

Time for Response to Petition

A Response to Petition must be filed and served on the petitioners,

(a)	if you reside anywhere within Canada, within 21 days after the date on which a copy of the filed Petition was served on you,

(b)	if you reside in the United States of America, within 35 days after the date on which a copy of the filed Petition was served on you,

(c)	if you reside elsewhere, within 49 days after the date on which a copy of the filed Petition was served on you, or

(d)	if the time for response has been set by Order of the Court, within that time.

(1)	The address of the registry is: 800 Smithe Street Vancouver, BC V6Z 2E1
(2)

The ADDRESS FOR DELIVERY is:

Fasken Martineau DuMoulin LLP

2900 - 550 Burrard Street

Vancouver, BC V6C 0A3

Attention: Brook Greenberg, Q.C.

Fax number for delivery is: n/a

E-mail address for service is: n/a

(3)

The name and office address of the Petitioner’s Solicitor is:

Fasken Martineau DuMoulin LLP

2900 - 550 Burrard Street

Vancouver, BC V6C 0A3

Telephone: 604 631 3131

(Reference: 325407.00007/ Brook Greenberg)

CLAIM OF THE PETITIONER

Part 1: ORDERS SOUGHT

1.

An order (the “Interim Order”) pursuant to sections 186 and 288 to 297 of the Business Corporations Act (British Columbia), S.B.C., 2002, c. 57 (the “BCBCA”) and Rules 2-1, 4-4, 4-5, and 16-1 of the Supreme Court Civil Rules, providing directions for, inter alia:

(a)

the convening and conduct by the Petitioner, Aris Gold Corporation (the “Petitioner” or “Aris”), of a special meeting (the “Aris Meeting”) of the holders of the issued and outstanding common shares (the “Aris Shareholders”) in the capital of Aris (the “Aris Shares”) to be held at 10:00 a.m. (Vancouver time) on September

19, 2022, to be held virtually via live audio webcast using the LUMI online virtual meeting platform, subject to any adjournment or adjournments thereof, to consider and, if thought fit, to pass, with or without amendment, a special resolution (the “Aris Arrangement Resolution”) approving an arrangement (the “Arrangement”) under section 288 of the BCBCA involving, among other things, the acquisition by GCM Mining Corp. (“GCM”) of all of the issued and outstanding Aris Shares, and such other business as may properly come before the Aris Meeting; and

(b)	the giving of notice of the Aris Meeting and the provision of materials regarding the Arrangement to the Aris Shareholders;

2.	an order (the “Final Order”) pursuant to sections 288 to 297 of the BCBCA, Rules 2-1, 4-4, 4-5, and 16-1 of the Supreme Court Civil Rules, and the inherent jurisdiction of the Court that, inter alia:

(a)	the Arrangement, and its terms and conditions, be approved;

(b)	a declaration that the terms and conditions of the Arrangement, and the exchange of securities to be effected by completion of the Arrangement, are fair and reasonable; and

(c)

that the Arrangement shall be binding on the Petitioner, its securityholders, GCM, AmalCo, SubCo, Caldas Holding, any transfer agent therefor, the Depositary and all other persons, upon taking effect pursuant to section 297 of the BCBCA; and

3.	Such further and other relief as counsel may advise and this Honourable Court may deem just.

Part 2: FACTUAL BASIS

DEFINITIONS

4.

As used in this Petition, unless otherwise defined, terms beginning with capital letters have the respective meaning set out in the Notice of the Special Meeting and Management Information Circular attached as Exhibit “B” to Affidavit #1 of Douglas Bowlby, sworn on August 12, 2022 (the “Aris Affidavit”).

THE PARTIES

Aris Gold Corporation

5.	Aris is a corporation existing pursuant to the laws of the Province of British Columbia.

6.

Aris is a Canadian mining company with operations in Colombia, including the fully controlled Marmato mine, which is currently the subject of a modernization and expansion program. Aris also owns the Juby project in Ontario, Canada. The Juby project is at an advanced stage of exploration. Aris also has a joint venture interest in and is operator of the Soto Norte project in Colombia, where environmental licensing is advancing to develop a new gold mine.

7.	Aris’ head office is located at 425 Hornby Street, Vancouver, B.C., and its registered and records offices are located at Suite 2900, 550 Burrard Street, Vancouver, British Columbia, V6C 0A3.

8.	Aris is a reporting issuer in all of the provinces of Canada other than Québec.

9.

Aris Shares trade on the TSX under the trading symbol “ARIS” and on the OTCQX under the symbol “ALLXF”. The Aris Listed Warrants trade on the TSX under the symbol “ARIS.WT” and the Aris Gold-Linked Notes trade on the NEO under the symbol “ARIS.NT.U”.

10.

It is anticipated that, as soon as reasonably practicable after completion of the Arrangement, the Aris Shares will be delisted from trading on the TSX. It is anticipated that the Aris Listed Warrants will continue to trade on the TSX and the Aris Gold-Linked Notes will continue to trade on the NEO, and Aris anticipates that its successor, AmalCo, will continue to be a reporting issuer in all of the provinces of Canada other than Québec.

GCM Mining Corp.

11.	GCM is a corporation existing under the laws of the Province of British Columbia.

12.

GCM is a Canadian-based gold and silver exploration and development company focused on acquiring and developing properties of merit to bring to production and operating such properties, with a primary emphasis on Colombia and Guyana. GCM holds 100% of the former Frontino Gold Mines Ltd. gold and silver assets, including the largest underground gold and silver mining operation in Colombia – the Segovia Operations – and 100% of the former Gold X operations in Guyana – the Toroparu Project. In February 2020, GCM completed the RTO Transaction to spin-out the Marmato Project to Caldas Gold and in July, August and December of 2020, it participated in various securities offerings of Caldas Gold, as well as in the issuance of the Aris Convertible Debenture.

13.	GCM is currently producing gold, silver and polymetallic concentrates from its Segovia Operations in Colombia and is developing its Toroparu Project in Guyana.

14.

The GCM head office is located at Suite 2400, 401 Bay Street, PO Box 15, Toronto, Ontario, M5H 2Y4. The registered and records offices for GCM are located at Suite 1604, 1166 Alberni Street, Vancouver, British Columbia, V6E 3Z3.

15.	GCM is a reporting issuer in each of the provinces of Canada.

16.

The GCM Shares trade on the TSX under the trading symbol “GCM”, the GCM Listed Warrants trade on the TSX under the symbol “GCM.WT.B” and the GCM Unsecured Notes trade on the Singapore Exchange under the symbol “GCM:CN”.

17.	GCM, through Caldas Holding Corp., a wholly owned subsidiary of GCM, currently owns, among other securities 60,991,545 Aris Shares.

OVERVIEW OF THE ARRANGEMENT

18.

Aris proposes, in accordance with section 186, 289 and 291 of the BCBCA and the Interim Order, to call, hold and conduct the Aris Meeting of the Aris Shareholders to be held virtually at 10:00 a.m. (Vancouver time) on September 19, 2022.

19.	At the Aris Meeting, the Aris Shareholders shall:

(a)

consider and, if thought fit, pass, with or without amendment, the Aris Arrangement Resolution (in the form attached as Appendix “B” to the Information Circular which is attached as Exhibit “B” to the Aris Affidavit) approving the Arrangement under section 288 of the BCBCA involving, among other things, the acquisition by GCM of all of the Aris Shares; and

(b)	transact such other business as may properly come before the Aris Meeting or any adjournment thereof.

20.	The purpose of the Arrangement is to effect the business combination of GCM and Aris. The Arrangement is to be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement.

21.

Upon completion of the Arrangement, GCM will acquire all of the issued and outstanding Aris Shares, and Aris will amalgamate with SubCo, a wholly owned subsidiary of GCM, to form AmalCo, to be named Aris Gold Holdings Corp. and to be a wholly owned subsidiary of GCM.

22.

Pursuant to the Arrangement, at the Effective Time each Aris Shareholder (other than any Aris Dissenting Shareholders and GCM and its affiliates) immediately prior to the Effective Time, will receive 0.5 of one GCM Share in exchange for each Aris Share held.

23.

Pursuant to the Plan of Arrangement, each Aris Convertible Security outstanding immediately prior to the Effective Time will be adjusted to be exercisable, redeemable or otherwise convertible into GCM Shares based on the exchange ratio of 0.5 of one GCM Share per Aris Share in lieu of any Aris Shares such Aris Convertible Security was previously exercisable, redeemable or otherwise convertible into, in accordance with the applicable underlying agreement, indenture, certificate, plan or other applicable terms and conditions. In the event that the Adjusted Option In-The-Money Amount in respect of an Aris Option following such adjustment exceeds the Aris Option In-The-Money Amount in respect of such Aris Option, the exercise price per GCM Share of such Aris Option following such adjustment will be increased accordingly with effect at and from the Effective Time by the minimum amount necessary to ensure that the Adjusted Option In-The-Money Amount in respect of such Aris Option following such adjustment does not exceed the Aris Option In-The-Money Amount in respect of such Aris Option. As a result, each holder of Aris Convertible Security will be treated in accordance with the agreement underlying the Aris Convertible Security, rather than being arranged pursuant to this Petition and the BCBCA.

24.

Prior to the Effective Time, Aris shall provide notice to the holders of the Aris Convertible Securities of the adjustment of the holders’ applicable Aris Convertible Securities as of the Effective Time, such notice to be given in accordance with the terms of the applicable underlying agreement, indenture, certificate, plan or other applicable terms and conditions of the Aris Convertible Securities.

FAIRNESS OF THE ARRANGEMENT

25.	The Arrangement and the provisions of the Arrangement Agreement are the result of arm’s length negotiations conducted between representatives of GCM and Aris.

26.	The Aris Special Committee was formed to, among other things, review and evaluate the Arrangement, and to make recommendations to the Aris Board with respect to the Arrangement.

27.

After careful consideration, including a thorough review of the Arrangement Agreement and receiving the verbal independent formal valuation of the fair market value of the Aris Shares and the GCM Shares in accordance with the requirements of MI 61-101 and the verbal fairness opinion of BMO Capital Markets, financial advisor to the Aris Special Committee, delivered to the Aris Special Committee (which opinion was subsequently confirmed in writing), the Aris Special Committee determined that the Arrangement is fair, from a financial point of view, to the Aris Shareholders (other than GCM) and in the best interests of Aris.

28.

Accordingly, the Aris Special Committee recommended that the Aris Board approve the Arrangement and enter into the Arrangement Agreement and that the Aris Board recommend that Aris Shareholders vote in favour of the Aris Arrangement Resolution.

29.

After careful consideration, including a thorough review of the Arrangement Agreement, as well as a thorough review of other matters, the Aris Board (excluding the Interested Directors), upon the recommendation of the Aris Special Committee, unanimously determined that the Arrangement is in the best interests of Aris. The conclusion and recommendation of the Aris Board was based upon, inter alia, the following factors:

(a)

Creates a Top-In-Class Company Amongst Junior Gold Producers and the Largest Gold Company in Colombia with Diversification in Guyana and Canada. The Arrangement will combine two Americas-based gold mining portfolios into one, with two producing mines, a near-term expansion project, two large development projects and advanced exploration project in Colombia, Guyana and Canada. The Arrangement creates a company with a balanced portfolio of operating and development assets with increased scale and diversification.

(b)

Experienced Board of Directors led by Ian Telfer as Chair. Following the Arrangement, the Resulting Issuer will benefit from an experienced Board of Directors led by Ian Telfer as Chair with Daniella Cambone, David Garofalo,

Mónica De Greiff, Serafino Iacono, Peter Marrone, Hernan Juan Jose Martinez Torres, Attie Roux and Neil Woodyer as members. The combined group has a track record of building sizeable and successful mining companies and will leverage its leadership in responsible, sustainable mining practices in Colombia with skilled personnel with relevant experience and country-specific knowledge.

(c)

Complementary Teams with Strengthened Mine-Building, Operating and ESG Experience. Following the Arrangement, the management team will be led by Neil Woodyer as CEO. The shareholders of the Resulting Issuer will benefit from having a management team with a track record of building sizable and successful mining companies, an operations team that is the leader in responsible and sustainable mining practices in Colombia and project teams with extensive project development and mine building expertise.

(d)

Increased Scale. GCM Shareholders and Aris Shareholders will have the opportunity to participate in a Resulting Issuer with a large inventory of mineral resources and an increased scale that is expected to receive greater market attention than GCM and Aris can attract individually. The enhanced profile of the Resulting Issuer is expected to provide an attractive entry point for a greater number of institutional investors and presents an opportunity for a long-term market value re-rating.

(e)

Enhanced Financial Capacity. Following the Arrangement, the Resulting Issuer will have approximately US$352 million of cash and approximately US$260 million of additional committed funding from precious metals stream agreements available to fund growth projects. With an enhanced capital markets profile, the Resulting Issuer is expected have better access to lower-cost capital and an increased capability to pursue future external growth opportunities.

(f)

G&A Cost Savings. The complementary assets of GCM and Aris are expected to create synergies for the Resulting Issuer, including general and administrative cost savings to the Resulting Issuer of approximately US$10 million per year. These savings will be realized from a reduction of duplicate management roles and administrative expenses, and are expected to be fully realized in 2023.

(g)

An At-Market Exchange Ratio. The at-market Exchange Ratio of 0.5 of one GCM Share for each outstanding Aris Share was based on the volume weighted average market prices of the respective shares of both GCM and Aris on the TSX over periods of ten and twenty trading days ending at the close of trading on July 22, 2022.

(h)

Full Participation of Both Sets of Shareholders in the Combined Operations and Growth Projects. The consideration payable to Aris Shareholders pursuant to the Arrangement is 100%-share based to preserve the Resulting Issuer’s cash resources to fund growth and permit both sets of shareholders to remain fully invested. If the Arrangement is completed, GCM Shareholders will hold approximately 74% and Aris Shareholders will hold approximately 26% (taking into consideration the cancellation of the approximate 44% of Aris Shares currently held by GCM) of the issued and outstanding shares of the Resulting Issuer (on a diluted in-the-money basis). Through ownership of Resulting Issuer Shares, both sets of shareholders will continue to participate in the opportunities associated with the Resulting Issuer’s assets and properties.

(i)

Simplified Ownership Structure. Following the Arrangement, GCM’s ownership of securities in Aris and the loan from GCM to Aris in the principal amount of US$35 million pursuant to the Aris Convertible Debenture will be eliminated, resulting in a lower-cost, more efficient and simplified capital structure for the Resulting Issuer.

(j)

Superior Proposals. Subject to compliance with the Arrangement Agreement, each of the Parties is permitted to furnish information and take certain other actions in respect of an unsolicited Acquisition Proposal that could reasonably be expected to lead to a Superior Proposal. The ability to terminate the Arrangement Agreement in specified circumstances and to accept a Superior Proposal, on payment of the Termination Fee of US$6,000,000, which is subject to a right to match and provides further assurance to the GCM Board and the Aris Board that each will have a reasonable opportunity to consider a potential superior unsolicited alternative transaction if one is subsequently proposed. See “The Arrangement Agreement – Non Solicitation Covenant and Acquisition Proposal”.

(k)

Voting Agreements. All of the directors and senior officers of GCM and Aris have entered into the Voting Agreements with GCM and Aris pursuant to which, and subject to the terms thereof, each has agreed to vote their GCM Shares in favour of the GCM Resolution and to vote their Aris Shares in favour of the Aris Arrangement Resolution, as applicable. See “The Arrangement – Voting Agreements”.

(l)

Comprehensive Arm’s Length Negotiations. The terms of the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of each Party’s special committees of independent directors and each Party’s legal counsel and financial advisors. In the judgment of each Party’s special committees, following consultation with their financial and legal advisors, the terms of the Arrangement are fair and reasonable to the Aris Shareholders and GCM, as applicable.

(m)

Transaction Certainty. The completion of the Arrangement is subject to a limited number of conditions, which each Party’s special committee of independent directors, after consultation with independent legal and other advisors, considers likely to be satisfied.

THE MEETING AND APPROVALS

30.	The Aris Board resolved that the record date for determining the Aris Shareholders entitled to receive notice of, attend and vote at the Aris Meeting be fixed at August 15, 2022.

31.

In connection with the Aris Meeting, Aris intends to send to each Aris Shareholder a copy of the following material and documentation substantially in the form as attached as Exhibits “B” to “D” to the Aris Affidavit:

(a)	Aris Notice of Meeting and accompanying Circular that includes, among other things:

(i)	a summary of the Arrangement Agreement;

(ii)	an explanation of the effect of the Arrangement;

(iii)	the text of the Aris Arrangement Resolution;

(iv)	the text of the proposed Plan of Arrangement;

(v)	a copy of the Interim Order and Petition;

(vi)	a copy of the Notice of Hearing of Petition;

(vii)	the text of Division 2 of Part 8 of the BCBCA setting out the dissent provisions of the BCBCA; and

(viii)	a copy of the Aris Fairness Opinions; and

(b)	the form of proxy to be used by registered Aris Shareholders; and

(c)	the form of letter of transmittal to be used by registered Aris Shareholders;

(hereinafter collectively referred to as the “Meeting Materials”).

32.

It is proposed that the Meeting Materials may contain such amendments thereto as the Petitioner (based on the advice of its solicitors) may deem necessary or desirable, provided such amendments are not inconsistent with the terms of the Interim Order.

33.	It is proposed that the Meeting Materials will be delivered as follows:

(a)

to registered Aris Shareholders by pre-paid ordinary mail to their registered addresses as they appear on the records of Aris at the close of business on August 15, 2022, or by email or facsimile transmission to any Aris Shareholders who identifies themselves to the satisfaction of Aris, acting through its representatives, who requests such email or facsimile transmission;

(b)	to non-registered Aris Shareholders, by providing copies of the relevant portions of the Meeting Materials to intermediaries and registered nominees for sending to the beneficial owners.

QUORUM AND VOTING

34.

At the Aris Meeting, Aris Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation the Aris Arrangement Resolution authorizing the Arrangement, the full text of which is set out in Appendix B of the Circular. In order to become effective, the Aris Arrangement Resolution must be approved by an affirmative vote of: (i) at least two-thirds of the votes cast at the Aris Meeting in person or by proxy by the Aris Shareholders, voting together as a single class; and (ii) a majority of the votes cast on the Aris Arrangement Resolution by Aris Shareholders present in person or represented by proxy at the Aris Meeting, excluding votes attached to the Aris Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101 and any of its related parties or joint actors, all in accordance with MI 61-101.

35.	As set out in the articles of Aris, quorum for the Aris Meeting is two or more Aris Shareholders entitled to vote at the meeting are present in person or by proxy.

DISSENT RIGHTS

36.

Each of the registered Aris Shareholders shall have the right to dissent in respect of the Aris Arrangement Resolution in accordance with the provisions of Sections 237 to 247 of the BCBCA, as varied by the Plan of Arrangement, the Interim Order or the Final Order.

UNITED STATES SECURITIES LAWS

37.

Section 3(a)(10) of the United States Securities Act of 1933, as amended (the “1933 Act”) provides an exemption from the registration requirements of the 1933 Act for the issue of securities in exchange for other outstanding securities where the terms and conditions of the issue and exchange are approved by a court of competent jurisdiction after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue such securities shall have the right to appear.

38.

In order to ensure securities issued or made issuable to certain securityholders pursuant to an arrangement will be exempt from the registration requirements of the 1933 Act pursuant to Section 3(a)(10) of the 1933 Act, it is necessary that:

(a)	the Court is advised of the intention of the parties to rely upon Section 3(a)(10) of the 1933 Act prior to the hearing required to approve the Arrangement;

(b)	each Aris Shareholder will have the right to appear before the Court so long as the shareholder files and delivers a response within a reasonable time;

(c)

Aris Shareholders are given adequate notice advising them of their rights to attend the hearing of the Court to approve of the Arrangement and provide them with sufficient information necessary for them to exercise that right;

(d)	the Court is required to satisfy itself as to the fairness of the Arrangement to the Aris Shareholders;

(e)

the Court has determined, prior to approving the final order, that the terms and conditions of the exchanges of securities comprising the Arrangement are substantively and procedurally fair to the Aris Shareholders; and

(f)	the order of the Court approving the Arrangement expressly states that the Arrangement is approved by the Court as being substantively and procedurally fair to the Aris Shareholders.

39.

Since the completion of the Arrangement involves issuances of securities to holders of Aris securities in the United States of America, the Petitioner hereby gives notice to the Court of GCM’s intention to rely on Section 3(a)(10) of the 1933 Act in completing the Arrangement.

40.

The Petitioner will, through the Circular, advise Aris Shareholders to whom securities will be issued or made issuable under the Arrangement that they shall receive such securities in reliance on the exemption from the registration requirements of the 1933 Act contained in Section 3(a)(10) thereof, based on the Court’s approval of the fairness of the Arrangement.

NO CREDITOR IMPACT

41.	The Arrangement does not contemplate a compromise of any debt or any debt instruments of Aris, and no creditor of Aris will be negatively affected by the Arrangement.

Part 3: LEGAL BASIS

42.	Pursuant to Sections 288 to 291 of the BCBCA, the Arrangement requires the approval of this Honourable Court to proceed.

43.	Section 291 of the BCBCA contemplates plan of arrangement approval under the BCBCA as a three-step process:

(a)

the first step is an application for the Interim Order for directions for calling a shareholders’ meeting to consider and vote on the arrangement. The first application proceeds ex parte because of the administrative burden of serving the shareholders;

(b)

the second step is the Aris Meeting, at which the Arrangement is voted upon, and must be approved by a special resolution of the Aris Shareholders, and at least a majority of the votes cast on the Aris Arrangement Resolution by the Aris Shareholders, excluding votes attached to the Aris Shares held by certain persons as required by Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions; and

(c)	the third step is the application for final Court approval of the Arrangement.

44.	The final Court approval should be granted as:

(a)	the statutory provisions will have been complied with, as amended by the terms of the Arrangement and the Interim Order;

(b)	the vote of the Aris Shareholders will be bona fide; and

(c)	the Arrangement is fair and reasonable.

Part 4: MATERIAL TO BE RELIED ON

45.	Affidavit #1 of Doug Bowlby, made August 12, 2022.

The Petitioner estimates that the application will take 20 minutes.

/s/ Brook Greenberg, Q.C.
Dated: August 12, 2022	Signature of

Fasken Martineau DuMoulin LLP Brook Greenberg, Q.C.

☐ Petitioner ☑ Lawyer for Petitioner

To be completed by the court only:

Order made

☐   in the terms requested in paragraphs .................... of Part 1 of this Petition

☐   with the following variations and additional terms:

     .......................................................................................

     .......................................................................................

     .......................................................................................

Date:

.............................................................

Signature of ☐ Judge   ☐ Master

No.     S226517

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

ARIS GOLD CORPORATION

PETITIONER

RE:    IN THE MATTER OF SECTION 288 OF THE BUSINESS

CORPORATIONS ACT, S.B.C. 2002, C.57

AND:

IN THE MATTER OF A PROPOSED ARRANGEMENT

INVOLVING ARIS GOLD CORPORATION, THE

SHAREHOLDERS OF ARIS GOLD CORPORATION and GCM

MINING CORP.

ORDER MADE AFTER APPLICATION

	)		)
	)		)
BEFORE	)	THE HONOURABLE JUSTICE	)	September 21, 2022
	)		)
	)		)

ON THE APPLICATION of the Petitioner, Aris Gold Corporation (“Aris”), pursuant to sections 186 and 288 to 297 of the Business Corporations Act, S.B.C. 2002, c. 57 (the “BCA”), coming on for hearing at Vancouver, British Columbia on Wednesday, the 21st day of September, 2022; AND ON HEARING Brook Greenberg, Q.C., counsel for the Petitioner, AND UPON no one appearing on behalf of the holders of shares of Aris (the “Aris Shareholders”), or any other holder of Aris securities, or any other person affected; AND UPON READING the Petition to the Court filed August 12, 2022; AND UPON READING the Interim Order of Master Robertson made on August 16, 2022 (the “Interim Order”), AND UPON READING the materials filed herein including Affidavits #1 of Doug Bowlby made on August 12, 2022 and Affidavit #1 of Ashley Baker made on September 19, 2022; AND UPON IT APPEARING that notice of the time and place of the hearing of this Petition was given to the Aris Shareholders, in accordance with the terms of the Interim Order; AND UPON IT APPEARING that the terms of the Interim Order were complied with and the requisite approval of the Aris Shareholders was obtained in accordance with the Interim Order; AND UPON BEING ADVISED that it is the intention of GCM Mining Corp. (“GCM”) to rely upon section 3(a)(10) of the United States Securities Act of 1933, as amended (the “1933 Act”) and that the declaration of fairness of, and the approval of, the arrangement (the “Arrangement”) among Aris and GCM, as contemplated in the plan of arrangement, a copy of which is attached hereto as Schedule “A” (the “Plan of Arrangement”), by this Honourable Court will serve as a basis for an exemption from the registration requirements of the 1933 Act pursuant to section 3(a)(10) thereof, for the issuance of securities of GCM and the exchange of those securities for securities of Aris in connection with the Arrangement; AND UPON CONSIDERING the fairness to the parties affected thereby of the terms and conditions of the Plan of Arrangement, and of the transactions contemplated by the Plan of Arrangement:

THIS COURT ORDERS AND DECLARES THAT:

1.	The terms and conditions of the Arrangement are substantively and procedurally fair and reasonable to those who will receive securities in connection with the Arrangement.

2.	The Arrangement as set forth in the Plan of Arrangement, a copy of which is attached hereto as Schedule “A”, shall be and is hereby approved.

3.	As used in this order, unless otherwise defined, capitalized terms have the respective meanings set out in the Plan of Arrangement attached as Schedule “A”.

4.

The Arrangement shall be implemented in the manner and sequence set forth in the Plan of Arrangement, and the Arrangement will take effect as of the Effective Time (as defined in the Plan of Arrangement).

5.

The Arrangement as set forth in the Plan of Arrangement shall be binding upon the Petitioner, GCM, the Aris Shareholders, other Aris securityholders, AmalCo, SubCo, and Caldas Holding upon the Arrangement taking effect.

6.	The Petitioner shall have liberty and be entitled to seek leave to vary this Order upon such terms upon giving such notice as this court may direct, to seek the advice and direction of this Court as to the implementation of this Order or to apply for such further Order or Orders as may be appropriate.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

Signature of
☑ Lawyer for the Petitioner, Aris Gold
Corporation

Brook Greenberg, Q.C.

BY THE COURT

REGISTRAR

No.     S1914326

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

BETWEEN:

ARIS GOLD CORPORATION

PETITIONER

RE:    IN THE MATTER OF SECTION 288 OF THE

BUSINESS CORPORATIONS ACT, S.B.C. 2002, C.57

ORDER MADE AFTER APPLICATION

FASKEN MARTINEAU DuMOULIN LLP

Barristers and Solicitors

550 Burrard Street, Suite 2900

Vancouver, BC, V6C 0A3

+1 604 631 3131

Counsel: Brook Greenberg, Q.C.

Matter No: 325407.00007

APPENDIX N

ARRANGEMENT DISSENT PROVISIONS

Pursuant to the Interim Order, Registered Aris Shareholders have the right to dissent in respect of the Arrangement. Such right of dissent is described in this Circular. The full text of Division 2 (Dissent Proceedings) of Part 8 (Proceedings) of the BCBCA is set forth below.

DIVISION 2 OF PART 8 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Definitions and application

237 (1) In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a)	in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)

in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c)

in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d)	in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)	the court orders otherwise, or

(b)	in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a)	under section 260, in respect of a resolution to alter the articles

(i)	to alter restrictions on the powers of the company or on the business the company is permitted to carry on,

(ii)	without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company’s community purposes within the meaning of section 51.91; or

(iii)	without limiting subparagraph (i), in the case of a benefit company, to alter the company’s benefit provision;

(b)	under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)	under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)	under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)	under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)	in respect of any other resolution, if dissent is authorized by the resolution;

(h)	in respect of any court order that permits dissent.

(1.1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent under section 51.995 (5) in respect of a resolution to alter its notice of articles to include or to delete the benefit statement.

(2) A shareholder wishing to dissent must

(a)	prepare a separate notice of dissent under section 242 for

(i)	the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b)	identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)	dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)	dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)	cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)	provide to the company a separate waiver for

(i)	the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b)	identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)	the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)

any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a)	a copy of the resolution,

(b)	a statement advising of the right to send a notice of dissent, and

(c)	if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)	a copy of the entered order, and

(b)	a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) or (1.1) must,

(a)

if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)	if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)	if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)	the date on which the shareholder learns that the resolution was passed, and

(ii)	the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a)	on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b)	if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)	within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)	if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)	if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)	the name and address of the beneficial owner, and

(ii)	a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a)	if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)	the date on which the company forms the intention to proceed, and

(ii)	the date on which the notice of dissent was received, or

(b)	if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a)	be dated not earlier than the date on which the notice is sent,

(b)	state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)	advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)	a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)	the certificates, if any, representing the notice shares, and

(c)	if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a)	be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)	set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a)	the dissenter is deemed to have sold to the company the notice shares, and

(b)	the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)	promptly pay that amount to the dissenter, or

(b)	if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)

determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)	join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c)	make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a)

pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b)	if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a)

the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)

if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)	the company is insolvent, or

(b)	the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)	the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)	the resolution in respect of which the notice of dissent was sent does not pass;

(c)	the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)	the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)	the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)	a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)	with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)	the notice of dissent is withdrawn with the written consent of the company;

(i)	the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)

the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)	the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)	the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

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QUESTIONS REGARDING GCM MAY BE DIRECTED TO GCM’S

PROXY SOLICITATION AGENT

If you have any questions or require any assistance in executing your GCM proxy or voting instruction form, please call GCM’s Proxy Solicitation Agent, Morrow Sodali, at:

North American Toll-Free Number: 1.888.999.1787

Outside North America, Banks, Brokers and Collect Calls: 1.289.695.3075

Email: assistance@morrowsodali.com

North American Toll-Free Facsimile: 1.877.218.5372

GCM MINING CORP.

401 Bay Street, Suite 2400 | Toronto, ON M5H 2Y4

P:416.360.4653

E:investorrelations@gcm-mining.com

Download the latest about GCM Mining Corp. at: www.gcm-minning.com.

GCM Mining Corp. is traded on the TSX under the symbol GCM.

QUESTIONS REGARDING ARIS MAY BE DIRECTED TO ARIS’

PROXY SOLICITATION AGENT

Laurel Hill

North America Toll Free

1-877-452-7184

Collect Calls outside North America

1-416-304-0211

Email: assistance@laurelhill.com